As filed with the Securities and Exchange Commission on November 23, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Callaway Golf Company

(Exact name of registrant as specified in its charter)

Delaware	3949	95-3797580
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2180 Rutherford Road

Carlsbad, California 92008

(760) 931-1771

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brian P. Lynch

Executive Vice President, Chief Financial Officer

2180 Rutherford Road

Carlsbad, California 92008

(760) 931-1771

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Craig M. Garner Kevin C. Reyes Jeffrey T. Woodley Latham & Watkins LLP 12670 High Bluff Drive San Diego, CA 92130 (858) 523-5400	William Davenport Chief Financial Officer Topgolf International, Inc. 8750 N. Central Expressway Suite 1200 Dallas, TX 75231 (866) 867-4653	James R. Griffin David B. Gail Weil, Gotshal & Manges LLP 200 Crescent Court Dallas, TX 75201 (214) 746-7700	Kevin J. Sullivan Weil, Gotshal & Manges LLP 100 Federal Street Boston, MA 02110 (617) 772-8300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the merger agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common stock, par value $0.01 per share	90,138,613	N/A	$1,652,691,469.36	$180,308.64

(1)

Represents the maximum number of shares of common stock of Callaway Golf Company, a Delaware corporation (“Callaway”), estimated to be issuable to holders of common stock and preferred stock of Topgolf International, Inc., a Delaware corporation (“Topgolf”), upon completion of the proposed merger of 51 Steps, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Callaway, with and into Topgolf, with Topgolf continuing as a wholly owned subsidiary of Callaway and the surviving corporation in the merger. The maximum number of shares of Callaway common stock to be registered is based upon the difference of (a) the quotient of (i) the maximum value of the merger consideration to be issued, estimated to be approximately $1,986,000,000, divided by (ii) the Callaway trading price set forth in the merger agreement of $19.40 per share, rounded up to the nearest share, minus (b) the number of shares of Callaway common stock that would have otherwise been allocated to Callaway, in its capacity as a stockholder of Topgolf, in the merger, which is estimated to be at least 12,232,522 shares, in each case as set forth in the merger agreement described herein.

(2)

Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed in accordance with Rules 457(c) and 457(f)(1) under the Securities Act of 1933, as amended. The proposed maximum aggregate offering price of the Callaway common stock to be registered is based on the product of (a) the average of the high and low prices of the Callaway common stock, as reported on the New York Stock Exchange on November 18, 2020 ($18.335), multiplied by (b) the maximum number of shares of Callaway common stock estimated to be issuable upon completion of the merger described herein (90,138,613).

(3)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended, at a rate equal to $109.10 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2020

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Callaway Golf Company and Topgolf International, Inc.:

As you may be aware, Callaway Golf Company, a Delaware corporation (“Callaway”), and Topgolf International, Inc., a Delaware corporation (“Topgolf”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), on October 27, 2020, pursuant to which a direct, wholly owned subsidiary of Callaway, 51 Steps, Inc., a Delaware corporation (“Merger Sub”), will merge with and into Topgolf, with Topgolf surviving the merger as a wholly owned subsidiary of Callaway (the “Merger”). Callaway, together with Topgolf following the Merger, is referred to herein as the combined company.

Callaway currently estimates that it will issue approximately 90 million shares of common stock to the stockholders of Topgolf (excluding Callaway) for 100% of the outstanding equity of Topgolf. The shares of Callaway common stock to be issued to Topgolf stockholders pursuant to the Merger Agreement (the “Merger Consideration”) will be calculated using an exchange ratio (the “Exchange Ratio”) based on (i) an equity value of Topgolf of approximately $1.986 billion and (ii) a price per share of Callaway common stock fixed at $19.40.

At the effective time of the Merger (the “Effective Time”), each share of Topgolf preferred stock and each share of Topgolf common stock that is issued and outstanding immediately prior to the Effective Time (other than shares held by Callaway and shares held by Topgolf in treasury (if any), which will be canceled for no consideration and other than dissenting shares (if any), holders of which will not be entitled to the Merger Consideration and will only be entitled to such rights as may be granted under the General Corporation Law of the State of Delaware) will be converted into the right to receive a number of shares of Callaway common stock equal to its pro rata portion of the Merger Consideration (such number of shares of Callaway common stock to be received for each share of Topgolf common stock, the “per share common stock consideration”), after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents.

Furthermore, (i) at the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is held by an employee or independent contractor of Topgolf who is providing services to Topgolf at the Effective Time, or a Topgolf director who will be appointed to the Callaway board of directors (the “Callaway Board”) following the consummation of the Merger (each, a “Rollover Option”), will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by an exchange ratio (the “Equity Award Exchange Ratio”) calculated by dividing (x) the cash value of the per share common stock consideration to be paid to Topgolf common stockholders assuming a per share price for Callaway common stock of $19.40 (the “cash equivalent per share common stock consideration”) by (y) $19.40, with such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio, (ii) immediately prior to the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is not a Rollover Option (each, a “Settled Stock Option”), will be deemed to be net exercised for a number of shares of Callaway common stock equal to (a) the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (b) the cash equivalent per share common stock consideration, and (iii) at the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions. Additionally, at the Effective Time, Callaway will assume an existing Topgolf warrant to purchase Topgolf preferred stock, and such warrant will become a warrant to purchase shares of Callaway common stock, with necessary adjustments to reflect the exchange ratio. The consideration received by Topgolf stockholders and other securityholders is described in more detail in the section titled “The Merger Agreement” beginning on page 128 of the accompanying proxy statement/prospectus/consent solicitation.

Callaway currently holds approximately 14.3% of Topgolf’s outstanding shares. Immediately after the Merger, Callaway stockholders as of immediately prior to the Merger are expected to own approximately 51.5% of the outstanding shares of the combined company on a fully-diluted basis and former Topgolf stockholders, other than Callaway, are expected to own approximately 48.5% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, the receipt by Topgolf of approximately $47.1 million of cash proceeds from the sale by Topgolf of shares of its Series H preferred stock after the date of the Merger Agreement (the “Topgolf Series H Preferred Offering”), as described in more detail below. Following the completion of the Merger, Callaway will also assume Topgolf’s outstanding net indebtedness.

Shares of Callaway common stock are currently listed on the New York Stock Exchange (the “NYSE”), under the symbol “ELY.” On                ,                , the last trading day before the date of the accompanying proxy statement/prospectus/consent solicitation, the closing sale price of Callaway common stock was $            per share.

Callaway stockholders are cordially invited to attend the Special Meeting of Stockholders of Callaway (the “Special Meeting”), which will be held on                ,                , solely by means of remote communication in a virtual-only format, commencing at                a.m., Pacific Time, unless postponed to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. You will not be able to attend the Special Meeting physically. Callaway stockholders will be able to attend and participate in the Special Meeting online by visiting                , where they will be able to listen to the meeting live, submit questions and vote.

Callaway is soliciting proxies for use at the Special Meeting to consider and vote upon the following proposals: (i) to approve the issuance of shares of common stock of Callaway to stockholders of Topgolf pursuant to the terms of the Merger Agreement (the “Callaway Merger Proposal”), a copy of which is attached as Annex A to the accompanying proxy statement/prospectus/consent solicitation and (ii) to consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Callaway Merger Proposal.

Topgolf is soliciting written consents from its stockholders to consider and vote on a proposal to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger (the “Topgolf Merger Proposal”).

As described in the accompanying proxy statement/prospectus/consent solicitation, concurrently with execution and delivery of the Merger Agreement Callaway and Merger Sub entered into Support Agreements (the “Support Agreements”) with each of PEP TG Investments LP (“Providence”), DDFS Partnership LP and Dundon 2009 Gift Trust (together, the “Dundon Support Stockholders”), TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC (together, “WestRiver” and together with Providence and the Dundon Support Stockholders, the “Support Stockholders”). The Support Stockholders beneficially own an aggregate of approximately 62% of the outstanding capital stock of Topgolf as of the date of the Merger Agreement and 64% of the outstanding preferred stock of Topgolf as of the date of the Merger Agreement. On the terms and subject to the conditions set forth in the Support Agreements, each of the Support Stockholders has agreed, by (or effective as of no later than) the second business day following the dissemination of the accompanying proxy statement/prospectus/consent solicitation to Topgolf stockholders, to vote all of its respective outstanding shares of Topgolf common stock and Topgolf preferred stock to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger and against any competing acquisition proposal.

After careful consideration, the Callaway Board has unanimously approved the Merger Agreement and determined that it is fair, advisable and in the best interests of Callaway and its stockholders to consummate the Merger. The Callaway Board has approved the proposals described in the accompanying proxy statement/prospectus/consent solicitation and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus/consent solicitation.

A special committee of the Topgolf Board (the “Topgolf Special Committee”) has considered the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and has unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and (ii) recommended to the Topgolf Board that they approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Upon the recommendation of the Topgolf Special Committee, the Topgolf Board has unanimously, with one member abstaining, declared that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and its stockholders, approved the Merger Agreement and recommended that Topgolf stockholders adopt the Merger Agreement.

More information about Callaway, Topgolf, the Merger Agreement and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus/consent solicitation. Callaway and Topgolf urge you to read the accompanying proxy statement/prospectus/consent solicitation carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED IN THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 24 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION.

For Callaway Stockholders: Your vote is important. Whether or not you plan to attend the Special Meeting online, please vote as soon as possible. Even if you plan to attend the Special Meeting, Callaway requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Special Meeting. For specific voting instructions, please refer to the information provided in the accompanying proxy statement/prospectus/consent solicitation and in the Notice of Internet Availability.

For Topgolf Stockholders: Your vote is important. Please complete, date and sign the written consent furnished with this proxy statement/prospectus/consent solicitation and return it promptly to Topgolf by one of the means described under the section titled “Topgolf’s Solicitation of Written Consents” beginning on page 73 of the accompanying proxy statement/prospectus/consent solicitation.

Callaway and Topgolf are excited about the opportunities the Merger brings to Callaway and Topgolf stockholders and thank you for your consideration and continued support.

Sincerely,

Oliver G. (Chip) Brewer III President and Chief Executive Officer Callaway Golf Company	Dolf Berle Chief Executive Officer Topgolf International, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus/consent solicitation. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus/consent solicitation is dated                 , 2020 and is first being mailed or otherwise delivered to stockholders of Callaway and Topgolf on or about                 , 2020.

CALLAWAY GOLF COMPANY

2180 Rutherford Road

Carlsbad, California 92008

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF CALLAWAY

When	, , a.m., Pacific Time.

Where	The Special Meeting of Stockholders of Callaway (the “Special Meeting”), will be held entirely online. You will be able to attend and participate in the Special Meeting online by visiting , where you will be able to listen to the meeting live, submit questions and vote.

Items of Business

1.  To approve the issuance of shares of common stock of Callaway Golf Company (“Callaway”) to stockholders of Topgolf International, Inc. (“Topgolf”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) by and among Callaway, Topgolf and 51 Steps, Inc. (“Merger Sub”), dated as of October 27, 2020, a copy of which is attached as Annex A. Proposal No. 1 is referred to herein as the “Callaway Merger Proposal.”

2.  To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Callaway Merger Proposal. Proposal No. 2 is referred to herein as the “Adjournment Proposal.”

Record Date	, . Only stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. At the close of business on the record date, Callaway had shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of the shares of Callaway common stock having voting power present in person or represented by proxy at the Special Meeting, assuming a quorum is present, is required for approval of each of the proposals described in this proxy statement/prospectus/consent solicitation. Approval of the Callaway Merger Proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of the Callaway Merger Proposal.

Even if you plan to attend the Special Meeting, Callaway requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Special Meeting if you are unable to attend. You may change or revoke your proxy at any time before it is voted at the Special Meeting.

THE CALLAWAY BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO CALLAWAY AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE CALLAWAY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CALLAWAY STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Carlsbad, California , 2020	By Order of the Board of Directors, Sarah E. Kim Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Callaway Stockholder Meeting to be Held on , :	This proxy statement/prospectus/consent solicitation is available on the Internet at: .

NOTICE OF SOLICITATION OF WRITTEN CONSENT

Topgolf International, Inc.

8750 N. Central Expressway, Suite 1200

Dallas, TX 75231

To Stockholders of Topgolf International, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of October 27, 2020 (the “Merger Agreement”), by and among Topgolf International, Inc. (“Topgolf”), Callaway Golf Company (“Callaway”), and 51 Steps, Inc. (“Merger Sub”), Merger Sub, a direct, wholly owned subsidiary of Callaway, will merge with and into Topgolf with Topgolf surviving the merger as a wholly owned subsidiary of Callaway (the “Merger”).

This proxy statement/prospectus/consent solicitation is being delivered to you on behalf of the Topgolf board of directors (the “Topgolf Board”) to request that holders of Topgolf common stock and Topgolf preferred stock as of the record date of                 ,                execute and return written consents to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger.

This proxy statement/prospectus/consent solicitation describes the Merger and the actions to be taken in connection with the Merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.

A summary of the appraisal rights that may be available to you is described in the section titled “Appraisal Rights” beginning on page 256 of the accompanying proxy statement/prospectus/consent solicitation. Please note that if you wish to exercise appraisal rights, you must not sign and return a written consent adopting the Merger Agreement. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. In addition, you must take all other steps necessary to perfect your appraisal rights.

A special committee of the Topgolf Board (the “Topgolf Special Committee”) has considered the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and has unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and (ii) recommended to the Topgolf Board that they approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Upon the recommendation of the Topgolf Special Committee, the Topgolf Board has unanimously, with one member abstaining, declared that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and its stockholders, approved the Merger Agreement and recommended that Topgolf stockholders adopt the Merger Agreement.

Accordingly, the Topgolf Board recommends that you adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, by executing and delivering the enclosed written consent. Please complete, date and sign the written consent furnished with this proxy statement/prospectus/consent solicitation and return it promptly to Topgolf by one of the means described under the section titled “Topgolf’s Solicitation of Written Consents” beginning on page 73 of this proxy statement/prospectus/consent solicitation.

By Order of the Board of Directors,

Liz Bonesio

Deputy General Counsel and Secretary

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/consent solicitation incorporates important business and financial information about Callaway from other documents that Callaway has filed with the SEC and that is contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation. You may obtain this information without charge through the Securities and Exchange Commission website (www.sec.gov) or upon your written request to Callaway Golf Company, Attention: Corporate Secretary, 2180 Rutherford Road, Carlsbad, California 92008.

To ensure timely delivery of these documents, any request should be made no later than                 ,                 , to receive them before the Special Meeting.

The contents of the websites of the SEC, Callaway, Topgolf or any other entity are not incorporated into this proxy statement/prospectus/consent solicitation. The information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus/consent solicitation at these websites is being provided only for your convenience.

For additional details about where you can find information about Callaway, please see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

ABOUT THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Callaway, constitutes a prospectus of Callaway under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock of Callaway to be issued to Topgolf stockholders pursuant to the Merger Agreement. This document also constitutes a proxy statement of Callaway under Section 14(a) of the Securities Exchange Act of 1934, as amended. In addition, this document also constitutes a notice of meeting with respect to the Special Meeting, at which Callaway stockholders will be asked to vote on the matters set forth herein.

Callaway has supplied all information contained in this proxy statement/prospectus/consent solicitation relating to Callaway, and Topgolf has supplied all information contained in this proxy statement/prospectus/consent solicitation relating to Topgolf. You should rely only on the information contained in or incorporated by reference into this document. Callaway and Topgolf have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this document. This document is dated                , 2020, and you should not assume that the information contained in this document is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference into this document is accurate as of any date other than the date of the incorporated document. Neither the mailing of this document to Callaway stockholders nor the issuance by Callaway of shares of Callaway common stock pursuant to the Merger Agreement will create any implication to the contrary.

Annex A—Agreement and Plan of Merger

Annex B—Opinion of Goldman Sachs & Co. LLC

Annex C—Form of Support Agreement

Annex D—Stockholders Agreement

Annex E—Registration Rights Agreement

Annex F—Appraisal Rights (Section 262 of the Delaware General Corporation Law)

Annex G—Form of Letter of Transmittal

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING OF STOCKHOLDERS OF CALLAWAY GOLF COMPANY

The following sections provide answers to frequently asked questions about the Merger and the Special Meeting of Stockholders of Callaway Golf Company (the “Special Meeting”). These sections, however, provide only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

General Information

What is the Merger?

Callaway Golf Company (“Callaway”) and Topgolf International, Inc. (“Topgolf”) have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 27, 2020, a copy of which is attached as Annex A. The Merger Agreement contains the terms and conditions of the proposed business combination of Callaway and Topgolf. Pursuant to the Merger Agreement, 51 Steps, Inc. (“Merger Sub”), a direct, wholly owned subsidiary of Callaway, will merge with and into Topgolf, with Topgolf surviving the merger as a wholly owned subsidiary of Callaway (the “Merger”). Callaway, together with Topgolf following the Merger, is referred to herein as the combined company.

Callaway currently holds approximately 14.3% of Topgolf’s outstanding shares. Immediately after the Merger, Callaway stockholders as of immediately prior to the Merger are expected to own approximately 51.5% of the outstanding shares of the combined company on a fully-diluted basis and former Topgolf stockholders, other than Callaway, are expected to own approximately 48.5% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, the receipt by Topgolf of approximately $47.1 million of cash proceeds from the Topgolf Series H Preferred Offering. Following the completion of the Merger, Callaway will also assume Topgolf’s outstanding net indebtedness.

Why are the two companies proposing to merge?

Each of Callaway and Topgolf believes that combining the two companies represents a transformative opportunity to create an unrivaled global golf and entertainment leader and positions the combined company for significant long-term growth. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger—Callaway Reasons for the Merger” and “The Merger—Topgolf Reasons for the Merger” beginning on pages 97 and 100, respectively, of this proxy statement/prospectus/consent solicitation.

Why am I receiving this proxy statement/prospectus/consent solicitation?

You are receiving this proxy statement/prospectus/consent solicitation because you have been identified as a stockholder of Callaway as of the record date, and you are entitled to vote at a Special Meeting of Stockholders of Callaway (the “Special Meeting”), to approve the matters set forth herein. The Special Meeting is scheduled to be held solely by means of remote communication in a virtual-only meeting format on                 ,                  at                                         , Pacific Time. Callaway is soliciting proxies for use at the Special Meeting. This document serves as:

•	a proxy statement of Callaway used to solicit proxies for the Special Meeting to vote on the matters set forth herein;

•	a prospectus of Callaway used to offer shares of Callaway common stock in exchange for shares of Topgolf common stock and preferred stock in the Merger; and

•

a consent solicitation of Topgolf used to solicit the written consent of its stockholders for adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger.

i

This proxy statement/prospectus/consent solicitation, including the proxy materials, were first sent or made available to stockholders of Callaway and Topgolf on or about                 , 2020.

What proposals will be voted on at the Special Meeting in connection with the Merger?

Pursuant to the terms of the Merger Agreement, the following proposal must be approved by the requisite stockholder vote at the Special Meeting in order for the Merger to close:

•	Proposal No. 1: a proposal to approve the issuance of shares of Callaway common stock to Topgolf stockholders pursuant to the terms of the Merger Agreement (the “Callaway Merger Proposal”).

The approval of the Callaway Merger Proposal is a condition to completion of the Merger. The issuance of Callaway common stock in connection with the Merger will not take place unless the Callaway Merger Proposal is approved by Callaway stockholders and the Merger is consummated.

In addition to the requirement of obtaining Callaway stockholder approval of the Callaway Merger Proposal, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 150 of this proxy statement/prospectus/consent solicitation.

The presence, by accessing online or being represented by proxy, at the Special Meeting of the holders of a majority of the shares of Callaway common stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Callaway Merger Proposal.

What proposals are to be voted on at the Special Meeting, other than the Callaway Merger Proposal?

At the Special Meeting, the holders of Callaway common stock will also be asked to consider the following proposal:

•

Proposal No. 2: a proposal to approve an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Callaway Merger Proposal (the “Adjournment Proposal”).

The approval of the Adjournment Proposal is not a condition to the Merger. The Callaway Merger Proposal and the Adjournment Proposal are referred to collectively in this proxy statement/prospectus/consent solicitation as the “Callaway Proposals.”

The presence, by accessing online or being represented by proxy, at the Special Meeting of the holders of a majority of the shares of Callaway common stock outstanding and entitled to vote at the Special Meeting is necessary to constitute a quorum at the meeting for the purpose of approving the Callaway Proposals.

Will any other business be conducted at the Special Meeting?

Other than the Callaway Merger Proposal and the Adjournment Proposal, Callaway knows of no other matters to be submitted to its stockholders at the Special Meeting.

What will Topgolf stockholders and optionholders receive in the Merger?

Callaway currently estimates that it will issue approximately 90 million shares of common stock to the stockholders of Topgolf (excluding Callaway) for 100% of the outstanding equity of Topgolf. The shares of Callaway common stock to be issued to Topgolf stockholders pursuant to the Merger Agreement (the “Merger

Consideration”) will be calculated using an exchange ratio (the “Exchange Ratio”) based on (i) an equity value of Topgolf of approximately $1.986 billion and (ii) a price per share of Callaway common stock fixed at $19.40.

At the effective time of the Merger (the “Effective Time”), each share of Topgolf preferred stock and each share of Topgolf common stock that is issued and outstanding immediately prior to the Effective Time (other than shares held by Callaway and shares held by Topgolf in treasury (if any), which will be canceled for no consideration and other than dissenting shares (if any), holders of which will not be entitled to the Merger Consideration and will only be entitled to such rights as may be granted under the General Corporation Law of the State of Delaware (the “DGCL”)), will be converted into the right to receive a number of shares of Callaway common stock equal to its pro rata portion of the Merger Consideration (such number of shares of Callaway common stock to be received for each share of Topgolf common stock, the “per share common stock consideration”), after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents. No fractional shares of Callaway common stock will be issued in the Merger, and Topgolf stockholders will receive cash in lieu of any fractional shares. The consideration is further subject to any applicable withholding.

Furthermore, (i) at the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is held by an employee or independent contractor of Topgolf who is providing services to Topgolf at the Effective Time, or a Topgolf director who will be appointed to the Callaway board of directors (the “Callaway Board”) following the consummation of the Merger (each, a “Rollover Option”), will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by an exchange ratio (the “Equity Award Exchange Ratio”) calculated by dividing (x) the cash value of the per share common stock consideration to be paid to Topgolf common stockholders assuming a per share price for Callaway common stock of $19.40 (the “cash equivalent per share common stock consideration”) by (y) $19.40, with such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio, (ii) immediately prior to the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is not a Rollover Option (each, a “Settled Stock Option”), will be deemed to be net exercised for a number of shares of Callaway common stock equal (a) to the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (b) the cash equivalent per share common stock consideration, and (iii) at the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions. Additionally, at the Effective Time, Callaway will assume an existing Topgolf warrant to purchase Topgolf preferred stock, and such warrant will become a warrant to purchase shares of Callaway common stock, with necessary adjustments to reflect the exchange ratio.

Callaway currently holds approximately 14.3% of Topgolf’s outstanding shares. Immediately after the Merger, Callaway stockholders as of immediately prior to the Merger are expected to own approximately 51.5% of the outstanding shares of the combined company on a fully-diluted basis and former Topgolf stockholders, other than Callaway, are expected to own approximately 48.5% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, the receipt by Topgolf of approximately $47.1 million of cash proceeds from the Topgolf Series H Preferred Offering.

The consideration received by Topgolf stockholders is described in more detail in the section titled “The Merger Agreement” beginning on page 128 of this proxy statement/prospectus/consent solicitation.

What will be the effect on Callaway stockholders and optionholders?

Each share of Callaway common stock, option to purchase Callaway common stock and restricted stock unit that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares will be unaffected by the Merger.

Will the common stock of the combined company trade on an exchange?

Shares of Callaway common stock are currently listed on the New York Stock Exchange (the “NYSE”) under the symbol “ELY.” Shares of Callaway common stock issued to Topgolf stockholders will be listed on the NYSE after completion of the Merger. On                 ,                 , the last trading day before the date of this proxy statement/prospectus/consent solicitation, the closing sale price of Callaway common stock was $                 per share.

Who will be the directors of the combined company following the Merger?

Immediately following the Merger, the combined company’s board of directors is expected to be composed of thirteen members, each with a term to expire at the 2021 annual meeting of stockholders. The combined company’s board of directors is expected to consist of the following:

Director	Current Principal Affiliation
Oliver G. (Chip) Brewer III	Director and President and Chief Executive Officer of Callaway
Samuel H. Armacost	Current Director of Callaway
Scott H. Baxter	Current Director of Callaway
John C. Cushman, III	Current Director of Callaway
Laura J. Flanagan	Current Director of Callaway
Russell B. Fleischer	Current Director of Callaway
John F. Lundgren	Current Director of Callaway
Adebayo O. Ogunlesi	Current Director of Callaway
Linda B. Segre	Current Director of Callaway
Anthony S. Thornley	Current Director of Callaway
Erik J. Anderson	Current Director of Topgolf
Thomas G. Dundon	Current Director of Topgolf
Scott M. Marimow	Current Director of Topgolf

Who will be the executive officers of the combined company immediately following the Merger?

Upon consummation of the Merger, the executive management team of Callaway is expected to remain unchanged and consist of members of the Callaway executive management team prior to the Merger, including:

Name	Title
Oliver G. (Chip) Brewer III	President and Chief Executive Officer
Brian P. Lynch	Executive Vice President, Chief Financial Officer
Glenn Hickey	Executive Vice President, Callaway Golf
Mark F. Leposky	Executive Vice President, Global Operations
Joe B. Flannery	Executive Vice President, Apparel and Soft Goods

Do any of the Callaway directors or officers have interests in the Merger that may differ from or be in addition to the interests of Callaway stockholders?

The Callaway executive officers have interests in the Merger that are different from, or in addition to, those of Callaway’s stockholders generally. In particular, Oliver (Chip) Brewer III, President and Chief Executive

Officer of Callaway, is a member of the Topgolf Board. These interests include, among other things, the determination by the Callaway Board, in connection with the Merger, to award performance-based restricted stock units (“PRSUs”) and service-based restricted stock units (“RSUs”) to Callaway’s executive officers, in each case subject to and effective upon the closing of the Merger. The Callaway Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Callaway Merger Proposal be adopted by the Callaway stockholders. For more information, see “The Merger— Interests of the Callaway Directors and Executive Officers in the Merger” beginning on page 115 of this proxy statement/prospectus/consent solicitation.

Callaway’s directors (other than Mr. Brewer) do not have interests in the Merger that are different from, or in addition to, the interests of Callaway stockholders generally.

What risks should I consider in deciding whether to vote in favor of the Merger?

You should carefully review the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus/consent solicitation and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Callaway and Topgolf, as independent companies, are subject.

When do you expect the Merger to be consummated?

The Merger is anticipated to close in the first quarter of 2021, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 150 of this proxy statement/prospectus/consent solicitation.

What are the conditions to the completion of the Merger?

The respective obligations of each party to consummate the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived (if legally permitted) in writing by each of Callaway, Merger Sub and Topgolf:

•	the applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), must have expired or been terminated;

•

the absence of any law, or ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with a governmental authority, enacted or promulgated in the United States or other specified jurisdiction enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have become effective under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending its effectiveness may be issued and in effect;

•	the adoption by the Topgolf stockholders of the Merger Agreement;

•	the approval by the Callaway stockholders of the issuance of shares of Callaway common stock to Topgolf’s stockholders pursuant to the Merger Agreement; and

•

the shares of Callaway common stock that will be issued as consideration in connection with the transactions contemplated by the Merger Agreement must have been approved for listing on the NYSE, subject only to official notice of issuance thereof.

v

The obligations of Callaway and Merger Sub to consummate the Merger will be further subject to the satisfaction on or prior to the closing date of each of the following conditions, any and all of which may be waived in writing by Callaway and Merger Sub:

•	the accuracy of the representations and warranties made in the Merger Agreement by Topgolf as of the date of the Merger Agreement and as of the closing date, subject to certain materiality thresholds;

•	performance in all material respects by Topgolf of the covenants required to be performed by it as of or prior to the closing date;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Topgolf that is continuing;

•	the receipt by Callaway of each of the agreements, instruments, certificates and other documents required to be delivered by Topgolf at or prior to the closing pursuant to the Merger Agreement; and

•	the consummation of the Topgolf Series H Preferred Offering.

The obligations of Topgolf to consummate the Merger will be further subject to the satisfaction on or prior to the closing date of each of the following conditions, any and all of which may be waived in writing by Topgolf:

•

the accuracy of the representations and warranties made in the Merger Agreement by Callaway as of the date of the Merger Agreement and as of the closing date, subject to certain materiality thresholds;

•	performance in all material respects by Callaway of the covenants required to be performed by it as of or prior to the closing date;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Callaway that is continuing;

•	the receipt by Topgolf of each of the agreements, instruments, certificates and other documents required to be delivered by Callaway at or prior to the closing pursuant to the Merger Agreement; and

•

the receipt by Topgolf of an opinion from Weil, Gotshal & Manges LLP, counsel to Topgolf, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP), dated as of the closing date of the Merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes.

For more information, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 150 of this proxy statement/prospectus/consent solicitation.

Voting Information

Who may vote at the Special Meeting?

Only holders of record of Callaway’s common stock as of the close of business on                ,                , the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting. Callaway has no other class of capital stock outstanding as of the record date, and no other shares are entitled to notice of, or to vote at, the Special Meeting. To access the virtual Special Meeting, you may visit                .

What is the difference between a stockholder of record and a beneficial owner of shares held in street name?

If you are a Callaway stockholder and your shares of Callaway common stock are registered directly in your name with Callaway’s registrar and transfer agent, Computershare Trust Company, N.A. (“Computershare”), you

are considered a stockholder of record with respect to those shares and this proxy statement/prospectus/consent solicitation, including the related proxy materials, have been made available to you by Callaway. If your shares of Callaway common stock are held in a stock brokerage account, by a bank, broker, trustee or other nominee, you are considered the beneficial owner of shares held in street name and this proxy statement/prospectus/consent solicitation, including the related proxy materials, are being forwarded to you by your bank, broker, trustee or other nominee that is considered the owner of record of those Callaway shares. As the beneficial owner of such Callaway shares, you have the right to instruct your bank, broker, trustee or other nominee on how to vote your shares.

If I am a stockholder of record of Callaway shares, how do I vote?

If you are a Callaway stockholder of record, there are four ways to vote:

•	Via the Internet. You may vote by proxy via the Internet by following the instructions provided in your proxy card.

•	By Telephone. You may vote by proxy via telephone by calling the toll free number found on the proxy card.

•	By Mail. You may vote by proxy by completing, signing and dating the proxy card and returning it.

•

In person. You may attend and participate in the virtual Special Meeting by accessing the link above and selecting “I have a Control Number.” Enter your control number shown on the proxy card and the password, which is                . If you cannot locate your proxy card but would still like to attend the virtual Special Meeting, you can contact Computershare at 1-800-522-6645, or you can join as a guest by selecting “I am a guest.” Guest attendees will not be allowed to vote or submit questions at the virtual Special Meeting.

Votes submitted by proxy via the Internet, by telephone or by mail must be received by 1:00 a.m., Pacific Time, on                ,                .

If I am a beneficial owner of Callaway shares held in street name, how do I vote?

If you are a beneficial owner of shares of Callaway common stock registered in the name of your bank, broker, trustee or other nominee, you must register online in advance to participate in and vote your Callaway shares at the Special Meeting.

To register online in advance, you must obtain a “legal proxy” from your bank, broker, trustee or other nominee. Once you have received a legal proxy from your bank, broker, trustee or other nominee, please email a scan or image of it to Callaway’s registrar and transfer agent, Computershare, at legalproxy@computershare.com, with “Legal Proxy” noted in the subject line. Please note that the voting instruction form you previously received with respect to the Special Meeting is not a legal proxy. If you do request a legal proxy from your bank, broker, trustee or other nominee, the issuance of the legal proxy will invalidate any prior voting instructions you have given and will prevent you from giving any further voting instructions to your bank, broker, trustee or other nominee to vote on your behalf, and, in that case, you would only be able to vote at the virtual Special Meeting. Requests for registration must be received by Computershare no later than 5:00 p.m., Eastern Time, on                 ,                .

Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. Once provided, you can attend and participate in the virtual Special Meeting by accessing the link above and selecting “I have a Control Number.” Enter the control number provided by Computershare and the password, which is                . If you do not have a legal proxy but would still like to attend the virtual Special Meeting, you can join as a guest by selecting “I am a guest.” Guest attendees will not be allowed to vote or submit questions at the virtual Special Meeting.

May I attend the Special Meeting and vote in person?

In light of the public health impact of the novel coronavirus disease (“COVID-19”) pandemic, orders of relevant state and local governments, and to support the health and well-being of Callaway’s stockholders, employees and their families, the Special Meeting will be held solely by means of remote communication in a virtual-only format. Stockholders of record as of                ,                will be able to attend and participate in the Special Meeting online by accessing                 . To join the Special Meeting, you will need to have your 16-digit control number which is included on your proxy card.

How are proxies voted?

All shares of Callaway common stock represented by valid proxies received on a timely basis prior to the taking of the vote at the Special Meeting will be voted and, where a Callaway stockholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares of Callaway common stock will be voted in accordance with the stockholder’s instructions. Similarly, if you transmit your voting instructions by telephone or via the Internet, your shares will be voted as you have instructed.

What happens if I do not give specific voting instructions?

Callaway Stockholders of Record. If you are a Callaway stockholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Callaway Board, then your shares will be voted at the Special Meeting in accordance with the Callaway Board’s recommendation on all matters presented for a vote at the Special Meeting. Similarly, if you sign and return a proxy card but do not indicate how you want to vote your shares for a particular proposal or for all of the Callaway Proposals, then for any proposal for which you do not so indicate, your shares will be voted at the Special Meeting in accordance with the Callaway Board’s recommendation.

Beneficial Owners of Callaway Shares Held in Street Name. If you are a beneficial owner of shares of Callaway common stock held in street name and do not provide the organization that holds your Callaway shares with specific voting instructions, then, under applicable NYSE rules, the organization that holds your shares may generally vote your shares in their discretion on “routine” matters but cannot vote on “non-routine” matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, that organization will inform the inspector of election that it does not have the authority to vote on that matter with respect to your shares. This is generally referred to as a “broker non-vote.”

Which proposals are considered “routine” or “non-routine”?

It is anticipated that the Callaway Merger Proposal will be non-routine. Brokers and other nominees cannot vote your shares on the Callaway Merger Proposal without receiving instructions from you, and therefore broker non-votes may occur with respect to the Callaway Merger Proposal.

It is anticipated that the Adjournment Proposal will be routine. A bank, broker, trustee or other nominee may generally vote your shares on routine matters even without receiving instructions from you, and therefore no broker non-votes are expected with respect to the Adjournment Proposal.

As a Callaway stockholder, how does the Callaway Board recommend that I vote?

After careful consideration, the Callaway Board unanimously recommends that Callaway stockholders vote “FOR” all of the Callaway Proposals.

What is the quorum requirement for the Special Meeting?

As of the record date for the Special Meeting, there were                 shares of Callaway common stock issued and outstanding. Under Delaware law and the Seventh Amended and Restated Bylaws of Callaway (the

“Callaway Bylaws”), the holders of a majority of the Callaway common stock issued and outstanding and entitled to vote at the Special Meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at the Special Meeting. If you submit a properly executed proxy via the Internet or by telephone or mail, regardless of whether you abstain from voting on one or more matters, your shares of Callaway common stock will be counted as present at the Special Meeting for the purpose of determining a quorum. Broker non-votes will also be counted as present for the purpose of determining the presence of a quorum at the Special Meeting. The inspector of election will determine whether a quorum is present and will tabulate the votes cast at the Special Meeting.

How many votes does each share have?

Holders of Callaway common stock have one vote for each share of Callaway common stock on any matter that may be presented for consideration and action by the stockholders at the Special Meeting.

What is the voting requirement to approve each of the proposals at the Special Meeting?

Assuming a quorum is present at the Special Meeting, the affirmative vote of the holders of a majority of the shares of Callaway common stock having voting power present in person or represented by proxy at the Special Meeting is required for approval of the Callaway Proposals.

How are abstentions and broker non-votes treated?

Abstentions and broker non-votes are counted for purposes of determining a quorum. For purposes of determining whether a proposal is approved, abstentions are counted in the tabulation of shares of Callaway common stock present in person or represented by proxy and have the same effect as voting against a proposal. Broker non-votes are not considered as shares having voting power present in person or represented by proxy and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.

Can I change my vote or revoke my proxy after I have voted?

Callaway Stockholders of Record. You may revoke your proxy and change your vote at any time before your shares are voted at the Special Meeting by taking any of the following actions:

•	filing with Callaway’s Corporate Secretary either a written notice of revocation or a duly executed proxy dated later than the proxy you wish to revoke;

•	voting again on a later date via the Internet or by telephone by no later than 1:00 a.m., Pacific Time, on , (in which case only your latest Internet or telephone proxy submitted will be counted); or

•	attending the Special Meeting online and voting by following the instructions at (your attendance at the Special Meeting, in and of itself, will not revoke your proxy).

Any written notice of revocation or later dated proxy that is mailed must be received by Callaway’s Corporate Secretary before the close of business on                 ,                , and should be addressed as follows: Callaway Golf Company, Attention: Corporate Secretary, 2180 Rutherford Road, Carlsbad, California 92008.

Beneficial Owners of Callaway Shares Held in Street Name. You must follow the instructions provided by your bank, broker, trustee or other nominee if you wish to change your vote.

Why did I receive more than one Notice of Internet Availability of Proxy Materials or proxy card?

If you receive more than one proxy card, it means you hold shares of Callaway common stock that are registered in more than one account. To ensure that all of your Callaway shares are voted, please mark your votes and date, sign and return each proxy card, or vote your proxy via the Internet or by telephone as instructed on each proxy card.

Who is soliciting these proxies and who is paying the solicitation costs?

Callaway will pay the cost of preparing, assembling, printing, mailing and filing this proxy statement/prospectus/consent solicitation and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Callaway common stock for the forwarding of solicitation materials to the beneficial owners of Callaway common stock. Callaway will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. The solicitation of proxies by mail may be supplemented by telephone, facsimile, Internet and personal solicitation by directors, officers and other employees of Callaway, but no additional compensation will be paid to such individuals. Callaway has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a base fee of approximately $25,000, plus out-of-pocket expenses.

I share an address with another Callaway stockholder, and we received only one paper copy of the proxy statement/prospectus/consent solicitation and proxy card. How can I obtain an additional copy?

With regard to the delivery of annual reports and proxy statements, under certain circumstances the SEC permits Callaway to send a single set of such proxy materials or, where applicable, one Notice of Internet Availability of Proxy Materials or other special meeting materials, to any household at which two or more stockholders reside if they appear to be members of the same family (unless otherwise requested by one or more of such stockholders). This procedure, known as “householding,” reduces the amount of duplicate information received at a household and reduces mailing and printing costs as well.

In connection with the Special Meeting, a number of banks, brokers and other third parties have instituted householding and have previously sent a notice to that effect to certain beneficial owners of Callaway common stock whose shares are registered in the name of the bank, broker or other third party. As a result, unless the stockholders receiving such notice gave contrary instructions, only one proxy statement/prospectus/consent solicitation and proxy card or, where applicable, one Notice of Internet Availability of Proxy Materials will be mailed to an address at which two or more such stockholders reside. If any stockholder residing at such an address wishes to receive a separate proxy statement/prospectus/consent solicitation and proxy card or, where applicable, Notice of Internet Availability of Proxy Materials in the future, such stockholder should telephone the householding election system (toll-free) at 1-800-522-6645.

In addition, (i) if any stockholder who previously consented to householding desires to promptly receive a separate copy of the proxy statement/prospectus/consent solicitation and proxy card or, where applicable, the Notice of Internet Availability of Proxy Materials, for each stockholder at his or her same address, or (ii) if any stockholder shares an address with another stockholder and both stockholders at such address desire to receive only a single copy of the proxy statement/prospectus/consent solicitation and proxy card or, where applicable, the Notice of Internet Availability of Proxy Materials, then such stockholder should, if such stockholder is a beneficial owner of Callaway common stock, contact his or her bank, broker or other third party in whose name the shares are registered or, if such Callaway stockholder is a stockholder of record, contact Callaway as follows: Callaway Golf Company, Attention: Investor Relations, 2180 Rutherford Road, Carlsbad, California 92008, telephone (760) 931-1771. Upon written or oral request, Callaway will promptly deliver a separate copy of the proxy statement/prospectus/consent solicitation and proxy card or, where applicable, the Notice of Internet Availability of Proxy Materials to any stockholder at a shared address to which a single copy of such material was delivered.

x

Who can help answer my questions?

If you are a Callaway stockholder and would like additional copies of this proxy statement/prospectus/consent solicitation without charge or if you have questions about the Merger, including the procedures for voting your shares, you should contact:

Callaway Golf Company

Attention: Investor Relations

2180 Rutherford Road

Carlsbad, California 92008

Telephone (760) 931-1771

QUESTIONS AND ANSWERS ABOUT TOPGOLF’S CONSENT SOLICITATION

The following sections provide answers to frequently asked questions about Topgolf’s Consent Solicitation. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Who is entitled to give a written consent for Topgolf?

The Topgolf board of directors (the “Topgolf Board”) has set                 ,                  as the record date (the “Topgolf record date”) for determining Topgolf stockholders entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding shares of Topgolf common stock or Topgolf preferred stock (Topgolf common stock and Topgolf preferred stock are referred to together as “Topgolf stock”) as of the close of business on the Topgolf record date will be entitled to give a consent using the form of written consent furnished with this proxy statement/prospectus/consent solicitation.

As of the close of business on the Topgolf record date, there were approximately (a)                  shares of Topgolf common stock outstanding and (b)                  shares of Topgolf preferred stock outstanding, consisting of approximately 3,049,672 shares of Topgolf Series A-1 preferred stock, 642,896 shares of Topgolf Series A-2 preferred stock, 7,428,982 shares of Topgolf Series B preferred stock, 19,053,685 shares of Topgolf Series C-1 preferred stock, 71,953,131 shares of Topgolf Series C-2 preferred stock, 27,869,188 shares of Topgolf Series E preferred stock, 12,297,662 shares of Topgolf Series F preferred stock, 6,666,686 shares of Topgolf Series G preferred stock, and                  shares of Topgolf Series H preferred stock.

What approval is required by Topgolf stockholders to adopt the Merger Agreement?

The Merger cannot be completed unless stockholders of Topgolf adopt the Merger Agreement. Adoption of the Merger Agreement requires the approval of (i) the holders of a majority of the outstanding shares of Topgolf common stock and Topgolf preferred stock (on an as-converted basis) voting together as a single class and (ii) the holders of 60% of the outstanding shares of Topgolf preferred stock (on an as-converted basis) voting together as a single class.

Concurrently with execution and delivery of the Merger Agreement, Callaway and Merger Sub entered into Support Agreements (the “Support Agreements”) with each of PEP TG Investments LP (“Providence”), DDFS Partnership, LP and Dundon 2009 Gift Trust (together, the “Dundon Support Stockholders”), TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC (together, “WestRiver” and together with Providence and the Dundon Support Stockholders, the “Support Stockholders”). The Support Stockholders beneficially own an aggregate of approximately 62% of the outstanding capital stock of Topgolf as of the date of the Merger Agreement and 64% of the outstanding preferred stock of Topgolf as of the date of the Merger Agreement. On the terms and subject to the conditions set forth in the Support Agreements, each of the Support Stockholders has agreed, by (or effective as of no later than) the second business day following the dissemination of this proxy statement/prospectus/consent solicitation to Topgolf stockholders, to vote all of its respective outstanding shares of Topgolf common stock and Topgolf preferred stock to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger (the “Topgolf Merger Proposal”) and against any competing acquisition proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement, in which case, the Support Stockholders, taken together, would only be required to vote a number of shares equal to (a) 30% of all shares of the Topgolf common stock and the Topgolf preferred stock (on an as-converted basis) being considered as its own class and (b) 39% of all shares of the Topgolf preferred stock (on an as-converted basis) being considered as its own class, and each Support Stockholder would be entitled, in its sole discretion, to vote its remaining shares in any manner.

The delivery of the written consent by each of the Support Stockholders pursuant to the Support Agreements will be sufficient to approve the Topgolf Merger Proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement. For a more detailed description of the Support Agreements, see the section titled “Agreements Related to the Merger—Support Agreement” beginning on page 155 of this proxy statement/prospectus/consent solicitation.

Do any of Topgolf’s directors or officers have interests in the Merger that may differ from or be in addition to the interests of Topgolf stockholders?

Topgolf’s executive officers and certain non-employee directors have interests in the Merger that may be different from, or in addition to, the interests of Topgolf stockholders generally. The Topgolf Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and in recommending that the Merger Agreement be adopted by Topgolf stockholders. For more information, see the section titled “The Merger—Interests of the Topgolf Directors, Executive Officers and Affiliates in the Merger” beginning on page 117 of this proxy statement/prospectus/consent solicitation.

I am an employee of Topgolf who holds equity awards of Topgolf. How will my equity awards be treated in the Merger?

As described in more detail in the section titled “The Merger Agreement—Treatment of Topgolf Equity Awards” beginning on page 131 of this proxy statement/prospectus/consent solicitation:

•

At the Effective Time, each Rollover Option will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by the Equity Award Exchange Ratio, with such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio;

•

Immediately prior to the Effective Time, each Settled Stock Option will be deemed to be net exercised for a number of shares of Callaway common stock equal to (a) the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (b) the cash equivalent per share common stock consideration; and

•

At the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions.

What is the Topgolf Series H Preferred Offering?

On September 17, 2020, Topgolf entered into acceptance and subscription agreements (as amended, the “Series H Subscription Agreements”) with Callaway, Providence, DDFS Partnership LP, Dundon Gift Trust 2009 and American Endowment Foundation (together, “Dundon”) and WestRiver, each of which are “accredited investors” (as defined by Rule 501 of Regulation D promulgated under the Securities Act) (the “Initial Series H Offerees”). On September 24, 2020 and pursuant to the Series H Subscription Agreements, Topgolf issued 13,289,370 shares of Topgolf Series H preferred stock to the Initial Series H Offerees at a price of $10.00 per share, for aggregate proceeds of approximately $132.9 million (the “Initial Series H Subscription”). The shares of Topgolf Series H preferred stock issued to the Initial Series H Offerees in the Initial Series H Subscription were issued in a private placement in reliance upon the exemption from registration under the Securities Act provided in Section 4(a)(2) of the Securities Act.

On October 29, 2020, Topgolf offered certain of its qualifying stockholders, each of which is either a “U.S. Person” (as defined in the Securities Act) that is an “accredited investor” (as defined by Regulation D promulgated under the Securities Act) or a “non-U.S. Person” (as defined in the Securities Act) (such qualifying stockholders, the “Subsequent Series H Offerees”) the opportunity to participate in a subsequent issuance of Topgolf Series H preferred stock at a price of $10.00 per share (the “Subsequent Series H Subscription”). The Subsequent Series H Offerees are entitled to subscribe for their pro rata portion of 4,710,630 shares of Topgolf Series H preferred stock in accordance with such Subsequent Series H Offeree’s stock ownership of Topgolf, on an as-converted basis, by notifying Topgolf on or before November 18, 2020 of their election to purchase such shares. The closing of the Subsequent Series H Subscription is expected to take place on November 23, 2020. In addition, pursuant to the Initial Series H Subscription Agreements, as amended, certain of the Initial Series H Offerees have agreed to subscribe for all of the 4,710,630 shares of Topgolf Series H preferred stock made available but not subscribed for by the Subsequent Series H offerees (up to a certain percentage as set forth in their respective subscription agreements) (the “Series H Backstop Amount”).

The closing of the Series H Backstop Amount, if any, will occur as promptly as practicable following closing of the Subsequent Series H Subscription, but on or prior to December 31, 2020. The shares of Topgolf Series H preferred stock to be issued to the Initial Series H Offerees in the Subsequent Series H Subscription and any issuance of the Series H Backstop Amount will be issued in a private placement in reliance upon the exemption from registration under the Securities Act provided in Section 4(a)(2) of the Securities Act and Regulation S of the Securities Act. In addition to the proceeds of $132.9 million already received, Topgolf expects to receive additional proceeds of approximately $47.1 million for aggregate proceeds of $180.0 million in the Topgolf Series H Preferred Offering. The receipt by Topgolf of at least $180.0 million in proceeds from the Topgolf Series H Preferred Offering is a condition to closing of the Merger.

The Topgolf Series H Offering refers to issuance of shares of Series H preferred stock of Topgolf to the Initial Series H Offerees and any Subsequent Series H Offerees.

How can I return my written consent?

If you hold shares of Topgolf stock as of the close of business on the Topgolf record date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Topgolf. You may return your written consent to Topgolf by emailing a .pdf copy of your written consent to                  or by mailing your written consent to                 .

Topgolf does not intend to hold a stockholders’ meeting to consider the proposal to approve the Topgolf Merger Proposal, and, unless Topgolf decides to hold a stockholders’ meeting for such purposes, you will be unable to vote by attending a stockholders’ meeting.

What is the deadline for returning my written consent?

The Topgolf Board has set                  , Central Time, on                 ,                 as the targeted final date for the receipt of written consents (the “target date”). Topgolf reserves the right to extend the final date for the receipt of written consents beyond the target date. Any such extension may be made without notice to Topgolf stockholders. Once a sufficient number of consents to adopt the Merger Agreement have been received, the consent solicitation will conclude. The delivery of the written consent by each of the Support Stockholders pursuant to the Support Agreements will be sufficient to approve the Topgolf Merger Proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement.

I am a Topgolf stockholder. Can I dissent and require appraisal of my shares?

If you are a Topgolf stockholder who does not deliver a written consent approving the Topgolf Merger Proposal, you will, if you comply with Section 262 of the DGCL, be entitled to appraisal rights. Section 262 of the DGCL is attached as Annex F to this proxy statement/prospectus/consent solicitation. Failure to follow any of the statutory procedures set forth in Annex F will result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a written demand for appraisal to Topgolf after receiving a notice that appraisal rights are available to you, which notice will be sent to non-consenting Topgolf stockholders in the future. This proxy statement/prospectus/consent solicitation is not intended to constitute such a notice. Do not send in your demand before the date of such notice because a demand for appraisal made prior to the date of giving of such notice may not be effective to perfect your rights. For more information, see the section titled “Appraisal Rights” beginning on page 256 of this proxy statement/prospectus/consent solicitation.

What are the material United States federal income tax consequences of the Merger to Topgolf stockholders?

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger qualifies for such intended tax treatment, a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences of the Merger”) of Topgolf stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holder’s shares of Topgolf stock for shares of Callaway common stock in the Merger, except that such holder of Topgolf stock generally may recognize gain or loss with respect to cash received in lieu of a fractional share of Callaway common stock.

Topgolf’s obligation to effect the Merger is subject to the satisfaction, or waiver by Topgolf, at or prior to the Effective Time, of the condition that Topgolf receive an opinion from Weil, Gotshal & Manges LLP, counsel to Topgolf, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP), dated as of the closing date of the Merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 124 of this proxy statement/prospectus/consent solicitation. The tax consequences of the Merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the Merger, including the effects of U.S. federal, state or local, non-U.S. and other tax laws.

Should Topgolf stockholders send in their stock certificates now?

No. Topgolf stockholders SHOULD NOT send in any stock certificates now. If the Topgolf Merger Proposal is approved and the Merger is consummated, transmittal materials, with instructions for their completion, will be provided under separate cover to Topgolf stockholders who hold physical stock certificates and the stock certificates should be sent at that time in accordance with such instructions.

Who should I contact if I have any questions about the consent solicitation?

If you have any questions about the Merger or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/prospectus/consent solicitation or a replacement written consent or letter of transmittal, you should contact Topgolf at                 .

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus/consent solicitation and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus/consent solicitation carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus/consent solicitation, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

The Companies

Callaway Golf Company

2180 Rutherford Road

Carlsbad, California 92008

Telephone: (760) 931-1771

Callaway was incorporated in California in 1982 with the main purpose of designing, manufacturing and selling high quality golf clubs. Callaway became a publicly traded corporation in 1992, and in 1999, reincorporated in the State of Delaware. Callaway has evolved over time from a manufacturer of golf clubs to a leading manufacturer and distributor of a full line of premium golf equipment and accessories. More recently, in an effort to diversify and explore new growth opportunities, Callaway expanded its soft goods business to include lifestyle product lines that are complementary to golf. Starting in 2017, Callaway began its expansion by completing the acquisitions of OGIO International, Inc. (“OGIO”), a leading manufacturer and distributor of premium storage gear for sport and personal use, and travisMathew, LLC (“TravisMathew”), a leading designer and distributor of premium golf and lifestyle apparel, gear and accessories. In January 2019, Callaway completed the acquisition of JW Stargazer Holding GmbH, the owner of the international, premium outdoor apparel, footwear and equipment brand, Jack Wolfskin (“Jack Wolfskin”). This acquisition further enhanced Callaway’s lifestyle category and provides a platform for future growth in the active outdoor and urban outdoor categories. With these recent acquisitions, Callaway is transforming the way it views its business as it carries out its plans to invest strategically in areas complementary to golf, with a focus on establishing synergies and realizing efficiencies for the benefit of all of Callaway’s brands.

In 2019, as a result of Callaway’s changes to its global business platform, Callaway changed its operating segments from Golf Clubs, Golf Balls and Gear, Accessories and Other to Golf Equipment and Apparel, Gear and Other. In addition, Callaway modified its reportable geographical areas by combining Rest of Asia and Other Foreign Countries into Rest of World. Callaway’s operating segments are comprised of the following brands and product lines:

Golf Equipment includes Callaway branded golf clubs and Odyssey branded putters, including non-Callaway branded pre-owned golf clubs, and Callaway and Strata branded golf balls.

Apparel, Gear and Other includes Callaway branded golf apparel, gear and accessories, Odyssey branded golf accessories, OGIO branded gear for sport and personal use, TravisMathew branded golf and lifestyle apparel and accessories, Cuater by TravisMathew branded footwear and accessories, and Jack Wolfskin outdoor apparel, footwear and equipment.

Callaway Products

Golf Equipment

Callaway designs, manufactures and sells a full line of high quality golf equipment, which is comprised of the golf clubs and golf balls product groups. Callaway designs its golf products to be technologically advanced and in this regard invests a considerable amount in research and development each year. Callaway designs its golf products for golfers of all skill levels, both amateur and professional, and are generally designed to conform to the Rules of Golf as published by the United States Golf Association and the ruling authority known as The R&A.

Golf clubs include woods (drivers, fairway woods and hybrids) and irons (irons, wedges and packaged sets) sold under the Callaway brand, and putters sold under the Odyssey brand, including Toulon Design by Odyssey. This product group also includes Callaway and non-Callaway pre-owned golf clubs. Callaway’s golf clubs compete at various price levels within the golf clubs product group. Golf clubs accommodate the preferences and skill levels of all golfers. Golf clubs are generally made of steel, titanium alloys, carbon fiber and various thermoplastic and thermoset materials.

Golf balls are sold under the Callaway Golf and Strata brands and compete at various price levels within the golf balls product group. Callaway’s golf balls are generally either a 2-piece golf ball (consisting of a core and cover) or a multilayer golf ball (consisting of two or more components in addition to the cover). Callaway’s golf ball products include covers that incorporate a traditional dimple pattern as well as covers that incorporate innovative designs, including Callaway’s proprietary HEX Aerodynamics (i.e., a lattice of tubes that form hexagons and pentagons), Hybrid Cover, Triple Track Technology and Truvis patterns. Golf balls are generally made of synthetic rubber and zinc salts.

Apparel, Gear and Other

Callaway designs, develops and sells high quality soft goods products under the Callaway, OGIO, TravisMathew and Jack Wolfskin brands. Callaway soft goods products include golf apparel and footwear, and a full range of golf accessories, including golf bags, golf gloves, headwear and practice aids. Callaway golf apparel, which is predominately sold directly in Asia and through a license arrangement in the United States and Europe, includes tops, bottoms and outerwear made of high quality fabrics designed for style, comfort and performance including fabrics that stretch for a full range of motion, wick away moisture, are weatherproof and provide sun protection.

TravisMathew soft goods products include TravisMathew golf and lifestyle apparel, hats, luggage and accessories, and Cuater by TravisMathew footwear, belts, hats, socks and underwear. The TravisMathew apparel line is made from cutting edge fabrics of superior performance which incorporate blends of both natural and synthetic fibers that are light, breathable and have minimal wrinkling and shrinkage. Cuater by TravisMathew is a premium performance brand focused on creating versatile, comfortable footwear and accessories. The Cuater footwear and accessories line is made from quality and innovative fabrics using leather, canvas and synthetic fabrics that are comfortable and durable.

The OGIO product line offers a full line of storage gear for sport and personal use including backpacks, travel bags, duffel bags, golf bags, and storage gear accessories, in addition to a line of outerwear, headwear and accessories. OGIO storage gear offers innovative organization features, durable waterproof construction, and ergonomic and aerodynamic designs. The OGIO storage product line incorporate a combination of polyester and nylon fabrics, recycled plastics, and single shot molded materials on certain models.

Jack Wolfskin soft goods products include a full line of functional outdoor apparel including jackets, trousers and tops, in addition to footwear and outdoor equipment, including packs and bags, travel bags, tents, sleeping bags and accessories. Jack Wolfskin outdoor apparel is geared for a variety of outdoor sports including trekking and hiking, cycling, mountain sports, backpacking, and winter sports as well as for leisure. Jack Wolfskin outdoor apparel includes softshell jackets, fleece jackets, windbreakers, down jackets, functional jackets and rain jackets, which are made of high quality textiles, as well as 3-in-1 double jackets and both lined and unlined jackets that are made of waterproof, windproof and breathable fabrics.

Topgolf International, Inc.

8750 N. Central Expressway, Suite 1200

Dallas, Texas 75231

Telephone: (866) 867-4653

Topgolf Entertainment Group is a leading, global sports and entertainment company offering multiple forms of entertainment including venues with technology-enabled golf hitting bays, food and beverage and music, as well as mobile gaming, indoor multi-sport simulators, shot-tracking technology for golf television broadcasts and driving ranges, pop-up social experiences and exclusive digital content. A set of core values guide everything Topgolf does: Fun, One Team, Excellence, Edgy Spirit and Caring; these values underpin Topgolf’s aspiration of becoming one of the world’s premier sports and entertainment companies creating unforgettable shared experiences for its fans.

Topgolf originated from the timeless golf question, “who hit it closer?” Originally called Target Oriented Practice Golf, the founders of Topgolf used proprietary RFID technology and dart board-style targets to answer this question, and the first Topgolf venue was created in the United Kingdom in 2000. Over the next decade, Topgolf opened five additional venues in the United Kingdom and the United States while constantly innovating to improve the guest experience. Topgolf opened its first three-story, entertainment-focused venue in Allen, Texas in 2011. Since 2011, Topgolf has grown rapidly and opened 58 additional Topgolf venues. As of September 27, 2020, Topgolf owned, operated or franchised 63 Topgolf venues consisting of 61 company-operated venues in the United States and the United Kingdom and two franchised venues in Australia and Mexico.

The Topgolf Platform

The Topgolf platform is comprised of complementary business lines that leverage its powerful brand, proprietary technology and leading hospitality offerings to create entertainment experiences for its devoted community of fans.

Venues. Venues is comprised of company-operated venue operations within the United States. Topgolf’s venues offer state-of-the-art entertainment facilities with multiple forms of entertainment and are equipped with technology-enabled hitting bays, multiple bars, dining areas and exclusive event spaces. Revenue from the Venues business is primarily derived from food and beverage, gameplay and events, as further described under “Topgolf’s Business—Venues.” Food and beverage accounted for approximately 36.6%, 34.7% and 34.3% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 35.8% and 37.6% of Venues revenue in the first three quarters 2019 and 2020, respectively. Gameplay accounted for approximately 35.7%, 33.5% and 32.5% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 33.9% and 39.7% of Venues revenue in the first three quarters 2019 and 2020, respectively. Events accounted for approximately 25.8%, 28.7% and 29.0% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 26.2% and 18.3% of Venues revenue in the first three quarters 2019 and 2020, respectively. As of September 27, 2020, 58 company-operated venues were operating domestically with an additional seven company-operated venues under construction domestically.

International. International is comprised of company-operated and franchised venues outside of the United States. Revenue from the International business is primarily derived from company-operated venue revenue, which is largely consistent between its international and domestic venues, and royalty revenue from its franchised venues. As of September 27, 2020, three company-operated venues were operating in the United

Kingdom and two franchised venues were operating in Australia and Mexico, with one additional company-operated venue and one additional franchised venue under construction.

Toptracer. Toptracer includes licensing operations with respect to ball-flight tracking technology to independent driving ranges and use of the technology in golf broadcasts. Revenue from the Toptracer business is primarily derived from license agreements, as further described in the section titled “Topgolf’s Business—Toptracer—Marketing and Licensing” beginning on page 186 of this proxy statement/prospectus/consent solicitation. As of September 27, 2020, Toptracer Range had 7,541 bays installed.

Media. Media includes Topgolf’s World Golf Tour (“WGT”) digital golf game, digital content creation and sponsorship operations. Revenue from the Media business is primarily derived from in-app purchases within the WGT game as well as corporate sponsorships, including naming rights, venue activations and digital advertising.

51 Steps, Inc.

2180 Rutherford Road

Carlsbad, California 92008

Telephone: (760) 931-1771

Merger Sub is a direct, wholly owned subsidiary of Callaway and was formed solely for the purpose of carrying out the Merger.

The Merger and the Merger Agreement (see pages 82 and 128)

The terms and conditions of the Merger described below are contained in the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus/consent solicitation and is incorporated by reference herein in its entirety. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the transaction.

Upon the terms and conditions set forth in the Merger Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Topgolf, with Topgolf continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Callaway.

Callaway currently holds approximately 14.3% of Topgolf’s outstanding shares. Immediately after the Merger, Callaway stockholders as of immediately prior to the Merger are expected to own approximately 51.5% of the outstanding shares of the combined company on a fully-diluted basis and former Topgolf stockholders, other than Callaway, are expected to own approximately 48.5% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, the receipt by Topgolf of approximately $47.1 million of cash proceeds from the Topgolf Series H Preferred Offering. Following the completion of the Merger, Callaway will also assume Topgolf’s outstanding net indebtedness.

Merger Consideration (see page 129)

Callaway currently estimates that it will issue approximately 90 million shares of common stock to the stockholders of Topgolf (excluding Callaway) for 100% of the outstanding equity of Topgolf. The shares of Callaway common stock to be issued to Topgolf stockholders as Merger Consideration will be calculated using the Exchange Ratio based on (i) an equity value of Topgolf of approximately $1.986 billion and (ii) a price per share of Callaway common stock fixed at $19.40.

At the Effective Time, each share of Topgolf preferred stock and each share of Topgolf common stock that is issued and outstanding immediately prior to the Effective Time (other than shares held by Callaway and shares held by Topgolf in treasury (if any), which will be canceled for no consideration and other than dissenting shares (if any), holders of which will not be entitled to the Merger Consideration and will only be entitled to such rights as may be granted under the DGCL), will be converted into the right to receive a number of shares of Callaway common stock equal to its pro rata portion of the Merger Consideration, after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents. No fractional shares of Callaway common stock will be issued in the Merger, and Topgolf stockholders will receive cash in lieu of any fractional shares. The consideration is further subject to any applicable withholding.

Treatment of Topgolf Equity Awards and Topgolf Warrant (see page 130)

Under the terms of the Merger Agreement (i) at the Effective Time, each Rollover Option will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by the Equity Award Exchange Ratio calculated by dividing (x) the cash equivalent per share common stock consideration by (y) $19.40, with such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio, (ii) immediately prior to the Effective Time, each Settled Stock Option will be deemed to be net exercised for a number of shares of Callaway common stock equal (a) to the excess, if any, of the cash equivalent per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (b) the cash equivalent per share common stock consideration, and (iii) at the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions.

All of the Rollover Options assumed by Callaway will be eligible to be registered on Form S-8, whether or not vested. In addition, the Callaway Board or a committee thereof will succeed to the authority and responsibility of the Topgolf Board or any committee thereof with respect to each Topgolf option assumed by Callaway in accordance with the terms of the Merger Agreement.

Additionally, at the Effective Time, Callaway will assume an existing Topgolf warrant to purchase Topgolf preferred stock, and such warrant will become a warrant to purchase shares of Callaway common stock.

Treatment of Callaway Common Stock, Callaway Options and Callaway Restricted Stock Units

Each share of Callaway common stock, option to purchase Callaway common stock and restricted stock unit in respect of shares of Callaway common stock that is issued and outstanding at the Effective Time will remain issued and outstanding and such shares will be unaffected by the Merger.

Conditions to Completion of the Merger (see page 150)

The Merger will be completed three business days after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger), including, among other things, the approval by the Callaway stockholders of the issuance of shares of Callaway common stock to Topgolf’s stockholders pursuant to the terms of the Merger Agreement and the adoption by the Topgolf stockholders of the Merger Agreement. Callaway and Topgolf are working to complete the Merger as quickly as practicable. The Merger is anticipated to close as early as the first quarter of 2021, after the Special Meeting.

The respective obligations of each party to consummate the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived (if legally permitted) in writing by each of Callaway, Merger Sub and Topgolf:

•	the applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or been terminated;

•

the absence of any law, or ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with a governmental authority, enacted or promulgated in the United States or other specified jurisdiction enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have become effective under the Securities Act and no stop order suspending its effectiveness may be issued and in effect;

•	the adoption by the Topgolf stockholders of the Merger Agreement;

•	the approval by the Callaway stockholders of the issuance of shares of Callaway common stock to Topgolf’s stockholders pursuant to the Merger Agreement; and

•	the shares of Callaway common stock that will be issued as consideration in connection with the transactions contemplated by the Merger Agreement must have been approved for listing on the NYSE.

The obligations of Callaway and Merger Sub to consummate the Merger will be further subject to the satisfaction on or prior to the closing date of each of the following conditions, any and all of which may be waived in writing by Callaway and Merger Sub:

•	the accuracy of the representations and warranties made in the Merger Agreement by Topgolf as of the date of the Merger Agreement and as of the closing date, subject to certain materiality thresholds;

•	performance in all material respects by Topgolf of the covenants required to be performed by it as of or prior to the closing date;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Topgolf that is continuing;

•	the receipt by Callaway of each of the agreements, instruments, certificates and other documents required to be delivered by Topgolf at or prior to the closing pursuant to the Merger Agreement; and

•	the consummation of the Topgolf Series H Preferred Offering.

The obligations of Topgolf to consummate the Merger will be further subject to the satisfaction on or prior to the closing date of each of the following conditions, any and all of which may be waived in writing by Topgolf:

•

the accuracy of the representations and warranties made in the Merger Agreement by Callaway as of the date of the Merger Agreement and as of the closing date, subject to certain materiality thresholds;

•	performance in all material respects by Callaway of the covenants required to be performed by it as of or prior to the closing date;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Callaway that is continuing;

•	the receipt by Topgolf of each of the agreements, instruments, certificates and other documents required to be delivered by Callaway at or prior to the closing pursuant to the Merger Agreement; and

•

the receipt by Topgolf of an opinion from Weil, Gotshal & Manges LLP, counsel to Topgolf, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP) dated as of the closing date of the Merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

No Solicitation (see page 143)

The Merger Agreement contains provisions prohibiting Callaway and Topgolf from soliciting alternative transaction proposals, or engaging in negotiations with third parties regarding or otherwise facilitating alternative acquisition proposals, subject to specified exceptions described in the Merger Agreement. Under these “non-solicitation” provisions, each of Callaway and Topgolf has agreed that neither it nor its subsidiaries, nor any of its officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants will directly or indirectly:

•

initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal (as defined in the section titled “The Merger Agreement—Covenants and Agreements—No Solicitation; Acquisition Proposals” beginning on page 143 of this proxy statement/prospectus/consent solicitation);

•

engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;

•

execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (except as permitted in the Merger Agreement), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

Following the execution of the Merger Agreement, each of Callaway and Topgolf and their respective subsidiaries and representatives agreed to immediately cease any solicitations, discussions or negotiations with any person in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. In addition, each of Callaway and Topgolf agreed to promptly notify the other of the receipt of any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal and to promptly keep the other party informed of any material developments with respect to any proposal, offer, inquiry or request for information or Acquisition Proposal.

Change in Board Recommendation (see page 143)

Subject to specified exceptions described in the Merger Agreement, each of Callaway and Topgolf agreed that its respective board of directors may not (and no committee or subgroup thereof may) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the recommendation of its board of directors (each, a “board recommendation change” of the respective party).

Termination of the Merger Agreement (see page 151)

Either Callaway or Topgolf may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Payments (see page 153)

If the Merger Agreement is terminated under certain circumstances, Callaway or Topgolf will be required to pay the other party a termination payment of $75.0 million.

Reasons for the Merger (see pages 97 and 100)

After consideration and consultation with its senior management and its financial and legal advisors, at a meeting held on October 26, 2020, the Callaway Board unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated thereby, are advisable and in the best interests of Callaway and its stockholders, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated thereby in accordance with the DGCL, (iii) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (iv) recommended that the Callaway stockholders vote to approve the issuance of shares of Callaway common stock in the Merger. For more information regarding the factors considered by the Callaway Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated thereby, see the section titled “The Merger—Callaway Reasons for the Merger” beginning on page 97 of this proxy statement/prospectus/consent solicitation.

At a meeting held on October 26, 2020, the Topgolf Special Committee considered the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and (ii) recommended to the Topgolf Board that they approve the Merger Agreement and the transactions contemplated thereby, including the Merger. Upon the recommendation of the Topgolf Special Committee, at a meeting held on October 26, 2020, the Topgolf Board unanimously, with one member abstaining, declared that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and its stockholders, approved the Merger Agreement and recommended that Topgolf stockholders adopt the Merger Agreement. The Topgolf Board reviewed several factors in reaching its decision and believes that the Merger Agreement, the Merger and the transactions contemplated thereby are advisable, fair to and in the best interest of, Topgolf and its stockholders.

Regulatory Approvals (see page 122)

Under the HSR Act, the Merger cannot be completed until, among other things, Callaway and Topgolf each files a notification and report form with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) and the applicable waiting period has been terminated or has expired. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar day waiting period following the parties’ filings of their respective HSR Act notification and report forms or the early termination of that waiting period. If the FTC or the DOJ issues a request for additional information or documentary material with respect to the transaction (a “second request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. On November 9, 2020, each of Callaway and Topgolf filed a notification and report form pursuant to the HSR Act with the FTC and the DOJ. On November 23, 2020, the FTC granted early termination of the waiting period under the HSR Act with respect to the Merger, effective immediately.

At any time before or after the completion of the transaction, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the transaction, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. In addition, at any time before or after the completion of the transaction, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the transaction on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

In connection with the transaction, the parties also intend to make all required filings with the SEC, the Delaware Secretary of State and the NYSE, as well as any required filings with state or local licensing authorities.

Opinion of Callaway’s Financial Advisor (see page 104)

Goldman Sachs & Co. LLC (“Goldman Sachs”) delivered its opinion to the Callaway Board that, as of October 27, 2020 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid by Callaway was fair from a financial point of view to Callaway.

The full text of the written opinion of Goldman Sachs, dated October 27, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Callaway Board in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Callaway’s common stock should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between Callaway and Goldman Sachs, Callaway has agreed to pay Goldman Sachs a transaction fee of $16,000,000, $2,000,000 of which became payable upon the presentation by Goldman Sachs to the Callaway Board or its designee of the results of a study to enable Goldman Sachs to render its opinion as to the fairness from a financial point of view of the financial consideration to be paid in connection with the Merger.

Interests of Certain Directors, Officers and Affiliates of Callaway and Topgolf (see pages 115 and 117)

Callaway

In considering the recommendation of the Callaway Board to approve the Callaway Merger Proposal, Callaway stockholders should be aware that certain members of the Callaway Board have interests in the Merger that may be different from, or in addition to, interests they have as Callaway stockholders. In particular, Oliver (Chip) Brewer III, President and Chief Executive Officer of Callaway, is a member of the Topgolf Board. In addition, Callaway executive officers are eligible to receive a grant of Callaway restricted stock units (“RSUs”) and Callaway performance-based restricted stock units (“PRSUs”) following the Effective Time as a special retention and incentive award. These interests are discussed in more detail in “The Merger—Interests of the Callaway Directors and Executive Officers.”

The Callaway Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and approving the Merger Agreement. The Callaway Board was also aware of and considered these interests in recommending to Callaway stockholders to approve the Callaway Merger Proposal.

Topgolf

In considering the recommendation of the Topgolf Board to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, Topgolf stockholders should be aware that certain members of the Topgolf Board, certain executive officers of Topgolf and the Support Stockholders have interests in the Merger that may be different from, or in addition to, interests they have as Topgolf stockholders. These include:

•

certain members of the Topgolf Board and certain Topgolf executive officers have restricted stock and/or options to purchase shares of Topgolf common stock. The treatment of Topgolf equity incentive awards is discussed in more detail in the section titled “The Merger Agreement—Treatment of Topgolf Equity Awards.”

•	certain Topgolf executive officers are eligible for severance under the terms of their employment agreements in connection with certain qualifying terminations of employment.

•

Topgolf was permitted under the Merger Agreement to pay make-whole payments to Topgolf employees who had taken voluntary reductions in salaries in response to the COVID-19 pandemic, including all of Topgolf’s executive officers.

•

each of Messrs. Anderson, Dundon and Marimow are expected to become members of the Callaway Board upon the closing of the Merger and will receive compensation from Callaway for their service as non-employee members of the Callaway Board under Callaway’s non-employee director compensation policy. See the section titled “Management Following the Merger.”

•

each Support Stockholder will have the right, pursuant to the Stockholders Agreement, to designate one person (for a total of three persons) to be appointed or nominated, as applicable, for election to the Callaway Board following the closing of the Merger and for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger. See the section titled “Agreements Related to the Merger—Stockholders Agreement.”

•	Mr. Brewer, a member of the Topgolf Board, is President and Chief Executive Officer of Callaway.

•

certain Topgolf executive officers are eligible to receive a grant of Callaway RSUs and PRSUs following the Effective Time as a retention and incentive award, and will be eligible to receive an annual grant of Callaway RSUs and PRSUs in an amount to be determined following the Effective Time.

•	Mr. Berle is expected to enter into a letter agreement with Callaway pursuant to which he will be eligible to receive certain separation payments and benefits.

•

each Support Stockholder will be entitled to certain registration rights with respect to the resale of shares of Callaway common stock received by such stockholder in connection with the Merger, subject to the conditions of the Registration Rights Agreement. See the section titled “Agreements Related to the Merger—Registration Rights Agreement.”

•

Callaway and Topgolf are required to indemnify present and former directors and officers of Topgolf against any losses incurred in connection with any action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time. In addition, for a period of six years following the Effective Time, Callaway and Topgolf are required to maintain certain provisions in Topgolf’s governing documents relating to indemnification and exoneration of officers and directors. Further, Callaway and Topgolf are required to obtain “tail” policies in favor of the indemnified persons, subject to the terms provided in the Merger Agreement. See the section titled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance.”

These interests are discussed in more detail in the section titled “The Merger—Interests of the Topgolf Directors, Executive Officers and Affiliates in the Merger.” The Topgolf Special Committee was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and recommending the Topgolf Board approve the Merger Agreement. The Topgolf Board was also aware of and considered these interests in recommending to Topgolf stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger.

Management Following the Merger (see page 223)

Upon consummation of the Merger, the executive management team of Callaway is expected to remain unchanged and consist of members of the Callaway executive management team prior to the Merger, including:

Name	Title
Oliver G. (Chip) Brewer III	President and Chief Executive Officer
Brian P. Lynch	Executive Vice President, Chief Financial Officer
Glenn Hickey	Executive Vice President, Callaway Golf
Mark F. Leposky	Executive Vice President, Global Operations
Joe B. Flannery	Executive Vice President, Apparel and Soft Goods

Support Agreements (see page 155)

Concurrently with the execution and delivery of the Merger Agreement, Callaway entered into Support Agreements with each of the Support Stockholders, solely in their respective capacities as Topgolf stockholders. The Support Stockholders beneficially own an aggregate of approximately 62% of the outstanding capital stock of Topgolf as of the date of the Merger Agreement and approximately 64% of the outstanding preferred stock of Topgolf as of the date of the Merger Agreement. On the terms and subject to the conditions set forth in the Support Agreements, each of the Support Stockholders has agreed, by (or effective as of no later than) the second business day following the dissemination of this proxy statement/prospectus/consent solicitation to Topgolf stockholders, to vote all of its respective outstanding shares of Topgolf common stock and Topgolf preferred stock to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, and against any competing acquisition proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement, in which case, the Support Stockholders, taken together, would only be required to vote a number of shares equal to (a) 30% of all shares of the Topgolf common stock and the Topgolf preferred stock (on an as converted basis) being considered as its own class and (b) 39% of all shares of the Topgolf preferred stock (on an as converted basis) being considered as its own class, and each Support Stockholder would be entitled, in its sole discretion, to vote its remaining shares in any manner.

The delivery of the written consent by each of the Support Stockholders pursuant to the Support Agreements will be sufficient to approve the Topgolf Merger Proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement.

Stockholders Agreement (see page 156)

Concurrently with the execution and delivery of the Merger Agreement, Callaway and each of the Support Stockholders entered into a Stockholders Agreement (the “Stockholders Agreement”), pursuant to which each of Providence, the Dundon Support Stockholders and WestRiver (together with their successors and permitted transferees) will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger. The Stockholders Agreement provides that Callaway shall take all actions reasonably necessary such that, as of the closing of the Merger, each of the stockholder nominees shall be appointed to the Callaway Board, which stockholder nominees are expected to be Scott Marimow, Erik Anderson and Thomas Dundon.

Under the Stockholders Agreement, each of the Support Stockholders, subject to certain limited exceptions, has agreed not to lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, in each case whether effected directly or indirectly, all shares of Callaway common stock (other than shares of Callaway common stock received in exchange for Series H preferred stock of Topgolf) and securities convertible into shares of Callaway common stock held by them, including shares received in the Merger, until 180 days after the closing date of the Merger.

The Stockholders Agreement will not become effective until the closing of the Merger, and will terminate when the stockholders party to the agreement no longer have the right to nominate any director designees under the agreement, or if earlier terminated by written agreement of Callaway and such stockholders.

Registration Rights Agreement (see page 157)

Concurrently with the execution and delivery of the Merger Agreement, Callaway and the Support Stockholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, after 180 days from the consummation of the Merger, the Support Stockholders will be entitled to have registered, in certain circumstances, the resale of shares of Callaway common stock received by them in connection with the Merger, subject to certain conditions set forth therein. The Registration Rights Agreement provides such holders with demand, “piggy-back” and shelf registration rights, subject to certain minimum threshold requirements and other customary conditions. The Registration Rights Agreement provides for a maximum of four demand registration requests, and up to two of such requests, at the option of the requesting stockholder, may be effected by means of an underwritten offering. Callaway will pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, including the reimbursement of certain expenses of counsel to such stockholders.

The registration rights described in this section apply to all shares of Callaway common stock received by such persons in connection with the consummation of the Merger and any shares of common stock issued in exchange of any warrant, right or other security that is issued in exchange for or in replacement of shares of Callaway common stock (the “registrable securities”).

Under the Registration Rights Agreement, each of the Support Stockholders, subject to certain limited exceptions, has agreed for a period of two years from the closing date of the Merger (the “coordination period”) to coordinate transfers or sales of its shares of Callaway common stock received in connection with the consummation of the Merger among the other coordinating stockholders. The coordination provisions apply to all registrable securities held by the Support Stockholders, excluding shares of Callaway common stock received in exchange for Series F preferred stock, Series G preferred stock or Series H preferred stock of Topgolf (collectively, the “excluded stock”).

During the coordination period, each of the Support Stockholders has agreed not to transfer or sell in a given one-year period (with the first such one-year period commencing on the closing date of the Merger) more than 50% of its shares of the total registrable securities, other than the excluded stock, owned by such Support Stockholder on the first day of such one-year period.

The Registration Rights Agreement will not become effective until the closing of the Merger, and will terminate at such time that all registrable securities under the agreement have been sold, transferred, disposed of or exchanged pursuant to a registration statement, or the later of (i) the date upon which there are no registrable securities outstanding and (ii) the expiration of the coordination period.

Material U.S. Federal Income Tax Consequences of the Merger (see page 124)

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger qualifies for such intended tax treatment, a U.S. Holder (as defined below in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 124 of this proxy statement/prospectus/consent solicitation) of Topgolf stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holder’s shares of Topgolf stock for shares of Callaway common stock in the Merger, except that such holder of Topgolf stock generally may recognize gain or loss with respect to cash received in lieu of a fractional share of Callaway common stock.

Topgolf’s obligation to effect the Merger is subject to the satisfaction, or waiver by Topgolf, at or prior to the Effective Time, of the condition that Topgolf receive an opinion from Weil, Gotshal & Manges LLP, counsel to Topgolf, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP), dated as of the closing date of the Merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

For a more complete discussion of the material U.S. federal income tax consequences of the Merger, please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 124 of this proxy statement/prospectus/consent solicitation. The tax consequences of the Merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the Merger, including the effects of U.S. federal, state or local, non-U.S. and other tax laws.

New York Stock Exchange Listing (see page 123)

Shares of Callaway common stock received by Topgolf stockholders are expected to be listed on the NYSE. It is expected that, following the transaction, the common stock of the combined company will continue to trade on the NYSE under the ticker symbol “ELY.”

Anticipated Accounting Treatment (see page 123)

Callaway and Topgolf prepare their financial statements in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The Merger will be accounted for in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Callaway considered as the accounting acquirer and Topgolf as the accounting acquiree. Accordingly, Callaway will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date, with any excess purchase price over those fair values being recorded as goodwill. See the section titled “Selected Historical and Unaudited Pro Forma Combined Financial Information and Data” elsewhere in this proxy statement/prospectus/consent solicitation for additional information.

Appraisal Rights (see page 256)

Holders of Callaway common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Topgolf capital stock are entitled to appraisal rights in connection with the Merger under Delaware law.

Comparison of Stockholder Rights (see page 240)

Both Callaway and Topgolf are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. If the Merger is completed, Topgolf stockholders will become Callaway stockholders, and their rights will be governed by the DGCL, the Callaway Bylaws and the restated certificate of incorporation of Callaway (the “Callaway Charter”). The rights of Callaway stockholders contained in the Callaway Charter and the Callaway Bylaws differ from the rights of Topgolf stockholders under the Fifth Amended and Restated Certificate of Incorporation of Topgolf (the “Topgolf Charter”) and Fourth Amended and Restated By-Laws of Topgolf (the “Topgolf Bylaws”).

Summary of Risk Factors

Both Callaway and Topgolf are subject to various risks associated with their businesses and their industries. Some of the risks related to Topgolf’s business and industry include, but are not limited to, the following risks:

•

The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.

•	Topgolf is vulnerable to changes in economic conditions and consumer preferences, either of which could materially affect Topgolf’s business, results of operations and financial condition.

•	Damage to Topgolf’s reputation, including as a result of actions taken by franchisees and licensees, could negatively impact Topgolf’s brand, business, results of operations and financial condition.

•	Topgolf’s growth strategy depends in part on its and its franchisees’ ability to open new venues in existing and new markets.

•

Opening new venues in existing markets, Topgolf’s expansion of the Toptracer business line and Full Swing’s expansion of the Swing Suite business may negatively impact sales at existing company-operated and franchised venues.

•

The markets in which Topgolf operates are highly competitive, and its inability to compete effectively could have a material adverse effect on Topgolf’s business, results of operations, financial condition and growth prospects.

•	Topgolf’s new lines of business, and any additional lines of business it may enter in the future, may subject it to additional risks and uncertainties.

•	Topgolf has incurred operating losses in the past, expects to incur operating losses in the future, and may not achieve or maintain profitability.

•	Topgolf may not be able to secure additional financing on favorable terms, or at all, to meet future capital needs.

•

Topgolf may be unable to adequately establish, maintain, protect and enforce its intellectual property and proprietary rights or prevent third parties from making unauthorized use of its technology and brand.

In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

•	There can be no assurance when or if the proposed Merger will be consummated.

•

Callaway and Topgolf are both subject to various business uncertainties, contractual restrictions and requirements while the Merger is pending that could adversely affect Callaway and Topgolf’s business, financial condition and results of operations.

•	Any difficulties resulting from the Merger, including COVID-19-related disruptions, could adversely affect Callaway’s and Topgolf’s business, financial condition and results of operations.

•	There has been no public market for Topgolf common stock and the lack of a public market makes it difficult to determine the fair market value of Topgolf.

•	Callaway may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Merger from being completed.

•

The market price of Callaway’s common stock may decline as a result of the Merger, and the issuance of shares of Callaway common stock to Topgolf stockholders in the Merger may have a negative impact on Callaway’s financial results, including earnings per share.

•

Failure to complete the Merger may result in either Callaway or Topgolf paying a termination fee to the other party, which could harm the common stock price of Callaway and future business and operations of each company.

•	The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus/consent solicitation. Callaway and Topgolf both encourage you to read and consider all of these risks carefully.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION AND DATA

The following tables present summary historical financial data for Callaway and Topgolf, summary unaudited pro forma condensed combined financial data for Callaway and Topgolf, and comparative historical and unaudited pro forma per share data for Callaway and Topgolf.

Selected Historical Consolidated Financial Data of Callaway

The selected consolidated statements of operations data for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 are derived from Callaway’s audited consolidated financial statements and the selected consolidated statements of operations data for the nine months ended September 30, 2020 and 2019 and the selected consolidated balance sheet dated as of September 30, 2020 are derived from Callaway’s unaudited condensed consolidated financial statements. Callaway’s audited historical consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 are contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and unaudited condensed historical consolidated financial statements for the nine months ended September 30, 2020 and 2019 are contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which are incorporated by reference into this proxy statement/prospectus/consent solicitation. Callaway’s audited historical consolidated financial statements for the fiscal years ended December 31, 2016 and 2015 have been derived from Callaway’s audited consolidated financial statements that are not incorporated by reference into this proxy statement/prospectus/consent solicitation. Callaway’s historical results are not necessarily indicative of the results that may be expected in any future period and the results for the nine months ended September 30, 2020 are not necessarily indicative of results to be expected for the full year ending December 31, 2020 or any other period.

The selected historical consolidated financial data below should be read in conjunction with Callaway’s management’s discussion and analysis of financial condition and results of operations and Callaway’s consolidated financial statements and the notes related thereto incorporated by reference into this proxy statement/prospectus/consent solicitation. For additional information, see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

	Years Ended December 31,					Nine Months Ended September 30,
	2019 (1)	2018 (1)	2017 (4)(5)(7)	2016 (6)(7)(8)	2015 (9)	2020 (11)(12)	2019
	(In thousands, except per share data)
Statement of Operations Data:
Net sales	$1,701,063	$1,242,834	$1,048,736	$871,192	$843,794	$1,214,831	$1,389,122
Cost of sales	934,276	664,465	568,288	486,181	486,161	696,369	752,483

Gross profit	766,787	578,369	480,448	385,011	357,633	518,462	636,639
Selling, general and administrative expenses	583,540	409,175	365,043	307,525	297,477	384,054	443,157
Research and development expenses	50,579	40,752	36,568	33,318	33,213	33,399	38,158
Goodwill and trade name impairment	—	—	—	—	—	174,269	—

Income from operations	132,668	128,442	78,837	44,168	26,943	(73,260)	155,324
Interest income	807	594	454	621	388	396	759
Interest expense	(39,300)	(5,543)	(4,365)	(2,368)	(8,733)	(34,401)	(30,203)
Gain on sale of investments in golf-related ventures	—	—	—	17,662	—	—	—
Other income (expense), net	1,594	7,779	(6,871)	(1,690)	1,465	27,487	1,459

Income before income taxes	95,769	131,272	68,055	58,393	20,063	(79,778)	127,339
Income tax (benefit) provision	16,540	26,018	26,388	(132,561)	5,495	6,580	18,892

Net income	79,229	105,254	41,667	190,954	14,568	(86,358)	108,447
Less: Net income (loss) attributable to non-controlling interests	(179)	514	861	1,054	—	—	(179)

Net income attributable to common shareholders	$79,408	$104,740	$40,806	$189,900	$14,568	$(86,358)	$108,626

Earnings per common share:
Basic	$0.84	$1.11	$0.43	$2.02	$0.18	$(0.92)	$1.15
Diluted	$0.82	$1.08	$0.42	$1.98	$0.17	$(0.92)	$1.13
Dividends paid per common share	$0.04	$0.04	$0.04	$0.04	$0.04	$0.02	$0.03

	December 31,					September 30,
	2019 (1)(2)(3)	2018	2017 (4)(5)(7)	2016 (6)(7)(8)(10)	2015 (9)(10)	2020 (13)	2019
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$106,666	$63,981	$85,674	$125,975	$49,801	$286,656	$88,216
Working capital	$266,104	$221,669	$151,610	$273,571	$212,851	$553,736	$323,940
Total assets	$1,960,548	$1,052,944	$991,157	$801,282	$631,224	$1,966,308	$1,859,648
Long-term liabilities	$669,949	$15,399	$17,408	$5,828	$39,643	$906,364	$674,387
Total Callaway Golf Company shareholders’ equity	$767,353	$724,574	$649,631	$598,906	$412,945	$688,534	$777,356

(1)

In January 2019, Callaway completed the acquisition of Jack Wolfskin. Callaway’s consolidated statement of operations as of December 31, 2019 and 2018 includes the recognition of $26.4 million and $3.7 million, respectively, in transaction and transition costs associated with the acquisition. Callaway’s consolidated balance sheet includes the addition of $521.2 million in total net assets related to Jack Wolfskin.

(2)

In January 2019, to fund the purchase of the Jack Wolfskin acquisition, Callaway entered into a Credit Agreement, which provided for a Term Loan B facility in an aggregate principal amount of $480.0 million, which was issued less $9.6 million in an original issue discount and other transaction fees. As of December 31, 2019, Callaway’s consolidated balance sheet had $446.4 million outstanding under the Term Loan Facility, which is offset by unamortized debt issuance costs of $15.5 million.

(3)

In 2019, Callaway adopted ASU No. 2016-02, “Leases (Topic 842),” which requires all lessees to recognize a right-of-use asset and a lease liability for all leases with a term greater than 12 months. Callaway’s consolidated balance sheet as of December 31, 2019 includes a right-of-use asset of $161.4 million and a lease liability of $165.3 million.

(4)

In 2017, Callaway completed the acquisitions of OGIO and TravisMathew. Callaway’s consolidated statement of operations includes the recognition of $3.1 million and $2.4 million in transaction and transition costs for OGIO and TravisMathew, respectively. Callaway’s consolidated balance sheet includes the addition of $66.0 million and $124.6 million in total net assets related to OGIO and TravisMathew, respectively.
(5)

In December 2017, the 2017 Tax Cuts and Jobs Act (the “Tax Act”) was enacted into legislation, which includes a broad range of provisions affecting businesses. The Tax Act significantly revised how companies compute their U.S. corporate tax liability by, among other provisions, reducing the corporate tax rate from 35% to 21% for tax years beginning after December 31, 2017. Pursuant to the Tax Act, Callaway recorded net tax expense of $7.5 million, which was comprised of $11.1 million of income tax expense related to the revaluation of deferred tax assets, partially offset by a tax benefit of $3.6 million as a result of the mandatory deemed repatriation on earnings and profits of U.S.-owned foreign subsidiaries.

(6)

Callaway’s tax provision, total assets and long-term liabilities were significantly impacted in 2016 by the reversal of Callaway’s valuation allowance on its U.S. deferred tax assets. In the fourth quarter of 2016, Callaway performed an analysis to determine the realization of its deferred tax assets and concluded that it was more likely than not that the majority of its U.S. deferred tax assets would be realized, which resulted in a one-time, non-cash benefit of $156.6 million related to the reversal of Callaway’s valuation allowance on its U.S. deferred tax assets. This reversal was partially offset by the recognition of $16.0 million in income taxes that were retroactive for all of 2016 on Callaway’s U.S. business.

(7)

In July 2016, Callaway contributed $10.6 million, primarily in cash, for a 52% ownership of the joint venture, Callaway Apparel K.K., and in May 2019, Callaway entered into a stock purchase agreement to acquire the remaining 48% of the shares in the joint venture. At December 31, 2019, Callaway owned 100% of this entity. Callaway’s consolidated balance sheets at December 31, 2018, 2017 and 2016, reflected a non-controlling interest of $9.7 million related to the Callaway Apparel K.K. joint venture.

(8)	In April 2016, Callaway sold approximately 10.0% or $5.8 million of its preferred shares in Topgolf for $23.4 million, and recognized a gain of approximately $17.7 million in other income (expense).
(9)

In August 2012, Callaway issued $112.5 million of 3.75% Convertible Senior Notes (the “convertible notes”) in exchange for cash and 0.6 million shares of Callaway’s then-outstanding 7.50% Series B Cumulative Perpetual Convertible Preferred Stock in separate, privately negotiated exchange transactions. During the second half of 2015, the convertible notes were eliminated pursuant to certain exchange transactions and shareholder conversions, which resulted, among other things, in the issuance of approximately 15.0 million shares of common stock to the note holders. In connection with the elimination of the convertible notes and the issuance of the 15.0 million shares of common stock, Callaway recorded $109.0 million in shareholders’ equity as of December 31, 2015, net of an outstanding discount of $3.4 million. Callaway recognized interest expense of $3.2 million and $5.0 million for the years ended December 31, 2015 and 2014, respectively.

(10)

In December 2015, Callaway early adopted Accounting Standards Update No 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This update eliminated the requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet, and instead classify all deferred tax assets and liabilities as noncurrent. The adoption of this update was made on a prospective basis as of December 31, 2015.

(11)

The decline in net sales and net income in the nine months ended September 30, 2020 compared to the same period in 2019 was primarily due to the negative impact of the COVID-19 pandemic on Callaway’s golf equipment and soft goods businesses in the first nine months of 2020.

(12)	In the second quarter of 2020, Callaway recognized an impairment charge of $174.3 million on the goodwill and trade name related to its Jack Wolfskin business.
(13)

In May 2020, Callaway issued $258.8 million of 2.75% Convertibles Notes (the “Convertible Notes”), which mature on May 1, 2026 unless earlier redeemed or repurchased by Callaway or converted. At September 30, 2020, Callaway’s consolidated condensed balance sheet included $180.5 million outstanding under the Convertible Notes, net of unamortized debt issuance costs of $5.7 million and an original issue discount of $72.6 million.

Selected Historical Consolidated Financial Data of Topgolf

Set forth below are Topgolf’s selected historical consolidated financial data for the periods ending on and as of the dates indicated.

The consolidated statements of operations and consolidated statements of cash flows data for each of the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019, and the consolidated balance sheet data as of December 30, 2018 and December 29, 2019, were derived from Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation. The consolidated statements of operations and consolidated statements of cash flows data for each of the fiscal periods ended September 29, 2019 and September 27, 2020, and the consolidated balance sheet data as of September 27, 2020, were derived from Topgolf’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

Topgolf’s historical results are not necessarily indicative of future results of operations. The selected historical consolidated financial and other data set forth below should be read in conjunction with the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Topgolf’s historical consolidated financial statements and the notes related thereto, included elsewhere in this proxy statement/prospectus/consent solicitation.

	Fiscal year ended (1) (audited)			Thirty-nine weeks ended (1) (unaudited)
	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
	(dollar amounts in thousands except per share data)
Statements of Operations Data:
Revenue	$630,173	$862,196	$1,059,909	$794,156	$485,508
Cost of goods sold, excluding depreciation and amortization	85,663	114,906	143,903	106,461	66,971
Operating labor and benefits	253,673	339,678	419,560	313,903	212,324
Other operating expenses (2)	205,970	263,378	353,209	260,563	218,912
General and administrative expenses	65,756	77,970	85,709	63,140	56,788
Other expenses	21,409	28,293	33,710	18,222	88,175
Depreciation and amortization expense	53,848	77,587	98,018	71,033	82,251

Total operating costs	686,319	901,812	1,134,109	833,322	725,421

Operating loss	(56,146)	(39,616)	(74,200)	(39,166)	(239,913)
Interest expense (2)	25,061	34,613	40,865	30,150	37,774

Net loss before income taxes	(81,207)	(74,229)	(115,065)	(69,316)	(277,687)
Income tax (benefit) expense	(122)	4,277	(199)	(227)	948

Net loss	(81,085)	(78,506)	(114,866)	(69,089)	(278,635)
Less: Accretion of mezzanine equity	(30,763)	(47,161)	(52,452)	(38,087)	(97,734)

Net loss attributable to common stockholders	$(111,848)	$(125,667)	$(167,318)	$(107,176)	$(376,369)

Statements of Cash Flows Data:
Net cash provided by (used for) operating activities	$26,038	$5,815	$16,426	$10,389	$(105,378)
Net cash used for investing activities	(196,778)	(188,798)	(241,272)	(163,852)	(36,193)
Net cash provided by financing activities	163,861	51,276	231,168	148,871	286,050

	As of
	December 30, 2018	December 29, 2019	September 27, 2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,995	$37,244	$181,706
Working capital (3)	(135,755)	(144,582)	13,911
Property and equipment, net	800,316	829,789	834,524
Total assets	1,022,482	2,015,931	2,112,542
Total debt (4)	259,521	400,001	541,138
Redeemable convertible preferred stock (5)	568,350	721,249	971,826
Convertible preferred stock	1	1	1
Total stockholders’ deficit	(312,486)	(468,142)	(835,187)

(1)

Topgolf operates on a 52- or 53-week fiscal year ending on the Sunday closest to December 31. Each fiscal quarter has 13 weeks, except in a 53-week year, when the fourth fiscal quarter has 14 weeks. All fiscal quarters are comprised of one 5-week period and two 4-week periods except in a 53-week year, in which case Topgolf’s fourth fiscal quarter will include two 5-week periods. All fiscal years presented herein consist of 52 weeks, with the exception of fiscal year 2020 which consists of 53 weeks.

(2)

In fiscal year 2019, Topgolf adopted a new lease accounting standard that resulted in an increase to operating expense and a corresponding decrease to interest expense. Leases for which Topgolf was deemed to be the accounting owner in fiscal year 2018 are accounted for as operating leases post-transition in fiscal year 2019. Interest expense recorded with respect to leases for which Topgolf was deemed to be the accounting owner was $17.8 million in fiscal year 2018. See Note 1 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

(3)	Topgolf defines working capital as total current assets minus total current liabilities.
(4)

Total debt as of December 30, 2018 consists of borrowings under Topgolf’s 2016 Credit Facilities (as defined in Note 9 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation), net of unamortized issuance costs of $3.3 million, and the aggregate principal amount of certain mortgage loans. Total debt as of December 29, 2019 consists of borrowings under the Credit Facilities, net of unamortized original issuance discount of $3.0 million and unamortized issuance costs of $6.6 million, and the aggregate principal amount of certain mortgage loans. Total debt as of September 27, 2020, consists of borrowings under the Credit Facilities, net of unamortized original issuance discount of $2.7 million and unamortized issuance costs of $7.9 million, and the aggregate principal amount of certain mortgage loans. See the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements” beginning on page 215 of this proxy statement/prospectus/consent solicitation. Also see Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation, which include all liabilities.

(5)

Redeemable convertible preferred stock as of December 31, 2017 and December 30, 2018 consists of shares of Topgolf’s Series E preferred stock and Series F preferred stock outstanding as of such dates. Redeemable convertible preferred stock as of December 29, 2019 consists of shares of Topgolf’s Series E preferred stock, Series F preferred stock, Series G preferred stock and Series H preferred stock outstanding as of such date. Redeemable convertible preferred stock as of September 27, 2020 consists of shares of Topgolf’s Series E convertible preferred stock, Series F convertible preferred stock, Series G convertible preferred stock outstanding and Series H convertible preferred stock outstanding as of such date. The holders of Topgolf’s Series E, Series F, Series G and Series H preferred stock have certain redemption rights under the sixth amended and restated voting agreement (the “Voting Agreement”), dated as of September 17, 2020, by and among Topgolf and the investors party thereto, including Callaway, Providence, Dundon and certain Topgolf stockholders affiliated with WestRiver. See Note 13 to Topgolf’s audited consolidated financial statements and Note 11 to Topgolf’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

Selected Unaudited Pro Forma Combined Financial Data of Callaway and Topgolf

The following table presents selected unaudited pro forma combined financial information about the financial condition and results of operations of Callaway after giving effect to the Merger. The selected unaudited pro forma combined statement of operations data for the nine months ended September 30, 2020 and the year ended December 31, 2019 give effect to the Merger as if the Merger had taken place on January 1, 2019. The summary unaudited pro forma condensed combined balance sheet data gives effect to the Transaction as if it had taken place on September 30, 2020.

You should read the tables below in conjunction with Callaway’s audited consolidated financial statements for the year ended December 31, 2019, Callaway’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2020, Topgolf’s audited financial statements for the year ended December 29, 2019, Topgolf’s unaudited financial statements for the thirty-nine weeks ended September 27, 2020 and the unaudited pro forma condensed combined financial information and the notes related to such financial statements included elsewhere or incorporated by reference in this proxy statement/prospectus/consent solicitation. The selected unaudited pro forma combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the summary unaudited pro forma combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
	(in thousands except for per share amounts)
Combined Statement of Operations Data:
Total net revenue	$2,760,972	$1,700,339
Total costs and expenses	2,814,811	2,071,175

Net loss	$(53,839)	$(370,836)

Loss per common share:
Basic	($0.29)	($2.01)
Diluted	($0.29)	($2.01)

As of September 30, 2020
(in thousands)
Unaudited Pro Forma Combined Balance Sheet Data:
Cash and cash equivalents	$468,362
Total assets	$5,902,789
Total short- and long-term debt	$1,384,414
Total liabilities	$3,455,320
Total stockholders’ equity	$2,447,469

Comparative Historical and Unaudited Pro Forma Per Share Data

The information below reflects the historical per share information of Callaway common stock and the historical per share information of Topgolf common stock in comparison with the unaudited pro forma per share information after giving effect to the Merger on a pro forma basis, without giving effect to the Topgolf Series H Preferred Offering. The unaudited pro forma per share information gives effect to the Merger as if the Merger had taken place on January 1, 2019.

You should read the tables below in conjunction with Callaway’s audited consolidated financial statements for the year ended December 31, 2019, Callaway’s unaudited condensed consolidated financial statements for the nine months ended September 30, 2020, Topgolf’s audited financial statements for the fiscal year ended December 29, 2019, Topgolf’s unaudited financial statements for the thirty-nine weeks ended September 27, 2020 and the unaudited pro forma condensed combined financial information and the notes related to such financial statements included elsewhere or incorporated by reference in this proxy statement/prospectus/consent solicitation. The unaudited pro forma per share information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the unaudited pro forma per share information presented below does not purport to project the combined financial condition or operating results for any future period.

	Fiscal Year Ended December 29, 2019	Thirty-Nine Weeks Ended September 27, 2020
Topgolf Historical Per Common Share Data:
Basic and diluted loss per share	$(28.09)	$(57.67)
Book value per share	$(78.59)	$(127.98)
Dividends per share	NA	NA

	Year Ended December 31, 2019	Nine Months Ended September 30, 2020
Callaway Historical Per Common Share Data:
Basic earnings (loss) per common share	$0.84	$(0.92)
Diluted earnings (loss) per common share	$0.82	$(0.92)
Book value per share	$7.97	$7.31
Dividends per share	$0.04	$0.02

Combined Company Pro Forma Per Common Share Data:
Basic loss per share	$(0.29)	$(2.01)
Diluted loss per share	$(0.29)	$(2.01)
Book value per share	NA	$13.29
Dividends per share	NA	NA

MARKET PRICE AND DIVIDEND INFORMATION

The closing price of Callaway common stock on October 27, 2020, the last trading day prior to the public announcement of the Merger, was $19.28 per share and the closing price of Callaway common stock on November 20, 2020 was $18.76 per share, in each case as reported on the NYSE.

Because the market price of Callaway common stock is subject to fluctuation, the market value of the shares of Callaway common stock that Topgolf stockholders will be entitled to receive in the Merger may increase or decrease.

Topgolf is a private company and its shares of common stock and preferred stock are not publicly traded.

Dividends

During 2019, the Callaway Board declared regular quarterly dividends of $0.01 per share. In response to the COVID-19 pandemic, Callaway implemented certain programs to maximize cash and liquidity, including the suspension of Callaway’s quarterly dividend. Topgolf has never paid or declared any cash dividends on its capital stock. Topgolf anticipates that it will retain all of its available funds and any future earnings for use in the operation and expansion of its business and the repayment of outstanding debt. Notwithstanding the foregoing, future dividends and any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s board of directors and will depend upon a number of factors, including the combined company’s views on potential future capital requirements, projected cash flows and needs, and changes to the combined company’s business model.

In addition, the Fourth Amended and Restated Loan and Security Agreement, dated as of May 17, 2019, by and among Callaway and certain of its subsidiaries, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent and as security trustee for such lenders (as amended, restated, supplemented or otherwise modified from time to time, the “Callaway ABL Facility”) and the Credit Agreement, dated as of January 4, 2019, among Callaway, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent (as amended, restated, supplemented or otherwise modified from time to time, the “Callaway Term Loan Facility”), each impose restrictions on the amount Callaway can pay in annual cash dividends.

In addition, Topgolf’s ability to pay cash dividends is currently restricted by the credit agreement underlying its term loan facility (the “Term Loan Facility”) and revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facilities”). See the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements” beginning on page 215 of this proxy statement/prospectus/consent solicitation.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained or incorporated by reference in this proxy statement/prospectus/consent solicitation, you should carefully consider the material risks described below before deciding how to vote your shares of Callaway common stock. You should also read and consider the other information in this proxy statement/prospectus/consent solicitation and additional information about Callaway set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, and other documents which Callaway files with the SEC and are incorporated by reference into this proxy statement/prospectus/consent solicitation. Please see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation for further information regarding the documents incorporated by reference into this proxy statement/prospectus/consent solicitation.

Risks Related to the Merger

There can be no assurance when or if the proposed Merger will be consummated.

Even if the Topgolf Merger Proposal is approved by the stockholders of Topgolf and the Callaway Merger Proposal is approved by the Callaway stockholders, specified conditions must be satisfied or waived to complete the Merger, including, among others, the absence of laws in the United States and certain specified jurisdictions enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement, the expiration or termination of the applicable waiting period under the HSR Act, the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation is a part, and the absence of any material adverse effect (as defined in the Merger Agreement) on Callaway or Topgolf. On November 23, 2020, the FTC granted early termination of the waiting period under the HSR Act with respect to the Merger, effective immediately. The conditions set forth in the Merger Agreement are described in more detail in the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 150 of this proxy statement/prospectus/consent solicitation. There can be no assurance that Callaway and Topgolf will be able to satisfy the closing conditions or that closing conditions beyond Callaway’s or Topgolf’s control will be satisfied or waived. The Merger Agreement also contains certain customary termination rights, including, among others, the right of either party to terminate the Merger Agreement with mutual written consent and in other specified circumstances.

Callaway and Topgolf are both subject to various business uncertainties, contractual restrictions and requirements while the Merger is pending, that could adversely affect Callaway’s and Topgolf’s business, financial condition and results of operations.

During the pendency of the Merger, it is possible that customers, suppliers, vendors, commercial partners and/or other persons with whom Callaway or Topgolf has a business relationship may elect to delay or defer certain business decisions or decide to seek to terminate, change or renegotiate their relationships with Callaway or Topgolf, as the case may be, as a result of the Merger, which could significantly reduce the expected benefits of the Merger and/or adversely affect Callaway and/or Topgolf’s revenues, earnings and cash flows, and the market price of Callaway’s common stock, regardless of whether the Merger is completed. Uncertainty about the effects of the Merger on employees may impair Callaway’s and Topgolf’s ability to attract, retain and motivate key personnel during the pendency of the Merger and, if the Merger is completed, for a period of time thereafter. If key employees depart because of issues related to the uncertainty and difficulty of integration or a desire not to remain with Callaway or Topgolf following the completion of the Merger, Callaway and Topgolf may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent. Callaway and Topgolf will also incur significant costs related to the Merger, some of which must be paid even if the Merger is not completed. These costs are substantial and include financial advisory, legal and accounting costs.

Under the terms of the Merger Agreement, Callaway and Topgolf are also subject to certain restrictions on the conduct of their respective businesses prior to the completion of the Merger, which may adversely affect Callaway’s and Topgolf’s ability to execute certain of their respective business strategies. Such limitations could adversely affect Callaway’s and Topgolf’s business, strategy, operations and prospects prior to the completion of the Merger.

Any difficulties resulting from the Merger, including COVID-19-related disruptions, could adversely affect Callaway’s and Topgolf’s business, financial condition and results of operations.

Following the completion of the Merger, Callaway may not be able to integrate the Topgolf business successfully or operate the Topgolf business profitably. Integrating any newly acquired business, including Topgolf, could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources and could prove to be more difficult or expensive than predicted. The diversion of management’s attention and any delay or difficulties encountered in connection with any such acquisitions could result in the disruption of on-going business or inconsistencies in standards and controls that could negatively affect Callaway’s ability to maintain third-party relationships. Moreover, Callaway may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to continue operating the Topgolf business, which may result in dilution for stockholders or the incurrence of indebtedness.

As part of Callaway’s efforts to acquire companies, businesses or products or to enter into other significant transactions, including Topgolf, Callaway conducts business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite Callaway’s efforts, Callaway ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of Merger. In addition, it is not possible to accurately predict the full impact of the COVID-19 pandemic on the business, financial condition and results of operations of Topgolf, due to the evolving nature of the COVID-19 pandemic and the extent of its impact across industries and geographies and numerous other uncertainties. There can be no assurance that any efforts taken by Topgolf to address the adverse impacts of the COVID-19 pandemic or actions taken to contain the COVID-19 pandemic or its impact will be effective or will not result in significant additional costs. If Topgolf is unable to recover from a business disruption on a timely basis or otherwise mitigate the adverse effects of the COVID-19 pandemic, the business, financial condition and results of operations of Topgolf could be materially and adversely affected, which could make the Merger less attractive, and the Merger and efforts to integrate the businesses of the two companies may be delayed or become more costly or difficult. See “—Risks Related to Topgolf’s Business—The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.”

If Callaway fails to realize the expected benefits from the Merger, whether as a result of unidentified risks, integration difficulties, complexities associated with managing the combined business, performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations, COVID-19-related disruptions, litigation with current or former employees and other events, Callaway’s business, financial condition and results of operations could be adversely affected.

There has been no public market for Topgolf’s capital stock and the lack of a public market makes it difficult to determine the fair market value of Topgolf.

The outstanding capital stock of Topgolf is privately held and is not traded on any public market. The lack of a public market may make it more difficult to determine the fair market value of Topgolf than if the outstanding capital stock of Topgolf was traded publicly. The value ascribed to Topgolf’s securities in other contexts, including in private valuations or financings, may not be indicative of the price at which the outstanding shares of Topgolf’s capital stock may have traded if they were traded on a public market. The Merger Consideration to be paid to Topgolf stockholders was determined based on negotiations between the parties and likewise may not be indicative of the price at which the outstanding shares of Topgolf capital stock may have traded if they were traded on a public market. As a result, it is possible that the value of the Callaway common stock to be received by Topgolf stockholders will be less than the fair market value of Topgolf’s capital stock, or Callaway may pay more than the aggregate fair market value for Topgolf’s capital stock.

Callaway may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Callaway’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, or from being completed within the expected timeframe, which may adversely affect Callaway’s and Topgolf’s respective businesses, financial condition and results of operation. Currently, Callaway is not aware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the Merger.

The market price of Callaway’s common stock may decline as a result of the Merger, and the issuance of shares of Callaway common stock to Topgolf stockholders in the Merger may have a negative impact on Callaway’s financial results, including earnings per share.

The market price of Callaway common stock may decline as a result of the Merger, and holders of Callaway common stock (including Topgolf stockholders who receive Callaway common stock in connection with the Merger) could see a decrease in the value of their investment in Callaway common stock, if, among other things, Callaway and the surviving corporation are unable to achieve the expected growth in earnings, or if the anticipated benefits from the Merger are not realized, or if the Merger and integration-related costs related to the Merger are greater than expected. The market price of Callaway common stock may also decline if Callaway does not achieve the anticipated benefits of the Merger as rapidly or to the extent expected by financial or industry analysts or if the effects of the Merger on Callaway’s financial position, results of operations or cash flows are not otherwise consistent with the expectations of financial or industry analysts. The issuance of shares of Callaway common stock in the Merger could on its own have the effect of depressing the market price for Callaway common stock. In addition, some Topgolf stockholders may decide not to continue to hold the shares of Callaway common stock they receive as a result of the Merger, and any such sales of Callaway common stock could have the effect of depressing their market price. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, Callaway common stock, regardless of Callaway’s actual operating performance following the completion of the Merger.

The exchange ratio will not be adjusted based on the market price of Callaway common stock so the Merger Consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the Effective Time, outstanding shares of Topgolf capital stock will be converted into right to receive a number of shares of Callaway common stock equal to its pro rata portion of the Merger Consideration, after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents. Immediately after the Merger, Callaway stockholders as of immediately prior to the Merger are expected to own approximately 51.5% of the outstanding shares of the combined company on a fully-diluted basis and former Topgolf stockholders, other than Callaway, are expected to own approximately 48.5% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, the receipt by Topgolf of approximately $47.1 million of cash proceeds from the Topgolf Series H Preferred Offering. Any changes in the market price of Callaway stock before the completion of the Merger will not affect the number of shares Topgolf stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Callaway common stock increases from the market price on the date of the Merger Agreement, then Topgolf stockholders could receive Merger Consideration with substantially more value for their shares of Topgolf capital stock than the parties had negotiated when they established the Merger Consideration. Similarly, if before the completion of the Merger the market price of Callaway common stock declines from the market price on the date of the Merger Agreement, then Topgolf stockholders could receive Merger Consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the Merger may result in either Callaway or Topgolf paying a termination fee to the other party, which could harm the common stock price of Callaway and future business and operations of each company.

If the Merger is not completed, Callaway and Topgolf are subject to the following risks:

•	if the Merger Agreement is terminated under specified circumstances, Callaway or Topgolf will be required to pay the other party a termination fee of $75.0 million;

•	the price of Callaway common stock may decline and could fluctuate significantly; and

•	a majority of the costs related to the Merger, such as legal and accounting fees and a portion of financial advisors’ fees, must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the board of directors of Callaway or Topgolf determines to seek another business combination, there can be no assurance that either Callaway or Topgolf will be able to find a partner with whom a business combination would yield greater benefits than the benefits to be provided under the Merger Agreement.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Callaway nor Topgolf is obligated to complete the Merger if there is a material adverse effect (as defined in the Merger Agreement) affecting the other party between October 27, 2020, the date of the Merger Agreement, and the closing of the Merger. However, certain types of changes are excluded in the Merger Agreement from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes resulting from the announcement or the execution of the Merger Agreement and the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees and, to the extent such changes or events do not have a disproportionate impact on Callaway or Topgolf (as applicable), as compared with other industry participants: changes or developments in applicable laws or GAAP or changes in governmental orders, guidelines or recommendations regarding COVID-19; changes or developments in interest rates or United States or global economic, political, business, financial, commodity, currency, regulatory or market conditions generally; industry wide changes, any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event, any epidemic, disease outbreak or pandemic (including COVID-19), public health emergency or widespread occurrence of infectious disease. Therefore, if any of these events were to occur impacting Callaway or Topgolf, the other party would still be obliged to consummate the closing of the Merger. If any such adverse changes occur and Callaway and Topgolf consummate the closing of the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of Callaway, Topgolf or both. For a more complete discussion of what constitutes a material adverse effect on Callaway or Topgolf, see the section titled “The Merger Agreement—Representations and Warranties” beginning on page 134 of this proxy statement/prospectus/consent solicitation.

Some of Callaway executive officers and Topgolf directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Callaway’s executive officers and Topgolf’s executive officers and certain non-employee directors have interests in the Merger that may be different from, or in addition to, the interests of Callaway and Topgolf stockholders generally. These interests with respect to Callaway’s executive officers may include, among other things, the determination by the Callaway Board, in connection with the Merger, to award PRSUs and RSUs to Callaway’s executive officers, in each case subject to and effective upon the closing of the Merger. These interests with respect to Topgolf’s directors and executive officers may include, among others, certain of Topgolf’s directors and executive officers have options, subject to vesting, to purchase shares of Topgolf common stock which, after the Effective Time, will be converted into and become options to purchase shares of the common stock of Callaway, certain Topgolf executive officers are eligible to receive a grant of Callaway RSUs and PRSUs following the Effective Time as a retention and incentive award, and will be eligible to receive an annual grant of Callaway RSUs and PRSUs in an amount to be determined following the Effective Time, and all of Topgolf’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. Further, certain current members of the Topgolf Board will become directors of Callaway after the Effective Time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of Callaway pursuant to Callaway’s director compensation program following the Effective Time. The Callaway and Topgolf boards of directors were aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Merger Agreement and, in the case of Callaway, in recommending that the Callaway Merger Proposal be adopted by the Callaway stockholders, and in the case of Topgolf, in recommending that the Merger Agreement be adopted by Topgolf stockholders. These interests, among other factors, may have influenced the directors and executive officers of Callaway and Topgolf to support or approve the Merger. For more information, see the sections titled “The Merger—Interests of Topgolf Directors, Executive Officers and Affiliates in the Merger” beginning on page 117 and “The Merger—Interests of the Callaway Directors and Executive Officers in the Merger” beginning on page 115 of this proxy statement/prospectus/consent solicitation.

Callaway stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Callaway stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

Callaway and Topgolf stockholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Callaway and Topgolf will own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Callaway stockholders as of immediately prior to the Merger are expected to own approximately 51.5% of the outstanding shares of the combined company on a fully-diluted basis and former Topgolf stockholders, other than Callaway, are expected to own approximately 48.5% of the outstanding shares of the combined company on a fully-diluted basis, subject to certain assumptions, including, but not limited to, the receipt by Topgolf of approximately $47.1 million of cash proceeds from the Series H Preferred Offering.

During the pendency of the Merger, Callaway and Topgolf may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Callaway and Topgolf to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from initiating, soliciting or knowingly encouraging or knowingly facilitating any inquiries or requests for information with respect to, or the making of, any inquiry regarding, any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, certain transactions involving a third party, including a Merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the sections titled “The Merger Agreement—Covenants and Agreements— No Solicitation; Acquisition Proposals” beginning on page 143 of this proxy statement/prospectus/consent solicitation.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Callaway and Topgolf from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement—No Solicitation; Acquisition Proposals” beginning on page 143 of this proxy statement/prospectus/consent solicitation. In addition, the Merger Agreement further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $75.0 million. This termination fee may discourage third parties from submitting competing proposals to Callaway or its stockholders, and may cause the Callaway Board to be less inclined to recommend a competing proposal.

The Merger may not be accretive, and may be dilutive, to Callaway’s diluted earnings per share in the first full fiscal year after close or beyond, which may negatively affect the market price of shares of Callaway common stock.

The impact of COVID-19, adverse changes in market conditions, additional transaction and integration-related costs and other factors that may be exacerbated by the impact of COVID-19, such as the failure to realize some or all of the anticipated benefits of the Merger, may cause the Merger to be dilutive to Callaway’s diluted earnings per share in the first fiscal year after close or beyond. Any dilution of Callaway’s non-GAAP diluted earnings per share could cause the price of shares of Callaway’s common stock to decline or grow at a reduced rate.

Risks Related to the Combined Company

Following the Merger, Callaway may not be able to integrate Topgolf successfully into Callaway and many of the anticipated benefits of acquiring Topgolf may not be realized.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Callaway and Topgolf entered into the Merger Agreement with the expectation that the Merger will result in various benefits, including, among other things, leveraging various assets, operating efficiencies, synergies and cost savings. Achieving the anticipated benefits of the Merger is subject to a number of uncertainties, including whether the businesses of Callaway and Topgolf can be integrated in an efficient and effective manner.

It is possible that the integration process could take longer than anticipated and could result in the loss of valuable employees, the disruption of each company’s ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect Callaway’s and Topgolf’s ability to achieve the anticipated benefits of the Merger. Callaway and Topgolf’s results of operations could also be adversely affected by any issues attributable to either company’s operations that arise or are based on events or actions that occur before the closing. Callaway and Topgolf may have difficulty addressing possible differences in corporate cultures and management philosophies.

The integration process is subject to a number of uncertainties, and no assurance can be given that the anticipated benefits will be realized or, if realized, the timing of their realization. Failure to achieve these anticipated benefits could result in increased costs or decreases in the amount of expected net income and could adversely affect Callaway’s and Topgolf’s future business, financial condition, operating results and prospects.

The combined company may need to raise additional capital in the future, and such funds may not be available on attractive terms, or at all.

The combined company may need to raise additional funds through public or private debt or equity financing, or issue additional shares, to continue operating the Topgolf business, which may result in dilution for stockholders or the incurrence of indebtedness. The combined company cannot be certain that additional capital will be available as needed or on acceptable terms, or at all. If the combined company requires additional capital at a time when an investment in the combined company, in companies within the Callaway’s and Topgolf’s industry, or the market in general is limited, the combined company may not be able to raise additional funds at the time that it desires, or at all. If the combined company does raise additional funds through public or private debt or equity financing or the issuance of additional shares, the percentage ownership of holders of its stock could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of the common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees, and Callaway and Topgolf may have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the combined company.

Callaway and Topgolf are dependent on the experience and industry knowledge of their respective management personnel and other key employees to execute their business plans. The combined company’s success after the completion of the Merger will depend in part upon the ability of Callaway and Topgolf to attract, motivate and retain key management personnel and other key employees. Prior to completion of the Merger, current and prospective employees of Callaway and Topgolf may experience uncertainty about their roles within the combined company following the completion of the Merger, which may have an adverse effect on the ability of each of Callaway and Topgolf to attract, motivate or retain management personnel and other key employees. In addition, no assurance can be given that Callaway and Topgolf will be able to attract, motivate or retain management personnel and other key employees of Callaway and Topgolf to the same extent that Callaway and Topgolf have previously been able to attract or retain their own employees. If key employees terminate their employment, Callaway’s and Topgolf’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Callaway and Topgolf to hiring suitable replacements, all of which may cause the combined company’s business to suffer.

Completion of the Merger may trigger change in control, assignment or other provisions in certain agreements to which Topgolf or its subsidiaries are a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the Merger may trigger change in control, assignment and other provisions in certain agreements to which Topgolf or its subsidiaries are a party. If Callaway and Topgolf are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Callaway and Topgolf are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Topgolf or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

The unaudited pro forma condensed combined financial data for Callaway and Topgolf included in this proxy statement/prospectus/consent solicitation is preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus/consent solicitation.

The unaudited pro forma financial data for Callaway and Topgolf included in this proxy statement/prospectus/consent solicitation is presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus/consent solicitation. The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this consent proxy statement/prospectus/consent solicitation, that Callaway will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of tangible and intangible assets to be acquired and liabilities to be assumed using information currently available. The final acquisition accounting will be based upon the actual purchase price and the fair value of the tangible and intangible assets and liabilities of the party that is determined to be the acquiree under GAAP as of the date of the completion of the Merger. In addition, subsequent to the closing date, there may be further refinements of the acquisition accounting as additional information becomes available. Accordingly, the final acquisition accounting may differ materially from the pro forma condensed combined financial information reflected in this document. For more information, see the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data” beginning on page 16 of this proxy statement/prospectus/consent solicitation.

Callaway and Topgolf will incur significant transaction and integration-related costs in connection with the Merger, and any such costs could adversely affect Callaway’s ability to execute on its integration plan.

Callaway expects to incur a number of non-recurring costs associated with the Merger and combining the operations of the two companies. Additionally, each of Callaway and Topgolf will incur significant transaction costs related to the Merger, some of which must be paid even if the Merger is not completed. These costs are substantial and include financial advisory, legal and accounting costs. Callaway also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Callaway continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Merger and the integration of the two companies’ businesses. Although Callaway expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Callaway to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing stockholders of Callaway and Topgolf sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus/consent solicitation lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of                ,                and shares expected to be issued upon completion of the Merger the combined company is expected to have outstanding a total of approximately                shares of common stock immediately following the completion of the Merger. Under the Stockholders Agreement, each of the Support Stockholders, together with their successors and permitted transferees, subject to certain limited exceptions, have agreed not to lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, in each case whether effected directly or indirectly, any shares of Callaway common stock (other than shares of Callaway common stock received in exchange for Series H preferred stock) and securities convertible into shares of Callaway common stock held by them, including shares received in the Merger, until 180 days after the closing date of the Merger. All other outstanding shares of common stock, other than shares held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Topgolf will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the Merger, certain of the combined company’s principal stockholders will have the ability to significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, it is anticipated that Providence, Dundon and WestRiver will beneficially own approximately 15%, 10% and 11%, respectively of the combined company’s outstanding shares of common stock, and, in the aggregate, beneficially own approximately 36% of the combined company’s outstanding shares of common stock. Mr. Marimow is affiliated with Providence, Mr. Dundon is affiliated with Dundon and Mr. Anderson is affiliated with WestRiver, and each of Messrs. Marimow, Dundon and Anderson are expected to be appointed to the Callaway Board at the closing of the Merger. In addition, pursuant to the Stockholders Agreement, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

As a result, if these stockholders were to choose to act together, they would be able to significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these persons, if they choose to act together, would have significant influence over the election of directors and approval of any Merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

The market price of Callaway common stock may decline as a result of the Merger.

The market price of Callaway common stock may decline as a result of the Merger, and holders of Callaway common stock could see a decrease in the value of their investment in Callaway common stock, if, among other things, Callaway and the combined company are unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Merger are not realized, or if the transaction costs related to the Merger are greater than expected. The market price may also decline if Callaway does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Merger on Callaway’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Callaway common stock in the Merger could on its own have the effect of depressing the market price for Callaway common stock. In addition, many Topgolf stockholders may decide not to hold the shares of Callaway common stock they receive as a result of the Merger. Other Topgolf stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Callaway common stock they receive as a result of the Merger and other Callaway stockholders may also decide not to hold their shares of Callaway common stock following the Merger. Any such sales of Callaway common stock could have the effect of depressing the market price for Callaway common stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Callaway common stock, regardless of the actual operating performance of the combined company.

Risks Related to Callaway’s Business

Callaway is, and following completion of the Merger Callaway will continue to be, subject to the risks described in Part I, Item 1A of Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 2, 2020, as updated in Part II, Item 1A of its Quarterly Reports on Form 10-Q and

subsequent filings with the SEC, in each case, incorporated by reference into this proxy statement/prospectus/consent solicitation. See the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

Risks Related to Topgolf’s Business

Unless the context requires otherwise, references to “Topgolf” in this section are to the business and operations of Topgolf prior to the Merger and the business and operations of Callaway as directly or indirectly affected by Topgolf and its subsidiaries by virtue of Callaway’s ownership of the Topgolf and its subsidiaries following the Merger.

The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. COVID-19 is present in nearly all regions around the world and has resulted in travel restrictions and business slowdowns or shutdowns in affected areas. The global and national impact of the ongoing COVID-19 pandemic has been immense and the length of the pandemic and its ultimate economic and human toll cannot yet be determined.

As a result of the ongoing COVID-19 pandemic, various domestic and international governmental bodies issued orders, mandates, decrees and directives (collectively, “COVID Orders”), including statewide executive orders in Texas and Florida, where Topgolf operates a significant portion of its venues, and other states in which Topgolf operates venues, ordering the closure of non-essential business establishments, mandating or recommending that residents “stay at home” other than in the case of limited exceptions, imposing curfews, suspending alcohol sales for certain establishments, limiting occupancy, ordering the implementation of strict social distancing measures in business establishments and mandating health screens and face coverings for employee associates (“Associates”) and customers and imposed heightened cleanliness standards, including cleaning and disinfecting golf clubs, golf balls, game screens and other frequently touched bay surfaces between each group of guests, which has had a material adverse impact on Topgolf’s business throughout 2020. Further, Topgolf enacted various measures to reduce cash expenses to weather its temporary venue closures, including (i) suspension of non-essential capital expenditures, including the suspension of construction of future venues, (ii) execution of substantial reductions in expenses, including furlough or lay-off of a significant number of Associates, (iii) temporary salary reductions for certain Associates, including executive officers, (iv) extension of payment terms with Topgolf’s vendors and (v) negotiation of rent deferrals for a portion of Topgolf’s leases. Although Topgolf re-opened all domestic venues and all of its international venues as of September 7, 2020, upon the expiration or lifting of applicable COVID Orders, it recently re-closed certain venues in response to reinstituted COVID Orders, including three venues in the United Kingdom, one venue in El Paso, Texas, which has since been re-opened, and one venue in Hillsboro, Oregon, and there can be no assurance that additional closures or re-closures will not be mandated in the future. Even with respect to venues that may remain open, a number of its venues have reduced operating hours and foot traffic at Topgolf’s venues has not returned to pre-pandemic levels, and Topgolf has reduced headcount at its offices in response to these changes. Additionally, as a result of COVID Orders, Topgolf has not been able to host large group events in certain jurisdictions, which has limited its ability to drive revenue through such events per past practice. Topgolf expects that occupancy limits imposed under COVID Orders and a shift in consumer demand away from out-of-home entertainment will result in lower guest traffic at venues and continue to negatively impact revenues, and that it will incur additional costs to ensure compliance with safety measures at venues, including mandatory measures under applicable COVID Orders as well as voluntary measures to enhance safety for guests and Associates. In addition, Topgolf may face difficulties in maintaining adequate staffing at venues due to illness, difficulty in recalling Associates that may be furloughed if venues are required to temporarily close again or a reduction in Associates willing to work in public gathering places. As a result, its business, operating results and financial condition have been, and will continue to be, materially and adversely affected. The ongoing COVID-19 pandemic and restrictions under COVID Orders could also delay construction of new venues, present difficulties in staffing venues and result in supply chain interruptions, including for manufactured components for the Toptracer Range system, which may materially adversely affect Topgolf’s ability to implement growth plans. Future outbreaks of other diseases such as avian flu, sudden acute respiratory syndrome (also known as SARS), swine flu or influenza may similarly impact Topgolf.

In addition, Topgolf has been, and will continue to be, negatively impacted by COVID-19 related developments, including heightened governmental regulations and travel advisories, recommendations by the U.S. Department of State, the Centers for Disease Control and Prevention and similar foreign authorities, and travel bans and restrictions, each of which has significantly impacted, and is expected to continue to significantly impact, travel of customers to Topgolf’s domestic and international venues. Topgolf cannot predict how quickly customers will return to its venues, which may be affected by continued concerns over safety and/or depressed consumer sentiment due to adverse economic conditions, including high unemployment. Demand for Topgolf’s products and services may remain weak for a significant length of time and Topgolf cannot predict if and when such demand will return to pre-outbreak demand. Furthermore, as a result of COVID Orders, Topgolf implemented a work from home policy for certain of its Associates, which, if continued, may have a substantial impact on Associate attendance and productivity and company culture, may cause Associate turnover, may disrupt access to facilities, equipment, networks, corporate systems, books and records and may add additional expenses and strain on Topgolf’s business. If and when the COVID-19 pandemic abates, Topgolf may experience difficulties in resuming operations to pre-closure levels, which could have an adverse effect on its business, operations and financial condition.

There may be other adverse consequences to Topgolf’s business, operations and financial condition from the spread of COVID-19 that it has not considered. Topgolf has never previously experienced a complete cessation of its venue business operations, and as a consequence, its ability to predict the impact of such a cessation on business and future prospects is inherently uncertain. There can be no assurances that the effects of COVID-19 are temporary or that any losses that are incurred as a result of these uncertainties will be recouped if and when this crisis has passed. As a result, COVID-19 may continue to have an adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.

Topgolf is vulnerable to changes in economic conditions and consumer preferences, either of which could materially affect Topgolf’s business, results of operations and financial condition.

Topgolf’s business is dependent upon consumer and corporate discretionary spending. The demand for entertainment and recreation activities is highly sensitive to downturns in the economy and the corresponding impact on discretionary consumer spending. Any actual or perceived deterioration or weakness in general, regional or local economic conditions, unemployment levels, the job or housing markets, consumer debt levels or consumer confidence, as well as other adverse economic or market conditions due to COVID-19 or otherwise may lead to customers having less discretionary income to spend on entertainment and recreation activities. The United States and other international economies have experienced cyclical downturns from time to time, including as a result of the COVID-19 pandemic and related COVID Orders. Worsening economic conditions that negatively impact discretionary consumer and corporate spending, including inflation, slower growth, unemployment levels, fuel prices, interest rates, changes in tax rates and tax laws and other macroeconomic conditions, including those resulting from geopolitical issues and uncertainty, the impact of pandemics (including the ongoing COVID-19 pandemic), epidemics or other outbreaks of contagious disease, and any number of other factors and events outside of Topgolf’s control, may reduce guest traffic and/or guest spending in Topgolf’s venues, which could have a material adverse effect on Topgolf’s business, results of operations and financial condition. In particular, the ongoing COVID-19 pandemic has raised substantial uncertainty with respect to the United States and global economies, which may be in a recession and have experienced rapid increases in unemployment rates, as well as the extent, implementation and effectiveness of any government-funded benefit programs and stimulus packages on employment levels and consumer preferences and discretionary spending.

These conditions may also cause Topgolf to raise prices in venues and/or impose practical limits on Topgolf’s ability to reduce prices, thereby further threatening Topgolf’s business, results of operations and financial condition and impairing Topgolf’s ability to mitigate the impact of deteriorating economic conditions on its business.

Consumer and corporate discretionary spending is also affected by consumer tastes and preferences, which are subject to change, and there can be no guarantee that golf-oriented entertainment will continue to appeal to consumers, particularly given the recent decline in the popularity of traditional golf as well as the shift in consumer spending away from out-of-home entertainment in light of the ongoing COVID-19 pandemic. Any decline in guest traffic and/or guest spending in Topgolf’s venues, whether resulting from unfavorable economic conditions or changes in consumer preferences, will reduce revenue in Topgolf’s Venues business, impair the value of Topgolf’s brand and impact Topgolf’s ability to attract new franchisees, licensees and commercial partners and generate sponsorship revenue, all of which could have a material adverse effect on Topgolf’s business, results of operations, financial condition and growth prospects.

In addition, unfavorable changes in economic conditions or consumer tastes and preferences may also reduce the revenues and profitability of Topgolf’s franchisees and licensees. A decline in the revenues and profitability of Topgolf’s franchisees and licensees may increase the risk that they will be unwilling or unable to pay fees and other amounts due under their franchise or license agreements as they become due, or decide to terminate or fail to renew their agreements with Topgolf, any of which will negatively impact revenues in Topgolf’s International and Toptracer business lines. Unfavorable economic conditions and changes in consumer preferences would also make it more difficult for Topgolf to attract and sign new franchisees and licensees on terms favorable to Topgolf or at all, thereby further reducing Topgolf’s revenue and impairing the reach of Topgolf’s brand and ability to grow its business.

Damage to Topgolf’s reputation, including as a result of actions taken by franchisees and licensees, could negatively impact Topgolf’s brand, business, results of operations and financial condition.

Topgolf’s reputation and the quality of Topgolf’s brand are critical to its business and success in existing markets, and will be critical to Topgolf’s success as it enters new markets. In particular, Topgolf’s ability to generate customer loyalty and attract and retain additional franchisees, licensees and commercial partners depends, to a large extent, on the strength of its brand and reputation. Any incident that erodes Topgolf’s public image or brand integrity could significantly impair the value of its brand and Topgolf’s ability to generate revenue.

Topgolf may be adversely affected by any negative publicity concerning its business or those of its franchisees or licensees, regardless of its accuracy, including with respect to:

•	food safety concerns, including food tampering or contamination;

•	food-borne illness incidents;

•	guest injury;

•	security breaches involving confidential guest or Associate information;

•	the discovery or release of environmental contaminants and/or the improper remediation thereof;

•

Topgolf’s response to or licensees or franchisees’ response to, or public perception of Topgolf’s response to or licensees or franchisees’ response to, infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic);

•

incidents involving third-party service providers, particularly related to information technology services, and potential guest dissatisfaction from circumstances out of Topgolf’s control relating to third-party service providers;

•	employment-related claims relating to alleged employment discrimination, harassment, wage and hour violations, labor standards or health care and benefit issues; or

•	government or industry findings concerning Topgolf’s venues or the businesses of franchisees or licensees, other food service providers or any other party within the food industry supply chain.

Topgolf’s franchisees and licensees are independent third parties that Topgolf does not control. Although franchisees are contractually obligated to operate their venues in accordance with Topgolf’s standards, Topgolf does not oversee their daily operations. Consequently, the quality of franchised venues may be diminished by any number of factors beyond Topgolf’s control. For example, franchisees may not hire and train qualified managers and other Associates, and may otherwise fail to operate their venues in a manner consistent with Topgolf’s standards and requirements. Similarly, though agreements with Toptracer Range licensees generally require licensees to comply with certain operational requirements, Topgolf exercises even less control and oversight over the operations of these third parties. If franchisees and licensees do not operate in accordance with Topgolf’s expectations, or if one or more franchisees or licensees were to be the subject of unfavorable publicity, Topgolf’s image and reputation, and the image and reputation of Topgolf’s other franchisees and licensees, could suffer materially. This could reduce Topgolf’s revenues and make it more difficult to attract and retain franchisees, licensees and commercial partners, any of which could have a material adverse effect on Topgolf’s business, results of operations and financial condition and its ability to execute its growth strategy.

In addition, there has been a marked increase in the use of social media platforms and other forms of internet-based communications that provide individuals and businesses with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate, as is its potential impact to affected individuals and businesses. Many social media platforms immediately publish the content posted by their subscribers and participants, often without filters or checks on the accuracy of the content posted. Furthermore, as part of its marketing strategy, Topgolf uses, and franchisees and licensees may also use, social media and other digital platforms to increase brand awareness and attract and retain customers. There are a variety of additional risks associated with this use of social media, including improper disclosure of proprietary information, exposure of personally identifiable information, fraud, blocking or disabling of Topgolf’s accounts, changes in policy and the perpetuation of out-of-date information. Accordingly, the use of social media vehicles by Topgolf, customers, Associates, franchisees, licensees or other third parties could increase costs, lead to litigation or result in negative publicity that could damage Topgolf’s brand or reputation and have a material adverse effect on its business, results of operations and financial condition.

Topgolf’s growth strategy depends in part on its and its franchisees’ ability to open new venues in existing and new markets.

A key element of Topgolf’s growth strategy is to open additional venues in locations that it believes will provide attractive unit economics and returns on investment. Topgolf has 58 company-operated venues in the United States and five international locations, including three company-operated venues in the United Kingdom and two franchised venues, one in Australia and one in Mexico, and it plans to open additional new venues across flexible venue formats in the years to come. In addition, Topgolf has signed development agreements with five partners to open over 100 franchised venues in 14 countries across the world. In response to the ongoing COVID-19 pandemic, Topgolf suspended construction on certain venues and temporarily paused negotiations on new leases and purchase agreements. Further, construction on future venues could be delayed by additional COVID Orders or other government restrictions, reduced availability of labor and supply chain interruptions. As a result, some of the projects in Topgolf’s development pipeline may not be completed on the anticipated timeline, or at all, and new projects may not continue to enter Topgolf’s pipeline at the same rate as in the past.

Topgolf and its franchisees’ ability to open new venues on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond Topgolf’s control, including Topgolf and its franchisees’ ability to:

•	identify and successfully compete against other potential lessees or purchasers to secure quality locations;

•	reach acceptable agreements regarding the lease or purchase of locations;

•	secure acceptable financing arrangements;

•	comply with applicable zoning, licensing, land use and environmental regulations;

•	overcome litigation or other opposition efforts brought by special interest groups;

•	raise or have available an adequate amount of money for construction and opening costs;

•	respond to unforeseen construction, engineering, environmental or other problems (including delays in construction due to applicable COVID Orders);

•	avoid or mitigate the impact of inclement weather, natural disasters and other calamities;

•	respond to infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic);

•	timely hire, train and retain the skilled management and other Associates necessary to meet staffing needs;

•

obtain, in a timely manner and for acceptable cost, required licenses, permits and regulatory approvals, including liquor licenses, and respond effectively to any changes in local, state or federal law and regulations that adversely affect costs or ability to open new venues; and

•	efficiently manage the amount of time and money used to build and open each new venue.

In addition, Topgolf has relied, and expects to continue to rely, primarily on the services of a single design/build contractor for the construction of venues. For venues in certain locations, Topgolf’s reliance on this contractor may result in additional costs or delay. Though Topgolf believes it would be able to find one or more replacements if it were to lose its relationship with this contractor or if its services otherwise became unavailable, there can be no guarantee that Topgolf would be able to do so without incurring additional costs and delay, or that the terms of arrangements with any such replacement would not be less favorable to Topgolf.

There can be no guarantee that a sufficient number of suitable venue sites will be available in desirable areas or on terms that are acceptable to Topgolf in order to achieve its growth plan, or that Topgolf will be successful in addressing the other risks set forth above in a manner that will allow it to open new venues in a timely and cost-effective manner or at all. If Topgolf is unable to open new venues, or if venue openings are significantly delayed or face other obstacles, Topgolf’s revenue and earnings growth could be adversely affected and its business negatively impacted. New venues, once opened, may not be profitable or may close, which would adversely affect Topgolf’s business, results of operations and financial condition, and ability to execute its growth strategy.

Even if Topgolf and its franchisees succeed in opening new venues on a timely and cost-effective basis, there can be no guarantee that the profitability of these venues will be in line with that of existing venues or the performance targets Topgolf has set. New venues may even operate at a loss or close after a short operating period, which could have a significant adverse effect on overall operating results. Historically, new venues often experience an initial start-up period with considerable sales volumes, which subsequently decrease to stabilized levels after their first year of operation, followed by increases in same venue sales in line with the rest of Topgolf’s comparable venue base, although there can be no assurance that the same venue sales of any new venues opened in the future will increase in line with the rest of Topgolf’s comparable venue base, particularly in light of the ongoing COVID-19 pandemic, or that a new venue will succeed in the long term. Topgolf and its franchisees’ ability to operate new venues profitably may be affected by a number of factors, many of which are beyond its control, including:

•	general economic conditions, which can affect venue traffic, local labor costs and prices for food products and other supplies to varying degrees in the markets in which venues are located;

•	changes in consumer preferences and discretionary spending;

•	difficulties obtaining or maintaining adequate relationships with distributors or suppliers in a given market;

•	inefficiency in labor costs and operations as newly hired Associates gain experience;

•	competition from other out-of-home entertainment options, including existing venues and the businesses of the Toptracer Range licensees, as well as a variety of home-based entertainment options;

•	temporary or permanent site characteristics of new venues;

•	changes in government regulation, including required licenses, permits and regulatory approvals, including liquor licenses;

•

the impact of infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic) on factors impacting Topgolf’s business, including but not limited to changes in consumer preferences and discretionary spending, the ability and cost of suppliers to deliver required products and health and public safety regulations; and

•	other unanticipated increases in costs, any of which may impair profitability at a specific venue or more broadly.

Furthermore, as part of Topgolf’s longer-term growth strategy, it may open venues in geographic markets in which Topgolf has little or no operating experience. These markets may have different competitive conditions, consumer tastes and discretionary spending patterns than existing markets, which may cause new venues to be less successful or profitable than venues in existing markets. The challenges of opening venues in new markets include, among other things: difficulties in hiring experienced personnel, lack of familiarity with local real estate markets and demographics, lack of familiarity with local legal and regulatory requirements, different competitive and economic conditions, and consumer tastes and discretionary spending patterns that may be more difficult to predict or satisfy than in existing markets. In addition, Topgolf’s marketing and advertising programs may not be successful in generating brand awareness in all local markets, and lack of market awareness of the Topgolf brand may pose additional risks. Venues opened in new markets may open at lower average weekly revenues than venues opened in existing markets, and may have higher venue-level operating expense ratios than venues in existing markets. Sales at venues opened in new markets may also take longer to reach expected revenue levels, if they are able to do so at all, thereby adversely affecting overall profitability. Any failure to recognize or respond effectively to these challenges may adversely affect the success of any new venues and impair Topgolf’s ability to grow its business.

Conversion of the Swing Suite business to a software-as-a-service (“SaaS”) model may negatively impact revenues generated by the Swing Suite business.

Effective as of October 1, 2020, Topgolf entered into an agreement with Full Swing Golf, Inc. (“Full Swing”), pursuant to which Topgolf sold its portfolio of Swing Suite licenses to Full Swing, and Full Swing has assumed Topgolf’s obligations as licensor under the portfolio of Swing Suite licenses then in effect and for new Swing Suite bay installs. Pursuant to the agreement, Full Swing will sell simulators and enter into sublicense agreements directly with end users and Topgolf will license its Swing Suite software for an annual license fee under an SaaS model and no longer control the simulator assets or be a party to the agreement with end users. Topgolf will have less operational control over the end user and less control over the collection of license fees and over the delivery and installation of simulators. Full Swing may fail to fully assume current licenses, may be less diligent in collecting license fees or may fail to provide the same level of service to licensees, which could, in turn, materially and adversely affect the Swing Suite or Topgolf’s business, results of operations and financial condition. Further, as Topgolf will no longer receive upfront revenue recognition on new bay installs, revenues under the new SaaS model are expected to be lower in future periods.

Opening new venues in existing markets, Topgolf’s expansion of the Toptracer business line and Full Swing’s expansion of the Swing Suite business may negatively impact sales at existing company-operated and franchised venues.

The consumer target area of Topgolf’s venues varies by location and depends on a number of factors, including population density, other local retail and business attractions, area demographics and geography. From time to time, due to brand recognition and logistical synergies, as part of Topgolf’s growth strategy, it may open a new venue in or around an area where it has one or more existing venues. Though Topgolf’s core business strategy does not entail opening new venues that it believes will materially affect sales at existing venues, there can be no guarantee there will not be significant impact in some cases. As a result, the opening of a new venue in or near a market in which there is an existing venue could adversely impact sales at that venue or result in lower than expected sales at the new venue. Sales cannibalization between venues may become significant in the future as Topgolf and Full Swing continue to expand operations and could affect revenue growth, which could, in turn, materially and adversely affect Topgolf’s business, results of operations and financial condition.

In addition, the businesses of the Toptracer Range and Full Swing licensees also compete to some extent with Topgolf and its franchisees’ venues. Accordingly, cannibalization is also more likely to occur as Topgolf expands its Toptracer business line and Full Swing expands its business in markets in which Topgolf or franchisees have existing venues, or in the event Topgolf or franchisees open venues in markets in which there are existing licensees. This could impair Topgolf’s relationships with franchisees and licensees and cause the benefits from any such growth to be less than expected, which could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

The markets in which Topgolf operates are highly competitive, and its inability to compete effectively could have a material adverse effect on Topgolf’s business, results of operations, financial condition and growth prospects.

The consumer entertainment industry is highly competitive. Consumers today have a wide variety of options when deciding how to spend their leisure time and discretionary entertainment dollars. Topgolf’s venues compete for consumers’ time and discretionary entertainment dollars against a broad range of other out-of-home entertainment options, as well as increasingly sophisticated forms of home-based entertainment. Other out-of-home entertainment options against which Topgolf competes include other dining and entertainment venues, sports activity centers, traditional driving ranges and other establishments offering simulated golf or multi-sport experiences (including Toptracer Range and Full Swing licensees), arcades and entertainment centers, movie theaters, sporting events, bowling alleys, nightclubs, bars and restaurants. In many cases, these businesses, or the entities operating them, are larger and have significantly greater financial resources and name recognition, longer operating histories, and concepts with which consumers may be more familiar, and are better established in the markets where venues are located or are planned to be located. As a result, these competitors may be able to invest greater resources or implement more aggressive strategies to attract consumers, including with respect to pricing, and, accordingly, may succeed in attracting those who would otherwise come to Topgolf’s venues. Additionally, the legalization of casino gambling in geographic areas near any current or future venue would create the possibility for additional out-of-home entertainment alternatives, which could have a material adverse effect on Topgolf’s business, results of operations and financial condition. Home-based entertainment options against which Topgolf’s venues compete include internet and video gaming, as well as movies, television and other on-demand content from streaming services. Further, in some cases consumer demand has shifted towards home-based entertainment options and away from out-of-home entertainment, including Topgolf’s products and services, as a result of the impact of the ongoing COVID-19 pandemic and related COVID Orders, which may result in greater competition from home-based entertainment options in the future. The failure of Topgolf’s venues to compete favorably against these other out-of-home and home-based entertainment options could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

Topgolf also faces intense competition across its other business lines. In particular, the International and Toptracer business lines compete against other companies to attract and retain qualified franchisees and licensees. WGT and the content Topgolf produces through Topgolf Studios also competes for consumer attention and leisure time against the other home-based entertainment alternatives described above, particularly content focused on sports, including golf. From a commercial perspective, Topgolf also competes against other businesses seeking corporate sponsorships and other commercial partners, such as sports teams, entertainment events and television and digital media outlets, and compete against television and digital content providers seeking advertiser or sponsorship income. Topgolf’s growth strategy and prospects will be materially impaired if it is unable to compete successfully in these aspects of its business.

Topgolf’s new lines of business, and any additional lines of business it may enter in the future, may subject it to additional risks and uncertainties.

The venues business line accounted for approximately 90.4% and 86.4% of total revenue for fiscal year 2019 and the thirty-nine weeks ended September 27, 2020, respectively. During the past four years, however, Topgolf has expanded operations to include the international franchise component of its International business, a key component of Topgolf’s international expansion strategy; the Toptracer business line; and media business line, which includes WGT, Topgolf Studios and Topgolf’s sponsorship offerings. In addition, from time to time, Topgolf expects to continue to expand operations by entering into additional lines of business or offering new products or services within existing businesses. There are substantial risks and uncertainties associated with these efforts, and forecasting the success of Topgolf’s international franchise operations, Toptracer and media business lines, or any lines of business, products or services that Topgolf may seek to enter into or introduce in the future, is inherently uncertain and depends on a number of factors both within and outside of Topgolf’s control. For example, Topgolf may underestimate the level of resources or expertise necessary to make new business lines successful or to otherwise realize their expected benefits, or growth rate, revenue and profitability targets may otherwise prove not to be achievable. For example, the continued growth of the Toptracer business line will require that Topgolf significantly expand sales, supply chain and customer service infrastructures for Toptracer Range product offerings, and there can be no assurance that Topgolf will be able to do in a manner that will allow it to keep pace with the growth Topgolf hopes to achieve in these business lines or at all. Topgolf may also elect to invest resources in certain lines of business, products or services that would have been better utilized in pursuing other investment opportunities. External factors, including the competitive landscape, shifting market preferences, the need to comply with new laws and regulations and the resulting litigation and regulatory risk, may also affect the success of the international franchise operations and Toptracer business line, and any future business lines, products or services Topgolf may seek to enter into or introduce in the future. Any new line of business, product or service could also have a significant impact on the effectiveness of Topgolf’s internal controls. Topgolf’s failure to successfully manage these risks could have a material adverse effect on its business, results of operations and financial condition.

In addition, Topgolf has invested, and expects to continue to invest, significant resources to developing the infrastructure needed to support its international franchise operations and the Toptracer and media business lines. The failure of any of these businesses will result in the loss of Topgolf’s investment, as well as the opportunity cost of diverting management attention and financial resources away from its core venues business line and other business lines, products and services that may have been more successful. Furthermore, the success of certain of these new business lines could divert revenue from Topgolf’s other business lines. For example, the success of the Toptracer business line may divert revenue from Topgolf-operated and franchised venues if consumers choose to visit one of the Toptracer Range licensees instead, whether due to convenience, cost or any number of other factors. The Toptracer business line may also divert revenue from Topgolf’s international franchise operations if potential franchisees choose to open their own establishments and license Toptracer Range systems instead. Topgolf’s failure to successfully address these risks could have a material adverse effect on its results of operations and growth prospects.

Topgolf has incurred operating losses in the past, expects to incur operating losses in the future, and may not achieve or maintain profitability.

Topgolf has incurred operating losses each year since its inception, including net losses of $81.1 million, $78.5 million and $114.9 million in fiscal years 2017, 2018 and 2019, respectively, and net losses of $69.1 million and $278.6 million in the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively, and expects to continue to incur net losses in the future. As a result, Topgolf had a total stockholders’ deficit of $468.1 million and $835.2 million as of December 29, 2019 and September 27, 2020, respectively. Topgolf expects operating expenses to increase in the future as it continues to grow its network of venues and expand other business lines, including its international franchised venues and licensed Toptracer Range bays. Topgolf revenue growth may slow or revenue may decline for a number of other reasons, including a reduction in guest visits to and spending at Topgolf’s venues, a reduction in revenues from franchisees, licensees and commercial partners, Topgolf’s inability to attract and retain franchisees, licensees and commercial partners, increased competition, a decrease in the growth or reduction in the size of Topgolf’s markets, or if Topgolf is unable to capitalize on growth opportunities. If revenue does not grow at a greater rate than operating expenses, Topgolf will not be able to achieve and maintain profitability.

Topgolf may not be able to secure additional financing on favorable terms, or at all, to meet future capital needs.

Topgolf’s ability to operate and expand its business depends on the availability of adequate capital, which in turn depends on cash flow generated by its business and the availability of borrowings under its existing Credit Facilities and other debt, equity or other applicable financing arrangements. Topgolf’s ability to fund the construction and opening of new venues in particular depends on its ability to fund or otherwise secure financing for the associated development costs. Topgolf typically finances the construction of venues through third-party developer or real estate financing companies. In these cases, while Topgolf is still required to fund a portion of venue development costs itself, its financing partner will purchase or lease the land and fund a majority of venue development costs during and after construction, which reduces its required capital outlay. Should these or similar financing arrangements become less available to Topgolf in the future, whether due to changes in relationships with financing partners, legal, regulatory or other changes, including the potential impact of the ongoing COVID-19 pandemic on Topgolf’s ability to obtain financing on favorable terms, the availability of sufficient amounts of financing and conditions in the global financing markets and Topgolf’s prospects and credit ratings, that make these financing arrangements less attractive to them or any other reason, Topgolf’s growth prospects would be materially and adversely affected. In addition, in cases where Topgolf is not able to finance venue construction through one of its financing partners, Topgolf is required to fund the full amount of venue development costs itself, which it has typically done in the past through borrowings under its existing Credit Facilities. Further, COVID-19 and other factors may cause Topgolf to slow, stop or decrease the volume of Topgolf’s construction projects, which may result in Topgolf losing construction financing. If Topgolf is unable to finance the construction and development of new venues on acceptable terms or at all, or if Topgolf or its financing partners default on its or their respective obligations to fund construction, Topgolf could be required to delay, significantly curtail or eliminate planned openings, which could have a material adverse effect on its business, results of operations, financial condition and growth prospects.

In the future, Topgolf may also require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances, and may determine to engage in equity or debt financings or enter into credit facilities or refinance existing indebtedness for other reasons. In particular, Topgolf will require capital expenditures to implement health and safety measures to counteract the spread of COVID-19 and for the maintenance, renovation and improvement of existing venues as venues mature, to remain competitive and maintain the value of its brand. This creates an ongoing need for cash and, to the extent Topgolf cannot fund capital expenditures from cash flows from operations, funds will need to be borrowed or otherwise obtained.

There can be no guarantee that Topgolf will be able to timely secure financing on favorable terms, or at all, for any of the foregoing purposes. Topgolf’s indebtedness may also impact its ability to incur additional indebtedness. In particular, at least one credit rating agency has downgraded Topgolf’s credit rating as a result of the ongoing COVID-19 pandemic on the ability of Topgolf to operate its venues, and others may do the same. If Topgolf’s credit ratings are further downgraded, or general market conditions ascribe higher risk to Topgolf’s credit rating or its industry, Topgolf’s access to capital and the cost of debt financing will be negatively impacted. Accordingly, downgrades may cause Topgolf’s cost of borrowing to increase. In addition, the terms of future debt agreements could include more restrictive covenants, or require incremental collateral, which may cause future financing to be unavailable due to covenant restrictions then in effect. As discussed elsewhere, the Amended Credit Agreement contains restrictive covenants that limit Topgolf’s ability to incur additional indebtedness and engage in other capital-raising activities. Any debt financing obtained by Topgolf in the future could require it to comply with covenants that further restrict capital raising activities and other financial and operational matters, which may make it more difficult for Topgolf to operate its business, obtain additional capital and pursue business opportunities, including potential acquisitions. Furthermore, if Topgolf raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, its existing stockholders could suffer significant dilution. If Topgolf is unable to obtain adequate financing or financing on satisfactory terms, when required, its ability to continue to grow and support its business and to respond to business challenges could be significantly limited.

Topgolf’s indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting financial obligations.

As of September 27, 2020, Topgolf had $334.2 million in principal amount of borrowings (net of $2.7 million of unamortized discount and $7.9 million of unamortized issuance costs) outstanding under its $350.0 million Term Loan Facility and its $160.0 million Revolving Credit Facility. In addition, on May 27, 2020, Topgolf issued $33.75 million of notes (which were issued at a $6.8 million discount) (the “Topgolf Notes”) to Callaway, Providence, and certain Topgolf stockholders affiliated with Dundon and WestRiver, to increase Topgolf’s cash position and preserve financial flexibility in light of the impact on global markets resulting from the ongoing COVID-19 pandemic. On or about September 24, 2020, the holders of the Topgolf Notes exchanged their Topgolf Notes for shares of Topgolf Series H preferred stock. If Topgolf cannot generate sufficient cash flow from operations to service its debt, it may need to further refinance debt, dispose of assets or issue equity to obtain necessary funds. There can be no assurance that Topgolf will be able to do any of this on a timely basis, on satisfactory terms, or at all. Topgolf’s indebtedness could have important consequences, including:

•	its ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes may be limited;

•

a portion of Topgolf’s cash flows from operations will be dedicated to the payment of principal and interest on the indebtedness and will not be available for other purposes, including operations, capital expenditures and future business opportunities;

•	certain of Topgolf’s borrowings are at variable rates of interest, exposing it to the risk of increased interest rates;

•	its ability to adjust to changing market conditions may be limited and may place Topgolf at a competitive disadvantage compared to less-leveraged competitors; and

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Topgolf may be vulnerable during a downturn in general economic conditions (including the prevailing economic conditions in light of the ongoing COVID-19 pandemic) or in its business, or may be unable to carry on capital spending that is important to its growth.

In addition, the Amended Credit Agreement contains, and any agreements evidencing or governing other future indebtedness may also contain, certain restrictive covenants that limit its ability, among other things, to engage in certain activities that are in Topgolf’s long-term best interests, including its ability to:

•	incur or guarantee additional indebtedness;

•	grant certain liens;

•	consolidate, merge or sell or otherwise dispose of its assets;

•	enter into sale and lease-back transactions;

•	alter the business conducted by Topgolf and its subsidiaries;

•	make investments, loans, advances and acquisitions;

•	pay dividends or make other certain distributions on equity interests, or redeem, repurchase or retire certain equity interests;

•	enter into transactions with its affiliates;

•	enter into agreements restricting its subsidiaries’ ability to pay dividends;

•	prepay, redeem or repurchase certain other indebtedness;

•	make certain amendments or modifications to Topgolf’s governing documents; and

•	amend or modify certain of Topgolf’s real property leases and related documentation.

The restrictive covenants in the Amended Credit Agreement also require Topgolf to maintain a specified total leverage ratio other than during the period beginning with the fiscal quarter ended on or about June 30, 2020 through the fiscal quarter ending on or about March 31, 2022 (the “Covenant Waiver Period”). During the Covenant Waiver Period (unless Topgolf elects to terminate the Covenant Waiver Period early upon the satisfaction of certain conditions), the restrictive covenants in the Amended Credit Agreement require Topgolf to maintain a specified amount of liquidity. Topgolf’s ability to comply with these covenants and restrictions may be affected by events and factors beyond its control. Topgolf’s failure to comply with any of these covenants or restrictions could result in an event of default under the Credit Facilities. This would permit the lenders under such facilities to take certain actions, including terminating all outstanding commitments and declaring all amounts due under the Credit Facilities to be immediately due and payable, including all outstanding borrowings, accrued and unpaid interest thereon. In addition, the lenders would have the right to proceed against the collateral Topgolf has granted to them, which includes substantially all of its assets. In addition, in order to pursue Topgolf’s business and operational strategies, Topgolf may need additional sources of liquidity in the future and it may be difficult or impossible at such time to increase its liquidity. Topgolf’s lenders may not agree to amend the Amended Credit Agreement at such time to increase its borrowing capacity. Further, Topgolf’s requirements for additional liquidity may coincide with periods during which Topgolf is not in compliance with covenants under the Amended Credit Agreement, and Topgolf’s lenders may not agree to further amend the Amended Credit Agreement to accommodate such non-compliance. The occurrence of any of these events could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

Topgolf may be unable to adequately establish, maintain, protect and enforce its intellectual property and proprietary rights or prevent third parties from making unauthorized use of its technology and brand.

Intellectual property rights are important to Topgolf’s business. Topgolf’s ability to implement its business plan successfully, expand its business lines and establish and maintain its competitive position in new and existing markets depends in part on Topgolf’s ability to further build brand recognition using its trademarks, service marks, proprietary products and technologies and other intellectual property rights, as well as its ability to maintain, protect and enforce such rights. Topgolf relies upon a combination of intellectual property rights, such as trademarks, trade dress, domain names, copyrights, trade secrets and patents, in addition to technical measures and confidentiality and license agreements with Associates, contractors, consultants and other third parties with whom Topgolf has relationships, to establish, maintain, protect and enforce its brand, proprietary information, technologies and processes and other intellectual property rights. Intellectual property laws and procedures and restrictions provide only limited protection and any of Topgolf’s intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If Topgolf fails to protect its intellectual property rights adequately, it may lose an important advantage in the markets in which it competes. While Topgolf takes measures to protect its intellectual property, such efforts may be insufficient or ineffective, and any of its intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to Topgolf’s. Topgolf also may be forced to bring claims against third parties, or defend claims that third parties may bring against Topgolf, to determine the ownership of what Topgolf regards as its intellectual property. There can be no assurance that Topgolf’s intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are substantially similar or superior to Topgolf’s and that compete with its business. If third parties misappropriate, infringe or otherwise violate Topgolf’s intellectual property, the value of Topgolf’s technologies, image, brand and the goodwill associated therewith may be diminished, Topgolf’s brand may fail to achieve and maintain market recognition, and its competitive position may be harmed, any of which could have a material adverse effect on its business, including revenue.

Effective protection of patents, trademarks, domain names and other intellectual property rights is expensive and difficult to maintain, including in terms of application and registration costs as well as the costs of defending and enforcing those rights. As Topgolf has grown, it has sought to obtain and protect intellectual property rights in an increasing number of countries, a process that can be expensive and may not always be successful. For example, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural requirements to complete the patent and trademark application process and to maintain issued patents and registered trademarks, and noncompliance or non-payment could result in abandonment or lapse of patent or trademark registrations or applications, resulting in partial or complete loss of applicable rights in a relevant jurisdiction. Further, intellectual property protection may not be available to Topgolf in every country in which its products and services are available. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit.

In order to protect Topgolf’s brand and intellectual property rights, it may be required to spend significant resources to monitor and protect these rights. Policing unauthorized use of intellectual property rights is difficult, and Topgolf cannot be certain that the steps it has taken will prevent the violation or misappropriation of such rights by others. Litigation brought to protect and enforce intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of Topgolf’s intellectual property. Furthermore, Topgolf’s efforts to enforce intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of its intellectual property rights. Accordingly, Topgolf may not be able to prevent third parties from infringing upon or misappropriating its intellectual property. Any failure to secure, maintain, protect and enforce intellectual property rights could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

If Topgolf’s trademarks and trade names are not adequately protected, it may not be able to build name recognition in markets of interest and its business may be adversely affected.

Topgolf’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Topgolf may not be able to protect its rights to these trademarks and trade names, which it needs to build name recognition among potential customers, franchisees and licensees in markets of interest. At times, competitors may adopt trade names or trademarks similar to Topgolf, thereby impeding Topgolf’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of Topgolf’s registered or unregistered trademarks or trade names. Over the long term, if Topgolf is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively and its business may be adversely affected. Topgolf licenses its trademarks and trade names to third parties. Though these license agreements may provide guidelines for how trademarks and trade names may be used, a breach of these agreements or misuse of trademarks and tradenames by licensees may jeopardize Topgolf’s rights in or diminish the goodwill associated with trademarks and trade names. Topgolf’s efforts to enforce or protect its trademarks and trade names may be ineffective and could result in substantial costs and diversion of resources and could adversely affect its business, financial condition, results of operations and prospects. Additionally, franchisees, licensees, sponsorship partners or other third-party partners may suffer reputational harm that could adversely affect Topgolf’s business.

If Topgolf is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed.

Topgolf relies on trade secrets and confidentiality agreements to protect its know-how, technologies, and other proprietary information—including its proprietary software—and to maintain its competitive position. Trade secrets and know-how can be difficult to protect.

Topgolf seeks to protect its trade secrets, know-how and other proprietary information by requiring Associates, contractors, consultants and other third parties with whom Topgolf has relationships to execute confidentiality and assignment of inventions agreements, but such agreements may not be self-executing and may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. There can be no guarantee that Topgolf has entered into such agreements with each party that has or may have had access to its trade secrets or proprietary information. Additionally, despite these efforts, no assurance can be given that the confidentiality agreements Topgolf enters into will be effective in controlling access to such proprietary information and trade secrets. The confidentiality agreements on which Topgolf relies to protect certain technologies may be breached, may not be adequate to protect confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of confidential information, trade secrets or proprietary technologies. Intellectual property laws and procedures and restrictions provide only limited protection and any of Topgolf’s intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of Topgolf’s trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, Topgolf would have no right to prevent them from using that technology or information to compete with Topgolf. If any of Topgolf’s trade secrets were to be disclosed to or independently developed by a competitor or other third party, it could have a material adverse effect on its business, results of operations and financial condition.

Topgolf may be sued by third parties for alleged infringement of their proprietary rights.

From time to time, third parties may bring litigation against Topgolf based on allegations that Topgolf has infringed, misappropriated or otherwise violated their intellectual property rights. Furthermore, it has become common practice for individuals and groups to purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like Topgolf. Topgolf’s use of third-party content, including music content, software, and other intellectual property rights may also be subject to claims of infringement, misappropriation or other violation. There can be no guarantee that Topgolf’s internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, competitors or other third parties may claim that Topgolf is infringing upon or misappropriating their intellectual property rights, and Topgolf may be found to be infringing upon such rights. Litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and Topgolf may not be successful in defending itself in such matters.

Any intellectual property claims or litigation brought by third parties, with or without merit, could cause Topgolf to incur significant expenses and, if successfully asserted against Topgolf could require that it pay substantial damages or ongoing royalty payments, discontinue the use of third-party technologies or content, force Topgolf to implement expensive work-arounds, re-brand the business and products or impose other unfavorable terms. Such third parties could also seek an injunction prohibiting the use of Topgolf’s technologies, and Topgolf could be required to cease offering or using technologies that incorporate or use the asserted third-party intellectual property or obtain a license from such third party to continue using or selling the necessary technologies, which may not be available on commercially reasonable terms or at all. Even if Topgolf were able to obtain a license, it could be non-exclusive, thereby giving competitors and other third parties access to the same technologies licensed to Topgolf, and it could require Topgolf to make substantial licensing and royalty payments. Further, during the course of any litigation, Topgolf may make announcements regarding the results of hearings and motions, and other interim developments. Even if intellectual property claims do not result in litigation or are resolved in Topgolf’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of management and require significant expenditures. Any of the foregoing could prevent Topgolf from competing effectively and could have an adverse effect on its business, results of operations and financial condition.

Topgolf faces risks, such as unforeseen costs and potential liability, in connection with content it produces, licenses, and distributes.

As a producer and distributor of content, Topgolf faces potential liability for negligence, copyright or trademark infringement, or other claims based on the nature and content of materials that it produces, licenses and distributes. If Topgolf believes certain content it has produced might not be well received or could be damaging to its brand or business, it may decide to remove such content, or discontinue or alter its production.

To the extent Topgolf does not accurately anticipate costs or mitigate risks, including for content that it produces or obtains but ultimately does not appear on or is removed from Topgolf’s platform, or if Topgolf becomes liable for content it produces, licenses or distributes, Topgolf’s business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability could harm Topgolf’s results of operations. Topgolf may not be indemnified against claims or costs of these types and may not have insurance coverage for these types of claims.

Some of Topgolf’s products and services contain open source software, which may pose particular risks to its proprietary software, technologies, products, and services in a manner that could harm its business.

Topgolf uses open source software in its products and services and anticipates using open source software in the future. Some open source software licenses require those who distribute open source software as part of their own software products to publicly disclose all or part of the source code to such software product or to make available any modifications or derivative works of the open source code on unfavorable terms or at no cost. This could allow competitors to create similar technologies with less development effort and in less time and could lead to a loss of sales of Topgolf’s products and services. The terms of many open source licenses to which Topgolf is subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Topgolf’s ability to provide or distribute products or services. Additionally, Topgolf could face claims from third parties claiming ownership of, or demanding release of, works that it developed using open source software, which could include Topgolf’s proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open source license. These claims could result in litigation and could require Topgolf to make its proprietary software source code freely available, purchase a costly license, or cease offering the implicated products or services unless and until it can re-engineer them to avoid infringement. This re-engineering process could require Topgolf to expend significant additional research and development resources, and there can be no guarantee that it will be successful.

Additionally, the use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and there can be no assurance that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect Topgolf’s business. Topgolf has processes to help alleviate these risks, including a review process for screening requests from developers for the use of open source software, but Topgolf cannot be sure that all open source software is identified or submitted for approval prior to use in its products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could adversely affect Topgolf’s business, results of operations and financial condition.

If Topgolf’s software contains serious errors or defects, it may lose revenue and market acceptance and may incur costs to defend or settle claims with licensees, franchisees or other parties.

Software such as Topgolf’s (including software that it builds itself and software that it licenses from third parties) may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, Topgolf’s software may contain serious errors or defects, security vulnerabilities or software bugs that it may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to its reputation and brand, any of which could adversely affect its business, results of operations and financial condition.

Failure to upgrade and protect Topgolf’s information technology systems against breakdowns, service interruptions and security breaches could adversely affect its business.

Topgolf relies on a number of important information technology systems to conduct its business, including systems related to payment processing, app storefront, supply chain management, accounting and internal controls and other processes and procedures. As a rapidly growing business, Topgolf’s current information technology infrastructure may not be adequately suited to handle its increasing volume of data and additional information needs. If Topgolf are unable to successfully upgrade its information systems to meet the growing needs of the business or are delayed in doing so, its growth could be adversely affected. Furthermore, if the third-party information technology systems upon which Topgolf relies block Topgolf’s transactions or change their policies, it could disrupt Topgolf’s business. In addition, the costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of Topgolf’s operations in the near term. They may also require Topgolf to divert resources from core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the benefits Topgolf anticipates, such benefits may take longer to realize and the technology might fail or cost more than expected.

In addition, Topgolf’s business depends on the reliability of its information technology systems and those of its franchisees and licensees. This is particularly true given the technology-driven nature of Topgolf’s venues, the Toptracer Range bays, and the growing media business line. These systems are vulnerable to physical damage, service interruptions and security breaches from inadvertent or intentional actions by Associates, partners, vendors and other third parties, hardware and software errors and other technical failures, theft, fire, power loss, telecommunications failure and other catastrophic events, as well as viruses, cyber-attacks, and other disruptive problems. Topgolf, its franchisees and licensees may also face disruptions due to maintenance issues and difficulties encountered in upgrading or transitioning to new platforms, expanding systems or integrating the technology of any recently acquired entities. Information technology systems are also susceptible to attacks of ever-increasing levels of sophistication made by groups and individuals with a wide range of motives and expertise, including organized criminal groups, “hacktivists,” nation states and others. The techniques used to breach security safeguards evolve rapidly and may be difficult to detect for an extended period of time, and the measures Topgolf, its franchisees and licensees take to safeguard technologies may not adequately prevent such incidents. As cyber threats continue to evolve, Topgolf may be required to expend additional resources to further enhance information security measures and/or to investigate and remediate any information security vulnerabilities. Additionally, Topgolf’s use of social media presents the potential for further vulnerabilities. For instance, Topgolf may be subject to boycotts, spam, spyware, ransomware, phishing and social engineering, viruses, worms, malware, distributed denial-of-service attacks, password attacks, man-in-the-middle attacks, cybersquatting, impersonation of Associates or officers, abuse of comments and message boards, fake reviews, doxing and swatting. If Topgolf’s information technology systems fail and its redundant systems or disaster recovery plans are not adequate to address such failures, or if Topgolf’s business interruption insurance does not sufficiently compensate it for any losses that it may incur, revenues and profits could be reduced and the reputation of Topgolf’s brand and business could be materially and adversely affected. Any similar failures in the information technology systems of Topgolf’s franchisees and licensees could have a similar effect, particularly with respect to its licensees, to the extent such failure interferes with in-app transactions or is otherwise attributed to an issue with the Toptracer Range system. In addition, remediation of such problems could result in significant, unplanned capital investments.

Topgolf is also reliant on the security practices of third-party service providers, which may be outside of its direct control. As Topgolf continues to expand its digital platforms, it expects to place increasing reliance on third parties to provide infrastructure and other support services, including cloud infrastructure, and some third-party service providers, such as payment processing providers, might regularly have access to some confidential and sensitive personal data. The services provided by these third parties are subject to the same risk of outages, other failures and security breaches described above. If these third parties fail to adhere to adequate security practices, or experience a breach of their systems, the data of Topgolf’s customers, Associates, licensees and franchisees may be improperly accessed, used or disclosed. In addition, Topgolf’s providers have broad discretion to change and interpret the terms of service and other policies, and those actions may be unfavorable to Topgolf’s business operations. Topgolf’s providers may also take actions beyond Topgolf’s control that could harm its business, including discontinuing or limiting Topgolf’s access to one or more services, increasing pricing terms, terminating or seeking to terminate the contractual relationship with Topgolf altogether, or altering how Topgolf is able to process data in a way that is unfavorable or costly to Topgolf. Although Topgolf expects that it could obtain similar services from other third parties, if its arrangements with current providers were terminated, Topgolf could experience interruptions in its business, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any loss or interruption to Topgolf’s systems or the services provided by third parties would adversely affect its business, financial condition and results of operations.

The loss, unauthorized access to, theft or destruction of personal data or confidential information that is stored on Topgolf’s information systems or by third parties on its behalf, as well as failure to comply with applicable data privacy and cybersecurity laws and regulations, could impact Topgolf’s reputation and brand and expose it to potential liability, regulatory penalties and loss of revenue.

The protection of customer, Associate and company data is critical to Topgolf. Topgolf and its licensees and franchisees are subject to laws relating to information security, data privacy, cashless payments, consumer credit and fraud. Additionally, an increasing number of government and industry groups have established laws and standards for the protection of sensitive personal information. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. For example, in May 2018, the European Union’s General Data Protection Regulation (“GDPR”) came into effect, creating new compliance obligations applicable to Topgolf and increased financial penalties for noncompliance (including possible fines of up to four percent of global annual turnover for the preceding financial year or €20 million (whichever is higher) for the most serious violations). The United Kingdom’s data privacy regulator, the Information Commissioner’s Office (the “ICO”), has confirmed that following the withdrawal of the United Kingdom from the European Union (“Brexit”), the GDPR will continue to apply until the end of December 2020 (the “Transition Period”) alongside the United Kingdom’s Data Protection Act 2018.

Additionally, Topgolf must ensure that communications with customers comply with the Telephone Consumer Protection Act, a U.S. federal statute that protects consumers from unwanted telephone calls, text messages and certain other contacts, as well as other federal and state laws governing the use of personal information for marketing purposes.

Laws protecting the privacy and security of data, including personal data, continue to evolve in the markets where Topgolf operates, and Topgolf believes that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. The California Consumer Privacy Act (the “CCPA”) went into effect on January 1, 2020, which among other things, requires specific disclosures to California consumers and affords consumers new rights to seek access to or deletion of their personal data, and to opt out of sales of personal information to third parties. California also passed the California Privacy Rights Act (the “CPRA”) in November 2020, which becomes operative on January 1, 2023, that will further amend the CCPA to, among other things, grant California consumers additional rights to correct data about them and to opt-out of certain additional sharing of personal information with third parties. The CCPA is enforced by the California Attorney General who may impose civil penalties for violations of the CCPA. The CCPA also allows a private right of action for certain data breaches, which may increase Topgolf’s compliance costs and exposure to direct or indirect expense, or liability to third parties, should it experience a cyber attack or other loss of confidentiality of personal data as defined under California or other applicable laws. Other states could implement similar statutes, and the U.S. Congress could also pass a law to preempt all or part of the CCPA. Topgolf has modified data collection and processing practices and policies in an effort to comply, which has required it to incur substantial costs and expenses.

Furthermore, there are currently are a number of additional proposals related to data privacy or security pending before federal, state and foreign legislative and regulatory bodies, any of which may require Topgolf to further modify practices and policies and incur significant costs and expenses. For example, the European ePrivacy Directive (Directive 2002/58/EC, as amended by Directive 2009/136/EC), which obliges European Union member states to introduce certain national laws regulating privacy in the electronic communications sector, could soon be replaced by a new proposed regulation known as the ePrivacy Regulation. While the text of the ePrivacy Regulation is still under development, recent European court decisions and regulators’ guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of Topgolf’s marketing activities, adversely affect margins, increase costs and subject Topgolf to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on marketing and personalization activities and may also increase regulatory scrutiny and potential civil liability under data protection or consumer protection laws.

Topgolf is also subject to evolving European Union laws on data transfers, as Topgolf may transfer personal data from the European Economic Area to other jurisdictions such as the United States. There is currently litigation challenging various European Union mechanisms for adequate data transfers and it is uncertain whether various mechanisms, such as the “Privacy Shield” or “model contractual clauses,” will be invalidated by the European courts. From the perspective of Brexit, the ICO has confirmed that data transfers will remain unaffected during the Transition Period.

In the ordinary course of Topgolf’s business, it collects, processes, stores and transmits certain personal information from customers, Associates, suppliers, licensees, franchisees, commercial partners and other business partners and individuals, including credit and debit card numbers and other personally identifiable information. These parties have a high expectation that Topgolf will adequately protect their personal information. Although Topgolf has measures in place designed to prevent unauthorized disclosure or access, such personal information could nevertheless be inadvertently disclosed, including through human error, third parties may have the technology or know-how to breach the security of such personal information, or Topgolf’s security measures and those of its technology vendors, licensees or franchisees may not effectively prohibit others from obtaining improper access to this information. A number of companies in recent years have experienced high-profile security breaches in which personal information, including credit and debit card information, has been stolen and exposed. As Topgolf gains greater public visibility, it may face a higher risk of being targeted by cyberattacks. Although Topgolf relies on a variety of security measures and has taken other steps to try to prevent a breach, there can be no assurance that such measures will provide absolute security, particularly given the increasingly sophisticated tools and methods used by hackers and cyber terrorists. If Topgolf experiences a security breach, it could become subject to claims, lawsuits or other proceedings by affected individuals and become the subject of increased scrutiny by applicable regulatory/government agencies. Any such incidents or proceedings could disrupt Topgolf’s business, adversely affect brand and reputation, consumer confidence and relationships with Associates, suppliers, licensees, franchisees, commercial partners and other business partners, result in the imposition of penalties or cause Topgolf to incur significant unplanned losses and expenditures, including those necessary to remediate any damage to persons whose personal information may have been compromised. Any of these events could have a material adverse effect on Topgolf’s business, results of operations and financial condition. In addition, while Topgolf currently maintains a separate insurance policy that may, subject to policy terms and conditions, cover certain aspects of cyber risks, there can be no guarantee that such policy will be applicable to a particular incident or otherwise sufficient to cover all losses.

In addition, Topgolf is subject to payment card association and network operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change over time. For example, Topgolf is subject to Payment Card Industry Data Security Standards (“PCI DSS”), which contain compliance guidelines and standards with regard to security surrounding the physical and electronic storage, processing and transmission of individual cardholder data, and is required to maintain the highest level of PCI DSS compliance. As part of an overall security program and to meet PCI DSS standards, Topgolf undergoes regular external vulnerability scans and is reviewed by a third-party assessor. As PCI DSS standards change, Topgolf may be required to implement additional security measures. If it does not maintain the required level of PCI DSS compliance, it could be subject to costly fines or additional fees from the card brands that it accepts or lose its ability to accept those payment cards. Furthermore, compliance with PCI DSS does not preclude a breach from occurring.

Topgolf, its franchisees and its licensees are subject to many federal, state, local and foreign laws, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure by Topgolf, its franchisees or its licensees to comply with, or changes in these laws or requirements, could have an adverse impact on its business.

Topgolf is subject to extensive federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, including, among others:

•	nutritional content labeling and disclosure requirements;

•	food safety regulations;

•	employment regulations;

•	the Patient Protection and Affordable Care Act of 2010 (the “PPACA”);

•	the Americans with Disabilities Act (the “ADA”) and similar state laws;

•	data privacy and cybersecurity laws;

•	environmental, health and human safety laws and regulations, including COVID Orders;

•	laws and regulations related to franchising and licensing operations;

•	U.S. Foreign Corrupt Practices Act (the “FCPA”) and other similar anti-bribery and anti-kickback laws; and

•	laws regarding sweepstakes and promotional contests.

Topgolf is also subject to U.S. financial services regulations, a myriad of consumer protection laws, including economic sanctions, laws and regulations, anticorruption laws, escheat regulations and data privacy and security regulations. Changes to legal rules and regulations, or interpretation or enforcement of them, could increase Topgolf’s cost of doing business, affect its competitive abilities, and increase the difficulty of compliance. Failure to comply with regulations may have an adverse effect on Topgolf’s business, including the limitation, suspension or termination of services provided to, or by, third parties, and the imposition of penalties or fines.

Many of Topgolf’s franchisees and licensees are also subject to these or similar laws and regulations in the jurisdictions in which they operate. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, uncertainty around future changes in laws made by new regulatory administrations or Topgolf’s, its franchisees’ and its licensees’ inability to respond effectively to significant regulatory or public policy issues, could increase compliance and other costs of doing business and, therefore, have an adverse effect on Topgolf’s results of operations or the results of operations of franchisees and licensees. Failure to comply with the laws and regulatory requirements of applicable federal, state, local and foreign authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require Topgolf to expend significant funds to make modifications to its venues if it fails to comply with applicable standards. Compliance with all of these laws and regulations, including any future changes in these laws or requirements, can be costly and can increase exposure to litigation or governmental investigations or proceedings, as further described below. To the extent any franchisees or licensees are subject to these laws and regulations, or similar laws and regulations in the jurisdictions in which they operate, they will be subject to the same risks described below with respect to Topgolf’s business.

Nutritional Content Labeling and Disclosure Requirements

In recent years, there has been an increased legislative, regulatory and consumer focus on the food industry, including nutritional and advertising practices. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of menu offerings, or laws and regulations requiring Topgolf to disclose the nutritional content of food offerings. For example, a number of states, counties and cities have enacted menu-labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the PPACA establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain multi-unit restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake.

These new labeling laws may also change consumer buying habits in a way that adversely impacts revenue. Additionally, an unfavorable report on, or reaction to, Topgolf’s menu ingredients, the size of portions or the nutritional content of menu items could negatively influence the demand for Topgolf’s food and beverage offerings.

Food Safety Regulations

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points (“HACCP”) approach may now be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP systems, and the U.S. government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. For example, the Food Safety Modernization Act granted the U.S. Food and Drug Administration new authority regarding the safety of the entire food system, including through increased inspections and mandatory food recalls. Although establishments such as Topgolf’s venues are specifically exempted from or not directly implicated by some of these new requirements, Topgolf anticipates that the new requirements may still impact its industry and business. Additionally, suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require Topgolf to take actions that could be costly or otherwise impact business.

Employment Regulations

Topgolf is subject to various federal and state laws governing employment practices, including laws relating to minimum wage requirements and tipping, employee classifications as exempt or non-exempt, payroll and unemployment tax laws, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain Associates, citizenship and work authorization requirements, insurance and workers’ compensation rules, scheduling notification requirements and anti-discrimination laws. Furthermore, Topgolf could be exposed to legal proceedings relating to such regulations as a result of the ongoing COVID-19 pandemic, including potential claims alleging employment discrimination for failure to reasonably accommodate Associates with disabilities related to COVID-19, potential safety violation claims arising under the Occupational Safety and Health Act (and applicable state laws) alleging failure to take appropriate safety measures, potential negligence claims arising out of injuries suffered from workplace hazards, potential claims arising under the federal Worker Adjustment and Retraining Notification Act (or similar state statutes) alleging failure to provide adequate notice to Associates that are laid off or furloughed, potential wage and hour claims arising under the Fair Labor Standards Act (and applicable state laws) as a result of salary and hour reductions or failure to properly record remote working hours, potential leave of absence claims under the Families First Coronavirus Relief Act or applicable COVID Orders, potential legal disputes with Associates relating to workplace privacy standards and certain COVID-19 safety measures, such as temperature-gathering, testing and contact-tracing, that involve medical or personal information and potential unfair labor practice charges under the National Labor Relations Act that could arise in the event Associates engage in “protected concerted activities” related to health and safety concerns. Compliance with these regulations is costly and requires significant resources. Additionally, Topgolf may suffer losses from or incur significant costs to defend claims alleging non-compliance with these regulations. See “—Topgolf, its franchisees and its licensees may face increased labor costs or labor shortages that could slow growth and adversely affect its business, results of operations and financial condition.”

The Patient Protection and Affordable Care Act

Under the PPACA, Topgolf is required to provide affordable coverage, as defined in the PPACA, to substantially all full-time Associates, or otherwise be subject to potential excise tax penalties based on the affordability criteria in the PPACA. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs, as well as the potential increase in participation by Associates who previously had not participated in Topgolf’s medical plan coverage, could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

Americans with Disabilities Act and Similar State Laws

Topgolf subject to the ADA and similar state laws, which, among other things, prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, Topgolf’s venues are required to meet federally mandated requirements for the disabled and it could be required to incur expenses to modify venues to provide service to, or make reasonable accommodations for the employment of, disabled persons. The expenses associated with these modifications, or any damages, legal fees and costs associated with resolving ADA-related complaints could be material.

Privacy and Cybersecurity

Topgolf’s business requires the collection, processing, transmission and retention of large volumes of personal data concerning customers, Associates, suppliers, licensees, franchisees, commercial partners and other business partners and individuals, including credit and debit card numbers and other personally identifiable information. The collection and use of such information is regulated at the U.S. federal and state levels, as well as authorities in other jurisdictions in which it operates, including the European Union. Applicable regulatory requirements have been increasing, both in the United States and abroad. As Topgolf’s business practices continue to evolve in this digital age and increasing reliance upon new technologies, for example cloud computing, becomes more prevalent, Topgolf must continually implement new cybersecurity measures to secure the personal information it collects, processes, transmits and retains. Failure to do so, whether through faults Topgolf’s own information systems or those of outsourced third-party providers, could not only cause Topgolf to breach certain data security laws and regulations, but also could cause Topgolf to face litigation and penalties that could adversely affect its business, results of operations and financial condition. Topgolf’s reputation could also be harmed by these types of security breaches or regulatory violations. See “—The loss, unauthorized access to, theft or destruction of personal data or confidential information that is stored on Topgolf’s information systems or by third parties on its behalf, as well as failure to comply with applicable data privacy and cybersecurity laws and regulations, could impact Topgolf’s reputation and brand and expose it to potential liability, regulatory penalties and loss of revenue.”

Environmental, Health and Human Safety Law, Rules and Regulations

Topgolf is subject to federal, state, local and foreign laws, rules and regulations relating to the protection of the environment, health and human safety, including those relating occupational health and safety, waste regulation, stormwater and wastewater discharges, endangered and threatened plant, wildlife and species, wetlands protection and remediation of contamination. These laws, rules and regulations require the maintenance and renewal of environmental operating or construction permits, licenses or approvals, including stormwater and wastewater discharge permits and various local approvals, as applicable, and provide for, among other things, significant fines and penalties and cessation of operations for non-compliance and joint and several liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous or toxic substances. Certain approval procedures may also require endangered species studies and other studies or actions to assess or mitigate the environmental impact of new sites or the expansion of existing sites or to protect wetlands. Third parties may also make claims against owners or operators of properties for personal injuries and property and natural resource damages associated with releases of, or actual or alleged exposure to, hazardous or toxic substances at, on or from Topgolf’s venues. Topgolf leases a majority of its venues and its lease agreements typically provide that Topgolf will indemnify its landlords against environmental conditions. Environmental conditions relating to the presence of hazardous substances at prior, existing or future venue sites could materially and adversely affect Topgolf’s business, financial condition and results of operations. Further, environmental laws, rules and regulations, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could increase Topgolf’s operating expenses and materially adversely affect its business, financial condition and results of operations. See “—Topgolf may become subject to liabilities or other costs under environmental, health and human safety laws that could increase operating expenses and adversely affect Topgolf’s business, results of operations and financial condition.”

Laws and Regulations Relating to the Ongoing COVID-19 Pandemic

Topgolf is subject to or may become subject to federal, state, local and foreign laws, rules and regulations, including COVID Orders, relating to the ongoing COVID-19 pandemic. Many states, including Texas, Florida and other states in which Topgolf or its licensees or franchisees operate and have a significant number of venues, have declared a state of emergency, closed non-essential businesses, enacted occupancy restrictions, limited dine-in options at food service locations or enacted limitations on the number of people allowed to gather at one time in the same space. These laws, rules and regulations may adversely affect Topgolf’s ability to operate venues, guest traffic, and suppliers’ ability to transport supplies on a timely basis. Further, laws, rules and regulations relating to the ongoing COVID-19 pandemic, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could increase operating expenses and materially adversely affect Topgolf’s business, financial condition and results of operations. See “—The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.”

Laws and Regulations Relating to Franchising and Licensing Operations

Topgolf’s franchising and licensing operations are subject to laws enacted by a number of states, rules and regulations promulgated by the U.S. Federal Trade Commission and certain rules and requirements regulating franchising and licensing activities in foreign countries. This could include laws requiring franchisors to furnish a franchise disclosure document containing specified mandatory information to prospective franchisees and register such franchise disclosure document with applicable authorities, as well as rules limiting the duration and scope of non-competition provisions and franchisors’ ability to terminate a franchise, refuse to renew a franchise or designate sources of supply. Failure to comply with new or existing franchising and licensing laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect franchising and licensing revenues and Topgolf’s relationships with franchisees and licensees.

In addition, Topgolf may in the future license the Toptracer Range system or other future product offerings to military bases or other federal government agencies or organizations. Topgolf’s licensing operations in this area subject it to various regulatory, legal, accounting, audit, procurement and other requirements associated with being a federal contractor. Compliance with these requirements is costly and time-consuming. In addition, Topgolf’s failure to comply may lead to the unanticipated loss or reduction of one or more license agreements, and potential penalties and sanctions, up to and including suspension or debarment from contracting with some or all federal agencies.

U.S. Foreign Corrupt Practices Act and Similar Anti-Bribery and Anti-Kickback Laws

As of September 27, 2020, Topgolf had three company-operated venues and two franchised venue located outside the United States, with signed development agreements with commitments to construct, develop and operate over 100 franchised venues with five partners across 14 countries outside the United States. In addition, Topgolf had over 300 licensees operating over 7,500 Toptracer Range bays outside the United States. As part of Topgolf’s growth strategy, it expects to continue to expand international operations. The FCPA, and other similar anti-bribery and anti-kickback laws and regulations, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While Topgolf’s franchise and license agreements mandate compliance with applicable law, there can be no assurance that Topgolf will be successful in preventing Associates and other agents from taking actions in violation of these laws or regulations, or that franchisees, licensees and their employees and other agents will comply with the restrictions set forth in the applicable franchise or license agreement. Such violations, or allegations of such violations, could disrupt Topgolf’s business and result in a material adverse effect on its results of operations, financial condition and cash flows. See “—Failure to comply with laws, regulations and policies, including the FCPA or other applicable anti-corruption legislation, could result in fines and criminal penalties, and may materially and adversely affect Topgolf’s business, results of operations and financial condition.”

Laws Regarding Sweepstakes and Promotional Contests

Topgolf operates a variety of different contests, including tournaments in which participants compete against each other for cash prizes. Topgolf is subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm Topgolf’s business.

Topgolf may not be able to obtain and maintain licenses and permits necessary to operate venues in compliance with applicable laws, regulations and other requirements, which could adversely affect its business, results of operations and financial condition.

The development, construction and operation of Topgolf’s venues depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. Topgolf is also subject to licensing and regulation by federal, state, local and foreign authorities relating to, among other things, alcoholic beverage control, amusement, health, sanitation, stormwater and wastewater management, protection of endangered and threatened plant, wildlife and species, wetlands protection, safety and fire standards. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that Topgolf’s conduct violates applicable regulations. In some jurisdictions, the loss of a license for cause with respect to one location may lead to the loss of licenses at all locations in that jurisdiction and could make it more difficult to obtain additional licenses.

With respect to the sale of alcoholic beverages, each of Topgolf’s venues is required to obtain a license to sell alcoholic beverages on the premises from a state authority and, in certain locations, county and municipal authorities. Certain jurisdictions, however, have only a fixed number of liquor licenses available. As a result, in order to obtain a license in one of these jurisdictions, Topgolf is required to purchase that license from another business, which it may not be able to do on acceptable terms or at all. Alcoholic beverage control regulations impact numerous aspects of the daily operations of each venue, including the minimum age of patrons and Associates, hours of operation, advertising, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and the handling, storage and dispensing of alcoholic beverages. Any failure by one of Topgolf’s venues to comply with these regulations, or any failure of a franchisee or licensee to comply with similar regulations to which its business is subject, could result in fines or the loss or suspension of the liquor license for that venue or business, and potentially the loss or suspension of other licenses in that jurisdiction.

Difficulties or failure in obtaining a liquor license or any other licenses, permits or approvals, or in continuing to qualify for, or being able to renew, any existing licenses, permits or approvals, could adversely affect existing venues, or Topgolf’s ability to develop or construct venues, and delay or result in Topgolf’s decision to cancel the opening of new venues, which could have a material adverse effect on its business, results of operations and financial condition. Similarly, the inability of any franchisee or licensee to maintain or obtain the licenses, permits and approvals required to develop, construct or operate one or more of their locations would also reduce franchise and licensing revenues, impair growth prospects and adversely affect Topgolf’s business, results of operation and financial condition.

Topgolf’s revenue growth and profitability are impacted by same venue sales, and there are material risks to Topgolf’s ability to increase such sales.

Topgolf defines same venue sales as sales for the comparable venue base, which is defined as the number of company-operated venues with at least 24 full fiscal months of operations. The level of same venue sales, which accounted for approximately 42.6%, 50.2% and 55.0% of revenue for fiscal years 2017, 2018 and 2019, respectively, and approximately 54.3% and 49.7% of revenue for the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively, will affect revenue growth and profitability in the venues business line. Topgolf’s ability to increase same venue sales depends in part on its ability to successfully implement initiatives to build sales and continue to operate business. The success of any such initiative may be affected by a variety of factors, many of which are beyond Topgolf’s control, including perceptions of Topgolf’s brand, competition, Topgolf’s ability to increase prices without adversely impacting traffic counts, Topgolf’s ability to execute marketing strategies and their effectiveness, and changes in consumer tastes and preferences and discretionary spending, which may occur for a number of reasons outside of Topgolf’s control, including an economic downturn or slower economic growth, the impact of infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic), weather and changes in government regulations, among others. As a result, there is no guarantee that management initiatives to increase same venue sales will be successful, and it is possible that Topgolf will not achieve its target same venue sales growth or that the change in same venue sales could be negative, which may cause a decrease in sales growth and profitability, and could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

Topgolf’s quarterly results of operations are subject to fluctuations due to the seasonality of its business, the timing of new venue openings and other events.

Topgolf’s operating results fluctuate significantly from quarter to quarter as a result of seasonal factors. Historically, Topgolf’s venues experience nominally higher second and third quarter revenue associated with the spring and summer. First and fourth quarters have historically had lower revenue at venues as compared to the other quarters due to cooler temperatures. Topgolf expects seasonality will continue to be a factor in its results of operations. As a result, factors affecting peak seasons at Topgolf’s venues, such as adverse weather, could have a disproportionate effect on operating results. See the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results and Seasonality” beginning on page 210 of this proxy statement/prospectus/consent solicitation.

Topgolf’s operating results also fluctuate significantly quarter to quarter and year to year due to non-seasonal factors. For example, poor results of operations at one or a limited number of venues could significantly affect overall profitability. Additionally, the timing of new venue openings and the timing of Toptracer Range installations may result in significant fluctuations in quarterly performance. Due to the substantial up-front financial requirements to open new venues, the investment risk related to any single venue is much larger than that associated with many other entertainment venues. Topgolf typically incurs a majority of pre-opening costs for a new company-operated venue within three months of the venue opening.

Additionally, the rapid growth Topgolf has experienced in recent years may have masked the full effects of seasonal factors on Topgolf’s business to date, and as such, these factors may have a greater effect on results of operations in future periods. Given Topgolf’s use of a fiscal calendar, there may also be some fluctuations between quarters due to holiday shifts in the calendar year.

See also “—The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.”

Topgolf has experienced rapid growth in recent periods. If Topgolf fails to manage growth effectively, its financial performance may suffer.

Topgolf has experienced rapid growth in recent periods, with revenue increasing from $630.2 million in fiscal year 2017 to $1,059.9 million in fiscal year 2019, representing compounded annual year-over-year growth of 30%. Topgolf may not be able to sustain revenue growth consistent with recent history, or at all, and historical growth rate should not be considered an indication of the growth it may experience in future periods, including as a result of the effects of the COVID-19 pandemic. Topgolf’s success will depend in part on its ability to manage its growth effectively. To do so will require investments, which may result in short-term costs without generating any current revenue or countervailing cost savings and, therefore, may impair Topgolf’s ability to achieve and maintain profitability, at least in the short term. Topgolf has also encountered in the past, and expects to encounter in the future, risks and uncertainties frequently experienced by growing companies expanding their businesses and entering into new industries. If Topgolf’s assumptions regarding these risks and uncertainties, which Topgolf uses to plan and operate its business, are incorrect or change, or if Topgolf does not address these risks successfully, its growth may slow and business would suffer. Further, Topgolf’s recent growth may make it difficult to evaluate future prospects or provide useful comparisons against historical results.

If Topgolf is unable to consummate acquisitions at its historical rate and at acceptable prices, and to enter into joint ventures and other strategic relationships that support Topgolf’s long-term strategy, its growth rate could be negatively affected. These transactions and relationships also subject Topgolf to certain risks.

As part of Topgolf’s business strategy, it acquires businesses and enters into joint ventures and other strategic relationships in the ordinary course. Topgolf’s ability to grow revenues, earnings and cash flow at or above historic rates depends in part upon its ability to identify and successfully acquire and integrate businesses at acceptable prices, realize anticipated synergies and make appropriate investments that support its long-term strategy. Topgolf may not be able to consummate acquisitions at rates similar to the past, which could adversely impact its growth rate. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, uncertainty resulting from the ongoing COVID-19 pandemic, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions and investment may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact Topgolf’s ability to consummate acquisitions and investments on acceptable terms or at all.

In addition, even if Topgolf is able to consummate acquisitions and enter into joint ventures and other strategic relationships, these transactions and relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could negatively affect its growth rate, and may have a material adverse effect on Topgolf’s business, results of operations and financial condition:

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Any business, technology, service or product that Topgolf acquires or invests in could under-perform relative to Topgolf’s expectations and the price that it paid or not perform in accordance with Topgolf’s anticipated timetable, or Topgolf could fail to operate any such business profitably.

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Topgolf may incur or assume significant debt in connection with acquisitions, joint ventures and other strategic relationships, which could also cause a deterioration of its credit ratings, result in increased borrowing costs and interest expense and diminish future access to the capital markets.

•	Acquisitions, joint ventures and other strategic relationships could cause Topgolf’s financial results to differ from expectations in any given period, or over the long-term.

•	Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

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Acquisitions, joint ventures and other strategic relationships could create demands on Topgolf’s management, operational resources and financial and internal control systems that it is unable to effectively address.

•	Topgolf could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key Associates and customers.

•	Topgolf may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition, joint venture or other strategic relationship.

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Topgolf may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase expenses, adversely affect Topgolf’s financial position and/or cause Topgolf to fail to meet public financial reporting obligations.

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In connection with acquisitions and joint ventures, Topgolf often enters into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

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As a result of Topgolf’s acquisitions, it has recorded significant goodwill and other assets on its balance sheet and if it is not able to realize the value of these assets, or if the fair value of its investments declines, it may be required to incur impairment charges.

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Topgolf may have interests that diverge from those of joint venture partners or other strategic partners and it may not be able to direct the management and operations of the joint venture or other strategic relationship in the manner Topgolf believes is most appropriate, exposing it to additional risk.

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Investing in or making loans to early-stage companies often entails a high degree of risk, and Topgolf may not achieve the strategic, technological, financial or commercial benefits it anticipates; Topgolf may lose its investment or fail to recoup its loan; or its investment may be illiquid for a greater-than-expected period of time.

The Toptracer business line depends on a limited number of third-party suppliers, and a loss or degradation in performance of these suppliers could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

Topgolf relies on a number of third-party suppliers for the hardware components it uses in the Toptracer Range system. The suppliers that provide certain key materials and components are sole suppliers. These include the suppliers that manufacture the camera sensors and monitor screens Topgolf uses in the Toptracer Range system. These sole suppliers, and any of the other suppliers from which Topgolf sources hardware components, may be unwilling or unable to supply the necessary materials and components reliably and at the levels Topgolf anticipates or that are required by the market. Topgolf’s ability to grow the Toptracer business line depends, in part, on its ability to obtain these components on a timely basis and in quantities sufficient to meet customer demands. While suppliers have generally met Topgolf’s demand for their products and services on a timely basis in the past, there can be no guarantee that they will in the future be able to meet Topgolf’s demand for their products, either because of acts of nature, the impact of infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic), the nature of Topgolf’s agreements with them or Topgolf’s relative importance to them as a customer, and suppliers may decide in the future to discontinue or reduce the level of business they conduct with Topgolf. With respect to the sole suppliers referred to above, this risk is exacerbated by the fact that Topgolf currently does not have long-term contracts with them. If Topgolf is required to change suppliers due to any change in or termination of relationships with these third parties, or if suppliers are unable to obtain the materials they need to produce the components Topgolf needs at consistent prices or at all, Topgolf may lose sales, experience supply or other delays, incur increased costs or otherwise experience impairment to its brand, reputation and customer relationships. There can be no guarantee that Topgolf will be able to establish relationships with replacement suppliers on similar terms, without delay or at all.

While Topgolf believes replacement suppliers exist for all materials, components and services necessary to manufacture the Toptracer Range system, establishing additional or replacement suppliers for any of these materials, components or services, if required, could be time-consuming and expensive, may result in interruptions in operations and product delivery, may affect the performance specifications of Topgolf’s systems or could require that Topgolf modify their design. Even if Topgolf is able to find replacement suppliers, it will be required to verify that the new supplier maintains facilities, procedures and operations that comply with its quality expectations and applicable regulatory requirements. While Topgolf seeks to maintain sufficient levels of inventory for the components used in the Toptracer Range system, those inventories may not fully protect against supply interruptions. In addition, Topgolf sources certain of the components used in the Toptracer business line from third-party suppliers located in Germany, Taiwan and the United Kingdom, and one of the warehouses from which Topgolf distributes products to Toptracer Range licensees is also located in the United Kingdom. As a result, Topgolf is also exposed to the various risks described under “—Topgolf has international operations and is exposed to risks associated with doing business globally.”

If third-party suppliers fail to deliver the components Topgolf requires on a timely basis and at commercially reasonable prices, and Topgolf is unable to find one or more replacement suppliers capable of production at a substantially equivalent cost in substantially equivalent volumes and quality on a timely basis, the viability and continued growth of the Toptracer business line could be significantly impaired, which could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

The success of the International and Toptracer business lines depends on Topgolf’s ability to attract and retain new franchisees and licensees, and on the ability of franchisees and licensees to operate their businesses profitably.

Topgolf’s growth strategy depends, in part, on its ability to continue to expand the reach of its brand, including through its franchise and licensing operations. As a result, Topgolf will need to continue to attract and retain new franchisees and licensees with the ability to operate their businesses on a profitable basis. Topgolf believes that its ability to attract new franchisees and licensees will depend primarily on the strength and quality of its brand and reputation, as well as on the structure of its franchise and licensing models and the terms of its franchise and license agreements.

Topgolf’s ability to attract new licensees and maintain relationships with existing licensees also depends, in part, on the quality and continued appeal of the Toptracer Range system. If the quality and performance of these systems do not meet the expectations of licensees, or if these systems otherwise do not appeal to customers of licensees, it will be difficult to attract new licensees and maintain relationships with existing licensees, and Topgolf’s brand and reputation may be adversely affected.

Topgolf’s ability to attract and retain new franchisees and licensees and the profitability of its international franchise operations and the Toptracer business line also depend in part on the financial performance of franchisees and licensees and on their ability to continue satisfying their payment obligations under Topgolf’s agreements with them. Although Topgolf has developed criteria to evaluate and screen prospective franchisees and licensees, Topgolf cannot be certain that the franchisees and licensees it selects will have the business acumen or financial resources necessary to operate their businesses successfully or to maintain the quality of Topgolf’s brand. In addition, the businesses of franchisees and licensees are subject to many of the same risks as Topgolf’s own business, some of which are outside their control. For example, franchisees may be unable to find suitable sites on which to develop venues, negotiate acceptable lease or purchase terms for venue sites, obtain the necessary permits and government approvals or meet construction schedules. Additionally, franchisees and licensees may be negatively impacted by the ongoing COVID-19 pandemic or other infectious diseases, health epidemics and pandemics and face similar difficulties as Topgolf, including mandatory shutdowns of franchised venues or licensees’ operations, lower guest traffic, a shift in consumer spending away from out-of-home entertainment, difficulties staffing their venues or businesses and costs of compliance with mandatory safety measures and COVID Orders. Franchisees and licensees may also be unable to secure adequate financing or other resources necessary to open or continue operating their businesses. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, Topgolf’s franchisees and licensees could experience financial distress or even bankruptcy, which could have a significant adverse impact on Topgolf’s business due to loss or delay in payments of royalties and other fees and loss of market share. Any such financial distress or similar issues may also negatively impact Topgolf’s ability to retain and attract new franchisees and licensees. The closure of franchised venues or the loss of licensees would also negatively impact margins, since Topgolf may not be able to reduce fixed costs, which it would continue to incur. Accordingly, the failure of franchisees and licensees to open and operate their businesses successfully and to maintain their financial health could have a material adverse effect on Topgolf’s brand, business, results of operations and financial condition.

Furthermore, though Topgolf believes its relationships with franchisees and licensees are strong, the nature of these relationships may give rise to conflict. Franchisees and licensees have individual business strategies and objectives, which might conflict with Topgolf’s interests. For example, these parties may become dissatisfied with the terms of their agreements with Topgolf, including amounts payable to Topgolf or certain of Topgolf’s policies and procedures. They may also disagree with marketing campaigns Topgolf launches, partnerships it enters into, content it produces or other strategic decisions it makes in order to enhance Topgolf’s brand. Conflict may also arise if Topgolf or other franchisees or licensees are the subject of negative publicity that negatively affects their business. Franchisees and licensees may file lawsuits against Topgolf, seek to disaffiliate or renegotiate the terms of their agreements with Topgolf, any of which would cause Topgolf to incur additional costs and impair growth prospects.

It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new commercial partners.

Topgolf currently has agreements in place with a number of corporate sponsors to feature their names and logos across physical and digital inventories in Topgolf’s venues, as well as on its mobile application, WGT and the content it produces through Topgolf Studios. These agreements typically have contract terms of two to five years. Topgolf also has agreements in place with U.S. golf tournament broadcasters that typically have contract terms of three years to use the Toptracer ball-tracking technology in most of their PGA Tour broadcasts, and have traditionally secured separate limited event-based arrangements for all four major golf tournament broadcasts. When these contracts expire, Topgolf may not be able to renew or replace them with contracts on similar or better terms or at all. If Topgolf fails to renew or replace these key commercial agreements on similar or better terms, it could experience a material reduction in sponsorship revenue and the reach of Topgolf’s brand, which could have a material adverse effect on overall revenue and growth prospects.

As part of Topgolf’s business plan, Topgolf intends to continue to enhance brand awareness and monetize consumer reach by forming relationships with additional commercial partners. Topgolf may not be able to successfully execute its business plan in promoting its brand to attract new commercial partners. There can be no assurance that Topgolf will be successful in implementing its business plan or that revenue from commercial partnerships will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect Topgolf’s ability to achieve business development and commercialization goals, which could have a material adverse effect on Topgolf’s business, results of operations and financial condition.

Instances of food-borne illness and outbreaks of disease could negatively impact Topgolf’s business.

Incidents or reports of food-borne or water-borne illness or other food safety issues, food contamination or tampering, Associate hygiene and cleanliness failures or improper Associate conduct at venues could lead to product liability or other claims. Such incidents or reports could negatively affect Topgolf’s brand and reputation as well as its business, revenues and profits regardless of whether the allegations are valid or whether Topgolf is held to be responsible. Similar incidents or reports occurring at franchisees’ or licensees’ businesses or other businesses unrelated to Topgolf could likewise create negative publicity, which could negatively impact consumer behavior towards Topgolf.

There can be no guarantee that Topgolf’s internal policies and training will be fully effective in preventing all food-borne illnesses at its venues. In addition, because Topgolf does not control the day-to-day operations of franchisees and licensees, there can be no guarantee that franchisees and licensees will implement appropriate internal policies and training intended to prevent food-borne illnesses, that their employees will follow such policies and training or that such policies and training will be effective even if complied with. Furthermore, Topgolf’s reliance, and the reliance by any franchisees or licensees, on third-party food processors, distributors and suppliers makes it difficult to monitor food safety compliance and may increase the risk that food-borne illness would affect multiple locations rather than a single venue. Some food-borne illness incidents could be caused by third-party food suppliers and transporters outside of Topgolf’s control. New illnesses resistant to Topgolf’s current precautions may develop in the future, or diseases with long incubation periods could arise, that could give rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of company-operated or franchised venues, if highly publicized, could negatively affect revenues at all of Topgolf’s venues by changing consumers’ perceptions of Topgolf’s venues and the food that it offers, negatively impacting demand for menu offerings and reducing guest visits at venues. This risk is particularly great with respect to franchised venues given Topgolf’s limited oversight, and exists even if it were later determined that the illness was wrongly attributed to a company- or a franchisee-operated venue. There is also a risk that instances of food-borne illness at a licensee’s businesses could be improperly attributed to Topgolf. Additionally, even if food-borne illnesses were not identified at or otherwise attributed to a Topgolf venue, Topgolf’s revenue could be adversely affected if instances of food-borne illnesses at other businesses were highly publicized. A number of companies have experienced incidents related to food-borne illnesses that have had material adverse effects on their business, operations and financial condition, and there can be no assurance that Topgolf could avoid a similar impact if such an incident were to occur at one or more of venues.

Guest complaints, litigation on behalf of guests or Associates or other proceedings may adversely affect Topgolf’s business, results of operations and financial condition.

Topgolf may be adversely affected by legal or governmental proceedings brought by or on behalf of guests, Associates, suppliers, commercial partners, franchisees, licensees or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of such proceedings, particularly class actions and regulatory actions, is difficult to assess or quantify. In recent years, a number of companies in Topgolf’s industry and adjacent industries have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters, and a number of these lawsuits have resulted in the payment of substantial damages by the defendants. Topgolf could also face potential liability if it is found to have misclassified certain Associates as exempt from the overtime requirements of the federal Fair Labor Standards Act and state labor laws, or if it is found to have failed to provide or continue health insurance or benefits to Associates in violation of the Employee Retirement Income Security Act or the PPACA. Lastly, Topgolf faces potential liability if it is found to have failed to comply with data privacy laws relating to the collection of data about Associates/employees, such as use of biometric information under state biometric information statutes, such as Illinois’ Biometric Information Privacy Act (“BIPA”). Topgolf has had, from time to time, and now has, such lawsuits pending, and there can be no guarantee that Topgolf will not be named in any such lawsuit in the future or that Topgolf will not be required to pay substantial expenses and/or damages at the conclusion of such lawsuits.

In addition, from time to time, guests file complaints or lawsuits against Topgolf alleging that it is responsible for some illness or injury they suffered at or after a visit to a venue, and Topgolf may face greater risk of such complaints or lawsuits in light of the ongoing COVID-19 pandemic. From time to time, animal activist and other third-party special interest groups may bring claims before government agencies or lawsuits against Topgolf relating to the impact of its venues. Topgolf is also subject to a variety of other claims in the ordinary course of business, including personal injury, lease and contract claims.

Topgolf is also subject to “dram shop” statutes in certain states in which its venues are located. These statutes generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated individual. Topgolf has been in the past, and may be in the future, the subject of lawsuits that allege violations of these statutes. Recent litigation under dram shop statutes has resulted in significant judgments and settlements against other businesses and establishments similar to Topgolf’s venues. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation if successful could have an adverse effect on Topgolf’s business, results of operations and financial condition.

Regardless of whether any claims against Topgolf are valid or whether Topgolf is liable, claims may be expensive to defend, generate negative publicity, divert time and money away from core operations and hurt financial performance. Similarly, claims brought against franchisees and licensees may generate negative publicity that could harm Topgolf’s brand and reputation. Although Topgolf maintains what it believes to be adequate levels of insurance to cover any liabilities it may face, insurance may not be available at all or in sufficient amounts with respect to these or other matters. Any negative publicity concerning such claims, whether involving Topgolf or franchisees or licensees, or any judgment or other liability significantly in excess of Topgolf’s insurance coverage or not covered by insurance, could have a material adverse effect on its business, results of operations and financial condition.

The venues business line is susceptible to the availability and cost of food commodities and other supplies, some of which are available from a limited number of suppliers, which subjects Topgolf to possible risks of shortages, interruptions and price fluctuations.

The profitability of the venues business line depends in part on Topgolf’s ability to anticipate and react to changes in product costs. The price and availability of food commodities and other supplies may be affected by a number of factors beyond Topgolf’s control, including changes in general economic conditions, seasonal economic fluctuations, increased competition, general inflation, shortages or supply interruptions due to weather, disease (including the ongoing COVID-19 pandemic) or other factors, food safety concerns, product recalls, fluctuations in the U.S. dollar and changes in government regulations. These and other events could increase commodity prices or cause shortages that could affect the cost and quality of the items that Topgolf buys or require Topgolf to raise prices or limit menu options. The profitability of the venues business line may also be adversely affected by increases in the price of utilities, such as natural gas, electric, and water, whether as a result of inflation, shortages, interruptions in supply or otherwise.

While Topgolf has historically been able to partially offset inflation and other changes in the costs of core operating resources used in the venues business line by gradually increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that Topgolf or franchisees will be able to continue to do so in the future. From time to time, competitive or macroeconomic conditions could limit menu pricing flexibility, and there can be no assurance that increased menu prices will be fully absorbed by guests without any resulting change to their visit frequencies or purchasing patterns that may offset such increases. If Topgolf or its franchisees are unable to increase prices in response to higher food commodity and other supplies costs, or if such price increases decrease guest traffic or purchasing patterns, Topgolf’s operating results could be materially and adversely affected. In addition, there can be no assurance that Topgolf will generate same venue sales growth in an amount sufficient to offset inflationary or other cost pressures.

Topgolf has entered into a long-term contract with a single distributor, which Topgolf refers to as its “broadline” distributor, which provides for the purchasing, warehousing and distributing of a substantial majority of Topgolf’s food, non-alcoholic beverage and other supplies. Topgolf also contracts directly with the suppliers of certain food and non-alcoholic beverage products, usually with a single supplier for each such product. These agreements, however, are typically for the purpose of establishing an agreed-upon price for the relevant product and do not require the supplier to provide Topgolf’s requirements, or any particular quantity, of such product. If Topgolf’s broadline distributor or any of its other suppliers or substitute suppliers do not perform adequately or otherwise fail to deliver products or supplies to venues, if Topgolf were to lose its relationship with its broadline distributor or any single-source suppliers for which it has not approved a substitute supplier, or if any substitute suppliers also fail to perform, Topgolf may be unable to find satisfactory replacements in a short period of time, on acceptable terms, or at all, which could increase costs, cause shortages of food and other items at venues and cause Topgolf to remove certain items from its menu, any of which could adversely affect its business, results of operations and financial condition.

Other than forward purchase contracts for certain food items, Topgolf currently does not engage in futures contracts or other financial risk management strategies with respect to potential price fluctuations in the cost of food commodities and other supplies. Furthermore, these arrangements generally are relatively short in duration and may provide only limited protection from price changes. In addition, the use of these arrangements may limit Topgolf’s ability to benefit from favorable price movements.

In addition, the radio-frequency identification (“RFID”) enabled golf balls and golf clubs that are used in Topgolf’s venues are produced by third-party manufacturers in Taiwan and China. As a result, natural disasters and other adverse events or conditions affecting these countries (including, without limitation, adverse weather conditions, political instability, civil unrest, economic instability, outbreaks of disease, such as the current COVID-19 pandemic, or other public health emergencies and the impact of public fears regarding any of the foregoing) could halt or disrupt production, impair the movement of finished products out of these countries, damage or destroy the tooling and other equipment necessary to manufacture these products and otherwise cause Topgolf to incur additional costs and expenses, any of which could also have a material adverse effect on its results of operations and financial condition. The location of these manufacturers outside the United States also exposes Topgolf to the various risks described under “—Topgolf has international operations and is exposed to risks associated with doing business globally.”

Topgolf, its franchisees and its licensees may face increased labor costs or labor shortages that could slow growth and adversely affect its business, results of operations and financial condition.

Labor is a primary component in the cost of operating the businesses of Topgolf and its franchisees and licensees. If Topgolf, its franchisees or licensees face labor shortages or increased labor costs because of increased competition for Associates, higher Associate turnover rates, the impact of the ongoing COVID-19 pandemic or other pandemics, increases in the federally-mandated or state-mandated minimum wage, changes in exempt and non-exempt status, or other Associate benefits costs (including costs associated with health insurance coverage or workers’ compensation insurance), Topgolf and its franchisees’ and licensees’ operating expenses could increase and Topgolf’s growth could be adversely affected.

Topgolf has a substantial number of Associates who are paid wage rates at or based on the applicable federal or state minimum wage, and increases in the applicable minimum wage will increase labor costs. From time to time, legislative proposals are made to increase the minimum wage at the federal or state level. As federal, state or other applicable minimum wage rates increase, Topgolf, its franchisees and its licensees may be required to increase not only the wage rates of minimum wage Associates, but also the wages paid to other hourly Associates. It may not be possible to increase prices in order to pass future increased labor costs on to guests, in which case Topgolf’s margins would be negatively affected. Reduced margins could make it more difficult to attract new franchisees and licensees and to retain existing franchisee and licensee relationships. If Topgolf, its franchisees and its licensees are able to increase prices to cover increased labor costs, the higher prices could result in lower revenues, which may also reduce margins, as well as the fees received from franchisees and licensees.

Furthermore, the successful operation of Topgolf’s business depends upon its ability to attract, motivate and retain a sufficient number of qualified executives, managers and skilled Associates. From time to time, there may be a shortage of skilled labor in certain of the communities in which venues are located. Shortages of skilled labor may make it increasingly difficult and expensive to attract, train and retain the services of a satisfactory number of qualified Associates, which could delay the planned openings of new company-operated and franchised venues and adversely impact the operations and profitability of existing venues. Furthermore, competition for qualified Associates, particularly in markets where such shortages exist, could require Topgolf, its franchisees and its licensees to pay higher wages, which could result in higher labor costs. In particular, competition to attract and retain skilled game developers and content creators is intense, and failure to do so may delay the implementation of Topgolf’s business strategy and growth plans. Companies in Topgolf’s industry have also historically experienced relatively high turnover rates, which may also result in higher labor costs. Accordingly, if Topgolf, its franchisees or its licensees are unable to recruit and retain sufficiently qualified individuals, its business, results of operations, financial condition and growth prospects could be materially and adversely affected.

Although none of Topgolf’s Associates is currently covered under collective bargaining agreements, Associates may elect to be represented by labor unions in the future. If a significant number of Associates were to become unionized and collective bargaining agreement terms were significantly different from current compensation arrangements, it could adversely affect Topgolf’s business, financial condition or results of operations. In addition, a labor dispute involving some or all Associates may harm Topgolf’s reputation, disrupt operations and reduce revenue, and resolution of disputes may increase costs. Further, if Topgolf or its franchisees enter into a new market with unionized construction companies, or the construction companies in Topgolf or its franchisees’ current markets become unionized, construction and build-out costs for new venues in such markets could materially increase.

In addition, immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could increase Topgolf’s and its U.S. franchisees’ and licensees’ costs in recruiting, training and retaining Associates. Also, although Topgolf’s hiring practices comply with the requirements of federal law in reviewing Associates’ citizenship or authority to work in the United States, Topgolf does not monitor or control the hiring practices of franchisees and licensees, and increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of Topgolf’s workforce or the operations at its venues, or the workforce or operations of licensees, thereby negatively impacting its business.

The operations of Topgolf’s venues in the state of Texas and the state of Florida account for a significant portion of revenue, and Topgolf could be negatively affected by conditions specific to those regions.

Revenue from the 11 venues Topgolf operates in the state of Texas represented approximately 21%, 17% and 14% of total revenue in fiscal years 2017, 2018 and 2019, respectively, and approximately 14% and 12% of total revenue in each of the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively, and its five venues in the state of Florida represented approximately 8%, 12% and 10% of Topgolf’s total revenue in fiscal years 2017, 2018 and 2019, respectively, and approximately 10% and 8% of total revenue in the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively. As a result, any prolonged disruption or substantial decline in the operations or performance of these venues could have a material adverse effect on Topgolf’s business, results of operations and financial condition. Such disruptions and declines could result from a number of factors, many of which are outside of Topgolf’s control, including, among other things: power failures; technical or other difficulties with systems; floods, hurricanes, tornadoes and other natural disasters; fires, vandalism and other events resulting in destruction or damage to properties; and terrorist attacks, other violent incidents, outbreaks of disease (including the ongoing COVID-19 pandemic) or public fears regarding any of the foregoing. Though Topgolf currently maintains property and business interruption insurance covering each of its venues, such insurance would not cover all of these risks and, if even if covered, the amount of coverage available may not be sufficient. In addition, there can be no guarantee that Topgolf will be able to obtain similar coverage at reasonable rates or at all upon the expiration of current insurance policies. As a result of Topgolf’s concentration in the state of Texas and the state of Florida, Topgolf would expect to be disproportionately affected by adverse conditions affecting these areas compared to other businesses with less concentration in these regions. Furthermore, adverse changes in regional demographic, unemployment, epidemiological, economic, regulatory, competitive or weather conditions, or adverse changes in any other factors affecting consumer preferences and discretionary spending in the state of Texas or the state of Florida, or in the localities where its venues are located, would also adversely affect the financial performance of Topgolf’s venues and could have a material adverse effect on its business, results of operations and financial condition.

Topgolf depends on the services of key executives, the loss of whom could materially harm its business and strategic direction if it is unable to replace them with executives of equal experience and capabilities.

Topgolf’s future success significantly depends on the continued service and performance of key management personnel. Though Topgolf has employment agreements in place with each member of its senior management team, it cannot prevent them from terminating their employment with Topgolf. Losing the services of members of the senior management team could materially harm Topgolf’s business until a suitable replacement is found, and such replacement may not have equal experience and capabilities. In addition, Topgolf has not purchased life insurance on any members of senior management. Furthermore, given the importance of key executives to Topgolf’s business, it is also vulnerable to the risk that they may take actions, either within or outside the scope of their duties that intentionally or unintentionally tarnish Topgolf’s brand and reputation or otherwise adversely affect its business. Topgolf’s CEO, Dolf Berle, has also indicated that he intends to step down from his role following a transition period after the completion of the Merger.

Topgolf is subject to risks associated with leasing property subject to long-term, non-cancelable leases.

Topgolf typically does not own any real property. Payments under non-cancelable leases account for a significant portion of operating expenses and Topgolf expects to lease new venues to be opened in the future. In fiscal years 2017, 2018 and 2019, Topgolf recognized rent expense of $64.5 million, $78.6 million and $119.1 million, respectively, accounting for approximately 9.4%, 8.7% and 10.5%, respectively, of total operating costs. In the thirty-nine weeks ended September 29, 2019 and September 27, 2020, Topgolf recognized rent expense of $89.8 million and $88.6 million, respectively, accounting for approximately 10.8% and 12.2%, respectively, of total operating costs. Topgolf’s leases typically provide for escalating rent provisions over the initial term and any extensions. Topgolf generally cannot cancel these leases without substantial economic penalty. If an existing or future venue is not profitable (including as a result of the ongoing COVID-19 pandemic), and Topgolf decides to close it, Topgolf may nonetheless be committed to perform its obligation under the applicable lease, including, among other things, paying all or a portion of the base rent for the remainder of the lease term, unless Topgolf is able to negotiate a termination agreement with the applicable landlord, which it cannot guarantee that it will be able to do without incurring significant additional payment and other obligations or at all. For example, Topgolf entered into a termination agreement relating to the lease for its Wood Dale, Illinois venue, which closed in November 2019, pursuant to which Topgolf was required to continue paying rent through June 30, 2020, and paid termination fees aggregating approximately $1.5 million, and a termination agreement relating to the lease for its Alexandria, Virginia venue, which closed in January 2020. Under the termination agreement relating to its Alexandria, Virginia venue, Topgolf was required, among other things, to continue paying rent through April 10, 2020, and Topgolf paid termination fees aggregating $4.0 million.

In addition, Topgolf depends on cash flow from operations to pay lease obligations. In connection with the COVID-19 pandemic, many federal, state and local governmental authorities or individual landlords have granted rent deferrals for certain of Topgolf’s leases. If Topgolf’s business does not generate adequate cash flow from operating activities and sufficient funds are not otherwise available from borrowings under the Credit Facilities or other then-existing credit facilities, Topgolf may not be able to make deferred lease payments within the timelines prescribed by applicable government authorities or agreed to by Topgolf’s landlords, service lease obligations, grow its business, respond to competitive challenges or fund other liquidity and capital needs, which would have a material adverse effect on its business and could result in lease cancellations. In addition, the agreements governing certain leases contain cross-default provisions such that a default under one of these leases could result in a default under such other leases. A default under certain leases may also constitute an event of default under the Credit Facilities.

Furthermore, as each of Topgolf’s leases expires, it may choose not to renew, or may not be able to renew, such existing leases if the capital investment required to maintain the venues at the leased locations is not justified by the return expected on the investment. If Topgolf is not able to renew leases at rents that allow such venues to remain profitable as terms expire, the number of such venues may decrease, resulting in lower revenue from operations, or the relocation of a venue, which could subject Topgolf to construction and other costs and risks, and in either case, could have a material adverse effect on its business, results of operations and financial condition.

Topgolf’s current insurance policies may not provide adequate levels of coverage against all claims and it may incur losses that are not covered by insurance.

Topgolf believes it maintains insurance coverage that is customary for businesses of its size and type. However, there are types of losses that Topgolf may incur that cannot be insured against, may be underinsured or that Topgolf believes are not commercially reasonable to insure. For example, Topgolf maintains business interruption insurance, but there can be no assurance that the coverage for a severe or prolonged business interruption at one or more of venues would be adequate. For example, such policies have not reimbursed Topgolf for a majority of Topgolf’s losses as a result of the ongoing COVID-19 pandemic. It is also challenging, and in some cases impossible, to obtain insurance sufficient to cover the environmental risks posed by the sites on which certain venues are located. Moreover, Topgolf believes that insurance covering liability for violations of wage and hour laws is generally not available or, if available, is prohibitively expensive with high deductibles. These losses, if they occur, could have a material adverse effect on Topgolf’s business, results of operations and financial condition. In addition, there can be no assurance that Topgolf will be able to replace or renew any existing insurance policies on acceptable terms, at pricing similar to existing policies or at all.

Topgolf has international operations and is exposed to risks associated with doing business globally.

As of September 27, 2020, Topgolf had three company-operated venues and two franchised venues located outside the United States, with signed development agreements with commitments to construct, develop and operate over 100 franchised venues with five partners across 14 countries outside the United States. In addition, Topgolf had over 300 licensees operating over 7,500 Toptracer Range bays outside the United States. Topgolf also uses third-party manufacturers in Taiwan and China to produce the RFID-enabled golf balls and golf clubs used in its venues, and sources certain of the components used in the Toptracer business line from third-party suppliers located in Germany, Taiwan and the United Kingdom. Additionally, one of the warehouses from which Topgolf distributes products to the Toptracer Range licensees is located in the United Kingdom. As part of Topgolf’s growth strategy, it expects to continue to expand operations internationally. The current U.S. administration has publicly supported certain potential tax, trade and tariff proposals, modifications to international trade policy and other changes which may affect U.S. trade relations with other countries. In addition, economic and political uncertainty continue to arise out of the January 31, 2020 withdrawal of the United Kingdom from the European Union. It is possible that these or other changes, if enacted, may impact Topgolf’s operations and those of its franchisees or licensees, or require Topgolf or its franchisees or licensees to modify current business practices. At the present time, the ultimate impact of these changes, policies and proposals is unclear and, as such, Topgolf is unable to determine the effect, if any, that such changes, policies and proposals would have on its business.

As a result of its international business operations, Topgolf, and in some cases its franchisees and licensees, are exposed to increased risks inherent in conducting business outside of the United States. These risks include:

•	currency conversion risks and currency fluctuations;

•	limitations on the repatriation of earnings;

•	increased difficulty collecting royalties and other fees under franchise and license agreements;

•	potential challenges to transfer pricing determinations and other aspects of cross border transactions, which can materially increase taxes and other costs of doing business;

•

natural disasters and other adverse events or conditions affecting the countries in which operations are located, including, without limitation, adverse weather conditions, political instability, civil unrest, economic instability, outbreaks of disease, such as the current COVID-19 pandemic, or other public health emergencies and the impact of public fears regarding any of the foregoing;

•	increased difficulty in obtaining, maintaining, protecting and enforcing intellectual property and proprietary rights and weaker laws protecting such rights;

•

unexpected government action, including the expropriation of private enterprises by foreign governments, and the ability to comply with, or the consequences of complying with, complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, trade restrictions, franchising and licensing requirements and regulations, increases in taxes paid and other changes in applicable tax laws;

•	the effects of any anti-American sentiments on the Topgolf brand;

•

increased difficulty in ensuring compliance by Associates and other agents, as well as franchisees, licensees and their employees and other agents with Topgolf policies as well as with the laws of multiple jurisdictions, including but not limited to and the FCPA and similar anti-bribery and anti-corruption laws, data privacy and cybersecurity laws, local and international environmental, health and safety laws, and increasingly complex regulations relating to the conduct of international commerce;

•	difficulties understanding local trends, customs and competitive conditions in foreign markets which may be quite different from the United States;

•	transportation delays and interruptions;

•	increased difficulty in controlling and monitoring foreign operations from the United States, including increased difficulty in identifying and recruiting qualified personnel;

•	changes in international labor costs and other costs of doing business internationally;

•

the ability to comply with, or the consequences of complying with, complex and changing laws, regulations and economic and political policies of the U.S. government, including U.S. laws and regulations relating to economic sanctions, export controls and anti-boycott requirements; and

•	the imposition of and changes in tariffs, quotas, border adjustment taxes or other protectionist measures by any major country or market in which Topgolf or its franchisees or licensees operate.

While these risks and the impact of these risks are difficult to predict, any one or more of them, or any failure by Topgolf, its franchisees or its licensees to appropriately respond to these risks, could interrupt or otherwise disrupt Topgolf’s operations, adversely affect its reputation, damage Topgolf’s brand, lower revenues or increase costs, any of which could materially and adversely affect its business, results of operations and financial condition.

Topgolf may become subject to liabilities or other costs under environmental, health and human safety laws that could increase operating expenses and adversely affect Topgolf’s business, results of operations and financial condition.

As discussed above, Topgolf is subject to a number of federal, state, local and foreign laws, rules and regulations relating to the protection of the environment, health and human safety. As the operator and/or owner of the properties on which venues are situated, Topgolf may be subject to liability and clean-up obligations under environmental laws for any contamination of, or releases of regulated substances at or from, these properties, in some cases without regard to whether Topgolf knew of or was responsible for the presence or release of the contaminants or regulated substances. Liability under environmental laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocating the responsibility. In addition, Topgolf’s lease agreements typically provide that Topgolf will indemnify the landlord for environmental conditions which may be found on or about the leased property. Accordingly, should unknown contamination be discovered at any of the properties Topgolf owns, operates or leases, or should a release occur at one of these properties, Topgolf could be required to investigate and clean up the release and could also be held responsible to a governmental entity or third parties for property or natural resource damage, personal injury and investigation and clean-up costs incurred by them in connection with the contamination, and these costs and liabilities could be substantial. Topgolf may also be subject to liability under environmental laws as a result of contamination at properties previously owned or operated by Topgolf or its predecessors in interest or for third-party contaminated facilities to which it has sent waste for treatment or disposal. In the past, certain construction activities driven by Topgolf’s development plans at certain sites (such as the removal of excess soil or the de-watering of shallow groundwater to install targets) have exposed, and any similar construction activities Topgolf undertakes at other sites in the future may also expose, soil or water that has been contaminated from historical activities at the site which must be disposed of or otherwise handled or addressed in accordance with applicable environmental laws.

With respect to any of the properties Topgolf owns, operates or leases, the presence of contaminants (including as a result of failure to properly dispose of or otherwise handle or address any contaminants exposed by construction activities), or the failure to properly remediate a property, may impair Topgolf’s ability to use, mortgage or sell that property in the future. Any of these events could impair Topgolf’s reputation and have a material adverse effect on its business, results of operations and financial condition.

Failure to comply with laws, regulations and policies, including the FCPA or other applicable anti-corruption legislation, could result in fines and criminal penalties, and may materially and adversely affect Topgolf’s business, results of operations and financial condition.

A significant risk resulting from Topgolf’s global operations is compliance with a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies, including laws related to anti-corruption, export and import compliance, antitrust and money laundering. The FCPA, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons. There has been an increase in anti-bribery law enforcement activity in recent years, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. There can be no assurance that Topgolf’s internal control policies and procedures have protected or will always protect Topgolf from improper conduct by franchisees, licensees, Associates or business partners. To the extent Topgolf learns that any franchisees, licensees or Associates do not adhere to its internal control policies, it is committed to taking appropriate remedial action. In the event Topgolf believes or has reason to believe that its franchisees, licensees, Associates or other agents have or may have violated applicable laws, including anti-corruption laws, it may be required to investigate or have outside counsel investigate the relevant facts and circumstances, and detecting, investigating and resolving actual or alleged violations can be expensive and require significant time and attention from senior management. Any violation of U.S. federal or state or non-U.S. laws, regulations and policies could result, among other things, in substantial fines, sanctions, civil and/or criminal penalties, and curtailment of operations in the United States or other applicable jurisdictions. In addition, actual or alleged violations could damage Topgolf’s reputation and ability to do business. Any of the foregoing could materially and adversely affect Topgolf’s business, results of operations and financial condition.

The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and Topgolf’s business.

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the European Union on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the European Union relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about the future relationship between the United Kingdom and the European Union, including whether the terms of their relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period. These events have also given rise to calls for certain regions within the United Kingdom to preserve their place in the European Union by separating from the United Kingdom, as well as for the governments of other European Union member states to consider withdrawal.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future United Kingdom laws and regulations as the United Kingdom determines which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, intellectual property rights, data privacy and data protection, environmental, health and safety laws and regulations and employment laws, could increase costs and depress economic activity.

Any of these factors could have a material adverse effect on Topgolf’s business, results of operations and financial condition. Topgolf’s operations in the United Kingdom subject it to revenue risk with respect to the United Kingdom and adverse movements in foreign currency exchange rates, in addition to risks related to the general economic and legal uncertainty related to Brexit described above.

U.S. tax legislation significantly changed U.S. federal income tax rules and may materially and adversely affect Topgolf’s financial condition, results of operations and cash flows.

The Tax Act enacted in December 2017 has significantly changed U.S. federal income taxation, including reducing the U.S. corporate income tax rate, limiting certain interest deductions, imposing a one-time transition tax on all undistributed earnings and profits of certain non-U.S. entities and other additional taxes with respect to certain non-U.S. earnings, permitting full expensing of certain capital expenditures, adopting elements of a territorial tax system, revising the rules governing net operating losses and the rules governing foreign tax credits, and introducing new anti-base erosion provisions. Many of these changes became effective immediately, without any transition periods or grandfathering for existing transactions. The legislation could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and Internal Revenue Service (the “IRS”), any of which could lessen or increase certain adverse impacts of the legislation. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) has already modified certain provisions of the Tax Act. In addition, it is unclear how these U.S. federal income tax changes may affect state and local taxation. Any of the above factors could potentially impact the measurement of Topgolf’s tax balances and reduce any anticipated benefits of the Tax Act.

Topgolf’s ability to use net operating loss to offset future taxable income may be subject to certain limitations.

As of December 29, 2019, Topgolf had U.S. federal net operating loss carryforwards (“NOLs”) of approximately $221.8 million and state NOLs of approximately $126.3 million, in each case, due to prior period losses. If not utilized, Topgolf’s NOLs generated in taxable years beginning on or before January 1, 2018 will begin to expire for federal tax purposes beginning in 2024. Topgolf’s NOLs generated in taxable years beginning after December 31, 2017 will not expire for federal tax purposes and may be carried forward indefinitely. State NOLs of $0.1 million expired in fiscal year 2019 and remaining state NOLs will continue to expire in each future year if unused. Realization of remaining NOLs depends on future income, and there is a risk that additional NOLs could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect Topgolf’s operating results.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income. The Merger, and other future changes in stock ownership, could result in ownership changes under Section 382 of the Code. Topgolf’s NOLs may also be impaired under state laws. In addition, under the Tax Act, as modified by the CARES Act, tax losses generated in taxable years beginning after December 31, 2017 may, for taxable years beginning after December 31, 2020, be utilized to offset no more than 80% of taxable income annually. This change may require Topgolf to pay more in federal income taxes in future years than it otherwise would have if this limitation did not apply. There is also a risk that due to regulatory changes, or other unforeseen reasons, existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities. Furthermore, any available NOLs would have value only to the extent there is income in the future against which such NOLs may be offset. Moreover, if the Merger does not result in an ownership change with respect to Topgolf, other limitations on the ability of the combined company to utilize Topgolf’s NOLs would apply. For these reasons, Topgolf may not be able to realize a tax benefit from the use of NOLs, whether or not it attains profitability. Topgolf has recorded a full valuation allowance related to NOLs due to the uncertainty of the ultimate realization of the future benefits of those assets.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to Callaway, Topgolf, the Merger and the other proposed transactions. Forward-looking statements can be identified by words such as: “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, the ability of the combined company to protect its intellectual property rights, the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, statements regarding future economic conditions or performance, the related financial impact of the future business and prospects of Callaway, Topgolf, TravisMathew, OGIO and Jack Wolfskin, any statements regarding the approval and closing of the Merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements regarding the approval and closing of the Merger, including the timing of the consummation of the Merger, Callaway’s ability to solicit a sufficient number of proxies to approve the Callaway Merger Proposal, Topgolf’s ability to obtain a sufficient number of written consents to approve the Topgolf Merger Proposal, satisfaction of conditions to the completion of the Merger, the expected benefits of the Merger, the ability of Callaway and Topgolf to complete the Merger and any statement of assumptions underlying any of the foregoing.

These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. The extent to which the COVID-19 pandemic impacts the business, operations, and financial results of Callaway and Topgolf, including the duration and magnitude of such effects, will depend on numerous evolving factors, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or mitigate its impact, further government-mandated shutdown orders, and how quickly and to what extent normal economic and operating conditions can resume.

These statements are based upon information available to Callaway, Topgolf and the combined company as of the date of this proxy statement/prospectus/consent solicitation and represent their current views and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the control of Callaway and/or Topgolf. As a result of these uncertainties and because the information on which these forward-looking statements is based may ultimately prove to be incorrect, actual results may differ materially from those anticipated. Important factors that could cause actual results to differ include, among others, the following:

•

the Merger may not be completed on the terms or timeline currently contemplated, or at all, including because Callaway and/or Topgolf may be unable to satisfy the conditions or obtain the approvals required to complete the Merger, or such approvals may contain material restrictions or conditions;

•	the failure to obtain, or delays in obtaining, required regulatory approvals;

•	any termination fee that may be payable by Callaway pursuant to the terms of the Merger Agreement;

•	failure to complete the Merger could adversely affect the market price of Callaway common stock, as well as its business, financial condition and results of operations;

•	certain Topgolf directors and executive officers have interests in the Merger that may be different from, or in addition to, those of other Topgolf stockholders;

•

the consideration to be issued to Topgolf stockholders in the Merger will not be adjusted if there is a change in the trading price of Callaway common stock, and holders of Topgolf preferred stock will have certain preferential rights relative to holders of Topgolf common stock with respect to such consideration in accordance with the Topgolf Charter and the Merger Agreement, which may result in substantial diminution in the value of the consideration that holders of Topgolf common stock are entitled to receive in accordance with the Topgolf Charter and the Merger Agreement relative to the value that holders of Topgolf preferred stock are entitled to receive in accordance with the Topgolf Charter and the Merger Agreement and/or relative to the value that would be received based on the value of Callaway common stock as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus/consent solicitation;

•	the integration of the Topgolf business into Callaway may not be as successful as anticipated;

•	Callaway may fail to realize some or all of the anticipated benefits of the Merger, including leveraging assets and obtaining operational efficiencies and synergies;

•

the business of each of Callaway and Topgolf is vulnerable to changes in economic conditions or a downturn or slow-down in growth of the golf industry as a whole, the result of which, whether or not related to the COVID-19 pandemic, could cause the combined company to fail to execute its growth strategy;

•

the market price for shares of Callaway common stock before and after the completion of the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of Callaway common stock and the value of shares of Topgolf common stock;

•

Callaway and Topgolf must obtain clearance under the HSR Act to complete the Merger, which, if delayed, not granted or granted with burdensome conditions, or if there are other challenges to the Merger under antitrust or other laws, could prevent, substantially delay or impair the completion of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger;

•	failure to attract, motivate and retain senior management and other key employees could diminish the anticipated benefits of the Merger;

•	each of Callaway and Topgolf may incur significant transaction costs in connection with the Merger

•	third parties may terminate or alter existing relationships with Callaway or Topgolf;

•

while the Merger is pending, Topgolf is subject to certain interim operating covenants, including a covenant that requires Topgolf to maintain its business in the ordinary course, which could prohibit Topgolf from taking certain actions that might otherwise be beneficial to Topgolf and its stockholders and covenants relating to incurrences of indebtedness, initiation or settlement of litigation, employee matters and other matters;

•	the risk of litigation or regulatory actions related to the Merger; and

•	other businesses, financial, operational and legal risks and uncertainties detailed in this proxy statement/prospectus/consent solicitation and from time to time in Callaway’s SEC filings.

The foregoing list is not exhaustive. For a discussion of these and other factors that may cause Callaway, Topgolf or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risk associated with the ability of Callaway and Topgolf to complete the Merger and the effect of the Merger on the business of Callaway, Topgolf and the combined company, please see the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus/consent solicitation. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Callaway and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of Callaway, Topgolf or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus/consent solicitation are current only as of the date on which the statements were made. Callaway and Topgolf undertake no obligation to update any forward-looking statements to reflect new information or events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

TOPGOLF’S SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation

You are being asked to deliver a written consent to adopt the Topgolf Merger Proposal.

The Topgolf Special Committee has considered the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and has unanimously determined that (i) the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and (ii) recommended to the Topgolf Board that they approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Upon the recommendation of the Topgolf Special Committee, the Topgolf Board has unanimously, with one member abstaining, declared that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to and in the best interests of Topgolf and its stockholders, approved the Merger Agreement and recommended that Topgolf stockholders adopt the Merger Agreement.

Accordingly, the Topgolf Board recommends that you approve the Topgolf Merger Proposal by executing and delivering the enclosed written consent.

Record Date

The Topgolf Board has set                ,                as the Topgolf record date for determining the Topgolf stockholders entitled to sign and deliver written consents with respect to the Topgolf Merger Proposal.

Topgolf Stockholders Entitled to Consent

Only Topgolf stockholders of record holding shares of Topgolf stock as of the close of business on the Topgolf record date are entitled to sign and deliver written consents with respect to the Topgolf Merger Proposal.

As of the close of business on the Topgolf record date, there were approximately (a)                 shares of Topgolf common stock outstanding and (b)                 shares of Topgolf preferred stock outstanding, consisting of approximately 3,049,672 shares of Topgolf Series A-1 preferred stock, 642,896 shares of Topgolf Series A-2 preferred stock, 7,428,982 shares of Topgolf Series B preferred stock, 19,053,685 shares of Topgolf Series C-1 preferred stock, 71,953,131 shares of Topgolf Series C-2 preferred stock, 27,869,188 shares of Topgolf Series E preferred stock, 12,297,662 shares of Topgolf Series F preferred stock, 6,666,686 shares of Topgolf Series G preferred stock, and                shares of Topgolf Series H preferred stock.

Consents; Required Consents

Written consents from (i) the holders of a majority of the outstanding shares of Topgolf common stock and Topgolf preferred stock (on an as-converted basis) voting together as a single class and (ii) the holders of 60% of the outstanding shares of Topgolf preferred stock (on an as-converted basis) voting together as a single class are required to approve the Topgolf Merger Proposal.

Concurrently with execution and delivery of the Merger Agreement, Callaway and Merger Sub entered into Support Agreements with each of the Support Stockholders. The Support Stockholders beneficially own an aggregate of approximately 62% of the outstanding capital stock of Topgolf as of the date of the Merger Agreement and 64% of the outstanding preferred stock of Topgolf as of the date of the Merger Agreement. On the terms and subject to the conditions set forth in the Support Agreements, each of the Support Stockholders has agreed, by (or effective as of no later than) the second business day following the dissemination of this proxy statement/prospectus/consent solicitation to Topgolf stockholders, to vote all of its respective outstanding shares of Topgolf common stock and Topgolf preferred stock held by each Support Stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby, including Merger, and against any competing acquisition proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement, in which case, the Support Stockholders, taken together, would only be required to vote a number of shares equal to (a) 30% of all shares of the Topgolf common stock and the Topgolf preferred stock (on an as-converted basis) being considered as its own class and (b) 39% of all shares of the Topgolf preferred stock (on an as-converted basis) being considered as its own class, and each Support Stockholder would be entitled, in its sole discretion, to vote its remaining shares in any manner.

The delivery of the written consent by each of the Support Stockholders pursuant to the Support Agreements will be sufficient to approve the Topgolf Merger Proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement. For a more detailed description of the Support Agreements, see the section titled “Agreements Related to the Merger—Support Agreement” beginning on page 155 of this proxy statement/prospectus/consent solicitation.

Submission of Consents

You may consent to the Topgolf Merger Proposal with respect to your shares of Topgolf stock by completing, dating and signing the written consent enclosed with this proxy statement/prospectus/consent solicitation and returning it to Topgolf.

If you hold shares of Topgolf stock as of the close of business on the Topgolf record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Topgolf. You may return your written consent to Topgolf by emailing a .pdf copy to                or by mailing your written consent to                .

You are urged to return a completed, dated and signed written consent by the target date, which is currently                , Central Time, on                 ,                . The target date is the date on which Topgolf expects to receive the written consents of each Support Stockholder under the Support Agreements. Topgolf reserves the right to extend the final date for the receipt of written consents beyond the target date. Any such extension may be made without notice to Topgolf stockholders. Once a sufficient number of consents to adopt the Merger Agreement have been received, the consent solicitation will conclude. The delivery of the written consent by each of the Support Stockholders pursuant to the Support Agreements will be sufficient to approve the Topgolf Merger Proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the Topgolf Merger Proposal. A written consent to approve the Topgolf Merger Proposal is equivalent to a vote for such proposal. If you fail to execute and return your written consent, or otherwise withhold your written consent, it has the same effect as voting against the Topgolf Merger Proposal.

If you are a record holder of shares of Topgolf stock as of the close of business on the Topgolf record date, you may change or revoke your written consent (subject to any contractual obligations you may otherwise have) at any time prior to                , Central Time, on                  ,                (or, if earlier, before the consents of a sufficient number of shares to approve the Topgolf Merger Proposal have been delivered to Topgolf). If you wish to change or revoke your consent before that time, you may do so by sending a notice of revocation by emailing a .pdf copy to                 or by mailing your written consent to                 . However, pursuant to the Support Agreements, the written consents to be received by Topgolf from the Support Stockholders will be irrevocable.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Topgolf. Officers and employees of Topgolf may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE SPECIAL MEETING OF CALLAWAY STOCKHOLDERS

Date, Time and Place

The Special Meeting will be held on,                ,                , commencing at                a.m., Pacific Time, unless postponed or adjourned to a later date.

The Special Meeting will be held entirely online. You will be able to attend and participate in the Special Meeting online by visiting                , where you will be able to listen to the meeting live, submit questions and vote.

Callaway is sending this proxy statement/prospectus/consent solicitation to its stockholders in connection with the solicitation of proxies by the Callaway Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. This proxy statement/prospectus/consent solicitation is first being furnished to Callaway stockholders on or about                , 2020.

Purposes of the Special Meeting

The purposes of the Special Meeting are:

1.

To approve the issuance of shares of common stock of Callaway to stockholders of Topgolf pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A, referred to in this proxy statement/prospectus/consent solicitation as the “Callaway Merger Proposal”; and

2.

To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Callaway Merger Proposal, referred to in this proxy statement/prospectus/consent solicitation as the “Adjournment Proposal.”

The approval of the Callaway Merger Proposal is a condition to completion of the Merger. The issuance of Callaway common stock in connection with the Merger will not take place unless the Callaway Merger Proposal is approved by Callaway stockholders and the Merger is consummated.

Recommendation of the Callaway Board

•

The Callaway Board has determined and believes that the issuance of shares of Callaway’s common stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, Callaway and its stockholders and has approved such issuance. The Callaway Board unanimously recommends that Callaway stockholders vote “FOR” the Callaway Merger Proposal to approve the issuance of shares of Callaway common stock pursuant to the Merger Agreement.

•

The Callaway Board has determined and believes that adjourning the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Callaway Merger Proposal is fair to, in the best interests of, and advisable to, Callaway and its stockholders and has approved and adopted the proposal. The Callaway Board unanimously recommends that Callaway stockholders vote “FOR” the Adjournment Proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Callaway Merger Proposal.

Record Date and Voting Power

Only holders of record of Callaway common stock at the close of business on the record date,                 ,                , are entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. At the close of business on the record date, Callaway had                shares of common stock outstanding and entitled to vote. Each share of Callaway common stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus/consent solicitation is solicited on behalf of the Callaway Board for use at the Special Meeting.

If, as of the record date referred to above, you are a Callaway stockholder and your shares of Callaway common stock are registered directly in your name with Callaway’s registrar and transfer agent, Computershare, you are considered a stockholder of record with respect to those shares. Whether or not you plan to attend the Special Meeting online, Callaway urges you to fill out and return the proxy card or vote by proxy over the telephone or on the Internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the Internet or by telephone. Whether or not you plan to attend the Special Meeting, Callaway encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the Special Meeting, you may still attend the Special Meeting and vote in person. In such case, your previously submitted proxy will be disregarded.

•

To vote at the Special Meeting, attend the virtual Special Meeting by accessing the link above and selecting “I have a Control Number.” Enter your control number shown on the proxy card and the password, which is                . If you cannot locate your proxy card but would still like to attend the virtual Special Meeting, you can contact Computershare, or you can join as a guest by selecting “I am a guest.” Guest attendees will not be allowed to vote or submit questions at the virtual Special Meeting.

•

To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Special Meeting, Callaway will vote your shares in accordance with the proxy card.

•	To vote by proxy over the Internet, follow the instructions provided on your proxy card.

•	To vote by telephone, you may vote by proxy by calling the toll free number found on proxy card.

Votes submitted by proxy via the Internet, by telephone or by mail must be received by 1:00 a.m., Pacific Time, on            ,            .

If, as of the record date, your shares of Callaway common stock are held in a stock brokerage account, by a bank, broker, trustee or other nominee, you are considered the beneficial owner of shares held in street name and this proxy statement/prospectus/consent solicitation, including the related proxy materials, are being forwarded to you by your bank, broker, trustee or other nominee that is considered the owner of record of those Callaway shares. As the beneficial owner of such Callaway shares, you have the right to instruct your bank, broker, trustee or other nominee on how to vote your shares.

To vote in person at the Special Meeting, you must register online in advance and obtain a “legal proxy” from your bank, broker, trustee or other nominee. Once you have received a legal proxy from your bank, broker, trustee or other nominee, please email a scan or image of it to Callaway’s registrar and transfer agent, Computershare, at legalproxy@computershare.com, with “Legal Proxy” noted in the subject line. If you do request a legal proxy from your bank, broker, trustee or other nominee, the issuance of the legal proxy will invalidate any prior voting instructions you have given and will prevent you from giving any further voting instructions to your bank, broker, trustee or other nominee to vote on your behalf, and, in that case, you would only be able to vote at the virtual Special Meeting. Requests for registration must be received by Computershare no later than 5:00 p.m., Eastern Time, on                 ,                .

Upon receipt of your valid legal proxy, Computershare will provide you with a control number by email. Once provided, you can attend and participate in the virtual Special Meeting by accessing the link above and selecting “I have a Control Number.” Enter the control number provided by Computershare and the password, which is                . If you do not have a legal proxy but would still like to attend the virtual Special Meeting, you can join as a guest by selecting “I am a guest.” Guest attendees will not be allowed to vote or submit questions at the virtual Special Meeting.

Callaway provides Internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

If you do not give instructions to your broker, your broker can vote your Callaway shares with respect to “discretionary,” routine items but not with respect to “non-discretionary,” non-routine items. Discretionary items are proposals considered routine under Rule 452 of the NYSE on which your broker may vote shares held in “street name” in the absence of your voting instructions. It is anticipated that the Callaway Merger Proposal will be non-routine. Brokers and other nominees cannot vote your shares on the Callaway Merger Proposal without receiving instructions from you, and therefore broker non-votes may occur with respect to the Callaway Merger Proposal. It is anticipated that the Adjournment Proposal will be routine. A bank, broker, trustee or other nominee may generally vote your shares on routine matters even without receiving instructions from you, and therefore no broker non-votes are expected with respect to the Adjournment Proposal.

All properly executed proxies that are not revoked will be voted at the Special Meeting and at any adjournments or postponements of the Special Meeting in accordance with the instructions contained in the proxy. If a holder of Callaway common stock executes and returns a proxy and does not specify otherwise, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendation of the Callaway Board.

If you are a stockholder of record of Callaway, you may revoke your proxy and change your vote at any time before your shares are voted at the Special Meeting by taking any of the following actions:

•	filing with Callaway’s Corporate Secretary either a written notice of revocation or a duly executed proxy dated later than the proxy you wish to revoke;

•	voting again on a later date via the Internet or by telephone by no later than 1:00 a.m., Pacific Time, on , (in which case only your latest Internet or telephone proxy submitted will be counted); or

•	attending the Special Meeting online and voting by following the instructions at (your attendance at the Special Meeting, in and of itself, will not revoke your proxy).

Any written notice of revocation or later dated proxy that is mailed must be received by Callaway’s Corporate Secretary before the close of business on                 ,                , and should be addressed as follows: Callaway Golf Company, Attention: Corporate Secretary, 2180 Rutherford Road, Carlsbad, California 92008.

If you are a beneficial owners of Callaway shares held in street name, you must follow the instructions provided by your bank, broker, trustee or other nominee if you wish to change your vote.

Required Vote

Under Delaware law and the Callaway Bylaws, the holders of a majority of the Callaway common stock issued and outstanding and entitled to vote at the Special Meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at the Special Meeting. If you submit a properly executed proxy via the Internet or by telephone or mail, regardless of whether you abstain from voting on one or more matters, your shares of Callaway common stock will be counted as present at the Special Meeting for the purpose of determining a quorum. Broker non-votes will also be counted as present for the purpose of determining the presence of a quorum at the Special Meeting.

Assuming a quorum is present at the Special Meeting, the affirmative vote of the holders of a majority of the shares of Callaway common stock having voting power present in person or represented by proxy at the Special

Meeting is required for each of the proposals described in this proxy statement/prospectus/consent solicitation. Approval of the Callaway Merger Proposal is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of the Callaway Merger Proposal. The issuance of Callaway common stock in connection with the Merger will not take place unless the Callaway Merger Proposal is approved by Callaway stockholders and the Merger is consummated.

The inspector of election will determine whether a quorum is present and will tabulate the votes cast at the Special Meeting. For purposes of determining whether a proposal is approved, abstentions are counted in the tabulation of shares of Callaway common stock present in person or represented by proxy and have the same effect as voting against a proposal. With regard to the approval of the Callaway Merger Proposal and the Adjournment Proposal, broker non-votes are not considered as shares having voting power present in person or represented by proxy and will not be counted toward the vote total and therefore will have no effect on the outcome of a proposal.

As of                 ,         , the directors and certain executive officers of Callaway owned or controlled        % of the outstanding shares of Callaway common stock entitled to vote at the Special Meeting.

Solicitation of Proxies

Callaway will pay the cost of preparing, assembling, printing, mailing and filing this proxy statement/prospectus/consent solicitation and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Callaway common stock for the forwarding of solicitation materials to the beneficial owners of Callaway common stock. Callaway will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. The solicitation of proxies by mail may be supplemented by telephone, facsimile, Internet and personal solicitation by directors, officers and other employees of Callaway, but no additional compensation will be paid to such individuals. Callaway has retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a base fee of approximately $25,000, plus out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus/consent solicitation, the Callaway Board does not know of any business to be presented at the Special Meeting other than the Callaway Merger Proposal and the Adjournment Proposal. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

MATTERS BEING SUBMITTED TO A VOTE OF CALLAWAY STOCKHOLDERS

Proposal No. 1: Approval of the Callaway Merger Proposal

At the Special Meeting, Callaway stockholders will be asked to approve the issuance of Callaway common stock in the Merger. Callaway currently estimates that it will issue approximately 90 million shares of common stock to the stockholders of Topgolf (excluding Callaway) for 100% of the outstanding equity of Topgolf. The shares of Callaway common stock to be issued to Topgolf stockholders pursuant to the Merger Agreement as Merger Consideration will be calculated using the Exchange Ratio. The Exchange Ratio will be based on (i) an equity value of Topgolf of approximately $1.986 billion and (ii) a price per share of Callaway common stock fixed at $19.40.

Immediately following the Merger, it is expected that the former Topgolf stockholders (other than Callaway) will own approximately 48.5% of the fully-diluted common stock of Callaway, with the Callaway stockholders as of immediately prior to the Merger holding approximately 51.5% of the fully-diluted common stock of Callaway, subject to certain assumptions, including the receipt of approximately $47.1 million of cash proceeds in connection with the Topgolf Series H Preferred Offering, as described in more detail below.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Callaway common stock in the Merger are described in detail in the other sections in this proxy statement/prospectus/consent solicitation. A copy of the Merger Agreement is attached as Annex A.

Under the NYSE Listing Rules, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the Merger is completed, it is currently estimated that Callaway will issue approximately 90 million shares of Callaway common stock in connection with the Merger, which will exceed 20% of the shares of Callaway common stock outstanding before such issuance and for this reason Callaway must obtain the approval of the Callaway stockholders for the issuance of shares of Callaway common stock in connection with the Merger.

Vote Required. Assuming a quorum is present, the affirmative vote of the holders of a majority of the shares of Callaway common stock having voting power present in person or represented by proxy at the Special Meeting is required for approval of the Callaway Merger Proposal.

THE CALLAWAY BOARD UNANIMOUSLY RECOMMENDS A

VOTE “FOR” THE CALLAWAY MERGER PROPOSAL

Proposal No. 2: Approval of the Adjournment Proposal

If Callaway fails to receive a sufficient number of votes to approve the Callaway Merger Proposal, Callaway may propose to adjourn the Special Meeting, for a period of not more than 10 days, for the purpose of soliciting additional proxies to approve the Callaway Merger Proposal. In that event, Callaway stockholders will be asked to vote only upon the Adjournment Proposal and not on any other proposal.

In this proposal, Callaway is asking its stockholders to authorize the holder of any proxy solicited by the Callaway Board to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to adjourn the Special Meeting, for a period of not more than 10 days, for the purpose of soliciting additional proxies. If Callaway stockholders approve the Adjournment Proposal, Callaway could adjourn the Special Meeting and any adjourned session of the Special Meeting and use the additional time to solicit additional proxies, including from Callaway stockholders that previously have returned properly executed proxies or authorized a proxy by using the Internet or telephone. Among other things, approval of the Adjournment Proposal could mean that, even if Callaway has received proxies representing a sufficient number of votes against the approval of the Callaway Merger Proposal to defeat that proposal, Callaway could adjourn the Special Meeting without a vote on the Callaway Merger Proposal and seek to obtain sufficient votes in favor of such proposal in order to obtain approval of that proposal.

Callaway currently does not intend to propose adjournment at the Special Meeting if there are sufficient votes to approve the Callaway Merger Proposal.

Vote Required. Assuming a quorum is present, the affirmative vote of the holders of a majority of the shares of Callaway common stock having voting power present in person or represented by proxy at the Special Meeting is required for approval of this proposal.

THE CALLAWAY BOARD UNANIMOUSLY RECOMMENDS A

VOTE “FOR” THE ADJOURNMENT PROPOSAL

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 128 of this proxy statement/prospectus/consent solicitation describe the material aspects of the Merger and the Merger Agreement. While Callaway and Topgolf believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus/consent solicitation for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus/consent solicitation. See the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

Background of the Merger

Each of Callaway and Topgolf periodically evaluates opportunities to achieve its long-term operational and financial goals and to enhance stockholder value, including through potential strategic transactions such as business combinations, divestitures, acquisitions and similar transactions. Callaway’s ongoing evaluation of such opportunities has focused on, among other things, expanding beyond the core golf equipment business to provide further opportunities for growth, particularly in complementary businesses connected with golf or the active lifestyle market. In that regard, Callaway has acquired several complementary businesses over the past several years to further its growth, including OGIO, TravisMathew and Jack Wolfskin.

As part of Callaway’s ongoing evaluation of strategic opportunities, Callaway established a business relationship with Topgolf in 2006 as Topgolf began to expand in the United States. Callaway viewed Topgolf as a potential high-growth, complementary business and entered into a preferred vendor relationship to become the exclusive provider of golf equipment to Topgolf, and also became an investor in Topgolf. Callaway continued to expand its relationship with Topgolf over the ensuing years, investing in additional rounds of preferred stock financing that ultimately resulted in Callaway’s approximately 14.3% ownership percentage of Topgolf stock, and in 2012 Mr. Brewer joined the Topgolf Board.

Topgolf’s ongoing evaluation of strategic opportunities has included, from time to time, among other things, (i) continuing to execute on Topgolf’s standalone business and growth plan, (ii) potential opportunities for significant partnerships, strategic alliances, or acquisitions or business combinations to grow Topgolf’s business and operations, (iii) a proposed initial public offering of Topgolf’s common stock (an “IPO”) and (iv) a possible sale of, or business combination involving, Topgolf. In particular, to fund Topgolf’s standalone business and growth plans, Topgolf has executed a number of preferred stock financing issuances to Topgolf stockholders over the years, including to its four largest stockholders: Callaway (as referenced above), Providence, Dundon and WestRiver, each of which has a representative on the Topgolf Board, has provided meaningful input on key Topgolf decisions and has been a significant financing source to address Topgolf’s funding needs for the last several years.

Beginning in the summer of 2019, Topgolf commenced initial preparations for a potential IPO. After evaluating several investment banks, the Topgolf Board authorized the engagement of Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as lead underwriter for the potential IPO.

On December 20, 2019, Topgolf confidentially submitted a draft registration statement on Form S-1 to the SEC with respect to an IPO. Following this initial submission, Topgolf continued to prepare for a potential IPO and ultimately confidentially submitted two additional amendments to the draft registration statement to the SEC in February 2020 and March 2020.

Concurrently with its preparations for an IPO, Topgolf also engaged Morgan Stanley to conduct a limited market outreach to gauge potential investors’ interest in a strategic transaction to explore other avenues to support Topgolf’s growth plans and funding requirements. As part of these efforts, Topgolf executed non-disclosure agreements with Party A, Party B, Party C, Party D and Party E in February 2020, and Morgan Stanley engaged in an exploratory discussion with Party F. In addition, during February through mid-March 2020, Topgolf senior executives met with Party A, Party B, Party C (Party B and C being affiliated) and Party D to share initial information with respect to Topgolf’s business as well as participate in management presentations with Party A, Party B, Party C and Party D.

On March 14, 2020, in light of the global developments regarding the COVID-19 pandemic, the Topgolf Board held a special meeting to discuss the impact of the COVID-19 pandemic on Topgolf’s business and growth plans, and to address Topgolf’s response to such events. At this meeting, the Topgolf Board determined it appropriate to engage advisors to advise the Topgolf Board as it navigated the resulting disruption to Topgolf’s business, the potential unprecedented reduction to its revenue generation resulting from the pandemic, as well as to assist in evaluating potential financing arrangements to preserve and provide capital as a result of such developments.

On March 16, 2020, Topgolf engaged Alvarez & Marsal North America, LLC (“A&M”) to advise the Topgolf Board on managing liquidity, given the various constraints faced by Topgolf as a result of the COVID-19 pandemic. Topgolf also engaged Lazard Freres & Co. LLC, (“Lazard”) to assist the Topgolf Board in evaluating financing options available to Topgolf as well as a potential credit agreement amendment to address potential issues resulting from the COVID-19 pandemic with respect to the covenants under Topgolf’s credit agreement. In addition, Topgolf engaged Weil, Gotshal & Manges LLP (“Weil”) as outside counsel to advise the Topgolf Board. The Topgolf Board determined the engagement of each of A&M, Lazard and Weil was appropriate under the circumstances, and considered each advisor’s capabilities, relevant transaction experience, and potential conflicts of interest, including Weil’s representation of Providence and its affiliates.

During the week of March 16, 2020, in response to the COVID-19 outbreak and related COVID Orders, Topgolf shut down all company-operated domestic and international Topgolf venues. Facing significant liquidity concerns from the mandated closure of Topgolf’s venues and the COVID-19 pandemic, Topgolf senior executives also held a number of meetings and discussions with various members of the Topgolf Board, A&M, Lazard and Weil to assess the impact of COVID-19 on Topgolf’s business and evaluate potential contingencies. As part of these efforts, Topgolf senior management shifted its focus away from progressing the IPO process to concentrate their efforts on resolving Topgolf’s liquidity concerns resulting from the COVID-19 pandemic, and thereafter discontinued the IPO work stream.

On March 25, 2020, the Topgolf Board determined it appropriate to establish a special committee of independent directors (the “Topgolf Special Committee”) to evaluate, explore and negotiate, and ultimately to recommend to the Topgolf Board, potential financing arrangements. At that time, the Topgolf Special Committee was primarily established to centralize work streams to assess available financing transactions, oversee the process of a credit agreement amendment, and consider alternative solutions in the event acceptable financing was not available. In connection therewith, Mr. Alstead was appointed the sole member of the Topgolf Special Committee.

On March 27, 2020, Mr. Panagos was appointed to the Topgolf Board and as the second member of the Topgolf Special Committee.

On March 29, 2020, Morgan Stanley and Mr. Anderson had preliminary discussions with Party G, a special purpose acquisition company, with respect to a potential transaction involving Topgolf.

From late March 2020 through early April 2020, the Topgolf Special Committee and the Topgolf Board met regularly with Topgolf senior executives, A&M, Lazard and Weil to evaluate and implement measures to address Topgolf’s liquidity concerns. These efforts included reductions in capital expenditures, negotiations of rent deferrals under Topgolf’s leases and a potential credit agreement amendment.

On April 13, 2020, given Topgolf’s focus on addressing its liquidity concerns, Mr. Brewer contacted members of the Topgolf Board to inform them that Callaway might be willing to explore terms of a potential strategic combination between Callaway and Topgolf.

On April 14, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard and Weil in attendance. During this meeting, the Topgolf Special Committee considered terms proposed by Morgan Stanley with respect to advising on a third-party equity financing process and other potential strategic alternatives. The Topgolf Special Committee determined it appropriate to further discuss these proposed terms with Morgan Stanley before formally engaging Morgan Stanley.

Later that day, the Topgolf Board held a meeting at which Topgolf senior executives, A&M, Lazard and Weil were in attendance. At the meeting, Weil and the Topgolf Special Committee outlined for the Topgolf Board potential options for Topgolf to obtain financing, including debt financing from Callaway, Providence, Dundon and WestRiver. The Topgolf Special Committee recommended to the Topgolf Board that a proposal be developed in connection with such stockholder debt financing.

On April 16, 2020, the Topgolf Special Committee held a meeting with A&M, Lazard and Weil in attendance. Lazard and Weil reviewed with the Topgolf Special Committee illustrative proposed terms for short-term debt financing from Callaway, Providence, Dundon and WestRiver. The terms included $27 million in debt financing to be funded in early May to ensure sufficient liquidity through June 2020, $41 million in debt financing to be funded in early June, an additional round of debt financing in August and additional equity financing thereafter. The Topgolf Special Committee requested that the proposal be distributed to the Topgolf Board for discussion. The Topgolf Special Committee also directed that a proposed debt-financing term sheet be delivered to Callaway, Providence, Dundon and WestRiver in the coming days and that Topgolf should proceed with negotiating the terms of the proposal. At the same meeting, Weil reviewed proposed terms relating to a potential credit agreement amendment.

Later that day, Morgan Stanley reported to the Topgolf Special Committee the earlier initial discussions between Morgan Stanley and Party G that had taken place in March, and requested approval to enter into a non-disclosure agreement to further explore a transaction with Party G. The Topgolf Special Committee authorized Morgan Stanley to work with Weil on a non-disclosure agreement with Party G, which was subsequently executed on April 24, 2020.

On April 17, 2020, the Topgolf Board held a meeting with Topgolf senior executives, A&M, Lazard and Weil in attendance. During this meeting, the Topgolf Special Committee reviewed with the Topgolf Board the terms of the short-term stockholder debt financing, including the proposed amount of $27 million. In addition, the Topgolf Special Committee reviewed with the Topgolf Board the potential process associated with securing a longer-term capital solution. The Topgolf Special Committee presented its view that short-term financing was necessary in light of the impact of COVID-19 on Topgolf’s business, and that it would be advancing the terms of the short-term debt financing proposal with Callaway, Providence, Dundon and WestRiver. The Topgolf Board acknowledged Topgolf’s short-term funding needs and noted its support of further exploring stockholder debt financing after each stockholder had engaged advisors.

Also on April 17, 2020, Topgolf formally notified the SEC of its decision to withdraw its submission in relation to the IPO.

For the remainder of April 2020, the Topgolf Special Committee and the Topgolf Board held multiple meetings each week with Topgolf senior executives, A&M, Lazard and Weil in attendance. During this period, the Topgolf Special Committee and senior management negotiated the terms of the short-term stockholder debt financing proposal with Callaway, Providence, Dundon and WestRiver and their respective counsel. During this period, the Topgolf Special Committee continued to explore potential long-term financing options, including proposed terms in relation to a credit agreement amendment.

On May 1, 2020, the Topgolf Special Committee held a meeting at which Topgolf senior executives, A&M, Lazard and Weil were in attendance. The Topgolf Special Committee also invited Morgan Stanley to this meeting to present the timing and benefits of a potential third-party equity financing process, including the scope of potential outreach to interested third parties. At the same meeting, Lazard presented the Topgolf Special Committee with considerations in relation to a potential third-party debt financing. Lazard noted the challenges that Topgolf could face in obtaining debt financing, and discussed potentially approaching existing lenders for a potential refinancing or an incremental debt facility. Upon consideration of both proposals, the Topgolf Special Committee determined it appropriate to focus on potential debt financing avenues to address Topgolf’s liquidity concerns for the time being, and decided to report their recommendation to the Topgolf Board later that week.

On May 4, 2020, representatives from Callaway met with members of the Topgolf Board with representatives from Goldman Sachs in attendance, to discuss certain financial matters with respect to a potential business combination between Callaway and Topgolf. Goldman Sachs had been previously engaged by Callaway in connection with various strategic matters, and at such time, the Callaway Board determined that the engagement of Goldman Sachs was appropriate under the circumstances, including giving consideration to Mr. Ogunlesi being an independent director of the Goldman Sachs Group, Inc.

On May 5, 2020, Topgolf began reopening certain of its venues in compliance with applicable COVID-19 guidance promulgated by governmental authorities.

Later on May 5, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard and Weil in attendance. During this meeting, the Topgolf Special Committee discussed the status of the various efforts to address Topgolf’s liquidity requirements, including with respect to a potential credit agreement amendment and a potential equity financing process. Weil updated the Topgolf Special Committee on preliminary indications from Callaway, Providence, Dundon and WestRiver that they would be willing to invest additional equity, and that Providence had communicated it was developing proposed terms in respect of such financing. During this meeting, the Topgolf Special Committee also discussed potentially initiating a broader third-party equity marketing process to be conducted by Morgan Stanley. The Topgolf Special Committee noted it would not be practical to engage in a third-party equity financing process in the near term, given restrictions under Topgolf’s organizational documents, and that a third-party process led by Morgan Stanley would not be necessary if an equity financing opportunity would be offered to all qualifying Topgolf stockholders as well as to Callaway, Providence, Dundon and WestRiver. Thereafter, the Topgolf Special Committee determined that a broad third-party equity marketing process conducted by Morgan Stanley would not be required or practical for the time being.

On May 6, 2020, Morgan Stanley received a proposal from Party G, which was forwarded to the Topgolf Special Committee. The Party G proposal contemplated an acquisition by Party G of Topgolf and contemplated an enterprise value of Topgolf in a range of $3.6 billion to $4.2 billion. The proposal also contemplated that certain third-party sources would agree to provide $100 million in capital upon announcement of a transaction, and indicated that Party G could contribute up to $700 million to Topgolf from Party G’s trust account upon closing of the transaction.

On May 8, 2020, Providence submitted to the Topgolf Special Committee a term sheet proposing terms for a potential equity financing of a newly established series of Topgolf Series H preferred stock to be issued to all qualifying Topgolf stockholders to address Topgolf’s immediate funding needs.

Later that day, the Topgolf Special Committee met, with A&M, Lazard and Weil in attendance. The Topgolf Special Committee evaluated Party G’s proposal, and directed Weil to send the Party G proposal to the Topgolf Board for further discussion as to whether a more comprehensive analysis of the proposal was appropriate. The Topgolf Special Committee also discussed Providence’s proposal with respect to the potential Topgolf Series H Preferred Offering. The Topgolf Special Committee identified additional information required from Providence to evaluate the potential Topgolf Series H Preferred Offering and directed Weil to discuss the open points with Providence. The Topgolf Special Committee also received an update from Weil on the progress of the stockholder short-term debt financing and informal discussions that Weil had with counsel to Topgolf’s lenders with respect to a potential credit agreement amendment.

On May 12, 2020, the Topgolf Special Committee met, with A&M, Lazard and Weil in attendance. The Topgolf Special Committee discussed approaching Topgolf’s lenders for a potential credit agreement amendment, and evaluated illustrative dilution under the terms proposed by Providence in relation to the potential Topgolf Series H Preferred Offering. Following these discussions, the Topgolf Special Committee directed Weil to prepare a revised term sheet for the potential Topgolf Series H Preferred Offering for circulation to Callaway, Providence, Dundon and WestRiver and their respective counsel.

Also on May 12, 2020, the Callaway Board met, with members of Callaway’s senior management and representatives from Goldman Sachs in attendance. Mr. Brewer provided an update on the status of Topgolf’s business, including the effect of COVID-19, projected funding needs, and valuation. Goldman Sachs presented its preliminary views on process of a potential strategic combination with Topgolf and its preliminary financial analyses related thereto. Following such presentation and after considering all relevant factors, the Callaway Board authorized Callaway to submit an indication of interest for a potential strategic combination with Topgolf for Callaway common stock.

Following that meeting, Mr. Brewer communicated to Mr. Anderson his intent to send to the Topgolf Board a proposal with respect to a proposed strategic combination involving Topgolf and Callaway.

On May 13, 2020, Callaway submitted to Topgolf a non-binding indication of interest to acquire 100% of the equity interests of Topgolf in exchange for Callaway common stock, reflecting an equity value of approximately $1.6 billion plus the assumption of Topgolf’s outstanding net indebtedness valued at an estimated $636 million, implying a total enterprise value of approximately $2.236 billion. The proposal assumed that, based on Callaway’s closing share price on May 12, 2020 of $12.29 per share, following the transaction, the existing Topgolf stockholders (other than Callaway) would own approximately 53.5% of the equity of the combined company. The proposal also assumed that Topgolf’s stockholders (including Callaway) would provide an estimated $212 million in equity to fund the Topgolf business prior to closing, and that Callaway would raise an additional $250 million of capital to fund the growth of the Topgolf business. Callaway’s proposal also noted additional areas of diligence that would be required to be completed to finalize its proposal.

On May 14, 2020, the Topgolf Board met, with Topgolf senior executives, Lazard and Weil in attendance. At the meeting, the Topgolf Special Committee presented its views as to the terms of the proposed Topgolf Series H Preferred Offering. The Topgolf Special Committee noted for the Topgolf Board the receipt of the Party G and Callaway proposals, and recommended the Topgolf Board continue to primarily focus in the near-term on securing financing and a potential credit agreement amendment to address Topgolf’s near-term liquidity concerns, while also evaluating the proposals from both Party G and Callaway. During this meeting, Mr. Brewer disclosed his interest in the Callaway proposal and provided an overview of the Callaway proposal, departing the meeting shortly thereafter. The Topgolf Special Committee thereafter directed Weil to provide advice on an appropriate framework in which to consider the two proposals, in light of Mr. Brewer’s interest in the Callaway proposal.

On May 15, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard and Weil in attendance. Weil presented to the Special Committee its views as to the next steps in relation to the proposed Topgolf Series H Preferred Offering. In addition, with respect to the Party G and Callaway proposals, Weil advised the Topgolf Special Committee with respect to the Topgolf Special Committee’s and the Topgolf Board’s fiduciary duties in this context, as well as processes to comply with such fiduciary duties in reviewing and analyzing such proposals. Thereafter, the Topgolf Special Committee directed Weil to prepare advice to the Topgolf Special Committee in connection with evaluating the Party G proposal and the Callaway proposal, with a subsequent presentation to the Topgolf Board.

On May 19, 2020, the Topgolf Special Committee held a meeting, with Topgolf senior executives, A&M, Lazard and Weil in attendance. At the meeting, the Topgolf Special Committee reviewed the status of Topgolf’s venue re-openings, the favorable impact of such re-openings on Topgolf’s cash flow forecast and the impact on

Topgolf’s short-term financing needs, which were lowered in light of these developments. Weil also updated the Topgolf Special Committee on progress with respect to the proposed Topgolf Series H Preferred Offering, including ongoing negotiations with Callaway, Providence, Dundon and WestRiver. At the meeting, the Topgolf Special Committee also evaluated the advisability of a potential wider strategic process in connection with the evaluation of the proposals from Party G and Callaway. The Topgolf Special Committee was of the view that it would be advisable to solicit proposals from additional parties that, based on the advice of its advisors, would be interested in a transaction with Topgolf, and decided to discuss such approach with the Topgolf Board at the meeting scheduled later that day.

Later on the same day, the Topgolf Board held a meeting, with Topgolf senior executives, A&M, Lazard and Weil in attendance. At the meeting, the Topgolf Special Committee discussed the ongoing progress with the proposed Topgolf Series H Preferred Offering, including the process of offering all qualifying Topgolf stockholders the opportunity to participate in the offering. Weil provided an overview of the fiduciary duties of the Topgolf Board that would be applicable in this context, including the process by which to evaluate the Party G and Callaway proposals. In addition, the Topgolf Special Committee advised the Topgolf Board of its views with respect to implementing a wider strategic process to evaluate proposals from Party G, Callaway and other potential parties. The Topgolf Board then revisited the potential engagement of Morgan Stanley in coordinating such process and discussed the potential types of parties with which to initiate outreach, noting its support of engaging Morgan Stanley to advise Topgolf and explore strategic alternatives with Party G, Callaway and other potential strategic parties. Following such discussions, the Topgolf Special Committee directed Morgan Stanley to implement a strategic process to initiate discussions with and solicit proposals from certain strategic parties.

On May 22, 2020, the Topgolf Special Committee met, with Topgolf senior executives, Morgan Stanley and Weil in attendance. Morgan Stanley reviewed with the Topgolf Special Committee its views as to the potential processes to evaluate the Party G and Callaway proposals and discussed with the Topgolf Special Committee the advisability of engaging with other potential third parties. Weil then reviewed with the Topgolf Special Committee the terms of the proposed short-term stockholder debt financing that had been negotiated with Callaway, Providence, Dundon and WestRiver. The Topgolf Special Committee determined that such financing was in the best interests of Topgolf, and determined to recommend to the Topgolf Board approval of the terms of the short-term stockholder debt financing.

Between May 22, 2020 and May 28, 2020, Morgan Stanley re-engaged with Party A, Party B, Party C and Party F for discussions with respect to a potential transaction, and initiated an introductory discussion with Party H.

On May 26, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. Morgan Stanley presented to the Topgolf Special Committee an overview of potential strategic options and recommended processes to evaluate the Party G proposal and the Callaway proposal and engage with the identified potential third parties. Morgan Stanley also updated the Topgolf Special Committee on conversations it had with Party B, Party C, Party F and Party H. Party B and Party C requested additional information on Topgolf. Party H had not indicated a significant interest in a potential transaction, but remained open to potentially exploring a further discussion. The Topgolf Special Committee authorized Morgan Stanley to continue advancing discussions with these counterparties, including with respect to initiating a due diligence process with Party G and Callaway.

Later on May 26, 2020, the Topgolf Board met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. The Topgolf Special Committee recommended the Topgolf Board approve entry into the short-term stockholder debt financing, and upon such recommendation the Topgolf Board (following the recusal of certain directors affiliated with Callaway, Providence, Dundon and WestRiver) approved Topgolf’s entry into a note purchase agreement in respect of the short-term stockholder debt financing (the “Note Purchase Agreement”). In addition, the Topgolf Board discussed the Party G proposal and the Callaway proposal, as well as discussions between Morgan Stanley and Party B, Party C, Party F and Party H, as discussed in the prior Topgolf Special Committee meeting. The Topgolf Board was supportive of continuing discussions with the various counterparties.

On May 27, 2020, Topgolf entered into the Note Purchase Agreement with Callaway, Providence and certain Topgolf stockholders affiliated with WestRiver and Dundon, pursuant to which Topgolf issued to such investors the approximately $33.75 million aggregate principal amount of Topgolf Notes, which were issued to such stockholders at a discount of $6.8 million.

On or around May 28, 2020, Party B indicated to Morgan Stanley its interest in further exploring a transaction and requested additional information on Topgolf’s funding requirements and consideration to be received by Topgolf stockholders.

Also on May 28, 2020, Goldman Sachs communicated Callaway’s desire to enter into a mutual non-disclosure agreement to facilitate diligence between Callaway and Topgolf. Later that day, a representative of Callaway delivered a draft mutual non-disclosure agreement (which did not contain any standstill or similar provisions) to representatives of Topgolf. The mutual non-disclosure agreement was executed by the parties on May 29, 2020.

On June 2, 2020, Party G commenced financial diligence with respect to Topgolf.

Also on June 2, 2020, Callaway commenced financial diligence on Topgolf, and Topgolf and Morgan Stanley commenced reverse financial diligence on Callaway. During the weeks that followed, representatives of Goldman Sachs, Morgan Stanley, Topgolf and Callaway engaged in numerous discussions regarding due diligence matters and both exchanged due diligence information.

During the week of June 1, 2020, Morgan Stanley continued to engage in discussions with Party A, Party B, Party C and Party D and facilitate diligence requests from each party. Morgan Stanley provided further information on Topgolf requested by Party A, Party B, Party C and Party D. Party B, Party C and Party D subsequently determined not to engage in further discussions.

On June 4, 2020, representatives from Callaway’s senior management and representatives from Topgolf’s senior management met and provided detailed presentations to the other about each of their respective businesses.

On June 5, 2020, Morgan Stanley contacted Callaway and Party G to solicit revised proposals that would reflect each party’s business and financial diligence. In particular, Callaway was asked to provide further clarity on equity value and pro forma ownership, pro forma capitalization and the timeline for additional financing, and Party G was asked to provide further clarity on pro forma ownership and third-party capital commitments at the announcement of a transaction.

On June 8, 2020, Morgan Stanley engaged in diligence calls with each of Party G and Callaway. On the same day, Mr. Anderson had an introductory conversation with Party F to explore the potential business synergies with Topgolf and Party F. Party F subsequently decided not to engage in further discussions.

On June 9, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. During this meeting, Morgan Stanley reviewed with the Topgolf Special Committee the status of Callaway and Party G’s diligence efforts. In addition, Morgan Stanley presented its views on Callaway’s business, recent financial performance and related updates with respect to the COVID-19 pandemic and market trends, and discussed the financial position and outlook of Callaway. Morgan Stanley further provided an update on discussions with Party A, Party B, Party C, Party F and Party H, noting the diligence that had been provided to Party A, the introductory conversation with Party F, and that no further communication had been received from Party B, Party C and Party H.

Later that day, the Topgolf Board held a meeting, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. During this meeting, the Topgolf Special Committee updated the Topgolf Board on its discussions, and Morgan Stanley provided updates on its discussions with Party A, Party B, Party C, Party F and Party H, as discussed at the earlier Topgolf Special Committee meeting, and noted the status of its diligence efforts with respect to Callaway and Party G. After Mr. Brewer recused himself from the meeting, Morgan Stanley reviewed with the Topgolf Board Callaway’s business, recent financial performance and related updates with respect to the COVID-19 pandemic and market trends, and discussed the financial position and outlook of Callaway. Morgan Stanley recommended that, with respect to Callaway, the Topgolf Board focus on understanding pro forma capitalization and the capital necessary to fund Topgolf’s liquidity requirements, as well as the performance of Callaway’s apparel business. The Topgolf Board agreed to proceed with further diligence on Callaway.

On June 12, 2020, Morgan Stanley received a verbal indication of interest from Party A with respect to a potential acquisition of Topgolf, which included an indicative implied equity value of approximately $1.8 billion, consideration to stockholders of cash and rollover equity in Party A and an approximate five-month process to complete the transaction.

On June 16, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. Morgan Stanley provided an overview of Party A’s proposal. The Topgolf Special Committee noted that it would require additional information with respect to pro forma capitalization under Party A’s proposal to appropriately evaluate the proposal, and directed Morgan Stanley to summarize Party A’s proposal for discussion with the Topgolf Board at their later scheduled meeting.

Later that day, the Topgolf Board met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. Morgan Stanley reviewed with the Topgolf Board the Party A proposal, highlighting that Party A declined to provide detail with respect to pro forma capitalization without first conducting additional diligence. Morgan Stanley advised further that revised proposals from Callaway and Party G were forthcoming. Following discussion with the Topgolf Special Committee, the Topgolf Board decided not to engage further with Party A until seeing the revised proposals from Callaway and Party G.

Also on June 16, 2020, the Callaway Board met, with members of Callaway’s senior management and representatives from Goldman Sachs and Latham & Watkins LLP (“Latham”), Callaway’s outside legal counsel, in attendance. Goldman Sachs provided updated financial analyses from its prior meeting, and members of Callaway’s senior management also discussed their perspectives on financing the transaction. The Callaway Board discussed potentially revising its offer and increasing the Topgolf equity value. Representatives from Latham reviewed the directors’ fiduciary duties in respect of a potential strategic transaction with Topgolf. Following such presentation and after consideration of all relevant factors, the Callaway Board authorized management to submit a revised indication of interest for a potential strategic combination with Topgolf.

On June 17, 2020, Callaway submitted to Topgolf a revised non-binding proposal to acquire 100% of the equity interests of Topgolf in exchange for Callaway common stock with an aggregate equity value of $1.892 billion plus the assumption of Topgolf’s outstanding net indebtedness of an estimated $644 million, implying an enterprise value of approximately $2.536 billion. The proposal assumed that, based on Callaway’s closing share price on June 16, 2020 of $16.43 per share, following the transaction, the existing Topgolf stockholders (other than Callaway) would own approximately 51% of the equity of the combined company. The proposal also assumed that Topgolf’s stockholders (including Callaway) would provide an estimated $212 million in equity to fund the Topgolf business prior to closing, and that Callaway would raise an additional $200-$250 million of capital to fund the growth of the Topgolf business.

In addition, on June 17, 2020, Topgolf received a revised proposal from Party G. The revised proposal from Party G contemplated an acquisition by Party G of Topgolf, and valued Topgolf at an enterprise value of approximately $3.8 billion. The proposal also contemplated that certain third-party sources would agree to provide $200 million in capital upon announcement of a transaction, Party G would secure non-redemption commitments of $400 million from its initial investors, and that Party G would contribute up to $690 million to Topgolf from Party G’s trust account upon closing of the transaction.

On June 19, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. Morgan Stanley reviewed with the Topgolf Special Committee the potential options available to Topgolf to address its funding requirements. Morgan Stanley also presented the revised Callaway and Party G proposals, highlighting to the Topgolf Special Committee the differences of each proposal. With respect to the revised Party G proposal, the Topgolf Special Committee particularly noted execution risk with respect to closing, a potential funding gap in relation to Party G stockholder redemptions and uncertainty with respect to the capital commitment under the proposal, while also noting the potential faster timeline to completion of a potential transaction with Party G. With respect to the revised Callaway proposal, the Topgolf Special Committee particularly noted potential dilution resulting from the required equity funding, the potential for delay, and open points as to corporate governance, while also noting the potential value creation opportunities and the ability of the Callaway proposal to provide sufficient capital to fund Topgolf’s growth plans. The Topgolf Special Committee determined it appropriate for Morgan Stanley to present its summary to the Topgolf Board and further discuss with the Topgolf Board.

On June 20, 2020, the Topgolf Board (other than Mr. Brewer) met, with the Topgolf Special Committee, Topgolf senior executives, Morgan Stanley and Weil in attendance. The Topgolf Special Committee updated the Topgolf Board on the status of its review of the various potential strategic alternatives for Topgolf, noting the earlier discussions at the Topgolf Special Committee meeting. Morgan Stanley provided a similar overview to the Topgolf Board as it had to the Topgolf Special Committee on June 19, 2020. The Topgolf Board determined it appropriate to take additional time to further review Morgan Stanley’s presentation, and the revised proposals from Callaway and Party G, prior to making a decision at the next board meeting.

On June 23, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. During this meeting, the Topgolf Special Committee further evaluated the consideration to be received by Topgolf stockholders and the pro forma ownership of Topgolf stockholders of the combined company under each of the revised Party G and Callaway proposals. The Topgolf Special Committee also discussed with Topgolf senior executives and Morgan Stanley the impact of each proposal on the potential Topgolf Series H Preferred Offering, noting that the funding to be provided under a potential Topgolf Series H Preferred Offering would not be required under the Party G proposal. The Topgolf Special Committee also addressed the timing of next steps and negotiation of terms with respect to each proposal. The Topgolf Special Committee decided to report their discussions to the Topgolf Board for further discussion.

Later that same day, the Topgolf Board (other than Mr. Brewer) met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. The Topgolf Special Committee first reviewed with the Topgolf Board its evaluation of the terms of the Callaway and Party G proposals. Morgan Stanley then reviewed with the Topgolf Board the status of the discussions with both Callaway and Party G with respect to their proposals. Upon the recommendation of the Topgolf Special Committee, the Topgolf Board agreed to further advance discussions with Party G, and to message this decision to Callaway.

Also on June 23, 2020, Topgolf informed Callaway that it intended to move forward with a transaction with Party G.

From late June through late July 2020, the Topgolf Special Committee, the Topgolf Board, senior management, Morgan Stanley and Weil engaged in discussions with Party G and its advisors with respect to a potential transaction with Party G and met every few days to evaluate the status of such ongoing discussions.

Topgolf and Party G exchanged drafts of definitive documentation, negotiated valuation, the amount of financing to be committed by third parties, and the non-redemption commitment from Party G’s initial investors. During this time, the Topgolf Special Committee, the Topgolf Board, senior management, Morgan Stanley and Weil also continued to advance discussions on the proposed Topgolf Series H Preferred Offering, including with respect to the Topgolf Notes and terms with respect to a rights offering and a backstop to the rights offering by Callaway, Providence, Dundon and WestRiver. The Topgolf Special Committee continued to advance discussions with respect to a potential credit agreement amendment, and, at the direction of the Topgolf Special Committee, Topgolf engaged with J.P. Morgan to assist with a potential credit agreement amendment.

On July 27, 2020, Party G verbally communicated a further revised proposal to Morgan Stanley, who reported to the Topgolf Board. The revised Party G proposal reflected a lower enterprise value for Topgolf of approximately $2.4 billion in light of valuation feedback from certain investors of Party G, including third-party investors who would agree to provide $100 million in capital upon announcement of a transaction. The proposal also contemplated certain vesting triggers for shares to be received by the sponsor of Party G. The Topgolf Board determined it would be appropriate to further engage in negotiations to increase the committed financing, non-redemption commitments from Party G’s initial investors and other deal protections in favor of Topgolf.

On July 28, 2020, the Topgolf Special Committee met, with A&M, Lazard Morgan Stanley and Weil in attendance. The Topgolf Special Committee discussed the revised Party G proposal and considered the differences in structure, timing and certainty of completion of potential transactions with Party G as compared to the proposal Callaway had previously made on June 17, 2020. The Topgolf Special Committee decided to report their discussions to the Topgolf Board for further discussion. The Topgolf Special Committee also reviewed the potential Topgolf Series H Preferred Offering, including with respect to the timing of closing of the funding and terms, and determined to further advance the potential Topgolf Series H Preferred Offering. The Topgolf Special Committee also reviewed the work streams associated with the credit agreement amendment, including timing and strategy for approaching lenders.

Later that same day, the Topgolf Board (other than Mr. Brewer) met, with Topgolf senior executives, A&M, Lazard and Morgan Stanley in attendance. The Topgolf Board discussed the revised Party G proposal, including the lower enterprise value reflected in, and the deal protection terms under, Party G’s proposal. The Topgolf Board determined to continue discussions with Party G to address Party G’s proposed valuation of Topgolf, secure additional deal protections in Topgolf’s favor, as well as certainty with respect to the committed financing.

On July 30, 2020, the Callaway Board met, with members of Callaway’s senior management in attendance. Mr. Brewer and Brian Lynch, Executive Vice President and Chief Financial Officer of Callaway, discussed with the Board a potential opportunity to make an additional investment in Topgolf’s Series H preferred stock financing. Following discussion, the Callaway Board authorized management to make up to an additional $50 million investment in Topgolf’s Series H preferred stock.

On August 3, 2020, Party G submitted a further revised proposal, reflecting a revised enterprise value of Topgolf of approximately $2.6 billion. The proposal also contemplated that certain third-party sources would agree to provide $100 million in capital upon announcement of a transaction, and that Party G would secure non-redemption commitments of $220 million.

On August 4, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. The Topgolf Special Committee further considered the Party G proposal, including the proposed consideration to be paid to the Topgolf stockholders under the revised enterprise value. The Topgolf Special Committee expressed concern with respect to the value of stockholder consideration to be received under the lower enterprise value, and compared the revised Party G proposal against the proposal Callaway had previously made on June 17, 2020. The Topgolf Special Committee also considered Topgolf’s capital needs, capital to be received in respect of a transaction with Party G as compared with

Callaway and the business strategy with respect to a transaction with Party G as compared with Callaway. The Topgolf Special Committee then authorized Morgan Stanley to communicate to Callaway Topgolf’s desire to re-engage with respect to a potential strategic transaction. Thereafter, Topgolf senior executives and Morgan Stanley communicated with Callaway their desire to re-engage with respect to a potential strategic transaction.

On August 13, 2020, the Callaway Board met, with members of Callaway’s senior management and representatives from Goldman Sachs and Latham in attendance. Mr. Brewer and Mr. Lynch provided an update on the progress and current status of discussions with Topgolf. Goldman Sachs provided updated financial analyses and an overview of the transaction process to date. Following such presentation and consideration of all relevant factors, the Callaway Board authorized management to submit a revised indication of interest for a potential strategic combination with Topgolf. Based on discussions with Providence, Dundon and WestRiver, and given the proposed relative ownership percentages of such investors in the combined company following the completion of the proposed transaction, the proposal also included up to three Callaway board seats to be set aside for such investors.

On August 14, 2020, Callaway submitted to Topgolf a revised non-binding proposal to acquire 100% of the equity interests of Topgolf in exchange for Callaway common stock with an aggregate equity value of $1.9 billion, plus the assumption of Topgolf’s outstanding net indebtedness of an estimated $598 million, reflecting an enterprise value of approximately $2.498 billion. The proposal assumed that, based on Callaway’s closing share price on August 13, 2020 of $18.34 per share, following the transaction, the existing Topgolf stockholders (other than Callaway) would own approximately 49% of the equity of the combined company. The proposal also assumed that Topgolf’s stockholders (including Callaway) would provide an estimated $180 million in equity to fund the Topgolf business prior to closing. The number of shares of Callaway’s common stock to be received by Topgolf’s stockholders would be determined by an exchange ratio calculated based on the volume weighted average price of Callaway common stock over the 20 trading days prior to execution of the definitive agreement. The proposal also provided that each of Providence, Dundon and WestRiver would receive the right to nominate one director to the Callaway Board, subject to certain customary conditions. The proposal no longer assumed that Callaway would raise any additional external capital to fund the growth of the Topgolf business.

From August 14, 2020 through August 20, 2020, representatives from Callaway and Topgolf engaged in numerous discussions regarding terms of a potential transaction.

On August 18, 2020, the Topgolf Special Committee met with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. The Topgolf Special Committee noted the status of discussions with respect to Party G, particularly with respect to financing to be committed by third parties and deal certainty in respect of a transaction with Party G. The Topgolf Special Committee also noted that in the absence of a transaction with Party G, Topgolf would require approximately $180 million in funding to operate through the second half of 2021, and considered the availability of additional capital. The Topgolf Special Committee considered potential communications with respect to the Callaway proposal and open points in respect of the Party G and Callaway proposals, and reviewed the consideration to be received by Topgolf stockholders under each proposal. The Topgolf Special Committee determined it appropriate to further discuss with the Topgolf Board such information, and to discuss with the Topgolf Board its views with respect to each proposal. The Topgolf Special Committee also discussed the status of the credit agreement amendment.

Later that day, the Topgolf Board held a meeting (other than Mr. Brewer) attended by Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil. At this meeting, the discussions of the earlier Topgolf Special Meeting were reviewed with the Topgolf Board. In particular, Morgan Stanley highlighted Topgolf’s requirements for approximately $180 million to operate through the second half of 2021. The Topgolf Board directed Morgan Stanley to communicate feedback to Callaway on the Callaway proposal, particularly with respect to the consideration to be received by Topgolf stockholders and the amount of equity funding required in respect of such proposal.

On August 19, 2020, Morgan Stanley communicated to Goldman Sachs feedback on Callaway’s proposal.

On August 20, 2020, Callaway submitted a revised non-binding proposal to acquire 100% of the equity interests of Topgolf in exchange for Callaway common stock with an aggregate equity value of $1.872 billion, and the assumption of Topgolf’s outstanding net indebtedness of an estimated $678 million, implying an approximate enterprise value of $2.55 billion. The proposal also assumed that Topgolf’s stockholders (including Callaway) would provide an estimated $100 million in equity to fund the Topgolf business prior to closing, and that if additional funds were raised by Topgolf prior to closing, Callaway would increase its equity value on a dollar-for-dollar basis for the excess amount. The number of shares of Callaway’s common stock to be received by Topgolf’s stockholders would be determined by an exchange ratio calculated based on the volume weighted average price of Callaway common stock over the 20 trading days prior to execution of the definitive agreement.

On August 21, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. At the meeting, the Topgolf Special Committee discussed the revised Callaway proposal and the Party G proposal. Morgan Stanley noted that committed third-party equity financing in respect of a potential transaction with Party G was approximately $35 million short of what had been negotiated with Party G. The Topgolf Special Committee noted the implications of this development, including consideration to be delivered to stockholders and funding of Topgolf’s growth plans under a potential Party G transaction, considering the viability of a potential transaction with Party G. Shortly thereafter, Topgolf communicated to Party G its decision to explore alternatives to a potential transaction with Party G, and ceased discussions with Party G.

On August 25, 2020, representatives from Callaway met with representatives from Topgolf, with representatives from Providence, Morgan Stanley and Goldman Sachs in attendance, to review certain financial matters in relation to a potential strategic business combination.

Throughout August 2020, Topgolf senior management, A&M, Lazard and Weil engaged in discussions with Topgolf’s lenders to advance the credit agreement amendment.

Through early September 2020, the Topgolf Special Committee and the Topgolf Board continued to meet every few days, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. At these meetings, the Topgolf Special Committee, in consultation with Morgan Stanley and Weil, evaluated the potential strategic combination with Callaway. The Topgolf Special Committee considered a number of factors in relation to a potential strategic combination, including valuation, required equity financing, the interaction with a proposed Topgolf Series H Preferred Offering, potential director nominations to the Callaway Board, as well as general process and timing. The Topgolf Special Committee also continued to review terms with respect to a potential credit agreement amendment and the proposed Topgolf Series H Preferred Offering.

On September 4, 2020, the Topgolf Special Committee met, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. At the meeting, the Topgolf Special Committee, Morgan Stanley and Weil engaged in discussions with respect to the potential strategic transaction with Callaway. The Topgolf Special Committee considered that the potential strategic transaction with Callaway would likely fund Topgolf’s operations through 2023, provide scale with a compelling investment story and provide a liquid security for existing Topgolf stockholders. The Topgolf Special Committee also considered projected valuations and stockholder returns, assumptions underlying such projections and availability of alternative financing on commercially reasonable terms. Based in part on the foregoing, the advice of its advisors, its evaluation of the various proposals received and its evaluation of the various financing and other strategic alternatives available to Topgolf, the Topgolf Special Committee determined that the potential strategic transaction with Callaway provided the best strategic alternative for Topgolf stockholders.

Later that day, the Topgolf Board (other than Mr. Brewer) held a meeting, with Topgolf senior executives, Morgan Stanley and Weil in attendance. During this meeting, the Topgolf Special Committee advised the

Topgolf Board that the Topgolf Special Committee believed that the potential strategic transaction with Callaway provided the best strategic alternative for Topgolf stockholders and recommended that the Topgolf Board authorize further discussions on an exclusive basis. Accordingly, the Topgolf Board authorized further discussions with Callaway on an exclusive basis.

Between September 4, 2020 and September 7, 2020, Callaway and Topgolf negotiated the terms to be reflected in an exclusivity agreement, including non-binding terms with respect to Topgolf equity value and the value of Callaway common stock to be received.

On September 7, 2020, Callaway submitted a revised non-binding proposal to acquire 100% of the equity interest of Topgolf in exchange for Callaway common stock with an aggregate equity value of $1.906 billion, and the assumption of Topgolf outstanding net indebtedness of an estimated $678 million, implying an enterprise value of $2.584 billion, such that, following the transaction, the existing Topgolf stockholders (other than Callaway) would own approximately 48.5% of the equity of the combined company. The proposal also assumed that Topgolf’s stockholders (including Callaway) would provide an estimated $100 million in equity to fund the Topgolf business prior to closing, and that if additional funds were raised by Topgolf prior to closing, Callaway would increase its equity value on a dollar-for-dollar basis for the excess amount, which was anticipated to be an additional $80 million for a total maximum aggregate equity value of $1.986 billion. The number of shares of Callaway’s common stock to be received by Topgolf’s stockholders would be determined by an exchange ratio calculated based on a Callaway stock price of $19.40 per share, which was the volume-weighted average price of Callaway common stock over the 20 trading days prior to execution of the exclusivity agreement. Later that day, Callaway and Topgolf executed the exclusivity agreement, which provided for an exclusive negotiating period of 45 days, subject to the terms thereof.

During early September 2020, the Topgolf Special Committee and the Topgolf Board held meetings, generally twice a week, with Topgolf senior executives, A&M, Lazard, Morgan Stanley and Weil in attendance. At these meetings, the Topgolf Special Committee discussed updates on a potential transaction with Callaway. The Topgolf Special Committee subsequently determined it appropriate to formally engage Morgan Stanley with respect to a potential transaction with Callaway and authorized Topgolf to negotiate and execute an engagement letter with Morgan Stanley. The Topgolf Special Committee also continued to progress discussions on an amendment to the credit agreement and a potential Topgolf Series H Preferred Offering.

During the period from September 7, 2020 through October 27, 2020, representatives of Callaway and representatives of Topgolf, together with their respective financial advisors and outside legal counsel, had numerous calls to discuss due diligence, integration planning and related matters.

On September 10, 2020, representatives from Weil sent initial proposed drafts of definitive documentation for the Topgolf Series H Preferred Offering. Over the next several days, representatives of Callaway and each of Providence, Dundon and WestRiver provided comments on such documents to representatives of Topgolf. The documents provided for an initial closing of up to $100 million and the conversion of approximately $33.75 million of the Topgolf Notes into Topgolf Series H preferred stock in September 2020, and a backstop closing for up to an additional $80 million by no later than December 31, 2020, with such amounts to be offered to certain other stockholders of Topgolf. Each of Callaway, Providence, Dundon and WestRiver agreed to fund any portion of such amount that is not purchased by Topgolf’s other stockholders.

Beginning in early September 2020 and over the ensuing weeks, representatives from Callaway engaged in discussions with Callaway’s existing lenders under its credit facilities regarding a potential transaction with Topgolf, to amend such credit facilities to permit the transaction.

On September 17, 2020, Topgolf entered into the Series H Subscription Agreements with Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver. Pursuant to the Series H Subscription Agreements, Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver committed to subscribe to the Initial Series H Offering and additional shares of Topgolf Series H preferred stock offered to, but not ultimately subscribed to by, remaining qualifying Topgolf stockholders. On the same day, Topgolf executed an amendment to its credit agreement.

On September 21, 2020, representatives of Latham sent an initial draft of a proposed definitive merger agreement to representatives of Weil.

On September 22, 2020, the Topgolf Special Committee met, with Topgolf senior executives, Morgan Stanley and Weil in attendance. Weil provided an update on its review of the draft merger agreement, including the material issues, and updated the Topgolf Special Committee on the work stream for a subsequent issuance of Topgolf Series H preferred stock.

On September 24, 2020, Topgolf completed the Initial Series H Subscription for aggregate proceeds of approximately $132.9 million, including approximately $14.6 million from Callaway, $19.7 million from Providence, $75 million from Dundon and $23.5 million from WestRiver. Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver also exchanged their Topgolf Notes for shares of Topgolf Series H preferred stock.

On September 27, 2020, representatives of Weil provided a revised draft of the definitive merger agreement to representatives of Latham. Between September 27, 2020 and October 27, 2020, representatives of Latham and representatives of Weil exchanged drafts of the merger agreement and ancillary transaction documents, and together with representatives of Callaway and Topgolf, held various telephonic discussions to negotiate the terms of the merger agreement and other definitive agreements for the transaction.

On September 30, 2020, Topgolf senior management, Callaway senior management, Weil and Latham participated in a legal due diligence call.

On October 2, 2020, the Topgolf Special Committee met, at which Topgolf senior executives and Weil were in attendance. Weil provided an update on the status of the negotiations of the merger agreement and ancillary agreements. The Topgolf Special Committee further determined to provide the Topgolf Board with a review of due diligence findings at the next Topgolf Board meeting.

On October 5, 2020, Topgolf formally executed an engagement letter with Morgan Stanley with respect to the potential strategic transaction with Callaway.

On October 6, 2020, the Topgolf Board met (other than Mr. Brewer), at which Topgolf senior executives and Weil were in attendance. Weil reported the results of its due diligence review of Callaway to the Topgolf Special Committee and Topgolf Board, and generally updated the Topgolf Board on the status of various work streams.

On October 9, 2020, the Topgolf Special Committee held a meeting, at which Topgolf senior executives, Morgan Stanley and Weil were in attendance. Weil reviewed with the Topgolf Special Committee the material terms of the latest revised draft merger agreement received from Latham. At the conclusion of the meeting, the Topgolf Special Committee directed Weil to negotiate the open points on the merger agreement and ancillary documentation.

On October 13, 2020, the Topgolf Special Committee met, at which Topgolf senior executives, Morgan Stanley and Weil were in attendance. Weil reviewed with the Topgolf Special Committee the material open points in the latest revised draft merger agreement received from Latham. At the conclusion of the meeting, the Topgolf Special Committee directed Weil to continue to negotiate the open points on the merger agreement and ancillary documentation.

On October 18, 2020, the Callaway Board met, with members of Callaway’s senior management and representatives from Goldman Sachs and Latham in attendance. Mr. Brewer, Mr. Lynch and other members of senior management provided the Callaway Board with an update on the current status of the proposed transaction with Topgolf, including with respect to certain due diligence matters and an overview of the remaining material open issues with respect to the merger agreement. Representatives from Goldman Sachs provided further updated financial analyses with respect to the proposed transaction. Following such discussion, the Callaway Board authorized management to continue to negotiate the open points on the merger agreement and related documentation.

On October 20, 2020, the Topgolf Board met (other than Mr. Brewer), with Topgolf senior executives and Weil in attendance. Weil provided an overview of remaining material open issues with respect to the merger agreement, and the Topgolf Board directed Weil to continue to negotiate the open points.

On October 21, 2020, in light of the ongoing discussions with Topgolf and the potential entry into a definitive merger agreement in the near term, the Callaway Compensation and Management Succession Committee of the Callaway Board met, at which the committee approved, and recommended that the Callaway Board approve, effective upon the closing of the proposed transaction, a series of Callaway equity awards for certain members of Topgolf’s management team, in order to incentivize the Topgolf management team following consummation of a transaction. Such equity awards were in addition to the consideration to be received by the Topgolf stockholders in the transaction.

On October 21 and October 22, 2020, representatives from Callaway had telephone discussions with representatives from Providence and Topgolf, and agreed that, in connection with the entry into the merger agreement, Callaway would no longer be obligated to purchase any additional shares of Topgolf’s Series H preferred stock in the backstop closing of Topgolf’s Series H preferred stock financing. Providence and Dundon agreed to amend the Initial Series H Subscription Agreements to assume Callaway’s prior commitment to purchase Topgolf Series H preferred stock as part of the subscription to the Series H Backstop Amount, in connection with the execution of the merger agreement.

On October 23, 2020, the Callaway Board met, with members of Callaway’s senior management and representatives from Goldman Sachs and Latham in attendance. The Callaway Board discussed the status of the proposed transaction with Topgolf and received an update from Callaway senior management, including with respect to various due diligence matters, and updated financial analyses from Goldman Sachs, including the effect on the transaction value of Callaway no longer participating in the backstop closing of the Topgolf Series H preferred stock financing. Representatives of Latham then reviewed the fiduciary duties of the Callaway Board in the context of considering the proposed transaction with Topgolf and reviewed the key terms of the merger agreement and the various ancillary agreements. Following discussion, the Callaway Board directed management, Goldman Sachs and Latham to finalize negotiations with Topgolf. The Callaway Board also approved the proposed amendments to Callaway’s credit facilities in connection with the proposed transaction.

On October 26, 2020, the Callaway Board met, with members of Callaway’s senior management and representatives from Goldman Sachs and Latham in attendance. Representatives from Goldman Sachs provided further updated financial analyses, and representatives from Latham reviewed the final updates that had been made to the transaction documentation since the prior meeting. Representatives of Latham also reviewed the fiduciary duties of the Callaway Board in the context of considering the proposed transaction with Topgolf. In addition, representatives of Goldman Sachs delivered Goldman Sachs’s oral opinion, which was confirmed by delivery of a written opinion dated October 27, 2020, to the effect that, as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by Goldman Sachs in preparing its opinion, the aggregate merger consideration to be paid by Callaway is fair from a financial point of view to Callaway. Following a thorough review and consideration of the relevant factors, the Callaway Board unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of Callaway and its stockholders and recommended that the stockholders of Callaway vote to approve the issuance of the shares of Callaway common stock to Topgolf’s securityholders pursuant to the Merger Agreement.

On October 26, 2020, the Topgolf Special Committee and the Topgolf Board (with Mr. Brewer not in attendance) held a combined meeting, at which Topgolf senior executives, Morgan Stanley and Weil were in attendance. Weil provided a review of the process undertaken by the Topgolf Special Committee since its formation leading to the potential strategic transaction with Callaway, including Topgolf’s consideration of various financing opportunities and, ultimately, strategic transactions. Weil also noted the diligence that had been conducted on Callaway and the negotiations of the merger agreement and ancillary agreements. In addition, Weil reviewed the fiduciary duties of the Topgolf Board, and provided a review of the terms of the merger agreement and ancillary agreements. Following discussion, and taking into account all relevant factors, the Topgolf Special Committee unanimously determined the Merger Agreement and the transactions contemplated thereby, including the Merger, to be advisable, fair to and in the best interests of Topgolf and recommended that the Topgolf Board approve the Merger Agreement. Upon the recommendation of the Topgolf Special Committee, the Topgolf Board unanimously, with Mr. Brewer abstaining and not in attendance, declared the Merger Agreement and the transactions contemplated thereby, including the Merger, to be advisable, fair to and in the best interest of Topgolf and its stockholders and directed that the Merger Agreement be submitted to Topgolf stockholders for their consideration and adoption.

On the morning of October 27, 2020, media outlets publicly reported speculation that Callaway and Topgolf were in discussions regarding a business combination transaction. Throughout the day, the parties finalized the remaining transaction documentation and, following the close of market, executed the definitive Merger Agreement and certain ancillary documentation, including the amendment to the Series H subscription agreements. Callaway and Topgolf then issued a joint press release announcing the transaction.

Callaway Reasons for the Merger

At a meeting held on October 26, 2020, the Callaway Board considered the terms of the Merger Agreement and the transactions contemplated thereby and unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Callaway and its stockholders. In connection with the Merger, the Callaway Board unanimously recommends that Callaway stockholders approve the issuance of shares of Callaway common stock pursuant to the Merger Agreement.

In arriving at this determination and recommendation, the Callaway Board, in consultation with Callaway’s management and Callaway’s financial and legal advisors, engaged in numerous discussions regarding the transaction, received materials for their review and consideration, and considered a variety of factors. The following are some of the significant factors that supported the Callaway Board’s conclusion to approve the Merger Agreement, the Merger and the other transactions contemplated thereby and to recommend that the Callaway stockholders approve the issuance of shares of Callaway common stock in the Merger, all of which the Callaway Board viewed as supporting its decision to approve the business combination with Topgolf:

•	the opportunity to combine Callaway’s and Topgolf’s complementary platforms into a unique, tech-enabled golf company delivering leading equipment, apparel and entertainment;

•

the strategic and transformative nature of the business combination, which will provide opportunities to leverage the overlapping consumer bases, accelerate growth, and create competitive advantages for both companies;

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Callaway has the capital, infrastructure and relationships to help Topgolf grow faster than it could on a standalone basis, and Topgolf will allow Callaway to achieve higher growth rates and profitability than it could on a standalone basis;

•

the Callaway Board’s and management’s familiarity with, and understanding of, Topgolf’s business, assets, financial condition, results of operations, strategy, competitive position and prospects, the risks and uncertainties facing Topgolf, and current and prospective industry, economic and market conditions and trends, including because Mr. Brewer has served as a director of Topgolf since 2012;

•

information and discussions with Callaway’s management and advisors regarding Topgolf’s business, assets, financial condition, results of operations, strategy, competitive position and prospects, including the expected pro forma effect of the transaction on the combined company;

•	the review by the Callaway Board and management with its legal and financial advisors, as applicable, of the financial and other terms of the Merger Agreement and related transaction documents;

•	the Callaway Board considered the strength of the Topgolf brand and consumer trust;

•

the Callaway Board considered management’s expectation that the Merger and business combination is more favorable to Callaway stockholders than the potential value that might result from Callaway otherwise continuing to pursue its existing strategic plans without the Merger with Topgolf or from other potential alternative transactions reasonably available to Callaway;

•

the Callaway Board considered the financial health of Topgolf’s business, including the continued growth of Topgolf venues and its other growth capital-light, recurring revenue businesses, such as Topgolf International, Toptracer, Swing Suite and Topgolf Media, as well as the investment needed to grow these platforms;

•

the Callaway Board concluded that the Merger would provide the existing Callaway stockholders a significant opportunity to participate in the potential growth of the combined company following the Merger;

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the Callaway Board considered the potential market reaction following the announcement of the transaction and its potential impact on the market price of Callaway common stock in the short- and long-term;

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the Callaway Board also considered that the combined company will be led by a highly experienced and accomplished senior management team and a board of directors with representation from each of the current boards of directors of Callaway and Topgolf; and

•

the Callaway Board considered the financial analyses of Goldman Sachs, including its opinion to the Callaway Board as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by Goldman Sachs in preparing its opinion, that the consideration to be paid by Callaway pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Callaway, as more fully described under the caption “—Opinion of Callaway’s Financial Advisor.”

The Callaway Board also reviewed the terms of the Merger Agreement and the transactions contemplated thereby, including:

•

the consideration to be paid pursuant to the Topgolf Charter in connection with the consummation of the transactions contemplated by the Merger Agreement, and the fact that the related number of shares of Callaway common stock to be issued in the Merger does not fluctuate based on the price of Callaway common stock, and thus the relative percentage ownership of Callaway stockholders and Topgolf stockholders immediately following the completion of the Merger is similarly fixed, subject to certain adjustments related to the receipt of approximately $47.1 million of cash in connection with the Topgolf Series H Preferred Offering and the issuance of certain other qualified capital stock (as permitted pursuant to Merger Agreement);

•

the limited number and nature of the conditions to Topgolf’s obligation to consummate the Merger and the limited risk of non-satisfaction of such conditions as well as the likelihood that the Merger will be consummated on a timely basis;

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the respective rights of, and limitations on, Callaway and Topgolf under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Callaway or Topgolf receive a superior proposal;

•	the reasonableness of the potential termination payment of $75.0 million, which could become payable by either Callaway or Topgolf if the Merger Agreement is terminated in certain circumstances;

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the restrictions on the conduct of Topgolf’s business prior to completion of the transactions contemplated by the Merger Agreement and applicable exclusions to such restrictions permitted in accordance with the Merger Agreement (including certain actions that may be taken in response to COVID-19);

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the likelihood that the Merger would be completed based on, among other things, the conditions to closing and the assessment of the Callaway Board, after consulting with counsel, regarding the likelihood of obtaining all required antitrust approvals, and the termination and remedy provisions under the Merger Agreement in the event that the Merger is not completed due to the failure to obtain required antitrust approvals without the imposition of an unacceptable condition or otherwise, including Topgolf’s obligation to pay the termination fee to Callaway upon termination of the Merger Agreement in specified circumstances (as more fully described in the section titled “The Merger Agreement—Expenses and Termination Fees” beginning on page 153 of this proxy statement/prospectus/consent solicitation);

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the Support Agreements, pursuant to which certain stockholders of Topgolf agreed, solely in their capacity as stockholders, to vote all of their shares of Topgolf capital stock in favor of adoption of the Merger Agreement and the approval of the Merger, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement;

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the agreement of Topgolf to solicit the written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the Merger and transactions contemplated by the Merger Agreement as promptly as practicable after the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, becomes effective; and

•

the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Callaway Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•

the possibility that the Merger may not be completed or may be unduly delayed for reasons beyond the control of Callaway and/or Topgolf, including the potential length of the antitrust review process and the risk that applicable antitrust authorities may seek to enjoin the Merger or otherwise impose conditions on Callaway and/or Topgolf in order to obtain clearance for the Merger that could jeopardize or delay the completion of, or reduce or delay the anticipated benefits of, the Merger;

•	the possibility that Callaway’s stockholders may not approve the issuance of shares to Topgolf stockholders in connection with the Merger;

•	the possibility that Topgolf’s stockholders may not approve the adoption of the Merger Agreement and the approval of the Merger;

•	the impact of any COVID Orders on the Topgolf business prior to the consummation of the Merger;

•

the fact that the reference price for valuing the Callaway common stock to be issued to Topgolf stockholders in the transaction is fixed at the Callaway trading price of $19.40 per share, and, as a result, the value of the consideration to Topgolf stockholders may be greater than the price per share of Callaway common stock at the time of entry into the Merger Agreement or at the time of closing in the event of an increase in the trading price of Callaway common stock during the pendency of the transaction, and the fact that the Merger Agreement does not provide Callaway with a price-based termination right or other similar protection in favor of Callaway or its stockholders in such circumstances;

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the $75.0 million termination payment upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Callaway stockholders;

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the restrictions on the conduct of Callaway’s business prior to completion of the transactions contemplated by the Merger Agreement, which, among other things, require Callaway to use reasonable best efforts to conduct and operate its business in the ordinary course consistent with past practice, subject to certain qualifications, which could, among other things, delay or prevent Callaway from undertaking business opportunities that may arise pending completion of the transaction;

•	the substantial expenses to be incurred in connection with the Merger;

•	the possible volatility, at least in the short term, of the trading price of the Callaway common stock resulting from the Merger announcement;

•

the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the transactions contemplated by the Merger Agreement, and the potential effect of the transactions contemplated by the Merger Agreement on Callaway’s business and relations with customers, suppliers and strategic partners;

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the difficulty inherent in integrating the businesses of the two companies and the risk that anticipated strategic and other benefits to Callaway and Topgolf following the completion of the transactions contemplated by the Merger Agreement, including any expected synergies, will not be realized or will take longer to realize than expected;

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the risk that the Merger might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Merger or on the delay or failure to complete the Merger on the reputation of Callaway;

•	the risk to the business of Callaway and its operations and financial results in the event that the Merger is not consummated;

•	the significant dilution to which Callaway’s stockholders will be subject in the event that the Merger closes; and

•

various other risks associated with the combined company and the Merger, including those described in the sections titled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 24 and 70, respectively, in this proxy statement/prospectus/consent solicitation.

The Callaway Board concluded that the risks, uncertainties and potentially negative factors associated with the transaction were outweighed by the potential benefits that it expected Callaway and its stockholders would achieve as a result of entering into the transaction. The foregoing information and factors considered by the Callaway Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Callaway Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Callaway Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Callaway Board may have given different weight to different factors. The Callaway Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Callaway management team and the legal and financial advisors of Callaway, and considered the factors overall to be favorable to, and to support, its determination.

The Callaway Board unanimously recommends that Callaway stockholders vote “FOR” the Callaway Merger Proposal to approve the issuance of shares of Callaway common stock pursuant to the Merger Agreement.

Topgolf Reasons for the Merger

The Topgolf Special Committee

The Topgolf Board established a special committee of the Topgolf Board (the “Topgolf Special Committee”) to consider, evaluate, and negotiate strategic alternatives for Topgolf. The Topgolf Special

Committee consulted with Topgolf management and Topgolf’s financial and legal advisors, and considered Topgolf’s near-term and long-term growth prospects and financing requirements as well as the availability of potential strategic alternatives, including as part of its evaluation and negotiation of the proposed Merger and the terms and conditions of the Merger Agreement. At a meeting held on October 26, 2020, the Topgolf Special Committee unanimously determined the transactions contemplated by the Merger Agreement, including the Merger, to be advisable, fair to and in the best interests of Topgolf, and recommended the Topgolf Board approve and authorize the Merger Agreement and the transactions contemplated by the Merger Agreement.

In the course of its deliberations, and in reaching its unanimous decision to recommend to the Topgolf Board that it approve and declare advisable the Merger Agreement and recommend that Topgolf stockholders adopt the Merger Agreement, the Topgolf Special Committee considered the following substantive factors as being generally positive or favorable, each of which supported its unanimous recommendation:

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the Topgolf Special Committee’s understanding of the business, operations, financial condition, growth prospects and funding requirements of Topgolf, including the necessity of continuing to obtain funding to finance Topgolf’s growth initiatives;

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Callaway’s strong financial position, including its cash generation and liquidity, which the Topgolf Special Committee believes has the potential to fund Topgolf’s growth initiatives at an attractive cost of capital, while paying down debt at the same time;

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the highly complementary fit of Callaway and Topgolf and their shared focus on golf and active-lifestyle consumers, including the Topgolf Special Committee’s view that the combined company will be strongly positioned to take advantage of favorable shifts in consumer preferences, particularly with Topgolf’s business introducing new players to the game of golf through its approximately 90 million consumer touch points;

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the potential synergies the Merger could bring the combined company, including a compelling family of brands with extended consumer reach across multiple channels, including retail, venues, e-commerce and digital communities;

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the enhanced resources of the combined company, including industry-leading sales, marketing and partnership infrastructure, and the potential impact such factors would have to drive traffic, increase same venue sales and accelerate conversion of new business opportunities for Topgolf and its business;

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the advantages of the Merger over other strategic transactions available to Topgolf, and its belief that the Merger provided better value to Topgolf stockholders than that which might result from other alternatives available or that could become potentially available to Topgolf at a later time, including a public offering of Topgolf shares. In particular, the Topgolf Special Committee considered that the Merger was likely to provide for a more time- and cost-effective means to capital with a higher likelihood of completion in light of Callaway’s existing equity ownership in Topgolf, greater valuation certainty and greater ability to achieve Topgolf’s development and growth potential;

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that the Merger Consideration would be paid in a fixed amount of Callaway common stock which gives the Topgolf stockholders the opportunity to participate in any future earnings and growth of the combined company and future appreciation in the value of Callaway common stock;

•	that the Merger provides greater liquidity for Topgolf’s stockholders through ownership of publicly-traded common stock of Callaway;

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the implied enterprise value for Topgolf of approximately $2.5 billion based on the trading price of Callaway common stock, resulting in an approximately 48.5% ownership stake in Callaway for the Topgolf stockholders;

•	the fact that, upon the closing of the Merger, three members of the Topgolf Board will be added to the Callaway Board;

•	the terms of the Merger Agreement, including:

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the Topgolf Special Committee’s belief that the terms of the Merger Agreement, including Callaway’s representations, warranties and covenants and the conditions to each parties obligations, are reasonable and consistent with applicable market practice;

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that the Merger Agreement provides that, under certain circumstances and subject to certain conditions, Topgolf is permitted to furnish information to and conduct negotiations with a third party in connection with an unsolicited proposal for a business combination or acquisition of Topgolf that could reasonably be expected to result in a superior proposal; and

•	the ability of the Topgolf Board, subject to certain conditions, to change its recommendation to the Topgolf stockholders that they adopt the Merger Agreement;

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that Callaway required, as a condition to entering into the Merger Agreement, that each of the Support Stockholders, solely in their respective capacities as Topgolf stockholders, would enter into the Support Agreements, pursuant to which each Support Stockholder would agree to vote all of its respective shares of outstanding Topgolf stock in favor of the adoption of the Merger Agreement and approval of the Merger, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement. The Topgolf Special Committee viewed this requirement as favorable, in that the Topgolf stock held by the Support Stockholders represent sufficient shares of Topgolf stock necessary to adopt the Merger Agreement by the Topgolf stockholders (and thus results in greater certainty that the Merger would be completed), but the Merger Agreement retains the ability of the Topgolf Board to exercise its fiduciary duties in the event of a superior proposal or intervening event;

•	the likelihood that the Merger would be completed, and completed in a reasonably prompt time frame;

•	the results of the due diligence reviews of Callaway and its businesses conducted by Topgolf and its financial, legal and other advisors;

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the fact that the strategic alternative evaluation process conducted by the Topgolf Special Committee did not result in any final, actionable proposal that, in the view of the Topgolf Special Committee, was more favorable than the Merger;

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the current volatile state of the economy and general uncertainty surrounding forecasted economic conditions in light of the COVID-19 pandemic, both in the near-term and long-term, and both globally and within Topgolf’s industry;

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the risk that continuing to pursue other strategic alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with Callaway, as well as the financial and operating risks associated with continuing on a standalone basis, including the impact of the COVID-19 pandemic on Topgolf’s business; and

•	that Topgolf stockholders who do not deliver a written consent in favor of the adoption of the Merger agreement may exercise appraisal rights under Section 262 of the DGCL.

The Topgolf Special Committee was aware of and also considered the following risks and other factors concerning the Merger Agreement and the Merger as being generally negative or unfavorable:

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the fact that the reference price for valuing the Callaway common stock to be issued to Topgolf stockholders in the transaction is fixed at the Callaway trading price of $19.40 per share, and, as a result, the value of the consideration to Topgolf stockholders may be less than the price per share of Callaway common stock at the time of the Effective Time in the event of a decrease in the trading price of Callaway common stock during the pendency of the transactions contemplated by the Merger Agreement, and the fact that the Merger Agreement does not provide Topgolf with a price-based termination right or other similar protection in favor of Topgolf or its stockholders in such circumstances;

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the possibility that Callaway may not realize all of the anticipated strategic and other benefits of the Merger, including as a result of challenges of combining the businesses, operations and workforce of Callaway and Topgolf, and the risk that expected synergies may not be realized or may cost more to achieve than anticipated;

•	the possibility that the transactions contemplated by the Merger Agreement may not be completed or may be unduly delayed for reasons beyond the control of Callaway and/or Topgolf;

•	the possibility that Callaway’s stockholders may not approve the issuance of shares to Topgolf stockholders in connection with the Merger;

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the fact that the Merger Agreement includes restrictions on the ability Topgolf to solicit proposals for alternative transactions or engage in discussions regarding such proposals, subject to exceptions and termination provisions, which in some cases requires a $75.0 million termination payment by Topgolf, which could have the effect of discouraging such proposals from being made or pursued;

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the possibility that Callaway or the Callaway Board could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

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that although Topgolf will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the completion of the Merger, the Merger Agreement generally obligates Topgolf, subject to Callaway’s prior consent, to conduct its business in the ordinary course of business consistent with past practice, subject to certain limitations, which might delay or prevent Topgolf from undertaking certain business opportunities that might arise pending completion of the Merger;

•	the expenses to be incurred in connection with the Merger, regardless of whether the Merger is completed;

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the potential for diversion of management and employee attention and for increased employee attrition during the period prior to completion of the Merger, and the potential effect of the Merger on Topgolf’s business and relations with customers, suppliers and strategic partners;

•	the potential adverse effect of the public announcement of the Merger on Topgolf’s reputation and business in the event the Merger is not completed;

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that certain executive officers and directors of Topgolf have interests in the Merger that may be different from, or in addition to, the interests of Topgolf stockholders generally, including the manner in which they would be affected by the Merger, and the other matters disclosed in “The Merger— Interests of the Topgolf Directors, Executive Officers and Affiliates in the Merger”; and

•	various other risks associated with the combined company and the Merger, including the risks described in the section titled “Risk Factors.”

The Topgolf Special Committee concluded that the risks, uncertainties and potentially negative factors associated with the transactions contemplated by the Merger Agreement were outweighed by the potential benefits that it expected Topgolf stockholders would achieve as a result of the transactions contemplated by the Merger Agreement. The foregoing information and factors considered by the Topgolf Special Committee are not intended to be exhaustive but includes the material factors considered by the Topgolf Special Committee. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Topgolf Special Committee did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Topgolf Special Committee may have given different weight to different factors. The Topgolf Special Committee conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Topgolf’s executive management team and the legal and financial advisors of Topgolf, and considered the factors overall to be favorable to, and to support, its unanimous determination.

The Topgolf Board

Following the Topgolf Special Committee’s recommendation, at a meeting held on October 26, 2020, the Topgolf Board, with one member abstaining, unanimously adopted resolutions determining that the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of Topgolf and its stockholders, approving the Merger Agreement and the transactions contemplated by the Merger Agreement, and directing that the Merger Agreement be submitted to the Topgolf stockholders for consideration and adoption by written consent. The Topgolf Board recommends that the holders of Topgolf stock adopt the Merger Agreement by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.

In connection with its determinations, the Topgolf Board considered:

•	the unanimous determination and recommendation of the Topgolf Special Committee;

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the Topgolf Board’s understanding of the business, operations, financial condition, growth prospects and funding requirements of Topgolf, including the necessity of obtaining funding to finance Topgolf’s growth initiatives;

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the fact that the strategic alternative evaluation process conducted by the Topgolf Special Committee did not result in any final, actionable proposal that, in the view of the Topgolf Special Committee, was more favorable than the Merger;

•	the fact that Merger Consideration and the other terms of the Merger Agreement resulted from negotiations between the Topgolf Special Committee and its advisors with Callaway and its advisors;

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the risk that continuing to pursue other strategic alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with Callaway, as well as the financial and operating risks associated with continuing on a standalone basis, including the impact of the COVID-19 pandemic on Topgolf’s business; and

•	its belief that the Merger was more favorable to the Topgolf stockholders than other strategic transactions available to Topgolf.

The foregoing information and factors considered by the Topgolf Board are not intended to be exhaustive but includes the material factors considered by the Topgolf Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Topgolf Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Topgolf Board may have given different weight to different factors. The Topgolf Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Topgolf’s executive management team and the legal and financial advisors of Topgolf, and considered the factors overall to be favorable to, and to support, its determination. Accordingly, the Topgolf Board, with one member abstaining, unanimously adopted resolutions determining that the Merger Agreement and the transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of Topgolf and its stockholders, approving the Merger Agreement and the transactions contemplated by the Merger Agreement, and directing that the Merger Agreement be submitted to the Topgolf stockholders for consideration and adoption by written consent.

The Topgolf Board unanimously recommends (with one member abstaining) that Topgolf stockholders vote “FOR” the adoption of the Merger Agreement by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.

Opinion of Callaway’s Financial Advisor

Goldman Sachs rendered its opinion to the Callaway Board that, as of October 27, 2020 and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid by Callaway was fair from a financial point of view to Callaway.

The full text of the written opinion of Goldman Sachs, dated October 27, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus/consent solicitation. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Callaway Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of Callaway’s common stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Callaway for the five years ended December 31, 2019;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Callaway;

•	certain other communications from Callaway to its stockholders;

•	annual audited financial statements for Topgolf for the fiscal year ended 2017, 2018 and 2019 and unaudited financial statements for Topgolf for the thirty-nine weeks ended September 27, 2020;

•	certain publicly available research analyst reports for Callaway;

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certain internal financial analyses and forecasts for Topgolf on a stand-alone basis prepared by its management, as adjusted by the management of Callaway and approved for Goldman Sachs’ use by Callaway (as further described in the section titled “—Certain Financial Forecasts—Certain Topgolf Unaudited Financial Forecasts”) (such adjusted analyses and forecasts, the “Topgolf Forecasts”); and

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certain internal financial analyses and forecasts for Callaway on a stand-alone basis (as further described in the section titled “—Certain Financial Forecasts—Certain Callaway Unaudited Financial Forecasts”) (the “Callaway Forecasts”), and on a pro-forma basis giving effect to the transaction as prepared by the management of Callaway and approved for Goldman Sachs’ use by Callaway (collectively with the Callaway Forecasts, the “Forecasts”), including certain operating synergies projected by the management of Callaway to result from the Merger, as approved for Goldman Sachs’ use by Callaway, which are referred to as the “Synergies.”

Goldman Sachs also held discussions with members of the senior managements of Callaway and Topgolf regarding their assessment of the past and current business operations, financial condition and future prospects of Topgolf and with the members of senior management of Callaway regarding their assessment of the past and current business operations, financial condition and future prospects of Callaway and the strategic rationale for, and the potential benefits of, the transaction; reviewed the reported price and trading activity for the shares of Callaway common stock; compared certain financial and stock market information for Callaway and certain financial information for Topgolf with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering this opinion, Goldman Sachs, with Callaway’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with Callaway’s consent that the Forecasts, including the Synergies, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Callaway. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Callaway or Topgolf or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Callaway or Topgolf or on the expected benefits of the Merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the Merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Callaway to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Callaway; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Callaway, as of the date of the opinion, of the Merger Consideration to be paid by Callaway. Goldman Sachs’ opinion does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction, including any allocation of the Merger Consideration, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Callaway; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Callaway or Topgolf, or any class of such persons in connection with the transaction, whether relative to the Merger Consideration to be paid pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which shares of Callaway common stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Callaway or Topgolf or the Merger, or as to the impact of the Merger on the solvency or viability of Callaway or Topgolf or the ability of Callaway or Topgolf to pay their respective obligations when they come due. Goldman Sachs’ advisory services and the opinion expressed in its opinion were provided for the information and assistance of the Callaway Board in connection with its consideration of the transaction and such opinion does not constitute a recommendation as to how any holder of Callaway common stock should vote with respect to such transaction or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Callaway Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 23, 2020 and is not necessarily indicative of current market conditions.

Financial Analyses of Callaway (Standalone)

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Callaway to corresponding financial information and public market multiples for the following publicly traded corporations in the golf equipment industry (the “Golf Equipment Selected Companies”) and the high growth outdoor apparel industry (the “High Growth Outdoor Apparel Selected Companies,” and together with the Golf Equipment Selected Companies, the “Selected Companies”):

Golf Equipment Selected Companies

•	The Acushnet Company

High Growth Outdoor Apparel Selected Companies

•	NIKE, Inc.

•	Adidas AG

•	ANTA Sports Products Limited

•	Puma SE

•	The Columbia Sportswear Company

Although none of the Selected Companies is directly comparable to Callaway, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Callaway.

Goldman Sachs calculated and compared various financial multiples based on financial data as of October 23, 2020, information it obtained from SEC filings and Institutional Brokers’ Estimate System (“IBES”) estimates. The multiples of Callaway were calculated using the closing price of the Callaway common stock on October 23, 2020. The multiples of Callaway were based on information provided by Callaway’s management and IBES estimates. The multiples for each of the Selected Companies were based on the most recent publicly available information. With respect to the Selected Companies, Goldman Sachs calculated the median, 25th percentile and 75th percentile of the levered market capitalization as a multiple of 2021 estimated earnings before interest, taxes and depreciation and amortization, or EBITDA (“EV/EBITDA”).    The following table presents the results of this analysis:

Selected Companies
EV/EBITDA	Range	Median	Callaway (Management)	Callaway (IBES)
2021	13.0x – 29.8x	16.3x	14.0x	12.6x

This analysis also indicated a 25th percentile 2021 EV/EBITDA multiple of 14.2x and a 75th percentile 2021 EV/EBITDA multiple of 17.1x. Using this analysis, Goldman Sachs then applied a reference range of illustrative 2021 EV/EBITDA multiples of 14.2x to 17.1x to 2021 estimated Callaway Adjusted EBITDAS (as defined below in the section titled “—Certain Financial Forecasts—Certain Callaway Unaudited Financial Forecasts”) to arrive at a range of illustrative enterprise values. Goldman Sachs then subtracted from such illustrative enterprise values net debt of Callaway as of June 30, 2020, as provided by the management of Callaway, to derive a range of illustrative equity values for Callaway. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Callaway, as provided by the management of Callaway, to derive a range of illustrative equity values per share ranging from $19 to $25 (rounded to the nearest dollar).

Illustrative Discounted Cash Flow Analysis. Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Callaway, as adjusted for Callaway’s 14% stake in Topgolf based on Callaway’s basic share ownership of Topgolf excluding Series H funding, and assuming no conversion of Callaway convertible notes. Using discount rates ranging from 7.0% to 8.0% reflecting estimates of Callaway’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of unlevered free cash flow for Callaway for the 3 months ended December 31, 2020 and fiscal years 2021 through 2025 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Callaway, which were calculated by applying perpetuity growth rates ranging from 0.5% to 1.5% to a terminal year estimate of the free cash flow to be generated by Callaway, as reflected in the Forecasts (which analysis implied exit terminal year EV/EBITDA multiples ranging from 8.7x to 11.9x). Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Callaway’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. In addition, using a discount rate of 8.7% reflecting an estimate of Callaway’s cost of equity, Goldman Sachs discounted to present value as of September 30, 2020 the estimated benefits of Callaway’s NOLs for the fiscal years 2020 through 2021, as reflected in the Forecasts. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived a range of illustrative enterprise values for Callaway by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents, in each case as provided by the management of Callaway as of September 30, 2020, in order to calculate a range of implied equity values of Callaway. Goldman Sachs then divided the range of implied equity values it derived by the number of fully diluted outstanding shares of Callaway, as provided by the management of Callaway, to derive a range of implied present values per share of Callaway common stock ranging from $18 to $25 (rounded to the nearest dollar).

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Callaway common stock on a standalone basis, assuming no conversion of Callaway convertible notes. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2021 to 2025. Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 11.0x to 13.0x to the estimated standalone next 12 months’ Callaway Adjusted EBITDAS at the end of each of the fiscal years 2021 to 2024 to determine illustrative enterprise values for Callaway. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Callaway. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents, in each case as provided by the management of Callaway, as of the relevant fiscal year-end per the Forecasts, in order to calculate the implied future equity values of Callaway. The implied future equity values in turn were divided by the number of fully diluted shares of Callaway common stock, as provided by the management of Callaway. Goldman Sachs then discounted the resulting implied future values per share of Callaway common stock for fiscal years 2021 to 2024 back to September 30, 2020 using an illustrative discount rate of 8.7%, reflecting an estimate of the standalone cost of equity for Callaway. Goldman Sachs derived such range of discount rates by application of CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Callaway common stock of $18 to $24 (rounded to the nearest dollar).

In addition, Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per share of Callaway common stock on a standalone basis, as adjusted for Callaway’s 14% stake in Topgolf based on Callaway’s basic share ownership of Topgolf excluding Series H funding, and assuming no conversion of Callaway convertible notes. For this analysis, Goldman Sachs used the Forecasts for each of the fiscal years 2021 to 2025. Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 9.0x to 11.0x to the estimated standalone next 12 months’ Callaway Adjusted EBITDAS at the end of each of the fiscal years 2021 to 2024 to determine illustrative enterprise values for Callaway. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Callaway and adjusting for Callaway’s basic share ownership of Topgolf. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents, in each case as provided by the management of Callaway, as of the relevant fiscal year-end per the Forecasts, and then added in Callaway’s 14% stake in Topgolf based on Callaway’s basic share ownership of Topgolf in order to calculate the implied future equity values of Callaway. The implied future equity values in turn were divided by the number of fully diluted shares of Callaway common stock, as provided by the management of Callaway. Goldman Sachs then discounted the resulting implied future values per share of Callaway common stock for fiscal years 2021 to 2024 back to September 30, 2020, using an illustrative discount rate of 8.7%, reflecting an estimate of the standalone cost of equity for Callaway. Goldman Sachs derived such range of discount rates by application of the CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the

United States financial markets generally. This analysis resulted in a range of implied present values per share of Callaway common stock of $17 to $23 (rounded to the nearest dollar).

Financial Analyses of Callaway (Pro Forma for the Merger)

Illustrative Discounted Cash Flow Analysis. Using the Forecasts and the Synergies, Goldman Sachs performed an illustrative discounted cash flow analysis on Callaway pro forma for the Merger (after giving effect to the Synergies). Using discount rates ranging from 8% to 10% reflecting estimates of Callaway’s pro forma weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2020 (i) estimates of pro forma unlevered free cash flow for Callaway pro forma for the Merger for the 3 months ended December 31 2020 and fiscal years 2021 through 2025 as reflected in the Forecasts (inclusive of the Synergies) and (ii) a range of illustrative terminal values for Callaway pro forma for the Merger, which were calculated by applying exit terminal year EV/EBITDA multiples ranging from 14.0x-17.0x to a terminal year estimate of free cash flow to be generated by Callaway pro forma for the Merger, as reflected in the Forecasts (inclusive of the Synergies), which analysis implied perpetuity growth rates ranging from 4.3% to 6.8%. Goldman Sachs derived such discount rates by application of CAPM, which requires certain company-specific inputs, including Callaway’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. The range of exit terminal year EV/EBITDA multiples was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and the Synergies. In addition, using a discount rate of 9.3% reflecting an estimate of Callaway’s pro forma cost of equity, Goldman Sachs discounted to present value as of September 30, 2020 the estimated benefits of Callaway’s net operating losses, or (“NOLs”) for the fiscal years 2021 through 2024, as reflected in the Forecasts. Goldman Sachs derived ranges of illustrative enterprise values for Callaway pro forma for the Merger by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Callaway the amount of Callaway’s debt, net of the assumed amount of Callaway’s cash and cash equivalents, in each case as provided by the management of Callaway, pro forma for the Merger and as of the relevant fiscal year-end per the Forecasts and the Synergies, in order to calculate the implied future equity values of Callaway pro forma for the Merger. Goldman Sachs then divided the range of illustrative equity values it calculated by the number of fully diluted number of shares pro forma for the Merger, as provided by the management of Callaway, to derive a range of implied present values per share of Callaway common stock pro forma for the Merger ranging from $24 to $34 (rounded to the nearest dollar).

Illustrative Present Value of Future Share Price Analysis.    Goldman Sachs also performed an illustrative analysis of the implied present value of an illustrative future value per share of Callaway common stock pro forma for the Merger. For purposes of this analysis, Goldman Sachs applied an illustrative range of next 12 months’ EV/EBITDA multiples of 14.0x to 17.0x to the estimated next 12 months’ Callaway Adjusted EBITDAS pro forma for the Merger at the end of each of the fiscal years 2021 to 2024 using the Forecasts and the Synergies. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical next 12 months’ EV/EBITDA multiples for Callaway to determine illustrative enterprise values for Callaway. Goldman Sachs then subtracted the amount of Callaway’s debt from, and added the assumed amount of Callaway’s cash and cash equivalents to, pro forma for the Merger and as of the relevant fiscal year-end per the Forecasts and the Synergies, in each case as provided by the management of Callaway, the illustrative enterprise values in order to calculate the implied future equity values of Callaway pro forma for the Merger. The implied future equity values in turn were divided by the number of fully diluted shares of Callaway common stock pro forma for the Merger, as provided by the management of Callaway, which also included $50,000,000 of stock granted to management and assumed that one-third of stock grants vested each fiscal year from 2022 to 2024 based on the Forecasts and no conversion of Callaway’s convertible notes occurred. Goldman Sachs then discounted this range of implied future values per share of Callaway common stock for the fiscal years 2021 through 2024, respectively, back to September 30, 2020 using a discount rate of 9.3%, reflecting an estimate of the pro forma cost of equity for Callaway pro forma for the Merger. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for Callaway, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values per share of Callaway common stock pro forma for the Merger of $17 to $31 (rounded to the nearest dollar).

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Callaway or Topgolf or the contemplated Merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Callaway Board as to the fairness from a financial point of view of the Merger Consideration to be paid by Callaway was fair from a financial point of view to Callaway. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Callaway, Topgolf, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between Callaway and Topgolf and was approved by the Callaway Board. Goldman Sachs did not recommend any specific amount of consideration to Callaway or the Callaway Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to the Callaway Board was one of many factors taken into consideration by the Callaway Board in making its determination to approve the Merger Agreement, the Merger and the other transactions contemplated thereby. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Callaway, Topgolf and any of their respective affiliates and third parties, including Providence Equity Partners (“PEP”), WestRiver Group (“WestRiver Group”), and Dundon Capital Partners (“Dundon Capital”), each of which is a significant shareholder of Topgolf (together, the “Significant Shareholders”) and their respective affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Merger Agreement. Goldman Sachs acted as financial advisor to Callaway in connection with, and have participated in certain of the negotiations leading to, the Merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to Callaway and/or its affiliates from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as lead advisor in connection with its private offering of 2.75% Convertible Notes due 2026 (aggregate principal amount $258,750,000). During the two year period ended October 27, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Callaway and/or its affiliates of approximately $4.9 million. Goldman Sachs has also provided certain financial advisory services to PEP and/or its affiliates and portfolio companies from time to time for which its Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Paysimple, Inc., a PEP portfolio company, in connection with its sale of a stake in August 2019; as a financial advisor to Galileo Global Education, a PEP portfolio company, in connection with its sale of a stake in July 2020; and as financial advisor to ZeniMax Media Inc., a PEP portfolio company, in connection with its sale announced in September 2020. During the two year period ended October 27, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to PEP and/or its affiliates of approximately $27.6 million. During the two year period ended October 27, 2020, Goldman Sachs has not recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Topgolf, Dundon Capital and WestRiver Group or their respective affiliates and, as applicable portfolio companies. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Callaway, Topgolf, the Significant Shareholders and their respective affiliates for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with PEP, Dundon Capital and WestRiver Group and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of PEP, Dundon Capital and WestRiver Group from time to time and may do so in the future. In addition, Mr. Ogunlesi, a director on the Callaway Board, is currently affiliated with the Goldman Sachs Group, Inc. as a director.

The Callaway Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger. Pursuant to a letter agreement dated September 17, 2020 Callaway engaged Goldman Sachs to act as its financial advisor in connection with the contemplated Merger. The engagement letter between Callaway and Goldman Sachs provides for a transaction fee of $16,000,000, $2,000,000 of which became payable upon the presentation by Goldman Sachs to the Callaway Board or its designee of the results of a study to enable Goldman Sachs to render its opinion as to the fairness from a financial point of view of the financial consideration to be paid in connection with the Merger. In addition, Callaway has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Financial Forecasts

Certain Callaway Unaudited Financial Forecasts

Callaway does not, as a matter of course, make projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. Additionally, due to the uncertainty around the COVID-19 pandemic, Callaway suspended its prior financial guidance for 2020 and generally did not provide any additional financial guidance in 2020. Callaway avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates. However, Callaway is including in this proxy statement/prospectus/consent solicitation a summary of the Callaway Forecasts prepared in October 2020, solely because such financial information was given to the Callaway Board and Goldman Sachs for purposes of considering and evaluating the Merger, including in connection with Goldman Sachs’ analysis and opinion described in the section “—Opinion of Callaway’s Financial Advisor.” Callaway advised the recipients of the Callaway Forecasts that its internal financial forecasts are subjective in many respects. The inclusion of the Callaway Forecasts should not be regarded as an indication that the Callaway Board, Goldman Sachs, Callaway or its management or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.

The Callaway Forecasts, while presented with numerical specificity, reflect numerous assumptions with respect to company performance, industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond Callaway’s control. Multiple factors, including those described in the section of this proxy statement/prospectus/consent solicitation titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” could cause the Callaway Forecasts or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Callaway Forecasts will be realized or that actual results will not be significantly higher or lower than projected. Because the Callaway Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. In addition, given the uncertainty around the COVID-19 pandemic, the initial years included in the Callaway Forecasts are also subject to significant uncertainty. The Callaway Forecasts do not take into account any circumstances or events occurring after the date on which they were prepared, including the Merger. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Callaway Forecasts will be achieved. As a result, the inclusion of the Callaway Forecasts in this proxy statement/prospectus/consent solicitation does not constitute an admission or representation by Callaway, Goldman Sachs or any other person that the information is material. The summary of the Callaway Forecasts is not provided to influence Callaway stockholders’ decisions regarding whether to vote for the Callaway Merger Proposal or any other proposal or Topgolf stockholders’ decisions regarding whether to vote for the Topgolf Merger Proposal or any other proposal. The Callaway Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in Callaway’s public filings with the SEC.

The unaudited Callaway Forecasts were prepared solely for internal use by Callaway or its financial advisors and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data. The unaudited Callaway Forecasts included in this proxy statement/prospectus/consent solicitation have been prepared by, and are the responsibility of, Callaway’s management, and projected unlevered free cash flow was calculated by Goldman Sachs using the unaudited Callaway Forecasts as provided by Callaway for purposes of Goldman Sachs’ financial analyses (as described in the section “—Opinion of Callaway’s Financial Advisor”). Deloitte & Touche LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Callaway Forecasts, and, therefore, Deloitte & Touche LLP does not take any responsibility for and disclaims association with such prospective financial information. The Deloitte & Touche LLP report incorporated by reference in this proxy statement/prospectus/consent solicitation relates to Callaway’s previously issued financial statements. It does not extend to the prospective financial information, including the Callaway Forecasts, and should not be read to do so.

Callaway’s management prepared non-public, unaudited financial forecasts with respect to Callaway’s business, as a standalone company, for fiscal years 2020 through 2025. Callaway’s management provided the Callaway Board with the Callaway Forecasts in connection with the Callaway Board’s evaluation of a potential transaction with Topgolf. In addition, the Callaway Forecasts were provided to Goldman Sachs and were used in the financial analyses presented by Goldman Sachs to the Callaway Board as discussed in “—Opinion of Callaway’s Financial Advisor.” The Callaway Forecasts included in this proxy statement/prospectus/consent solicitation are presented to give Callaway stockholders access to the financial projections that were made available to the Callaway Board and Goldman Sachs.

The following is a summary of the Callaway Forecasts, with dollars in millions:

	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$1,528	$1,712	$1,762	$1,852	$1,958	$2,006
Callaway Adjusted EBITDAS (1)	$143	$175	$222	$238	$261	$272

(1)

Callaway Adjusted EBITDAS is defined as its earnings before interest, taxes, depreciation and amortization expense, non-cash stock compensation expense, and certain non-recurring and non-cash items, including amortization of intangibles and other assets related to prior acquisitions, an impairment charge related to the Jack Wolfskin business, amortization of the debt discount on Callaway’s convertible notes, and certain non-recurring costs related to the transition to a new North American Distribution Center, implementation of new IT systems for Jack Wolfskin, and severance charges related to the COVID-19 pandemic.

	2020E	2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow	$13	$71	$122	$125	$146	$159

The Callaway Forecasts do not take into account the possible financial and other effects on Callaway of the Merger and do not attempt to predict or suggest future results following the Merger. The Callaway Forecasts do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Merger, the effect on Callaway of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Callaway Forecasts do not take into account the effect on Callaway of any possible failure of the Merger to occur.

For the foregoing reasons, and considering that the Special Meeting will be held several months after the Callaway Forecasts were prepared, as well as the uncertainties inherent in any forecasting information, readers of this proxy statement/prospectus/consent solicitation are cautioned not to place unwarranted reliance on the Callaway Forecasts set forth above. No one has made or makes any representation to any investor or stockholder regarding the information included in the Callaway Forecasts. Neither Callaway nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Callaway Forecasts. Callaway urges all Callaway stockholders to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement/prospectus/consent solicitation titled “Where You Can Find More Information.”

In addition, the Callaway Forecasts have not been updated or revised to reflect information or results after the date the Callaway Forecasts were prepared or as of the date of this proxy statement/prospectus/consent solicitation, and except as required by applicable securities laws, Callaway does not intend to update or otherwise revise the Callaway Forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

The Callaway Forecasts do not and should not be read to update, modify or affirm any prior financial guidance issued by Callaway. Callaway stockholders and Topgolf stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to vote in favor of the Callaway Merger Proposal or the Topgolf Merger Proposal, as applicable.

Certain Topgolf Unaudited Financial Forecasts

Topgolf does not, as a matter of course, make projections as to future performance available to the public. The Topgolf Forecasts reflect Topgolf’s internally prepared projections for the fiscal years 2020 through 2025, as adjusted by Callaway management for potential business risks. In October 2020, in connection with a possible transaction, Topgolf provided Callaway with its internally prepared projections for the fiscal years 2020 through 2025, and Callaway management subsequently adjusted those projections for potential business risks and provided the Topgolf Forecasts to the Callaway Board and Goldman Sachs for purposes of considering and evaluating the Merger. Callaway is including in this proxy statement/prospectus/consent solicitation the Topgolf Forecasts solely because such financial information was given to the Callaway Board and Goldman Sachs for purposes of considering and evaluating the Merger, including in connection with Goldman Sachs’ analysis and opinion described in the section titled “—Opinion of Callaway’s Financial Advisor.” The Topgolf Forecasts are subjective in many respects. The inclusion of the Topgolf Forecasts should not be regarded as an indication that the Callaway Board, Goldman Sachs, Callaway, Topgolf or their management or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.

The Topgolf Forecasts, while presented with numerical specificity, reflect numerous assumptions with respect to company performance, industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are difficult to predict, subject to significant economic and competitive uncertainties and beyond Callaway’s and Topgolf’s control. Multiple factors, including those described in the section of this proxy statement/prospectus/consent solicitation entitled “Risk Factors—Risks Related to Topgolf’s Business” could cause the Topgolf Forecasts or the underlying assumptions to be inaccurate. As a result, there can be no assurance that the Topgolf Forecasts will be realized or that actual results will not be significantly higher or lower than projected. Because the Topgolf Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. In addition, given the uncertainty around the COVID-19 pandemic, the initial years included in the Topgolf Forecasts are also subject to significant uncertainty. The Topgolf Forecasts do not take into account any circumstances or events occurring after the date on which they were prepared, including the Merger. Economic and business environments can and do change quickly, which adds an additional significant level of uncertainty as to whether the results portrayed in the Topgolf Forecasts will be achieved. As a result, the inclusion of the Topgolf Forecasts in this proxy statement/prospectus/consent solicitation does not constitute an admission or representation by Callaway, Topgolf, Goldman Sachs or any other person that the information is material. The summary of the Topgolf Forecasts is not provided to influence Callaway stockholders’ decisions regarding whether to vote for the Callaway Merger Proposal or any other proposal or Topgolf stockholders’ decisions regarding whether to vote for the Topgolf Merger Proposal or any other proposal. The Topgolf Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information contained this proxy statement/prospectus/consent solicitation.

The Topgolf Forecasts were not prepared with a view toward public disclosure or toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Topgolf Forecasts have not been audited, reviewed, examined, compiled nor have agreed-upon procedures been applied by any accounting firm or any other person.

Topgolf’s management initially prepared non-public, unaudited financial forecasts with respect to Topgolf’s business, as a standalone company, for fiscal years 2020 through 2025, and Callaway’s management subsequently adjusted such information for potential business risks to prepare the Topgolf Forecasts. Callaway’s management provided the Callaway Board with the Topgolf Forecasts in connection with the Callaway Board’s evaluation of a potential transaction with Topgolf. In addition, Callaway’s management provided the Topgolf Forecasts to Goldman Sachs, who used the Topgolf Forecasts to calculate projected unlevered free cash flow, all of which was used in the financial analyses presented by Goldman Sachs to the Callaway Board as discussed in the section titled “—Opinion of Callaway’s Financial Advisor.” Neither Topgolf’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Topgolf Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Topgolf Forecasts. The Ernst and Young LLP report included in this proxy statement/prospectus/consent solicitation relates to Topgolf’s previously issued financial statements. It does not extend to the prospective financial information, including the Topgolf Forecasts, and should not be read to do so. The Topgolf Forecasts included in this proxy statement/prospectus/consent solicitation are presented to give Callaway stockholders access to the financial projections that were made available to the Callaway Board and Goldman Sachs.

The following is a summary of the Topgolf Forecasts, with dollars in millions:

	2020E	2021E	2022E	2023E	2024E	2025E
Revenue	$716	$989	$1,496	$1,753	$1,996	$2,236
Topgolf Adjusted EBITDAS (1)	$(95)	$5	$142	$217	$282	$346

(1)

Topgolf Adjusted EBITDAS is defined in the section titled “Topgolf’s Business—Topgolf Basis of Presentation—Topgolf Non-GAAP Financial Measures” beginning on page 166 of this proxy statement/prospectus/consent solicitation.

	2020E	2021E	2022E	2023E	2024E	2025E
Unlevered Free Cash Flow	$(182)	$(160)	$(90)	$(1)	$92	$139

The Topgolf Forecasts do not take into account the possible financial and other effects on Topgolf of the Merger and do not attempt to predict or suggest future results following the Merger. The Topgolf Forecasts do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that may be incurred in connection with completing the Merger, the effect on Topgolf of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Topgolf Forecasts do not take into account the effect on Topgolf of any possible failure of the Merger to occur.

For the foregoing reasons, and considering that Topgolf’s solicitation of written consents to approve the Topgolf Merger Proposal will be conducted several months after the Topgolf Forecasts were prepared, as well as the uncertainties inherent in any forecasting information, readers of this proxy statement/prospectus/consent solicitation are cautioned not to place unwarranted reliance on the Topgolf Forecasts set forth above. No one has made or makes any representation to any investor or stockholder regarding the information included in the Topgolf Forecasts. Neither Topgolf nor any of its affiliates assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Topgolf Forecasts. Callaway and Topgolf urge all Callaway stockholders and Topgolf stockholders to review Topgolf’s consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

In addition, the Topgolf Forecasts have not been updated or revised to reflect information or results after the date the Topgolf Forecasts were prepared or as of the date of this proxy statement/prospectus/consent solicitation, and except as required by applicable securities laws, neither Callaway nor Topgolf intends to update or otherwise revise the Topgolf Forecasts or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

The Topgolf Forecasts do not and should not be read to update, modify or affirm any prior financial guidance previously issued by Topgolf. Callaway stockholders and Topgolf stockholders are cautioned not to place undue reliance on this information in making a decision as to whether to vote in favor of the Callaway Merger Proposal or the Topgolf Merger Proposal, as applicable.

Callaway management also prepared projections for the combined company on a pro forma basis by adding the values set forth in each of the Callaway Forecasts and the Topgolf Forecasts, and adjusting such amounts for the Synergies, which were nominal in value relative to the pro forma projections.

Interests of the Callaway Directors and Executive Officers in the Merger

The non-employee directors of Callaway do not have any interest in the Merger that are different from, or in addition to, the interests of the Callaway stockholders.

The Callaway executive officers have interests in the Merger that are different from, or in addition to, those of Callaway’s stockholders generally. These interests include, among other things, the interests listed below:

Equity Awards Under the 2004 Incentive Plan

In connection with the Merger, the Callaway Board determined to award PRSUs and RSUs to Callaway’s executive officers, in each case subject to and effective upon the closing of the Merger. All executive officer awards in connection with the Merger will be made under the Callaway Golf Company Amended and Restated 2004 Incentive Plan, as amended (the “Equity Plan”).

For each of the executive officers, the Callaway Board set a targeted long-term incentive award value, which the Callaway Board allocated between PRSUs and RSUs. The target number of shares underlying the PRSUs and the number of shares underlying the RSUs was determined by dividing the targeted long-term incentive award value for each type of award by $19.40.

The table below sets forth the “target” number of PRSUs and the number of RSUs to be awarded to each of the executive officers at the closing of the Merger:

Name	Targeted Long- term Incentive Award Value	Target No. of Shares Underlying PRSUs (1)	No. of Shares Underlying RSUs
Oliver G. (Chip) Brewer III	$12,000,000	463,918	154,639
Brian P. Lynch	$4,000,000	154,639	51,546
Glenn Hickey	$500,000	16,753	9,021
Mark F. Leposky	$500,000	16,753	9,021
Joe B. Flannery	$500,000	16,753	9,021

(1)	Zero to 150% of the target number of shares underlying the PRSUs will be eligible to vest after three years.

Both RSUs and PRSUs are contingent rights to receive one share of Callaway common stock upon vesting of the applicable award.

RSUs. The RSUs granted in connection with the Merger vest and the restrictions lapse in three equal annual installments commencing on the one-year anniversary of the grant date, subject to continued employment through each applicable vesting date. This schedule means that, to receive the full benefit of the RSUs, the recipient must generally perform three years of continuous service following the grant date.

PRSUs. The PRSUs granted in connection with the Merger are subject to both service-based and performance-based vesting. The PRSUs will be measured against a cumulative three-year Callaway Adjusted EBITDAS goal over a three year performance period beginning January 1, 2021 and ending December 31, 2023. The number of shares earned may vary from 0% to 150% of the total target number of shares underlying the PRSUs, depending on Callaway’s performance during this three-year period. With the exception of the PRSUs granted to Mr. Brewer and Mr. Lynch, all PRSUs will vest on the third anniversary of the grant date, following the end of the three-year performance period, based on performance against achievement of the performance goal, subject to continued employment or service through such date. The PRSU awards granted to Mr. Brewer and Mr. Lynch will vest based on the same performance goals outlined above, but only 50% of the resulting PRSUs will vest on the third anniversary of the grant date and the remaining 50% of the resulting PRSUs will vest on the fourth anniversary of the grant date, subject to continued employment or service through such date.

The extent to which PRSUs are eligible to vest is determined based on the performance level achieved, and award levels will be interpolated on a straight line basis for achievement between the threshold, target and maximum performance goals. Performance at the “threshold” level will result in 50% of the target PRSUs vesting, performance at the “target” level will result in 100% of the target PRSUs vesting, and performance at the

“maximum” level will result in 150% of the target PRSUs vesting. Performance below the threshold performance goal will result in no PRSUs being eligible to vest. If the Compensation Committee determines that vesting of the PRSUs is accelerated in connection with a change in control prior to the completion of the performance period pursuant to the terms of the PRSU agreements, the value of the PRSUs will vest upon closure and be paid out at the target performance level.

None of the PRSUs include dividend equivalents. Unvested RSUs granted to all of Callaway’s employees have dividend equivalents in the form of additional RSUs. Dividend equivalents entitle holders of RSUs to the same dividend value per share as holders of Callaway common stock but are accrued in additional RSUs. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs. The additional RSUs accrued in respect of dividends are accumulated and issued when and to the extent the underlying RSUs vest.

Interests of the Topgolf Directors, Executive Officers and Affiliates in the Merger

In considering the recommendation of the Topgolf Board to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger, Topgolf stockholders should be aware that certain members of the Topgolf Board, certain executive officers of Topgolf and the Support Stockholders have interests in the Merger that may be different from, or in addition to, interests they have as Topgolf stockholders or other Topgolf stockholders. These interests are described below.

The Topgolf Special Committee was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and recommending the Topgolf Board approve the Merger Agreement. The Topgolf Board was also aware of and considered these interests in recommending to Topgolf stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby, including the Merger.

Ownership Interests

As of                 ,                , Topgolf’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately                of the shares of Topgolf stock. As of                ,                 , Topgolf stockholders affiliated with Topgolf’s directors, Callaway, Providence, WestRiver and Dundon, also beneficially owned, in the aggregate, approximately     % of the shares of Topgolf stock.

Providence and certain Topgolf stockholders affiliated with Providence, WestRiver and Dundon have also entered into Support Agreements in connection with the Merger. See the section titled “Agreements Related to the Merger—Support Agreements.”

Treatment of Topgolf Options

Pursuant to the Merger Agreement and as described in more detail in the section titled “The Merger Agreement—Treatment of Topgolf Equity Awards”:

•

effective as of the Effective Time, each Rollover Option will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by the Equity Award Exchange Ratio, with such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio; and

•

immediately prior to the Effective Time, each Settled Stock Option, will be deemed to be net exercised for a number of shares of Callaway common stock equal (a) to the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (b) the cash equivalent per share common stock consideration.

The table below sets forth information regarding the Topgolf stock options held as of October 26, 2020 by each of Topgolf’s current executive officers and non-employee directors. None of Topgolf’s current executive officers and non-employee directors hold any outstanding Topgolf restricted stock awards. Mr. Brewer, who serves as a member of the board of directors of Topgolf and Chief Executive Officer of Callaway, does not hold any equity securities of Topgolf.

		Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Dolf Berle (1)	April 29, 2020	—	211,864	15.00	April 29, 2030
	March 18, 2019	50,813	152,439	13.75	March 18, 2029
	January 4, 2018	400,000	600,000	9.00	December 29, 2026
Erik J Anderson (2)	April 29, 2020	—	105,932	15.00	April 29, 2030
	March 18, 2019	25,408	76,218	13.75	March 18, 2029
	March 5, 2018	42,018	42,016	13.00	March 5, 2028
	October 18, 2016	350,000	—	9.00	August 31, 2025
	April 17, 2014	50,000	—	2.95	April 16, 2024
	January 1, 2011	77,458	—	1.34	January 1, 2021
William Davenport	April 29, 2020	—	70,621	15.00	April 29, 2030
	March 18, 2019	16,261	48,780	13.75	March 18, 2029
	May 3, 2018	50,000	50,000	13.00	May 3, 2028
	March 5, 2018	42,018	42,016	13.00	March 5, 2028
	September 1, 2017	63,026	21,008	13.00	January 1, 2027
	February 19, 2016	225,000	—	9.00	February 19, 2026
	August 28, 2015	75,000	—	4.00	August 28, 2025
	August 26, 2013	150,000	—	2.95	August 26, 2023
Ben Sharpe	April 29, 2020	—	35,311	15.00	April 29, 2030
	March 18, 2019	10,164	30,486	13.75	March 18, 2029
	June 4, 2018	125,000	125,000	13.00	June 4, 2028
Thomas Dundon	January 1, 2011	100,000	—	1.34	January 1, 2021
Troy Alstead	April 29, 2020	—	7,062	15.00	April 29, 2030
	March 18, 2019	2,034	6,096	13.75	March 18, 2029
	December 7, 2016	18.750	6,250	9.00	December 7, 2026

(1)	The unvested portion of the stock option granted to Mr. Berle on January 4, 2018 will accelerate and fully vest upon the Effective Time.
(2)	Amounts reflect nonqualified stock options granted to TGP Advisors, LLC. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Advisors, LLC.

Severance Pursuant to Existing Employment Agreements

Pursuant to the terms of their existing employment agreements, if Messrs. Berle, Davenport or Cheng are terminated by Topgolf without Cause (as defined in the employment agreement) or by the executive with Good Reason (as defined in the employment agreement), upon signing a waiver and general release of claims, the applicable executive will receive (i) any compensation and benefits accrued through the date of termination, (ii) accelerated vesting of any equity awards held by the executive that otherwise would have vested and become exercisable over the 12 months following the date of termination, (iii) any annual bonus earned by the executive for any fiscal year completed prior to the date of termination that remains unpaid as of the date of termination, (iv) a lump sum payment equal to the executive’s target bonus under the applicable annual bonus plan for the fiscal year in which the date of termination occurs, pro-rated according to the number of days the executive was employed in such fiscal year (but no less than 50% for Messrs. Berle or Davenport), (v) an amount equal to 100% of the executive’s then-current base salary, payable in equal installments in accordance with Topgolf’s regular payroll practice over a period of 12 months, (vi) up to 12 months of COBRA premium payment reimbursements, and (vii) for Messrs. Berle and Davenport only, up to 6 months of outplacement services through a professional outplacement firm of Topgolf’s choosing. Pursuant to the terms of Mr. Sharpe’s employment agreement, either party may terminate the employment agreement by providing notice of the commencement of a garden leave period of 12 months (except that Topgolf may waive such garden leave period by providing payment in lieu thereof). During the garden leave period, Mr. Sharpe will remain entitled to receive his base salary and employee benefits.

Dolf Berle Letter Agreement

Callaway expects to enter into a letter agreement with Mr. Berle pursuant to which Mr. Berle will separate from Topgolf on March 31, 2021. Provided he remains employed by Topgolf through March 31, 2021, or in the event of his involuntary termination without cause or resignation for good reason prior to such date, Mr. Berle will receive the severance payments and benefits provided under his employment agreement, as described above. In addition, provided he remains employed with Topgolf through March 31, 2021, or in the event of his involuntary termination without cause prior to such date, Mr. Berle will receive (a) a one-time cash payment of $400,000, payable in a lump sum within 30 days following the separation date, and (b) the exercise period of any outstanding vested stock options which are held by Mr. Berle as of the separation date will be extended to the two-year anniversary of the separation date (but in no event beyond the original outside expiration date of such stock options). The separation payments and benefits, and extended exercise period, provided under the letter agreement are subject to Mr. Berle’s timely execution and non-revocation of a general release of claims against Callaway following the separation date.

Erik J. Anderson Consulting Agreement

On October 18, 2016, Topgolf entered into a consulting agreement with WestRiver Management, LLC in connection with Mr. Anderson’s continued service as Topgolf’s Chief Executive Officer (the “Consulting Agreement”). The Consulting Agreement was amended on April 25, 2018 in connection with Mr. Anderson’s cessation of service as Topgolf’s Chief Executive Officer and his continued service as Topgolf’s Executive Chairman. The Consulting Agreement, as amended, governs the terms of Mr. Anderson’s service with Topgolf. Mr. Anderson’s Consulting Agreement provides for a “Base Fee” (regular periodic payments), an “Additional Fee” (an annual performance-based payment opportunity that is intended to provide an incentive in addition to the Base Fee), and a stock option grant. With respect to the fiscal year ended December 29, 2019, the Additional Fee opportunity was equal to 100% of the Base Fee. The Consulting Agreement has no fixed term and can be terminated by Topgolf or Mr. Anderson with 90 days written notice or, in the event Mr. Anderson fails to comply with his obligations to provide services under or otherwise breaches the Consulting Agreement, by Topgolf with no notice. Upon termination of the Consulting Agreement for any reason, Mr. Anderson is entitled to receive any unpaid portion of the Base Fee and Additional Fee accrued through the date of termination.

Immediately following the execution and delivery of the Merger Agreement, Topgolf and WestRiver Management, LLC entered into a mutual termination agreement pursuant to which the Consulting Agreement will terminate as of the Effective Time, subject to payment of amounts payable thereunder to Mr. Anderson.

Topgolf Make-Whole Payments

Topgolf was permitted under the Merger Agreement to pay make-whole payments to Topgolf service providers who had taken voluntary reductions in salaries in response to the COVID-19 pandemic, including all of Topgolf’s executive officers. Certain of these make-whole payments, including payments to certain of Topgolf’s executive officers, were paid subsequent to the date of the Merger Agreement.

Management Following the Merger

As described in “Management Following the Merger,” each of Messrs. Anderson, Dundon and Marimow are expected to become members of the Callaway Board upon the closing of the Merger and will be eligible to receive compensation from Callaway for their service as non-employee members of the Callaway Board pursuant to the Callaway non-employee director compensation policy. Mr. Anderson will serve as Vice Chairman of the Callaway Board.

Callaway non-employee directors are compensated for their service on the Board and its committees with a mix of cash and equity-based compensation. Callaway non-employee directors are also reimbursed for their travel expenses incurred in connection with their duties, and receive other benefits such as the right to use, and the right to purchase at a discount, Callaway’s products. Under the current non-employee director compensation policy, non-employee directors are eligible to receive annual base cash compensation of $75,000. Non-employee directors who serve as chairs of Board committees are paid an additional annual retainer fee. The Chair of the Audit Committee is paid $15,000; the Chair of the Compensation Committee is paid $12,500; the Chair of the Nominating and Corporate Governance Committee is paid $10,000; and the Board Chairman is paid an additional annual $40,000 cash retainer. Callaway expects these cash compensation levels to apply to the new directors at the Effective Time.

Upon the initial election or appointment of a new director and for each year of continuing service on the Callaway Board, a non-employee director is granted restricted stock units generally (but may be granted stock options, restricted stock, restricted stock units, or a combination thereof, as permitted under Callaway’s 2013 Non-Employee Directors Stock Incentive Plan) with an aggregate grant date fair value of approximately $100,000 (which may be prorated as determined by the Board) as the long-term incentive portion of director compensation. Such equity-based awards are made as of the date of appointment or re-election in the form and amount as determined by the Callaway Board on the recommendation of the Callaway Compensation Committee. The value and the number of equity awards to be granted to the new directors at the Effective Time, if any, have not yet been determined.

Callaway has a policy that the non-employee directors should promote Callaway’s products by using Callaway’s current products whenever they play golf. To assist them in complying with this policy, non-employee directors are entitled to receive a limited amount of Callaway’s golf club and golf ball products, free of charge, for their own personal use and the use of immediate family members residing in their households. Non-employee directors also receive a limited amount of other products (e.g., apparel and other accessories) free of charge and the right to purchase a limited amount of additional golf clubs, balls and accessories at a discount. The aggregate value of this personal benefit did not exceed $10,000 for any director in 2019 and is therefore not required to be reported in the table below.

Pursuant to the Stockholders Agreement, each of the Support Stockholders (together with their successors and permitted transferees) will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board following the closing of the

Merger and for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger. See the section titled “Agreements Related to the Merger—Stockholders Agreement.”

In addition, Mr. Brewer, a member of the Topgolf Board, is President and Chief Executive Officer of Callaway.

Grant of Callaway Equity Awards

In connection with the closing of the Merger, Callaway will grant to certain employees of Topgolf, including William Davenport, RSUs and PRSUs with respect to Callaway common stock. Both the RSUs and the PRSUs are contingent rights to receive one share of Callaway common stock upon vesting of the applicable award. Callaway expects to also grant to certain employees of Topgolf, including Mr. Davenport, annual awards in the form of RSUs and PRSUs following the Effective Time, but the Callaway Board has not yet approved any such awards. Callaway expects to grant these awards as inducement awards pursuant to NYSE Rule 303A.08 pursuant to an inducement plan to be adopted by Callaway prior to the Effective Time. It is expected that the inducement plan will have substantially the same terms as Callaway’s Equity Plan, other than those provisions that are inapplicable due to the requirements of NYSE Rule 303A.08. Mr. Berle and Mr. Cheng will not receive new awards from Callaway.

At the Effective Time, William Davenport will be granted 51,031 RSUs and 62,371 PRSUs (at “target”) by Callaway as incentive and retention awards in connection with the transaction.

The RSUs granted to Mr. Davenport will vest and the restrictions lapse in three equal annual installments commencing on the one-year anniversary of the grant date, subject to continued employment through each applicable vesting date. This schedule means that, to receive the full benefit of the RSUs, the recipient must generally perform three years of continuous service following the grant date.

The PRSUs will vest after three years based on performance against a cumulative Topgolf Adjusted EBITDAS goal over a three-year performance period beginning January 1, 2021 and ending December 31, 2023. The number of shares earned may vary from 0% to 150% of the total target number of shares underlying the PRSUs, depending on Topgolf’s performance during this three-year period. However, final vesting of the PRSUs will not occur until the third anniversary of the grant date, following the end of the three-year performance period, and will be subject to continued employment through that date.

The extent to which PRSUs are eligible to vest is determined based on the performance level achieved, and award levels are interpolated on a straight line basis for achievement between the threshold, target and maximum performance goals. Performance at the “threshold” level will result in 50% of the target PRSUs vesting, performance at the “target” level will result in 100% of the target PRSUs vesting, and performance at the “maximum” level will result in 150% of the target PRSUs vesting. Performance below the threshold performance goal will result in no PRSUs eligible to vest. If the Compensation Committee determines that vesting of the PRSUs is accelerated in connection with a change in control prior to the completion of the performance period for the performance metrics pursuant to the terms of the PRSU agreements, the value of the PRSUs will vest upon closure and be paid out at the target performance level.

None of the PRSUs include dividend equivalents. Unvested RSUs granted by Callaway have dividend equivalents in the form of additional RSUs. Dividend equivalents entitle holders of RSUs to the same dividend value per share as holders of Common Stock but are accrued in additional RSUs. Dividend equivalents are subject to the same vesting and other terms and conditions as the corresponding unvested RSUs. The additional RSUs accrued in respect of dividends are accumulated and issued when and to the extent the underlying RSUs vest.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, each of the Support Stockholder will, after 180 days from the consummation of the Merger, be entitled to have registered, in certain circumstances, the resale of shares of Callaway common stock received by them in connection with the Merger, subject to the conditions of the Registration Rights Agreement. See the section titled “Agreements Related to the Merger—Registration Rights Agreement.”

Indemnification and Insurance

Pursuant to the Merger Agreement, Callaway and Topgolf are required to indemnify present and former directors and officers of Topgolf against any losses incurred in connection with any action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time. In addition, for a period of six years following the Effective Time, Callaway and Topgolf are required to maintain provisions in Topgolf’s governing documents relating to indemnification and exoneration of officers and directors that are no less favorable in any material respect than the provisions of such governing documents as of the date of the Merger Agreement. Further, Callaway and Topgolf are required to obtain “tail” policies in favor of the indemnified persons, subject to the terms provided in the Merger Agreement. See the section titled “The Merger Agreement—Director and Officer Indemnification and Insurance.”

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger three business days after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger), including, among other things:

•	the applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or been terminated;

•

the absence of any law, or ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with a governmental authority, enacted or promulgated in the United States or other specified jurisdiction enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have been become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement may be issued and in effect;

•	the adoption by the Topgolf stockholders of the Merger Agreement and the consummation of the transactions proposed under the Merger Agreement;

•	the approval by the Callaway stockholders of the issuance of shares of Callaway common stock to Topgolf’s stockholders in connection with the transactions contemplated by the Merger Agreement; and

•	the shares of Callaway common stock that will be issued as consideration in connection with the transactions contemplated by the Merger Agreement must have been approved for listing on the NYSE.

The Merger will become effective upon the filing of a certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by Callaway and Topgolf in the certificate of Merger. Neither Callaway nor Topgolf can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

Under the HSR Act, the Merger cannot be completed until, among other things, Callaway and Topgolf each files a notification and report form with the FTC and the DOJ and the applicable waiting period has been terminated or has expired. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30- calendar day waiting period following the parties’ filings of their respective HSR Act notification and report forms or the early termination of that waiting period. If the FTC or the DOJ issues a second request prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. On November 9, 2020, each of Callaway and Topgolf filed a notification and report form pursuant to the HSR Act with the FTC and the DOJ. On November 23, 2020, the FTC granted early termination of the waiting period under the HSR Act with respect to the Merger, effective immediately.

At any time before or after the completion of the transaction, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the transaction, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to terminate existing relationships and contractual rights, or to take other actions or agree to other restrictions limiting the freedom of action of the parties. In addition, at any time before or after the completion of the transaction, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the transaction on antitrust grounds will not be made or, if such a challenge is made, what the result will be. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 150 of this proxy statement/prospectus/consent solicitation.

In connection with the transaction, the parties also intend to make all required filings with the SEC, the Delaware Secretary of State and the NYSE, as well as any required filings with state or local licensing authorities.

Anticipated Accounting Treatment

Callaway and Topgolf prepare their financial statements in accordance with U.S. GAAP. The Merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Callaway considered as the accounting acquirer and Topgolf as the accounting acquiree. Accordingly, Callaway will measure the assets acquired and liabilities assumed at their fair values including net tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date, with any excess purchase price over those fair values being recorded as goodwill. See the section titled “Selected Historical and Unaudited Pro Forma Condensed Combined Financial Information and Data” beginning on page 16 of this proxy statement/prospectus/consent solicitation for additional information.

NYSE Listing

Shares of Callaway common stock are currently listed on the NYSE under the symbol “ELY.” As of November 20, 2020, the closing price of Callaway’s common stock was $18.76. Callaway has agreed to use reasonable best efforts to cause the shares of Callaway common stock being issued in connection with the transactions contemplated by the Merger Agreement to be approved for listing on the NYSE, subject to official notice of issuance.

In addition, under the Merger Agreement, each of Callaway’s and Topgolf’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Callaway common stock to be issued in the Merger have been approved for listing on the NYSE, subject to official notice of issuance, as of the closing of the Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Topgolf stock. This discussion applies only to holders of Topgolf stock that hold their respective shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders of Topgolf stock in connection with the Merger in light of their particular circumstances. For example, this discussion does not address any tax consequences arising under the Medicare contribution tax on net investment income, or to holders that are subject to special treatment under the Code, such as:

•	banks and financial institutions;

•	insurance companies;

•	real estate investment trusts and regulated investment companies;

•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities);

•	tax-exempt organizations, pension funds or governmental organizations;

•	brokers or dealers in securities or currencies;

•	individual retirement and other deferred accounts;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or former long-term residents of the U.S.;

•	grantor trusts;

•	“passive foreign investment companies” or “controlled foreign corporations;”

•	persons holding Topgolf stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; and

•	any holder of Topgolf stock that received such stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation.

For purposes of this section, a “U.S. Holder” is a beneficial owner of Topgolf stock that is any of the following for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds Topgolf stock, the U.S. federal income tax treatment of a partner in such partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, the partners in a partnership that holds Topgolf stock are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the Merger.

This discussion is based upon the Code, applicable Treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax (such as gift and estate taxes), are not addressed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described herein. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER TO ANY PARTICULAR HOLDER OF TOPGOLF STOCK WILL DEPEND ON THE HOLDER’S PARTICULAR CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU OF THE MERGER, IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

Consequences of the Merger to U.S. Holders of Topgolf Stock

Consequences if the Merger Qualifies as a Reorganization

It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Topgolf’s obligation to effect the Merger is subject to the satisfaction, or waiver by Topgolf, at or prior to the Effective Time, of the following condition: receipt by Topgolf of a written tax opinion from Weil, Gotshal & Manges LLP, legal counsel to Topgolf (or another nationally recognized law firm, including Latham & Watkins LLP, legal counsel to Callaway), dated as of the closing date of the Merger, to the effect that, for U.S. federal income tax purposes, the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion will be based on customary assumptions and representations made by Callaway and Topgolf, as well as certain covenants and undertakings by Callaway and Topgolf. If any of the assumptions, representations, covenants or undertakings by Callaway or Topgolf is incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected and the tax consequences of the Merger could differ from those described herein. An opinion of counsel represents counsel’s best legal judgment, but is not binding on the IRS or any court. Neither Callaway nor Topgolf intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, even if Topgolf receives a tax opinion that concludes that the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

The remainder of this discussion under “—Consequences if the Merger Qualifies as a Reorganization” and the discussion under “Cash Received Instead of a Fractional Share of Callaway Common Stock” below assumes the receipt and accuracy of the opinion described above.

Assuming that the Merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the Merger to U.S. Holders of Topgolf stock are as follows:

•

a U.S. Holder of Topgolf stock will not recognize any gain or loss realized on the exchange of Topgolf stock for Callaway common stock (other than with respect to any cash received in lieu of fractional share interests in Callaway common stock, which shall be treated as discussed below);

•

the aggregate tax basis of the Callaway common stock received in the Merger (including any fractional share interests in Callaway common stock deemed received and exchanged for cash, as discussed below) will be the same as the aggregate tax basis of the Topgolf stock surrendered in exchange for such Callaway common stock; and

•

the holding period of Callaway common stock received in exchange for shares of Topgolf stock (including any fractional share interests in Callaway common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the Topgolf stock surrendered in exchange for such Callaway common stock.

If a U.S. Holder exchanges more than one “block” of Topgolf stock (that is, groups of Topgolf stock that the U.S. Holder acquired at different times or for different prices), the tax basis in, and the holding period of, the Topgolf stock exchanged for Callaway common stock in accordance with the preceding rules will be determined separately with respect to each such block of Topgolf stock.

Cash Received Instead of a Fractional Share of Callaway Common Stock

A U.S. Holder that receives cash in lieu of a fractional share of Callaway common stock as part of the Merger generally will be treated as having received the fractional share pursuant to the Merger and then as having sold to Callaway that fractional share of Callaway common stock for cash. As a result, a U.S. Holder of Topgolf stock generally will recognize gain or loss measured by the difference between the amount of cash received for such fractional share and the portion of the U.S. Holder’s tax basis in the Topgolf stock allocated to the fractional share. Gain or loss recognized with respect to cash received in lieu of a fractional share of Callaway common stock generally will be capital gain or loss, and generally will be long-term capital gain or loss if, as of the Effective Time, the holding period for the applicable Topgolf stock is greater than one year. Long-term capital gain of certain non-corporate taxpayers, including individuals, generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Consequences if the Merger Fails to Qualify as a Reorganization

If any requirement for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, a U.S. Holder of Topgolf stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Topgolf stock surrendered in the Merger in an amount equal to the difference between (i) the fair market value of the Merger Consideration received in exchange for such surrendered share upon completion of the Merger and (ii) the holder’s basis in the share of Topgolf stock surrendered. Gain or loss must be calculated separately for each block of Topgolf stock exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Topgolf stock exceeds one year at the Effective Time. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Callaway common stock received in the Merger would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such shares would begin on the day following the Merger.

Information Reporting and Backup Withholding

If the Merger qualifies as a “reorganization” under Section 368(a) of the Code, current Treasury regulations require certain U.S. Holders who are “significant holders” of Topgolf stock (generally, a U.S. Holder that owns at least 1% (by vote or value) of the outstanding Topgolf stock or has a basis in Topgolf securities of at least $1,000,000 immediately before the Merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the Merger occurs setting forth certain information with respect to the transaction. U.S. Holders are urged to consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement.

In addition, proceeds received in connection with the Merger may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who timely furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

THE CONCLUSIONS EXPRESSED ABOVE ARE BASED ON CURRENT LAW. FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THESE CONCLUSIONS. THIS DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO U.S. HOLDERS OF TOPGOLF STOCK. IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation and is incorporated by reference into this proxy statement/prospectus/consent solicitation. The Merger Agreement has been attached to this proxy statement/prospectus/consent solicitation to provide you with information regarding its terms. It is not intended to provide any other factual information about Callaway, Topgolf or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Callaway and Merger Sub, on the one hand, and Topgolf, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Callaway and Topgolf do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Callaway or Topgolf, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Callaway, Merger Sub and Topgolf and are modified by the disclosure schedules. In addition, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus/consent solicitation and in the documents incorporated by reference into this proxy statement/prospectus/consent solicitation. See the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

The Transaction

The Merger Agreement provides, among other matters, for the combination of Callaway and Topgolf to occur pursuant to a merger, on the terms and subject to the conditions in the Merger Agreement and in accordance with the DGCL. At the Effective Time, Merger Sub will be merged with and into Topgolf, with Topgolf continuing as the surviving corporation and a wholly owned subsidiary of Callaway. From and after the Effective Time, all of the property, rights, privileges, powers and franchises of Topgolf and Merger Sub shall vest in the surviving corporation and all of the debts, liabilities, and duties of Topgolf and Merger Sub shall become the debts, liabilities and duties of the surviving corporation.

At the Effective Time, the certificate of incorporation and the bylaws of the surviving corporation will be amended and restated in their entirety to read the same as the certificate of incorporation and bylaws, respectively, of Merger Sub as in effect immediately prior to the Effective Time until thereafter supplemented or amended in accordance with their terms and the DGCL, except that the name of the surviving corporation will be “Topgolf International, Inc.” and references to the incorporator will be deleted. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the surviving corporation and the officers of Topgolf immediately prior to the Effective Time will continue to be the officers and of the surviving corporation.

Closing; Effective Time

The closing will take place remotely by exchange of documents via email or facsimile on the third business day after the satisfaction or, to the extent permitted by applicable law, waiver of the last of the conditions to closing (other than any such conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver thereof), unless another date or place is agreed to in writing by Callaway and Topgolf. Notwithstanding the foregoing, Callaway and Topgolf have agreed that the closing will not occur prior to the earliest of (i) a date prior to or during the Marketing Period (as defined below) to which Callaway and Topgolf may agree, (ii) the first business day immediately following the final day of the Marketing Period, (iii) the date on which the Term Loan Amendment is executed and delivered by, and becomes irrevocably valid and binding against, each of the parties thereto and (iv) the first business day immediately following the first period of 15 business days after the date on which the arrangers under the Debt Commitment Letter have launched the primary syndication of the Refinancing Term Loan Facility. For purposes of the preceding clause (iv), November 25, 2020 through November 27, 2020 shall not constitute business days and, if such 15-business-day period has not ended prior to December 18, 2020, such 15-business-day period shall not commence earlier than January 4, 2021.

For purposes of this proxy statement/prospectus/consent solicitation, “Marketing Period” means the first period of 15 consecutive business days after the date of the Merger Agreement (ending no later than the business day prior to the closing) commencing on the date on which Callaway has received certain financial statements required under the Merger Agreement or, subject to the terms and conditions of the Merger Agreement, the date on which Topgolf provides written notice of such receipt. However, (i) November 25, 2020 through November 27, 2020 shall not constitute business days for purposes of the Marketing Period, (ii) if the Marketing Period has not ended prior to December 18, 2020, the Marketing Period shall not commence earlier than January 4, 2021, and (iii) once the Marketing Period has commenced, the delivery of any additional financial statements after the first day of the Marketing Period will not result in the “restart” of the Marketing Period.

On the closing date of the Merger, the parties will cause a certificate of merger with respect to the Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided under the DGCL. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to by Callaway and Topgolf in writing and specified in the certificate of merger.

Merger Consideration; Effect of the Transaction on Capital Stock

Subject to the applicable provisions of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the parties or holders of any securities of Topgolf or any other person, other than any cancelled shares (as defined below) or dissenting shares:

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each share of Topgolf Series A-1 preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series A-1 per share consideration;

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each share of Topgolf Series A-2 preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series A-2 per share consideration;

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each share of Topgolf Series B preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series B per share consideration;

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each share of Topgolf Series C-1 preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series C-1 per share consideration;

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each share of Topgolf Series C-2 preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series C-2 per share consideration;

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each share of Topgolf Series E preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series E per share consideration;

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each share of Topgolf Series F preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series F per share consideration;

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each share of Topgolf Series G preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series G per share consideration;

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each share of Topgolf Series H preferred stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the Series H per share consideration; and

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each share of Topgolf common stock issued and outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a number of shares of Callaway common stock equal to the per share common stock consideration.

Each of the Series A-1 per share consideration, Series A-2 per share consideration, Series B per share consideration, Series C-1 per share consideration, Series C-2 per share consideration, Series E per share consideration, Series F per share consideration, Series G per share consideration and Series H per share consideration is calculated based on the applicable liquidation preference set forth in Topgolf’s organizational documents, and is referred to collectively as the “per share preferred stock consideration.” For more information on the liquidation preferences of each series of Topgolf preferred stock, see Note 13 to Topgolf’s audited consolidated financial statements and Note 11 to Topgolf’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

The “per share common stock consideration” is the number of shares of Callaway common stock to be received for each share of Topgolf common stock, and is equal to a number of shares of Callaway common stock, assuming a value of $19.40 per share, equal in value to (i)(a) the aggregate value of the Consideration Cap minus (b) the aggregate value of the Callaway common stock, assuming a value of $19.40 per share, to be issued to the Topgolf preferred stockholders, divided by (ii) the total number of outstanding equity securities of Topgolf (other than shares of preferred stock) on a fully diluted basis using the treasury method of accounting as of the closing date (excluding out-of-the-money stock options).

Also at the Effective Time, (i) each share of Topgolf capital stock issued and outstanding immediately prior to the Effective Time that is owned or held by Callaway, Merger Sub, or any direct or indirect subsidiary thereof, or owned or held in treasury by Topgolf immediately prior to the Effective Time, will automatically be cancelled without payment of any consideration therefor (collectively, the “cancelled shares”), and (ii) each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will no longer be outstanding and will be converted into and become one fully paid and non-assessable share of common stock, par value $0.00001, of the surviving corporation.

Treatment of Topgolf Warrant

At the Effective Time, pursuant to a warrant assumption agreement, dated as of October 27, 2020 (the “Warrant Assumption Agreement”), that certain issued and outstanding Warrant to Purchase Shares of Series E Preferred Stock, dated July 6, 2016, between Topgolf and Providence (the “Topgolf Series E Warrant”) will be assumed by Callaway and will be converted into the right to receive a number of shares of Callaway common stock equal to the product of (i) the number of shares of Topgolf Series E preferred stock in respect of which such Topgolf Series E Warrant was exercisable immediately prior to the Effective Time in accordance with the terms thereof multiplied by (ii) the Equity Award Exchange Ratio (as described below under “—Treatment of

Topgolf Equity Awards”). The exercise price for such Topgolf Series E Warrant following the Effective Time will be a price equal to the quotient of (i) the exercise price for shares of Series E preferred stock under the Topgolf Series E Warrant as of immediately prior to the Effective Time in accordance with the terms thereof divided by (ii) the Equity Award Exchange Ratio.

Treatment of Topgolf Equity Awards

Topgolf Stock Options

Topgolf options will be treated as follows:

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at the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is held by an employee or independent contractor of Topgolf who is providing services to Topgolf at the Effective Time, or a Topgolf director who will be appointed to the Callaway Board following the consummation of the Merger (each, a “Rollover Option”) will be automatically converted into an option to purchase a number of shares of Callaway common stock (rounded down to the nearest whole number of shares) to be determined by multiplying the number of shares of Topgolf common stock subject to such Rollover Option by an exchange ratio (the “Equity Award Exchange Ratio”) calculated by dividing (x) the cash equivalent per share common stock consideration to be paid to Topgolf common stockholders by (y) $19.40, with each such Rollover Option to have a per share exercise price equal to the per share exercise price of the underlying Topgolf stock option divided by the Equity Award Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and

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immediately prior to the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is not a Rollover Option (each, a “Settled Stock Option”), will be deemed to be net exercised for a number of shares of Callaway common stock equal to (x) the excess, if any, of the per share common stock consideration over the exercise price of the Settled Stock Option and applicable taxes to be withheld as a result of the deemed exercise, multiplied by the total number of shares of Topgolf common stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (y) the cash equivalent per share common stock consideration (rounded down to the nearest whole share).

Topgolf Restricted Stock Awards

At the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration, which shares will be subject to the same terms and conditions as were applicable to such shares of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions.

Adjustments to Merger Consideration

If, between the date of the Merger Agreement and the Effective Time, any change with respect to Topgolf stock or Callaway common stock occurs as a result of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares, or any similar event, or a record date with respect to any such event shall have occurred, then any number, value (including dollar value) or amount contained in the Merger Agreement which is based upon the number of shares of Topgolf stock or Callaway common stock, as applicable, will be appropriately adjusted to provide the parties the same economic effect as contemplated by the Merger Agreement.

Total Merger Consideration

In no event will the aggregate number of shares of Callaway common stock to be issued by Callaway pursuant to the Merger Agreement exceed (i) the Consideration Cap divided by $19.40 (except, if applicable, as a result of adjustments made in accordance with the Merger Agreement and described above under “—Adjustments to Merger Consideration”) and less (ii) the number of shares of Callaway common stock that would otherwise be issuable to Callaway as a result of its existing ownership of Topgolf stock.

For purposes of this proxy statement/prospectus/consent solicitation, “Consideration Cap” means $1,938,893,700 plus the aggregate amount of cash proceeds received by Topgolf after the date of the Merger Agreement in respect of (i) the Topgolf Series H Preferred Offering and (ii) the issuance of certain other qualified capital stock (as defined in the Amended Credit Agreement and permitted pursuant to Merger Agreement), except that in no event shall the Consideration Cap exceed a maximum aggregate amount of $1,987,000,000.

Exchange Procedures

Prior to the Effective Time, Callaway will designate the transfer agent for the Callaway common stock, or another bank or trust company mutually acceptable to Callaway and Topgolf, to act as the exchange agent in connection with the Merger (the “exchange agent”). At or prior to the Effective Time, Callaway will deposit, or cause to be deposited, with the exchange agent for the sole benefit of Topgolf stockholders (other than any dissenting stockholders) (collectively, the “converting holders”):

•	evidence of Callaway common stock issuable in book-entry form equal to the applicable portion of the aggregate Merger Consideration payable through the exchange agent; and

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cash in immediately available funds in an amount sufficient to pay any cash in lieu of fractional shares of Callaway common stock and any dividends or other distributions on shares of Callaway common stock payable in accordance with the applicable provisions of the Merger Agreement.

As soon as reasonably practicable after the Effective Time (and in no event later than three business days following the closing date of the Merger), Callaway will cause the exchange agent to mail to each holder of shares of Topgolf stock that were converted into the right to receive shares of Topgolf common stock:

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with respect to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Topgolf stock (a “certificate”), a letter of transmittal in substantially the form attached to this proxy statement/prospectus/consent solicitation as Annex G (the “letter of transmittal”); and

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instructions for effecting the surrender of the certificates (or affidavits of loss in lieu thereof) in exchange for payment of the shares of Callaway common stock into which such shares of Topgolf stock have been converted, including any cash amount payable in respect of fractional shares of Callaway common stock and any dividends or other distributions on shares of Callaway common stock payable in accordance with the applicable provisions of the Merger Agreement.

Upon surrender of a certificate (or an affidavit of loss in lieu thereof) for cancellation to the exchange agent, together with a completed and validly executed letter of transmittal and such other documents as may be required, such holder will be entitled to receive (i) that number of whole shares of Callaway common stock (which will be in uncertificated book-entry form) equal to the per share common stock consideration or the per share preferred stock consideration, as applicable, (ii) any cash in lieu of fractional shares of Callaway common stock, and (iii) any dividends or other distributions on shares of Callaway common stock, in each case that such converting holder has the right to receive in respect of such share of Topgolf stock formerly represented by such certificate in accordance with the applicable provisions of the Merger Agreement, and the certificate so surrendered will be cancelled. The exchange agent will accept such certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the exchange agent may impose to effect an orderly exchange. If any payment in respect of a surrendered certificate is to be made to a person other than the person in whose name the surrendered certificate is registered, it will be a condition precedent of payment that the certificate so surrendered will be properly endorsed or will be otherwise in proper form for transfer (if applicable). The person requesting payment of a portion of the aggregate Merger Consideration to a person other than the person in whose name the surrendered certificate is registered will bear liability, if any, for any stock transfer taxes applicable to the delivery of such applicable portion of the aggregate Merger Consideration to such other person. The approval of Merger Agreement by the requisite vote or written consent of holders of Topgolf stock will also constitute approval of all arrangements relating to the transaction and to the provisions of the Merger Agreement binding upon the converting holders, including the releases, waivers and other provisions of the letter of transmittal.

At the Effective Time, the stock transfer books of Topgolf will be closed and thereafter there will be no further registration of transfers of Topgolf stock. Until surrendered, each certificate will be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the aggregate Merger Consideration payable in respect thereof, any cash amount payable in respect of fractional shares of Callaway common stock and any dividends or other distributions on shares of Callaway common stock payable in accordance with the applicable provisions of the Merger Agreement.

Any shares of Callaway common stock issuable in respect of the aggregate Merger Consideration or cash in lieu of fractional shares that remain unclaimed by the converting holders 12 months following the closing date of the Merger will, at any time thereafter at the request of Callaway, be delivered to Callaway or as otherwise instructed by Callaway. None of Callaway, Topgolf, the surviving corporation or the exchange agent will be liable to any converting holder or any other person for any portion of the aggregate Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

In the event that any certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder, the applicable portion of the aggregate Merger Consideration payable in respect thereof, any cash amount payable in respect of fractional shares of Callaway common stock and any dividends or other distributions on shares of Callaway common stock payable in accordance with the applicable provisions of the Merger Agreement.

No dividends or other distributions with respect to Callaway common stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate with respect to the shares of Callaway common stock issuable pursuant to the Merger Agreement, and all such dividends and other distributions will be paid by Callaway to the exchange agent until the surrender of such certificate (or affidavit of loss in lieu thereof). Subject to applicable law, following surrender of any such certificate (or affidavit of loss in lieu thereof), there will be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time paid with respect to such shares of Callaway common stock to which such holder is entitled pursuant to the Merger Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to such shares of Callaway common stock with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender.

No interest will be paid or will accrue on any portion of the aggregate Merger Consideration (including any cash in lieu of fractional shares that any holder has the right to receive or any amounts that any holder has the right to receive in respect of dividends or other distributions on shares of Callaway common stock payable in accordance with the applicable provisions of the Merger Agreement).

No Fractional Shares

Callaway will not issue fractional shares of Callaway common stock in the transaction. Each converting holder who would otherwise have been entitled to receive a fraction of a share of Callaway common stock (after aggregating all shares of Callaway common stock, including fractional shares, that would be issued to such converting holder) will receive, in lieu thereof, cash, without interest, in an amount equal to the product of (i) such fraction of a share of Callaway common stock multiplied by (ii) $19.40, rounded down to the nearest cent.

Withholding Rights

Each of Callaway, Merger Sub, Topgolf, the surviving corporation and their respective affiliates will be entitled to deduct and withhold from amounts otherwise deliverable or payable under the Merger Agreement any amounts as are required to be deducted or withheld with respect to such delivery or payment under the Code or any other applicable law. To the extent that amounts are so deducted or withheld and made and paid over to the proper governmental entity, such amounts will be treated as having been paid to the person.

Dissenting Shares

To the extent that the provisions of Section 262 of the DGCL are or prior to the Effective Time may become applicable to the Merger, then any share of Topgolf stock, as of the Effective Time, held by a holder who is entitled to demand and has properly demanded (and has not effectively withdrawn or lost its right to) appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (a “dissenting share”) will not be converted into a right to receive the Merger Consideration set forth in the applicable provisions of the Merger Agreement, and shall instead entitle such holder only to such rights as may be granted to him, her or it under the DGCL. However, if any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable law, then such dissenting shares will be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration set forth in the applicable provisions of the Merger Agreement. For information about the procedure for exercising appraisal or dissenters’ rights, see the section titled “Appraisal Rights” beginning on page 256 of this proxy statement/prospectus/consent solicitation.

Representations and Warranties

The Merger Agreement contains representations and warranties by Topgolf, Callaway and Merger Sub that are subject to certain exceptions and qualifications (including exceptions and qualifications related to knowledge, materiality and material adverse effect).

The Merger Agreement contains representations and warranties by Topgolf relating to, among other things, the following:

•	corporate organization;

•	subsidiaries;

•	due authorization;

•	governmental consents and absence of certain conflicts;

•	capitalization;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain legal proceedings and governmental orders;

•	compliance with laws;

•	intellectual property matters;

•	privacy and data protection;

•	material contracts;

•	employees and employee benefit plans and labor matters;

•	tax matters;

•	absence of undisclosed finders’ or brokers’ fees;

•	insurance coverage;

•	real property and assets;

•	environmental matters;

•	absence of certain changes;

•	affiliate arrangements;

•	internal controls and procedures;

•	permits;

•	accuracy of information supplied for inclusion in disclosure documents to be filed with the SEC in connection with the transaction; and

•	absence of additional representations.

The Merger Agreement includes a similar set of representations and warranties by Callaway and Merger Sub relating to, among other things, the following:

•	corporate organization;

•	subsidiaries;

•	due authorization;

•	governmental consents and absence of certain conflicts;

•	capitalization and valid issuance of Callaway common stock in connection with the transaction;

•	absence of undisclosed liabilities;

•	absence of certain legal proceedings and governmental orders;

•	compliance with laws;

•	intellectual property matters;

•	privacy and data protection;

•	material contracts;

•	employees and employee benefit plans and labor matters;

•	tax matters;

•	absence of undisclosed finders’ or brokers’ fees;

•	insurance coverage;

•	real property and assets;

•	environmental matters;

•	absence of certain changes;

•	affiliate arrangements;

•	SEC reporting, financial statements and internal controls;

•	permits;

•	accuracy of information included in disclosure documents to be filed with the SEC in connection with the transaction;

•	New York Stock Exchange registration for the Callaway common stock;

•	certain financing commitments; and

•	absence of additional representations.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct would be material to, or have a material adverse effect on, the applicable party).

For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Topgolf or Callaway, as applicable, any event, change, occurrence, fact, condition, circumstance or development that, individually or in the aggregate, has a material adverse effect on (i) the assets, business, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or (ii) the ability of such party to consummate the transactions contemplated by the Merger Agreement on a timely basis. However, with respect to clause (i), none of the following, alone or in combination, will be deemed to constitute, or be taken into account in determining, whether there has been or will be, a material adverse effect:

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any change or development in applicable laws or GAAP or any official interpretation thereof, or any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, safety or similar law or governmental guidelines or recommendations promulgated by any governmental authority (including the Centers for Disease Control and Prevention and the World Health Organization) in connection with or in response to COVID-19 (“COVID-19 Measures”) or any change in such COVID-19 Measures following the date of the Merger Agreement;

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any change or development in interest rates or United States or global economic, political, business, financial, commodity, currency, regulatory or market conditions generally or changes in the market price or trading volume of the capital stock of such party (or, with respect to Callaway, changes in the market price or trading volume of the capital stock of Callaway);

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the announcement or the execution of the Merger Agreement and the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees;

•	any change generally affecting any of the industries or markets in which such party or its subsidiaries operate or the economy as a whole;

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any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event;

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any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, contracts or other business relationships resulting from, or in connection with, COVID-19, any COVID-19 Measures, or certain other deviations from the ordinary course of business of such party consistent with the actions taken by such party between March 1, 2020 and the date of the Merger Agreement to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (with respect to the applicable party, a “historical COVID-19 response”)), public health emergency or widespread occurrence of infectious disease;

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any national or international political or social conditions in countries in which, or in the proximate geographic region of which, such party or its subsidiaries operate, including large-scale civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel;

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any failure of such party or its subsidiaries to meet any projections, forecasts or budgets, except that this bullet will not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a material adverse effect (to the extent such change or effect is not otherwise excluded from the definition of material adverse effect); or

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any actions taken, or failures to take action, or such other changes or events, which the other party has requested after the date of the Merger Agreement or to which the other party has consented after the date of the Merger Agreement;

except, in the case of the first, second, fourth, fifth, sixth and seventh bullet points above, to the extent any such effect has had a disproportionate impact on such party or any of its subsidiaries, taken as a whole, as compared to other participants in the industry in which such party and its subsidiaries operate (but only the extent of such disproportionate impact will be taken into account when determining whether there has been or will be a material adverse effect).

The representations and warranties in the Merger Agreement do not survive the Effective Time.

Covenants and Agreements

Conduct of Business of Topgolf Prior to Completion of the Transaction

Topgolf has agreed that, between the date of the Merger Agreement and the earlier of the closing date of the Merger or the date, if any, on which the Merger Agreement is validly terminated (the “Interim Period”), except (i) for the taking of a Topgolf COVID-19 Response (as defined below), (ii) as set forth in the Topgolf disclosure schedules, (iii) as expressly contemplated by the Merger Agreement or as consented to by Callaway in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or (iv) as required by law, Topgolf will, and will cause its subsidiaries to, use reasonable best efforts to (a) conduct and operate its business in the ordinary course consistent with past practice; (b) preserve intact the current business organization and ongoing businesses of Topgolf and its subsidiaries, and maintain the existing relations and goodwill of Topgolf and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Topgolf and its subsidiaries; (c) keep available the services of their present officers and other key employees and consultants; and (d) maintain all insurance policies of Topgolf and its subsidiaries or substitutes therefor.

For purposes of this proxy statement/prospectus/consent solicitation, a “Topgolf COVID-19 Response” means any deviations from the ordinary course of business of Topgolf or any of its subsidiaries or any actions, inactions, activities or conduct of Topgolf or any of its subsidiaries, in each case, following the date of the Merger Agreement, that Topgolf reasonably and in good faith determines are reasonably necessary (i) to comply with any COVID-19 Measure or (ii) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any person in response to COVID-19), in a manner consistent with Topgolf’s historical COVID-19 responses (except as set forth in the Topgolf disclosure schedules); provided that (a) in the case of any such deviation, action, inaction, activity or conduct that is reasonably expected to have an adverse financial impact on Topgolf or its applicable subsidiary of at least $1.0 million or to otherwise materially and adversely impact their respective business (except as set forth in the Topgolf disclosure schedules), Topgolf or its applicable subsidiary shall, prior to taking or refraining from taking any such deviation, action, inaction, activity or conduct, reasonably consult with Callaway and consider in good faith Callaway’s suggestions and/or feedback, and use reasonable best efforts to implement any such reasonable suggestions and/or feedback, and (b) in the case of any other such deviation, action, inaction, activity or conduct, (except as set forth in the Topgolf disclosure schedules), Topgolf or its applicable subsidiary shall promptly notify Callaway in writing.

In addition, without limiting the generality of the foregoing, except (a) for the taking of a Topgolf COVID-19 Response, (b) as set forth in the Topgolf disclosure schedules, (c) as expressly contemplated by the

Merger Agreement or as consented to by Callaway in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or (d) as required by law, Topgolf has agreed not to, and to cause its subsidiaries not to, take any of the following actions during the Interim Period:

•	change, modify, amend or waive any provision of the certificate of incorporation, bylaws or other organization documents of Topgolf or its subsidiaries;

•	make, declare, set aside or pay any dividend or distribution to the stockholders of Topgolf in their capacities as stockholders;

•	effect any recapitalization, reclassification, split or other change in its capitalization;

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except in connection with the exercise of the Topgolf Series E Warrant, any Topgolf stock option outstanding on the date of the Merger Agreement or in connection with the Topgolf Series H Preferred Offering, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock

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except as required pursuant to the Topgolf stock plans in effect on the date of the Merger Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests;

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enter into, or amend or modify any material term of (in a manner adverse to Topgolf or any of its subsidiaries), terminate (excluding any expiration in accordance with its terms), fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any material contract, certain specified Topgolf real estate documents or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Topgolf or its subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice and which agreements are valued not in excess of $500,000;

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sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of Topgolf (including the capital stock or other equity interests in any subsidiary of Topgolf) and its subsidiaries, taken as a whole (subject to certain specified exceptions);

•	except as otherwise required pursuant to any Topgolf benefit plan in effect on the date of the Merger Agreement or applicable law:

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grant any increase in compensation or benefits to any current or former director, employee or independent contractor of Topgolf or its subsidiaries who has a title of “senior director” (or equivalent) or above or has an annual base salary or base compensation of $200,000 or above (a “Topgolf Restricted Individual”);

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grant any increase in compensation or benefits to any current or former director, employee or independent contractor of Topgolf or its subsidiaries who is not a Topgolf Restricted Individual (a “Topgolf Non-Restricted Individual”), other than any increase in compensation or benefits of not more than 10% in the aggregate per Topgolf Non-Restricted Individual (as compared to such individual’s compensation and employee benefits immediately prior to such increase) in the ordinary course of business consistent with past practice;

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adopt, enter into, amend or terminate any Topgolf benefit plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which Topgolf or any of its subsidiaries is a party or by which any of them are bound;

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grant or provide or enter into any agreement to grant or provide any retention, change in control, severance or termination payments or benefits, or any increase thereof, to any current or former director, employee or independent contractor of Topgolf or its subsidiaries;

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(i) hire any employee or engage any independent contractor who, upon such employment or engagement, would be a Topgolf Restricted Individual, or (ii) terminate (other than for cause) any employee of Topgolf or its subsidiaries, other than, with respect to a Topgolf Non-Restricted Individual, in the ordinary course of business;

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take any action that will result in the acceleration, vesting or creation of any right of any current or former director, officer, employee or independent contractor of Topgolf or its subsidiaries under any of the Topgolf benefit plans;

•	pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any current or former director, employee or independent contractor of Topgolf or its subsidiaries;

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effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or any other similar foreign, state or local law; or

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(i) take any action related to any workforce changes due to COVID-19 or COVID-19 Measures, or otherwise, whether directly or indirectly, including any actual or expected group terminations, layoffs, furloughs, shutdowns (whether voluntary or by applicable Law), reduce working schedules or make any material changes to benefit or compensation programs, including material reductions in compensation, benefits or working schedules, or material changes to any Topgolf benefit plan, (ii) claim any tax credits under Section 2301 of the Coronavirus Aid, Relief and Economic Security Act of 2020 (the “CARES Act”) or Sections 7001-7003 of the Families First Coronavirus Response Act or I.R.S. Notice 2020-65 or any similar applicable law or (iii) defer any taxes under Section 2302 under the CARES Act or any similar applicable law;

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(i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or enter into any agreements to take any of the foregoing actions; (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Topgolf or its subsidiaries (other than the transactions contemplated by the Merger Agreement); or (iii) file a petition in bankruptcy under any provisions of federal or state bankruptcy law, or consent to the filing of any bankruptcy petition against it under any similar law;

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except in accordance with a capital expenditure budget agreed to by the parties, make any capital expenditures (or commit to make any capital expenditures), except for capital expenditures incurred in the ordinary course of business consistent with past practice that in the aggregate do not exceed $2.0 million;

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make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, employees, agents or consultants) (other than intercompany loans, advances, capital contributions, investments or other intercompany distributions), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, other than advances for reimbursable employee expenses to employees or officers of Topgolf or its subsidiaries in the ordinary course of business consistent with past practice;

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make, revoke or change any material tax election, adopt or change any material tax accounting method or period, file any amendment to a material tax return, enter into any closing agreement with a governmental authority with respect to a material amount of taxes, surrender any right to claim a material refund of taxes, settle or compromise any examination, audit or other action with a governmental authority relating to any material taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes or in respect of any material tax attribute that would give rise to any claim or assessment of material taxes;

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take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying for the intended tax treatment (described below under “—Tax Matters”);

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enter into any agreement that materially restricts the ability of Topgolf or its subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of Topgolf or its subsidiaries to enter a new line of business;

•	acquire any fee interest in real property;

•	enter into, renew or amend in any material respect any agreement with a Topgolf affiliate;

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(i) commence any action in which the amounts at issue exceed $250,000 individually or $500,000 in the aggregate (other than certain actions reasonably necessary to consummate transactions contemplated by the Merger Agreement) or (ii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened action) or compromise or settle any such claim, action or liability, other than a compromise or settlement: (a) in the ordinary course of business consistent with past practice for amounts that do not exceed $250,000 individually and $500,000 in the aggregate or (b) with respect to any claim or action, the monetary damages for which shall be covered in full by (subject to the applicable retention, which retention shall not exceed $250,000 individually and $500,000 in the aggregate) one or more of Topgolf’s or its subsidiaries’ insurance policies; provided that (1) neither Topgolf nor its subsidiaries shall compromise or settle or agree to settle any such claim, action or liability which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on Topgolf’s or any of its subsidiaries’ business and (2) each of Callaway and Topgolf shall give the other the opportunity to participate in the defense or settlement of any stockholder claim or litigation in accordance with the terms of the Merger Agreement;

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incur, borrow, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness, other than in connection with: (i) surety or similar bonds and, to the extent restricted hereby, guarantees provided by (or issued on behalf of) Topgolf or its subsidiaries in connection with their development activities in the ordinary course of business consistent with past practice; and (ii) borrowings, guarantees, letters of credit, other extensions of credit and other financial accommodations under the Amended Credit Agreement; provided, that in no event shall any such borrowing, extension of credit or other financial accommodation made after the date of the Merger Agreement be subject to any prepayment fee or penalty or similar arrangement (other than customary LIBOR “breakage” and similar amounts); provided, further, that in no event shall Topgolf apply for or accept any government stimulus funds;

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(i) amend, restate or modify in a manner that is, in the good faith determination of Topgolf in consultation with Callaway, adverse to Topgolf any terms of or any agreement with respect to any such outstanding indebtedness, or (ii) increase Topgolf’s availability under any such outstanding indebtedness;

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enter into any new line of business outside of the business currently conducted by Topgolf and its subsidiaries as of the date of the Merger Agreement, or abandon or discontinue any existing line of business;

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make any change in financial accounting methods, principles or practices, except insofar as required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization), or applicable law;

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voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Topgolf and its subsidiaries and their assets and properties;

•	voluntarily terminate or modify or waive any material right under any material Topgolf permit; and

•	enter into any agreement, or otherwise commit or authorize (whether in writing or not), to do any of the above prohibited actions.

Conduct of Business of Callaway Prior to Completion of the Transaction

Callaway has agreed that, during the Interim Period, except (i) for the taking of a Callaway COVID-19 Response (as defined below), (ii) as set forth in the Callaway disclosure schedules, (iii) as expressly contemplated by the Merger Agreement or as consented to by Topgolf in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or (iv) as required by law, Callaway will use reasonable best efforts to (a) conduct and operate its business in the ordinary course consistent with past practice; (b) preserve intact the current business organization and ongoing businesses of Callaway and its subsidiaries and maintain the existing relations and goodwill of Callaway and its subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Callaway and its subsidiaries; (c) keep available the services of their present officers and other key employees and consultants; and (d) maintain all insurance policies of Callaway and its subsidiaries or substitutes therefor.

For purposes of this proxy statement/prospectus/consent solicitation, a “Callaway COVID-19 Response” means any deviations from the ordinary course of business of Callaway or any of its subsidiaries or any actions, inactions, activities or conduct of Callaway or any of its subsidiaries, in each case, following the date of the Merger Agreement, that Callaway reasonably and in good faith determines are reasonably necessary (i) to comply with any COVID-19 Measure or (ii) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any person in response to COVID-19), in a manner consistent with Callaway’s historical COVID-19 responses. In the case of any such deviation, action, inaction, activity or conduct that is reasonably expected to have an adverse financial impact on Callaway or its applicable subsidiary of at least $1.0 million or to otherwise materially and adversely impact their respective business, Callaway or its applicable subsidiary shall, prior to taking or refraining from taking any such deviation, action, inaction, activity or conduct, reasonably consult with Topgolf and consider in good faith Topgolf’s suggestions and/or feedback, and use reasonable best efforts to implement any such reasonable suggestions and/or feedback, and in the case of any other such deviation, action, inaction, activity or conduct, Callaway or its applicable subsidiary shall promptly notify Topgolf in writing.

In addition, without limiting the generality of the foregoing, except (a) for the taking of a Callaway COVID-19 Response, (b) as set forth in the Callaway disclosure schedules, (c) as expressly contemplated by the Merger Agreement or as consented to by Topgolf in writing (which consent shall not be unreasonably conditioned, withheld or delayed) or (d) as required by law, Callaway has agreed not to, and to cause its subsidiaries not to, take any of the following actions during the Interim Period:

•	change, modify, amend or waive any provision of the organizational documents of Callaway or its subsidiaries;

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make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to the Callaway stockholders in their capacity as stockholders (subject to certain specified exceptions);

•	effect any recapitalization, reclassification, split or other change in its capitalization;

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except in connection with the exercise of certain Callaway equity awards or the conversion of any other securities outstanding on the date of the Merger Agreement into shares of Callaway common stock, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock;

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except as required by the Callaway organizational documents or pursuant to any Callaway equity plan and the award agreements thereunder, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests (other than distributions by a Callaway subsidiary to Callaway or another subsidiary of Callaway);

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sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of Callaway (including the capital stock or other equity interests in any subsidiary of Callaway) and its subsidiaries, taken as a whole (subject to certain specified exceptions);

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effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the WARN Act or other similar foreign, state or local law;

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(i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or enter into any agreements to take any of the foregoing actions; (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Callaway or its subsidiaries (other than the transactions contemplated by the Merger Agreement); or (iii) file a petition in bankruptcy under any provisions of federal or state bankruptcy law, or consent to the filing of any bankruptcy petition against it under any similar law;

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make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, employees, agents or consultants) (other than intercompany loans, advances, capital contributions, investments or other intercompany distributions), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, other than advances for reimbursable employee expenses to employees or officers of Callaway or its subsidiaries in the ordinary course of business consistent with past practice;

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take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the transactions contemplated by the Merger Agreement from qualifying for the intended tax treatment (described below under “—Tax Matters”);

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enter into any agreement that materially restricts the ability of Callaway or its subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of Callaway or its subsidiaries to enter a new line of business;

•	enter into, renew or amend in any material respect any agreement with a Callaway affiliate (subject to certain specified exceptions);

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incur, borrow, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness in excess of $10.0 million, other than in the ordinary course of business consistent with past practice or in connection with: (i) letters of credit, surety or similar bonds and, to the extent restricted hereby, guarantees provided by (or issued on behalf of) Callaway or its subsidiaries in connection with their development activities in the ordinary course of business consistent with past practice; (ii) borrowings, extensions of credit and other financial accommodations under existing Callaway credit agreements, in each case, as in effect on the date of the Merger Agreement or; (iii) or as otherwise permitted by the Merger Agreement (including with respect to certain financing transactions described further in the section titled “Bank Commitment Letter and Related Financing” beginning on page 159 of this proxy statement/prospectus/consent solicitation) and

(iv) any outstanding senior unsecured convertible debt securities of Callaway, as in effect on the date of the Merger Agreement, and guarantees thereof by Callaway’s subsidiaries; provided, that in no event shall Callaway apply for or accept any government stimulus funds;

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amend, restate or modify any terms of or any agreement with respect to any such outstanding indebtedness in a manner that (i) is, in the good faith determination of Callaway in consultation with Topgolf, adverse to Callaway in any material respect or (ii) would result in a breach or default by Topgolf or any of its subsidiaries under Topgolf’s Amended Credit Agreement;

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enter into any new line of business outside of the business currently conducted by Callaway and its subsidiaries as of the date of the Merger Agreement, or abandon or discontinue any existing line of business;

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voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Callaway and its subsidiaries and their assets and properties;

•	voluntarily terminate or modify or waive any material right under any material Callaway permit; and

•	enter into any agreement, or otherwise commit or authorize (whether in writing or not), to do any of the above prohibited actions.

Board Recommendations

Callaway has agreed to include the recommendation of the Callaway Board to the Callaway stockholders in favor of the adoption of the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Callaway board recommendation”), in this proxy statement/prospectus/consent solicitation.

Topgolf has also agreed to include the recommendation of the Topgolf Board to the Topgolf stockholders in favor of the adoption of the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement (the “Topgolf board recommendation”), in this proxy statement/prospectus/consent solicitation. The Merger Agreement also provides that Topgolf will solicit approval of the Topgolf stockholders via written consent as promptly as practicable after the registration statement of which this proxy statement/prospectus/consent solicitation is a part becomes effective.

No Solicitation; Acquisition Proposals

Except as expressly permitted by the terms of the Merger Agreement, and subject to the terms of the Merger Agreement, each of Callaway and Topgolf has agreed that it will not, will cause its respective subsidiaries not to, and will use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

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initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal (as defined below);

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engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;

•	execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (subject to specified exceptions in accordance with the Merger Agreement),

merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

Immediately following the execution of the Merger Agreement, each of Callaway and Topgolf agreed to, and to cause each of its subsidiaries to, use its reasonable best efforts to cause its and their representatives to cease any solicitations, discussions or negotiations with any person (other than the parties to the Merger Agreement and their respective representatives) conducted prior to the date of the Merger Agreement in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Each of Callaway and Topgolf agreed, within three business days of the execution of the Merger Agreement, to instruct each person (other than the parties to the Merger Agreement and their respective representatives) that had executed a confidentiality agreement prior to the date of the Merger Agreement in connection with its consideration of acquiring such party to promptly return or destroy all confidential information furnished to such person by or on behalf of such party or any of its subsidiaries prior to the date of the Merger Agreement, and to terminate such person’s access to any physical or electronic data room maintained by or on behalf of such party or any of its subsidiaries.

Each of Callaway and Topgolf, as applicable, has agreed to promptly (and in any event within 24 hours) notify, in writing, the other party of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice must include the identity of the person or group of persons making, such inquiry, proposal, offer or request for information and, with respect to any such proposal or offer, a summary of the material terms of, and an unredacted copy of any proposed definitive agreement, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such proposal or offer (and to include any other material documents evidencing or specifying the terms of such proposal or offer or, to the extent applicable, inquiry). Each of Callaway and Topgolf has agreed to promptly (and in any event within 24 hours) keep the other party informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any changes or proposed changes thereto and copies of any additional material written materials received by such party, its subsidiaries or their respective representatives). Neither Callaway or Topgolf is permitted to enter into any confidentiality agreement with any person after the date of the Merger Agreement that prohibits it from complying with such obligations.

Notwithstanding the foregoing, the Merger Agreement does not prevent Callaway, Topgolf or their respective boards of directors from taking the following actions:

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with respect to Callaway or the Callaway Board, disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act if, it determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable law (however such clause does not permit Callaway to change its recommendation, except in accordance with the terms of the Merger Agreement);

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prior to obtaining the consent of their respective stockholders, negotiating or executing a confidentiality agreement, subject to certain conditions, with a person and its representatives who has made (and not withdrawn) a bona fide written Acquisition Proposal after the date of the Merger Agreement that did not result from a breach of such party’s non-solicitation covenants under the Merger Agreement, if the applicable board of directors determines in good faith, after consultation with outside legal counsel and financial advisor(s) that failure to do so would constitute a breach of its fiduciary duties under applicable law;

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prior to obtaining the consent of their respective stockholders, engaging in any negotiations or discussions with, or providing certain information to, any person and its representatives who has made (and not withdrawn) a bona fide written Acquisition Proposal after the date of the Merger Agreement that did not result from a breach of such party’s non-solicitation covenants under the Merger

Agreement and that would reasonably be expected to constitute or result in a Superior Proposal, if the applicable board of directors determines in good faith, after consultation with outside legal counsel and financial advisor(s), that (a) such Acquisition Proposal constitutes or would reasonably be expected to constitute or result in a Superior Proposal and (b) failure to do so would constitute a breach of its fiduciary duties under applicable law;

•	prior to obtaining the consent of their respective stockholders, making a change in recommendation as described further below;

•	resolving, authorizing, committing or agreeing to take any of the foregoing actions, to the extent permitted by the foregoing.

If at any time prior to obtaining the consent of its stockholders, the Callaway Board or Topgolf Board determines, in good faith after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a breach of such party’s non-solicitation covenants under the Merger Agreement, that such proposal constitutes a Superior Proposal and the failure to change its recommendation in favor of such Acquisition Proposal would constitute a breach of its fiduciary duties under applicable law, the applicable board of directors may change its recommendation in favor of such Acquisition Proposal. Notwithstanding the foregoing, the applicable board of directors will not be entitled to make such change in recommendation unless it delivers a written notice of such Acquisition Proposal to the other party (including the terms thereof and certain other information) and, after a period of five business days (subject to applicable extension periods), reaffirms in good faith, (i) after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments to the terms and conditions of the Merger Agreement committed to by the other party in writing, and (ii) after consultation with its outside legal counsel, the failure to make such a change in recommendation would constitute a breach of its fiduciary duties under applicable law. During such period, if requested by the other party, the party proposing such change in recommendation and its subsidiaries will use its reasonable best efforts to cause its or their representatives to engage in good faith negotiations with the other party and its representatives to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

For purposes of this proxy statement/prospectus/consent solicitation, the terms “Acquisition Proposal”, and “Superior Proposal” are defined as follows:

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“Acquisition Proposal” means, with respect to any party, any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Callaway, Merger Sub, Topgolf or their respective affiliates) relating to, in a single transaction or series of related transactions: (i) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the revenues, assets or net income of such party and its subsidiaries, taken as a whole (it being understood and agreed this clause “(i)” shall refer to 20% or more of the revenues or assets of any party that recognized a net loss for the last fiscal year, and not any such net loss); (ii) any direct or indirect acquisition of 20% or more of the consolidated assets of such party and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the applicable board of directors), including through the acquisition of one or more subsidiaries of such party owning such assets; (iii) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of such party, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of the total voting power of the equity securities of such party, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party (or any of its subsidiaries) that constitutes 20% or more of the revenues or assets of such party and its subsidiaries, taken as a whole; (iv) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of such party; or (v) any combination of the foregoing.

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“Superior Proposal” means, with respect to any party, a bona fide written Acquisition Proposal made after the date of the Merger Agreement, that did not result from a breach of such party’s non-solicitation covenants in the Merger Agreement, that such party’s board of directors, in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to such party’s stockholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement after taking into account all such factors and matters deemed relevant in good faith by such board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal (including the identity of the third party making such proposal) and the Merger Agreement and the transactions contemplated by the Merger Agreement (including any executed written offer by the other party to amend the terms of the Merger Agreement, termination or break-up fee and conditions to consummation); provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “80%.”

Intervening Events

Prior to obtaining the approval of its stockholders, if the Callaway Board or Topgolf Board, as applicable, determines in good faith, in response to an Intervening Event, after consultation with outside legal counsel, that the failure to change its board recommendation would constitute a breach of its fiduciary duties under applicable law, the applicable board of directors may change its board recommendation. Notwithstanding the foregoing, the applicable board of directors will not be entitled to make such change in recommendation unless it delivers a written notice advising the other party that it proposes to make such change in recommendation and containing certain information and, after a period of five business days (subject to potential extension periods), reaffirms in good faith, after consultation with its outside legal counsel and after taking into account any adjustments to the terms and conditions of the Merger Agreement committed to by the other party in writing, that the failure to make such a change in recommendation would constitute a breach of its fiduciary duties under applicable law. During such intervening period, if requested by the other party, the party proposing such change in recommendation and its subsidiaries will use its reasonable best efforts to cause its or their representatives to engage in good faith negotiations with the other party and its representatives to make such adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for a change in recommendation.

For purposes of the Merger Agreement, “Intervening Event” means, with respect to either Callaway or Topgolf, a material event, fact, development, circumstance or occurrence with respect to the business, assets, operations or prospects of such party and its subsidiaries, taken as a whole, on the one hand, or of the other party and its subsidiaries, taken as a whole, on the other hand, that was not known and was not reasonably foreseeable to the applicable board of directors as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the applicable board of directors as of the date of the Merger Agreement) and that becomes known to the applicable board of directors after the date of the Merger Agreement; provided that in no event shall any of the following constitute an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal by either party that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto; (ii) any events, facts, developments, circumstances or occurrences resulting from, arising in connection with or otherwise related to COVID-19; or (iii) any change in the market price, or change in trading volume, of the capital stock of Callaway.

Reasonable Best Efforts; Regulatory Filings and Other Actions

Subject to the terms and conditions of the Merger Agreement, Callaway and Topgolf will each, and will cause their respective subsidiaries to, use its reasonable best efforts to:

•

assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as reasonably practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated by the Merger Agreement;

•

obtain all consents and approvals of third parties that any of Callaway, Topgolf or their respective affiliates are required to obtain in connection with the transactions contemplated by the Merger Agreement, including any required consents and approvals of parties to material contracts with Topgolf or its subsidiaries (it being understood such consents or approvals are not conditions to closing);

•	terminate or cause to be terminated certain specified agreements between Topgolf and its affiliates; and

•	take such other action as may reasonably be necessary to satisfy the closing conditions and consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable.

Callaway and Topgolf have also agreed to, or cause their respective affiliates to, comply promptly (but in no event later than 10 business days after the date of the Merger Agreement) with the notification and reporting requirements of the HSR Act. Callaway and Topgolf each agreed to use their reasonable best efforts to furnish to the other party as promptly as reasonably practicable all information required for any notification, application or filing to be made pursuant to the HSR Act in connection with the transactions contemplated by the Merger Agreement.

Callaway and Topgolf have agreed to request early termination of all applicable waiting periods under the HSR Act with respect to the transactions contemplated by the Merger Agreement and have agreed to use their reasonable best efforts to:

•	cooperate in good faith with the Regulatory Consent Authorities;

•	substantially comply with any Information or Document Requests; and

•

obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the transactions contemplated by the Merger Agreement, except that in no event will Callaway or Topgolf be required to (and Topgolf and its affiliates will not, without Callaway’s prior written consent) take any remedial action (as defined below), except to the extent that such remedial action, individually and in the aggregate, would not reasonably be expected to have an adverse impact in any material respect on Callaway and its subsidiaries, taken as a whole, or Topgolf and its subsidiaries, taken as a whole, and any such remedial action shall be conditioned on the consummation of the transactions contemplated by the Merger Agreement.

For purposes of this proxy statement/prospectus/consent solicitation, the term “remedial action” means to offer, propose, negotiate, commit, or agree to (i) sell, divest, or otherwise dispose of, license, hold separate, or take or commit to take any action that limits in any respect Callaway’s or Topgolf’s freedom of action with respect to, or their ability to own, manage, retain or operate, any business, products, rights, services, licenses, assets or properties of Callaway, Callaway’s affiliates, Topgolf or Topgolf’s subsidiaries; (ii) terminate, assign, amend or modify any contract, arrangement, commercial relationship or obligation of Callaway, Callaway’s affiliates, Topgolf or Topgolf’s subsidiaries or (iii) take or agree to any other remedial action or commitment, in each case, in order to obtain the expiration or termination of any waiting period or any other consents or approvals from governmental authorities.

Callaway and Topgolf will each:

•

promptly notify the other party of any substantive communication with any governmental authority, and furnish to the other party copies of any notices or written communications received by it or any of its affiliates from any governmental authority, with respect to the transactions contemplated by the Merger Agreement;

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permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed substantive communications by Callaway or Topgolf and/or their respective affiliates to any governmental authority concerning the transactions contemplated by the Merger Agreement; and

•

provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Callaway or Topgolf and/or any of their respective affiliates, agents or advisors, on the one hand, and any governmental authority, on the other hand, concerning or in connection with the transactions contemplated by the Merger Agreement.

Callaway and Topgolf have each agreed not to, without the prior written consent of the other, (i) withdraw any HSR notification form, (ii) extend any waiting period under the HSR Act, or (iii) enter into any timing agreement with any governmental authority, in each case, in connection with the transactions contemplated by the Merger Agreement. Callaway has agreed to pay 100% of the filing fee associated with its filing made pursuant to the HSR Act as an acquiring person in connection with the Merger.

Each of Callaway and Topgolf has agreed that it will not, and will cause its respective affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, would reasonably be expected to:

•

impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any governmental authority that enforces anti-trust laws or the expiration or termination of any applicable waiting period;

•	materially increase the risk of any governmental authority that enforces anti-trust laws entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement; or

•	materially increase the risk of not being able to remove an order of a governmental authority that enforces anti-trust laws on appeal or otherwise.

Director and Officer Indemnification and Insurance

The parties to the Merger Agreement have agreed that, for a period of six years from and after the Effective Time, Callaway and the surviving corporation, will:

•

indemnify and hold harmless each present and former director and officer of Topgolf and each of its subsidiaries (the “Topgolf indemnified persons”) against certain specified, liabilities, costs and expenses (including reasonable attorneys’ fees), arising out of or pertaining to matters existing or occurring at or prior to the Effective Time to the fullest extent that Topgolf or its subsidiaries would have been permitted under applicable law and its organizational documents to indemnify such Topgolf indemnified person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law);

•	maintain the provisions of the Topgolf organizational documents concerning indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable in any material respect to the Topgolf indemnified persons than those in effect as of the date of the Merger Agreement, except as required by law; and

•	not amend, repeal or otherwise modify such provisions in any material respect that would adversely affect the rights of the Topgolf indemnified persons thereunder, except as required by law.

In addition, Callaway and Topgolf will reasonably cooperate in connection with obtaining six-year “tail” policies covering each Topgolf indemnified person with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time, with insurance companies having the same or better AM Best Financial rating as the directors’ and officers’ liability insurance companies of Topgolf as of the date of the Merger Agreement and with terms and conditions providing retentions, limits and other material terms no less favorable in any material respect than the directors’ and officers’ liability insurance policies maintained by Topgolf and its subsidiaries as of the date of the Merger Agreement. Notwithstanding the foregoing, in no event will Topgolf be permitted to spend more than 275% of the last annual premium paid by Topgolf or any of its subsidiaries prior to the date of the Merger Agreement for the six years of coverage under such policies.

Employee Matters

The Merger Agreement provides that Callaway will assume, honor and fulfill all of the Topgolf benefit plans in accordance with their terms as in effect immediately prior to the date of the Merger Agreement or as subsequently amended or terminated as permitted pursuant to the terms of such Topgolf benefit plans and the Merger Agreement. From the Effective Time until December 31, 2021, subject to any actions taken reasonably and in good faith in connection with COVID-19, Callaway will provide, and will cause its affiliates to provide, to each employee of Topgolf and its subsidiaries who continues to be employed by Callaway or any of its subsidiaries (the “continuing employees”) (i) at least the same wage rate or base salary as in effect for such continuing employee immediately prior to the Effective Time and (ii) employee benefits (excluding equity incentive compensation, retention, change-in-control or other special or non-recurring compensation or benefits) that are no less favorable, in the aggregate, than those provided to such continuing employee immediately prior to the Effective Time. Additionally, as soon as reasonably practicable following the closing date of the Merger, Callaway shall grant incentive equity awards to certain continuing employees under an equity plan maintained by Callaway. The Merger Agreement does not confer upon any continuing employee any right to continue in the employ or service of Callaway or any of its subsidiaries, nor does it restrict Callaway’s rights to terminate the services of any continuing employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement with a continuing employee.

For all purposes where length of service is relevant under any employee benefit plans and arrangements in which such continuing employees may be eligible to participate following the Effective Time, Callaway will, and will cause its affiliates to, cause each continuing employee to be credited with his or her years of service with Topgolf and its subsidiaries before the Effective Time. However, there will be no duplication of benefits.

To the extent that Callaway modifies any health or welfare coverage or benefits under any Topgolf benefit plan in which the continuing employees participate following the Effective Time, Callaway shall use commercially reasonable efforts to waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements under the analogous Callaway employee benefit plan and shall give such continuing employees credit under the analogous Callaway employee benefit plan for deductibles, co-insurance and out-of-pocket payments that have been paid during the year in which such health or welfare coverage or benefit modification occurs.

If, at least 10 business days prior to the Effective Time, Callaway provides written notice directing Topgolf to terminate its 401(k) plan(s), Topgolf will terminate any and all 401(k) plans (collectively, the “Topgolf 401(k) plan”) effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) termination date”). If the Topgolf 401(k) plan is terminated, then immediately following the 401(k) termination date, Callaway will permit all continuing employees who were participants in the Topgolf 401(k) plan as of the

401(k) termination date to participate in Callaway’s 401(k) plan. Further, Topgolf will not provide for either a discretionary match or a profit sharing contribution under the Topgolf 401(k) plan for any period following the date of the Merger Agreement.

Prior to the closing date of the Merger, Topgolf will submit for approval by the Topgolf stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G stockholder vote”), any payments that constitute or would reasonably be expected to constitute “parachute payments” pursuant to Section 280G of the Code (each, a “parachute payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations promulgated thereunder) and which are irrevocably waived by such individual. Prior to the distribution of the 280G stockholder vote materials, Topgolf will use commercially reasonable efforts to obtain a waiver of the right to receive or retain any parachute payment (in the absence of the 280G stockholder vote) from each of the applicable “disqualified individuals” whose parachute payments would be subject to the 280G stockholder vote.

Tax Matters

Neither Callaway nor Topgolf shall intentionally take or cause to be taken, or intentionally fail to take or intentionally cause to be failed to be taken, any action that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, or the Merger Agreement to fail to constitute a “plan of reorganization” for purposes of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable law, or based on a change in the facts and circumstances underlying the transactions contemplated by the Merger Agreement from the terms described in the Merger Agreement, cause all tax returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Certain Additional Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including, among others, covenants relating to access to information and notices of certain events, public announcements relating to the Merger Agreement and the transaction, preparation and filing of the registration statement of which this proxy statement/prospectus/consent solicitation forms a part, exemption from takeover laws, certain director and officer resignations, the listing of the shares of Callaway common stock to be issued in the Merger, preparation and delivery of certain documents, termination of affiliate agreements, cooperation with respect to a representation and warranty insurance policy, and financing-related covenants, including certain provisions described in the section titled “Bank Commitment Letter and Related Financing” beginning on page 160 of this proxy statement/prospectus/consent solicitation.

Conditions to Completion of the Merger

The respective obligations of each party to consummate the Merger are subject to the satisfaction on or prior to the closing date of the Merger of each of the following conditions, any one or more of which may be waived (if legally permitted) in writing by each of Callaway, Merger Sub and Topgolf:

•	the applicable waiting periods (and any extensions thereof) under the HSR Act must have expired or been terminated;

•

the absence of any law, or ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with a governmental authority, enacted or promulgated in the United States or other specified jurisdiction enjoining or prohibiting the consummation of the transactions contemplated by the Merger Agreement;

•

the registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, must have become effective under the Securities Act and no stop order suspending its effectiveness may be issued and in effect;

•	the adoption by the Topgolf stockholders of the Merger Agreement;

•	the approval by the Callaway stockholders of the issuance of shares of Callaway common stock to Topgolf’s stockholders pursuant to the Merger Agreement; and

•

the shares of Callaway common stock that will be issued as consideration in connection with the transactions contemplated by the Merger Agreement must have been approved for listing on the NYSE, subject only to official notice of issuance thereof.

The obligations of Callaway and Merger Sub to consummate the Merger are further subject to the satisfaction on or prior to the closing date of the Merger of each of the following conditions, any one or more of which may be waived in writing by Callaway and Merger Sub:

•

the accuracy of the representations and warranties made in the Merger Agreement by Topgolf as of the date of the Merger Agreement and as of the closing date of the Merger, subject to certain materiality thresholds;

•	performance in all material respects by Topgolf of the covenants required to be performed by it as of or prior to the closing date of the Merger;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Topgolf that is continuing;

•	the receipt by Callaway of each of the agreements, instruments, certificates and other documents required to be delivered by Topgolf at or prior to the closing pursuant to the Merger Agreement; and

•	the consummation of the Topgolf Series H Preferred Offering.

The obligations of Topgolf to consummate the Merger are further subject to the satisfaction on or prior to the closing date of the Merger of each of the following conditions, any one or more of which may be waived in writing by Topgolf:

•

the accuracy of the representations and warranties made in the Merger Agreement by Callaway as of the date of the Merger Agreement and as of the closing date of the Merger, subject to certain materiality thresholds;

•	performance in all material respects by Callaway of the covenants required to be performed by it as of or prior to the closing date of the Merger;

•	since the date of the Merger Agreement, there must not have been any material adverse effect with respect to Callaway that is continuing;

•	the receipt by Topgolf of each of the agreements, instruments, certificates and other documents required to be delivered by Callaway at or prior to the closing pursuant to the Merger Agreement; and

•

the receipt by Topgolf of an opinion from Weil, Gotshal & Manges LLP, counsel to Topgolf, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP) dated as of the closing date of the Merger, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should constitute a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time before the Effective Time as follows:

•	by written consent of Callaway and Topgolf;

•	by either Callaway or Topgolf if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the other party set forth in the Merger Agreement, such that the closing conditions with respect to the representations, warranties and covenants of such other party would not be satisfied at the closing, subject to a 30-day cure period; (ii) the closing has not occurred on or before June 30, 2021, or (iii) the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order in the United States or certain other specified jurisdictions or a law in the United States or any such specified jurisdiction; provided, that the right to terminate the Merger Agreement in accordance with this bullet will be limited if the terminating party has failed to fulfill its obligations under the Merger Agreement and such failure has resulted in the failure of the closing to occur on or before such date or is otherwise in material breach of its obligations under the Merger Agreement on the date of such termination;

•	by either Callaway or Topgolf if the Special Meeting shall have been held (subject to any adjournment or recess) and the Callaway stockholder vote is not obtained;

•

by Callaway, prior to the Topgolf stockholder approval being obtained, (i) if the Topgolf Board (a) changes its recommendation in favor of adopting the Merger Agreement or (b) fails to include its recommendation in this proxy statement/prospectus/consent solicitation to be distributed to the Topgolf stockholders or (ii) upon the occurrence of a Topgolf Triggering Event (as defined below);

•

by Topgolf, prior to the Callaway stockholder approval being obtained, (i) if the Callaway Board (a) changes its recommendation in favor of the approving the issuance of Merger Consideration as contemplated by the Merger Agreement or (b) fails to include its recommendation in this proxy statement/prospectus/consent solicitation to be distributed to the Callaway stockholders or (ii) upon the occurrence of a Callaway Triggering Event; or

•

by Callaway, if the Topgolf stockholder approval has not been obtained within three business days following the date that this proxy statement/prospectus/consent solicitation is disseminated by Topgolf to its stockholders as required under the Merger Agreement.

For purposes of this proxy statement/prospectus/consent solicitation, the term “Triggering Event” with respect to a party means any of the following occurrences: (a) the applicable board of directors shall have failed to reaffirm such board’s recommendation, or fails to reaffirm its determination that the Merger is in the best interests of such company’s respective stockholders, in each case, within 10 business days after the other party requests in writing that such board recommendation or determination be reaffirmed if (i) any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to such party shall have been publicly made, sent or given to such party or its stockholders or (ii) any other event that could reasonably be expected to impede, interfere with or delay in any material respect the Merger shall have publicly occurred (it being understood and agreed that the requesting party shall only be entitled to make one such request per aforementioned proposal or offer in the case of clause “(i),” and in the case of clause “(ii),” three such requests in the aggregate); (b) the applicable board of directors shall have approved, endorsed or recommended any Acquisition Proposal with respect to such party; (c) the applicable party shall have entered into any letter of intent or similar document or any contract relating to any Acquisition Proposal (subject to certain exceptions); (d) a tender or exchange offer relating to the applicable party’s stock shall have commenced and such party shall not have sent to its stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that it recommends rejection of such tender or exchange offer; or (e) an Acquisition Proposal with respect to such party shall have been publicly announced, and such party shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days after such Acquisition Proposal has been announced.

In the event of the valid termination of the Merger Agreement, the Merger Agreement will become void and have no effect, and there will be no liability on the part of Callaway, Merger Sub, or Topgolf, except that certain specified provisions, including certain provisions described below under “—Expenses and Termination Fees,” will survive termination. However, no party will be relieved from liability for willful breach of the Merger Agreement prior to such termination.

Expenses and Termination Fees

Expenses

Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such costs and expenses.

Termination Fees

The Merger Agreement requires Topgolf to pay Callaway a termination fee equal to $75.0 million if any of the following occurs:

•

Callaway terminates as a result of (i) the Topgolf Board (a) changing its recommendation in favor of the transactions contemplated by the Merger Agreement or (b) failing to include its recommendation in this proxy statement/prospectus/consent solicitation to be distributed to the Topgolf stockholders or (ii) the occurrence of a Topgolf Triggering Event;

•

(i) Callaway terminates as a result of a breach by Topgolf, because the Topgolf stockholder approval is not obtained within three business days following the date that this proxy statement/prospectus/consent solicitation is disseminated by Topgolf to its stockholders as required under the Merger Agreement, or (ii) either party terminates because the Merger has not been completed by the outside date and (a) prior to such termination, an Acquisition Proposal (and, for purposes of this clause, each reference to 20% in the definition of Acquisition Proposal is deemed to be a reference to 51%) with respect to Topgolf has been publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (b) Topgolf enters into a definitive agreement for, or consummates, an Acquisition Proposal within a year of termination.

The Merger Agreement requires Callaway to pay Topgolf a termination fee equal to $75.0 million if any of the following occurs:

•

Topgolf terminates as a result of (i) the Callaway Board (a) changing its recommendation in favor of the transactions contemplated by the Merger Agreement or (b) failing to include its recommendation in this proxy statement/prospectus/consent solicitation to be distributed to the Callaway stockholders or (ii) the occurrence of a Callaway Triggering Event; or

•

(a) Topgolf terminates as a result of a breach by Callaway, because the Callaway stockholder vote is not obtained at the Special Meeting (subject to any adjournment or recess), or (b) either party terminates because the Merger has not been completed by the outside date and (i) prior to such termination, an Acquisition Proposal (and, for purposes of this clause, each reference to 20% in the definition of Acquisition Proposal is deemed to be a reference to 51%) with respect to Callaway has been publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) Callaway enters into a definitive agreement for, or consummates, an Acquisition Proposal within a year of termination.

In no event will Callaway or Topgolf be obligated to pay the termination fee on more than one occasion. Upon receipt by Callaway or Topgolf, as applicable, of the full termination fee, except in the case of fraud or willful breach, the party paying such termination fee and its affiliates will have no further liability or obligation relating to or arising out of the Merger Agreement or in respect of representations made or alleged to be made in connection therewith, and, absent fraud or will breach, such termination payment will be the sole and exclusive monetary remedy under the Merger Agreement of the party receiving such termination payment.

Amendments and Waivers

The Merger Agreement may be amended or modified in whole or in part by a duly authorized agreement in writing executed by the parties to the Merger Agreement in the same manner as the Merger Agreement.

However, after either stockholder approval has been obtained, there may not be any amendment that by applicable law or in accordance with the rules of any stock exchange requires further approval by the Callaway or Topgolf stockholders, as applicable, without such further approval of such stockholders. In addition, certain sections of the Merger Agreement may not be amended in a manner that is adverse to applicable Callaway financing sources without such financing sources’ prior written consent.

At any time prior to the closing, any party to the Merger Agreement may, by action taken by its board of directors or duly authorized officers, (i) waive any of the terms or conditions of the Merger Agreement, (ii) extend the time for the performance of any of the obligations of the other parties, or (iii) agree to an amendment or modification to the Merger Agreement in the manner contemplated in the preceding paragraph.

Rights of Third Parties

The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement any rights or remedies, except with respect to certain provisions related to the indemnification of Topgolf directors and officers and certain provisions that apply to applicable Callaway financing sources.

Enforcement

Prior to the termination of the Merger Agreement, the parties have agreed that each party will be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, without proof of damages, in addition to any other remedy to which they are entitled under the Merger Agreement.

Governing Law

The Merger Agreement is governed by Delaware law, without giving effect to conflicts of laws principles or rules that would require or permit the application of the laws of another jurisdiction and any action based on or arising out of or related to the Merger Agreement or the transactions contemplated by the Merger Agreement must be brought in the Court of Chancery in the State of Delaware or, if such court declines to exercise jurisdiction, any federal court located in the State of Delaware.

AGREEMENTS RELATED TO THE MERGER

The following section summarizes material provisions of the form of Support Agreement, the Stockholders Agreement and the Registration Rights Agreement, each of which is included in this proxy statement/prospectus/consent solicitation as Annex C, D and E, respectively, and are incorporated by reference herein in its entirety, and qualifies the following summary in its entirety.

The rights and obligations of Callaway and the stockholders that are a party to each agreement are governed by the respective agreements to which they are a party and not by this summary or any other information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation. Callaway and Topgolf stockholders are urged to read the Support Agreement, the Stockholders Agreement and the Registration Rights Agreement carefully and in their entirety, as well as this proxy statement/prospectus/consent solicitation and the information incorporated by reference into this proxy statement/prospectus/consent solicitation.

Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Callaway and Merger Sub entered into Support Agreements with each of the Support Stockholders. pursuant to which, among other things, each such stockholder has agreed, solely in its capacity as a stockholder of Topgolf, to validly execute and deliver to Topgolf, by (or effective as of no later than) the second business day following the dissemination of this proxy statement/prospectus/consent solicitation to such stockholder, a written consent approving the Merger Agreement, the Merger and the other transactions contemplated thereby.

Each Support Stockholder further agreed, solely in its capacity as a stockholder of Topgolf, at any meeting of stockholders of Topgolf and in connection with any written consent of the stockholders of Topgolf, that such stockholder shall, subject to certain specified exceptions, (i) if and when such meeting is held, appear at such meeting or otherwise cause the stockholders shares to be counted for the purpose of establishing a quorum; (ii) vote (or execute and return an action by written consent) all of such stockholder’s shares of Topgolf stock in favor of (a) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and (b) any other matters necessary or reasonably requested by Topgolf in connection with the consummation of the Merger and the other transactions contemplated thereby; and (iii) vote (or execute and return an action by written consent) all of such stockholder’s shares of Topgolf stock against (a) any competing Acquisition Proposal (as defined therein) with respect to Topgolf, (b) any other action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the satisfaction of Callaway’s, Topgolf’s, or Merger Sub’s conditions under the Merger Agreement, (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of such stockholder contained in such Support Agreement or (d) change in any manner the voting rights of any class of shares of Topgolf stock.

The obligations of the Support Stockholders apply whether or not the Merger or any action described in the foregoing paragraph is recommended by the Topgolf Board or if the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement; provided, that if the Topgolf Board changes its recommendation, then the Support Stockholders, taken together, would only be required to vote a number of shares equal to (i) 30% of all shares of the Topgolf common stock and the Topgolf preferred stock (on an as converted basis) being considered as its own class and (ii) 39% of all shares of the Topgolf preferred stock (on an as converted basis) being considered as its own class, and each such stockholder would be entitled, in its sole discretion, to vote its remaining shares in any manner.

As of October 27, 2020, the Support Stockholders beneficially owned an aggregate of 595,244 shares of Topgolf common stock and 106,745,710 shares of Topgolf preferred stock, representing approximately 62% of the outstanding capital stock of Topgolf and 64% of the outstanding preferred stock of Topgolf.

The delivery of the written consent by each of the Support Stockholders pursuant to the Support Agreements will be sufficient to approve the Topgolf Merger Proposal, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement.

Under the Support Agreements, subject to certain exceptions, the Support Stockholders have agreed not to sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of their shares of Topgolf capital stock and securities convertible into shares of Topgolf capital stock held by them, or take any action that would have the effect of preventing such stockholder from performing its obligations under the Support Agreements, until the earliest of (i) Effective Time, (ii) the termination of the Merger Agreement, (iii) the termination of the Support Agreement by mutual written agreement of Callaway, Merger Sub and the applicable Support Stockholder and (iv) the election of a Support Stockholder in its sole discretion to terminate the Support Agreement following any amendment, supplement, waiver or other modification of any term or provision of the Merger Agreement without the prior written consent of such stockholder that reduces or changes the form of consideration payable pursuant to the Merger Agreement. To the extent that any such sale or transfer is permitted pursuant to the exceptions included in the Support Agreement, such permitted transferee must agree in writing to be bound by the terms and provisions of the Support Agreement.

The foregoing description of the Support Agreements do not purport to be complete and is qualified in its entirety by the full text of the form of Support Agreement, which is attached as Annex C to this proxy statement/prospectus/consent solicitation.

Stockholders Agreement

On October 27, 2020, contemporaneously with the entry into the Merger Agreement, Callaway and the Support Stockholders entered into the Stockholders Agreement, pursuant to which (i) Providence (together with its successors and permitted transferees) will have the right to designate one person to be appointed or nominated, as the case may be, for election to the Callaway Board (including any successor, the “Providence Nominee”) for so long as Providence and its successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger; (ii) the Dundon Support Stockholders (together with its successors and permitted transferees) will have the right to designate one person to be appointed or nominated, as the case may be, for election to the Callaway Board (including any successor, the “Dundon Nominee”) for so long as the Dundon Support Stockholders and their successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger; and (iii) WestRiver (together with their respective successors and permitted transferees) will have the right to designate one person to be appointed or nominated, as the case may be, for election to the Callaway Board (including any successor, the “WestRiver Nominee”, and together with the Providence Nominee and the Dundon Nominee, each a “Nominee”) for so long as WestRiver and their successors and permitted transferees collectively maintain beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

Each of the Nominees who is elected to the Callaway Board pursuant to the terms of the Stockholders Agreement will be entitled to the same reimbursement for travel and other expenses paid to other non-employee directors of Callaway and the same indemnification rights provided to other non-employee directors of Callaway. Callaway will also maintain in full force and effect directors’ and officers’ liability insurance to the same extent it indemnifies and provides insurance for other non-employee directors of Callaway.

The Stockholders Agreement will not become effective until the closing of the Merger, and will terminate when the stockholders party to the agreement no longer have the right to nominate any Nominees under the agreement, or if earlier terminated by written agreement of Callaway and such stockholders.

Lock-up Agreement

Under the Stockholders Agreement, each of the Support Stockholders, together with their successors and permitted transferees, subject to certain limited exceptions, have agreed not to lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, in each case whether effected directly or indirectly, any shares of Callaway common stock (other than shares of Callaway common stock received in exchange for Series H preferred stock of Topgolf) and securities convertible into shares of Callaway common stock held by them, including shares received in the Merger, until 180 days after the closing date of the Merger.

The Topgolf stockholders who have executed the Stockholders Agreement as of October 27, 2020 beneficially owned, in the aggregate, approximately 62% of the outstanding shares of Topgolf’s stock and 64% of the outstanding preferred stock of Topgolf on an as converted to common stock basis.

Registration Rights Agreement

On October 27, 2020, contemporaneously with the entry into the Merger Agreement, Callaway and the Support Stockholders entered into the Registration Rights Agreement.

Registration Rights

Pursuant to the Registration Rights Agreement, after 180 days from the consummation of the Merger, the Support Stockholders, together with their successors and permitted assigns, will be entitled to have registered, in certain circumstances, the resale of shares of Callaway common stock received by them in connection with the Merger, subject to certain conditions set forth therein. The Registration Rights Agreement provides such holders with demand, “piggy-back” and shelf registration rights, subject to certain minimum threshold requirements and other customary conditions. The Registration Rights Agreement provides for a maximum of six demand registration requests by the Support Stockholders, collectively (or, if Form S-3 is not available to Callaway, a maximum of two demand registration requests on Form S-1). In addition, the Support Stockholders, together with their successors and permitted assigns, have the right to request that up to two demand registrations be effected by means of an underwritten offering. Callaway will pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement, including the reimbursement of certain expenses of counsel to such stockholders, not to exceed $50,000.

The registration rights described in this section apply to all shares of Callaway common stock received by such persons in connection with the consummation of the Merger and any shares of common stock issued in exchange of any warrant, right or other security that is issued in exchange for or in replacement of the registrable securities. Any securities will cease to be registrable securities under the Registration Rights Agreement when (i) such securities have been sold or otherwise disposed of and are not assigned pursuant to the Registration Rights Agreement or (ii) they become freely saleable without registration and without restrictions or limitations on volume, or manner of sale or otherwise under Rule 144 under the Securities Act (or any similar rule that may be adopted by the SEC).

The Registration Rights Agreement will not become effective until the closing of the Merger, and will terminate at such time that all registrable securities under the agreement have been sold, transferred, disposed of or exchanged pursuant to a registration statement, or the later of (i) the date upon which there are no registrable securities outstanding and (ii) the expiration of the coordination period.

Coordination Provisions

Under the Registration Rights Agreement, each of the Support Stockholders, together with their successors and permitted assigns, subject to certain limited exceptions, have agreed for the coordination period to coordinate transfers or sales of its shares of Callaway common stock received in connection with the consummation of the Merger among such other coordinating stockholders. The coordination provisions apply to all registrable securities held by the coordinated holders, excluding the excluded stock.

During the coordination period, each of the Support Stockholders, together with their successors and permitted assigns, have agreed not to transfer or sell in a given one-year period (with the first such one-year period commencing on the closing date of the Merger) more than 50% of its shares of the total registrable securities, other than the excluded stock, owned by such coordinated holders on the first day of such one-year period.

BANK COMMITMENT LETTER AND RELATED FINANCING

In connection with the Merger Agreement, on October 27, 2020, Callaway entered into a debt financing commitment letter (the “Debt Commitment Letter”) and related fee letters with Bank of America, N.A., JPMorgan Chase Bank, N.A., MUFG Union Bank, N.A, Truist Bank, and Truist Securities, Inc. (together, the “Commitment Parties”). Pursuant to the Debt Commitment Letter, the Commitment Parties were engaged to arrange and solicit consents from the existing lenders under the Callaway Term Loan Facility to an amendment to the Callaway Term Loan Facility (the “Term Loan Amendment”) which, among other things, (a) permits the consummation of the Merger and certain other transactions contemplated by the Merger Agreement, (b) designates Topgolf and its subsidiaries as unrestricted subsidiaries under the Callaway Term Loan Facility, which among other things, excludes Topgolf and its subsidiaries from the requirement to become guarantors under the Callaway Term Loan Facility and from certain covenants and representations thereunder, (c) amends certain financial definitions and other provisions in the Callaway Term Loan Facility to reflect the status of Topgolf and its subsidiaries as unrestricted subsidiaries thereunder, (d) amends certain covenants and other provisions in the Callaway Term Loan Facility to permit Callaway and its subsidiaries to make certain investments in, and enter into certain transactions with, Topgolf and its subsidiaries, (e) requires that Callaway and its subsidiary guarantors pledge any interests owned in Topgolf as collateral under the Callaway Term Loan Facility and (f) implements new call protection under the Callaway Term Loan Facility. On November 19, 2020, Callaway entered into the Term Loan Amendment with the lenders holding the requisite amount of loans under the Callaway Term Loan Facility and Bank of America, N.A., as administrative agent. The amendments to the Callaway Term Loan Facility under the Term Loan Amendment are subject to the consummation of the Merger and certain other customary closing conditions.

The Commitment Parties also committed pursuant to the Debt Commitment Letter to arrange and provide Callaway with a $442.8 million secured term loan facility (the “Refinancing Term Loan Facility”) to be provided to Callaway in the event that consents to the Term Loan Amendment from lenders holding the requisite amount of loans under the Callaway Term Loan Facility were not obtained. The Refinancing Term Loan Facility would be on terms substantially similar to the Callaway Term Loan Facility, as proposed to be modified by the Term Loan Amendment, and include certain other changes. The proceeds of the Refinancing Term Loan Facility would be used (a) to refinance the Callaway Term Loan Facility (the “Refinancing”) and (b) to pay fees and expenses incurred in connection with the Refinancing, the Merger and certain other transactions contemplated by the Merger Agreement. The availability of the borrowings under the Refinancing Term Loan Facility would be subject to the satisfaction of certain customary conditions including the substantially concurrent closing of the Merger. The commitments under the Debt Commitment Letter in respect of the Refinancing Term Loan Facility terminated on November 19, 2020, upon Callaway’s receipt of the requisite lender consents and effectiveness of the Term Loan Amendment.

Debt Financing

Topgolf Cooperation

Subject to the terms of the Merger Agreement, Topgolf agreed, subject to customary carve-outs, to, and to cause its subsidiaries to, and to use its reasonable best efforts to cause its and its subsidiaries’ respective representatives to provide Callaway with such reasonable and customary cooperation as Callaway reasonably requested or as may have been necessary for Callaway to provide information regarding Topgolf and its subsidiaries, in each case, to the extent necessary in connection with the transactions contemplated by the Term Loan Amendment and/or the Refinancing Term Loan Facility.

Callaway Financing

Callaway agreed to use its reasonable best efforts (a) to obtain the Term Loan Amendment or (b) to the extent that the Term Loan Amendment was not obtained within 45 days after the date of the Merger Agreement, to consummate and obtain the Refinancing Term Loan Facility, in each case, at or before the closing on the terms and conditions described in the Debt Commitment Letter.

Callaway agreed to give Topgolf prompt notice of certain events with respect to the Debt Commitment Letter and the Refinancing Term Loan Facility, including (i) of its or its subsidiaries’ knowledge of a material breach by any party to the Debt Commitment Letter or any condition thereunder which would reasonably be expected not to be satisfied or waived, (ii) of a termination of the Debt Commitment Letter or the receipt of any written communication from any financing source asserting any default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Refinancing Term Loan Facility, and (iii) if at any time for any reason (other than obtaining the Term Loan Amendment) Callaway believed in good faith that it would not be able to obtain all or any portion of the Refinancing Term Loan Facility on the terms and conditions, in the manner or from the sources contemplated by the Debt Commitment Letter or definitive agreements related to the Refinancing Term Loan Facility.

In the event that the Refinancing Term Loan Facility or the Debt Commitment Letter expired or were terminated or became unavailable prior to the closing, in whole or in part, for any reason (other than as a result of the Term Loan Amendment being obtained), Callaway agreed to promptly notify Topgolf and use reasonable best efforts promptly to arrange for alternative financing from alternative sources that, without Topgolf’s consent (not to be unreasonably withheld, conditioned or delayed), would not (A) delay or prevent the closing, (B) in the aggregate, be less than the amount of the Refinancing Term Loan Facility being substituted by such substitute financing, (C) (I) be subject to conditions that would or would reasonably be expected to delay, prevent or otherwise adversely impact the ability of Callaway to obtain such substitute financing or any remaining portion of the Refinancing Term Loan Facility at or prior to the closing or (II) have terms that would require Topgolf or any of its subsidiaries to take any action that would result in a breach of or default under Topgolf’s Amended Credit Agreement (as defined below), (D) make the funding of any remaining portion of the Refinancing Term Loan Facility (or satisfaction or waiver of the conditions thereto) less likely to occur at or prior to the closing, or (E) adversely impact (x) the ability of Callaway to consummate the transactions contemplated by the Merger Agreement or (y) the ability of Callaway to enforce its rights against other parties under the Debt Commitment Letter.

Obtaining the Term Loan Amendment, the Refinancing Term Loan Facility or any other financing is not a condition to the consummation of the Merger.

CALLAWAY BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

For a discussion of Callaway’s directors, officers and corporate governance, see the section titled “Board of Directors and Corporate Governance” contained in Callaway’s Revised Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 27, 2020, which is incorporated by reference into this proxy statement/prospectus/consent solicitation. Please see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

CALLAWAY EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is contained in Callaway’s Revised Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 27, 2020, which is incorporated by reference into this proxy statement/prospectus/consent solicitation. For more information see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

TOPGOLF DIRECTOR COMPENSATION

2019 Director Compensation Table

Each of Messrs. Anderson, Dundon and Marimow are expected to become members of the Callaway Board upon the closing of the Merger. The following table presents summary information regarding the total compensation for services rendered to Topgolf in all capacities that was awarded to and earned by each of Messrs. Anderson, Dundon and Marimow, during the year ended December 29, 2019.

Name	Fees Earned or Paid in Cash ($)		Option Awards ($) (1)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total (S)
Erik J. Anderson	400,000	(2)	329,487	(3)	320,800	(4)	—	1,050,287
Thomas Dundon	—		—		—		—	—
Scott Marimow	—		—		—		—	—

(1)

Amount reflects the full grant-date fair value of stock options granted during the fiscal year ended December 29, 2019 computed in accordance with ASC Topic 718, excluding the amounts of estimated forfeitures, rather than the amount paid to or realized by the individual. Topgolf provides information regarding the assumptions used to calculate the value of all option awards made to service providers in Note 15 of Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

(2)	Amount reflects the Base Fee under the Consulting Agreement. See “The Merger—Interests of the Topgolf Directors, Executive Officers and Affiliates in the Merger—Erik J. Anderson Consulting Agreement.”
(3)	Amount reflects stock options granted to TGP Advisors, LLC.
(4)

Amount reported in the “Non-Equity Incentive Plan Compensation” reflects the performance-based Additional Fee paid under the Consulting Agreement. See “The Merger—Interests of the Topgolf Directors, Executive Officers and Affiliates in the Merger—Erik J. Anderson Consulting Agreement.”

CALLAWAY’S BUSINESS

The information required by Item 101 of Regulation S-K is contained in Callaway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, which are incorporated by reference into this proxy statement/prospectus/consent solicitation. For more information see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

TOPGOLF’S BUSINESS

Topgolf Basis of Presentation

As used in this proxy statement/prospectus/consent solicitation, unless otherwise noted or the context otherwise requires, when discussing Topgolf’s business, references to:

•

“aided national brand awareness” refer to the percentage of survey respondents who expressed recognition of Topgolf’s brand when asked to indicate which brands they had heard of among a list of 30 brands presented by the survey administrator. See the section titled “–Industry and Market Data” for more information.

•	“Associates” refer to full-time and part-time employees.

•	“fan base” refer to all of Topgolf’s fans, collectively.

•

“fans” refer to any and all persons who engage with Topgolf Entertainment Group, either physically or digitally, across any one or more of Topgolf’s business lines: Venues, Topgolf International, Toptracer or Topgolf Media.

•	“guests” refer to customers who visit venues.

•

“fan touchpoints” refers to the connections Topgolf has to members of its fan base. Topgolf calculates its fan touchpoints at any point in time based on the total number of venue memberships, social media subscriptions, short message service (“SMS”) subscriptions, e-mail subscriptions and lifetime installs for Topgolf, Toptracer and WGT apps. A fan of Topgolf’s who engages with Topgolf across more than one of these areas, such as by having a venue membership, following Topgolf on one or more social media platforms, subscribing to Topgolf’s SMS messages and emails, and/or installing one or more of Topgolf’s apps, will account for a corresponding number of fan touchpoints.

•

“Current Generation Venues” refer to the 102-bay venues opened since January 1, 2014, with at least 12 full fiscal months of operating performance. Topgolf believe that Current Generation Venues are more representative of its new 102-bay venues than venues opened before 2014. In fiscal year 2019, Topgolf had 36 Current Generation Venues.

•	“Topgolf Entertainment Group,” “TEG” and “Topgolf” refer to Topgolf International, Inc., dba Topgolf Entertainment Group, together with its consolidated subsidiaries as a combined entity.

Topgolf operates on a 52- or 53-week fiscal year ending on the Sunday closest to December 31. Each fiscal quarter has 13 weeks, except in a 53-week year, when the fourth fiscal quarter has 14 weeks. All fiscal quarters are comprised of one 5-week period and two 4-week periods except in a 53-week fiscal year, in which case the fourth fiscal quarter will include two 5-week periods. All references to “2019,” “fiscal year 2019” or similar references relate to the 52-week period ending December 29, 2019. All references to “2018,” “fiscal year 2018” or similar references relate to the 52-week period ending December 30, 2018. All references to “2017,” “fiscal year 2017” or similar references relate to the 52-week period ending December 31, 2017.

Certain financial measures for Topgolf presented in this proxy statement/prospectus/consent solicitation are not recognized terms under GAAP. Topgolf defines these financial measures as follows:

•	“Topgolf EBITDA” is defined as net loss before income tax (benefit) expense, interest expense (including interest related to deemed landlord financing) and depreciation and amortization expense.

•

“Same venue sales” is defined as sales for the comparable venue base. New venues are included in the comparable venue base following 24 full fiscal months of operations. Topgolf’s comparable venue base consisted of 33 and 41 venues as of the end of the thirty-nine-week period ending September 29, 2019 and the thirty-nine-week period ending September 27, 2020, respectively. See the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures of Topgolf’s Performance” beginning on page 199 of this proxy statement/prospectus/consent solicitation for more information on how Topgolf calculates same venue sales.

•

“Change in same venue sales” is defined as the change in same venue sales as compared to the corresponding prior period. See the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Measures of Topgolf’s Performance” beginning on page 199 of this proxy statement/prospectus/consent solicitation for more information on important factors that may impact same venue sales.

•

“Average Venue Revenue” for any 12 fiscal month period is defined as average sales for Current Generation Venues over such period. Average Venue Revenue is calculated by dividing total sales from such Current Generation Venues by the number of such Current Generation Venues open during the period.

•

“Cash on cash returns” for a venue are defined as Topgolf Adjusted EBITDAS at the venue level for any 12 fiscal month period divided by venue development costs, including all venue construction costs, net of any applicable third-party financing. Cash on cash returns for the Toptracer Range business are defined as cash revenue collected from a licensee over the first 12 months of a contract’s life less any repair and maintenance and sales commission expenses over the same term, divided by the total cash investment made by Topgolf to install the applicable equipment (inclusive of equipment costs, shipping costs and installation costs). Given that Topgolf plans to continue to invest in this capital-light business, Topgolf believes it is important for investors to understand the targeted returns on this investment to highlight Topgolf’s use of capital.

Topgolf Non-GAAP Financial Measures

“Topgolf Adjusted EBITDAS” is defined as Topgolf EBITDA, excluding stock compensation expense and non-cash rent, as well as certain costs classified within other expenses on Topgolf’s consolidated statements of operations, which are items that Topgolf believes are not indicative of Topgolf’s core operating performance. Topgolf Adjusted EBITDAS margin is defined as Topgolf Adjusted EBITDAS divided by total revenue.

Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin are supplemental measures of Topgolf’s performance, are not defined by or presented in accordance with GAAP, and should not be considered in isolation or as an alternative to net loss or any other performance measure prepared in accordance with GAAP. Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin are presented because Topgolf believes that they provide useful supplemental information to investors, analysts and rating agencies regarding its operating performance and capacity to incur and service debt and fund capital expenditures and are frequently used by these parties in evaluating companies in Topgolf’s industry. By presenting Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin, Topgolf provides a basis for comparison of its business operations between periods by excluding items that it does not believe are indicative of Topgolf’s core operating performance. Topgolf believes that investors’ understanding of its performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing its ongoing results of operations. Additionally, Topgolf’s management uses Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin as supplemental measures of Topgolf’s performance because they assist Topgolf in comparing the operating performance of its business on a consistent basis between periods, as described above. Topgolf Adjusted EBITDAS is also the basis for performance evaluation under Topgolf’s executive compensation programs.

Although Topgolf uses Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin as described above, Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin have significant limitations as analytical tools. Some of these limitations include:

•	such measures do not reflect Topgolf’s cash expenditures, future requirements for capital expenditures or contractual commitments;

•	such measures exclude certain costs, such as acquisition costs and closure costs, which are important in analyzing Topgolf’s GAAP results;

•	such measures do not reflect changes in, or cash requirements for, Topgolf’s working capital needs;

•	such measures do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on Topgolf’s debt;

•	such measures do not reflect Topgolf’s tax expense or the cash requirements to pay its taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in Topgolf’s industry may calculate such measures differently than Topgolf does, thereby further limiting their usefulness as comparative measures.

Due to these limitations, Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin should not be considered as measures of discretionary cash available to Topgolf to invest in the growth of its business. Topgolf compensates for these limitations by relying primarily on its GAAP results and using these non-GAAP financial measures only supplementally. Topgolf Adjusted EBITDAS includes adjustments for stock compensation expense, non-cash rent, closure costs, acquisition costs, remeasurement of contingent earn-out obligation, remeasurement of stock warrant liability, loss from equity method investment, regulatory settlement reserve, impairment of long-lived assets and consulting and other professional services. It is reasonable to expect that these items will occur in future periods.

However, Topgolf believes these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of its business and complicate comparisons of Topgolf’s internal operating results between periods and with the operating results of other companies over time. Each of the normal recurring adjustments and other adjustments described in this paragraph help management with a measure of Topgolf’s core operating performance over time by removing items that are not related to day-to-day operations.

Nevertheless, because of the limitations described above, management does not view Topgolf EBITDA, Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin in isolation and also uses other measures, such as revenue, operating loss and net loss, to measure operating performance.

Industry and Market Data

Unless otherwise indicated, information contained in this proxy statement/prospectus/consent solicitation concerning Topgolf’s industry and the markets in which it operates is based on information from independent industry and research organizations, other third-party sources and Topgolf management estimates. Topgolf management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by Topgolf upon reviewing such data and its knowledge of such industry and markets, which it believes to be reasonable. Although Topgolf believes the data from these third-party sources is reliable, it has not independently verified any third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which it operates and its future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors—Risks Related to Topgolf’s Business” and “Cautionary Statement Concerning Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by Topgolf.

In particular, this proxy statement/prospectus/consent solicitation contains information regarding Topgolf management’s estimate of its long-term market opportunities, or addressable market, for its domestic company-operated venues, international franchised venues and licensed Toptracer Range bays, both in terms of number of venues or bays to be opened in the long-term, as applicable, and the number of visitors to such venues or bays. These Topgolf management estimates are based on internal research and third-party data and are based on assumptions made by Topgolf upon reviewing such data and its knowledge of its markets, which Topgolf believes to be reasonable. However, the rate of future growth in any particular period is inherently uncertain and is subject to numerous factors that are outside of Topgolf’s control. As a result, Topgolf does not currently have an anticipated timeframe for such market expansion. See the sections titled “Risk Factors—Risks Related to Topgolf’s Business— Topgolf’s growth strategy depends in part on its and its franchisees’ ability to open new venues in existing and new markets” and “Risk Factors—Risks Related to Topgolf’s Business— The success of the International and Toptracer business lines depends on Topgolf’s ability to attract and retain new franchisees and licensees, and on the ability of franchisees and licensees to operate their businesses profitably.”

This proxy statement/prospectus/consent solicitation also contains information regarding guest feedback, guest satisfaction, guest demographics and other similar items with respect to Topgolf’s business. This information is based upon data collected by Topgolf during the periods presented. This information was reported voluntarily by Topgolf guests and thus represents responses from only a portion of the total number of Topgolf guests. In particular, information regarding the percentage of Topgolf guests surveyed who said they are likely or highly likely to return to Topgolf venues is based on survey data Topgolf collected from its guests during 2019 following a visit to one of Topgolf’s venues. Guests who sign in or swipe their player card during their visit receive a survey, typically within 24 to 48 hours. Topgolf had over 840,000 responses to this survey in 2019. Topgolf uses this and other information collected from its guests as one measure of the performance of its venues and business overall including, among other things, to assess the success of Topgolf initiatives to improve the quality of the experiences it offers. Topgolf has not independently verified any of the demographic information collected from its guests.

In addition, this proxy statement/prospectus/consent solicitation contains information regarding Topgolf’s aided national brand awareness as of the end of 2019 and the percentage of consumers surveyed in 2019 who reported having a positive opinion of the Topgolf brand. This information is based upon data collected by a third-party research firm engaged by Topgolf to regularly conduct such surveys on its behalf, and assists Topgolf in tracking and evaluating consumers’ awareness and impressions of the Topgolf brand over time. Data regarding Topgolf’s aided national brand awareness was collected from over 3,700 survey participants, and data regarding the percentage of consumers surveyed who reported having a positive opinion of the Topgolf brand was collected from over 4,100 survey participants. These survey participants were selected at random from an external database maintained by the third-party research firm.

Information regarding the percentage of Toptracer Range licensees who reported a 25% or greater increase in revenue after installing Toptracer Range is based upon data collected from Topgolf’s Toptracer Range licensees in June 2019. Licensees were asked if they had seen an increase in revenue since installing Toptracer Range at their facility, and if so, how much. Surveys were distributed to all 109 licensees at such time, of which 74 responded.

Topgolf Entertainment Group Overview

Topgolf’s mission is to connect people in meaningful ways through the experiences it creates, the innovation it champions and the good it does.

Topgolf Entertainment Group is a technology-enabled, global sports and entertainment company providing memorable experiences for its community of millions of fans. Topgolf engages and excites its fans through the creation of unforgettable shared moments across its platform of four complementary, experiential entertainment formats: Venues, Topgolf International, Toptracer and Topgolf Media. Across Topgolf’s entire ecosystem, its fans can delight in the innovation and fun that are synonymous with the Topgolf brand. Topgolf is a pioneer of the golf entertainment industry, and believes its track record of creativity and leadership makes it a one-of-a-kind company.

Topgolf’s 58 domestic and 5 international venues serve as modern-day stadiums for the global game of golf and are showcase locations that introduce most of its fans to the Topgolf experience. Topgolf’s venues incorporate its proprietary ball-tracking technologies to “gamify” golf and offer guests the chance to enjoy gameplay, high quality food and beverage and live entertainment. Topgolf tailors the design of its venues to thrive in varying climates, conditions and market sizes. Topgolf International encompasses a growing network of venues outside of the United States, currently with three company-operated venues in the United Kingdom and two franchised venues, one in Australia and one in Mexico.

Toptracer is a proprietary ball-tracking technology licensed to independent driving ranges to deliver a data-driven and gamified enhancement to the traditional driving range experience. Toptracer technology is deployed in over 30 countries through Toptracer Range and in Topgolf venues, creating a community of users that engage with Topgolf’s proprietary games and cross-platform competitions. Toptracer Broadcast reaches hundreds of millions of viewers around the world through use in professional golf broadcasting. Topgolf Media extends Topgolf’s reach into the virtual world through its WGT digital golf game, Topgolf’s digital content creation through Topgolf Studios and its sponsorship business.

Topgolf believes it is transforming the global sport of golf by creating a worldwide digital infrastructure and game network, making it more fun and accessible and captivating a large community of fans. Topgolf welcomes guests of all backgrounds, and Topgolf believes it is making the game of golf more inclusive than at any time in modern history. Topgolf’s Core Values guide it to make a difference in the communities it serves, which has led Topgolf to become a destination for more than 1,500 charitable events and to volunteer over 18,000 Associate hours during 2019. Topgolf believes its combination of hospitality, entertainment, sports and technology provides the experiential entertainment consumers are seeking today. Given the growth opportunities presented by its platform, the strength of its brand and its culture of innovation, Topgolf believes it is well positioned to create many more unforgettable memories for its fans. Topgolf is just beginning.

Topgolf’s brand power is significant and growing

The Topgolf brand stands for innovation, inclusiveness, community and fun. Topgolf believes these attributes make it the preferred choice for a wide variety of customers. From sold-out new venue launches, to licensing relationships with independent driving ranges around the world, to concert series and celebrity collaborations, Topgolf’s reputation for exceptional experiences creates powerful opportunities to grow its brand.

Topgolf has built a large community of engaged fans

Topgolf had approximately 23 million global venue visits in 2019, and has over 100 million fan touchpoints today across its digital and physical formats. These formats are enjoyable and accessible for everyone. Approximately 50% of Topgolf’s venue guests are between the ages of 18 and 34 and more than 50% consider themselves to be non-golfers.

Topgolf’s complementary formats raise awareness for each other

Topgolf offers engaging direct-to-consumer experiences in venues, driving ranges, entertainment destinations and digital games and via original content, all leveraging the strength of the Topgolf brand and its expertise in consumer experience and technology. Topgolf’s multiple formats allow it the opportunity to expand its community, deepen the connections that fans have with its brand and provide synergistic revenue opportunities leveraging existing fans and attracting new ones.

Topgolf delivers high quality guest experiences

Topgolf has established itself as a preeminent entertainment destination for friends, family, and colleagues to socialize, celebrate, support charitable causes and create moments that matter across physical and digital platforms. As a testament to the experiences it creates, 94% of its guests surveyed in 2019 said they are likely or highly likely to return to Topgolf.

Further, in light of the ongoing COVID-19 pandemic and the mandate for social-distancing, Topgolf believes the demand for outdoor experiences as well as digital entertainment across the globe will increase, and that it has a competitive advantage.

Topgolf’s proprietary technology infrastructure enhances everything it does

Topgolf began as a technology that enhanced the game of golf and has evolved into a technology-enabled platform providing entertainment in both physical and digital formats. Its specialized expertise at the intersection of hospitality and technology allows it to provide the digital infrastructure to power the global game of golf.

Topgolf’s businesses have a competitive advantage

An average venue is a large, complex, multi-level and multi-purpose facility that requires unique capabilities to operate successfully. Topgolf believes its 20-year history of investing capital to open and operate venues, coupled with its success using its brand and proprietary technologies to create new entertainment formats demonstrate a differentiated ability to deliver an engaging customer experience with attractive unit economics across the Topgolf platform.

Topgolf produces strong unit economics in each business line and generates positive cash flow to fund its growth

Topgolf’s rapidly growing Venues business generated $958 million of revenue in 2019, with strong margins and cash on cash returns. Beyond Venues, Topgolf believes Topgolf International, Toptracer and Topgolf Media are highly scalable, capital-light business models with attractive margins and contracted recurring cash flow streams.

Topgolf has well-defined addressable markets providing significant growth runway

In 2019, Topgolf surpassed $1.0 billion in revenue, and it believes it still has a substantial opportunity to expand all of its business lines. Topgolf believes it has the requisite teams, technology and infrastructure to continue to grow its platform. Furthermore, Topgolf has significant visibility into its growth due to its pipeline of venues, both contracted and under construction, and its significant pipeline of non-venue opportunities.

GLOBAL ADDRESSABLE MARKET	VENUES	INTERNATIONAL	TOPTRACER RANGE
TOPGOLF AS OF SEPTEMBER 27, 2020	58 VENUES	3 O&O 2 FRANCHISED	>7,500 BAYS
LONG-TERM ADDRESSABLE MARKET	200 VENUES	250 VENUES	152,500 BAYS

*	Represents long-term management estimates based on Topgolf’s experience, internal research and third-party data. See “–Industry and Market Data.”

The Topgolf Platform

The Topgolf platform is comprised of complementary business lines that leverage Topgolf’s powerful brand, proprietary technology and leading hospitality offerings to create entertainment experiences for its devoted community of fans.

•  Fast-growing network of 58 domestic venues forms the core of the platform, with cutting-edge facilities featuring multiple forms of entertainment

•  Equipped with technology-enabled hitting bays, sports bars, dining areas and event spaces, Topgolf’s venues provide inclusive and fun gameplay for everyone

•  Multiple building designs that cater to a variety of market sizes and climates

•  Attractive unit economics with strong revenue and Topgolf EBITDA margins

•  Five international locations, including three company-operated venues in the United Kingdom and two franchised venues, one in Australia and one in Mexico

•  Expansion plan utilizes a capital-light franchise model, requiring minimal upfront capital investment by Topgolf and providing a recurring revenue stream

•  Development agreements for over 100 franchised venues in Greater China, Southeast Asia, Mexico, Australia, Central Europe and the U.A.E.

•  Toptracer provides the ball-tracking technology that has transformed both the traditional driving range experience and televised golf

•  Toptracer Range, which has been deployed across over 7,500 bays, enhances the customer experience of independent driving ranges globally, delivering instant shot replays, gameplay for all skill levels and a data record of all shots

•  Rapid pace of installations driven by minimal upfront investment and significant economic uplift for range owners

•  Widespread adoption provides Topgolf with high-margin, recurring cash flow stream

•  Leading ball-tracking technology in professional golf broadcasting reaches a global audience, with over 500 million worldwide views in over 140 tournaments in 2019

•  Media is comprised of WGT, Topgolf Studios and Topgolf’s sponsorship offerings

•  WGT is the #1 realistic digital golf game in the world based on Apple App Store rankings, with over 30 million members

•  Topgolf Studios partners with media companies to create original content such as “Who Will Rock You?”

•  Topgolf’s sponsorship offerings leverage its physical and digital assets, generating multi-year, highly predictable revenue streams and amplifying the Topgolf brand

Recent Performance and Growth

Topgolf believes its success reflects the rapid growth of its business lines as well as the growing awareness of its brand among consumers and the broad range of experiences it offers to fans. While Topgolf believes it is still in the early stages of capitalizing on its full potential, it has already established a strong growth profile as evidenced by the following recent achievements:

Across Topgolf’s platform:

•	Nearly doubled fan touchpoints from 52 million in 2017 to over 100 million today

•	More than one billion golf balls hit in 2019 across Topgolf’s formats

•	Grew consolidated revenue from $630 million in 2017 to $1.1 billion in 2019, representing compounded annual year-over-year growth of 30%

Within Current Generation Venues:

•	Target cash on cash returns of approximately 50%

•	Of 36 Current Generation Venues, 33 were third-party financed venues and three were self-financed venues

Within the Venues pipeline:

•	7 additional company-operated venues with capital deployed and under construction as of September 27, 2020

•	24 additional venues under contract as of September 27, 2020 for future opening

Across the International, Toptracer and Media business lines:

•	Entered into development agreements with five partners to open over 100 franchised venues in 14 countries across the world

•	Grew the total number of Toptracer Range bays from 481 in 2017 to 7,541 as of September 27, 2020

•	Target year-one cash on cash returns of over 50% for Toptracer Range bays

For a further discussion of the use of non-GAAP metrics and a reconciliation to the most comparable GAAP metric, see “—Topgolf Basis of Presentation—Topgolf Non-GAAP Financial Measures.”

Revenue ($MM)	Worldwide Fan Touchpoint (MM)	Venue Count	Toptracer Range Bays

Competitive Strengths and Strategic Differentiation

Mission-Driven Global Sports and Entertainment Company Empowered by Actively Engaged Associates

Powerful missions and ideas animate global communities. The Topgolf brand stands for a clear purpose – to connect people in meaningful ways through the experiences Topgolf creates, the innovation Topgolf champions and the good Topgolf does. Topgolf’s culture centers on this mission and is supported by its Core Values: Fun, One Team, Excellence, Edgy Spirit and Caring. Topgolf’s over 17,000 actively engaged Associates live by these Core Values and are critical to expanding the Topgolf platform.

Powerful and Increasing Customer Engagement across Broad Demographic Groups

Topgolf believes its venue guest statistics demonstrate a high level of engagement with its fans. Topgolf encourages guests to create member accounts with online profiles when they visit venues, enabling Topgolf to communicate directly with them, gather usage data and tailor its offerings. This member base highlights Topgolf’s brand’s broad appeal: approximately 50% of venue guests are between the ages of 18 and 34, and more than 50% of Topgolf’s venue guests consider themselves to be non-golfers, which is defined as golfing less than one round per year. Additionally, Topgolf’s guests choose to dedicate a significant portion of their discretionary time and money with Topgolf, as demonstrated by an average spend per visit, excluding events, of over $36, and time spent playing of approximately 1.6 hours. Of guests surveyed, 94% said they are likely or highly likely to return, and Topgolf’s venue guest satisfaction scores compare favorably to many other prominent brands. Topgolf also benefits from its popularity with celebrities, who often make appearances or make inbound requests to partner with Topgolf, as well as the propensity of guests to share their own experience at Topgolf with friends, particularly given the importance of social media to millennials. Topgolf’s social content generated 2.6 billion impressions across its digital network during 2019.

Complementary Business Lines Create Multiple Potential Fan Touchpoints

Topgolf’s business lines allow it to engage its fans efficiently across multiple formats: at its venues, at driving ranges, online and at a growing number of other hospitality locations. While a new fan may become acquainted with Topgolf through its website, its app or any one of its formats, the technologies, branding and common games throughout the Topgolf platform will enable that fan to become exposed to Topgolf’s broad array of sports and entertainment offerings. As fans engage with the Topgolf community through a particular business line and experience more of its offerings, Topgolf believes they become aware of the multiple ways they can enjoy the Topgolf experience.

A Large and Global Network of Venues Provides a Platform to Expand Topgolf’s Brand

As Topgolf’s largest business line, its venues introduce millions of guests across all ages and skill levels to the Topgolf brand, culture and technology each year. Topgolf’s venues are large-scale facilities featuring multiple forms of entertainment that generate strong cash flows, enabling Topgolf to invest in building out its venue pipeline and also funding growth across other capital-light business lines. In addition to fun and immersive gameplay, Topgolf’s venues provide flexible spaces that are used for enjoying food and beverage, watching sports, charity fundraisers, corporate outings, golf instruction, playing games and watching live music. As one entry point into the Topgolf ecosystem, the strength of Topgolf’s venues serves to expand its brand reach and introduce new guests to the wider array of formats offered by Topgolf’s platform.

Technology Innovation Enhances all of its Business Lines

Topgolf deploys its proprietary ball-tracking technologies at driving ranges, its venues and live golf broadcasts. As a prime example, Toptracer Range is helping to transform the golf industry by adding an additional layer of technology and gamification to the sport. Topgolf has created the first global community for golfers by establishing a network of interconnected driving ranges using the Toptracer technology. Over four days in December 2019, Topgolf demonstrated the power of this community by hosting a worldwide, live tournament that Topgolf believes is the first of its kind in any traditional sport. In this proof of concept, approximately 7,000 golfers at more than 175 ranges in 19 countries competed against each other and were connected by social media. Topgolf plans to expand future tournaments to include the over 7,500 bays in its Topgolf venues. Coupling these formats with its growing Toptracer Range network and its platform-wide network of over 11,000 screens will allow Topgolf to create large tournaments with golfers playing all over the world.

Through Toptracer Range, Topgolf provides its licensees new forms of entertainment that drive traffic to their businesses. Topgolf also leverages its game experience by creating innovative games across all formats, including online through WGT and evolving Esports formats. These technologies create value for Topgolf by creating unique entertainment experiences inside, and outside of, its venues.

Strong Competitive Advantages that are Difficult to Replicate

Topgolf’s brand and customer word-of-mouth create powerful network effects across its platform, with over 100 million fan touchpoints across its business lines today and approximately 23 million global venue visits in 2019. Topgolf leverages two decades of experience locating, building and operating large, complex venues and has established a real estate and development process which utilizes a national brokerage team and data from its existing venue network, which Topgolf believes is difficult to replicate. Topgolf’s proven operating history, strong track record and high number of guest visits position Topgolf as a tenant of choice for large developments. Topgolf has the advantage of years of experience refining its venue designs and honing its operating playbook to develop an engaging guest experience with strong unit economics at a truly unique scale.

Topgolf believes it has not only helped transform the global game of golf, but has also pioneered new advancements within sports and entertainment, as exemplified by the entertainment formats it has created across its platform. Topgolf believes its growth over the last few years in each of its business lines, underpinned by this innovation, has created a significant first mover advantage. Additionally, Topgolf’s internal game creation abilities allows it to create new games playable on multiple formats that can be networked together Topgolf is able to leverage this market position to continue to aggregate technologies, whether developed internally or acquired externally, and integrate them into the Topgolf platform to create new growth opportunities.

Strong Unit Economics with Attractive Cash on Cash Returns and Free Cash Flow

Topgolf believes it has the financial resources to rapidly grow its capital-light business lines. The Toptracer Range business line is structured under multi-year license agreements with year-one cash on cash return targets of approximately 50%. Topgolf believes, based on internal estimates, that its actual year-one cash on cash returns have historically performed in-line with internal targets. Additionally, Topgolf’s venue growth outside the United States and the United Kingdom is supported by a capital-light franchise model, which produces a recurring royalty revenue stream.

A Topgolf venue typically generates strong revenue in the first year of operation and achieves positive Topgolf Adjusted EBITDAS and free cash flow within the first full month it is open. Through its use of third-party real estate financing, Topgolf is able to minimize its capital outlay on its venues and target cash on cash returns of approximately 50%.

Visionary, Proven and Multi-disciplined Management Team

Topgolf’s seasoned management team has been led by its Executive Chairman, Erik J. Anderson, and Chief Executive Officer, Dolf Berle. Mr. Anderson recognized Topgolf’s potential early on and has led Topgolf’s transformation since 2005. Mr. Berle has a track record of successfully operating leading, experiential brands across entertainment, retail and restaurant categories. However, Mr. Berle has indicated that he intends to step down from his role following a transition period after the completion of the Merger. In addition to Messrs. Anderson and Berle, Topgolf has a leadership team with diverse and relevant backgrounds from a broad set of industries spanning retail, golf, technology, restaurants and hotels. Topgolf believes the members of its team have a proven history of building scalable global operations, navigating the world of experiential entertainment and addressing evolving consumer preferences.

Growth Strategy

Capitalize on Favorable Consumer Trends and Large Total Addressable Markets

Topgolf believes that the addressable markets where it competes extend well beyond golf. Topgolf’s business model capitalizes on powerful consumer and industry trends. Consumers today, especially millennials, which Topgolf defines as people aged 18-34, who make up approximately half of Topgolf venue guests, seek active lifestyles and demonstrate a preference for spending on experiences over goods. They are also more engaged with the digital world, contributing to the growth of the gaming and video content markets. Topgolf’s customers frequently share their experiences on social media and view the Topgolf platform as a social destination that will generate “sharable” and “likable” moments. This, in turn, increases Topgolf’s brand awareness and reinforces Topgolf’s reputation as a social destination. Topgolf’s business lines leverage these trends to amplify its growth within these large and addressable markets. By strategically growing its domestic and international venue count and expanding its capital-light formats, Topgolf believes that it can effectively penetrate its addressable market opportunity.

Leverage Topgolf’s Brand to Increase Awareness and Reach

Topgolf is a platform company that leverages its powerful brand, large fan base and unique technologies to grow. While Topgolf believes its brand is already well-established with an expanding and vibrant community of fans, it believes it has significant runway ahead of it in its vision to be a premier global sports and entertainment brand. This is supported by the fact that while Topgolf delights its guests, with 94% surveyed in 2019 saying they are likely or highly likely to return, its aided national brand awareness is approximately 21% as of the end of 2019, highlighting the significant opportunity to expand its brand reach as Topgolf grows into its addressable market.

The Topgolf brand is iconic and powerful and has broad appeal. While Topgolf believes it will be able to leverage this brand with less need for marketing than other brands, Topgolf will continue investing in its strategy to strengthen awareness with its multi-faceted approach. Topgolf intends to rapidly scale its multiple business lines that touch diverse segments of consumers. Topgolf will also continue to invest in its high-return, digital-

first marketing strategy by increasing online engagement with its community and extending its content reach through various digital mediums. Topgolf believes that as its fan base increases, it will achieve accelerated interest as fans interact with the Topgolf brand across all of its formats, which will further fuel its growth.

Continue to Grow Topgolf’s Network of Venues

Topgolf believes its track record of successfully opening new venues validates the appeal of its model and supports Topgolf’s belief that it can continue to expand its footprint. Since 2017, Topgolf has grown from 40 venues and approximately 13 million visits to 58 venues and approximately 23 million visits in 2019. Furthermore, over the long-term, Topgolf believes it has the opportunity to expand to at least 200 total venues domestically, based on its experience, internal research and third-party data. This growth is supported by a proven and disciplined process of identifying, constructing and financing new venues. Topgolf opened eight new venues in 2019 and six new venues during the thirty-nine weeks ended September 27, 2020. As of September 27, 2020, it had eight company-operated and one franchised venue under construction and 25 venues under contract for future opening. This pipeline demonstrates significant embedded growth, for which significant capital has already been deployed.

Grow Capital-Light, Recurring Revenue Businesses with Significant Runway Ahead

Topgolf believes its other business lines provide it with opportunities for growth in numerous addressable markets that Topgolf has just begun to penetrate, while complementing its Venues business and elevating brand awareness. Each of these capital-efficient business models has its own experienced leadership team in place dedicated to deliver this growth.

While the Toptracer Range business currently exceeds 7,500 bays in over 30 countries, Topgolf believes its addressable market is significant. Over the long-term, Topgolf estimates that there are approximately 152,500 traditional driving range bays globally that can benefit from its proprietary ball-tracking technology, based on its experience, internal research and third-party data. Due to the modest capital requirements, attractive unit economics and high demand for this format, Topgolf is committed to growing this business globally by strategically prioritizing countries with the largest existing bases of golf driving ranges. These include the United States, Japan, South Korea and the United Kingdom. Additionally, Topgolf has formed sales and installation partnerships with companies in Japan and South Korea, which have very dense networks of multi-level driving ranges and are among the largest golf markets in the world.

The unit economics for a Toptracer Range system are highly attractive, structured under multi-year license agreements with a target monthly cash payment of $150 to $200 per bay, a target cash on cash return of over 50% by the end of year one and a target payback period of approximately two years. This attractive financial model has allowed Topgolf to increase the Toptracer Range bay count from 481 in 2017 to 7,541 as of September 27, 2020, with a strong pipeline of identified global growth opportunities. Topgolf believes it will be able to continue to rapidly grow the Toptracer business at this rate as its licensees report that they typically see significant increases in revenue as a result of the differentiated and exciting technology-enhanced experience that the Toptracer Range system provides.

Topgolf believes its franchise approach to international growth will enable it to rapidly expand its footprint and brand in a highly capital-efficient manner while creating an attractive and recurring royalty revenue stream. Today, Topgolf has development agreements in place with five partners to open over 100 franchised venues across 14 countries. Through Topgolf’s current partners and relationships it is exploring in other areas of the world, Topgolf believes the long-term growth prospects outside of its domestic market are 250 venues based on its experience, internal research and third-party data.

Within Topgolf’s Media business line, Topgolf believes it can continue to leverage its brand to continue to grow its sponsorship offerings. As Topgolf grows its number of venue visits and screens controlled across its worldwide platform, Topgolf expects it will be able to provide its sponsors access to a growing audience across more digital assets. Topgolf expects its WGT game to continue to grow, as it believes it will become a foundation for golf in Esports. In 2019, the European Tour announced that it had launched golf’s first Esports series, the European eTour, which is played using WGT.

Utilize Topgolf’s Scale and Operational Excellence to Accelerate Growth and Profitability Across Topgolf’s Platform

Topgolf is already a scaled platform with significant momentum, and has made significant investments in infrastructure that it believes it can leverage to increase its margins. As Topgolf continues to grow its venue base in scale, experience and expertise, Topgolf continues to see significant opportunity to generate incremental profitability through improved operating systems, enhanced negotiating power in dealings with its suppliers and partners and improved distribution networks. Across Toptracer and International, Topgolf has quickly established the infrastructure to support each of these business lines and anticipates rapidly increasing its economies of scale across leadership, distribution and procurement.

Venues

The Venues business is the first and primary expression of the Topgolf Entertainment Group. In 2019, its Venues generated $958.4 million of revenue from a diverse stream of sources including food and beverage, gameplay and events. Topgolf also has entertainment programming that it believes drives revenue to its Venues business.

During certain periods of 2020, all Topgolf-operated and franchised domestic locations and international locations were closed as required by applicable COVID Orders. Although Topgolf re-opened locations in compliance with changes in applicable COVID Orders beginning May 5, 2020, and all of its domestic venues and international venues were re-opened as of September 7, 2020, upon the expiration or lifting of such applicable COVID Orders, it recently re-closed certain venues in response to reinstated COVID Orders, including three venues in the United Kingdom and one venue in El Paso, Texas, which has since been re-opened, and one venue in Hillsboro, Oregon. A number of Topgolf’s venues have reduced operating hours, as well as reduced their variety of food and beverage offerings. Additionally, as a result of COVID Orders, Topgolf has not been able to host large group events in certain jurisdictions, and has otherwise suspended large group events at certain locations. Topgolf has also implemented precautionary health, safety and sanitation measures, including: limiting occupancy, ordering the implementation of strict social distancing measures in business establishments and mandating health screens and face coverings for Associates and customers and imposed heightened cleanliness standards, including cleaning and disinfecting golf clubs, golf balls, game screens and other frequently touched bay surfaces between each group of guests. Topgolf expects that occupancy limits imposed under COVID Orders and a shift in consumer demand away from out-of-home entertainment will result in lower guest traffic at venues and continue to negatively impact revenues, and that it will incur additional costs to ensure compliance with safety measures at venues, including mandatory measures under applicable COVID Orders as well as voluntary measures to enhance safety for guests and Associates. See the section titled “Risk Factors—Risks Related to Topgolf’s Business—The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.”

Food and Beverage

Topgolf seeks to distinguish itself by providing food and beverage that exceeds the expectations of its guests. Topgolf believes it excels at serving high quality food and beverage on a large scale, catering to a diverse range of tastes and dietary restrictions. Topgolf features a seasonal menu of high-end, curated appetizers, entrées and desserts that are carefully selected for the Topgolf brand. Most of Topgolf’s menu offerings are made from scratch in its venues to further distinguish its experience from what guests may expect from a large-scale entertainment venue. Topgolf has a dedicated culinary team that seeks out high quality ingredients and creates new menu items to offer selections that are up-to-date with leading consumer tastes. Each venue has an Executive Chef with a full kitchen that offers a wide selection of creative food, from brunch to late night snacks. The menu is intended to appeal to a broad range of customers and includes classic American offerings with a twist, such as the Signature Nachos, a variety of flatbreads, and its Injectable Donut Holes. Topgolf can adjust its recipes and offer options to be mindful of health and dietary restrictions. Topgolf believes its broad menu offers something for everyone and captures full meal, snacking and sports-viewing occasions. Utilizing an iterative test and refine process, Topgolf plans to continue to introduce new menu items several times per year, catering to its guests’ preferences and reinforcing the Topgolf brand.

Each of Topgolf’s locations also offers full bar service, including a variety of beers, signature cocktails, premium spirits and non-alcoholic beverages. Topgolf continually strives to innovate beverage offerings, such as with its Spicy Bloody and Topgolf Marg, adding new beverages several times per year. Beverage service is typically available throughout the entire venue, allowing for multiple sales opportunities.

Food and beverage sales accounted for approximately 36.6%, 34.7% and 34.3% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 35.8% and 37.6% of Venues revenue in the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively.

Gameplay

Topgolf is passionate about developing new and innovative products and services that enable a connected community. Topgolf believes game content is a meaningful driver for fan engagement. In 2017, Topgolf acquired a game studio (WGT) in San Francisco founded by long-time gaming veterans to accelerate its content development and bring world class best practices to its enterprise. Topgolf also offers a variety of gaming options designed to appeal to a broad range of guests, including its signature Topgolf game, which allows guests to score points by hitting into the targets in its outfield, 3D world games and simulated golf course play. Topgolf offers a variety of games developed to appeal to players of different skill levels, including games such as Angry Birds®. Guests play with RFID-embedded golf balls, aiming for large dartboard-like targets in the outfield that receive and track the balls. A significant number of Topgolf’s venues use the Toptracer technology, in addition to RFID technology, to track the entire flight of a ball, enabling more dynamic gameplay to engage the guest in new ways. In each of Topgolf’s games, information provided by the ball-tracking systems is used to calculate a result or score in the game the guest is playing. Guests can play individually, as a team, or can compete against other players in their bay. When a guest signs into a game with their membership number, the game system stores the results of their games in their account, which enables guests to track their progress. Topgolf is connecting its games to a global platform so that it can hold competitions and enable collaborative gameplay across all of its business lines at a global scale. Topgolf is for all types of guests and no additional equipment or specific attire is required to play at Topgolf. Topgolf supplies golf clubs at all bays for no additional charge or allows guests to bring their own clubs. More than 50% of Topgolf’s guests describe themselves as non-golfers when surveyed, but for guests who want to improve their skills, Topgolf offers a variety of golf lesson packages provided by its staff of golf instructors.

Game pricing is based on hourly bay rentals and memberships. Guests pay an hourly fee per bay for bay rentals, which varies based on time of day and by location, and up to six guests can sign in to play in a bay at one time. In 2019, the standard pricing ranged from $20 to $55 per hour, excluding the Las Vegas venue. New guests are required to sign up for a Lifetime Membership for a one-time $5 fee. Topgolf also offers Platinum Memberships ranging from a $100 to $500 monthly fee, which offer Platinum members a number of benefits, including discounts on food and beverage offerings, faster times to the bay and a certain number of hours of free bay rentals each month. Topgolf also offers bay reservations and a variety of promotional pricing options during certain periods to certain of its members.

Gameplay accounted for approximately 35.7%, 33.5% and 32.5% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 33.9% and 39.7% of Venues revenue in the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively.

Events

Each of Topgolf’s venues has dedicated areas for hosting events ranging in size from 12 to up to 1,000 attendees, including full venue buyouts, which can be rented by individuals or organizations at an hourly rate. These spaces are well-suited for a variety of different occasions, including corporate events and social gatherings such as birthday parties, charitable events and wedding receptions. Audio/Visual equipment and private bars are also available for events. Event rooms are often booked in conjunction with a block of hitting bays so that Topgolf’s guests can enjoy Topgolf gameplay as part of their event. Additionally, Topgolf hosts many events directly on the tee-line by providing buffet-style food, dedicated staff and designated hitting bays for the group. In these cases, Topgolf offers event packages ranging from two bays to a full buyout of the venue. In addition, many of Topgolf’s venues have separate spaces suitable for hosting live performances within the building and on the outfield. In 2019, Topgolf introduced a new program where it hosts musical concerts on its outfield which can be enjoyed by guests standing in the outfield and in its hitting bays. These concerts not only represent additional revenue opportunities, but also serve to introduce large numbers of guests to the entertainment attributes of the Topgolf brand.

Events accounted for approximately 25.8%, 28.7% and 29.0% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 26.2% and 18.3% of Venues revenue in the thirty-nine weeks ended September 29, 2019 and September 27, 2020, respectively.

Entertainment Programming

Due to the power of Topgolf’s brand and the quality of its audience, Topgolf can host events similar to arenas and other entertainment venues. Topgolf has been able to program, and intends to continue to program, each venue with alternate entertainment options to drive visits and monetization in addition to traditional gameplay. Examples of entertainment programming Topgolf has hosted at its venues include: professional sports watch parties, golf lessons, live concerts, yoga classes, team building events, youth education days and painting classes. Topgolf believes this constant innovation cycle of generating new programming for its guests will lead to long term loyalty and engagement with its brand.

Real Estate Model and Expansion Plans

Existing Venues

Topgolf currently has 58 domestic venues, all of which are self-operated by Topgolf, and an additional 7 domestic venues under construction as of September 27, 2020. The locations of the domestic venues are summarized below under “—Properties.”

Topgolf leases all of its domestic venue locations. Its leases typically have terms of 20 years, with between four and six renewal options of five years each, and provide for escalating rent provisions over the initial term and any extensions.

Venue Design and Layout

Equipped with technology-enabled hitting bays, multiple bars, dining areas and exclusive event spaces, Topgolf venues are designed to serve a variety of market sizes, demographics and climates. The majority of Topgolf’s venues are between 48,000 and 68,000 square feet and include between 72 and 102 hitting bays spread across three floors, equipped with free golf clubs and individual lounge areas positioned behind each bay. Each of Topgolf’s venues includes a full-service restaurant and bar with an indoor dining area, as well as an outdoor bar and terrace and multiple exclusive event spaces. Each venue also includes between 150 and 250 digital screens that broadcast TopgolfTV, Topgolf gameplay, sponsored content and a variety of television channels.

Topgolf also has three flagship venues in the United States located in Las Vegas, Nevada, Orlando, Florida, and Nashville, Tennessee. Topgolf Las Vegas opened in 2016 next to the MGM Grand Hotel and Casino and features 120 hitting bays and two swimming pools spread across four floors in a 105,000 square foot building. Topgolf Orlando is located on International Drive, adjacent to the Orange County Convention Center, the second largest convention center in the United States. Topgolf Nashville is home to The Cowan, a music venue with capacity for over 600 guests attached to the main Topgolf facility that hosts a variety of concerts, musical acts and fund-raising activities for its guests throughout the year.

Topgolf also has two 36-bay venues in the United States located in Augusta, Georgia and Chattanooga, Tennessee, which both include miniature golf, indoor / outdoor yards with fire pits, as well as spaces for private events.

Site Selection

The location of each of Topgolf’s venues is carefully selected through a disciplined, data-driven site selection process, led by a proven real estate team and augmented by a nationwide broker network. Topgolf’s internal real estate team is comprised of professionals with decades of experience with high-volume retail companies such as Wal-Mart, Game Stop and Rent-A-Center. Topgolf rigorously monitors and evaluates target markets in the United States that Topgolf believes have the demographic characteristics and consumer appetite for a successful Topgolf venue. Market diligence is conducted to evaluate a market’s demographics, lifestyle, weather and other trade area qualities. Key demographics Topgolf uses in its analysis include total population, total employees, retail gross leasable area and average household income, among others. Topgolf’s site selection criteria enables it to identify those locations within a market that Topgolf believes will maximize traffic and deliver strong unit economics and cash on cash returns. Based on its experience, internal estimates and third-party data, Topgolf believes in the long-term its addressable market for domestic venues is 200. Topgolf opened eight new venues in 2019 and six new venues during the thirty-nine weeks ended September 27, 2020. As of September 27, 2020, Topgolf had seven domestic company-operated venues under construction and 24 domestic company-operated venues under contract for future opening.

Domestic Venues Open at End of Period

*	Eight new venues opened in fiscal year 2019, offset by one venue closure.
**	Five new venues opened during the thirty-nine weeks ended September 27, 2020, offset by one venue closure during the period.

Construction

Venue development is a complex process. Topgolf venues range in size from 48,000 to 105,000 square feet with up to four floors and are situated on properties ranging from roughly 9 to 15 acres of land. A typical venue takes between 10 and 12 months to build, though build times vary based on the size and complexity of the model, existing site conditions, the season and other factors. Topgolf’s internal development team of architects, designers, project managers and installation crews is led by its VP of Construction and Design, who has overseen the construction of each of its domestic venues. Topgolf primarily uses the services of design/build contractors for the construction of its venues. Although site conditions, the local labor market, commodity prices and other factors influence the cost to construct a venue, Topgolf generally estimates the gross development cost to build a venue to be between $10 million and $40 million. In addition, Topgolf currently operates, and will continue to add, flexible venue formats, which can accommodate markets of varying sizes, and Topgolf expects these venues to have similar gross development costs on a per-bay basis as its 102-bay venues. Topgolf typically seeks to finance the construction of its venues through third-party developer or real estate financing partners. In these cases, its financing partner will purchase or lease the property and fund a majority of venue development costs (primarily hard costs related to sitework, building shell and high-cost improvements) during and after construction. The portion of the construction costs that are financed by a financing partner is approximately 70% of the total development costs. Topgolf will fund the remaining venue development costs (primarily technology costs, furniture, fixtures and equipment). Once construction is completed, Topgolf will lease the venue and underlying land back from the financing partner. In cases where Topgolf is not able to finance venue construction through one of its financing partners, such as when the land Topgolf wishes to develop is available for lease but not for purchase, Topgolf will fund 100% of venue development costs. In response to the ongoing COVID-19 pandemic, Topgolf suspended construction on certain venues and temporarily paused negotiations on new leases and purchase agreements.

Venue Management and Operations

Management

The operations of Topgolf’s domestic venues are supported by a multi-disciplined operations team based in its Dallas office. This team is responsible for a number of areas, including pre-opening activities (such as Associate recruitment, selection and training), culinary development, event sales support, technology services, supply chain support for its food, beverages and equipment, marketing, and ongoing training and development for its Associates.

In addition, each venue has its own dedicated management team led by a Director of Operations with experience managing multiple departments and high volume operations. At each venue, the Director of Operations is supported by a management team that typically consists of 10 to 30 manager-level positions who oversee between 200 and 500 Associates, depending on the size and volume of the particular venue. The venue management structure includes an Operations Manager, Hospitality Manager, Food & Beverage Manager, Executive Chef, Golf Services Manager, Facilities Manager and Technology and Gaming leadership. High-volume venues typically have two Operations Managers and three levels of culinary leadership (Executive, Sous and Kitchen Manager). In order to attract and retain high quality talent, Topgolf offers competitive incentive plans including annual equity grants to its Directors of Operations.

Recruiting and Training

In recruiting for management-level Associates, Topgolf seeks to hire leaders with a passion for people and experience in the food, beverage and entertainment industry. While Topgolf uses digital media and local community sourcing methods to attract qualified candidates, it believes its Associates are its best recruiting source, delivering a high number of quality candidate referrals. For other openings, in addition to receiving referrals from current Associates, the appropriate hiring leader and the Talent Acquisition Manager source candidates through a variety of sources in the community such as culinary schools, universities and high schools, as well as through social media. Successful candidates embody Topgolf’s Core Values and demonstrate their passion for serving people and creating a fun and edgy experience for guests.

Management training at Topgolf uses a combination of structured on-the-job technical and shift management training, online learning and classroom instruction. Training for other Associates uses a combination of on-the-job training, online learning and classroom instruction that utilizes experiential and role play methods of learning with a focus on creating a positive guest experience. The main training topics are guest and associate safety, hospitality, gameplay, compliance and team work. Associates also receive detailed training prior to the roll out of special promotions and the introduction of seasonal menu items in order to enhance guest experience. Leadership and other soft skills training is also available throughout an Associate’s journey with Topgolf.

Sourcing and Supply Chain

Maintaining a high degree of quality in Topgolf’s venues depends in part on its ability to acquire food and beverage ingredients, venue hardware, golf equipment and other supplies that meet its high standards from reliable suppliers. Topgolf’s food and beverage sourcing begins with the head chef of its research and development team, who determines the menu items and supply needs based on marketing data and guest feedback. New ingredients are first sourced through current vendor partnerships and Topgolf’s broadline distributor before seeking new vendors. If a new vendor is required, Topgolf uses a third-party verification company to ensure that the vendor meets all U.S. guidelines and regulations. Following review and approval by the Food Safety Manager, the relevant vendor and ordering information is relayed to Topgolf’s broadline distributor. For produce, Topgolf uses a third-party vendor that regulates a network of produce distributors nationwide. Topgolf’s venues receive deliveries from its broadline distributor three to four times per week, and receive produce deliveries three to five times per week. Because many of the items Topgolf uses in its food and beverage operations are sourced through a single supplier, Topgolf takes steps to mitigate the risk of supply interruptions, such as by requiring the suppliers of its highest spend items to have disaster recovery plans in place and by identifying acceptable substitute products and/or suppliers available through its broadline distributor. In addition, Topgolf seeks to enter into formula or fixed-priced contracts with the suppliers of certain products, which generally have terms of 6 to 12 months, in order to mitigate the risk of potential price increases.

Topgolf has supply agreements in place with manufacturers in Taiwan and China to produce RFID-enabled golf balls and golf clubs, which are specially designed and controlled for venue use. Bay equipment is custom-built for Topgolf, primarily by domestic manufacturers.

Food Safety and Quality Assurance

Topgolf is focused on maintaining high food quality and food safety in each of its venues through the careful training and supervision of personnel and by following the rigorous quality and cleanliness standards it has established, including precautionary health, safety and sanitation measures it has put in place in response to COVID-19. Topgolf’s in-house food safety team works closely with venue operations to ensure regulatory compliance, and its venues are audited by a third-party against its own strict standards for food safety and sanitation on a quarterly basis with comprehensive reporting that is shared with management. The in-house food safety team also works closely with Topgolf’s global supply chain team to ensure that its suppliers and their food products meet the highest standards of quality and food safety, and Topgolf maintains an emergency response notification system for timely communication of any product food safety recalls.

Venue Marketing and Advertising

Topgolf believes its venues play a lead role in connecting people in meaningful ways by introducing guests to its brand, culture and technologies as well as generating revenue that enables it to invest in funding growth across its business lines. Topgolf’s venue marketing strategy reflects this dual purpose by focusing on two strategic pillars:

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Building a lifestyle brand at scale. Topgolf aims to do this by creating an experience that builds personal connections between diverse guests, engaging both prospective and lapsed customers. Its primary activities include content creation and engagement, influencer marketing, and public relations events intended to generate interest through online word-of-mouth or coverage by third-party websites or other media outlets.

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Driving both new and repeat venue visits. Topgolf’s primary methods of achieving this include brand campaign advertising, corporate event lead generation, local community engagement and owned channel management through email and text messages to its subscribers. Topgolf ties its strategic pillars together through a consistent integrated brand campaign that evolves every few years and has seasonal iterations twice each year in the spring and fall. The seasonal iterations serve as the center of gravity for cross-functional venue activity and inject energy into the venue experience benefitting both Associates and guests. These campaigns are fully integrated efforts promoted across various marketing channels, including content distributed through paid advertising networks, email and text message subscriber lists, social media pages and online word-of-mouth or other media coverage, while syncing with technology, operations, media, partnerships and charity activities. Corporate event leads are generated in part by targeted event planner media, but also by participating in trade shows with a branded physical footprint. Each venue has a local marketing lead who ensures the brand engages the local community with field outreach activities such as charity events, golf tournaments and food festivals. Finally, Topgolf places a large focus on its owned channels of communication to fuel a more personalized approach to attracting repeat visits through email and text messages to its large subscriber base.

International

As of September 27, 2020, Topgolf’s International business consisted of five international venues, including three company-operated venues in the United Kingdom, which were the first venues to open after Topgolf was founded, and two franchised venues, one in Australia and one in Mexico. As of September 27, 2020, Topgolf also has two international venues under construction, one company-operated venue located in the United Kingdom and one franchised venue located in Dubai, U.A.E.

While Topgolf expects to continue to open a limited number of company-operated venues in the United Kingdom, Topgolf’s international expansion plan is largely focused on a capital-light franchise model, in which the franchisee manages operations and funds capital expenditures and growth, requiring minimal upfront investment from Topgolf and providing it with a recurring royalty revenue stream. In implementing this franchise model, Topgolf has a dedicated team of industry veterans who carefully select franchisees by prioritizing entertainment operating background, local experience, real estate access and financial capabilities to ensure a consistent delivery of exceptional entertainment experience. Topgolf’s franchisees’ agreements outline an expected venue development pace with which the franchisee must adhere in order to stay in compliance with the agreement. Topgolf currently has agreements in place with five partners to develop and operate over 100 franchised venues across 14 countries, including Greater China, Southeast Asia, Mexico, Australia, Central Europe and the U.A.E.

Description of Development and Franchise Agreements

At the beginning of Topgolf’s relationship with a new franchisee, it typically enters into a binding development agreement pursuant to which the franchisee-developer is granted exclusive rights to develop a minimum number of franchised locations within a designated territory during an agreed-upon development term. While the length of the development term and other terms of these agreements vary among franchisee-developers, these agreements provide for a term that is equivalent to the duration of the development period taking into account the number of venues to be developed (typically ranging between three and ten years), subject to various grace periods and extension rights pursuant to which the development term for a venue may be extended, typically by no more than 12 months.

Prior to the operational date of each franchised location, Topgolf franchisees execute a franchise agreement with respect to that location, typically providing for a 20-year initial term, with an opportunity to enter into one or more renewal franchise agreements subject to certain conditions. Topgolf’s standard franchise agreement changes from time to time, and terms may vary among franchisees. Pursuant to these agreements, Topgolf grants the franchisee the right to operate a venue and utilize its proprietary marks, rights and technologies at an agreed-upon site. The franchisee will have exclusivity with respect to the area within a certain radius of the franchised venue. Topgolf has no obligation under its development agreements or its franchise agreements to incur capital expenditures on behalf of the franchisee, but generally retains approval rights on key brand and operational items. Topgolf generally also has a purchase option to acquire interests in a developer and/or franchisee upon certain specified terms and also retain a purchase option to buy the franchised venue’s fixtures, equipment and inventory at the agreement’s expiration or termination. In some cases Topgolf has a minority ownership position in a joint venture which is the franchisee. In such cases Topgolf typically has the option, but not requirement, to invest capital to increase its equity ownership or even purchase the entire joint venture under pre-defined terms.

Topgolf development agreements typically obligate a franchisee-developer to pay Topgolf various one-time fees, including a territory exclusivity fee and a site consultation fee, as well as additional up-front fees related to menu, construction and installation consulting (though such additional fees may alternatively be provided for in the related franchise agreements). The franchisee is also obligated under the terms of its franchise agreements to pay Topgolf continuing monthly royalty fees based on its gross sales. Topgolf typically also requires the franchisee to spend a percentage of its gross sales on local advertising, contribute to Topgolf’s marketing fund and pay an annual technical assistance fee. Topgolf’s franchise agreements also typically require each franchised venue to operate in accordance with its defined operating manual to ensure that the highest degree of quality and services are uniformly maintained.

Topgolf is required under its franchise agreements to provide to its franchisees, among other things, certain venue build-out and development support services, including a tee-up crew and opening team to assist in all aspects of operational training and support, as well as vendor consulting and training, both on-site and at its support center in Dallas. Topgolf also provides a help desk service for any elevated technical assistance needs relating to repair and maintenance of its equipment and technology.

Toptracer

Built upon its acquisition of Topgolf Sweden in 2016, Toptracer is Topgolf’s proprietary ball-tracking technology that actively tracks all ball flight paths across an entire field of vision. Toptracer’s custom-built sensor is able to provide real-time shot analytics, such as ball speed, apex, curve, carry and more. Topgolf has agreements in place with U.S. golf tournament broadcasters to use this technology in most of their PGA Tour broadcasts, and has traditionally secured separate limited event-based arrangements for all four major golf tournament broadcasts.

Toptracer Range

Additionally, in 2017, Topgolf introduced Toptracer Range, a suite of Topgolf brand identity, intellectual property, software and hardware that it licenses to traditional driving range operators. Toptracer Range upgrades these facilities from what was a practice facility into a networked game system enabling licensees’ customers to play virtual golf courses and proprietary skills-based games and access core golf statistics. Of licensees surveyed, over 85% reported a 25% or greater increase in revenue after installing Toptracer Range. The typical hardware configuration includes one camera pair for every ten bays and a variety of server and networking equipment. Covered hitting bays will also use hard-wired computers and screens for each bay through which customers can interact with Topgolf’s proprietary gaming software. If the bays are uncovered, customers access the game system on their smart phones or tablets using a mobile app while they are playing. The software package typically includes the Toptracer Range ball-tracking software and standard games package, which includes six engaging games. As of September 27, 2020, Topgolf had over 300 licensees operating 7,541 Toptracer Range bays in over 30 countries and over 2,000 bays under contract for future installations. Toptracer Range generates revenue in the form of fees Topgolf receives under its license agreements with driving range operators and in-game purchases by their customers. Topgolf also offers sponsorship opportunities to its corporate partners through which it generates sponsorship revenue.

Toptracer Range Gameplay

Toptracer Range users login through the Toptracer Range app, which provides them with a database of their shots, comparison vs. other players on global and local leaderboards and an easy source to find their local Toptracer-enabled driving range. Via the app and in-bay interactive monitors, customers are able to play a suite of games that elevate the driving range experience to an engaging, competitive and fun environment. Topgolf currently provides games targeted at avid golfers, such as Virtual Golf, Long Drive, Closest to the Pin and My Practice mode that tracks performance history of each club over time. Topgolf also plans to introduce additional games targeted at children and more social players, which would allow ranges to attract additional customers.

In December 2019, Topgolf hosted its first Toptracer Range global tournament, in which players across more than 175 driving ranges in 19 countries competed against each other in real time on a proprietary game format. Topgolf believes this four-day tournament to be the first global, digital golf tournament of its kind. Topgolf expects to repeat these tournaments over the coming years and expand them to include its other formats. Topgolf believes cross-format activations such as this will be a valuable way to engage with consumers across its platform and thus build its brand awareness and global community of fans.

Toptracer Technology

Toptracer technology is primarily an optical tracking technology that leverages purpose-built camera sensors operating either individually or in pairs to observe the actual flight of the golf ball and provide the space coordinates of its travel until it hits the ground. A relatively small number of cameras, working with each other and with Topgolf’s proprietary tracking software, can cover the outfield of an entire driving range, avoiding the need to deploy one tracking device for every hitting bay as required by some of the competing products in the market. In addition, Toptracer technology software is differentiated by its ability to calculate with precision the origination point of each and every ball based on the observed flight path by the camera sensors. In golf tournament broadcasts, Toptracer technology tracks the flight path and data of a single golf ball using one device placed behind the player, either in a fixed position on the tee box or in a mobile setup where the device is carried by an operator walking behind the players on the golf course.

Manufacturing and Distribution

Topgolf sources the components it uses in its Toptracer business from a number of third-party suppliers located in Germany, Taiwan, the United Kingdom and the United States, either directly or indirectly through distributors. Topgolf has pricing agreements in place with the supplier that manufacturers its camera sensors and the supplier that manufacturers the monitor screens it uses in the Toptracer Range system, and Topgolf is in the process of negotiating master services contracts with these parties. Topgolf’s relationships with its other key suppliers for the Toptracer Range business are governed by long-term contracts.

Topgolf has developed a global distribution strategy for its Toptracer Range business that utilizes a third-party logistics partner for warehousing and distribution. Topgolf currently distributes product from two warehouses, one in the United States and the second in the United Kingdom.

Inventory is centrally ordered by Topgolf’s supply chain team through a mix of global and regional sourcing strategies and delivered into these warehouses. Each region provides an order request when a new license agreement is signed, generally allowing six weeks of advance notice to install. Topgolf’s supply chain team coordinates with the Toptracer team to assemble hardware system configurations in order to meet its licensees’ delivery requirements. When existing licensees require hardware replacements, the supply chain team works with warehouses to send out replacement hardware and manages a returns program.

Logistics are also managed by a third-party logistics partner utilizing a global partnership with local agents and freight forwarders. Each facility operates under a separate yet similar contract for pricing and terms. When required, a third-party consultant firm is used to ensure global regulation compliance.

Marketing and Licensing

Toptracer Range marketing is focused on increasing brand awareness, lead generation and brand/product marketing across North America, Europe and Asia. Topgolf primarily utilizes public relations, influencer marketing and social media to help build brand awareness, and conferences, event marketing and paid media to support lead generation and sales efforts. Topgolf also uses marketing collateral, testimonials and case studies to support sales efforts. Brand signage, marketing templates and digital campaigns have also helped licensees connect and communicate with consumers. Topgolf believes Toptracer’s broadcasting partnerships and golf tournament sponsorships also help to create positive brand awareness for Toptracer Range.

The Toptracer Range sales team includes full-time Associates in North America and Europe and commercial partners in the United States, Japan, South Korea and Australia. Topgolf’s commercial partners in Japan and South Korea are its primary sales channels in these territories and they lead the marketing, sales and installation efforts in these markets. Topgolf seeks to license the Toptracer Range system to driving range owners and multi-course operators that it believes are committed to growing sales and revenue at their range operations for the long-term and that understand the need to actively market to their embedded user base and their local communities at large. Topgolf also strives to ensure that it has a strong geographical spread of Toptracer Range licensees in its key markets to assist in raising awareness of the Toptracer Range offering among prospective licensees.

Topgolf’s sales strategy primarily involves direct outreach by members of its sales team, who invite prospective licensees to live demonstrations at a nearby Toptracer Range or industry event. Topgolf also invites existing licensees to these events to present on their experiences with Toptracer Range. If prospective licensees are interested, the team will then do a formal site survey at the prospective licensee’s facility and enter into a license agreement that Topgolf feels best suits their needs.

Topgolf believes the Toptracer Range business model caters to the needs of most range operators. The feedback Topgolf receives from range operators indicates that they often realize a meaningful increase in their revenues and profits soon after activating Toptracer in their facilities due to increased traffic, higher return visit rates, longer playing time and increased pricing.

License Agreements

Though its standard license agreement may change from time to time and terms may vary among licensees, Topgolf’s Toptracer Range license agreements typically have an initial term of between three and five years, which automatically renew for successive one-year periods unless either party provides a termination notice to the other within a specified number of days prior to the expiration of the term. Fees payable to Topgolf under the agreements typically include a license fee, which is comprised of a combination of fixed and variable components depending on the territory and is payable on a monthly basis, in an amount that generally ranges from $150 to $200 per bay. Topgolf expects to continue to evaluate different pricing plans in order to expand reach of the Toptracer Range product offering to as many driving ranges as possible. In addition to certain additional termination rights Topgolf may have, the agreements may typically be terminated by either party in the event of a material breach by the other party that continues beyond the expiration of a specified cure period, or the other party’s bankruptcy, insolvency or similar events. The agreements generally require the licensees to, among other things, comply with certain operating standards and maintain certain types of insurance coverage in agreed-upon amounts. Toptracer Range licensees generally also agree to diligently market the availability of the Toptracer Range system at their facility in their local area. Topgolf has dedicated account managers and technical support teams to service and support Toptracer Range licensees in each region.

Media

World Golf Tour (WGT)

WGT is an online multiplayer virtual golf game that utilizes Topgolf’s proprietary GPS and 3D technology to enable players to gather online as a community and experience simulated gameplay on photorealistic recreations of more than 15 world-famous golf courses. WGT has over 30 million members and has averaged over 200,000 participants annually in the virtual WGT U.S. Open tournament.

WGT offers additional synergies with Topgolf’s platform by including a virtual Topgolf venue as a course option and providing an additional digital asset over which Topgolf can sell sponsorships. Users can download and play WGT on their mobile and desktop devices free of charge through Topgolf’s own digital storefront, WGT.com, or other direct-to-consumer digital storefronts, including the Apple App Store, Google Play and the Amazon Appstore. While downloads and gameplay are free, players can make in-app purchases to gain access to a variety of additional content and features. Players also have the opportunity to engage with various in-game offers and advertisements, through which Topgolf generates revenue.

In order to enable in-app purchases, Topgolf sells virtual currency to players at various prices and through various storefronts and payment processors. For purchases made through third-party storefronts, the storefront generally charges 30% of the customer’s payment. Players may also acquire virtual currency and other virtual items through gameplay, other players or by completing offers. Some of the benefits and other items that players can purchase include speed-up and slow-down modifiers; virtual outfits and gifts; and country club and green fees.

Studios

Due to the power of Topgolf’s brand and quality of its audience, Topgolf has built a digital content studio to further engage consumers and open future monetization opportunities. Through its creative leadership team, in-house studio and production partners, Topgolf creates a variety of original digital content designed to engage its existing fan base and expose the Topgolf brand to viewers around the world. Topgolf’s content development process centers around harnessing relevant topics related to its four main brand themes: music, play, food and doing good. Topgolf regularly delivers premium quality branded content to its fans primarily through the creation and production of episodic content, short films, television ads, photography and editorial features. Topgolf’s videographic content is typically two to ten minutes long and features compelling stories about real people making connections with others in a meaningful way, reinforcing the Topgolf brand’s purpose. The regular release of original content is supplemented with television spots, allowing Topgolf’s brand to maintain a steady, authentic connection with consumers. Revenue is generated through sponsorship opportunities that Topgolf offers to its corporate partners and driving customers to its business lines.

Topgolf’s original content is distributed across a combination of owned and operated networks, to be available to a broad set of consumers. The marketing of this original content is primarily through organic methods, word of mouth among Topgolf fans and influencer marketing. Topgolf integrates influencers into its original content to maximize word of mouth and viral content sharing. Some paid marketing is utilized on social media to help reach new audiences.

Content Development

Topgolf’s core strategy is to create premium content which is, in itself, entertaining and valuable to its target audience. By providing its audience value, Topgolf believes they will share, engage and view its content, furthering their loyalty to the Topgolf brand. Topgolf’s content development process centers around harnessing relevant topics related to four main brand topics: music, play, food and doing good. Topgolf strategically develops content with the full and integrated involvement of influencers. It develops these concepts in-house and with assistance from production partners. Topgolf aims to create content for both owned and operated channels as well as to sell the content to third-party networks.

Examples of Topgolf’s current and past shows include Chef Showdown, which featured eight chefs from Topgolf venues across the United States competing head-to-head to impress celebrity judges for the chance to have an original dish added to one of Topgolf’s upcoming seasonal menus, and Who Will Rock You?, which is set in Topgolf’s flagship Las Vegas venue and Topgolf’s Nashville music venue The Cowan, and features twelve unsigned bands competing to impress celebrity judges for the chance to win a cash prize, an exclusive development deal with BMG Music and their own Topgolf Tour.

Sponsorships

Topgolf’s sponsorship offerings enable its corporate sponsors to create reach on a broad scale through Topgolf programs and inventory designed to maximize awareness among its customer base. Topgolf will only pursue a sponsorship if it believes there is a cohesive brand fit with Topgolf and if Topgolf can co-brand marketing strategies to further grow its brand. Topgolf generates its sponsorship revenue with low fixed-costs and small incremental costs for each additional sponsor, making its commercial sponsorships a relatively high-margin and scalable part of its business.

To facilitate the monetization of its sponsorship offerings, Topgolf utilizes a multi-tiered platform consisting of physical and digital inventories in its venues, its website and its mobile application. This platform includes:

•	Sponsorship Naming Rights

•	Venue Activations

•	Topgolf Live—Experiential

•	Digital Network

Topgolf has a dedicated sponsorship team across the United States and in the United Kingdom that focuses on sourcing and developing sponsorship opportunities, establishing and maintaining relationships with new and existing sponsors and negotiating sponsorship agreements. Its sponsorship agreements typically have contract terms of two to five years, while digital campaigns are generally covered on a campaign-by-campaign basis. Topgolf is successful in executing a geographic and product categorized approach to selling its sponsorship rights.

Brand and Marketing

In addition to the marketing and advertising activities discussed above, which are specific to each of Topgolf’s business lines, Topgolf engages in a number of additional activities to increase its brand awareness and engagement among consumers around the world.

Topgolf’s multifaceted marketing strategy has proven instrumental in driving growth and building the Topgolf brand. Through various marketing efforts and delivering a high quality guest experience, Topgolf believes it has positioned the Topgolf brand as a leader in providing live social experiences for Gen Z and

Millennials, bringing guests together for meaningful moments, while diversifying its customer base across all lifestyles. Topgolf employs a wide range of marketing tactics and outlets to cultivate its relationships with celebrities, influencers, professional athletes and everyday consumers, including a combination of traditional, digital and social media, and grass-roots initiatives to support its inclusive brand, in addition to high quality branded content, such as episodic content, short films, television ads, photography and editorial features. As a result of its brand marketing strategy and fans’ experiences across its business lines, 88% of consumers surveyed say they have a positive opinion of the Topgolf brand.

Social Media

Topgolf’s proprietary content is supplemented by its active and growing social media presence. Topgolf’s social media program connects it directly with consumers and helps to cultivate a brand community for its users to share their passion for its brand and products. Additionally, its customers and influencers use social media outlets to curate a substantial amount of user-generated content. During 2019, Topgolf’s social content generated over 2.6 billion digital impressions across all platforms.

Influencer Marketing Platform

Due to the appeal of its brand and quality of its audience, Topgolf collaborates with many influencer VIP’s including personalities who visit or post on social media about Topgolf. These influencers speak to Topgolf’s customer base and their fans through social media. In addition, due to the power of its brand, Topgolf has consistently been able to earn media mentions through public relations activities.

Partner Co-marketing

Topgolf has agreements in place with U.S. golf tournament broadcasters to use the Toptracer technology in most of their PGA Tour broadcasts, and has traditionally secured separate limited event-based arrangements for all four major golf tournament broadcasts. This serves as a low-cost content marketing vehicle that increases reach and awareness of Topgolf’s brand. Topgolf also has run co-marketing campaigns with its brand partners, such as loyalty nights benefitting Sprint customers at Topgolf, as well as live events and co-promotions with Redbull. Each of these helps Topgolf to reach an expanded audience at a lower cost than traditional marketing.

Local event and community activations

Topgolf authentically engages local communities. Each venue typically employs a team of venue-based marketing champions who engage local community leaders and participate in community moments to garner awareness, fan engagement and brand loyalty. For example, Topgolf supports prominent community charity runs, county fairs, fundraisers, tree plantings, holiday celebrations and help rebuild after disasters. Topgolf has also been able to create and operate Topgolf Live events with major local teams, ballparks and arenas.

Game Development

Topgolf’s addressable markets are characterized by rapid technological change. Topgolf believes that its ability to continuously develop innovative games, product features and services tailored to the evolving needs of its fan base has been a key factor for the success of its business. Topgolf’s game development efforts focus on developing leading technologies, leveraging hardware, software, machine learning and augmented reality to deliver the best user experience possible across all of its formats.

Topgolf’s creative media and technology leaders oversee the development process for its games across all business lines. The internal studios that develop Topgolf’s games are located in San Francisco, California; Stockholm, Sweden; and Dallas, Texas. Topgolf’s studios are generally supported by central design services personnel in its San Francisco, California, Media headquarters who provide expertise with respect to areas such as game mechanics, user experience, design, art, animation, monetization, analytics and marketing, with each studio leveraging these services to varying degrees. Topgolf uses third-party development tools to create its games. In addition, Topgolf relies on its own servers and third-party infrastructure to operate its games and to maintain and provide its analytics data.

The Topgolf game development process involves a significant amount of creativity, particularly with respect to developing original intellectual property or games in which Topgolf licenses intellectual property from sports franchises, Hollywood studios or other owners of brands, properties and other content. Creative and technical studio expertise is necessary to design games that appeal to players who typically play in social group environments and to develop games that work well in X-reality environments, venue bays, Toptracer Ranges, mobile phones and tablets, with their diverse range of hardware, user interfaces and inherent limitations, such as small screen sizes and control buttons. Topgolf focuses on designing collaborative games which involve multiple players to interact together in the same location as well as across the globe, creating meaningful connections between its fans.

Technology

Topgolf’s technical development staff consists of Associates located in its Dallas, San Francisco and Stockholm offices, and is comprised of front-end and back-end software engineers, network engineers, structural engineers, radio frequency engineers, electrical engineers, mechanical engineers, machine learning engineers, visual recognition engineers, system test engineers, computer vision scientists and data analysis engineers, user experience and industrial design engineers and mobile app developers.

Topgolf’s technical team is organized into software, infrastructure and live technical operations groups.

Software Engineering

Topgolf’s software engineering team is responsible for the connection of all Topgolf’s business lines, procuring, configuring and developing the company-wide software platform to support the operating systems for gameplay, retail purchases, food and beverage systems, app development, ball-tracking, ad networks, CRM, ERP, analytics, security, online reservations, events booking systems, marketing and corporate infrastructure. To provide fans with an end-to-end user experience, Topgolf relies on its software platform to connect individuals with all its business line systems and manage interactions among those systems and end-users’ mobile apps.

Infrastructure Engineering

Topgolf’s hardware engineering team supports the system-level design and key system components, including proprietary game sensors, ball dispensers, visual recognition devices, hand held devices, antennas, digital posters, game monitors, large digital billboards, sensors, internet network connectivity, servers, routers, switches, terminals, kiosks, physical security systems and product testing apparatus. A large percent of its gameplay hardware is proprietary and requires a large amount of innovation and design to differentiate its product offering.

Live Technical Operations

Topgolf’s live operations group ensures that all the technical systems are operating 24/7, redundant, secure and efficient to facilitate its business lines. Key systems include but are not limited to the Topgolf Apps, WGT, Toptracer Range game and management systems, venue game and management platforms, payment systems, online reservation systems, www.topgolf.com, global leader boards for gaming and digital ad network. The group is staffed to provide immediate, live person technical support 24/7 with even deeper technical expertise on call at all times.

Management Information Systems

Topgolf utilizes a number of proprietary, industry standard and third-party management information systems in its business. Topgolf’s company-operated venues use computerized point-of-sale systems with integrated high-speed credit card and gift card processing and a variety of other features designed to increase operational effectiveness, internal communication and data analysis. These point-of-sale systems are used to collect daily transaction data, which allows venue managers to generate reports about daily sales, product mix and average transaction size. Topgolf’s company-operated venues also use back-office computer systems designed to assist in venue management and provide real-time labor and food cost management tools. These tools provide home office and operations management quick access to detailed business data, enable managers to submit orders electronically within Topgolf’s distribution network, and supply sales, bank deposit and variance data to its accounting department on a daily basis. For more information regarding risks relating to Topgolf’s information technology systems, see the section titled “Risk Factors—Risks Related to Topgolf’s Business—Failure to upgrade and protect Topgolf’s information technology systems against breakdowns, service interruptions and security breaches could adversely affect its business.”

In addition, Topgolf also has a growing database of information that it utilizes to gain insights about its customers. Topgolf collects data on its guests and other customers through a variety of means. Guests and Toptracer Range customers typically sign in to the bay using a membership account, which gives Topgolf information about several aspects of their visit, including the types of games they enjoy and the length of time played. Topgolf also uses guest surveys across most of its formats to gather qualitative feedback about guest visits. Topgolf uses all of this information to help it improve its game and food offerings and its operational execution. For information regarding risks relating to the collection, processing and other use of sensitive information, see the section titled “Risk Factors—Risks Related to Topgolf’s Business—The loss, unauthorized access to, theft or destruction of personal data or confidential information that is stored on Topgolf’s information systems or by third parties on its behalf, as well as failure to comply with applicable data privacy and cybersecurity laws and regulations, could impact Topgolf’s reputation and brand and expose it to potential liability, regulatory penalties and loss of revenue.”

Competition

Topgolf faces significant competition across all aspects of its business. Topgolf’s venues compete for consumers’ time and discretionary entertainment dollars against a broad range of other out-of-home entertainment options, primarily on the basis of concept, brand recognition, the pricing and quality of its menu offerings and games, perceived value proposition, location and overall guest experience. The other out-of-home entertainment options against which Topgolf competes include other dining and entertainment venues, sports activity centers, traditional driving ranges and other establishments offering simulated golf or multi-sport experiences (including the Toptracer Range licensees), mobile phone games, arcades and entertainment centers, movie theaters, sporting events, bowling alleys, nightclubs, bars and restaurants. The number, size and strength of Topgolf’s competitors vary by region, and in many cases, these businesses, or the entities operating them, are larger and have significantly greater financial resources and name recognition, longer operating histories, and concepts with which consumers may be more familiar, and are better established in the markets where Topgolf’s venues are located or are planned to be located. Topgolf’s venues also compete for consumers’ attention, leisure time and discretionary spending against increasingly sophisticated forms of home-based entertainment, including internet and video gaming, as well as movies, television and other on-demand content from streaming services.

Topgolf also faces intense competition across its other business lines. In particular, its International and Toptracer businesses compete against other companies to attract and retain qualified franchisees and licensees. Topgolf believes that its ability to attract new franchisees and licensees is based primarily on the strength and quality of its brand and reputation, the products and revenue opportunities Topgolf is able to provide, as well as on the structure of its franchise and licensing models and the terms of its franchise and license agreements. WGT and the digital video content Topgolf produces also compete for consumers’ attention, leisure time and discretionary spending against the other home-based entertainment alternatives described above, particularly content focused on golf or other sports. From a commercial perspective, Topgolf competes against other businesses seeking corporate sponsorships and other commercial partners, such as sports teams, entertainment events and television and digital media outlets, and compete against television and digital content providers seeking advertiser or sponsorship income.

See the section titled “Risk Factors—Risks Related to Topgolf’s Business—The markets in which Topgolf operates are highly competitive, and its inability to compete effectively could have a material adverse effect on Topgolf’s business, results of operations, financial condition and growth prospects.”

Intellectual Property

Topgolf believes its brand, technologies and other intellectual property, including the RFID technology used in its venues, the Toptracer shot-tracking technology and the games and other content Topgolf creates, have significant value and are important to Topgolf’s ability to implement its business plan successfully, expand its business lines and establish and maintain its competitive position. Topgolf relies upon a combination of trademark, trade dress, domain name, copyright, trade secret and patent laws, as well as confidentiality, assignment of inventions and other agreements with Topgolf’s Associates, contractors, consultants and other third parties with whom Topgolf has relationships to establish and protect its brand, technologies and other intellectual property rights. Topgolf also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems.

As of September 27, 2020, Topgolf owned 19 issued U.S. patents, which expire between 2020 and 2038, eight pending U.S. patent applications, and approximately 20 issued patents and five pending patent applications in jurisdictions outside the United States. In addition, as of September 27, 2020, Topgolf owned 36 registered U.S. trademarks and two pending U.S. trademark applications, and approximately 376 registered trademarks and 84 pending trademark applications in jurisdictions outside the United States. Topgolf generally seeks protection under the patent, trademark and copyright laws of the United States and other jurisdictions where Topgolf believes it is appropriate to do so in light of its business operations and the cost, availability and extent of such protection.

For information regarding risks relating to Topgolf’s intellectual property, see the section titled “Risk Factors—Risks Related to Topgolf’s Business—Topgolf may be unable to adequately establish, maintain, protect and enforce its intellectual property and proprietary rights or prevent third parties from making unauthorized use of its technology and brand,” “ —If Topgolf is unable to protect the confidentiality of its trade secrets, its business and competitive position would be harmed” and “—Topgolf may be sued by third parties for alleged infringement of their proprietary rights.”

Government Regulation and Environmental Matters

Topgolf is subject to extensive federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, including those related to, among others, nutritional content labeling and disclosure requirements, food safety regulations, employment regulations, the PPACA, the ADA and similar state laws, data privacy and cybersecurity laws, environmental, health and human safety laws and regulations, laws and regulations related to franchising and licensing operations, the FCPA and other similar anti-bribery and anti-kickback laws, as well as federal, state and local licensing requirements and other regulations relating to alcoholic beverage control, amusement, health, sanitation, human safety (including COVID-19 Orders), zoning and land use. New laws and regulations or new interpretations of existing laws and regulations may also impact Topgolf’s business. The costs of compliance with these laws and regulations are high and are likely to increase in the future, and any failure on Topgolf’s part to comply with these laws may subject Topgolf to significant liabilities and other penalties. See “—Topgolf, its franchisees and its licensees are subject to many federal, state, local and foreign laws, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure by Topgolf, its franchisees or its licensees to comply with, or changes in these laws or requirements, could have an adverse impact on its business,” “—Topgolf may not be able to obtain and maintain licenses and permits necessary to operate venues in compliance with applicable laws, regulations and other requirements, which could adversely affect its business, results of operations and financial condition.” and “—Topgolf may become subject to liabilities or other costs under environmental, health and human safety laws that could increase operating expenses and adversely affect Topgolf’s business, results of operations and financial condition,” each under the heading “Risk Factors—Risks Related to Topgolf’s Business,” for a further description of the key laws, regulations and licensing requirements to which Topgolf is subject.

Although Topgolf incurs costs to comply with applicable federal, state, local and foreign provisions relating to environmental protection in the ordinary course of its business, such costs have not materially affected, and are not presently expected to materially affect, its capital expenditures, earnings or competitive position.

Associates

As of September 27, 2020, Topgolf employed a total of approximately 17,900 Associates, including approximately 17,400 Associates who were employed in Topgolf’s venues, approximately 16,200 of whom were hourly Associates.

None of Topgolf’s Associates are covered by collective bargaining agreements and Topgolf has never experienced a labor-related work stoppage. Topgolf believes that it has good relationships with its Associates.

Legal Proceedings

Topgolf is, from time to time, party to various claims and legal proceedings arising out of the ordinary course of business. Topgolf does not believe that any of these claims or proceedings will have a material effect on its business, results of operations or financial condition.

Properties

The following summarizes the locations of each of Topgolf’s existing domestic venues.

State	Venue Count	State	Venue Count
Alabama	2	Missouri	1
Arizona	4	Nebraska	1
Arkansas	1	Nevada	1
California	1	New Jersey	2
Colorado	2	North Carolina	1
Florida	5	Ohio	3
Georgia	3	Oklahoma	1
Illinois	2	Oregon	1
Indiana	1	Pennsylvania	1
Kansas	1	South Carolina	2
Louisiana	1	Tennessee	2
Maryland	2	Texas	11
Michigan	1	Utah	1
Minnesota	1	Virginia	3

Topgolf’s venues in Las Vegas, Nevada; Birmingham, Alabama; Myrtle Beach, South Carolina; Columbus, Ohio; and Fishers, Indiana are subject to leasehold mortgages in favor of the lenders under its Credit Facilities. Topgolf’s venues in Austin, Texas; Salt Lake City, Utah; and West Chester, Ohio are subject to leasehold mortgages in favor of the lenders under the mortgage loans described in the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Mortgage Loans” beginning on page 218 of this proxy statement/prospectus/consent solicitation.

In addition to Topgolf’s domestic venues described above, Topgolf also leases three company-operated locations in the United Kingdom. These leases typically have terms of 25 years and provide for escalating rent provisions over the term.

Topgolf also leases office space in Dallas, Texas; San Francisco, California; London, United Kingdom and Stockholm, Sweden, and leases warehouse space in Shepperton, United Kingdom.

CALLAWAY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information required by Item 303 of Regulation S-K is contained in Callaway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which are incorporated by reference into this proxy statement/prospectus/consent solicitation. For more information see the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

TOPGOLF’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Topgolf’s financial condition and results of operations should be read together with “Selected Historical Consolidated Financial Data of Topgolf” and Topgolf’s audited consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/consent solicitation. This discussion includes forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Please see the section titled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 70 of this proxy statement/prospectus/consent solicitation for a discussion of the risks, uncertainties and assumptions relating to Topgolf’s forward-looking statements, as well as the information set forth under the section titled “Risk Factors” beginning on page 24 of this proxy statement/prospectus/consent solicitation.

Topgolf operates on a 52- or 53-week fiscal year ending on the Sunday closest to December 31. Each fiscal quarter has 13 weeks, except in a 53-week year, when the fourth fiscal quarter has 14 weeks. All fiscal quarters are comprised of one 5-week period and two 4-week periods except in a 53-week year, in which case Topgolf’s fourth fiscal quarter will include two 5-week periods. All references to “2017,” “fiscal year 2017” or similar references relate to the 52-week period ending December 31, 2017. All references to “2018,” “fiscal year 2018” or similar references relate to the 52-week period ending December 30, 2018. All references to “2019,” “fiscal year 2019” or similar references relate to the 52-week period ending December 29, 2019. All references to “first three quarters 2019” or similar references relate to the 39-week period ending September 29, 2019. All references to “first three quarters 2020” or similar references relate to the 39-week period ending September 27, 2020.

Overview

Topgolf Entertainment Group is a leading, global sports and entertainment company offering multiple forms of entertainment including venues with technology-enabled golf hitting bays, food and beverage and music, as well as mobile gaming, indoor multi-sport simulators, shot-tracking technology for golf television broadcasts and driving ranges, pop-up social experiences and exclusive digital content. A set of Core Values guide everything Topgolf does: Fun, One Team, Excellence, Edgy Spirit and Caring; these values underpin Topgolf’s aspiration of becoming one of the world’s premier sports and entertainment companies creating unforgettable shared experiences for its fans.

Topgolf originated from the timeless golf question, “who hit it closer?” Originally called Target Oriented Practice Golf, the founders of Topgolf used proprietary RFID technology and dart board-style targets to answer this question, and the first Topgolf venue was created in the United Kingdom in 2000. Over the next decade, Topgolf opened five additional venues in the United Kingdom and the United States while constantly innovating to improve the guest experience. Topgolf opened its first three-story, entertainment-focused venue in Allen, Texas in 2011. Since 2011, Topgolf has grown rapidly and opened 58 additional Topgolf venues. As of September 27, 2020, Topgolf owned, operated or franchised 63 Topgolf venues consisting of 61 company-operated venues in the United States and the United Kingdom and two franchised venues in Australia and Mexico.

Impact of the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. The ongoing COVID-19 pandemic is having a significant impact on global markets as a result of supply chain and production disruptions, workforce restrictions, travel restrictions, reduced consumer spending and sentiment, amongst other factors, which are, individually or in the aggregate, negatively affecting the financial performance, liquidity and cash flow projections of many companies in the United States and abroad.

In response to the ongoing COVID-19 pandemic, various domestic and international governmental bodies have issued COVID Orders ordering the closure of non-essential business establishments, mandating or recommending that residents “stay at home” other than in the case of limited exceptions, suspending alcohol sales for certain establishments, limiting occupancy, ordering the implementation of social distancing measures in business establishments and mandating health screens and face coverings for employees and customers. Many COVID Orders have been extended past their initial terms to remain in place, and, have been reinstated in a number of states or countries where such COVID Orders were initially permitted to expire.

In compliance with guidance and orders issued by federal, state and local governments to combat the spread of the pandemic, Topgolf temporarily closed all company-operated domestic venues in compliance with applicable COVID Orders, effective March 18, 2020. Topgolf’s international company-operated venues were temporarily closed effective March 20, 2020. Further, Topgolf enacted various measures to reduce cash expenses to weather its temporary venue closures, including (i) suspension of non-essential capital expenditures, including the suspension of construction of future venues, (ii) execution of substantial reductions in expenses, including furlough or lay-off of a significant number of Associates, (iii) temporary salary reductions for certain Associates, including executive officers, (iv) extension of payment terms with Topgolf’s vendors and (v) negotiation of rent deferrals for a portion of Topgolf’s leases. Although Topgolf re-opened all domestic venues and all of its international venues as of September 7, 2020, upon the expiration or lifting of applicable COVID Orders, it recently re-closed certain venues in response to reinstituted COVID Orders, including three venues in the United Kingdom and one venue in El Paso, Texas, which has since been re-opened, and one venue in Hillsboro, Oregon, and there can be no assurance that additional closures will not be mandated in the future. Even with respect to venues that may remain open, a number of its venues have reduced operating hours and foot traffic at Topgolf’s venues has not returned to pre-pandemic levels, and Topgolf has reduced headcount at its offices in response to these changes. Additionally, as a result of COVID Orders, Topgolf has not been able to host large group events in certain jurisdictions, which has limited its ability to drive revenue through such events per past practice. Topgolf expects that occupancy limits imposed under COVID Orders and a shift in consumer demand away from out-of-home entertainment will result in lower guest traffic at venues and continue to negatively impact revenues, and that it will incur additional costs to ensure compliance with safety measures at venues, including mandatory measures under applicable COVID Orders as well as voluntary measures to enhance safety for guests and Associates. For example, to prioritize health and safety of guests and employees, Topgolf has implemented facemask requirements, added social distancing markers at its venues, placed protective dividers between bays, imposed heightened cleanliness standards, including cleaning and disinfecting golf clubs, golf balls, game screens and other frequently touched bay surfaces between each group of guests, required employees to wear masks at all times and gloves when handling food and started a health check program for employees. See “Risk Factors—Risks Relating to Topgolf’s Business—The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.” To increase its cash position and help preserve financial flexibility, Topgolf drew down $145.0 million on its remaining availability on the Revolving Credit Facility in the first quarter 2020 and issued $33.75 million in Topgolf Notes on May 27, 2020.

As a result of these developments, Topgolf’s revenues, results of operations and cash flows have been materially affected, and Topgolf expects them to continue to be affected for an extended period of time. The situation is rapidly changing and additional impacts to the business and financial results may arise that Topgolf is not currently aware. Topgolf cannot predict whether, when or the manner in which the conditions surrounding the ongoing COVID-19 pandemic will change, including the timing of lifting any COVID Orders, and the conditions under which guest traffic will return to pre-pandemic levels, if at all.

The Topgolf Platform

The Topgolf platform is comprised of complementary business lines that leverage its powerful brand, proprietary technology and leading hospitality offerings to create entertainment experiences for its devoted community of fans.

Venues. Venues is comprised of company-operated venue operations within the United States. Topgolf’s venues offer state-of-the-art entertainment facilities with multiple forms of entertainment and are equipped with technology-enabled hitting bays, multiple bars, dining areas and exclusive event spaces. Revenue from the Venues business is primarily derived from food and beverage, gameplay and events, as further described in the section titled “Topgolf’s Business—Venues” beginning on page 177 of this proxy statement/prospectus/consent solicitation. Food and beverage accounted for approximately 36.6%, 34.7% and 34.3% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 35.8% and 37.6% of Venues revenue in the first three quarters 2019 and 2020, respectively. Gameplay accounted for approximately 35.7%, 33.5% and 32.5% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 33.9% and 39.7% of Venues revenue in the first three quarters 2019 and 2020, respectively. Events accounted for approximately 25.8%, 28.7% and 29.0% of Venues revenue in fiscal years 2017, 2018 and 2019, respectively, and 26.2% and 18.3% of Venues revenue in the first three quarters 2019 and 2020, respectively. As of September 27, 2020, 58 company-operated venues were operating domestically with an additional seven company-operated venues under construction domestically.

International. International is comprised of company-operated and franchised venues outside of the United States. Revenue from the International business is primarily derived from company-operated venue revenue, which is largely consistent between its international and domestic venues, and royalty revenue from its franchised venues. As of September 27, 2020, three company-operated venues were operating in the United Kingdom and two franchised venues were operating in Australia and Mexico, with one additional company-operated venue and one additional franchised venue under construction.

Toptracer. Toptracer includes licensing operations with respect to ball-flight tracking technology to independent driving ranges and use of the technology in golf broadcasts. Revenue from the Toptracer business is primarily derived from license agreements, as further described in the section titled “Topgolf’s Business—Toptracer—Marketing and Licensing” beginning on page 186 of this proxy statement/prospectus/consent solicitation. As of September 27, 2020, Toptracer Range had 7,541 bays installed.

Media. Media includes Topgolf’s WGT digital golf game, digital content creation and sponsorship operations. Revenue from the Media business is primarily derived from in-app purchases within the WGT game as well as corporate sponsorships, including naming rights, venue activations and digital advertising.

Growth Strategies and Outlook

Topgolf plans to continue to expand its business by executing on the following strategies:

Capitalize on Favorable Consumer Trends and Large Total Addressable Markets

Topgolf believes that the addressable markets where it competes extend well beyond golf. Topgolf’s business model capitalizes on powerful consumer and industry trends. Consumers today, especially millennials, which Topgolf defines as people aged 18-34, who make up approximately half of Topgolf venue guests, seek active lifestyles and demonstrate a preference for spending on experiences over goods. They are also more engaged with the digital world, contributing to the growth of the gaming and video content markets. Topgolf’s business lines leverage these trends to amplify its growth within these large and addressable markets. By strategically growing its domestic and international venue count and expanding its capital-light formats, Topgolf believes that it can effectively penetrate its addressable market opportunity.

Leverage Topgolf’s Brand to Increase Awareness and Reach

Topgolf is a platform company that leverages its powerful brand, large fan base and unique technologies to grow. While Topgolf believes its brand is already well-established with an expanding and vibrant community of fans, it believes it has significant runway ahead of it in its vision to be a premier global sports and entertainment brand.

Continue to Grow Topgolf’s Network of Venues

Topgolf believes its track record of successfully opening new venues validates the appeal of its model and supports Topgolf’s belief that it can continue to expand its footprint. Since 2017, Topgolf has grown from 40 venues and approximately 13 million visits to 58 venues and approximately 23 million visits in 2019. This growth is supported by a proven and disciplined process of identifying, constructing and financing new venues. Topgolf opened eight new venues in 2019 and six new venues during the thirty-nine weeks ended September 27, 2020. As of September 27, 2020, it had eight company-operated and one franchised venues under construction and 25 venues under contract.

Grow Capital-Light, Recurring Revenue Businesses with Significant Runway Ahead

Topgolf believes its other business lines provide it with opportunities for growth in numerous addressable markets that Topgolf has just begun to penetrate, while complementing its Venues business and elevating brand awareness.

While the Toptracer Range business currently exceeds 7,500 bays in over 30 countries, Topgolf believes its addressable market is significant. Due to the modest capital requirements, attractive unit economics and high demand for this format, Topgolf is committed to growing this business globally by strategically prioritizing countries with the largest existing bases of golf driving ranges. These include the United States, Japan, South Korea and the United Kingdom.

Topgolf believes its franchise approach to international growth will enable it to rapidly expand its footprint and brand in a highly capital-efficient manner while creating an attractive and recurring royalty revenue stream.

Within Topgolf’s Media business line, Topgolf believes it can continue to leverage its brand to continue to grow its sponsorship offerings.

Utilize Topgolf’s Scale and Operational Excellence to Accelerate Growth and Profitability Across Topgolf’s Platform

Topgolf is already a scaled platform with significant momentum, and has made significant investments in infrastructure that it believes it can leverage to increase its margins. As Topgolf continues to grow its venue base in scale, experience and expertise, Topgolf continues to see significant opportunity to generate incremental profitability through improved operating systems, enhanced negotiating power in dealings with its suppliers and partners and improved distribution networks. Across Toptracer and International, Topgolf has quickly established the infrastructure to support each of these business lines and anticipate rapidly increasing its economies of scale across leadership, distribution and procurement.

For further information about Topgolf’s growth strategies and outlook, see the section titled “Topgolf’s Business—Growth Strategy” beginning on page 175 of this proxy statement/prospectus/consent solicitation.

Topgolf Performance Measures

In addition to the measures presented in its consolidated financial statements, Topgolf uses the following operational and business metrics to evaluate its business, measure its performance and make strategic decisions.

Venue openings. Topgolf’s ability to expand the Venues and International businesses and reach new guests is influenced by the opening of additional venues in both new and existing markets. The success of Topgolf’s new venues is indicative of its brand appeal and the efficacy of its site selection and operating models. The success of a particular venue is impacted by various factors such as the time of year of opening and the location of the new venue, including whether it is located in a new or existing market. Topgolf typically incurs a majority of pre-opening costs for a new company-operated venue within three months of the venue opening. In addition, given the high market demand for Topgolf’s venues, new venues often experience an initial start-up period with considerable sales volumes, which subsequently decrease to stabilized levels after approximately 12 fiscal months. More specifically, Topgolf expects its new venue sales to be on average 5% to 10% lower in the second full year of operations than its year-one targets, and to grow in line with the rest of its comparable store base thereafter. Topgolf expect that these trends will continue into the foreseeable future as it continues to open and expand into new and existing markets.

In addition to new company-operated venues, Topgolf anticipates expanding its franchised operations internationally through the openings of new franchised venues. As Topgolf expands its franchised operations, Topgolf expects international revenue to increase as a result of royalty fees generated from additional venues.

However, in response to the ongoing COVID-19 pandemic, Topgolf has suspended construction on certain venues and temporarily paused negotiations on new leases and purchase agreements. While Topgolf considers venue openings will be a key measure of its performance in the long-term, the ongoing COVID-19 pandemic and restrictions under COVID Orders could delay construction of new venues. See “Risk Factors—Risks Relating To Topgolf’s Business—The outbreak and spread of the novel coronavirus disease known as COVID-19 has had, and is expected to continue to have, a material adverse impact on Topgolf’s business, operations and financial condition for an extended period of time.”

As a result of the above factors, the total number of new venues opened per year, the timing of venue openings and the location of these openings has, and will continue to have, an impact on Topgolf’s results. During fiscal year 2017, fiscal year 2018 and fiscal year 2019, Topgolf opened nine, ten and eight company-operated venues, respectively, and Topgolf opened five company-operated venues during the thirty-nine weeks ended September 27, 2020. As of September 27, 2020, Topgolf operated 58 company-operated venues domestically, three company-operated venues internationally in the United Kingdom and had an additional eight company-operated venues under construction. As of September 27, 2020, Topgolf also had two franchised venues operating in Australia and Mexico with an additional franchised venue under construction. See “Risk Factors—Risks Related To Topgolf’s Business—Topgolf’s growth strategy depends in part on its and its franchisees’ ability to open new venues in existing and new markets.”

Same venue sales. Same venue sales are a year-over-year comparison of sales for the comparable venue base, which is defined as the number of domestic and international company-operated venues open for 24 full fiscal months or longer. When a venue is closed for repair or remodel, or closed as a result of the COVID-19 pandemic, Topgolf excludes sales from that venue for the fiscal month from each of the current and prior period from the calculation. Same venue sales are impacted by a number of factors including perceptions of Topgolf’s brand, competition, Topgolf’s ability to increase prices without adversely impacting traffic counts, Topgolf’s ability to execute its marketing strategies and their effectiveness, and changes in consumer tastes and preferences and discretionary spending, which may occur for a number of reasons outside of Topgolf’s control, including an economic downturn or slower economic growth, weather and changes in government regulations, among others. Additionally, as Topgolf grows, it expects to continue to penetrate its established markets in order to capture as much of the market demand as possible and further grow its community of fans. When new venues are opened in close proximity to existing venues, this often has an impact on sales of the existing venue as the local market share is divided. Topgolf includes venues negatively impacted by penetration of existing markets in its full comparable venue base. Topgolf measures the impact of opening new venues in close proximity to existing venues on its same venue sales by calculating same venue sales excluding from the comparable venue base venues that had a new venue open with an overlapping trade area, which Topgolf generally evaluates based on drive time to a venue, of an existing venue in the previous 12 fiscal months and then comparing such measure to its same venue sales calculated including its full comparable venue base.

In fiscal year 2017, fiscal year 2018 and fiscal year 2019, change in same venue sales was (1.3)%, 0.1% and 0.4%, respectively, which was negatively impacted by penetrating existing markets, as described above, by

(0.5)%, (0.2)% and (0.5)%, respectively. Topgolf’s comparable venue base consisted of 23, 30 and 37 venues as of the end of fiscal year 2017, fiscal year 2018 and fiscal year 2019, respectively. In first three quarters 2019 and first three quarters 2020, change in same venue sales was 0.4% and (15.8)%, respectively, of which the first three quarters 2019 was negatively impacted by penetrating existing markets, as described above, by (0.5)%. First three quarters 2020 same venue sales were also impacted by the temporary closure of all company venues in compliance with applicable COVID Orders. Topgolf’s comparable venue base consisted of 33 and 41 venues as of the end of first three quarters 2019 and first three quarters 2020, respectively. The small number of venues included in Topgolf’s comparable venue base makes its same venue sales vulnerable to fluctuations due to changes in local demand and unfavorable weather events.

Toptracer Range bays installed. Topgolf currently uses number of bays installed for the Toptracer Range business as an indicator of market penetration and growth. Revenue and profitability growth for Toptracer Range are directly related to Topgolf’s ability to grow the base of installed bays. Topgolf’s success in growing the number of installed bays is impacted by the ability of its sales teams to drive new installations and the ability of the customer support teams to ensure that existing licensees renew their agreements upon expiration of the current term.

Topgolf Adjusted EBITDAS. Topgolf currently uses Topgolf Adjusted EBITDAS as a supplemental measure of its performance. Topgolf Adjusted EBITDAS is also the basis for performance evaluation under Topgolf’s executive compensation programs. Topgolf Adjusted EBITDAS is defined as net loss before depreciation and amortization, interest expense and income taxes, adjusted for the impact of certain non-cash and other items that Topgolf does not consider in its evaluation of ongoing operating performance. These items include stock-based compensation expense and non-cash rent charges, as well as certain costs classified within other expenses on Topgolf’s consolidated statements of operations. Topgolf believes that Topgolf Adjusted is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to ongoing business performance.

Topgolf Adjusted EBITDAS as presented in this proxy statement/prospectus/consent solicitation is a supplemental measure of Topgolf’s performance that is neither required by, nor presented in accordance with, GAAP. Topgolf Adjusted EBITDAS should not be considered as a substitute for GAAP financial measures such as net loss or any other performance measures derived in accordance with GAAP. Also, in the future Topgolf may incur expenses or charges such as those added back to calculate Topgolf Adjusted EBITDAS. This presentation of Topgolf Adjusted EBITDAS should not be construed as an inference that Topgolf’s future results will be unaffected by unusual or nonrecurring items. For a further discussion of the use of Topgolf Adjusted EBITDAS, see the section titled “Topgolf’s Business—Topgolf Basis of Presentation—Topgolf Non-GAAP Financial Measures” beginning on page 166 of this proxy statement/prospectus/consent solicitation.

A reconciliation of net loss to Topgolf EBITDA and Topgolf Adjusted EBITDAS is as follows:

	Fiscal year ended			Thirty-nine weeks ended
(dollar amounts in thousands)	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
Net loss	$(81,085)	$(78,506)	$(114,866)	$(69,089)	$(278,635)
Income tax (benefit) expense	(122)	4,277	(199)	(227)	948
Interest expense	25,061	34,613	40,865	30,150	37,774
Depreciation and amortization expense	53,848	77,587	98,018	71,033	82,251

Topgolf EBITDA	(2,298)	37,971	23,818	31,867	(157,662)
Stock compensation expense	3,817	6,494	7,120	5,244	5,799
Non-cash rent (1)	9,594	10,930	16,910	13,282	9,338
Closure costs (2)	—	—	9,591	—	892
Acquisition costs (3)	235	—	—	—	—
Remeasurement of contingent earn-out obligation (4)	(1,446)	2,532	(302)	1,069	(178)
Remeasurement of stock warrant liability (5)	477	25	294	344	110
Loss from equity method investment (6)	17	810	—	—	—
Regulatory settlement reserve (7)	—	—	1,750	—	(750)
Impairment of long-lived assets	—	—	—	—	62,555
Consulting and other professional services (8)	—	—	—	—	15,212

Topgolf Adjusted EBITDAS	$10,396	$58,762	$59,181	$51,806	$(64,684)

Topgolf Adjusted EBITDAS Margin	1.6%	6.8%	5.6%	6.5%	(13.3)%

(1)

Consists of the non-cash portion of rent, including non-cash rent related to pre-opening costs, which reflects the extent to which Topgolf’s operating lease straight-line rent expense recognized exceeds or is less than its cash rent payments. The operating lease straight-line rent expense adjustment can vary depending on the average age of Topgolf’s lease portfolio, which has been impacted by its significant growth. For newer leases, Topgolf’s rent expense recognized typically exceeds its cash rent payments while for more mature leases, rent expense recognized is typically less than its cash rent payments.

(2)

Closure costs include lease related charges, severance costs, impairment of long-lived assets and other exit costs associated with permanent venue closures. In the fourth quarter of fiscal year 2019, Topgolf announced the closure of two legacy company-operated venues located in Wood Dale, Illinois and Alexandria, Virginia. The Wood Dale, Illinois venue closed in the fourth quarter of fiscal year 2019 and the Alexandria, Virginia venue closed in the first quarter of fiscal year 2020.

(3)	Represents costs and expenses incurred in connection with (i) Topgolf’s acquisition of Topgolf Sweden in May 2016 and (ii) Topgolf’s strategic investment in Full Swing made in April 2017.
(4)	Represents fair market value adjustments of the contingent earn-out obligation that expires in December 2021 in connection with Topgolf’s acquisition of Topgolf Sweden in May 2016.
(5)	Represents fair market value adjustments of the stock purchase warrant liability.
(6)

Represents equity in losses of non-consolidated equity investments primarily related to Topgolf’s international joint ventures for the purposes of developing, opening and operating franchised Topgolf venues internationally.

(7)

Represents a legal settlement reserve related to a regulatory investigation. See Note 16 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

(8)	Represents non-recurring consulting and advisory costs with respect to Topgolf financing transactions.

Key Line Item Descriptions

Revenue. Revenue primarily consists of food and beverage, gameplay and event revenue, as well as revenue derived from Topgolf’s franchise agreements, license agreements, in-app purchases and corporate sponsorships.

Costs of goods sold, excluding depreciation and amortization. Cost of goods sold primarily consists of food and beverage costs, retail merchandise costs, hardware costs with respect to license agreements classified as sales-type leases and transaction fees with respect to in-app purchases within Topgolf’s digital golf game. Cost of goods sold excludes all labor and benefits costs. Food and beverage costs are variable by nature, change with sales volume, and are impacted by product mix and commodity pricing.

Operating labor and benefits. Operating labor and benefits consist of salaries and wages, bonuses, commissions, payroll taxes, stock compensation and other Associate costs that directly support the operations of Topgolf’s business lines. Topgolf expects expenses associated with labor and benefits will increase for the foreseeable future as it continues to expand its operations. Operating labor and benefits include both fixed and variable components and, therefore, is not directly correlated with revenue. As a percentage of revenue, Topgolf expects expenses associated with operating labor and benefits to decrease over the long term as it leverages its fixed Associate costs in each of its growing business lines.

Other operating expenses. Other operating expenses consist of rent and occupancy, marketing, supplies, credit card fees and other costs that directly support the operations of Topgolf’s business lines. Other operating expenses includes both fixed and variable components and, therefore, is not directly correlated with revenue. As a percentage of revenue, Topgolf expects operating expenses to decrease over the long term as it leverages its fixed expenses in each of its growing business lines.

General and administrative expenses. General and administrative expenses primarily consist of personnel, facilities and professional expenses, including stock-based compensation expenses, for the various departments of Topgolf’s corporate offices, as well as consulting, legal and other professional services expenses. Topgolf expects that general and administrative expenses will increase in future periods as it continues to expand its operations. However, Topgolf expects general and administrative expenses to decrease as a percentage of revenue over the long term as it leverages its fixed expenses in each of its growing business lines.

Other expenses. Other expenses consists of pre-opening costs, which include costs associated with activities prior to the opening of a new company-operated venue, as well as other costs that Topgolf does not consider in its evaluation of ongoing performance. In absolute dollars, Topgolf expects pre-opening costs to fluctuate based on the timing, size and location of new company-operated venues. As a percentage of revenue, Topgolf expects pre-opening costs to decrease over the long term as its existing venue base expands and it spreads these costs across a broader revenue base.

Depreciation and amortization expense. Depreciation and amortization expense includes the depreciation of property and equipment and the amortization of intangible assets with finite lives.

Interest expense. Interest expense primarily consists of interest on outstanding borrowings under Topgolf’s Credit Facilities as well as interest on its deemed landlord financing liability and mortgage loans.

Income tax (benefit) expense. Income tax (benefit) expense represents current and deferred income taxes in federal, state and foreign jurisdictions.

Results of Operations

	Fiscal year ended						Thirty-nine weeks ended
(dollar amounts in thousands)	December 31, 2017	Percentage of revenue	December 30, 2018	Percentage of revenue	December 29, 2019	Percentage of revenue	September 29, 2019	Percentage of revenue	September 27, 2020	Percentage of revenue
Revenue	$630,173	100.0%	$862,196	100.0%	$1,059,909	100.0%	$794,156	100.0%	$485,508	100.0%
Cost of goods sold, excluding depreciation and amortization	85,663	13.6	114,906	13.3	143,903	13.6	106,461	13.4	66,971	13.8
Operating labor and benefits	253,673	40.3	339,678	39.4	419,560	39.6	313,903	39.5	212,324	43.7
Other operating expenses	205,970	32.7	263,378	30.5	353,209	33.3	260,563	32.8	218,912	45.1
General and administrative expenses	65,756	10.4	77,970	9.0	85,709	8.1	63,140	8.0	56,788	11.7
Other expenses	21,409	3.4	28,293	3.3	33,710	3.2	18,222	2.3	88,175	18.2
Depreciation and amortization expense	53,848	8.5	77,587	9.0	98,018	9.2	71,033	8.9	82,251	16.9
Total operating costs	686,319	108.9	901,812	104.6	1,134,109	107.0	833,322	104.9	725,421	149.4
Operating loss	(56,146)	(8.9)	(39,616)	(4.6)	(74,200)	(7.0)	(39,166)	(4.9)	(239,913)	(49.4)
Interest expense	25,061	4.0	34,613	4.0	40,865	3.9	30,150	3.8	37,774	7.8
Net loss before income taxes	(81,207)	(12.9)	(74,229)	(8.6)	(115,065)	(10.9)	(69,316)	(8.7)	(277,687)	(57.2)
Income tax (benefit) expense	(122)	—	4,277	0.5	(199)	—	(227)	—	948	0.2

Net loss	$(81,085)	(12.9)%	$(78,506)	(9.1)%	$(114,866)	(10.8)%	$(69,089)	(8.7)%	$(278,635)	(57.4)%

Venues open at end of period (1)	40		51		58		56		63
Domestic company-operated	37		47		54		52		58
International company-operated	3		3		3		3		3
International franchised	—		1		1		1		2
Change in same venue sales (2)	(1.3)%		0.1%		0.4%		0.4%		(15.8)%
Pre-opening costs (3)	$22,126		$24,926		$22,377		$16,808		$10,334
Toptracer Range bays installed at end of period	481		1,574		4,065		2,742		7,541
Topgolf Adjusted EBITDAS (4)	$10,396		$58,762		$59,181		$51,806		$(64,684)
Topgolf Adjusted EBITDAS margin (4)	1.6%		6.8%		5.6%		6.5%		(13.3)%

(1)	Venues open at end of period is inclusive of domestic and international company-operated, as well as international franchised venues.
(2)

Same venue sales means, for any reporting period, sales for the comparable venue base. New venues are included in the comparable venue base following 24 full fiscal months of operations. Same venue sales is inclusive of company-operated venues both domestic and international. Change in same venue sales was negatively impacted by penetrating existing markets by (0.5)%, (0.2)% and (0.5)%, respectively, for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019 and (0.5)% for the thirty-nine weeks ended September 29, 2019. Topgolf has excluded venues from the comparable venue sales calculation that were closed as a result of the COVID-19 pandemic.

(3)

Represents costs associated with activities prior to the opening of a company-operated venue, including rent, training and recruiting costs, and travel costs for Associates engaged in such pre-opening activities. Pre-opening costs include non-cash rent of $1.8 million, $2.0 million and $4.4 million, respectively, for the fiscal years ended December 31, 2017, December 30, 2018 and December 29, 2019, and $4.1 million and $1.8 million, respectively, for the thirty-nine weeks ended September 29, 2019, and September 27, 2020. While Topgolf expects to continue to incur pre-opening costs for the foreseeable future as it seeks to execute its growth strategy, the amount of pre-opening costs incurred in any given period depends on a number of factors, including the timing, size and location of new venues. Topgolf believes these costs are specific in nature and amount to each new venue it opens and, as such, are not indicative of Topgolf’s ongoing core operating performance.

(4)

For a further discussion of the use of Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin, see the section titled “Topgolf’s Business—Topgolf Basis of Presentation—Topgolf Non-GAAP Financial Measures” beginning on page 166 of this proxy statement/prospectus/consent solicitation.

Fiscal Year 2018 Compared to Fiscal Year 2017

Revenue. Revenue by business line is as follows:

	Fiscal year ended
	December 31, 2017		December 30, 2018
(dollar amounts in thousands)	Revenue	% of Revenue	Revenue	% of Revenue
Venues	$577,014	91.6%	$784,937	91.0%
International	25,308	4.0	27,023	3.1
Toptracer	1,614	0.3	7,857	0.9
Swing Suite	652	0.1	9,007	1.0
Media	25,722	4.1	34,429	4.0

Other business lines	53,296	8.4	78,316	9.1

Other unallocated	(137)	—	(1,057)	(0.1)

Total	$630,173	100.0%	$862,196	100.0%

Further disaggregation of Venues revenue is as follows:

	Fiscal year ended
	December 31, 2017		December 30, 2018
(dollar amounts in thousands)	Revenue	% of Revenue	Revenue	% of Revenue
Food and Beverage	$210,915	36.6%	$272,383	34.7%
Gameplay	206,101	35.7	263,201	33.5
Events	149,064	25.8	225,589	28.7
Other	10,934	1.9	23,764	3.1

Venues	$577,014	100.0%	$784,937	100.0%

Topgolf’s revenue was $862.2 million for fiscal year 2018 compared to $630.2 million for fiscal year 2017, an increase $232.0 million or 36.8%. The growth in revenue was driven by Venues, which comprised 91.0% of total revenue for fiscal year 2018. Venues revenue increased by $207.9 million, or 36.0% driven by increased non-same venue sales primarily due to the opening of ten company-operated venues in fiscal year 2018 and the full-year impact of the nine company-operated venues opened during fiscal year 2017. In fiscal year 2018, the change in same venue sales was 0.1%, which was negatively impacted by penetrating existing markets by (0.2)%.

Revenue from other business lines increased $25.0 million, or 46.9%, to $78.3 million for fiscal year 2018 from $53.3 million for fiscal year 2017. As a percent of total revenue, other business lines represented 9.1% of total revenue for fiscal year 2018, an increase from 8.4% in fiscal year 2017. Increase in revenue from other business lines was driven by a $8.4 million increase in Swing Suite and $6.2 million increase in Toptracer, both as a result of growth in number of bays installed, as well as a $8.7 million increase in Media due to growth in WGT and sponsorship revenue.

Cost of goods sold, excluding depreciation and amortization. Cost of goods sold was $114.9 million in fiscal year 2018 compared to $85.7 million in fiscal year 2017, an increase of $29.2 million, or 34.1%. The increase was primarily due to the increased sales volume related to the opening of ten company-operated venues in fiscal year 2018 and the full-year impact of the nine company-operated venues that opened in fiscal year 2017. As a percentage of revenue, cost of goods sold decreased to 13.3% for fiscal year 2018 compared to 13.6% for fiscal year 2017. The decrease was primarily due to gameplay and menu price increases and purchasing efficiencies.

Operating labor and benefits. Operating labor and benefits were $339.7 million in fiscal year 2018 compared to $253.7 million in fiscal year 2017, an increase of $86.0 million or 33.9%. This increase was primarily due to the opening of ten company-operated venues in fiscal year 2018 and the full-year impact of the nine company-operated venues that opened in fiscal year 2017. As a percentage of revenue, operating labor and benefits decreased to 39.4% for fiscal year 2018 compared to 40.3% for fiscal year 2017. The decrease was primarily due to leveraging of expenses on higher revenues.

Other operating expenses. Other operating expenses were $263.4 million in fiscal year 2018 compared to $206.0 million in fiscal year 2017, an increase of $57.4 million or 27.9%. This increase was primarily a result of a $22.7 million increase in rent and occupancy expenses and a $10.1 million increase in marketing expenses primarily as a result of the opening of ten company-operated venues in fiscal year 2018 and the full-year impact of the nine company-operated venues that opened in fiscal year 2017. As a percentage of revenue, other operating expenses decreased to 30.5% for fiscal year 2018 compared to 32.7% for fiscal year 2017. The decrease was primarily due to leveraging of expenses on higher revenues.

General and administrative expenses. General and administrative expenses were $78.0 million in fiscal year 2018 compared to $65.8 million in fiscal year 2017, an increase of $12.2 million or 18.5%. This increase was primarily due to an increase in personnel costs related to building infrastructure through new hires at Topgolf’s corporate offices to support planned growth across its business lines. As a percentage of revenue, general and administrative expenses decreased to 9.0% for fiscal year 2018 compared to 10.4% for fiscal year 2017. The decrease was primarily due to leveraging of expenses on higher revenues.

Other expenses. Other expenses were $28.3 million in fiscal year 2018 compared to $21.4 million in fiscal year 2017, an increase of $6.9 million or 32.2%. This increase was primarily due to a $2.8 million increase in pre-opening costs in fiscal year 2018 due to the timing and number of venue openings and $4.0 million from variability with respect to fair market value adjustments of the contingent earn-out obligation in connection with Topgolf’s acquisition of Topgolf Sweden in May 2016.

Depreciation and amortization expense. Depreciation and amortization expense was $77.6 million for fiscal year 2018 compared to $53.8 million for fiscal year 2017, an increase of $23.7 million or 44.1%. This increase was primarily driven by incremental depreciation expense for fixed assets placed into operation at the ten company-operated venues opened during fiscal year 2018 and the full-year impact of fixed assets placed into operation at the nine company-operated venues opened during fiscal year 2017.

Interest expense. Interest expense was $34.6 million for fiscal year 2018 compared to $25.1 million for fiscal year 2017, an increase of $9.6 million or 38.1%. This increase was driven primarily by an increase in borrowings under Topgolf’s 2016 Credit Facilities (as defined in Note 9 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation) to fund capital expenditures and working capital requirements.

Income tax expense (benefit). Topgolf’s income tax expense was $4.3 million for fiscal year 2018 compared to a benefit of $0.1 million for fiscal year 2017, an increase of $4.4 million. Topgolf’s effective income tax rate was 5.8% for fiscal year 2018 compared to 0.1% on the loss for fiscal year 2017. The increase in income tax expense and Topgolf’s effective income tax rate was primarily due to foreign income tax requirements in fiscal year 2018.

Fiscal Year 2019 Compared to Fiscal Year 2018

Revenue. Revenue by business line is as follows:

	Fiscal year ended
	December 30, 2018		December 29, 2019
(dollar amounts in thousands)	Revenue	% of Revenue	Revenue	% of Revenue
Venues	$784,937	91.0%	$958,365	90.4%
International	27,023	3.1	27,979	2.6
Toptracer	7,857	0.9	17,939	1.7
Swing Suite	9,007	1.0	19,943	1.9
Media	34,429	4.0	36,563	3.4

Other business lines	78,316	9.1	102,424	9.7

Other unallocated	(1,057)	(0.1)	(880)	(0.1)

Total	$862,196	100.0%	$1,059,909	100.0%

Further disaggregation of Venues revenue is as follows:

	Fiscal year ended
	December 30, 2018		December 29, 2019
(dollar amounts in thousands)	Revenue	% of Revenue	Revenue	% of Revenue
Food and Beverage	$272,383	34.7%	$329,174	34.3%
Gameplay	263,201	33.5	311,155	32.5
Events	225,589	28.7	278,063	29.0
Other	23,764	3.1	39,973	4.2

Venues	$784,937	100.0%	$958,365	100.0%

Topgolf’s revenue was $1,059.9 million for fiscal year 2019 compared to $862.2 million for fiscal year 2018, an increase of $197.7 million or 22.9%. The growth in revenue was driven by Venues, which comprised 90.4% of total revenue for fiscal year 2019. Venues revenue increased by $173.4 million, or 22.1%, driven by increased non-same venue sales primarily due to the opening of eight company-operated venues in fiscal year 2019 and the full-year impact of the ten company-operated venues opened during fiscal year 2018. In fiscal year 2019, the change in same venue sales was 0.4%, which was negatively impacted by penetrating existing markets by (0.5)%.

Revenue from other business lines increased $24.1 million, or 30.8%, to $102.4 million for fiscal year 2019 from $78.3 million for fiscal year 2018. As a percent of total revenue, other business lines represented 9.7% of total revenue for fiscal year 2019, an increase from 9.1% in fiscal year 2018. Increase in revenue from other business lines was driven by a $10.9 million increase in Swing Suite and a $10.1 million increase in Toptracer, both as a result of growth in number of bays installed, as well as a $2.1 million increase in Media due to growth in sponsorship revenue.

Cost of goods sold, excluding depreciation and amortization. Cost of goods sold was $143.9 million in fiscal year 2019 compared to $114.9 million in fiscal year 2018, an increase of $29.0 million, or 25.2%. The increase was primarily due to the increased sales volume related to the opening of eight company-operated venues in fiscal year 2019 and the full-year impact of the ten company-operated venues that opened in fiscal year 2018. As a percentage of revenue, cost of goods sold increased to 13.6% for fiscal year 2019 compared to 13.3% for fiscal year 2018. The increase was primarily due to sales mix as increased penetration of the Swing Suite and Toptracer businesses generate a higher cost of goods sold as a percentage of revenue than the Venues business line.

Operating labor and benefits. Operating labor and benefits were $419.6 million in fiscal year 2019 compared to $339.7 million in fiscal year 2018, an increase of $79.9 million, or 23.5%. This increase was primarily due to the opening of eight company-operated venues in fiscal year 2019 and the full-year impact of the ten company-operated venues that opened in fiscal year 2018. As a percentage of revenue, operating labor and benefits increased to 39.6% for fiscal year 2019 compared to 39.4% for fiscal year 2018. The increase was primarily due to hourly wage rate increases within the Venues business.

Other operating expenses. Other operating expenses were $353.2 million in fiscal year 2019 compared to $263.4 million in fiscal year 2018, an increase of $89.8 million, or 34.1%. This increase was primarily a result of a $48.1 million increase in rent and occupancy expenses and a $19.2 million increase in marketing expenses primarily as a result of the opening of eight company-operated venues in fiscal year 2019 and the full-year impact of the ten company-operated venues that opened in fiscal year 2018. As a percentage of revenue, other operating expenses increased to 33.3% for fiscal year 2019 compared to 30.5% for fiscal year 2018. The increase was primarily due to the impact from the new accounting lease standard adopted in fiscal year 2019 which resulted in an increase to operating expense and a corresponding decrease to interest expense. Leases for which Topgolf was deemed to be the accounting owner in fiscal year 2018 are accounted for as operating leases post-transition in fiscal year 2019. Interest expense recorded in fiscal year 2018 with respect to leases for which Topgolf was deemed to be the accounting owner was $17.8 million.

General and administrative expenses. General and administrative expenses were $85.7 million in fiscal year 2019 compared to $78.0 million in fiscal year 2018, an increase of $7.7 million, or 9.9%. This increase was primarily due to an increase in personnel costs related to building infrastructure through new hires at Topgolf’s corporate offices to support planned growth across its business lines. As a percentage of revenue, general and administrative expenses decreased to 8.1% for fiscal year 2019 compared to 9.0% for fiscal year 2018. The decrease was primarily due to leveraging of expenses on higher revenues.

Other expenses. Other expenses were $33.7 million in fiscal year 2019 compared to $28.3 million in fiscal year 2018, an increase of $5.4 million, or 19.1%. The increase was primarily due to venue closure costs of $9.6 million recorded in the fourth quarter of fiscal year 2019.

Depreciation and amortization expense. Depreciation and amortization expense was $98.0 million for fiscal year 2019 compared to $77.6 million for fiscal year 2018, an increase of $20.4 million, or 26.3%. This increase was primarily driven by incremental depreciation expense for fixed assets placed into operation at the eight company-operated venues opened during fiscal year 2019 and the full-year impact of fixed assets placed into operation at the ten company-operated venues opened during fiscal year 2018.

Interest expense. Interest expense was $40.9 million for fiscal year 2019 compared to $34.6 million for fiscal year 2018, an increase of $6.3 million, or 18.1%. This increase was driven primarily by an increase in borrowings under the Credit Facilities partially offset by a decrease in deemed landlord financing interest expense due to the impact from the new lease accounting standard adopted in fiscal year 2019. As a result of the new accounting lease standard, leases for which Topgolf was deemed to be the accounting owner in fiscal year 2018 are accounted for as operating leases post-transition in fiscal year 2019 which resulted in an increase to operating expense and a corresponding decrease to interest expense.

Income tax (benefit) expense. Topgolf’s income tax benefit was $0.2 million for fiscal year 2019 compared to an expense of $4.3 million for fiscal year 2018, a decrease of $4.5 million. Topgolf’s effective income tax rate was (0.2)% for fiscal year 2019 compared to 5.8% for fiscal year 2018. The decrease in income tax expense and Topgolf’s effective income tax rate was primarily due to foreign income tax payments in fiscal year 2018 not incurred in fiscal year 2019.

Thirty-nine weeks ended September 27, 2020 Compared to thirty-nine weeks ended September 29, 2019

Revenue. Revenue by business line is as follows:

	Thirty-nine weeks ended
	September 29, 2019		September 27, 2020
(dollar amounts in thousands)	Revenue	% of Revenue	Revenue	% of Revenue
Venues	$724,599	91.2%	$419,454	86.4%
Other business lines	70,214	8.8	66,172	13.6
Other unallocated	(657)	—	(118)	—

Total	$794,156	100.0%	$485,508	100.0%

Further disaggregation of Venues revenue is as follows:

	Thirty-nine weeks ended
	September 29, 2019		September 27, 2020
(dollar amounts in thousands)	Revenue	% of Revenue	Revenue	% of Revenue
Food and Beverage	$259,494	35.8%	$157,910	37.7%
Gameplay	245,491	33.9	166,520	39.7
Events	189,872	26.2	76,881	18.3
Other	29,742	4.1	18,143	4.3

Venues	$724,599	100.0%	$419,454	100.0%

Topgolf’s revenue was $485.5 million for the first three quarters 2020 compared to $794.2 million for the first three quarters 2019, a decrease of $308.7 million or 38.9%. The decline in revenue was driven by the temporary closure of Topgolf’s venues in the first three quarters 2020, partially offset by the opening of eight company-operated venues during the fourth quarter 2019 and the first three quarters 2020. Effective March 18, 2020, all of Topgolf’s company-operated venues within the Unites States were temporarily closed related to the COVID-19 pandemic. Topgolf’s international company-operated venues were temporarily closed effective March 20, 2020. In May 2020, Topgolf initiated phased reopening of its venues to the public with limited operating hours and menu offerings. As of September 27, 2020, all of Topgolf’s company-operated domestic and international venues, as well as its international franchised venues, were open to the public.

Cost of goods sold, excluding depreciation and amortization. Cost of goods sold was $67.0 million for the first three quarters 2020 compared to $106.5 million for the first three quarters 2019, a decline of $39.5 million, or 37.1%. The decline was primarily due to the decreased sales volume related to the COVID-19 pandemic. As a percentage of revenue, cost of goods sold increased to 13.8% for the first three quarters 2020 compared to 13.4% for the first three quarters 2019. The increase was primarily due to increased penetration of other business lines which generate a higher cost of goods sold as a percentage of revenue than the Venues business line.

Operating labor and benefits. Operating labor and benefits were $212.3 million for the first three quarters 2020 compared to $313.9 million for the first three quarters 2019, a decrease of $101.6 million, or 32.4%. This decrease was primarily due to the furlough or lay-off of a significant number of Associates in fiscal year 2020 related to the COVID-19 pandemic. As a percentage of revenue, operating labor and benefits increased to 43.7% for the first three quarters 2020 compared to 39.5% for the first three quarters 2019. The increase was primarily due to deleveraging of expenses on lower revenue related to the COVID-19 pandemic.

Other operating expenses. Other operating expenses were $218.9 million for the first three quarters 2020 compared to $260.6 million for the first three quarters 2019, a decrease of $41.7 million, or 16.0%. This decrease was primarily due to the reduction of variable expenses and discretionary spend as a result of the temporary closure of Topgolf’s venues in fiscal year 2020 related to the COVID-19 pandemic. As a percentage of revenue, other operating expenses increased to 45.1% for the first three quarters 2020 compared to 32.8% for the first three quarters 2019. The increase was primarily due to deleveraging of expenses on lower revenue related to the COVID-19 pandemic.

General and administrative expenses. General and administrative expenses were $56.8 million for the first three quarters 2020 compared to $63.1 million for the first three quarters 2019, a decrease of $6.3 million, or 10.0%. This decrease was primarily due to the furlough or lay-off of a significant number of Associates in fiscal year 2020, as well as lower discretionary spend as a result of to the COVID-19 pandemic. As a percentage of revenue, general and administrative expenses increased to 11.7% for the first three quarters 2020 compared to 8.0% for the first three quarters 2019. The increase was primarily due to deleveraging of expenses on lower revenue related to the COVID-19 pandemic.

Other expenses. Other expenses were $88.2 million for the first three quarters 2020 compared to $18.2 million for the first three quarters 2019, an increase of $70.0 million. This increase was primarily due to a $62.6 million impairment of long-lived assets recorded in the first three quarters 2020.

Depreciation and amortization expense. Depreciation and amortization expense was $82.3 million for the first three quarters 2020 compared to $71.0 million for the first three quarters 2019, an increase of $11.3 million, or 15.9%. This increase was primarily driven by incremental depreciation expense for fixed assets placed into operation at the eight company-operated venues opened during the fourth quarter 2019 and the first three quarters 2020.

Interest expense. Interest expense was $37.8 million for the first three quarters 2020 compared to $30.2 million for the first three quarters 2019, an increase of $7.6 million, or 25.2%. This increase was driven primarily by an increase in deemed landlord financing and borrowings under the Credit Facilities, partially offset by a loss on extinguishment of debt of $3.5 million recorded in the first three quarters 2019 related to repayment of all obligations outstanding under the 2016 Credit Facilities.

Income tax expense. Income tax expense was $0.9 million for the first three quarters 2020 compared to a benefit of $0.2 million for the first three quarters 2019. Topgolf’s effective income tax rate was (0.3)% for the first three quarters 2020 compared to 0.3% for the first three quarters 2019. The increase in income tax expense and change in Topgolf’s effective income tax rate was primarily due to foreign tax expense in the first three quarters 2020 related to the transfer of assets between foreign jurisdictions.

Quarterly Results and Seasonality

Topgolf’s operating results fluctuate from quarter to quarter as a result of seasonal factors. Historically, venues experience nominally higher second and third quarter revenues associated with the spring and summer. Topgolf’s first and fourth quarters have historically had lower revenues at its venues as compared to the other quarters due to cooler temperatures. Topgolf expects seasonality will continue to be a factor in its results of operations. As a result, factors affecting peak seasons at venues, such as adverse weather, could have a disproportionate effect on its operating results.

Topgolf’s operating results also fluctuate significantly quarter to quarter and year to year due to non-seasonal factors. For example, the results of the first three quarters 2020 were impacted by temporary venue closures as a result of the COVID-19 pandemic and poor results of operations at one or a limited number of venues could significantly affect overall profitability. Additionally, the timing of new venue openings and the timing of Toptracer Range bay installations may result in significant fluctuations in quarterly performance. Due to the substantial up-front financial requirements to open new venues, the investment risk related to any single venue is much larger than that associated with many other entertainment venues. Topgolf typically incurs a majority of pre-opening costs for a new company-operated venue within three months of the venue opening.

Additionally, the rapid growth Topgolf has experienced in recent years may have masked the full effects of seasonal factors on its business to date, and as such, these factors may have a greater effect on its results of operations in future periods. As a result of these factors, Topgolf’s financial results for any single fiscal quarter or for other periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year. Additionally, given Topgolf’s use of a fiscal calendar, there may be some fluctuations between quarters due to holiday shifts in the calendar year.

The following table sets forth certain unaudited financial and operating data for the third quarter and fourth quarter of fiscal year 2018, each fiscal quarter during fiscal year 2019 and the first, second and third quarter of fiscal year 2020. The unaudited quarterly information includes all normal recurring adjustments that Topgolf considers necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated financial statements and notes appearing elsewhere in this proxy statement/prospectus/consent solicitation.

	Fiscal Year 2018 (unaudited)		Fiscal Year 2019 (unaudited)				Fiscal Year 2020 (unaudited)
(dollar amounts in thousands)	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$220,645	$234,154	$239,916	$282,395	$271,845	$265,753	$223,858	$45,772	$215,878
Cost of goods sold, excluding depreciation and amortization	28,657	31,812	32,827	37,519	36,115	37,442	31,217	8,949	26,805
Operating labor and benefits	84,809	90,588	97,744	107,636	108,523	105,657	110,208	20,784	81,332
Other operating expenses	65,989	75,230	83,466	85,970	91,127	92,646	83,996	61,047	73,869
General and administrative expenses	18,729	21,832	19,423	20,896	22,821	22,569	20,509	16,729	19,550
Other expenses	11,695	8,136	4,444	6,956	6,822	15,488	6,641	71,016	10,518
Depreciation and amortization expense	19,858	22,132	22,869	24,162	24,002	26,985	26,812	27,147	28,292

Total operating costs	229,737	249,730	260,773	283,139	289,410	300,787	279,383	205,672	240,366

Operating loss	(9,092)	(15,576)	(20,857)	(744)	(17,565)	(35,034)	(55,525)	(159,900)	(24,488)
Interest expense	9,092	9,776	10,935	9,677	9,538	10,715	11,849	12,760	13,165

Net loss before income taxes	(18,184)	(25,352)	(31,792)	(10,421)	(27,103)	(45,749)	(67,374)	(172,660)	(37,653)
Income tax (benefit) expense	(511)	357	34	(347)	86	28	1,378	(257)	(173)

Net loss	$(17,673)	$(25,709)	$(31,826)	$(10,074)	$(27,189)	$(45,777)	$(68,752)	$(172,403)	$(37,480)

Venues open at end of period (1)	47	51	53	55	56	58	59	59	63
Domestic company-operated	43	47	49	51	52	54	55	55	58
Revenue	$220,645	$234,154	$239,916	$282,395	$271,845	$265,753	$223,858	$45,772	$215,878
International company-operated	3	3	3	3	3	3	3	3	3
International franchised	1	1	1	1	1	1	1	1	2
Change in same venue sales (2)	4.3%	1.0%	1.5%	1.0%	(1.1)%	0.3%	0.9%	(36.7)%	(24.4)%
Pre-opening costs (3)	$9,774	$6,957	$3,879	$6,277	$6,653	$5,568	$5,836	$2,763	$1,735
Toptracer Range bays installed at end of period	1,107	1,574	1,945	2,243	2,742	4,065	5,287	6,547	7,541
Topgolf Adjusted EBITDAS (4)	$17,116	$12,142	$8,122	$30,694	$12,990	$7,375	$(22,848)	$(59,047)	$17,211
Topgolf Adjusted EBITDAS margin (4)	7.8%	5.2%	3.4%	10.9%	4.8%	2.8%	(10.2)%	(129.0)%	8.0%

(1)	Venues open at end of period is inclusive of domestic and international company-operated, as well as franchised venues.
(2)

Same venue sales means, for any reporting period, sales for the comparable venue base. New venues are included in the comparable venue base following 24 full fiscal months of operations. Same venue sales is inclusive of company-operated venues both domestic and international. Change in same venue sales was negatively impacted by penetrating existing markets by (0.1)% and (0.3)%, respectively, for the third quarter and fourth quarter of fiscal year 2018, and by (0.5)%, (0.6)%, (0.6)% and (0.5)%, respectively, for the first quarter, second quarter, third quarter and fourth quarter of fiscal year 2019. Topgolf has excluded venues from the comparable venue sales calculation that were closed as a result of the COVID-19 pandemic.

(3)

Represents costs associated with activities prior to the opening of a company-operated venue, including rent, training and recruiting costs, and travel costs for Associates engaged in such pre-opening activities. Pre-opening costs include non-cash rent of $0.6 million and $0.4 million, respectively, for the third quarter and fourth quarter of fiscal year 2018, and $0.8 million, $1.8 million, $1.5 million and $0.3 million, respectively, for the first quarter, second quarter, third quarter and fourth quarter of fiscal year 2019, and $0.7 million, $0.6 million and $0.5 million, respectively, for the first quarter, second quarter and third quarter of fiscal year 2020. While Topgolf expects to continue to incur pre-opening costs for the foreseeable future as it seeks to execute its growth strategy, the amount of pre-opening costs incurred in any given period depends on a number of factors, including the timing, size and location of new venues.

Topgolf believes these costs are specific in nature and amount to each new venue it opens and, as such, are not indicative of Topgolf’s ongoing core operating performance.
(4)

For a further discussion of the use of Topgolf Adjusted EBITDAS and Topgolf Adjusted EBITDAS margin, see the section titled “Topgolf’s Business—Topgolf Basis of Presentation—Topgolf Non-GAAP Financial Measures” beginning on page 166 of this proxy statement/prospectus/consent solicitation. A reconciliation of Topgolf EBITDA and Topgolf Adjusted EBITDAS to net loss is as follows:

	Fiscal Year 2018 (unaudited)		Fiscal Year 2019 (unaudited)				Fiscal Year 2020 (unaudited)
(dollar amounts in thousands)	Third Quarter	Fourth Quarter	First Quarter	First half	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Net loss	$(17,673)	$(25,709)	$(31,826)	$(10,074)	$(27,189)	$(45,777)	$(68,752)	$(172,403)	$(37,480)
Income tax (benefit) expense	(511)	357	34	(347)	86	28	1,378	(257)	(173)
Interest expense	9,092	9,776	10,935	9,677	9,538	10,715	11,849	12,760	13,165
Depreciation and amortization expense	19,858	22,132	22,869	24,162	24,002	26,985	26,812	27,147	28,292

Topgolf EBITDA	10,766	6,556	2,012	23,418	6,437	(8,049)	(28,713)	(132,753)	3,804
Stock compensation expense	1,593	1,586	1,438	1,929	1,877	1,876	1,714	1,930	2,155
Non-cash rent (a)	2,836	2,821	4,107	4,668	4,507	3,628	3,346	3,523	2,469
Closure costs (b)	—	—	—	—	—	9,591	589	303	—
Remeasurement of contingent earn-out obligation (c)	1,133	1,055	630	228	211	(1,371)	199	(17)	(360)
Remeasurement of stock warrant liability (d)	(13)	124	(65)	451	(42)	(50)	17	83	10
Loss from equity method investment (e)	801	—	—	—	—	—	—	—	—
Regulatory settlement reserve (f)	—	—	—	—	—	1,750	—	—	(750)
Impairment of long-lived assets	—	—	—	—	—	—	—	62,555	—
Consulting and other professional services (g)	—	—	—	—	—	—	—	5,329	9,883

Topgolf Adjusted EBITDAS	$17,116	$12,142	$8,122	$30,694	$12,990	$7,375	$(22,848)	$(59,047)	$17,211

Topgolf Adjusted EBITDAS Margin	7.8%	5.2%	3.4%	10.9%	4.8%	2.8%	(10.2)%	(129.0)%	8.0%

(1)

Consists of the non-cash portion of rent, including non-cash rent related to pre-opening costs, which reflects the extent to which Topgolf’s operating lease straight-line rent expense recognized exceeds or is less than its cash rent payments. The operating lease straight-line rent expense adjustment can vary depending on the average age of Topgolf’s lease portfolio, which has been impacted by its significant growth. For newer leases, rent expense recognized typically exceeds cash rent payments while for more mature leases, rent expense recognized is typically less than cash rent payments.

(2)

Closure costs include lease related charges, severance costs, impairment of long-lived assets and other exit costs associated with permanent venue closures. In the fourth quarter of fiscal year 2019, Topgolf announced the closure of two legacy company-operated venues located in Wood Dale, Illinois and Alexandria, Virginia. The Wood Dale, Illinois venue closed in the fourth quarter of fiscal year 2019 and the Alexandria, Virginia venue closed in the first quarter of fiscal year 2020.

(3)	Represents fair market value adjustments of the contingent earn-out obligation that expires in December 2021 in connection with Topgolf’s acquisition of Topgolf Sweden in May 2016.
(4)	Represents fair market value adjustments of the stock purchase warrant liability.
(5)

Represents equity in losses of non-consolidated equity investments primarily related to Topgolf’s international joint ventures for the purposes of developing, opening and operating franchised Topgolf venues internationally.

(6)

Represents a legal settlement reserve related to a regulatory investigation. See Note 16 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

(7)	Represents non-recurring consulting and advisory costs with respect to Topgolf financing transactions.

Liquidity and Capital Resources

Sources and Uses of Cash. Topgolf’s primary sources of short-term liquidity are comprised of cash from operations, cash and cash equivalents on hand and availability under the Revolving Credit Facility. As of September 27, 2020, Topgolf maintained a cash and cash equivalents balance of $181.7 million and had $3.85 million of unused borrowing availability under the Revolving Credit Facility. In response to COVID Orders, Topgolf temporarily closed all company-operated venues within the United States effective March 18, 2020. Topgolf’s international company-operated venues were temporarily closed effective March 20, 2020. Although all of Topgolf’s venues have been re-opened, upon the expiration or lifting of applicable COVID Orders, it recently re-closed certain venues in response to reinstituted COVID Orders, including three venues in the United Kingdom and one venue in El Paso, Texas, which has since been re-opened, and one venue in Hillsboro, Oregon, and there can be no assurance that additional closures will not be mandated in the future. Continued social distancing practices or additional COVID Orders mandating further closures are expected to continue to impede guest traffic and negatively impact cash from operations. To increase Topgolf’s cash position in response to a reduction in cash from operations, Topgolf issued $33.75 million aggregate principal amount of Topgolf Notes (which were issued at a $6.8 million discount) on May 27, 2020. On or about September 24, 2020, the holders of the Topgolf Notes exchanged their Topgolf Notes for shares of Topgolf Series H preferred stock.

On September 24, 2020 Topgolf issued 13,289,370 shares of Topgolf Series H preferred stock at a price of $10.00 per share to the Initial Series H Offerees, for aggregate proceeds of approximately $132.9 million in the Initial Series H Subscription (approximately $125.3 million net of issuance costs). On October 29, 2020, Topgolf the Subsequent Series H Offerees the opportunity to participate in a subsequent issuance of Topgolf Series H preferred stock at a price of $10.00 per share in the Subsequent Series H Subscription. In addition, pursuant to the agreements made in connection with the Initial Series H Subscription, certain of the offerees in the Initial Series H Subscription have agreed to subscribe for (up to a certain percentage as set forth in their respective subscription agreements) the Series H Backstop Amount. The closing of the Series H Backstop Amount, if any, will occur as promptly as practicable following closing of the Subsequent Series H Subscription, but on or prior to December 31, 2020. In addition to the proceeds of $132.9 million already received, Topgolf expects to receive additional proceeds of approximately $47.1 million for aggregate proceeds of $180.0 million in the Topgolf Series H Preferred Offering. See the section titled “Certain Relationships and Related Party Transactions of the Combined Company—Topgolf Transactions” beginning on page 232 of this proxy statement/prospectus/consent solicitation.

Topgolf’s primary requirements for liquidity are to fund its working capital needs, operating lease obligations, capital expenditures, deemed landlord financing obligations, interest and principal payments on debt and general corporate needs. Topgolf enacted various measures to reduce cash expenses to weather its temporary venue closures, including (i) suspension of non-essential capital expenditures, including the suspension of construction of future venues, (ii) executed substantial reductions in expenses, including furlough or lay-off of a significant number of Associates, (iii) temporary salary reductions for certain Associates, including executive officers, (iv) extension of payment terms with Topgolf’s vendors and (v) negotiation of rent deferrals for a portion of Topgolf’s leases. Topgolf has had, and anticipates that in the future it may have, negative working capital balances. Topgolf is able to operate with a working capital deficit because cash from sales is usually received before related liabilities for product, supplies, labor and services become due. Funds available from sales not needed immediately to pay for operating expenses have typically been used for noncurrent capital expenditures and payment of long-term debt obligations under the Credit Facilities.

Topgolf’s capital expenditures can vary depending on the number and timing of new company-operated venue openings, existing venue capital investments, the level of third-party real estate financing received and investments in corporate infrastructure. Capital expenditures for fiscal year 2019 were $238.6 million, net of amounts paid by third-party real estate financing partners of $139.4 million, and capital expenditures for the first three quarters 2020 were $34.3 million, net of amounts paid by third-party real estate financing partners of $99.1 million. Capital expenditures, net of third-party real estate financing, incurred to date have been substantially financed with cash from operating activities, proceeds from the Credit Facilities and preferred stock issuances.

Topgolf believes that cash provided by operating activities, cash on hand, the Credit Facilities (including availability under the Revolving Credit Facility) and proceeds from the Topgolf Series H Preferred Offering will be sufficient to fund its operating lease obligations, capital expenditures, deemed landlord financing obligations and working capital needs for the next 12 fiscal months. Furthermore, there can be no assurance that cash provided by operating activities, cash on hand, the Credit Facilities (including availability under the Revolving Credit Facility) and proceeds from incremental Series H preferred stock will be sufficient in the future to meet future needs. Topgolf may also require additional capital to respond to business opportunities, challenges, acquisitions or unforeseen circumstances, and may determine to engage in equity or debt financings or enter into credit facilities or refinance existing indebtedness for other reasons. In particular, as venues mature, Topgolf’s business will require capital expenditures for the maintenance, renovation and improvement of existing venues to remain competitive and maintain the value of its brand. This creates an ongoing need for cash and, to the extent Topgolf cannot fund capital expenditures from cash provided by operating activities, cash on hand and availability under the Revolving Credit Facility, funds will need to be borrowed or otherwise obtained. Topgolf cannot guarantee that it will be able to timely secure such financing on favorable terms, or at all, for any of the foregoing purposes. As discussed elsewhere, the agreements governing the Credit Facilities contain restrictive covenants that limit its ability to incur additional indebtedness and engage in other capital-raising activities. Any debt financing obtained by Topgolf in the future could require it to comply with covenants that further restrict its capital raising activities and other financial and operational matters, which may make it more difficult to operate its business, obtain additional capital and pursue business opportunities, including potential acquisitions. Furthermore, following the Merger, if the combined company raises additional funds through the issuance of equity or convertible debt or other equity-linked securities, stockholders of the combined company could suffer significant dilution. If Topgolf is unable to obtain adequate financing or financing on terms satisfactory to it, when required, Topgolf’s ability to continue to grow and support its business and to respond to business challenges could be significantly limited. See the section titled “Risk Factors—Risks Related To Topgolf’s Business—Topgolf may not be able to secure additional financing on favorable terms, or at all, to meet future capital needs.”

Summary of Cash Flows. The following table presents a summary of cash flows from operating, investing and financing activities:

	Fiscal year ended			Thirty-nine weeks ended
(in thousands)	December 31, 2017	December 30, 2018	December 29, 2019	September 29, 2019	September 27, 2020
Net cash provided by (used for) operating activities	$26,038	$5,815	$16,426	$10,389	$(105,378)
Net cash used for investing activities	(196,778)	(188,798)	(241,272)	(163,852)	(36,193)
Net cash provided by financing activities	163,861	51,276	231,168	148,871	286,050
Effect of exchange rate changes on cash and cash equivalents	173	(141)	(73)	(113)	(17)

Net (decrease) increase in cash during the period	(6,706)	(131,848)	6,249	(4,705)	144,462
Cash at beginning of period	169,549	162,843	30,995	30,995	37,244
Cash at end of period	$162,843	$30,995	$37,244	$26,290	$181,706

Operating Activities

For the fiscal year ended December 30, 2018, net cash provided by operating activities was $5.8 million compared to $26.0 million for the fiscal year ended December 31, 2017, a decrease of $20.2 million. This decrease was primarily due to higher working capital requirements driven by a $18.4 million increase in other current assets.

For the fiscal year ended December 29, 2019, net cash provided by operating activities was $16.4 million compared to $5.8 million for the fiscal year ended December 30, 2018, an increase of $10.6 million. This increase was primarily due to an increase in accounts payable and accrued expenses as of December 29, 2019 resulting from increases in new venue construction and timing of payments.

For the thirty-nine weeks ended September 27, 2020, net cash used for operating activities was $105.4 million compared to net cash provided of $10.4 million for the thirty-nine weeks ended September 29,

2019, a decrease of $115.8 million. This decrease was primarily driven by a decrease in Topgolf Adjusted EBITDAS as a result of the temporary closure of Topgolf’s venues in the first three quarters 2020.

Investing Activities

For the fiscal year ended December 30, 2018, net cash used for investing activities was $188.8 million compared to $196.8 million for the fiscal year ended December 31, 2017, a decrease of $8.0 million. This decrease was primarily due to non-recurring purchase of investments, primarily in Full Swing, in fiscal year 2017.

For the fiscal year ended December 29, 2019, net cash used for investing activities was $241.3 million compared to $188.8 million for the fiscal year ended December 30, 2018, an increase of $52.5 million. This increase was primarily due to purchases of property and equipment for the growth and development of new venues.

For the thirty-nine weeks ended September 27, 2020, net cash used for investing activities was $36.2 million compared to $163.9 million for the thirty-nine weeks ended September 29, 2019, a decrease of $127.7 million. This decrease was primarily due to lower purchases of property and equipment driven by the suspension of non-essential capital expenditures, including the suspension of construction of future venues, as a result of the COVID-19 pandemic.

Financing Activities

For the fiscal year ended December 30, 2018, net cash provided by financing activities was $51.3 million compared to $163.9 million for the fiscal year ended December 31, 2017, a decrease of $112.6 million. This decrease was primarily due to proceeds from the issuance of preferred stock in fiscal year 2017 partially offset by proceeds from the issuance of incremental term loans in fiscal year 2018.

For the fiscal year ended December 29, 2019, net cash provided by financing activities was $231.2 million compared to $51.3 million for the fiscal year ended December 30, 2018, an increase of $179.9 million. This increase was primarily due to proceeds from the Credit Facilities, net of repayment of Topgolf’s 2016 Credit Facilities (as defined in Note 9 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation).

For the thirty-nine weeks ended September 27, 2020, net cash provided by financing activities was $286.1 million compared to $148.9 million for the thirty-nine weeks ended September 29, 2019, an increase of $137.2 million. This increase was primarily due to proceeds from the issuance of preferred stock the thirty-nine weeks ended September 27, 2020.

Financing Arrangements

On February 8, 2019, Topgolf entered into an amended and restated credit agreement with, inter alios, JPMorgan Chase Bank, N.A., as a lender, Administrative Agent, Swingline Lender and Issuing Bank, and the other lenders party thereto (the “Credit Agreement”), which provided for a new $350.0 million Term Loan Facility. Topgolf used a portion of the proceeds from the Term Loan Facility to repay all outstanding obligations under its 2016 Credit Facilities (as defined in Note 9 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation) and terminate all outstanding commitments thereunder. On May 27, 2020, Topgolf entered into a note purchase agreement with Providence, DDFS Partnership LP, Callaway, TGP Investors, LLC and TGP Investors II LLC, as purchasers, and Wilmington Savings Fund Society, FSB, as purchaser representative (the “Note Purchase Agreement”) which provided for an initial issuance of $33.75 million of Topgolf Notes to the purchasers party thereto and, subject to receipt of additional commitments therefor, additional issuances up to the maximum amount then permitted by the Credit Agreement. On September 17, 2020, the Topgolf entered into an amendment to the Credit Agreement (the Credit

Agreement as amended by such amendment, the “Amended Credit Agreement”) to modify the financial covenants and make certain other changes.

On or about September 24, 2020, the holders of the Topgolf Notes exchanged their Topgolf Notes for shares of Topgolf Series H preferred stock and at September 27, 2020 Topgolf did not have any Topgolf Notes outstanding and the Note Purchase Agreement was terminated. At September 27, 2020, the outstanding balance under the Term Loan Facility was $334.2 million (net of $2.7 million of unamortized discount and $7.9 million of unamortized issuance costs). In addition, as of September 27, 2020, Topgolf had $160.0 million of borrowings outstanding under the Revolving Credit Facility, $11.2 million of outstanding letters of credit, and $3.8 million of unused borrowing availability.

Borrowings under the Amended Credit Agreement accrue interest at a rate per annum equal to, at Topgolf’s option, either (a) an alternate base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A. (the administrative agent), (2) the federal funds effective rate plus 0.50%, (3) the adjusted one-month LIBOR rate plus 1.00% and (4) 1.75%, or (b) an adjusted LIBOR rate (for a period equal to the relevant interest period) (which shall not be less than 0.75%), in each case plus an applicable margin. The applicable margin for loans under the Term Loan Facility (a) prior to September 17, 2020 was 4.50% with respect to alternate base rate borrowings and 5.50% with respect to LIBOR borrowings and (b) on and after September 17, 2020 is 5.25% with respect to alternate base rate borrowing and 6.25% with respect to LIBOR borrowings. The applicable rate for the Revolving Credit Facility loans is 3.00% with respect to alternate base rate borrowings and 4.00% with respect to LIBOR borrowings, subject to two stepdowns of 0.25% per annum upon achievement of specified first lien leverage ratio levels. In addition, Topgolf is required to pay a commitment fee under the Revolving Credit Facility at a rate of 0.50% per annum, subject to two stepdowns of 0.125% per annum upon achievement of specified first lien leverage ratio levels. Topgolf must also pay customary letter of credit fees and agency fees.

The Topgolf Notes accrued interest at a rate per annum equal to, at Topgolf’s option, either (a) an alternate base rate determined by reference to the highest of (1) the prime rate published in the Wall Street Journal, (2) the federal funds effective rate plus 0.50%, (3) the adjusted one-month LIBOR rate plus 1.00%, and (4) 1.00%, or (b) an adjusted LIBOR (for a period equal to the relevant interest period), in each case plus an applicable margin. The applicable margin for the Topgolf Notes was 4.50% with respect to alternate base rate notes and 5.50% with respect to LIBOR notes. Interest in respect of the Topgolf Notes was payable in kind.

Topgolf is required to prepay amounts outstanding under the Term Loan Facility subject to certain exceptions (and certain reinvestment rights), with 100% of the net proceeds of certain asset sales or net insurance/condemnation proceeds (each as defined in the Amended Credit Agreement), to the extent in each case that the aggregate amount of such net proceeds exceeds $10.0 million in any fiscal year. In addition, if Topgolf or any of its Restricted Subsidiaries (as defined in the Amended Credit Agreement) incur any indebtedness (other than certain permitted indebtedness), Topgolf is required to prepay 100% of the net proceeds of such indebtedness.

In addition, following the end of each fiscal year, Topgolf is required, subject to certain exceptions, to prepay the outstanding principal amount of term loans under the Term Loan Facility and/or offer to redeem the Topgolf Notes, as applicable, in an aggregate amount (the “ECF Prepayment Amount”) equal to 50% of excess cash flow for such fiscal year if the first lien leverage ratio is greater than 3.25:1.00, which percentage is reduced to 25% if the first lien leverage ratio is less than or equal to 3.25:1.00 but greater than 2.75:1.00, and to 0.0% if the first lien leverage ratio is less than or equal to 2.75:1.00. Furthermore, after such time as Topgolf has made certain voluntary prepayments of First Lien Debt (as defined in the Amended Credit Agreement), the ECF Prepayment Amount may be reduced by such prepayments made during such fiscal year. Notwithstanding anything above, no prepayment of the term loans will be required unless and to the extent the amount thereof exceeds $7.5 million.

Topgolf may voluntarily prepay outstanding borrowings under the Term Loan Facility and the Revolving Credit Facility, each subject to certain exceptions. All voluntary prepayments or redemptions must be accompanied by accrued and unpaid interest on the principal amount being prepaid and customary “breakage” costs, if any, with respect to prepayments of LIBOR Rate borrowings. Any (i) voluntary prepayment of the Term Loan Facility or (ii) mandatory prepayment of the Term Loan Facility with proceeds of assets sales or arising from insurance/condemnation events will be subject to a premium of (a) 3.00% of the amount so prepaid prior to September 17, 2021, (b) 2.00% of the amount so prepaid prior to September 17, 2022 or (c) 1.00% of the amount so prepaid prior to September 17, 2023. No prepayment premium applies to any prepayment made on or after September 17, 2023.

The Term Loan Facility is payable in quarterly installments of 0.25% of the principal amount per quarter. The remaining unpaid balance on the Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on February 8, 2026. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on February 8, 2024.

Topgolf’s obligations under the Credit Facilities are required to be guaranteed by all direct and indirect domestic wholly owned restricted subsidiaries of Topgolf International, Inc. (for purposes of this description, the “Borrower”), other than certain excluded subsidiaries (such subsidiary guarantors, together with the Borrower, the “Loan Parties”). All obligations under the Credit Facilities are, and any future guarantees of those obligations will be, secured by, among other things, and in each case subject to certain exceptions: (1) a first-lien pledge of all of the capital stock or other equity interests held by each Loan Party, and (2) a first-lien pledge of substantially all of the other tangible and intangible assets of each Loan Party. Certain of Topgolf’s locations are required to be subject to leasehold mortgages for the benefit of the lenders under the Credit Facilities.

The Amended Credit Agreement governing the Credit Facilities contains a number of covenants that, among other things and subject to certain exceptions, restrict the ability of the Loan Parties to:

•	incur or guarantee indebtedness;

•	grant certain liens;

•	consolidate, merge or sell or otherwise dispose of their assets;

•	alter the business conducted by them and their subsidiaries;

•	make investments, loans, advances, and acquisitions;

•	enter into sale and leaseback transactions;

•	pay dividends or make other distributions on certain equity interests, or redeem, repurchase or retire certain equity interests;

•	enter into transactions with affiliates;

•	enter into agreements restricting their subsidiaries’ ability to pay dividends;

•	prepay, repurchase or redeem certain of their other indebtedness;

•	make certain amendments or modifications to their governing documents; and

•	make certain amendments or modifications to certain of their real property leases and related documentation.

In addition, the terms of the Credit Agreement require Topgolf and its subsidiaries to maintain on a quarterly basis a total leverage ratio (measured on a trailing four-quarter basis) less than or equal to 5.50:1.00. The Amended Credit Agreement (i) suspends the total leverage ratio financial covenant through and including the fiscal quarter ending on or about March 31, 2022 and (ii) provides for an increased level of 7.75:1.00 for the fiscal quarter ending on or about June 30, 2022, in each case unless the Topgolf elects to restore the 5.50:1.00 total leverage ratio test (and eliminate the restrictions in the Amended Credit Agreement that apply during the period of relief) at an earlier date. Until Topgolf demonstrates compliance with the 5.50:1.00 total leverage ratio test for the period ending on or about September 30, 2022 (or terminate the period of relief at an earlier date after demonstrating compliance with the 5.50:1.00 total leverage ratio test), Topgolf and its restricted subsidiaries are required to maintain unrestricted cash on hand and/or availability under the Revolving Credit Facility of not less than $30,000,000.

The Amended Credit Agreement also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Amended Credit Agreement will be permitted to accelerate all outstanding borrowings and other obligations, terminate outstanding commitments and exercise other specified remedies upon the occurrence of any event of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults and cross-accelerations to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control (as described above).

The foregoing summary describes the material provisions of the Credit Facilities, but may not contain all information that is important to you. You should read the provisions of the agreements governing the Credit Facilities, which have been filed as exhibits to the registration statement of which this proxy statement/prospectus/consent solicitation forms a part.

Refer to Note 9 of Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation for a further description of the terms of the Credit Facilities and the Topgolf Notes.

Mortgage Loans. Between May 2013 and September 2015, Topgolf entered into mortgage loans for three venues. The loans bear annual interest rates ranging from 9.75% to 11.31% and require either monthly (i) principal and interest payments or (ii) interest only payments until their maturity dates, which range from July 2033 to July 2036. For loans requiring monthly interest only payments, the entire unpaid principal balance and any unpaid accrued interest is due on the maturity date. The mortgage loans are secured by the assets of each respective venue.

Deemed Landlord Financing. In certain leasing arrangements, due to involvement in the construction of the leased assets, Topgolf is considered the owner of the leased assets for accounting purposes. In such cases, in addition to capitalizing Topgolf’s construction costs, Topgolf capitalizes the construction costs funded by the landlord related to its leased premises, and also recognize a corresponding liability for those costs as construction advances during the construction period or deemed landlord financing following the opening of the venue. As of September 27, 2020, Topgolf was deemed to be the accounting owner of seven landlord buildings.

Contractual Obligations

The following table sets forth certain contractual obligations as of December 29, 2019 and the timing and effect that such commitments are expected to have on Topgolf’s liquidity and capital requirements in future periods.

	Payments Due by Period
(dollar amounts in thousands)	Total	Fiscal Year 2020	Fiscal Years 2021-2022	Fiscal Years 2023-2024	Fiscal Year 2025 and Beyond
Operating lease commitments	$1,968,368	$107,747	$218,330	$219,570	$1,422,721
Finance lease commitments	8,805	4,779	3,101	925	—
Deemed landlord financing obligations	220,371	9,302	19,047	19,796	172,226
Long-term debt	409,617	3,894	7,935	23,170	374,618
Interest requirements (1)	222,107	30,729	60,551	58,569	72,258
Contingent earn-out obligation	14,256	2,033	12,223	—	—

Total	$2,843,524	$158,484	$321,187	$322,030	$2,041,823

(1)

The cash obligations for interest requirements reflect (i) interest requirements on fixed-rate mortgage loans at their contractual rates and (ii) interest requirements on floating rate debt obligations at rates in effect at December 29, 2019. Borrowings pursuant to the Credit Facilities bear interest at floating rates, primarily based on LIBOR, plus an applicable margin.

Off-Balance Sheet Arrangements

Topgolf does not currently utilize any off-balance sheet arrangements. All trade or finance receivables and related obligations are recorded on Topgolf’s consolidated balance sheet as of September 27, 2020.

Critical Accounting Policies and Estimates

The above discussion and analysis of Topgolf’s financial condition and results of operations is based upon Topgolf’s consolidated financial statements. The preparation of these financial statements requires Topgolf to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosures of contingent assets and liabilities. Topgolf’s significant accounting policies are described in Note 1 to the accompanying audited consolidated financial statements for the year ended December 29, 2019. Critical accounting policies are those that Topgolf believes are most important to portraying its financial condition and results of operations and also require the greatest amount of judgment by management. Judgment or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Topgolf considers the following policies to be the most critical in understanding the judgments that are involved in preparing the consolidated financial statements.

Revenue recognition. Revenue consists of food and beverage, gameplay and other revenue streams. In accordance with the provisions of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), Topgolf recognizes revenue as promised goods or services transfer to the guest or customer in an amount that reflects the consideration Topgolf expects to be entitled in exchange for those goods or services.

Food and beverage revenue. Food and beverage revenue includes the sale of food and beverage products to Topgolf’s guests.

Food and beverage revenue is recognized when the products are sold. Event deposits received from guests attributable to food and beverage purchases are deferred and recognized as revenue when the event is held. Food and beverage revenues are presented net of discounts. All sales taxes collected from guests are excluded from revenue in the consolidated statements of operations and the obligation is included in accrued expenses on Topgolf’s consolidated balance sheets until the taxes are remitted to the appropriate taxing authorities.

Gameplay revenue. Gameplay revenue includes (i) fees charged for gameplay and the sale of game credits to Topgolf’s guests, (ii) game credit breakage (as defined below), (iii) membership fees received from guests and (iv) revenues earned through Topgolf’s digital golf game.

Fees charged for gameplay are recognized at the time of purchase. Event deposits received from guests attributable to gameplay purchases are deferred and recognized as revenue when the event is held. Purchases of game credits are deferred and recognized as revenue when (i) the game credits are redeemed by the guest or (ii) the likelihood of the game credits being redeemed by the guest is remote (“game credit breakage”). Topgolf uses historic game credit redemption patterns to determine the likelihood of game credit redemption. Game credit breakage is recorded consistent with the historic redemption pattern.

Membership fees received from Topgolf’s guests are deferred and recognized as revenue over the estimated life of the associated membership.

Property and equipment. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment. Amortization of leasehold improvements is computed using the estimated useful life or the term of the lease, whichever is shorter. Buildings capitalized in conjunction with deemed landlord financing are depreciated, less residual value, over the 20 year term of the lease.

Depreciable lives by asset classification are as follows:

Asset Description	Life (years)
Buildings	20-40
Leasehold improvements	5-20
Furniture, fixtures and equipment	2-10
Software	3

Repairs and maintenance are charged to expense when incurred. Expenditures that substantially increase the useful lives of the property and equipment are capitalized. Upon sale or retirement, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss is included in operating income.

Intangible assets, net. Intangible assets is inclusive of the following:

Developed technology. In connection with its acquisitions in fiscal year 2016, Topgolf acquired technology consisting of (i) WGT’s online platform that enables users to play web and mobile games and (ii) Topgolf Sweden’s unique technology capable of tracking the flight of a golf ball in a camera feed with added graphics to make the ball’s flight visible on screen. Developed technology is amortized on a straight-line basis over the estimated economic life of 8 years. The weighted average remaining useful life of developed technology was 4.1 years as of December 29, 2019.

Other definite-lived intangible assets. Other definite-lived intangible assets include primarily patents, trade names, customer relationships, and easements. Other definite-lived intangible assets are amortized on a straight-line basis over their estimated economic lives ranging from one to 20 years. The weighted average remaining useful life of other definite-lived intangible assets was 4.8 years as of December 29, 2019.

Impairment of long-lived assets. Long-lived assets, such as property and equipment, operating lease assets, intangibles and cost method investments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment charges related to long-lived assets were recorded in fiscal year 2017 or fiscal year 2018. In conjunction with venue closures described in Note 11 to Topgolf’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation, Topgolf recorded impairment charges of $6,259 in fiscal year 2019.

During the thirty-nine weeks ended September 27, 2020, reduced operating capacity and guest visits, combined with sustained closure of Topgolf’s venues, as a result of the COVID-19 pandemic prompted Topgolf to update the impairment analysis of company-operated venues with updated assumptions on long-term venue profitability. As a result, Topgolf recognized an impairment charge of $62,555 at four of its venues during the thirty-nine weeks ended September 27, 2020. Of the total impairment charge, $33,042 was attributed to operating lease right-of-use assets and $29,513 was attributed to property and equipment.

Goodwill. Goodwill is carried at cost and evaluated annually for impairment, or more frequently if circumstances exist that indicate impairment may exist. When evaluating goodwill for impairment, Topgolf may first perform a qualitative assessment to determine whether it is more likely than not that impairment exists. If this qualitative assessment is performed and results in a conclusion that it is not more likely than not that impairment exists, then no further testing is performed. If the qualitative assessment is not conclusive or not performed, then a quantitative impairment analysis is performed. The quantitative impairment test requires the comparison of the fair value of a reporting unit to its carrying value. If the carrying amount of a reporting unit exceeds its fair value, Topgolf recognizes an impairment loss in an amount equal to that excess. Based upon a quantitative review of Topgolf’s recorded goodwill balances during the fourth quarter of each respective fiscal year, Topgolf concluded that goodwill was not impaired in fiscal year 2017, fiscal year 2018 or fiscal year 2019.

Leases. Topgolf leases real estate, primarily with respect to company-operated venue operations, as well as office space under non-cancelable operating leases with terms expiring at various dates through November 2041. Topgolf’s leases generally have initial terms of 5 to 30 years, contain various renewal options and contain escalation clauses that increase the rent payments over the lease term.

Rent expense is recognized on a straight-line basis over the lease term. The lease term commences on the date Topgolf takes control or possession of the land or building.

Certain of Topgolf’s leases require the payment of property taxes and insurance. In addition to minimum lease payments, certain leases may require an additional contingent rent payment based on percentage of sales greater than certain specified threshold amounts. Topgolf recognizes contingent rent expense when it is probable that sales thresholds will be reached during the fiscal year.

In certain leasing arrangements, due to Topgolf’s involvement in the construction of leased assets, it is considered the owner of the leased assets for accounting purposes. In such cases, in addition to capitalizing Topgolf’s own construction costs, Topgolf capitalizes the construction costs funded by the landlord related to its leased premises, and also recognize a corresponding liability for those costs as construction advances during the construction period or deemed landlord financing following the opening of the venue. Topgolf has determined that it is the accounting owner of 13 landlord buildings under deemed landlord financing as of December 30, 2018 and 4 landlord buildings as of December 29, 2019. In conjunction with the adoption of the new accounting leases standard, Topgolf derecognized all deemed landlord financing obligations as of December 31, 2018.

With respect to the Toptracer and Swing Suite operations, Topgolf enters into non-cancelable license agreements that provide software and hardware to driving ranges and hospitality and entertainment venues. These license agreements provide the customer the right to use Topgolf-owned software and hardware products for a specified period of time generally ranging from three to five years. The software and hardware are a distinct bundle of goods that are highly interrelated. At the inception of the arrangement, lease classification is assessed which generally results in the license agreements being classified as sales-type leases. Upon lease commencement for sales-type leases, revenue is recognized consisting of initial payments received and the present value of payments over the non-cancellable term.

Income taxes. Topgolf’s provision for income taxes is determined using the asset and liability approach. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Topgolf applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, Topgolf evaluates the tax position for recognition by determining if the weight of the available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, Topgolf measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. As of December 29, 2019, Topgolf determined that there are no uncertain tax positions. Penalties and interest are recorded as tax expense. There were no penalties and interest recorded during fiscal years 2017, 2018 or 2019.

Stock-based compensation. Topgolf measures stock-based compensation at fair value on the date of grant and recognize compensation expense straight-line over the requisite service periods of the options, which is generally the vesting period. The fair value of the stock-based payment awards at the date of grant is affected by Topgolf’s stock price on the date of grant as well as other assumptions. Assumptions utilized in the fair value calculations include the expected stock price volatility over the term of the awards, the risk-free interest rate, the dividend yield, expected term and forfeiture assumptions.

Recent accounting pronouncements. Refer to Note 1 of the accompanying audited consolidated financial statements for the year ended December  29, 2019 for information regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Commodity price risks. Topgolf is exposed to market price fluctuations in food and beverage product prices. Many of the ingredients Topgolf uses to prepare its food, as well as its packaging materials, are commodities or are affected by the price of other commodities. Factors that affect the price of commodities are generally outside of Topgolf’s control and include foreign currency exchange rates, foreign and domestic supply and demand, inflation, weather and seasonality. Significant increases in the price of commodities could have a material impact on Topgolf’s operating results to the extent that such increases cannot be offset by menu price increases or other operating efficiencies. At this time, Topgolf does not use financial instruments to hedge its commodity risk.

Foreign currency exchange risk. Topgolf’s international operations generally operate with functional currencies other than the U.S. dollar. Since the reporting currency for Topgolf’s consolidated financial statements is the U.S. dollar, Topgolf must translate revenues, expenses, assets and liabilities from functional currencies into U.S. dollars at exchange rates in effect during or at the end of the reporting period. The fluctuation in the value of the U.S. dollar against other currencies affects the reported amounts of revenues, expenses, assets and liabilities. The potential impact of currency fluctuation increases as international expansion increases. Topgolf is also subject to risks relating to changes in the general economic conditions in the countries where it conducts business. Topgolf does not use derivative instruments to mitigate the impact of its foreign exchange rate risk exposures. Topgolf does not believe that foreign currency fluctuation has had a material impact on its financial performance for the periods presented in this proxy statement/prospectus/consent solicitation.

Interest rate risk. At September 27, 2020, Topgolf had outstanding floating rate debt obligations of $504.8 million, consisting of outstanding borrowings under its Revolving Credit Facility and Term Loan Facility. Topgolf is exposed to interest rate risk arising from changes in interest rates due to the variable rate indebtedness under its Credit Facilities. Borrowings pursuant to the Credit Facilities bear interest at a floating rate based on LIBOR, plus an applicable margin. Accordingly, fluctuations in market interest rates my increase or decrease the interest expense which will, in turn, increase or decrease Topgolf’s net income and cash flow. Topgolf seeks to manage exposure to adverse interest rate changes through normal operating and financing activities. At this time, Topgolf does not use derivative instruments to mitigate its interest rate risk. A hypothetical 1% increase in the interest rate associated with Topgolf’s outstanding borrowings under the Revolving Credit Facility and Term Loan Facility as of September 27, 2020 would increase its annual interest expense by approximately $5.0 million.

Inflation. While Topgolf has been able to partially offset inflation and other changes in the costs of core operating resources by gradually increasing gameplay and menu prices, productivity improvements and greater economies of scale, there can be no assurance that Topgolf will be able to continue to do so in the future. From time to time, competitive conditions could limit its pricing flexibility. In addition, macroeconomic conditions could make additional price increases imprudent. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by Topgolf’s guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that Topgolf will generate sales growth in an amount sufficient to offset inflationary or other cost pressures.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially be fixed at thirteen members, consisting of (i) ten current members of the Callaway Board and (ii) three members to be designated by the Support Stockholders pursuant to the Stockholders Agreement. The Callaway Board has determined that each of the current non-management directors meet the NYSE independence requirements. The Callaway Board intends that each of the three director appointees will also meet the NYSE independence requirements. Oliver G. Brewer III, Callaway’s President and Chief Executive Officer, is the only current director who is not independent.

Upon the consummation of the Merger, the executive management team of Callaway is expected to remain unchanged and consist of members of the Callaway executive management team prior to the Merger.

The following table lists the names and ages, as of September 30, 2020, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Merger:

Name	Age	Position
Executive Officers:
Oliver G. (Chip) Brewer III	56	President and Chief Executive Officer
Brian P. Lynch	58	Executive Vice President, Chief Financial Officer
Glenn Hickey	58	Executive Vice President, Callaway Golf
Mark F. Leposky	56	Executive Vice President, Global Operations
Joe B. Flannery	49	Executive Vice President, Apparel and Soft Goods

Non-Employee Directors:
Samuel H. Armacost	81	Director of Callaway
Scott H. Baxter	56	Director of Callaway
John C. Cushman, III	79	Director of Callaway
Laura J. Flanagan	52	Director of Callaway
Russell L. Fleischer	53	Director of Callaway
John F. Lundgren	69	Director of Callaway
Adebayo O. Ogunlesi	66	Director of Callaway
Linda B. Segre	60	Director of Callaway
Anthony S. Thornley	74	Director of Callaway
Erik J. Anderson	62	Director Appointee (1)
Thomas Dundon	49	Director Appointee (1)
Scott Marimow	41	Director Appointee (1)

(1)

Pursuant to the Stockholders Agreement, Callaway has agreed to take all actions reasonably necessary to cause, as of the closing of the Merger, each of Erik J. Anderson, Thomas Dundon and Scott Marimow to be appointed to the Callaway Board with terms ending at the next annual meeting of stockholders following the closing of the Merger.

Executive Officers

Oliver G. Brewer III is a Director and President and Chief Executive Officer of Callaway and has served in such capacity since March 2012. Since 2012 Mr. Brewer has served as a Director of Topgolf in which Callaway Golf has a minority ownership interest. Additionally, Mr. Brewer served on the National Golf Foundation’s Board from 2014 to 2019. Before joining Callaway Golf, Mr. Brewer served as the President and Chief Executive Officer of Adams Golf, Inc. beginning in January 2002. He was President and Chief Operating Officer

of Adams Golf from August 2000 to January 2002 and Senior Vice President of Sales and Marketing of Adams Golf from September 1998 to August 2000. Mr. Brewer also served on the Board of Directors of Adams Golf from 2000 until his resignation effective February 2012. Mr. Brewer has an M.B.A. from Harvard University and a B.S. in Economics from the College of William and Mary.

Brian P. Lynch is Executive Vice President and Chief Financial Officer of Callaway and has served in such capacity since January 2019. He served as Callaway’s Senior Vice President, General Counsel and Corporate Secretary commencing in June 2012 before being appointed the additional role of Interim Chief Financial Officer in April 2017 and Chief Financial Officer in July 2017. Mr. Lynch is responsible for Callaway’s finance, accounting, law, information technology, corporate audit, and compliance functions. Mr. Lynch serves on the Board of Directors of the Callaway Golf Foundation. Mr. Lynch also formerly served as Callaway’s Chief Ethics Officer from 2012 to 2018. Mr. Lynch first joined Callaway Golf in December 1999 as Senior Corporate Counsel and was appointed Associate General Counsel and Assistant Secretary in April 2005 and Vice President and Corporate Secretary in November 2008. Mr. Lynch received a J.D. from the University of Pittsburgh and a B.A. in Economics from Franklin and Marshall College.

Glenn Hickey is Executive Vice President, Callaway Golf and has served in such capacity since January 2019. Mr. Hickey leads Callaway’s golf equipment business globally. Mr. Hickey joined Callaway Golf in 1991 and was a top-producing Inside Sales Representative for seven years prior to being promoted to Inside Sales—National Account Manager in March 1997, Regional Sales Manager—East U.S. in November 2002, Director of Special Markets in June 2006, Vice President, Special Markets and Mass Merchants in August 2008, and Senior Vice President, Americas Sales in July 2012. Prior to joining Callaway Golf, Mr. Hickey was a bond trader for four years in the Los Angeles and New York offices of First Interstate Bank through its transition to Wedbush Securities. He completed a Financial Analysis for Non-Financial Managers certification from the University of Chicago, Graduate School of Business. He currently serves as a board member for the San Diego Junior Golf Association. Mr. Hickey received a B.S. in Business Administration from San Diego State University.

Mark F. Leposky is Executive Vice President of Global Operations and has served in this capacity since January 2019. He served as Senior Vice President, Global Operations since April 2012. Mr. Leposky is responsible for all areas of Callaway’s global manufacturing, program management, sourcing, logistics operations and strategy, and golf accessories. Prior to joining Callaway, Mr. Leposky served from 2005-2011 as co-founder, President and Chief Executive Officer of Gathering Storm Holding Company, LLC/ TMAX Gear LLC (collectively, “TMAX”), which, as exclusive licensee, designed, developed, manufactured, and distributed accessory products for TaylorMade-Adidas Golf. When the license agreement was terminated in 2011, TMAX exited the business and TMAX entered into a general assignment for the benefit of creditors. Prior to that, Mr. Leposky served in various operations roles for Fisher Scientific International, TaylorMade-Adidas Golf, the Coca-Cola Company and the United Parcel Service Company. Mr. Leposky began his career serving as a U.S. Army and Army National Guard Infantry Officer (Rank Major). Mr. Leposky received an M.B.A. from the Keller Graduate School of Management and a B.S. in Industrial Technology from Southern Illinois University.

Joe B. Flannery joined Callaway in the first quarter of 2020 as its Executive Vice President, Apparel and Soft Goods. Mr. Flannery is responsible for Callaway’s global apparel and soft goods business, including the TravisMathew and Jack Wolfskin brands. Prior to joining Callaway, Mr. Flannery was Senior Vice President and General Manager of Newell Brands’ technical apparel division, consisting of Marmot, ExOfficio and Coleman apparel, where he worked since January 2016. Mr. Flannery’s experience also includes holding executive positions at The Meriwether Group from March 2008 to October 2012, in addition to serving as Vice President of Global Marketing at The North Face from March 2005 to March 2008, and as Global VP and GM of the Originals Division at Adidas Group AG from September 2000 to March 2005. Mr. Flannery received a B.S. in Business Administration from Miami University.

Non-Employee Directors

Samuel H. Armacost	Director
Age: 81 Director Since: 2003 Board Committees: Audit, Compensation

From 1981 to 2010, Mr. Armacost served as a Director of SRI International (formerly Stanford Research Institute), an independent nonprofit research institute, and was its Chairman from 1998 to March 2010 and Chairman Emeritus from April 2010 through December 2016. He was Managing Director of Weiss, Peck & Greer LLC (an investment management and venture capital firm) from 1990 to 1998. He was Managing Director of Merrill Lynch Capital Markets from 1987 to 1990. He was President and Chief Executive Officer of BankAmerica Corporation from 1981 to 1986. He also served as Chief Financial Officer of BankAmerica Corporation from 1979 to 1981. Mr. Armacost also served as a board member of Chevron Corporation from 1982 to 2011, of Del Monte Foods, Inc. from 2002 to 2011, of Exponent, Inc. from 1989 to 2013 and of Franklin Resources, Inc. from 2004 to 2014. Mr. Armacost is a graduate of Denison University and received his MBA from Stanford University in 1964.

Specific Qualifications, Attributes, Skills & Experience

Mr. Armacost is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his extensive experience with Callaway as a member of the Callaway Board as well as his prior chief executive officer experience of a public company, his other public company board experience, and his experience with corporate governance and executive compensation. He also has functional expertise in finance, accounting, investment banking, human resources/compensation, technology, international business, research and development, strategic planning, and mergers and acquisitions.

Scott H. Baxter	Director
Age: 56 Director Since: 2019 Board Committees: Compensation	Mr. Baxter is the President and Chief Executive Officer and a member of the Board of Directors of Kontoor Brands, Inc., a global lifestyle apparel company. He was named Chief Executive Officer of Kontoor Brands in August 2018 when VF Corporation announced its intention to separate its Jeanswear organization into an independent, publicly traded company. Mr. Baxter has more than 30 years of business experience, including significant experience in the apparel industry. Prior to becoming the Chief Executive Officer of Kontoor Brands, Mr. Baxter was Group President, Americas West, for VF Corporation from January 2018 to August 2018 and was responsible for overseeing brands such as The North Face® and Vans®. He also held various other positions at VF Corporation from 2008 to 2018, including Vice President and Group President-Outdoor & Action Sports Americas from March 2016 until December 2017 and Vice President and Group President-Jeanswear Americas, Imagewear and South America from May 2013 until March 2016. In 2008, Mr. Baxter was named Coalition President for the Imagewear coalition, which comprised the Image and Licensed Sports Group divisions. Prior to joining VF, he served in other leadership roles, including at The Home Depot Company, Nestle and PepsiCo. Mr. Baxter holds a B.A. in History from the University of Toledo and an MBA from Northwestern University’s Kellogg Graduate School of Management.

Specific Qualifications, Attributes, Skills & Experience

Mr. Baxter is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his extensive experience in the apparel industry, current executive position as Chief Executive Officer of Kontoor Brands, and his other executive experiences. Mr. Baxter also has functional expertise in manufacturing, strategic planning, consumer sales and marketing, sell-through retail, mergers and acquisitions, environmental, social and governance matters, international business and human resources/compensation.

John C. Cushman, III	Director
Age: 79 Director Since: 2003 Board Committees: Compensation, Nominating and Corporate Governance

Mr. Cushman is currently the Chairman, Global Transactions of Cushman & Wakefield, Inc. and has served in that role since September 2015. He served as its Chairman, Co-Chairman or Senior Advisor, Office of the CEO, since it merged with Cushman Realty Corporation from 2001 to August 2015. Mr. Cushman co-founded Cushman Realty Corporation in 1978 and also served as its Chief Executive Officer. Mr. Cushman also serves as Director and Chief Executive Officer of Cushman Winery Corporation, which is the owner of Zaca Mesa Winery, and which he co-founded in 1972. Mr. Cushman is a 1963 graduate of Colgate University where he also earned an Honorary Doctorate in Humane Letters in 2008, and he completed the Advanced Management Program at Harvard University in 1977.

Specific Qualifications, Attributes, Skills & Experience

Mr. Cushman is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his extensive experience with Callaway as a member of the Callaway Board as well as his current executive position with Cushman & Wakefield, his prior chief executive officer experience, his other public company board experience, and his experience with corporate governance and executive compensation. Mr. Cushman also has functional expertise in finance, human resources/compensation, international business, strategic planning, the retail industry, mergers and acquisitions and environmental, social and governance matters.

Laura J. Flanagan	Director
Age: 52 Director Since: 2018 Board Committees: Compensation	Ms. Flanagan has served as the Chief Executive Officer of Ripple Foods, a plant-based food and beverage company since October 2019. Ms. Flanagan served as the Chief Executive Officer of Foster Farms, a leader in branded and private label poultry, headquartered in Livingston, California from 2016 until February 2019. Prior to joining Foster Farms, she worked as a consultant to private equity firms from 2014 to 2016. Ms. Flanagan was previously the President of the Snacks Division of ConAgra Foods, Inc., a packaged foods company headquartered in Omaha, Nebraska, from 2011 until 2014, and served as President of ConAgra’s Convenient Meals Division from 2008 until 2011. Prior to joining ConAgra in 2008, Ms. Flanagan was Vice President and Chief Marketing Officer for Tropicana Shelf Stable Juices at PepsiCo Inc. from 2005 to 2008. Ms. Flanagan also held various marketing leadership positions at General Mills, Inc. and PepsiCo Inc. from 1996 to 2005.

Ms. Flanagan has served since June 2016 as a member of the board of directors of Core-Mark Holding Company, Inc., a publicly traded company and one of the largest wholesale distributors to the convenience retail industry in North America. Ms. Flanagan has been a member of the National Association of Corporate Directors since 2014. Ms. Flanagan earned a B.S. degree in Engineering from Case Western Reserve University in 1990 and an MBA from the Stanford Graduate School of Business in 1996.

Specific Qualifications, Attributes, Skills & Experience

Ms. Flanagan is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to her extensive experience as a Chief Executive Officer, her prior operating experience, retail channel experience, supply chain, marketing and environmental, social and governance matters.

Russell L. Fleischer	Director
Age: 53 Director Since: 2018 Board Committees: Audit (Chair)

Mr. Fleischer has served as a general partner at Battery Ventures, a global investment firm providing venture capital and private equity, since 2015, after joining as a partner in 2014. Mr. Fleischer has experience serving as Chief Executive Officer of three privately held corporations: HighJump Software, a supply chain management software company, from 2010 to 2014; Healthvision Software, a healthcare information technology provider, and TriSyn Group, a core banking applications software provider. Mr. Fleischer has been both a public and private company Chief Financial Officer, including for Adams Golf from 2000 to 2002. Mr. Fleischer also served as a board member of Adams Golf from 2005 to 2012. Mr. Fleischer earned a B.A. in Economics from Johns Hopkins University and an MBA from Vanderbilt University.

Specific Qualifications, Attributes, Skills & Experience

Mr. Fleischer is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his prior chief executive officer experience as well as his extensive financial executive experience with significant experience in the golf industry and experience in mergers and acquisitions, capital raising, private equity transactions and environmental, social and governance matters.

John F. Lundgren	Director
Age: 69 Director Since: 2009 Board Committees: Audit, Compensation, Nominating and Corporate Governance	Mr. Lundgren, Callaway’s current Chairman of the Board, served as Chairman and Chief Executive Officer of Stanley Black & Decker, Inc., from 2004 through July 2016, after which time he served as Special Advisor to the company through April 2017. Stanley Black & Decker, Inc. is the successor entity following the merger of The Stanley Works and Black and Decker in March 2010. Prior to the merger, Mr. Lundgren served as Chairman and Chief Executive Officer of The Stanley Works, a worldwide supplier of consumer products, industrial tools and security solutions for professional, industrial and consumer use. Prior to joining The Stanley Works in 2004, Mr. Lundgren served as President—European Consumer Products, of Georgia Pacific Corporation and also held various positions in finance, manufacturing, corporate development and strategic planning with Georgia Pacific and its predecessor companies, namely James River Corporation from 1995 to 1997 and Fort James Corporation from 1997 to 2000. Mr. Lundgren began his business career in brand management at the Gillette Corporation. Mr. Lundgren is currently the lead independent director of VISA Inc. Mr. Lundgren also served as a member of the board of directors of Staples, Inc. prior to its sale to a private equity fund in September 2017. Mr. Lundgren is a graduate of Dartmouth College and received his MBA from Stanford University.

Specific Qualifications, Attributes, Skills & Experience

Mr. Lundgren is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his prior experience with Callaway as a member of the Callaway Board as well as his recent experience as a chief executive officer of a public company, his prior operating experience, and his experience with corporate governance and executive compensation matters. Mr. Lundgren also has functional expertise in finance, human resources/compensation, manufacturing, international business, strategic planning, consumer sales and marketing, retail sell-through, mergers and acquisitions and environmental, social and governance matters.

Adebayo O. Ogunlesi	Director
Age: 66 Director Since: 2010 Board Committees: Audit, Nominating and Corporate Governance (Chair)

Mr. Ogunlesi is Chairman and Managing Partner of Global Infrastructure Management, LLC, a private equity firm with over $40.0 billion in assets under management and which invests worldwide in infrastructure assets in the energy, transport, and water and waste industry sectors. Prior to founding Global Infrastructure Management, Mr. Ogunlesi spent 23 years at Credit Suisse where he held senior positions, including Executive Vice Chairman and Chief Client Officer and prior to that Global Head of Investment Banking. Mr. Ogunlesi is currently the lead director on the board of directors of The Goldman Sachs Group, a position he has held since 2012, and Kosmos Energy Ltd., a position he has held since 2004. Mr. Ogunlesi holds a B.A. (First Class Honours) in Politics, Philosophy and Economics from Oxford University, a J.D. (magna cum laude) from Harvard Law School and an M.B.A. from Harvard Business School. Prior to joining Credit Suisse, he was an attorney with the New York law firm of Cravath, Swaine & Moore. From 1980 to 1981, he served as a Law Clerk to the Honorable Thurgood Marshall, Associate Justice of the United States Supreme Court.

Specific Qualifications, Attributes, Skills & Experience

Mr. Ogunlesi is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his prior service on the Callaway Board, his current executive officer position at Global Infrastructure Management, LLC, and his experience with investment banking, legal matters, corporate governance and executive compensation. Mr. Ogunlesi also has functional expertise in finance, international business, strategic planning, mergers and acquisitions and environmental, social and governance matters.

Linda B. Segre	Director
Age: 60 Director Since: 2015 Board Committees: Compensation (Chair), Nominating and Corporate Governance

Ms. Segre served as Executive Vice President, Chief Strategy and People Officer of Diamond Foods, Inc., a San Francisco-based, publicly-traded company that produced premium snack food and culinary nut products, from 2009 until its sale in February 2016. Ms. Segre first joined Diamond Foods in 2009 as Senior Vice President, Corporate Strategy. Before joining Diamond Foods, Ms. Segre served as Managing Director of Google.org and Vice President and Managing Director of The Boston Consulting Group’s San Francisco Office. From 1981 until 1985, Ms. Segre was a touring golf professional in the United States, Europe and Asia having won five tournaments including the Irish Open and the Reno Open. Ms. Segre is also a director and chairperson of the compensation committee of the board of directors of Mission Produce, Inc., a publicly traded company. Ms. Segre earned a B.A. degree with Academic Distinction in Economics and an MBA from Stanford University.

Specific Qualifications, Attributes, Skills & Experience

Ms. Segre is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to her extensive public company executive officer experience, her extensive knowledge of corporate strategy and the consumer products industry and the unique perspective regarding the golf business that she brings as a former professional golfer. Ms. Segre also has functional expertise in finance, investor relations, human resources, executive compensation, strategic planning, mergers and acquisitions and environmental, social and governance matters.

Anthony S. Thornley	Director
Age: 74 Director Since: 2004 Board Committees: Audit, Nominating and Corporate Governance

Mr. Thornley served as interim President and Chief Executive Officer of Callaway from June 2011 to March 2012. From 2002 to 2005, he served as President and Chief Operating Officer of QUALCOMM Incorporated, the San Diego-based company that pioneered and developed technologies used in wireless networks throughout much of the world. He previously served as QUALCOMM’s Chief Financial Officer beginning in 1994, while also holding titles of Vice President, Senior Vice President and Executive Vice President. Prior to joining QUALCOMM, Mr. Thornley worked for Nortel Networks for 16 years, serving in various financial and information systems management positions including Vice President of Public Networks, Vice President of Finance NT World Trade, and Corporate Controller Northern Telecom Limited. Before Nortel, Mr. Thornley worked for Coopers & Lybrand. Mr. Thornley also served as a board member of Transdel Pharmaceuticals, Inc. from 2007 to 2011 and Peregrine Semiconductor Corp. from 2010 to 2014. Mr. Thornley previously served as a board member of Cavium, Inc., from 2006 to 2018. Mr. Thornley received his degree in chemistry from Manchester University, England, and qualified as a chartered accountant.

Specific Qualifications, Attributes, Skills & Experience

Mr. Thornley is highly qualified, and was renominated, to serve on the Callaway Board, among other reasons, due to his prior service as interim President and Chief Executive Officer of Callaway, extensive experience with Callaway as a member of the Callaway Board as well as his prior executive and operational experience, his other public company board experience, and his experience with audit, corporate governance and executive compensation matters. He also has functional expertise in finance, accounting, human resources/compensation, technology, manufacturing, international business matters, research and development, strategic planning, consumer sales and marketing, mergers and acquisitions and environmental, social and governance matters.

Erik J. Anderson	Director Appointee
Age: 62

Mr. Anderson has served as Topgolf’s Executive Chairman and CEO and as a director since 2008. In this role, he has received numerous honors, including the Ernst & Young Entrepreneur of the Year Award. In 2018 and 2017 he was honored by Goldman Sachs as one of their Top 100 Most Intriguing Entrepreneurs. In 2019 and 2018 he was ranked by Golf Inc.as the No. 3 most powerful person in the golf industry after being ranked No. 8 in 2017. Mr. Anderson is Founder and CEO of WestRiver Group, which provides integrated capital solutions for the global innovation economy. He also serves as Executive Chairman of Singularity University, a global community using exponential technologies to tackle the world’s biggest challenges. From 1998 to 2002, Mr. Anderson was the Chief Executive Officer of Matthew G. Norton Co., a private investment company. In addition, he was a partner at the private equity firm of Frazier & Company, LP, and a Vice President at Goldman, Sachs & Co. Mr. Anderson served on the board of directors of Avista Corporation, a publicly traded electric and natural gas provider, from May 2001 to May 2019. Mr. Anderson has also served, and continues to serve, on the board of directors of various private companies, including several companies in the sports industry. Mr. Anderson received an M.S. and B.S. in Industrial Engineering from Stanford University in 1982 and a B.A. in Economics and Management Engineering from Claremont McKenna College in 1979.

Specific Qualifications, Attributes, Skills & Experience

Mr. Anderson is highly qualified to serve on the Callaway Board, among other reasons, due to his prior service as Executive Chairman and Chief Executive Officer of Topgolf, his extensive experience as a board member of numerous private companies, his other public company board experience, and his experience with audit, corporate governance and executive compensation matters. He also has functional expertise in finance, accounting, human resources/compensation, technology, international business matters, investor relations, strategic planning, and mergers and acquisitions.

Thomas Dundon	Director Appointee
Age: 49	Mr. Dundon has served as a member of the Topgolf Board since 2011. Mr. Dundon is the Founder and Managing Partner of Dundon Capital Partners LLC (“Dundon Capital Partners”), a Dallas-based private investment firm. Mr. Dundon also serves as Chief Executive Officer, Owner and Governor of the Carolina Hurricanes, a team in the National Hockey League. Prior to founding Dundon Capital Partners, Mr. Dundon served as the Chairman and Chief Executive Officer of Santander

Consumer USA, a publicly-traded consumer finance company, which he co-founded in 1995. Mr. Dundon has also served, and continues to serve, on the board of directors of various private companies, including OTO Development, a hotel development firm, since 2015, and majority owner of the Alliance of American Football (which filed for Chapter 7 bankruptcy protection in April 2019), since February 2019. Mr. Dundon received a bachelor’s degree in economics from the Southern Methodist University in 1993.

Specific Qualifications, Attributes, Skills & Experience

Mr. Dundon is highly qualified to serve on the Callaway Board, among other reasons, due to his prior service as a member of the Topgolf Board, his experience as a chairman and chief executive officer of a public company, as well as his prior executive and operational experience in the sports and entertainment industries and his experience with corporate governance matters. He also has functional expertise in finance, strategic planning, and mergers and acquisitions.

Scott Marimow	Director Appointee
Age: 41

Mr. Marimow has served as a member of the Topgolf Board since February 2016, where he has been Chairman of the Real Estate Committee and a member of the Compensation Committee. Mr. Marimow is a Managing Director at Providence Equity Partners, where he has led investments in the sports, entertainment and media sectors. Current and past portfolio companies include AutoTrader, EZLinks Golf, Hulu, Learfield Sports, Major League Soccer, Newport Television, RentPath, TAIT Towers and ZeniMax Media. Prior to joining Providence Equity Partners in 2004, Mr. Marimow was an analyst in the media investment banking group of Deutsche Bank. Mr. Marimow received a B.Sc. in Business Administration from the Wharton School of the University of Pennsylvania in 2002.

Specific Qualifications, Attributes, Skills & Experience

Mr. Marimow is highly qualified to serve on the Callaway Board, among other reasons, due to his prior service as a member of the Topgolf Board, his extensive experience as a board member of numerous private companies, and his knowledge of and executive and operational experience with sports, entertainment and media portfolio companies of Providence Equity Partners. He also has functional expertise in mergers and acquisitions, strategic planning, real estate finance and debt and equity capital markets.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS OF THE COMBINED COMPANY

In addition to the compensation arrangements (including employment, termination of employment and change in control arrangements) with Callaway’s directors and executive officers, and with the individuals to be appointed to the Callaway Board at the closing of the Merger, including those discussed in the sections titled “Management Following the Merger,” “Topgolf Director Compensation” and “Callaway Executive Compensation” beginning on page 223, 163 and 162, respectively, of this proxy statement/prospectus/consent solicitation, the following is a description of each transaction involving Callaway since January 1, 2017 and each currently proposed transaction in which:

•	Callaway has been or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of Callaway’s total assets, as applicable; and

•

any of Callaway’s directors, executive officers or holders of more than 5% of Callaway’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Callaway Transactions

For a discussion of certain relationships and related party transactions, see the section titled “Certain Relationships and Related Party Transactions” contained in Callaway’s Revised Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 27, 2020, which is incorporated by reference into this proxy statement/prospectus/consent solicitation. See the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

Topgolf Transactions

Topgolf Series H Preferred Offering

On September 24, 2020, Topgolf issued and sold to Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver, an aggregate of 13,289,370 shares of Topgolf Series H preferred stock in the Initial Series H Subscription, at a price of $10.00 per share, for aggregate purchase price of approximately $132.9 million.

The following table sets forth the aggregate number of shares of Topgolf Series H preferred stock acquired by Callaway, Providence, Dundon and WestRiver in the Initial Series H Subscription:

Participants (1)	Shares of Topgolf Series H Preferred Stock	Aggregate Purchase Price
		(in thousands)
Callaway (2)	1,463,770	$14,638
Providence (3)	1,972,840	$19,728
Dundon (4)	7,500,000	$75,000
WestRiver (5)	2,352,760	$23,528

(1)

Each of Providence, Dundon and WestRiver are beneficial owners of more than 5% of Topgolf stock and are expected to be beneficial owners of more than 5% of Callaway stock at the closing of the Merger. Pursuant to the Stockholders Agreement, each of Providence, Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

(2)	Mr. Brewer, a member of the Topgolf Board, is the President and CEO of Callaway.
(3)	Messrs. Michael Dominguez and Marimow, members of the Topgolf Board, are associated with Providence. Mr. Marimow is expected to be appointed to the Callaway Board at the closing of the Merger.
(4)

Reflects shares subscribed by DDFS Partnership LP. Mr. Dundon, a member of the Topgolf Board, is associated with DDFS Partnership LP, Dundon 2009 Gift Trust and American Endowment Foundation. Mr. Dundon is expected to be appointed to the Callaway Board at the closing of the Merger.

(5)

Includes (i) 1,803,050 shares of Topgolf Series H preferred stock purchased by TGP Investors, LLC for an aggregate purchase price of approximately $18 million, and (ii) 549,710 shares of Topgolf Series H preferred stock purchased by TGP Investors II, LLC for an aggregate purchase price of approximately $5.5 million. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC. Mr. Anderson is expected to be appointed to the Callaway Board at the closing of the Merger.

On October 29, 2020, Topgolf offered the Subsequent Series H Offerees the opportunity to participate in the Subsequent Series H Subscription at a price of $10.00 per share. The Subsequent Series H Offerees are entitled to subscribe for their pro rata portion of 4,710,630 shares of Topgolf Series H preferred stock in accordance with such Subsequent Series H Offeree’s stock ownership of Topgolf, on an as-converted basis, by notifying Topgolf on or before November 18, 2020 of their election to purchase such shares. The closing of the Subsequent Series H Subscription is expected to take place on November 23, 2020.

In addition, pursuant to the Initial Series H Subscription Agreements, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver have agreed to subscribe for the Series H Backstop Amount, up to a certain percentage as set forth in their respective subscription agreements. Under the Series H Subscription Agreement with Callaway, Callaway initially committed to subscribe for 25.28% of shares of Topgolf Series H preferred stock in the subscription of the Series H Backstop Amount, and, pursuant to a letter agreement and amendment by and among Callaway, Providence, a certain Topgolf stockholder affiliated with Dundon, and Topgolf (the “Series H Amendment Letter”), Providence and a certain Topgolf stockholder affiliated with Dundon agreed to assume Callaway’s commitment to subscribe to the Series H Backstop Amount, and Callaway’s commitment to subscribe to the Series H Backstop Amount was amended to zero. The Series H Backstop Amount is equal to the 4,710,630 shares of Topgolf Series H preferred stock made available but not subscribed for by the Subsequent Series H offerees. The closing of the subscription to the Series H Backstop Amount, if any, will occur as promptly as practicable following closing of the Subsequent Series H Subscription, but in any event, on or prior to December 31, 2020.

In addition to the proceeds of $132.9 million already received, Topgolf expects to receive additional proceeds of approximately $47.1 million for aggregate proceeds of $180.0 million in the Topgolf Series H Preferred Offering.

The following table sets forth the commitments to subscribe to the Series H Backstop Amount of Providence, Dundon and WestRiver:

Participants (1)	Percentage of Series H Backstop Amount
Providence (2)	46.72%
Dundon (3)	12.64%
WestRiver (4)	40.64%

(1)

Each of Providence, Dundon and WestRiver are beneficial owners of more than 5% of Topgolf stock and are expected to be beneficial owners of more than 5% of Callaway stock at the closing of the Merger. Pursuant to the Stockholders Agreement, each of Providence, Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

(2)

Pursuant to the Series H Subscription Agreement with Providence, Providence committed to subscribe for 34.08% of shares of Topgolf Series H preferred stock in the subscription of the Series H Backstop Amount. On October 27, 2020,

pursuant to the Series H Amendment Letter, the Providence commitment was amended to 46.72%. Messrs. Dominguez and Marimow, members of the Topgolf Board, are associated with Providence. Mr. Marimow is expected to be appointed to the Callaway Board at the closing of the Merger.
(3)

Reflects DDFS Partnership LP’s commitment. Pursuant to the Series H Subscription Agreements with DDFS Partnership LP, DDFS Partnership LP, committed to subscribe for zero shares of Topgolf Series H preferred stock in the subscription of the Series H Backstop Amount. On October 27, 2020, pursuant to the Series H Amendment Letter, the DDFS Partnership LP commitment was amended to 12.64%. Mr. Dundon, a member of the Topgolf Board, is associated with DDFS Partnership LP, Dundon 2009 Gift Trust and American Endowment Foundation. Mr. Dundon is expected to be appointed to the Callaway Board at the closing of the Merger.

(4)

Reflects commitments of TGP Investors, LLC and TGP Investors II, LLC of 31.14% and 9.50% of the Backstop Amount. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC. Mr. Anderson is expected to be appointed to the Callaway Board at the closing of the Merger.

Topgolf Notes and Exchange for Topgolf Series H Preferred Stock

On May 27, 2020, Topgolf entered into the Note Purchase Agreement with Callaway, Providence, DDFS Partnership LP, TGP Investors, LLC and TGP Investors II, LLC, as purchasers, and Wilmington Savings Fund Society, FSB, as purchaser representative, which provided for an initial issuance of $33.75 million aggregate principal amount of Topgolf Notes (which were issued at a $6.8 million discount) to the purchasers party thereto and, subject to receipt of additional commitments, potential additional issuances so long as that the aggregate principal amount of the Topgolf Notes outstanding thereunder (including any interest which is payable in kind with respect thereto) does not exceed $100.0 million plus the greater of $45.0 million and 45% of Consolidated EBITDA (as defined in the Note Purchase Agreement). See the section titled “Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Activities” beginning on page 215 of this proxy statement/prospectus/consent solicitation.

On or about September 24, 2020, the Initial Series H Offerees exchanged the Topgolf Notes for an aggregate of 3,440,943 shares of Topgolf Series H preferred stock (the “Topgolf Note Exchange”).

The following table sets forth the aggregate amount of Topgolf Notes exchanged for shares of Topgolf Series H preferred stock in the Topgolf Note Exchange by Callaway, Providence, Dundon and WestRiver:

Participants (1)	Shares of Topgolf Series H Preferred Stock	Aggregate Amount of Topgolf Notes
		(in thousands)
Callaway (2)	667,021	$6,670
Providence (3)	898,999	$8,990
Dundon (4)	802,127	$8,021
WestRiver (5)	1,072,796	$10,728

(1)

Each of Providence, Dundon and WestRiver are beneficial owners of more than 5% of Topgolf stock and are expected to be beneficial owners of more than 5% of Callaway stock at the closing of the Merger. Pursuant to the Stockholders Agreement, each of Providence, Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

(2)	Mr. Brewer, a member of the Topgolf Board, is the President and CEO of Callaway.
(3)	Messrs. Dominguez and Marimow, members of the Topgolf Board, are associated with Providence. Mr. Marimow is expected to be appointed to the Callaway Board at the closing of the Merger.
(4)

Reflects Topgolf Notes exchanged by DDFS Partnership LP. Mr. Dundon, a member of the Topgolf Board, is associated with DDFS Partnership LP, Dundon 2009 Gift Trust and American Endowment Foundation. Mr. Dundon is expected to be appointed to the Callaway Board at the closing of the Merger.

(5)

Includes (i) 821,630 shares of Topgolf Series H preferred stock received by TGP Investors, LLC for Topgolf Notes in aggregate amount of approximately $8.2 million, and (ii) 251,166 shares of Topgolf Series H preferred stock received by

TGP Investors II, LLC for Topgolf Notes in aggregate amount of approximately $2.5 million. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC. Mr. Anderson is expected to be appointed to the Callaway Board at the closing of the Merger.

Topgolf Series G Preferred Offering

In November 2019, Topgolf issued and sold to certain investors, including Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver, in a private placement, 6,666,686 shares of Topgolf Series G preferred stock at a price per share of $15.00, resulting in an aggregate purchase price of approximately $100.0 million.

The following table sets forth the aggregate number of shares of Topgolf Series G preferred stock acquired by Callaway, Providence, Dundon and WestRiver:

Participants (1)	Shares of Topgolf Series G preferred stock	Aggregate Purchase Price
		(in thousands)
Callaway (2)	1,193,100	$17,897
Providence (3)	1,608,033	$24,120
Dundon (4)	1,434,760	$21,521
WestRiver (5)	1,843,147	$27,647

(1)

Each of Providence, Dundon and WestRiver are beneficial owners of more than 5% of Topgolf stock and are expected to be beneficial owners of more than 5% of Callaway stock at the closing of the Merger. Pursuant to the Stockholders Agreement, each of Providence, Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

(2)	Mr. Brewer, a member of the Topgolf Board, is the President and CEO of Callaway.
(3)	Messrs. Dominguez and Marimow, members of the Topgolf Board, are associated with Providence. Mr. Marimow is expected to be appointed to the Callaway Board at the closing of the Merger.
(4)

Reflects shares subscribed by DDFS Partnership LP. Mr. Dundon, a member of the Topgolf Board, is associated with DDFS Partnership LP, Dundon 2009 Gift Trust and American Endowment Foundation. Mr. Dundon is expected to be appointed to the Callaway Board at the closing of the Merger.

(5)

Includes (i) 1,422,999 shares of Topgolf Series G preferred stock purchased by TGP Investors, LLC for an aggregate purchase price of approximately $21.3 million, and (ii) 420,148 shares of Topgolf Series G preferred stock purchased by TGP Investors II, LLC for an aggregate purchase price of approximately $6.3 million. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC. Mr. Anderson is expected to be appointed to the Callaway Board at the closing of the Merger.

Topgolf Series F Preferred Offering

Between November 2017 and January 2018, Topgolf issued and sold to certain investors, including Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver, in a private placement, an aggregate of 12,262,832 shares of Topgolf Series F preferred stock at a price per share of $13.8335, resulting in an aggregate purchase price of approximately $169.6 million.

The following table sets forth the aggregate number of shares of Topgolf Series F preferred stock acquired by Callaway, Providence, Dundon and WestRiver:

Participants (1)	Shares of Topgolf Series F preferred stock	Aggregate Purchase Price
		(in thousands)
Callaway (2)	1,445,766	$20,000
Providence (3)	1,301,189	$18,000
Dundon (4)	2,395,404	$33,137
WestRiver (5)	3,173,406	$43,899

(1)

Each of Providence, Dundon and WestRiver are beneficial owners of more than 5% of Topgolf stock and are expected to be beneficial owners of more than 5% of Callaway stock at the closing of the Merger. Pursuant to the Stockholders Agreement, each of Providence, Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

(2)	Mr. Brewer, a member of the Topgolf Board, is the President and CEO of Callaway.
(3)	Messrs. Dominguez and Marimow, members of the Topgolf Board, are associated with Providence. Mr. Marimow is expected to be appointed to the Callaway Board at the close of the Merger.
(4)

Reflects shares subscribed by DDFS Partnership LP. Mr. Dundon, a member of the Topgolf Board, is associated with DDFS Partnership LP, Dundon 2009 Gift Trust and American Endowment Foundation. Mr. Dundon is expected to be appointed to the Callaway Board at the closing of the Merger.

(5)

Includes (i) 821,131 shares of Topgolf Series F preferred stock purchased by TGP Investors, LLC for an aggregate purchase price of approximately $11.4 million, and (ii) 2,352,275 shares of Topgolf Series F preferred stock purchased by TGP Investors II, LLC for an aggregate purchase price of approximately $32.5 million. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC. Mr. Anderson is expected to be appointed to the Callaway Board at the closing of the Merger.

Topgolf Series E Preferred Stock Offering

Between June 2017 and February 2018, Topgolf issued and sold to certain investors, including Callaway, Providence and certain Topgolf stockholders affiliated with Dundon and WestRiver, in private placements, an aggregate of 639,916 shares of Topgolf Series E preferred stock at a price per share of $13.8335, resulting in an aggregate purchase price of approximately $8.9 million.

The following table sets forth the aggregate number of shares of Topgolf Series E preferred stock acquired by Callaway, Providence, Dundon and WestRiver:

Participants (1)	Shares of Topgolf Series E preferred stock	Aggregate Purchase Price
		(in thousands)
Callaway (2)	108,340	$1,499
Providence (3)	149,739	$2,071
Dundon (4)	126,677	$1,752
WestRiver (5)	170,191	$2,354

(1)

Each of Providence, Dundon and WestRiver are beneficial owners of more than 5% of Topgolf stock and are expected to be beneficial owners of more than 5% of Callaway stock at the closing of the Merger. Pursuant to the Stockholders Agreement, each of Providence, Dundon and WestRiver will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger.

(2)	Mr. Brewer, a member of the Topgolf Board, is the President and CEO of Callaway.
(3)	Messrs. Dominguez and Marimow, members of the Topgolf Board, are associated with Providence. Mr. Marimow is expected to be appointed to the Callaway Board at the closing of the Merger.
(4)

Reflects shares subscribed by DDFS Partnership LP. Mr. Dundon, a member of the Topgolf Board, is associated with DDFS Partnership LP, Dundon 2009 Gift Trust and American Endowment Foundation. Mr. Dundon is expected to be appointed to the Callaway Board at the closing of the Merger.

(5)

Reflects shares subscribed by TGP Investors, LLC. Mr. Anderson, Topgolf’s Executive Chairman, is associated with TGP Investors, LLC, TGP Investors II, LLC and TGP Advisors, LLC. Mr. Anderson is expected to be appointed to the Callaway Board at the closing of the Merger.

Callaway Preferred Partner Agreement

Topgolf is party to a preferred partner agreement (the “Preferred Partner Agreement”) with Callaway, which provides that Callaway will be the exclusive supplier of all golf clubs used or offered for use at Topgolf’s venues, all golf equipment, apparel, footwear, headwear, gloves or related items used or worn by staff, teachers or employees at Topgolf’s venues and all golf-related corporate gifts or promotional items associated with corporate gifts, in each case, at prices no less favorable than those paid by other similarly situated Callaway customers. Callaway also has a right of first refusal to provide any other golf-related products or services used or offered at Topgolf’s venues from time to time on an exclusive basis, provided that if Topgolf is able to obtain an offer from a bona fide third-party offeror, Callaway will be required to provide such products and services on substantially the same terms as such third-party offeror in order to exercise such right.

The Preferred Partner Agreement also provides Callaway with certain additional rights, including, among other things, certain consent rights concerning Topgolf’s ability to use or display the name, logo, advertisement or other design of a Callaway competitor in Topgolf’s venues outside the retail area. Topgolf is also required to carry and stock a commercially reasonable quantity and breadth of Callaway products that are in the aggregate equal to or greater than the quantity and breadth of any Callaway competitor’s products offered in the same retail area, and provide preferred positioning to such Callaway products and any related displays.

Topgolf paid approximately $1.5 million, $1.6 million and $3.1 million to Callaway during fiscal years 2017, 2018 and 2019, respectively, for retail inventory and rental club purchases. In addition, Topgolf received approximately $120,000 and $84,000 from Callaway during fiscal years 2018 and 2019, respectively, for promotion and entertainment events held at Topgolf’s venues.

The Preferred Partner Agreement will remain in effect until September 27, 2021, after which it will automatically renew for five additional five-year terms at Callaway’s discretion; provided that if, as of any renewal date, (i) Callaway is in material breach of the agreement, (ii) Callaway does not own, directly or indirectly, the same number of shares as it owned on December 31, 2006, or (iii) Callaway is not one of the top three companies in the United States based on its U.S. wholesale sales of golf clubs and balls, either Topgolf or Callaway will have the right to terminate the agreement upon written notice to the other party at least 90 days prior to the expiration of the then-current term. In addition, Callaway has the right to terminate the Preferred Partner Agreement upon 10 days’ written notice if Topgolf attempts to assign, sublicense or transfer the agreement or any of the benefits or rights therein or sell all or substantially all of Topgolf’s assets to any third party without the prior written consent of Callaway. Topgolf and Callaway each have the right to terminate the agreement (i) upon 10 days’ written notice to the other if such other party has materially breached any term of the agreement and fails to cure such breach within 30 days of receiving notice thereof, and (ii) immediately upon written notice to the other party in connection with the voluntary or involuntary bankruptcy of such other party or similar events.

Employer Direct Healthcare

Topgolf has engaged Employer Direct Healthcare, LLC (“Employer Direct”) to provide certain supplemental healthcare benefits to eligible participants enrolled in the self-funded health benefit plan. Certain investment funds controlled by Mr. Dundon own a majority ownership interest in Employer Direct. Topgolf paid approximately $0.1 million, $0.2 million and $0.4 million to Employer Direct during fiscal years 2017, 2018 and 2019, respectively, in connection with such engagement.

Investors’ Rights Agreement

On September 17, 2020, Topgolf entered into a fifth amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”) with certain Topgolf stockholders, including Callaway, Providence, Dundon, and certain Topgolf stockholders affiliated with WestRiver. The Investors’ Rights Agreement provides for certain registration rights relating to the registrable securities held by such investors, as well as certain restrictions and coordination requirements with respect to sales of Topgolf common stock. Subject to certain exceptions and limitations, in the event Topgolf issues additional equity securities or other securities that are or may become convertible or exchangeable into or exercisable for equity securities, the Investors’ Rights Agreement provides the investors party thereto with a right of first refusal to purchase up to that portion of such securities which equals the proportion that the shares of Topgolf common stock issued and held, or issuable upon the conversion and/or exercise of all shares of Topgolf convertible preferred stock and other derivative securities then held by such investor, bears to the total number of shares of Topgolf common stock then outstanding (assuming the conversion and/or exercise of all shares of convertible preferred stock and other derivative securities then outstanding). Any investors fully exercising such right will also have the right to purchase up to their pro rata share of any securities not purchased by other investors. The Investors’ Right Agreement will terminate as of the closing of the Merger.

Voting Agreement

On September 17, 2020, Topgolf entered into a sixth amended and restated voting agreement (the “Voting Agreement”) with certain Topgolf stockholders, including Callaway, Providence, Dundon and certain Topgolf stockholders affiliated with WestRiver. Pursuant to the Voting Agreement, Callaway, Providence, Dundon and certain Topgolf stockholders affiliated with WestRiver have certain designation rights with respect to the individuals to be elected to the Topgolf Board. The Voting Agreement will terminate as of the closing of the Merger.

Right of First Refusal and Co-Sale Agreement

On September 17, 2020, Topgolf entered into a fifth amended and restated right of first refusal and co-sale agreement (the “Right of First Refusal and Co-Sale Agreement”) with certain Topgolf stockholders, including Callaway, Providence, Dundon and certain Topgolf stockholders affiliated with WestRiver. Pursuant to the Right of First Refusal and Co-Sale Agreement, Topgolf has a right of first refusal in respect of certain sales of securities by the investors party thereto. To the extent Topgolf does not exercise such right in full, such investors are granted certain rights of first refusal and co-sale in respect of such sale. Pursuant to the Merger Agreement, Topgolf is required use reasonable best efforts to terminate the Right of First Refusal and Co-Sale Agreement as of the closing of the Merger.

Director Compensation

Please see the sections titled “Management Following the Merger—Non-Employee Directors” and “Topgolf Director Compensation” for information regarding the compensation of Topgolf’s directors and stock options granted to its directors.

Indemnification Arrangements

Pursuant to the Merger Agreement, Callaway and Topgolf are required to indemnify present and former directors and officers of Topgolf against any losses incurred in connection with any action arising out of or pertaining to matters existing or occurring at or prior to the Effective Time. In addition, for a period of six years following the Effective Time, Callaway and Topgolf are required to maintain provisions in Topgolf’s governing documents relating to indemnification and exoneration of officers and directors that are no less favorable in any material respect than the provisions of such governing documents as of the date of the Merger Agreement. Further, Callaway and Topgolf are required to obtain “tail” policies in favor of the indemnified persons, subject to the terms provided in the Merger Agreement. See the section titled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance.”

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, Callaway and each of the Support Stockholders entered into the Support Agreements, pursuant to which each Support Stockholder would agree to vote all of its respective shares of outstanding Topgolf stock in favor of the adoption of the Merger Agreement and approval of the Merger, unless the Topgolf Board changes its recommendation to its stockholders to adopt the Merger Agreement in accordance with the Merger Agreement. See the section titled “Agreements Related to the Merger—Support Agreements.”

Stockholders Agreement

Concurrently with the execution and delivery of the Merger Agreement, Callaway and each of the Support Stockholders entered into the Stockholders Agreement, pursuant to which each of the Support Stockholders (together with their successors and permitted transferees) will have the right to designate one person (for a total of three persons) to be appointed or nominated, as the case may be, for election to the Callaway Board for so long as such stockholder maintains beneficial ownership of 50% or more of the shares of Callaway common stock owned by them on the closing date of the Merger. For more information regarding this agreement, see the section titled “Agreements Related to the Merger—Stockholders Agreement.”

Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, Callaway and the Support Stockholders entered into the Registration Rights Agreement, pursuant to which after 180 days from the consummation of the Merger, the Support Stockholders will be entitled to have registered, in certain circumstances, the resale of shares of Callaway common stock received by them in connection with the Merger, subject to certain conditions set forth therein. The Registration Rights Agreement provides such holders with demand, “piggy-back” and shelf registration rights, subject to certain minimum threshold requirements and other customary conditions. For more information regarding the Registration Agreement, see the section titled “Agreements Related to the Merger—Registration Rights Agreement.”

Warrant Assumption Agreement

At the Effective Time, pursuant to the Warrant Assumption Agreement, the a warrant to purchase shares of Series E preferred stock of Topgolf (the “Topgolf Series E Warrant”) will be assumed by Callaway and will be converted into the right to receive a number of shares of Callaway common stock equal to the product of (i) the number of shares of Topgolf Series E preferred stock in respect of which such Topgolf Series E Warrant was exercisable immediately prior to the Effective Time in accordance with the terms thereof multiplied by (ii) the Equity Award Exchange Ratio. The exercise price for such Topgolf Series E Warrant following the Effective Time will be a price equal to the quotient of (i) the exercise price for shares of Series E preferred stock under the Topgolf Series E Warrant as of immediately prior to the Effective Time in accordance with the terms thereof divided by (ii) the Equity Award Exchange Ratio. For more information regarding these agreements, see the section titled “The Merger Agreement—Treatment of Topgolf Warrant.”

COMPARISON OF RIGHTS OF HOLDERS OF CALLAWAY CAPITAL STOCK AND TOPGOLF CAPITAL STOCK

If the Merger is completed, Topgolf stockholders will receive shares of Callaway common stock, pursuant to the terms of the Merger Agreement. Following the Merger, holders of Callaway common stock will continue to own the shares of Callaway common stock that such holders owned prior to the Merger, subject to the same rights as prior to the Merger, except that their shares of Callaway common stock will represent an interest in Callaway that also reflects the ownership and operation of the Topgolf business.

Callaway and Topgolf are both incorporated under the laws of the State of Delaware. The rights of Callaway stockholders and Topgolf stockholders are generally governed by the DGCL. Upon completion of the Merger, Topgolf stockholders will become Callaway stockholders, and their rights will be governed by the DGCL, the Callaway Charter and the Callaway Bylaws.

The material differences between the current rights of Topgolf stockholders under the Topgolf Charter and Topgolf Bylaws and their rights as Callaway stockholders, after the Merger, under the Callaway Charter and Callaway Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Callaway or Topgolf before the Merger and being a Callaway stockholder following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 264 of this proxy statement/prospectus/consent solicitation.

Callaway	Topgolf

Organizational Documents
The rights of Callaway stockholders are governed by the Callaway Charter, the Callaway Bylaws and the DGCL.

The rights of Topgolf stockholders are governed by the Topgolf Charter, the Topgolf Bylaws and the DGCL.

Additionally, certain rights of Topgolf stockholders are governed by the Voting Agreement, the Right of First Refusal and Co-Sale Agreement and the Investors’ Rights Agreement.

Authorized Capital Stock

Callaway is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Callaway is authorized to issue is 243,000,000, of which 240,000,000 shares are common stock, par value $0.01 per share, and 3,000,000 shares are preferred stock, par value $0.01 per share. Of the authorized shares of preferred stock, 240,000 shares are designated Series A Junior Participating Preferred Stock (“Series A Preferred Stock”).

The number of authorized shares of any series of Callaway preferred stock may be increased (but not above the number of authorized shares of the class) or decreased (but not below the number of shares thereof

Topgolf is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Topgolf is authorized to issue is 387,297,188, of which 200,000,000 shares are common stock, par value $0.00001 per share, and 187,297,188 shares are preferred stock, par value $0.00001 per share (as further described below).

At any time when any share of preferred stock are outstanding, Topgolf may not, without (in addition to any other vote required by the DGCL or the Topgolf Charter) first obtaining the approval of the holders of a majority of the outstanding shares of preferred stock (voting as a single class and on an as-converted

Callaway	Topgolf
then outstanding) by the Callaway Board subsequent to the issuance of shares of such series. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of Common Stock, subject to the provisions of Section 242(b)(2) of the DGCL.

basis), create or authorize the creation of, or issue or obligate itself to issue shares of any additional class or series or capital stock, or increase the authorized number of shares of preferred stock or increase the authorized number of shares of any additional class or series of capital stock.

The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required by the terms of the Topgolf Charter) the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of Topgolf entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Common Stock

Callaway’s authorized common stock consists of 240,000,000 shares of common stock.

Each holder of a share of Callaway common stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.

Topgolf’s authorized common stock consists of 200,000,000 shares of common stock.

Each holder of a share of Topgolf common stock is entitled to one vote for each such share held at all meetings of stockholders (and written actions in lieu of meetings), except, other than as required by law, on any amendment to the Topgolf Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the Topgolf Charter or the DGCL. The rights of holders of common stock set forth in the Topgolf Charter may not be amended, altered or repealed in a manner that adversely affects the powers, preferences or rights of the common stock without an affirmative vote of the holders of a majority of the issued common stock.

Preferred Stock

Callaway’s authorized preferred stock consists of 3,000,000 shares of preferred stock. Of the preferred stock, 240,000 shares are designated Series A Preferred Stock. No shares of Series A Preferred Stock are currently outstanding.

Subject to the adjustment provision set forth in the Callaway Charter, any holders of Series A Preferred, if and when issued, will be entitled to 1,000 votes per share of Series A Preferred Stock on all matters submitted to a vote of the Callaway stockholders.

Topgolf’s authorized preferred stock consists of 4,779,041 shares are designated Series A-1 Convertible Preferred Stock (“Series A-1 preferred stock”); 980,103 shares are designated Series A-2 Convertible Preferred Stock (“Series A-2 preferred stock”); 7,835,329 shares are designated Series B Convertible Preferred Stock (“Series B preferred stock”); 19,361,313 shares are designated Series C-1 Convertible Preferred Stock (“Series C-1 preferred stock”); 85,000,000 shares are designated Series C-2 Convertible Preferred Stock (“Series C-1 preferred stock”); 28,800,000 shares are designated Series E

Callaway	Topgolf

Convertible Preferred Stock (“Series E preferred stock”); 12,374,715 shares are designated Series F Convertible Preferred Stock (“Series F preferred stock”); 6,666,687 shares are designated Series G Convertible Redeemable Preferred Stock (“Series G preferred stock”); and 21,500,000 shares are designated Series H Convertible Redeemable Preferred Stock (“Series H preferred stock”).

At any time when shares of Topgolf preferred stock are outstanding, Topgolf shall not, without the written consent of 60% of the then outstanding shares of Topgolf preferred stock (voting together as a single class and on an as-converted basis): (a) liquidate, dissolve or wind-up the business and affairs of Topgolf, or effect any Deemed Liquidation Event (as defined in the Topgolf Charter), (b) acquire, merge or consolidate with or into any corporation or other entity, or purchase all or substantially all of the assets of any corporation or other entity, or permit any subsidiary to do the foregoing, or (c) sell, lease, license or otherwise dispose of all or substantially all of the assets of Topgolf (in a single transaction or a series of related transactions).

At any time when shares of Topgolf preferred stock are outstanding, Topgolf shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of the holders of a majority of the then outstanding shares of Topgolf preferred stock (voting together as a single class and on an as-converted basis): (a) amend, alter or repeal any provision of the Topgolf Charter or Topgolf Bylaws in a manner that adversely affects the powers, preferences or rights of Topgolf preferred stock, (b) create, or authorize the creation of, or issue or obligate Topgolf to issue shares of, any additional class or series of capital stock, or increase the authorized number of shares of Topgolf preferred stock or increase the authorized number of shares of any additional class or series of capital stock, (c) reclassify, alter or amend any existing security of Topgolf, (d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, shares of Topgolf’s capital stock other than in the case of certain permitted exceptions, (e) borrow money or enter into capital lease obligations other than in the ordinary course of business, create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any

Callaway	Topgolf

subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of Topgolf and its subsidiaries for borrowed money following such action would exceed $1,000,000, other than equipment leases or bank lines of credit, unless such debt incurrence or other obligation has received the prior approval of the Topgolf Board, (f) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by Topgolf, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of Topgolf, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary, or (g) increase the number of shares available for grant under Topgolf’s existing stock option plan or approve any new equity incentive plan, unless such increase or approval has received the prior approval of Topgolf’s board of directors.

Consent Rights of Each Class of Preferred Stock. The rights of each series of Topgolf preferred stock may not be amended, waived, altered or repealed in a manner that adversely affects the powers, preferences or rights such class of stock without the respective written consent or affirmative vote of the holders of a majority of issued stock of such class of Topgolf preferred stock (or in the case of Topgolf Series C-2 preferred stock, 80% of issued shares of Topgolf Series C-2 preferred stock).

Consent Rights of Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock and Series H Preferred Stock. In order to purchase, redeem or pay or declare dividends or make any distributions on shares of Topgolf capital stock that are junior to the Topgolf Series E preferred stock, Topgolf Series F preferred stock, Topgolf Series G preferred stock or Topgolf Series H preferred stock, as applicable, (or, in the case of Topgolf Series E preferred stock, create, or authorize the creation of, or issue or obligate Topgolf to issue, additional shares of Topgolf Series C-2 preferred stock, Topgolf Series E preferred stock, Topgolf Series F preferred stock, Topgolf Series G preferred stock or Topgolf Series H preferred stock or any additional class or series of capital stock ranking senior or pari passu to the Topgolf Series E preferred stock), Topgolf must obtain the written consent or affirmative vote of the

Callaway	Topgolf

holders of a majority of issued stock of such class of Topgolf preferred stock.

Redemption Rights. The holders of Topgolf’s Series E preferred stock, Series F preferred stock, Series G preferred stock and Series H preferred stock have certain redemption rights under the Voting Agreement. See Note 13 to Topgolf’s audited consolidated financial statements and Note 11 to Topgolf’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus/consent solicitation.

Number and Qualification of Directors
The Callaway Board shall consist of not less than 6 nor more than 15 members, with the exact number to be determined by a resolution of the Callaway Board. Following the Merger, the number of directors of Callaway will be set at 13. A substantial majority of the directors shall be independent as determined by the Callaway Board or as otherwise required by law, regulation or listing standard of the NYSE.

The Topgolf Bylaws provide that the Topgolf Board consists of 7 directors plus, until the earliest of his death, resignation, or valid removal (as further described below), Steven Panagos.

The Topgolf Bylaws provide that any amendment to change the number of directors shall be made by the affirmative vote of Topgolf stockholders holding at least 80% of the capital stock (voting together as a single class and on an as-converted basis). However, under the terms of the Voting Agreement, any amendment to increase the number of directors may only be made by written consent of Topgolf preferred stockholders representing a majority of the shares of common stock issuable upon conversion of the then-outstanding shares of preferred stock.

Structure of Board of Directors; Term of Directors; Election of Directors
Directors are nominated in accordance with the Callaway Bylaws and elected at each annual stockholder meeting to hold office until the next annual meeting. Each director shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified.

Directors are nominated in accordance with the Topgolf Bylaws and the Voting Agreement, to hold office for the term for which they are elected and until their successors are elected (as further described below) and qualified, or until their resignation, death or valid removal (as further described below).

Each party to the Voting Agreement agrees to vote in such a manner so as to ensure the following directors shall be elected:

•   one individual designated by DDFS Partnership, LP, for so long as DDFS Partnership, LP or its affiliates is the holder of at least 12.5% of shares;

•   one individual designated by TGP Investors, LLC, for as long as TGP Investors, LLC or its affiliates collectively hold at least 12.5% of shares;

Callaway	Topgolf

•   one individual designated by Callaway, for as long as Callaway or its affiliates is the holder of at least 12.5% of shares;

•   two individuals designated by Providence, for as long as Providence or its affiliates hold at least 50% of the Series E preferred stock issued to it, or shares issued on conversion of such Series E preferred stock, or one individual designated Providence for as long as Providence or its affiliates hold at least 25% but less than 50% of the Series E preferred stock issued to it, or shares issued on conversion of such Series E preferred stock;

•   the remaining directors shall be designated by the directors representing the holders of a majority of the shares of preferred stock (voting together as a single class and on an as-converted basis).

Removal of Directors
In accordance with the DGCL, any individual director may be removed from office at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Subject to the special rights of the stockholders of one or more series of Topgolf preferred stock to elect directors under the Voting Agreement, or except as otherwise provided by the DGCL, the Topgolf Bylaws provide that the Topgolf Board or any individual director may be removed from office at any time, with or without cause, except that (i) no director shall be removed at a stockholder meeting unless the meeting notice states that a purpose of the meeting is to vote upon the removal of said director or directors, and only said director or directors may be removed at such meeting.

Under the terms of the Voting Agreement, no director elected by Callaway, Providence, Dundon and certain Topgolf stockholders affiliated with WestRiver pursuant to the Voting Agreement (as further described above) may be removed other than for cause unless directed by the applicable Topgolf stockholder entitled to designate that director under the Voting Agreement or the applicable Topgolf stockholder originally entitled to such designation is no longer so entitled.

Vacancies on the Board of Directors
Any director may resign at any time upon notice in writing or electronic transmission to the chairman of the Callaway Board, the President of Callaway, the Secretary of Callaway or Callaway Board. Unless such resignation specifies a future time of effectiveness, it	Except as set forth in the Voting Agreement, the Topgolf Bylaws provide that any vacancy on the Topgolf Board, and any directorship to be filled by reason of an increase in the number of directors on the Topgolf Board, may be filled by election at an

Callaway	Topgolf

shall be effective at the time of notice. If the resignation of a director is effective at a future time, the Callaway Board may elect a successor to take office when the resignation becomes effective.

All vacancies may be filled by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director; provided that if, under the Callaway Charter, the holders of a series or class of capital stock are entitled to elect one or more directors, vacancies of such series or class may be filled by a majority of the directors elected by such series or class then in office.

annual stockholder meeting or special meeting of the Topgolf stockholders called for that purpose.

Any director may resign at any time upon notice in writing to chairperson of the Topgolf Board, the President of Topgolf, the Chief Executive Officer of Topgolf or the Secretary of Topgolf. Such resignation will be effective upon receipt, unless a future effective date is set forth in the notice. If a director resigns, or the death of a director creates a vacancy, the Topgolf Board by a majority vote may appoint a successor to serve until a new director is elected at the next annual stockholder meeting or a special meeting called for that purpose.

If a director is removed at a stockholder meeting (as further described above), a new director may be elected at the same meeting for the unexpired term of the removed director. If the Topgolf stockholders fail to elect a new director at the same meeting, the Topgolf Board, by majority vote and subject to the applicable provisions of any stockholder agreement, may appoint a successor until a new director is elected at the next annual stockholder meeting or a special meeting called for that purpose.

Stockholder Action by Written Consent
Unless otherwise provided by the Callaway Charter and in accordance with the Callaway Bylaws, any action which may be taken at an annual or special meeting of stockholders may be taken without a meeting and without a vote if a consent in writing is signed by the holders of outstanding shares constituting not less than the required number of votes necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voting.	Unless otherwise provided by the Topgolf Charter, and except in relation to voluntary dissolution, any action that shall be taken at a meeting of stockholders may be taken without a meeting and without a vote if a consent in writing is signed by the holders of outstanding shares constituting not less than the required number of votes necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voting.

Quorum
The holders of a majority in voting power of the capital stock issued, outstanding and entitled to vote thereat, and present in person or represented by proxy constitute a quorum at all stockholder meetings except as otherwise provided by law or the Callaway Charter.	Unless otherwise provided by law or the Topgolf Charter, a majority of the shares of stock entitled to vote on a matter represented in person or by proxy, will constitute a quorum for the consideration of such matter at a meeting of the stockholders; provided that in no event shall a quorum consist of less than one-third of the outstanding shares entitled to so vote.

Special Meetings of Stockholders
Special meetings of stockholders may be called at any time by the Callaway Board, the chairman of the Callaway Board or by the President of Callaway. The Callaway Board may postpone, recess, reschedule or	Special meetings of stockholders may be called by the President of Topgolf, the Chief Executive Officer of Topgolf, the Topgolf Board or by the holders of not less than one-fifth of the outstanding shares

Callaway	Topgolf
cancel any previously-scheduled special meeting. Only business that has been brought before the special meeting pursuant to Callaway’s notice of meeting may be conducted.	entitled to vote on the matter for which the meeting is called. The party calling the special meeting will determine the time and place of such special meeting, so long as it is within the same county as Topgolf’s principal place of business.

Notice of Stockholder Meetings
Notice of all meetings of stockholders is to be given in writing or by electronic transmission in the manner provided by the DGCL and the Callaway Bylaws, stating the place, date and hour of the meeting; in the case of an annual meeting, the matters which the Callaway Board intends to present for action by the stockholders; in the case of a special meeting, the purpose or purposes of the meeting; and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. Unless otherwise required by applicable law, such notice is to be given not less than ten nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.	Notice of all meetings of stockholders is to be given in writing in the manner provided by law and the Topgolf Bylaws, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes of the meeting. Such notice is to be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting. However, in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than 20 nor more than 60 days’ notice is required.

Requirements for Stockholder Proposals
At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in the notice of meeting given by or at the direction of the Callaway Board, (ii) if not specified in the notice of meeting, otherwise brought before the meeting by the Callaway Board or the chairman of the Callaway Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a beneficial owner of shares of Callaway both at the time of giving the notice provided for in this paragraph and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the applicable provisions of the Callaway Bylaws in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Exchange Act. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to the Callaway Bylaws, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders.	The Topgolf Charter and Topgolf Bylaws are silent on the requirements for stockholder proposals.

Callaway	Topgolf

Nominations of any persons for election to the Callaway Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Callaway Board including by any committee or persons authorized to do so by the Callaway Board or the Callaway Bylaws, or (ii) by a stockholder present in person who (A) was a beneficial owner of shares of the corporation both at the time of giving the notice provided for in the applicable provisions of the Callaway Bylaws and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) complied with the applicable provisions of the Callaway Bylaws as to such notice and nomination.

Amendment of Certificate of Incorporation

Callaway reserves the right to alter, amend, repeal or rescind any provisions contained in the Callaway Charter. Notwithstanding this, the Callaway Charter shall not be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of a majority of the outstanding shares of Series A Stock (voting separately as a class).

Notwithstanding any other provisions of the Callaway Charter, the Callaway Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend the Callaway Charter pursuant to Section 242 of the DGCL.

The affirmative vote of holders of a majority of the outstanding shares of preferred stock (voting together as a single class on an as-converted basis) is required to amend, alter or repeal any provision of the Topgolf Charter in a manner adversely affecting the powers, preferences or rights of preferred stock.

Further, the Topgolf Charter may not be amended, altered or repealed in a manner that adversely affects the powers, preferences or rights of Topgolf’s common stock without the affirmative vote of holders of a majority of the issued shares of common stock. Additionally, the Topgolf Charter may not be amended, altered or repealed in a manner that adversely affects the powers, preferences or rights of any series of Topgolf’s preferred stock without the affirmative vote of the required number of holders of the applicable series of preferred stock required to amend, waive, alter or repeal the rights of that particular series as set forth in the Topgolf Charter and further described in “—Preferred Stock.”

Notwithstanding any other provisions of the Topgolf Charter, the Topgolf Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend the Topgolf Charter pursuant to Section 242 of the DGCL.

Amendment of Bylaws
The Callaway Bylaws may be adopted, amended or repealed by a majority of the stockholders entitled to vote. Additionally, the Callaway Board is expressly authorized to make, repeal, alter, amend or rescind the Callaway Bylaws.	The Topgolf Charter provides that the affirmative vote of a majority of the shares of the outstanding preferred stock is required to amend, alter or repeal any provision of the Topgolf Bylaws in a manner that

Callaway	Topgolf

adversely affects the powers, preferences or rights of the preferred stock.

The Topgolf Bylaws provide that the affirmative vote of holders of at least 67% of the common stock and preferred stock (voting together as a single class and on an as-converted basis) is required to amend the Topgolf Bylaws; provided, however, that the Topgolf Bylaws may not be amended in a manner adversely affecting the powers, preferences or rights of a particular class without an affirmative vote of holders of at least 67% of the issued shares of such class.

Limitation on Director Liability
The liability of Callaway directors for monetary damages for breach of fiduciary duties is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Callaway will be eliminated or limited to the fullest extent permitted by applicable law as so amended.	The Topgolf Charter provides that liability of the Topgolf directors for monetary damages for breach of fiduciary duties is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Topgolf will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Indemnification

To the maximum extent and in the manner permitted by the DGCL, Callaway shall indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts actually and reasonably incurred in connection with any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, including any settlement thereof, in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of Callaway.

Callaway is required to indemnify a director or officer in connection with an action, suit or proceeding initiated by such director or officer only if the initiation was authorized by the Callaway Board.

To the full extent permitted by the DGCL, the Topgolf Charter provides that each person who was or is a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer, employee or agent of Topgolf or is or was serving at Topgolf’s request as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, Topgolf’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

However, Topgolf shall not indemnify such person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Topgolf to procure a judgment in its favor with respect to any claim issue or matter as to which such person has been adjudged to have been liable to Topgolf, unless, and only to the extent the court hearing such action or suit shall

Callaway	Topgolf
determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Conversion Rights
The Callaway Charter authorizes the Callaway Board to fix or alter conversion rights of any wholly unissued series of preferred stock. The Series A Preferred Stock is not convertible.

The Topgolf Charter provides that holders of shares of preferred stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms of the Topgolf Charter.

In addition, the Topgolf Charter provides for the mandatory conversion of preferred stock into common stock upon the closing of a firm-commitment underwritten public offering at thresholds and price triggers specified in the Topgolf Charter.

Right of First Refusal
Callaway does not have a right of first refusal in place.	Pursuant to the Right of First Refusal and Co-Sale Agreement, certain investors party to the Right of First Refusal and Co-Sale Agreement (each an “Investor”) wishing to transfer any shares of capital stock must first provide Topgolf with the right to purchase such shares. In such an event, if Topgolf does not elect to exercise its right of first refusal in full, any Investor has a secondary right of first refusal to purchase all or any portion of the shares of capital stock which are proposed for sale or transfer by another Investor.

Right of Co-Sale
Callaway does not have a right of co-sale in place.	Pursuant to the Right of First Refusal and Co-Sale Agreement, each Investor has a right of co-sale with respect to any capital stock proposed to be transferred or sold by any other Investor which is not earlier purchased by Topgolf by exercise of its right of first refusal (as further described above) or by any Investor by exercise of their secondary right of first refusal (as further described above).

Preemptive Rights
Callaway stockholders do not have preemptive rights. Thus, if additional shares of Callaway common stock are issued, the current holders of Callaway common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	The Topgolf Charter and Topgolf Bylaws do not provide Topgolf stockholders with preemptive rights. Thus, if additional shares of Topgolf common stock or preferred stock are issued, the current holders of Topgolf common stock and preferred stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock and preferred

Callaway	Topgolf

stock to the extent that they do not participate in the additional issuance.

However, pursuant to the Investors’ Rights Agreement if Topgolf proposes to offer or sell new equity securities, Topgolf shall first offer such securities to certain holders of common stock or preferred stock of Topgolf. Each of such Topgolf stockholders will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such Topgolf stockholder prior to such offering.

Distributions to Stockholders

Dividends upon Callaway capital stock, subject to the provisions of the Callaway Charter and applicable law, if any, may be declared by the Callaway Board.

Series A Preferred Stockholders are entitled to receive, when, as and if declared by the Callaway Board, quarterly dividends payable in cash at the times and subject to the adjustment set forth in the Callaway Charter. Under the Callaway Charter, Callaway may not declare any dividend on shares of common stock unless it concurrently declares a dividend on the Series A Preferred Stock, and may not declare or pay dividends on any shares ranking junior or equal to Series A Preferred Stock until such Series A Preferred Stock quarterly dividends as have been declared have been paid.

The Topgolf Charter provides that Topgolf will not declare, pay or set aside any dividends on shares of any other of its class or series of capital stock (other than dividends on shares of common stock payable in shares of common stock) unless (in addition to obtaining any consents required by the Topgolf Charter) the holders of preferred stock then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount as set forth in the Topgolf Charter.

Moreover, at any time when shares of preferred stock are outstanding, without the affirmative vote of the holders of a majority of the outstanding shares of preferred stock (voting together as a single class and on an as-converted basis), Topgolf may not declare or pay dividends on shares of capital stock except as expressly authorized in the Topgolf Charter.

Furthermore, in order to purchase, redeem or pay or declare dividends or make any distributions on shares of Topgolf capital stock that are junior to the Topgolf Series E preferred stock, Topgolf Series F preferred stock, or Topgolf Series G preferred stock or Topgolf Series H preferred stock, as applicable, Topgolf must obtain the written consent or affirmative vote of the holders of a majority of issued stock of such class of Topgolf preferred stock.

Exclusive Forum
Unless Callaway consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”) will be the sole and exclusive forum for any stockholder of Callaway (including any beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Callaway; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other	The Topgolf Bylaws provide that unless Topgolf consents in writing to the selection of an alternative forum, the Delaware Court of Chancery shall be the sole and exclusive forum for any stockholder of Topgolf to bring (i) any derivative action or proceeding brought on behalf of Topgolf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of

Callaway	Topgolf

employee of Callaway to Callaway or Callaway stockholders; (iii) any action asserting a claim against Callaway arising pursuant to any provision of the DGCL, the Callaway Charter or the Callaway Bylaws; or (iv) any action asserting a claim against Callaway governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Delaware Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Callaway will be deemed to have notice of and to have consented to the forum selection provision of the Callaway Charter.

If any action, the subject matter of which is within the scope of the forum selection provision of the Callaway Bylaws, is filed in a court other than the Delaware Court of Chancery (a “Callaway Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Delaware Court of Chancery in connection with any action brought in any such court to enforce the first sentence of this Section and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Callaway Foreign Action as agent for such stockholder.

Topgolf to Topgolf or Topgolf stockholders; (iii) any action asserting a claim against Topgolf arising pursuant to any provision of the DGCL, the Topgolf Charter or the Topgolf Bylaws; or (iv) any action asserting a claim against Topgolf governed by the internal affairs doctrine, except as to each of (i) through (iv) above, for any claim as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Delaware Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Topgolf will be deemed to have notice of and to have consented to the forum selection provision of the Topgolf Bylaws.

If any action, the subject matter of which is within the scope of the first sentence of the foregoing paragraph, is filed in a court other than the Delaware Court of Chancery (a “Topgolf Foreign Action”) the name of any Topgolf stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Delaware Court of Chancery in connection with any action brought in any such court to enforce the first sentence of the foregoing paragraph and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Topgolf Foreign Action as agent for such stockholder.

Registration Rights
Callaway does not have registration rights in place.	Under the Investors’ Rights Agreement, certain holders of Topgolf preferred stock that are party to the Investors’ Rights Agreement have certain registration rights, including the right to demand that Topgolf file a registration statement (so-called “demand” registration rights), or request that their shares be covered by a registration statement that Topgolf is otherwise filing (so-called “piggyback” registration rights).

BENEFICIAL OWNERSHIP OF CALLAWAY’S SECURITIES

For a discussion of beneficial ownership of Callaway’s securities, see the section titled “Beneficial Ownership of the Company’s Securities” contained in Callaway’s Revised Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 27, 2020, which is incorporated by reference into this proxy statement/prospectus/consent solicitation. See the section titled “Where You Can Find More Information” beginning on page 263 of this proxy statement/prospectus/consent solicitation.

BENEFICIAL OWNERSHIP OF TOPGOLF’S SECURITIES

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of Topgolf common stock and Topgolf preferred stock at                     ,                      for:

•	all of Topgolf’s current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of outstanding Topgolf stock.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, Topgolf believes, based on the information furnished to it, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.

Beneficial ownership prior to the completion of the Merger is based on                      outstanding shares of Topgolf common stock and              outstanding shares of Topgolf preferred stock as of                     ,                     , consisting of approximately 3,049,672 shares of Topgolf Series A-1 preferred stock, 642,896 shares of Topgolf Series A-2 preferred stock, 7,428,982 shares of Topgolf Series B preferred stock, 19,053,685 shares of Topgolf Series C-1 preferred stock, 71,953,131 shares of Topgolf Series C-2 preferred stock, 27,869,188 shares of Topgolf Series E preferred stock, 12,297,662 shares of Topgolf Series F preferred stock, 6,666,686 shares of Topgolf Series G preferred stock, and              shares of Topgolf Series H preferred stock.

In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Topgolf common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of                     ,                      are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless noted otherwise, the address of all listed stockholders is 8750 N. Central Expressway, Suite 1200, Dallas, Texas 75231.

Beneficial Ownership
Name of Beneficial Owner	Number of shares of Topgolf common stock	Number of shares of Topgolf preferred stock	Percent of Topgolf Stock (on an as- converted basis)
Topgolf 5% or Greater Stockholders:
WestRiver (1)
Providence (2)
Dundon (3)
Callaway (4)
Ardara US Direct Investment Inc. (5)
GPB Recovery Capital, LLC (6)
Topgolf Directors and Executive Officers:
Dolf Berle (7)
William Davenport (8)
YuChiang Cheng (9)
Ben Sharpe (10)
Steve Paganos
Erik J. Anderson (1)
Troy Alstead (11)
Oliver G. (Chip) Brewer III (4)
Michael Dominguez (2)
Thomas Dundon (3)
Scott Marimow (2)
All executive officers and directors as a group (11 persons)

*	Less than 1%.

APPRAISAL RIGHTS

Callaway stockholders are not entitled to appraisal rights in connection with the Merger under the DGCL.

Topgolf stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

Under Section 262 of the DGCL, if a Topgolf stockholder does not wish to accept the Merger Consideration provided for in the Merger Agreement, does not consent to the adoption of the Merger Agreement, and complies with the requirements for perfecting and preserving appraisal rights specified in Section 262 of the DGCL, and the Merger is consummated, such stockholder has the right to seek appraisal of his, her or its shares of Topgolf stock and to receive payment in cash for the fair value of his, her or its shares of Topgolf stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of Topgolf stock. These rights are known as appraisal rights under Delaware law. The “fair value” of such shares of Topgolf stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the Merger Consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of Topgolf stock under the terms of the Merger Agreement. Stockholders of Topgolf who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Failure to strictly comply with such procedures in a timely and proper manner will result in the loss of appraisal rights under Delaware law. Stockholders of Topgolf who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the Merger Agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under Section 262 of the DGCL that a Topgolf stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not intended to be a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex F to this proxy statement/prospectus/consent solicitation. Annex F should be reviewed carefully by any Topgolf stockholder who wishes to exercise appraisal rights or to preserve the ability to do so, as failure to comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of Topgolf stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Topgolf stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that if the Merger is approved by a written consent of stockholders in lieu of a meeting of stockholders, each of the stockholders entitled to appraisal rights must be given notice of the approval of the Merger and that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the Merger is approved and no later than 10 days after the Effective Time. Only those Topgolf stockholders who did not submit a written consent adopting the Merger Agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice will be given by Topgolf. If given on or after the Effective Time, the notice must also specify the Effective Time; otherwise, a supplementary notice will provide this information. This proxy statement/prospectus/consent solicitation is not intended to constitute such a notice. If you want to demand appraisal of your Topgolf stock, do not send in your demand before the date of such notice because a demand for appraisal made prior to the date of giving such notice may not be effective to perfect your rights.

Following Topgolf’s receipt of sufficient written consents to adopt the Merger Agreement, Topgolf will send all non-consenting Topgolf stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents and the availability of appraisal rights. A Topgolf stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all Topgolf stockholders now so you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the Merger Agreement. As described below, you must also continue to hold your shares for which you are demanding appraisal through the Effective Time.

If you elect to demand appraisal of your shares of Topgolf stock, you must, within 20 days after the date of giving the notice of appraisal rights, make a written demand for the appraisal of your shares of Topgolf stock to Topgolf, at the specific address which will be included in the notice of appraisal rights. A demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of giving such notice may not be effective to perfect your appraisal rights.

A Topgolf stockholder wishing to exercise appraisal rights must hold of record the shares of Topgolf stock on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record the shares of Topgolf stock through the Effective Time. Appraisal rights will be lost if your shares of Topgolf stock are transferred prior to the Effective Time. If you are not the stockholder of record, you will need to follow special procedures as summarized further below.

If you and/or the record holder of your shares of Topgolf stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the Merger is completed, your shares of Topgolf stock (assuming that you hold them through the Effective Time) will be converted into the right to receive the Merger Consideration in respect thereof, as provided for in the Merger Agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a holder of shares of Topgolf stock wishing to exercise his, her or its appraisal rights must, within 20 days after the date of giving of the notice of appraisal rights, make a written demand for the appraisal of his, her or its shares of Topgolf stock; provided that a demand may be delivered by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. The demand must reasonably inform Topgolf of the identity of the stockholder of record and his, her or its intent thereby to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of Topgolf stock issued and outstanding immediately prior to the Effective Time will be entitled to assert appraisal rights for the shares of Topgolf stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of Topgolf stock, fully and correctly, as the stockholder’s name appears on the Topgolf stock certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of Topgolf stock in connection with the Merger. The demand cannot be made by the beneficial owner of shares of Topgolf stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of Topgolf stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform Topgolf of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of Topgolf stock are held of record in a fiduciary capacity (such as by a trustee, guardian or custodian) by a person other than the beneficial owner execution of the demand for appraisal should be made by the record holder in that capacity. If the shares of Topgolf stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of Topgolf stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of Topgolf stock as to which appraisal is sought. Where no number of shares of Topgolf stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of Topgolf stock held in the name of the record holder. Stockholders who hold their shares of Topgolf stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the Effective Time, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the Merger Consideration for his, her or its shares of Topgolf stock by delivering to Topgolf a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the Effective Time will require written approval of Topgolf. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the Effective Time, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Topgolf stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If Topgolf does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the fair value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration for his, her or its shares of Topgolf stock.

Within 120 days after the Effective Time, either Topgolf (as the surviving corporation of the Merger) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Topgolf stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon Topgolf. Callaway has no present intent to cause Topgolf to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that Topgolf will file a petition. Accordingly, it is the obligation of the holders of Topgolf stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of Topgolf stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the Effective Time, any stockholder who has properly complied with the requirements for the exercise of appraisal rights under Section 262 of the DGCL, upon written request (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), will be entitled to receive from Topgolf a statement setting forth the aggregate number of shares of Topgolf stock for which a written consent adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be given within 10 days after such written request has been received by Topgolf or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Topgolf stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from Topgolf such statement.

If no petition for appraisal is filed within 120 days after the Effective Time, then you will lose the right to appraisal and instead will receive the Merger Consideration for your shares. If you otherwise fail to perfect your appraisal rights or successfully withdraw your demand for appraisal then your right to appraisal will cease and you will only be entitled to receive the Merger Consideration for your shares.

If a petition for appraisal is duly filed by a stockholder, the stockholder must serve a copy of the petition upon Topgolf, and Topgolf will then be obligated to file, within 20 days after receiving service of a copy of the petition, with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Topgolf stock and with whom agreements as to the value of their shares of Topgolf stock have not been reached by Topgolf. After notice by the Delaware Register in Chancery to stockholders who have demanded appraisal and Topgolf, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Topgolf and to the stockholders shown on the list at the addresses therein stated. Such notice will also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication will be approved by the Delaware Court of Chancery, and the costs thereof will be borne by Topgolf. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares of Topgolf stock and who hold stock represented by certificates to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery’s determination of the stockholders entitled to appraisal of their shares of Topgolf stock, the Delaware Court of Chancery will appraise such shares of Topgolf stock in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of such shares as of the Effective Time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, upon surrender by those stockholders of the Topgolf stock certificates, representing their shares of Topgolf stock. Holders of Topgolf stock considering seeking appraisal should be aware that the fair value of their shares of Topgolf stock as determined under Section 262 could be more or less than or the same as the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares of Topgolf stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has declined to adopt a presumption favoring reliance upon the deal price in determining fair value, but has noted that the deal price is one of the relevant factors to be considered, and can often be the best evidence of fair value in arm’s-length mergers with a robust sales process. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. Unless the court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the

Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, Topgolf may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to an appraisal.

No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, neither of Callaway nor Topgolf anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights and Callaway and Topgolf reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Topgolf stock is less than the Merger Consideration eligible to be received for such share.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of Topgolf stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

LEGAL MATTERS

Latham & Watkins LLP, San Diego, California will pass upon the validity of Callaway’s common stock offered by this proxy statement/prospectus/consent solicitation. Certain U.S. federal income tax consequences of the Merger will be passed upon by Weil, Gotshal & Manges LLP.

EXPERTS

The financial statements of Callaway Golf Company incorporated by reference in this proxy statement/prospectus/consent solicitation and elsewhere in the registration statement from the Callaway Golf Company Annual Report on Form 10-K for the year ended December 31, 2019, and the effectiveness of Callaway Golf Company’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Topgolf International, Inc. at December 29, 2019 and December 30, 2018, and for each of the three years in the period ended December 29, 2019, appearing in this Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Callaway is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC also maintains a website that contains reports, proxy statements, information statements and other information about issuers, like Callaway Golf Company, that file electronically with the SEC. The address of that website is www.sec.gov.

Callaway also makes available free of charge on or through its website at www.callawaygolf.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Callaway electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Callaway are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus/consent solicitation, information on those websites is not part of this proxy statement/prospectus/consent solicitation.

Callaway has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus/consent solicitation is a part, under the Securities Act to register the shares of Callaway common stock to be issued to Topgolf stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Callaway and Callaway common stock. This proxy statement/prospectus/consent solicitation does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

The SEC allows Callaway to “incorporate by reference” information into this proxy statement/prospectus/consent solicitation. This means that Callaway can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus/consent solicitation, and later information that Callaway files with the SEC will automatically update and supersede the information included in this proxy statement/prospectus/consent solicitation. This document incorporates by reference the documents that are listed below that Callaway has previously filed with the SEC, except to the extent that any information contained in such filings is deemed “furnished” in connection with SEC rules.

•	Callaway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 2, 2020;

•

Callaway’s Revised Definitive Proxy Statement on Schedule 14A , filed with the SEC on March 27, 2020 (with respect to the information contained therein that is incorporated by reference in Part III of Callaway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019);

•

Callaway’s Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2020, June 30, 2020 and September 30, 2020, filed with the SEC on May 11, 2020, August  7, 2020 and November 9, 2020, respectively;

•

Callaway’s Current Reports on Form 8-K, filed with the SEC on March 6, 2020, March  25, 2020, April  6, 2020, April  29, 2020, April  30, 2020, May  4, 2020, May  15, 2020, September  30, 2020, October  27, 2020, November  3, 2020, November  12, 2020 and November 20, 2020; and

•

The description of Callaway common stock contained in the Registration Statement on Form S-1 filed with the SEC on December 16, 1991 (Registration No. 33-53732), including any amendment or report filed for the purpose of updating such description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that Callaway has “furnished” to but not “filed” with the SEC pursuant to the Exchange Act shall be incorporated by reference in this proxy statement/prospectus/consent solicitation.

Callaway also incorporates by reference any documents that it may subsequently file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of this proxy statement/prospectus/consent solicitation and prior to the date of the Special Meeting or (ii) after the date of the initial registration statement and prior to the effectiveness of the registration statement, other than the portions of such documents not deemed to be filed.

Any statement contained in this proxy statement/prospectus/consent solicitation or in a document incorporated or deemed to be incorporated by reference in this proxy statement/prospectus/consent solicitation is deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus/consent solicitation.

Callaway has supplied all the information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation relating to Callaway, and Topgolf has supplied all information contained in this proxy statement/prospectus/consent solicitation relating to Topgolf.

You can obtain any of the documents incorporated by reference into this proxy statement/prospectus/consent solicitation from Callaway or from the SEC through the SEC’s website at www.sec.gov. Documents incorporated by reference are available from Callaway without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit into this proxy statement/prospectus/consent solicitation . You may request a copy of such documents by contacting:

Statements contained in this proxy statement/prospectus/consent solicitation as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

If you would like to request documents from Callaway, please send a request in writing or by telephone to Callaway at the following addresses:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, California 92008

Attention: Corporate Secretary

Telephone: (760) 931-1771

If you are an Callaway stockholder and would like additional copies, without charge, of this proxy statement/prospectus/consent solicitation or if you have questions about the Merger, including the procedures for voting your shares, you should contact Callaway’s proxy solicitor, Innisfree M&A Incorporated, at the following address and telephone number:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders may call toll free: (877) 750-5837

Banks and Brokers may call collect: (212) 750-5833

TRADEMARK NOTICE

This proxy statement/prospectus/consent solicitation includes the trademarks, trade names and service marks of Callaway Golf Company and its subsidiaries and Topgolf International, Inc. and its subsidiaries, which are protected under applicable intellectual property laws and are the property of either Callaway or Topgolf, as applicable. This proxy statement/prospectus/consent solicitation also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners.

Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus/consent solicitation may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that Callaway, Topgolf or the applicable owner will not assert, to the fullest extent permitted under applicable law, its respective rights or the right of any applicable licensor to these trademarks, trade names and service marks. Neither Callaway nor Topgolf intend the use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Callaway or Topgolf by, these other parties.

Trademarks, trade names and service marks of Callaway include, without limitation, the following marks and phrases: Alpha Convoy, Apex, Apex Tour, Apex Smoke, APW, Aqua Dry, Arm Lock, Backstryke, Big Bertha, Big Bertha B21, Big T, Bird of Prey, Black Series, Bounty Hunter, C Grind, Callaway, Callaway Capital, Callaway Golf, Callaway Media Productions, Callaway Super Hybrid, Callaway X, Capital, Chev, Chev 18, Chevron Device, Chrome Soft, Cirrus, Comfort Tech, CUATER, Cuater C logo, Cup 360, CXR, 360 Face Cup, D.A.R.T., Dawn Patrol, Demonstrably Superior And Pleasingly Different, Divine, Double Wide, Eagle, Engage, Epic, Epic Flash, ERC, ERC Soft, Exo, Cage, Fast Tech Mantle, Flash Face Technology, FT Optiforce, FT Performance, FT Tour, Fusion, Fusion Zero, GBB, GBB Epic, Gems, Gravity Core, Great Big Bertha, Great Big Bertha Epic, Grom, Groove, In, Groove Technology, Heavenwood, Hersatility, Hex Aerodynamics, Hex Chrome, HX, Hyper Dry, Hyper-Lite, Hyper Speed Face, Innovate or Die, Jack Wolfskin, Jailbird, Jailbreak, Jaws MD5, Kings of Distance, Legacy, Life On Tour, Longer From Everywhere, Luxe, Mack Daddy, Magna, Majestic, MarXman, Mavrik, MD3 Milled, MD4 Tactical, MD5, MD 5 Jaws, Metal-X, Microhinge Face Insert, Microhinge Star, Nanuk, NipIt, Number One Putter in Golf, O OGIO, O Works, Odyssey, Odyssey Works, Ogio, OGIO ALPHA, OGIO ARORA, OGIO CLUB, OGIO FORGE, OGIO ME, OGIO MY EXPRESSION, OGIO RENEGADE, OGIO SAVAGE, OGIO SHADOW, Opti Flex, Opti Grip, Opti Shield, Opti Therm, OptiFit, Opti Vent, ORG 14, ORG 15, Paw Print, PRESTIGE 7, ProType, ·R·, Red Ball, R-Moto, Renegade, Rig 9800, Rossie, RSX, S2H2, Sabertooth, Shredder, Silencer, SLED, SoftFast, Solaire, Speed Regime, Speed Step, Steelhead XR, Steelhead, Strata, Stroke Lab, Stronomic, Sub Zero, Superhot, Supersoft, SureOut, TM, Tank, Tank Cruiser, Tech Series, Teron, Texapore, Toe Up, Toulon, Toulon Garage, Tour Authentic, Tour Tested, Trade In! Trade Up!, TRAVISMATHEW, TravisMathew TM logo, Trionomer Cover, Truvis, Truvis Pattern, Tyro, udesign, Uptown, Versa, VFT, W Grind, Warbird, Weather Series, Wedgeducation, White Hot, White Hot Tour, White Ice, World’s Friendliest, X-12, X-14, X-16, X-18, X-20, X-22, X-24, X-ACT, X Face VFT, X Hot, X Hot Pro, X² Hot, X Series, XR, XR 16, XSPANN, Xtra Traction Technology, Xtra Width Technology, XTT and 2-Ball.

Trademarks, trade names and service marks of Topgolf include, without limitation, the following marks and phrases: Topgolf, Topgolf Media, WGT, Toptracer, Toptracer Range, Swing Suite, Angry Birds and the Topgolf logo.

STOCKHOLDER NOMINATIONS AND PROPOSALS

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. If a Callaway stockholder desires to nominate someone for election to the Callaway Board at, or to bring any other business before, the 2021 annual meeting of stockholders, then such stockholder must comply with the procedures set forth in Article II of the Callaway Bylaws in addition to any other applicable requirements and must give timely written notice of the matter to the Callaway Corporate Secretary at its principal executive offices in Carlsbad, California. To be timely, written notice must be delivered to Callaway’s Corporate Secretary not less than 90 days nor more than 120 days prior to May 12, 2021 (the one-year anniversary of Callaway’s 2020 annual meeting of stockholders), provided, however, that in the event that the date of Callaway’s 2021 annual meeting is more than 30 days before or more than 60 days after such anniversary date, then such notice to be timely must be delivered to Callaway’s Corporate Secretary not later than 90 days prior to such annual meeting or, if later, 10 days following the date of the first public announcement of the scheduled date of the 2021 annual meeting. As a result, in the event the 2021 annual meeting is not held before April 12, 2021 or after July 11, 2021, notice of nominations or other business properly submitted pursuant to the Callaway Bylaws must be received by Callaway’s Corporate Secretary no later than the close of business on February 11, 2021 and no earlier than January 12, 2021. Any such notice must include all of the information specified in the Callaway Bylaws.

Requirements for Stockholder Proposals to be Considered for Inclusion in Callaway’s Proxy Materials. If any Callaway stockholder desires to have a proposal included in Callaway’s proxy statement and proxy card for the 2021 annual meeting of stockholders pursuant to Rule 14a-8 promulgated under the Exchange Act, then Callaway must receive notice of such proposal in writing at Callaway’s principal executive offices in Carlsbad, California no later than November 27, 2020. However, if the date of the 2021 annual meeting of stockholders is more than 30 days before or after May 12, 2021 (the one-year anniversary of Callaway’s 2020 annual meeting of stockholders), then such notice must be received by Callaway’s Corporate Secretary a reasonable time before Callaway begins to print and mail its proxy materials for the 2021 annual meeting. In accordance with the Callaway Bylaws, any Callaway stockholder (or group of up to 20 Callaway stockholders) meeting Callaway’s continuous ownership requirements (as set forth in the Callaway Bylaws) who wishes to nominate a candidate for election to the Callaway Board for inclusion in Callaway’s proxy material for its 2021 annual meeting must provide written notice to Callaway’s Corporate Secretary at its principal executive offices in Carlsbad, California no later than November 27, 2020 and no earlier than October 28, 2020, subject to other specific requirements regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility, procedural and disclosure requirements as provided in the Callaway Bylaws. Such proposals must comply with the other applicable requirements promulgated by the SEC in Rule 14a-8 of the Exchange Act.

A copy of the full text of the provisions of the Callaway Bylaws dealing with stockholder nominations and proposals will be made available to stockholders from Callaway’s Corporate Secretary upon written request.

Report of Independent Auditors

The Board of Directors

Topgolf International, Inc.

We have audited the accompanying consolidated financial statements of Topgolf International, Inc., which comprise the consolidated balance sheets as of December 29, 2019 and December 30, 2018, and the related consolidated statements of operations, comprehensive loss, mezzanine equity and shareholders’ deficit and cash flows for each of the three years in the period ended December 29, 2019, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Topgolf International, Inc. at December 29, 2019 and December 30, 2018, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02, “Leases (Topic 842)”

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for leases as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2016-02, “Leases (Topic 842),” as amended, effective December 31, 2018 using a modified retrospective approach. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Dallas, Texas

February 27, 2020

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 29, 2019	December 30, 2018
ASSETS
Current assets:
Cash and cash equivalents	$37,244	$30,995
Accounts receivable, net	32,898	23,207
Other current assets	64,984	49,308

Total current assets	135,126	103,510

Property and equipment, net	829,789	800,316
Operating lease assets	918,481	—
Intangible assets, net	25,146	27,942
Goodwill	65,450	67,231
Investments	7,635	7,638
Other assets	34,304	15,845

Total assets	$2,015,931	$1,022,482

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$21,471	$16,727
Accrued expenses	126,500	100,542
Deferred revenue	63,654	56,787
Construction advances	28,514	35,336
Current portion of long-term debt	3,894	25,321
Current portion of operating lease liabilities	23,809	—
Other current liabilities	11,866	4,552

Total current liabilities	279,708	239,265

Long-term debt	396,107	234,200
Deemed landlord financing	78,603	204,119
Deferred occupancy costs	—	62,075
Operating lease liabilities	984,178	—
Other long-term liabilities	24,228	26,959

Total liabilities	1,762,824	766,618

Commitments and contingencies
Mezzanine equity:
Redeemable convertible preferred stock, $.00001 par value, 47,842 shares authorized, 46,834 and 40,132 shares issued and outstanding at December 29, 2019 and December 30, 2018	721,249	568,350
Stockholders’ deficit:
Convertible preferred stock, $.00001 par value, 117,955 shares authorized, 102,129 shares issued and outstanding at December 29, 2019 and December 30, 2018	1	1
Common stock, $.00001 par value, 160,000 shares authorized, 6,273 and 5,585 shares issued and outstanding at December 29, 2019 and December 30, 2018	—	—
Additional paid-in capital	23,150	67,423
Accumulated deficit	(480,143)	(371,953)
Accumulated other comprehensive loss	(11,150)	(7,957)

Total stockholders’ deficit	(468,142)	(312,486)

Total liabilities, mezzanine equity and stockholders’ deficit	$2,015,931	$1,022,482

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Revenue	$1,059,909	$862,196	$630,173
Cost of goods sold, excluding depreciation and amortization	143,903	114,906	85,663
Operating labor and benefits	419,560	339,678	253,673
Other operating expenses	353,209	263,378	205,970
General and administrative expenses	85,709	77,970	65,756
Other expenses	33,710	28,293	21,409
Depreciation and amortization expense	98,018	77,587	53,848

Total operating costs	1,134,109	901,812	686,319

Operating loss	(74,200)	(39,616)	(56,146)
Interest expense	40,865	34,613	25,061

Net loss before income taxes	(115,065)	(74,229)	(81,207)
Income tax (benefit) expense	(199)	4,277	(122)

Net loss	(114,866)	(78,506)	(81,085)
Less: Accretion of mezzanine equity	(52,452)	(47,161)	(30,763)

Net loss attributable to common stockholders	$(167,318)	$(125,667)	$(111,848)

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Net loss	$(114,866)	$(78,506)	$(81,085)
Unrealized foreign currency translation (loss) gain, net of tax	(3,193)	(5,351)	6,262
Unrealized loss on financial instruments, net of tax	—	(60)	(216)
Reclassification of realized loss on financial instruments to earnings, net of tax	—	253	10

Total comprehensive loss	$(118,059)	$(83,664)	$(75,029)

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Mezzanine equity		Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2017	27,193	$314,058	102,129	$1	4,360	$—	$135,412	$(212,202)	$(8,855)	$(85,644)
Cumulative adjustment for adoption of accounting standard	—	—	—	—	—	—	160	(160)	—	—
Net loss	—	—	—	—	—	—	—	(81,085)	—	(81,085)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs	604	8,352	—	—	—	—	—	—	—	—
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	11,896	162,447	—	—	—	—	—	—	—	—
Accretion of mezzanine equity	—	30,763	—	—	—	—	(30,763)	—	—	(30,763)
Stock-based compensation expense	—	—	—	—	—	—	3,817	—	—	3,817
Stock option exercises	—	—	—	—	570	—	(817)	—	—	(817)
Issuance of restricted stock	—	—	—	—	261	—	—	—	—	—
Cancellation of restricted stock	—	—	—	—	(4)	—	—	—	—	—
Other comprehensive gain	—	—	—	—	—	—	—	—	6,056	6,056

Balance at December 31, 2017	39,693	$515,620	102,129	$1	5,187	$—	$107,809	$(293,447)	$(2,799)	$(188,436)

Net loss	—	—	—	—	—	—	—	(78,506)	—	(78,506)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs	72	500	—	—	—	—	—	—	—	—
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	367	5,069	—	—	—	—	—	—	—	—
Accretion of mezzanine equity	—	47,161	—	—	—	—	(47,161)	—	—	(47,161)
Stock-based compensation expense	—	—	—	—	—	—	6,494	—	—	6,494
Stock option exercises	—	—	—	—	113	—	465	—	—	465
Issuance of restricted stock	—	—	—	—	341	—	—	—	—	—
Cancellation of restricted stock	—	—	—	—	(56)	—	(184)	—	—	(184)
Other comprehensive loss	—	—	—	—	—	—	—	—	(5,158)	(5,158)

Balance at December 30, 2018	40,132	$568,350	102,129	$1	5,585	$—	$67,423	$(371,953)	$(7,957)	$(312,486)

Net loss	—	—	—	—	—	—	—	(114,866)	—	(114,866)
Cumulative adjustment for adoption of accounting standard	—	—	—	—	—	—	—	6,676	—	6,676
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	35	610	—	—	—	—	—	—	—	—
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	6,667	99,837	—	—	—	—	—	—	—	—
Accretion of mezzanine equity	—	52,452	—	—	—	—	(52,452)	—	—	(52,452)
Stock-based compensation expense	—	—	—	—	—	—	7,120	—	—	7,120
Stock option exercises	—	—	—	—	370	—	1,493	—	—	1,493
Issuance of restricted stock	—	—	—	—	454	—	—	—	—	—
Cancellation of restricted stock	—	—	—	—	(136)	—	(434)	—	—	(434)
Other comprehensive loss	—	—	—	—	—	—	—	—	(3,193)	(3,193)

Balance at December 29, 2019	46,834	$721,249	102,129	$1	6,273	$—	$23,150	$(480,143)	$(11,150)	$(468,142)

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
OPERATING ACTIVITIES:
Net loss	$(114,866)	$(78,506)	$(81,085)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	98,018	77,587	53,848
Stock-based compensation	7,120	6,494	3,817
Loss on extinguishment of debt	3,474	—	—
Other	7,060	6,773	835
Changes in operating assets and liabilities:
Accounts receivable	(9,675)	(15,759)	(3,829)
Prepaid expenses and other assets	(4,686)	(14,098)	(5,548)
Accounts payable	5,335	(2,028)	9,777
Accrued expenses and other liabilities	16,474	8,889	23,790
Deferred revenue	6,854	14,365	13,133
Deferred occupancy costs	—	16,734	11,300
Leasing receivables	(25,732)	(14,636)	—
Operating lease assets and lease liabilities	27,050	—	—

Net cash provided by operating activities	16,426	5,815	26,038

INVESTING ACTIVITIES:
Purchases of property and equipment	(238,583)	(188,628)	(186,870)
Acquisition of intangible assets	(2,689)	(170)	(2,636)
Investments	—	—	(7,272)

Net cash used for investing activities	(241,272)	(188,798)	(196,778)

FINANCING ACTIVITIES:
Proceeds from revolving credit facility	130,000	—	—
Proceeds from issuance of long-term debt	346,500	60,000	—
Repayments of long-term debt	(333,415)	(13,726)	(5,953)
Payments of debt issuance costs	(11,261)	(517)	(168)
Payment of contingent earn-out obligation	(754)	(106)	—
Payments on finance lease obligations	(1,408)	(225)	—
Proceeds from issuance of common stock	1,059	281	(817)
Proceeds from issuance of mezzanine equity, net of issuance costs	100,447	5,569	170,799

Net cash provided by financing activities	231,168	51,276	163,861
Effect of exchange rate changes on cash and cash equivalents	(73)	(141)	173
CASH AND CASH EQUIVALENTS:
Net increase (decrease) during the period	6,249	(131,848)	(6,706)
Beginning balance	30,995	162,843	169,549

Ending balance	$37,244	$30,995	$162,843

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	$458	$592	$608
Cash paid for interest, net of capitalized interest	33,245	32,702	22,767
Non-cash property and equipment addition due to build-to-suit leases	139,403	158,222	134,033
Non-cash property and equipment reduction due to sale-leaseback	(62,196)	(96,504)	(57,020)

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except for per share amounts)

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Topgolf International, Inc. (a Delaware corporation) and subsidiaries (collectively, the “Company” or “Topgolf”) is a global sports and entertainment company. Topgolf has organized its operations into five operating segments:

Venues. Venues is comprised of our company-operated venue operations within the United States. Our venues offer state-of-the-art entertainment facilities with multiple forms of entertainment and are equipped with technology-enabled hitting bays, multiple bars, dining areas and exclusive event spaces. As of December 29, 2019, 54 venues were operating with an additional ten venues under construction.

International. International is comprised of our company-operated venues and franchised venues outside of the United States. As of December 29, 2019, three venues were operating in the United Kingdom and one franchised venue was operating in Australia.

Toptracer. Toptracer includes licensing operations with respect to our ball-flight tracking technology to independent driving ranges, as well as use in broadcast television.

Swing Suite. Swing Suite includes licensing operations with respect to simulated Topgolf and multi-sport experiences in a variety of indoor venues.

Media. Media includes our World Golf Tour digital golf game, digital content creation, and sponsorship operations.

Principles of Consolidation

In January 2016, we acquired World Golf Tour, Inc., a sports gaming company based in San Francisco, California with an industry-leading web and mobile golf game.

In May 2016, we acquired Topgolf Sweden, a golf technology company based in Sweden with unique technology capable of tracking the flight of a golf ball.

The accompanying consolidated financial statements reflect the financial position and operating results of the Company and its wholly owned subsidiaries. Investments in entities that we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. The cost method is used to account for investments in entities that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. Intercompany transactions and balances have been eliminated. The consolidated financial statements presented herein reflect our financial position, results of operations, cash flows and changes in equity in conformity with accounting principles generally accepted in the United States (“GAAP”). Certain prior period balances have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The Company’s significant estimates include determining the nature and timing of satisfaction of performance obligations as it relates to revenue recognition, estimates for impairment of goodwill and intangible assets, useful lives of property and equipment, determining the incremental borrowing rate for operating leases, fair value of stock-based compensation and deferred tax valuation allowances.

Fiscal Year

We operate on a 52 or 53 week fiscal year ending on the Sunday closest to December 31. All references to (i) fiscal year 2019 relate to the fifty-two weeks ended December 29, 2019, (ii) fiscal year 2018 relate to the fifty-two weeks ended December 30, 2018 and (iii) fiscal year 2017 relate to the fifty-two weeks ended December 31, 2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. Certain cash balances are subject to restrictions related to leasing letters of credit or construction escrow. We had no restricted cash at December 29, 2019 or December 30, 2018.

Accounts Receivable, net

The Company’s accounts receivable primarily represents amounts due from third-party sales processors. Included in accounts receivable, net are bad debt reserves of $193 as of December 29, 2019 and $563 as of December 30, 2018.

Other Current Assets

Other current assets consist primarily of prepaid expenses, inventories, current portion of leasing receivables and golf balls and gameplay items. Inventories are stated at weighted average cost and consist primarily of food and beverage products and retail merchandise. Current portion of leasing receivables are stated net of bad debt reserves of $1,339 as of December 29, 2019. Golf balls and gameplay items are expensed over their useful lives (less than one year) once they are placed into service.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment. Amortization of leasehold improvements is computed using the estimated useful life of the assets or the term of the lease, whichever is shorter. Buildings capitalized in conjunction with deemed landlord financing are depreciated, less residual value, over the 20 year term of the lease.

Depreciable lives by asset classification are as follows:

Asset Description	Life (years)
Buildings	20-40
Leasehold improvements	5-20
Furniture, fixtures and equipment	3-10
Software	3

Repairs and maintenance are charged to expense when incurred. Expenditures that substantially increase the useful lives of the property and equipment are capitalized. Upon sale or retirement, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss is included in operating income.

Intangible Assets, net

Developed technology. In connection with the Company’s acquisitions in fiscal year 2016, we acquired technology consisting of (i) World Golf Tour, Inc.’s online platform that enables users to play web and mobile games and (ii) Topgolf Sweden’s unique technology capable of tracking the flight of a golf ball in a camera feed with added graphics to make the ball’s flight visible on screen. Developed technology is amortized on a straight-line basis over the estimated economic life of 8 years. The weighted average remaining useful life of developed technology was 4.1 years as of December 29, 2019.

Other definite-lived intangible assets. Other definite-lived intangible assets include primarily patents, trade names, customer relationships, and easements. Other definite-lived intangible assets are amortized on a straight-line basis over their estimated economic lives ranging from one to 20 years. The weighted average remaining useful life of other definite-lived intangible assets was 4.8 years as of December 29, 2019.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, operating lease assets, intangibles and cost method investments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. In conjunction with venue closures described in Note 11, the Company recorded impairment charges of $6,259 in fiscal year 2019. No impairment charges related to long-lived assets were recorded in fiscal year 2018 or fiscal year 2017.

Goodwill

Goodwill is carried at cost and evaluated annually for impairment, or more frequently if circumstances exist that indicate impairment may exist. When evaluating goodwill for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that impairment exists. If this qualitative assessment is performed and results in a conclusion that it is not more likely than not that impairment exists, then no further testing is performed. If the qualitative assessment is not conclusive or not performed, then a quantitative impairment analysis is performed. The quantitative impairment test requires the comparison of the fair value of a reporting unit to its carrying value. If the carrying amount of a reporting unit exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. Based upon a quantitative review of our recorded goodwill balances during the fourth quarter of each respective fiscal year, we concluded that goodwill was not impaired in fiscal year 2019, fiscal year 2018 or fiscal year 2017.

Revenue Recognition

Revenue consists of food and beverage, gameplay and other revenue streams. In accordance with the provisions of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), we recognize revenue as promised goods or services transfer to the guest or customer in an amount that reflects the consideration we expect to be entitled in exchange for those goods or services.

Food and beverage revenue. Food and beverage revenue includes the sale of food and beverage products to our guests.

Food and beverage revenue is recognized when the products are sold. Event deposits received from guests attributable to food and beverage purchases are deferred and recognized as revenue when the event is held. Food and beverage revenues are presented net of discounts. All sales taxes collected from guests are excluded from revenue in the consolidated statements of operations and the obligation is included in accrued expenses on our consolidated balance sheets until the taxes are remitted to the appropriate taxing authorities.

Gameplay revenue. Gameplay revenue includes (i) fees charged for gameplay and the sale of game credits to our guests, (ii) game credit breakage (as defined below), (iii) membership fees received from our guests and (iv) revenues earned through our digital golf game.

Fees charged for gameplay are recognized at the time of purchase. Event deposits received from guests attributable to gameplay purchases are deferred and recognized as revenue when the event is held. Purchases of game credits are deferred and recognized as revenue when (i) the game credits are redeemed by the guest or (ii) the likelihood of the game credits being redeemed by the guest is remote (“game credit breakage”). We use historic game credit redemption patterns to determine the likelihood of game credit redemption. Game credit breakage is recorded consistent with the historic redemption pattern.

Membership fees received from our guests are deferred and recognized as revenue over the estimated life of the associated membership.

Our digital golf game is a live service that allows players to play for free via web and mobile gaming platforms. Within our game, players can purchase virtual currency to obtain virtual goods to enhance their game-playing experience. Revenues from purchases of virtual currency is deferred at the point of purchase and recognized as revenue over the average life of a player, determined using historic gameplay activity patterns.

Other revenue. Other revenue primarily includes (i) gift card breakage (as defined below), (ii) sponsorship contracts, (iii) franchise agreements for international venues, (iv) leasing revenue, (v) sales of retail merchandise, and (vi) non-refundable deposits received for reservations.

We sell gift cards that can be redeemed for food and beverage or gameplay and have no expiration date. A liability is initially established for the cash value of the gift card. The Company recognizes revenue from gift cards when (i) the card is redeemed by the guest or (ii) the likelihood of the gift card being redeemed by the guest is remote (“gift card breakage”). We use historic gift card redemption patterns to determine the likelihood of a gift card’s redemption. Gift card breakage is recorded consistent with the historic redemption pattern.

The Company enters into sponsorship contracts that provide advertising opportunities to market to Topgolf guests in the form of custom displays, lobby displays, digital and print posters and other advertising at our venues and on our websites. Sponsorship contracts are typically for a fixed price over a specified length of time and revenues is generally recognized ratably over the contract period unless there is a different predominate pattern of performance.

The Company enters into international development agreements that grant franchise partners the right to develop, open and operate a certain number of venues within a particular geographic area. The franchise partner may be required to pay a territory fee upon entering into a development agreement and a franchise fee for each developed venue. The franchisee will also pay ongoing royalty fees based upon a percentage of sales. The initial franchise term provided for each venue generally ranges from 15 to 20 years and provides the option for renewal. The franchise of each individual venue within an arrangement represents a single performance obligation. Therefore, territory fees and franchise fees for each arrangement are allocated to each individual venue and recognized over the term of the respective franchise agreement, including renewal options. Revenue from sales-based royalties are recognized as the related sales occur. The franchisee may also purchase Topgolf-specific equipment and supplies from the Company to be used at the licensed venue. We have determined that we are the principal in these transactions and record the related revenue and cost of goods sold on a gross basis.

With respect to our Toptracer and Swing Suite operations, the Company enters into various license agreements that provide software and hardware to driving ranges and hospitality and entertainment venues. Refer to Note 10 for additional information with respect to leasing revenue and lessor accounting.

Other miscellaneous revenue such as sales of our retail merchandise and non-refundable deposits received for reservations are recognized at the time of purchase.

Cost of Goods Sold

Cost of goods sold primarily consists of food and beverage costs, retail merchandise costs, hardware costs with respect to license agreements classified as sales-type leases and transaction fees with respect to in-app purchases within our digital golf game. Cost of goods sold excludes all labor and benefits costs.

Operating Labor and Benefits

Operating labor and benefits consists of salaries and wages, bonuses, commissions, payroll taxes, stock compensation and other associate costs that directly support the operations of our business lines.

Other Operating Expenses

Other operating expenses consist of rent and occupancy, marketing, supplies, credit card fees and other costs that directly support the operations of our business lines.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel, facilities and professional expenses, including stock-based compensation expenses, for the various departments of our corporate offices, as well as consulting, legal and other professional services expenses.

Income Taxes

The provision for income taxes is determined using the asset and liability approach. Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The Company has recorded a valuation allowance of $127,445 as of December 29, 2019 and $100,077 as of December 30, 2018.

The Company applies a comprehensive model for the financial statement recognition, measurement, classification and disclosure of uncertain tax positions. In the first step of the two-step process, the Company evaluates the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. In the second step, the Company measures the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Advertising Costs

Advertising production costs are charged to expense when the advertisement is first run. Other advertising costs are expensed as incurred. The Company expensed advertising costs of $57,836 for the fiscal year ended December 29, 2019, $39,930 for the fiscal year ended December 30, 2018 and $29,787 for the fiscal year ended December 31, 2017.

Foreign Currency Translation

Our foreign operations generally use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Income and expense accounts are translated at the average exchange rates during the year. Resulting translation adjustments are reported as a component of other comprehensive loss and recorded in accumulated other comprehensive loss on our consolidated balance sheets.

Other Comprehensive Loss

Other comprehensive loss consists of foreign currency translation adjustments and adjustments for fluctuations in the fair value of our financial instruments designated for hedge accounting. These amounts, along with net loss, constitute total comprehensive loss on our consolidated statements of comprehensive loss. All components are shown net of tax.

Newly Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes the most recent revenue recognition guidance. The core principle of ASC 606 is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration, or payment, to which the company expects to be entitled in exchange for those goods or services. The new standard also requires new, expanded disclosures regarding revenue recognition. The Company adopted the provisions of ASC 606 on January 1, 2018 using the full retrospective method.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires a lessee that leases assets with initial lease terms of more than twelve months to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under ASU 2016-02, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or finance, while the income statement will reflect lease expense for operating leases and amortization/interest expense for finance leases. For public entities, the ASU is effective for fiscal years beginning after December 15, 2018. We took advantage of the transition package of practical expedients permitted within the new standard, which allowed us to carry forward historical lease classification and to not reassess initial direct costs for any existing leases. We also utilized the guidance contained in ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides an optional transition method for adoption of ASU 2016-02. The optional transition method allowed entities to continue to apply legacy guidance, including its disclosure requirements, in the comparative periods presented in the year of adoption. We adopted this guidance on December 31, 2018, fiscal year 2019, under the modified retrospective transition method provided by ASU 2018-11 with the practical expedients below:

•	Not to record the leases with an initial term of 12 months on the balance sheet;

•	Not to reassess the (1) definition of a lease, (2) lease classification and (3) initial direct costs for existing leases during transition; and

•	Not to separate non-lease components from associated lease components.

The adoption had a significant impact on our consolidated balance sheet. We derecognized all deemed landlord financing and deferred occupancy costs upon transition as well as corresponding property and equipment recognized in relation to deemed landlord financing obligations. We recorded a right-of-use asset and lease liability for all leases formerly accounted for as deemed landlord financing as well as existing operating leases. The difference between any right-of-use assets and lease liabilities was recorded as an adjustment through accumulated deficit.

Upon transition on December 31, 2018, fiscal year 2019, we derecognized $198,753 of property and equipment, $204,119 of deemed landlord financing and $62,075 of deferred occupancy costs. In addition, we recognized $885,724 of operating lease assets and $947,662 of operating lease liabilities. The net impact of the adoption resulted in a $6,676 decrease to accumulated deficit.

The adoption resulted in an increase to operating expense and a corresponding decrease to interest expense and depreciation expense. Leases where we were deemed to be the accounting owner in fiscal year 2018 are accounted for as operating leases post-transition in fiscal year 2019. Interest expense recorded with respect to leases where we were deemed to be the accounting owner was $17,753 in fiscal year 2018.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which addresses eight specific cash flow issues and is intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. We adopted this standard on January 1, 2018 using a retrospective transition method. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Intra-Entity Transfers of Assets Other Than Inventory, requiring an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset has been sold to an outside party. We adopted this standard on January 1, 2018 using a modified retrospective approach. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU no. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. For public entities, the ASU is effective for fiscal years beginning after December 15, 2019. We plan to adopt the standard in fiscal year 2020 on a modified retrospective basis. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The amortization period of these implementation costs would include periods covered under renewal options that are reasonably certain to be exercised. The expense related to the capitalized implementation costs would also be presented in the same financial statement line item as the hosting fees. For public entities, the ASU is effective for fiscal years beginning after December 15, 2019. The standard should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We plan to adopt the standard in fiscal year 2020 prospectively to all implementation costs incurred after the date of adoption. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

NOTE 2. REVENUE

Disaggregation of revenue is as follows:

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Venues:
Food and Beverage	$329,174	$272,383	$210,915
Gameplay	311,155	263,201	206,101
Events	278,063	225,589	149,064
Other	39,973	23,764	10,934

Venues	958,365	784,937	577,014
Other business lines	102,424	78,316	53,296
Other unallocated	(880)	(1,057)	(137)

Total	$1,059,909	$862,196	$630,173

Our customer contract liabilities are as follows:

	December 29, 2019	December 30, 2018
Current liabilities:
Deferred revenue—current	$63,654	$56,787
Other long-term liabilities:
Deferred revenue—long-term	2,604	1,392

Deferred revenue—current primarily includes (i) revenue associated with membership fees and event deposits received from our guests, (ii) purchases of game credits by our guests, (iii) purchases of gift cards by our guests and (iv) player purchases of virtual currency in our digital golf game.

Deferred revenue—long-term includes franchise partners revenue associated with upfront territory fees and upfront franchise fees received from international franchise partners. We expect to recognize this amount as revenue over a long-term period, as the franchise term for each venue generally ranges from 15 to 20 years and provides the option for renewal. This amount excludes any variable consideration related to sales-based royalties.

In accordance with optional exemptions available under ASC 606, we did not disclose the value of unsatisfied performance obligations for (1) contracts with an original expected length of one year or less, and (2) contracts for which variable consideration relates entirely to an unsatisfied performance obligation.

NOTE 3. INVESTMENTS

Our investments are as follows:

	December 29, 2019	December 30, 2018
Cost method investments	$7,635	$7,628
Equity method investments	—	10

Total investments	$7,635	$7,638

Cost Method Investments

In April 2017, the Company made a strategic investment in Full Swing Golf Holdings, Inc. (“Full Swing”), a worldwide leader in indoor golf simulation technology with patented dual-tracking technology which delivers golf ball tracking data and measures ball flight indoors. As of December 29, 2019, Topgolf held a 20% interest in Full Swing and the investment had a carrying value of $7,250.

In addition, the Company has entered into various joint venture agreements (the “International Joint Ventures”) for the purposes of developing, opening and operating franchised Topgolf venues internationally. As of December 29, 2019, Topgolf held a less than 5% interest in each of the International Joint Ventures and the investments had a carrying value of $385 on a combined basis.

Any subsequent dividend income received from the Company’s cost method investments will be recorded in earnings. During the fiscal year ended December 29, 2019, the Company received no dividends from its cost method investments.

NOTE 4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that we would receive to sell an asset or pay to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. In determining fair value, GAAP establishes a three-level hierarchy used in measuring fair value, as follows:

•	Level 1 inputs are quoted prices available for identical assets and liabilities in active markets.

•

Level 2 inputs are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 inputs are less observable and reflect our own assumptions.

The following table shows the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis on our consolidated balance sheets:

	Fair Value Hierarchy	December 29, 2019	December 30, 2018
Other current liabilities:
Contingent earn-out obligation	Level 3	$2,033	$750
Other long-term liabilities:
Contingent earn-out obligation	Level 3	10,659	12,998
Stock warrant liability	Level 2	1,931	1,637

The Company issued a stock purchase warrant to a private equity investor in July 2016 for 305 shares of Series E preferred stock. The warrant is exercisable at a price of $11.09 per share and has a term of 10 years. The stock warrant liability is recorded at fair value using the Black-Scholes pricing model, which requires inputs such as the expected term of the warrant, volatility and risk-free interest rate. These significant inputs to the option pricing model are updated as applicable and the carrying value of the obligation is adjusted to its estimated fair value at each reporting date. Changes in the fair value of the stock warrant liability are recorded within other expenses in our consolidated statements of operations.

The Company recorded a contingent earn-out obligation in connection with its acquisition of Topgolf Sweden in fiscal year 2016. Contingent earn-out payments are based on the number of driving range bays utilizing the acquired golf ball flight tracking technology at the end of each calendar year from 2017 through 2021. The fair value of the contingent earn-out obligation was estimated as of the Topgolf Sweden acquisition date using a valuation model that measured the present value of the probable cash payments based upon the projected installation schedule of the acquired technology and a discount rate that captured the risk associated with the obligation. We update our assumptions based on new developments and adjust the carrying value of the obligation to its estimated fair value at each reporting date. Significant increases or decreases in any of the inputs would result in a significantly lower or higher fair value measurement. Changes in the fair value of the contingent earn-out obligation are recorded within other expenses in our consolidated statements of operations.

Changes in Level 3 financial instruments were as follows:

Contingent Earn-Out Obligation
Balance, December 31, 2017	$11,322
Change in fair value	2,532
Payments	(106)

Balance, December 30, 2018	13,748
Change in fair value	(302)
Payments	(754)

Balance, December 29, 2019	$12,692

The carrying values of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to their short maturities. We determine the fair value of long-term debt on a non-recurring basis, which results are summarized as follows:

		December 29, 2019		December 30, 2018
	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt:
Revolving Credit Facility	Level 2	$15,000	$15,000	$—	$—
Term Loan Facility	Level 2	347,375	347,375	215,250	215,250
Mortgage loans	Level 2	47,242	51,780	47,596	47,217

The carrying amount of our Revolving Credit Facility and Term Loan Facility approximate their fair value because the applicable interest rate is adjusted regularly based on current market conditions. The fair value of our mortgage loans is estimated using a discounted cash flow method.

NOTE 5. OTHER CURRENT ASSETS

The components of our other current assets are as follows:

	December 29, 2019	December 30, 2018
Prepaid expenses	$16,819	$18,986
Inventories	15,798	7,102
Leasing receivables, net	13,396	5,199
Golf balls and gameplay items	11,840	13,011
Other	7,131	5,010

Total	$64,984	$49,308

NOTE 6. PROPERTY AND EQUIPMENT, NET

The components of our property and equipment are as follows:

	December 29, 2019	December 30, 2018
Land	$29,579	$31,247
Buildings	302,503	369,645
Leasehold improvements	144,606	148,345
Furniture, fixtures and equipment	335,767	272,269
Software	33,408	22,872
Construction in progress	232,029	165,509

Total cost	1,077,892	1,009,887
Less: accumulated depreciation	(248,103)	(209,571)

Property and equipment, net	$829,789	$800,316

For buildings where we are deemed to be the accounting owner, we have capitalized the landlord’s construction costs of the building and included the amounts within buildings in the table above. We have determined that we were the accounting owner of 4 landlord buildings under deemed landlord financing as of December 29, 2019 and 13 landlord buildings as of December 30, 2018. In conjunction with the adoption of the new accounting leases standard, we derecognized all property and equipment recognized in relation to deemed landlord financing obligations as of December 31, 2018.

Depreciation expense for the above property and equipment was $90,152 for the fiscal year ended December 29, 2019, $71,796 for the fiscal year ended December 30, 2018 and $48,149 for the fiscal year ended December 31, 2017.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying value of goodwill is as follows:

Goodwill
Balance, December 31, 2017	$71,431
Foreign currency translation adjustment	(4,200)

Balance, December 30, 2018	67,231
Foreign currency translation adjustment	(1,781)

Balance, December 29, 2019	$65,450

The components of our intangible assets are as follows:

	December 29, 2019
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Developed technology	$28,710	$(13,816)	$14,894
Other definite-lived intangible assets	20,384	(15,554)	4,830
Indefinite-lived intangible assets	5,422	—	5,422

Total	$54,516	$(29,370)	$25,146

	December 30, 2018
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Definite-lived intangible assets:
Developed technology	$29,261	$(10,411)	$18,850
Other definite-lived intangible assets	18,911	(13,633)	5,278
Indefinite-lived intangible assets	3,814	—	3,814

Total	$51,986	$(24,044)	$27,942

Amortization expense related to definite-lived intangible assets was $5,190 for the fiscal year ended December 29, 2019, $5,791 for the fiscal year ended December 30, 2018 and $5,699 for the fiscal year ended December 31, 2017. Estimated annual amortization expense for the next five years and thereafter is as follows:

2020	$4,796
2021	4,091
2022	4,089
2023	4,087
2024	1,029
Thereafter	1,632

NOTE 8. ACCRUED EXPENSES

The components of accrued expenses are as follows:

	December 29, 2019	December 30, 2018
Accrued payroll and related expenses	$43,777	$40,216
Accrued operating expenses	32,505	19,673
Accrued property and equipment	30,078	21,332
Accrued taxes	20,140	19,321

Total accrued expenses	$126,500	$100,542

NOTE 9. LONG-TERM DEBT

The components of long-term debt are as follows:

	December 29, 2019	December 30, 2018
Revolving Credit Facility	$15,000	$—
Term Loan Facility	347,375	215,250
Mortgage loans	47,242	47,596

Total debt	409,617	262,846
Less: unamortized debt issuance costs	(6,568)	(3,325)
Less: unamortized original issuance discount	(3,048)	—
Less: current portion of long-term debt	(3,894)	(25,321)

Long-term debt	$396,107	$234,200

Credit Facilities

On February 8, 2019, we entered into an amended and restated credit agreement which provided for:

•	a $350,000 term loan facility (the “Term Loan Facility”); and

•	a $175,000 revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Credit Facilities”).

At December 29, 2019, the outstanding balance under the Term Loan Facility was $347,375. At December 29, 2019, we had outstanding borrowings of $15,000 under the Revolving Credit Facility, $3,120 of outstanding letters of credit, and $156,880 of unused borrowing availability.

Borrowings under the Credit Facilities accrue interest at a rate per annum equal to, at our option, either (a) an alternate base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A. (the administrative agent), (2) the federal funds effective rate plus 0.50%, (3) the adjusted one-month LIBOR rate plus 1.00%, and (4) solely with respect to loans under the Term Loan Facility, 1.00%, or (b) an adjusted LIBOR (for a period equal to the relevant interest period), in each case plus an applicable margin. The applicable margin for loans under the Term Loan Facility is 4.50% with respect to alternate base rate borrowings and 5.50% with respect to LIBOR borrowings. The applicable rate for the Revolving Credit Facility loans is up to 3.00% with respect to alternate base rate borrowings and up to 4.00% with respect to LIBOR borrowings. As of December 29, 2019 the interest rate on the outstanding borrowings pursuant to the Term Loan Facility was 7.24% and the interest rate on the outstanding borrowings pursuant to the Revolving Credit Facility was 5.45%. In addition, we are required to pay a commitment fee under the Revolving Credit Facility based upon the first lien leverage ratio (as defined in the Credit Agreement) at a rate of up to 0.50% per annum. We must also pay customary letter of credit fees and agency fees.

We are required to prepay amounts outstanding under the Term Loan Facility, subject to certain exceptions (and, with respect the below, certain limited reinvestment rights), with 100% of the net proceeds of any prepayment asset sales or net insurance/condemnation proceeds (each as defined in the Refinancing Agreement), to the extent in each case that the aggregate amount of such net proceeds exceeds $10,000 in any fiscal year. In addition, if we or any of our restricted subsidiaries (as defined in the Credit Agreement) incur any indebtedness (other than certain permitted indebtedness), we are required to prepay 100% of the net proceeds of such indebtedness.

In addition, following the end of each fiscal year, we are required, subject to certain exceptions, to prepay the outstanding principal amount of all term loans under the Term Loan Facility in an aggregate amount (the “ECF Prepayment Amount”) equal to 50% of excess cash flow for such fiscal year if the first lien leverage ratio is greater than 3.25:1.00, which percentage is reduced to 25% if the first lien leverage ratio is less than or equal to 3.25:1.00 but greater than 2.75:1.00, and to 0.0% if the first lien leverage ratio is less than or equal to 2.75:1.00. Furthermore, after such time as we have made certain voluntary prepayments of first lien debt (as defined in the Credit Agreement), the ECF Prepayment Amount may be reduced by such prepayments made during such fiscal year. Notwithstanding anything above, no ECF Prepayment Amount will be required unless and to the extent the amount thereof exceeds $7,500.

We may voluntarily prepay outstanding borrowings under the Term Loan Facility and the Revolving Credit Facility, each subject to certain exceptions. All voluntary prepayments must be accompanied by accrued and unpaid interest on the principal amount being prepaid and customary “breakage” costs, if any, with respect to prepayments of LIBOR Rate borrowings.

The Term Loan Facility is payable in quarterly installments of 0.25% of the principal amount per quarter. The remaining unpaid balance on the Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on February 8, 2026. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on February 8, 2024.

Our obligations under the Credit Facilities are required to be guaranteed by all direct and indirect domestic wholly owned restricted subsidiaries of Topgolf International, Inc. (for purposes of this description, the “Borrower”), other than certain excluded subsidiaries (such subsidiary guarantors, together with the Borrower, we refer to as the “Loan Parties”). All obligations under the Credit Facilities are, and any future guarantees of those obligations will be, secured by, among other things, and in each case subject to certain exceptions: (1) a first-lien pledge of all of the capital stock or other equity interests held by each Loan Party, and (2) a first-lien pledge in substantially all of the other tangible and intangible assets of each Loan Party. Additionally, certain venue locations are subject to leasehold mortgages for the benefit of the lenders under the Credit Facilities.

The credit agreement governing the Credit Facilities contains a number of covenants that, among other things and subject to certain exceptions, restrict the abilities of the Loan Parties. In addition, we and our subsidiaries are required to maintain on a quarterly basis a total leverage ratio (measured on a trailing four-quarter basis) less than or equal to 5.50:1.00. We were in compliance with this covenant as of December 29, 2019. The agreement governing the Credit Facilities also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations.

2016 Credit Facilities

On August 26, 2016, the Company entered into a credit agreement (the “2016 Credit Agreement”) and related security and other agreements that provided the Company with a $175,000 term loan facility (the “2016 Term Loan Facility”) and a $100,000 revolving credit facility (the “2016 Revolving Credit Facility” and, together with the 2016 Term Loan Facility, the “2016 Credit Facilities”). On July 2, 2018, the Company entered into a second amendment to the 2016 Credit Agreement which provided the Company with incremental term loans in an aggregate principal amount of $60,000. All related obligations outstanding under the 2016 Credit Facilities were repaid on February 8, 2019 with the commencement of the Credit Facilities. Associated with repayment, the Company recorded a loss on extinguishment of debt of $3,474 in the first quarter of 2019 which is included within interest expense on the consolidated statement of operations.

Mortgage Loans

Between May 2013 and September 2015, the Company entered into three mortgage loans related to the construction of three venues. The loans bear annual interest rates ranging from 9.75% to 11.31% and require either monthly (i) principal and interest payments or (ii) interest only payments until their maturity dates, which range from July 2033 to July 2036. For loans requiring monthly interest only payments, the entire unpaid principal balance and any unpaid accrued interest is due on the maturity date. The mortgage loans are secured by the assets of each respective venue.

Maturities of Long-term Debt

At December 29, 2019, annual maturities of long-term debt during the next five fiscal years and thereafter are as follows:

2020	$3,894
2021	3,941
2022	3,994
2023	4,052
2024	19,118
Thereafter	374,618

NOTE 10. LEASES

Lessee Accounting

Operating leases. The Company leases real estate, primarily with respect to our company-operated venue operations, as well as office space under non-cancelable operating leases with terms expiring at various dates through fiscal year 2041. Our leases generally have terms of five to 30 years, contain various renewal options and escalation clauses that increase the rent payments over the lease term.

Rent expense is recognized on a straight-line basis over the lease term. The lease term commences on the date we take control or possession of the land or building.

Certain of our leases require the payment of property taxes and insurance. In addition to minimum lease payments, certain leases may require an additional contingent rent payment based on percentage of sales greater than certain specified threshold amounts. We recognize contingent rent expense when it is probable that sales thresholds will be reached during the fiscal year.

Operating lease right-of-use assets and liabilities as of December 29, 2019 are as follows:

December 29, 2019
Operating lease assets	$918,481
Current portion of operating lease liabilities	23,809
Operating lease liabilities	984,178

The components of lease expense for the fiscal year ended December 29, 2019 are as follows:

	Classification	Fiscal year ended December 29, 2019
Operating lease cost	Other operating expenses General and administrative expenses Other expenses	$114,411
Short-term lease cost	Other operating expenses General and administrative expenses	2,252
Variable lease cost	Other operating expenses	2,388

Total lease cost		$119,051

As of December 29, 2019, the weighted-average remaining lease term for operating leases was 16.6 years and the weighted average discount rate for operating leases was 9.0%. Operating cash flows from operating leases for the fiscal year ended December 29, 2019 was $97,240 and right-of-use assets obtained in exchange for new operating lease liabilities for the fiscal year ended December 29, 2019 was $86,638.

Future minimum lease payments required under operating leases during the next five years and thereafter are as follows:

Operating Leases
2020	$107,747
2021	109,025
2022	109,305
2023	108,943
2024	110,627
Thereafter	1,422,721

Total minimum payments	1,968,368
Less: imputed interest	960,381

Total lease liabilities	$1,007,987

Finance leases. The Company has entered into five leases for equipment which are classified as finance leases. The finance leases have terms ranging from three to five years and do not contain renewal options. Finance lease liabilities of $8,254 are included within other current liabilities and other long-term liabilities on the consolidated balance sheets.

Deemed landlord financing. In certain leasing arrangements, due to our involvement in the construction of leased assets, we are considered the owner of the leased assets for accounting purposes. In such cases, in addition to capitalizing our own construction costs, we capitalize the construction costs funded by the landlord related to our leased premises, and also recognize a corresponding liability for those costs as construction advances during the construction period or deemed landlord financing following the opening of the venue. We have determined that we were the accounting owner of 4 landlord buildings under deemed landlord financing as of December 29, 2019 and 13 landlord buildings as of December 30, 2018. In conjunction with the adoption of the new accounting leases standard, we derecognized all deemed landlord financing obligations as of December 31, 2018.

Future minimum lease payments required under deemed landlord financing during the next five years and thereafter are as follows:

Deemed Landlord Financing
2020	$9,302
2021	9,449
2022	9,598
2023	9,750
2024	10,046
Thereafter	172,226

Lessor Accounting

With respect our Toptracer and Swing Suite operations, the Company enters into non-cancelable license agreements that provide software and hardware to driving ranges and hospitality and entertainment venues. These license agreements provide the customer the right to use Topgolf-owned software and hardware products for a specified period of time generally ranging from three to five years. The software and hardware are a distinct bundle of goods that are highly interrelated. At the inception of the arrangement, lease classification is assessed which generally results in the license agreements being classified as sales-type leases. Upon lease commencement for sales-type leases, revenue is recognized consisting of initial payments received and the present value of payments over the non-cancellable term.

Leasing revenue attributed to sales-type leases was $32,134 for the fiscal year ended December 29, 2019, $15,547 for the fiscal year ended December 30, 2018 and $279 for the fiscal year ended December 31, 2017. Leasing receivables related to our net investment in sales-type leases are as follows:

	Classification	December 29, 2019	December 30, 2018
Leasing receivables, net—current	Other current assets	$13,396	$5,199
Leasing receivables—long term	Other assets	26,972	9,437

Total leasing receivables		$40,368	$14,636

NOTE 11. OTHER EXPENSES

The components of other expenses are as follows:

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Pre-opening costs	$22,377	$24,926	$22,126
Closure costs	9,591	—	—
Acquisition costs	—	—	235
Remeasurement of contingent earn-out obligation	(302)	2,532	(1,446)
Remeasurement of stock warrant liability	294	25	477
Loss from equity method investment	—	810	17
Regulatory settlement reserve	1,750	—	—

Total	$33,710	$28,293	$21,409

Pre-opening costs include costs associated with activities prior to the opening of a new company-operated venue, including rent, training and recruiting and travel costs for associates engaged in such pre-opening activities.

Closure costs include lease related charges, severance costs, impairment of long-lived assets and other exit costs associated with venue closures. In the fourth quarter of fiscal year 2019, the Company announced the closure of two legacy company-operated venues located in Wood Dale, Illinois and Alexandria, Virginia. The Wood Dale, Illinois venue closed in the fourth quarter of fiscal year 2019 and the Alexandria, Virginia venue closed in the first quarter of fiscal year 2020.

NOTE 12. INCOME TAXES

U.S. and foreign components of net loss before income taxes are as follows:

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
United States	$(109,777)	$(67,227)	$(74,312)
Foreign	(5,288)	(7,002)	(6,895)

Net loss before income taxes	$(115,065)	$(74,229)	$(81,207)

The components of income tax (benefit) expense are as follows:

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Current:
Federal	$—	$—	$(20)
State	561	657	598
Foreign	13	4,048	(11)

	574	4,705	567

Deferred:
Federal	491	50	43
State	133	16	2
Foreign	(1,397)	(494)	(734)

	(773)	(428)	(689)

Income tax (benefit) expense	$(199)	$4,277	$(122)

The components of net deferred tax liabilities are as follows:

	December 29, 2019	December 30, 2018
Deferred tax assets:
Leasing transactions	$275,213	$66,835
Net operating loss carryforwards	60,452	51,201
Tax credits and other carryforwards	18,175	15,987
Accrued expenses	6,684	5,599
Deferred revenue	5,690	3,853
Other	11,267	7,328

Total	377,481	150,803
Valuation allowance	(127,445)	(100,077)

Total deferred tax assets, net of valuation allowance	250,036	50,726

Deferred tax liabilities:
Leasing transactions	(225,897)	—
Property and equipment	(24,354)	(48,102)
Intangible assets	(815)	(4,326)
Other	(237)	(438)

Total deferred tax liabilities	(251,303)	(52,866)

Deferred tax liabilities, net	$(1,267)	$(2,140)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These timing differences principally consist of net operating losses and basis differences related to leasing transactions and property and equipment. Net deferred tax liabilities are included in other long-term liabilities on our consolidated balance sheets.

At December 29, 2019, we had pre-tax net operating loss carryforwards of $221,840 available for U.S. federal income tax purposes and $126,251 available for state tax purposes. State net operating loss carryforwards of $137 expired in fiscal year 2019 and remaining state net operating loss carryforwards will continue to expire in each future year if unused. Our net operating loss carryforwards for federal tax purposes begin to expire in

2024. Utilization of a portion of these net operating loss carryforwards and credits are subject to annual limitations imposed by the Internal Revenue Code due to ownership changes in historical periods. Certain foreign subsidiaries have pre-tax net operating loss carryforwards totaling $34,458 most of which do not expire. Federal tax credit carryforwards of $18,175 begin to expire in 2025.

A reconciliation between actual income tax (benefit) expense and the amount calculated based on the federal statutory rates is as follows:

	Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Income tax benefit at federal statutory rate	$(24,164)	$(15,588)	$(27,610)
State taxes, net of federal income tax benefit	(3,044)	(1,730)	(1,028)
Change in valuation allowance	29,030	27,980	(6,052)
Nondeductible expenses	724	1,332	(1,270)
Change in other deferred items	(740)	(6,127)	37,939
Effect of foreign income taxes	(845)	3,400	423
Effect of current year and prior year credits	(1,160)	(4,990)	(2,524)

Income tax (benefit) expense	$(199)	$4,277	$(122)

Effective tax rate	(0.2)%	(5.8)%	0.1%

We file income tax returns in the United States federal jurisdiction and various state, local and foreign jurisdictions. The period subject to examination for our federal return is fiscal year 2017 and later. With respect to state, local and foreign jurisdictions, with limited exceptions, we are no longer subject to income tax audits for fiscal years before 2016. The Company intends to permanently reinvest any undistributed foreign earnings outside the United States. Where foreign earnings are permanently reinvested, no provision for federal income or federal withholding taxes is made. Should we have undistributed foreign earnings that are not permanently reinvested, United States income tax expense and foreign withholding taxes will be provided for at the time earnings are generated.

As of December 29, 2019, the Company determined that there are no uncertain tax positions. The Company had no change in its liability for uncertain tax positions, and no penalties and interest were recorded during fiscal year 2019, fiscal year 2018 or fiscal year 2017. The Company has elected to record future penalties and interest within income tax expense. No change regarding uncertain tax positions is anticipated within the next 12 fiscal months.

NOTE 13. MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT

The following table summarizes the Company’s authorized series of preferred stock, the shares issued and outstanding as of December 29, 2019 and the aggregate liquidation preference:

	December 29, 2019
	Shares Authorized	Shares Issued And Outstanding	Aggregate Liquidation Preference
Series A-1 convertible preferred stock	4,779	3,050	$15,163
Series A-2 convertible preferred stock	980	643	3,678
Series B convertible preferred stock	7,835	7,429	53,909
Series C-1 convertible preferred stock	19,361	19,054	62,184
Series C-2 convertible preferred stock	85,000	71,953	317,122
Series E redeemable convertible preferred stock	28,800	27,869	424,491
Series F redeemable convertible preferred stock	12,375	12,298	201,882
Series G redeemable convertible preferred stock	6,667	6,667	101,404

The preferred shares carry the same voting rights and rights to dividends as the common shares issued. Each share of preferred stock other than Series G preferred stock shall be convertible, at the option of the stockholder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price by the then existing conversion price, initially set as the original issue price. Each share of Series G preferred stock shall be convertible, at the option of the stockholder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing $15.00 by the then existing conversion price, initially set at $15.00; provided that, following the closing of any private offering that constitutes a Specified Major Equity Raise (as defined in the Company’s certificate of incorporation), (x) the number of shares into which each share of Series G preferred stock will convert will be determined by dividing the amount necessary to generate an annual internal rate of return of 25% on the original issue price by the then existing conversion price, initially set as the issue price in such Specified Major Equity Raise calculated on an as-converted to common stock basis, and (y) any such conversion will be subject to the Company’s right to redeem the shares in accordance with its certificate of incorporation.

The Series A-1, A-2, B, C-1 and C-2 preferred shares will automatically convert into common stock immediately upon the closing of a qualifying public stock offering or upon the vote of the holders of a majority of the outstanding shares of the Series A-1, A-2, B, C-1 and C-2 preferred stock voting together as a single class. The Series E preferred shares will automatically convert into common stock upon the earliest to occur of the closing of a qualifying public stock offering, the consummation of a qualifying Deemed Liquidation Event (as defined in the Company’s certificate of incorporation) and the vote of the holders of a majority of the outstanding shares of the Series E preferred stock. The Series F preferred shares will automatically convert into common stock upon the earlier to occur of the consummation of a qualifying public stock offering and the vote of the holders of a majority of the outstanding shares of the Series F preferred stock. The Series G preferred shares will automatically convert into common stock upon the closing of a qualifying public stock offering; provided that no such conversion will occur if the Company delivers a qualifying notice of redemption prior to the closing of such qualifying public stock offering and redeems the shares of Series G preferred stock within 10 business days of such closing.

In June 2017, the Company presented opportunities to existing investors and management to purchase additional shares of Series E preferred stock. In connection with this offer, the Company raised $8,352 in exchange for 604 shares of Series E preferred stock.

In November 2017, the Company presented opportunities to existing investors and select potential investors to purchase Series F preferred stock. In connection with this offer, the Company raised $167,516, net of issuance costs, in exchange for 12,263 shares of Series F preferred stock. The offer to purchase concluded in January 2018.

In February 2018, the Company granted a certain member of management 72 shares of Series E preferred stock. As a result, the Company received $500 and recorded $500 of compensation expense.

In April 2019, the Company presented opportunities to select potential investors to purchase Series F preferred stock. In connection with this offer, the Company raised $610 in exchange for 35 shares of Series F preferred stock.

In November 2019, the Company presented opportunities to existing investors to purchase shares of Series G preferred stock. In connection with this offer, the Company raised $99,837, net of issuance costs, in exchange for 6,667 shares of Series G preferred stock.

Mezzanine Equity

Series E, Series F and Series G preferred shares have redemption options available to holders after a certain passage of time. Redeemable shares are classified as mezzanine equity as they are redeemable based on an event that is not solely in the control of the Company. Changes in the carrying value are recognized in additional paid-in-capital.

Series E. At any time following February 2022 (six years after the earliest original issuance date of a Series E preferred share), the holders of a majority of the then outstanding shares of our Series E preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series E liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at their fair market value, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. The Series E preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Series F. At any time following November 2022 (five years after the earliest original issuance date of a Series F preferred share), the holders of a majority of the then outstanding shares of our Series F preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series F liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at their fair market value, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. The Series F preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Series G. At any time following November 2024 (five years after the earliest original issuance date of a Series G preferred share), the holders of a majority of the then outstanding shares of our Series G preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series G liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at the Series G Liquidation Amount (as defined below) calculated as of the redemption date, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. Shares of Series G preferred stock are redeemable by the Company at any time prior to the 18 month anniversary of the original issuance date of the Series G preferred stock at the then-applicable Series G Liquidation Amount. The Series G preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including upon the occurrence of a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation), the holders of each series of preferred stock will receive, in preference to the holders of common stock, an amount per share equal to the per share liquidation preference for such series.

The per share liquidation preference for the Series G preferred stock (the “Series G Liquidation Amount”) is equal to the greater of (x)(A) at any time on or prior to the 18 month anniversary of the initial issuance of such series, an amount equal to 12.5% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, or (B) at any time following the 18 month anniversary of the initial issuance of such series, an amount sufficient to generate an annual internal rate of return of 25% on the original issue price for such series through the applicable date of calculation, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up; provided that, at any time following the consummation of any private offering that constitutes a Major Equity Raise (as defined in the Company’s certificate of incorporation), the Series G Liquidation Amount will be equal to the greater of (x) an amount equal to 12.5% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The per share liquidation preference for the Series C-2, E and F preferred stock is equal to the greater of (x) an amount equal to 8.5% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The per share liquidation preference for the Series A-1, Series A-2, Series B and Series C-1 preferred stock is equal to the greater of (x) an amount equal to 7.0% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The holders of the Series G preferred stock are entitled to payment in full prior to any payment to the holders of the Series F preferred stock, and the holders of the Series F preferred stock are entitled to payment in full prior to any payment to the holders of the Series C-2 or E preferred stock, and the holders of the Series C-2 and E preferred stock are entitled to payment in full prior to any payment to the holders of the Series A-1, A-2, B or C-1 preferred stock. After payment of the liquidation preference to the holders of the preferred stock, the remaining assets of the Company are available for distribution to the holders of common stock on a pro rata basis.

NOTE 14. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes in accumulated other comprehensive loss by component (amounts are net of related income taxes):

	Unrealized Foreign Currency Translation Loss	Unrealized Loss on Financial Instruments	Total
Balance, December 31, 2017	$(2,606)	$(193)	$(2,799)
Other comprehensive loss	(5,351)	(60)	(5,411)
Amounts reclassified from accumulated other comprehensive loss	—	253	253

Balance, December 30, 2018	(7,957)	—	(7,957)
Other comprehensive loss	(3,193)	—	(3,193)

Balance, December 29, 2019	$(11,150)	$—	$(11,150)

The amounts reclassified from accumulated other comprehensive loss are recorded within interest expense on the consolidated statements of operations.

NOTE 15. STOCK-BASED COMPENSATION

Under our stock incentive plans, the Company may grant stock options or restricted stock to associates, non-associate directors and outside parties. The maximum number of shares of common stock issuable under our stock incentive plans is 15,155 shares.

Stock Options

The Company uses the Black-Scholes model as its method of determining fair value of time-based options at the grant date. This fair value is amortized on a straight-line basis over the requisite service periods of the options, which is generally the vesting period. The fair value of stock-based payment awards on the date of grant as determined by the Black-Scholes model is affected by the fair value of the Company’s common shares on the date of the grant as well as other assumptions. Other assumptions utilized in the fair value calculations include the expected stock price volatility over the term of the awards (estimated using peer group companies), the risk free interest rate (based on the U.S. Treasury Note rate over the expected term of the option), the dividend yield (assumed to be zero, as the Company has not paid, nor anticipates paying any cash dividends), expected life (based on the weighted average of the midpoint between the vesting date and end of contractual term) and forfeiture assumptions (assumed to be zero, as the Company recognizes forfeitures as they occur).

We used the following assumptions to estimate the fair value for time-based stock options at grant date:

Fiscal year ended
	December 29, 2019	December 30, 2018	December 31, 2017
Expected volatility	31.1%—33.7%	31.5%—32.9%	31.9%—37.0%
Risk-free interest rate	1.4%—2.5%	2.3%—3.1%	1.8%—2.2%
Expected life in years	5.8—6.4	5.7—6.3	5.6—6.2

The Company granted 1,171 and 2,880 time-based options to purchase shares of its common stock during the fiscal years ended December 29, 2019 and December 30, 2018, which have various vesting tranches over a period of up to four years. The weighted average fair value of time-based options granted during the fiscal year ended December 29, 2019 was $3.28 per option. The maximum contractual term of the time-based stock options is 10 years.

The Company granted 200 options to purchase shares of its common stock during the fiscal year ended December 30, 2018, which vest upon achievement of specified levels of the Company’s common stock value. The Company utilized a Monte-Carlo simulation model to determine that these options had a weighted average grant date fair value of $0.92 per option.

Compensation expense related to stock options was $5,019 for the fiscal year ended December 29, 2019, $4,641 for the fiscal year ended December 30, 2018 and $3,191 for the fiscal year ended December 31, 2017. As of December 29, 2019, the total unrecognized compensation expense related to stock options was $7,689, which will be recognized over a weighted-average period of 2.2 years.

A summary of stock option activity is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at December 31, 2017	5,278	$8.06	7.51
Granted	3,080	11.70
Exercised	(196)	6.63
Forfeited	(352)	10.74

Outstanding at December 30, 2018	7,810	9.42	7.38
Granted	1,171	13.75
Exercised	(379)	4.07
Forfeited	(283)	12.94

Outstanding at December 29, 2019	8,319	$10.15	6.90

Exercisable options at end of fiscal year	4,185	$8.23	5.81

Vested options during the fiscal year	1,698	$10.47

The aggregate fair value of stock options vested during the fiscal year ended December 29, 2019 was $4,476.

Restricted Stock

The Company granted 454 time-based restricted shares to management personnel during the fiscal year ended December 29, 2019. The restricted shares typically have service periods of four years and are expensed ratably over the service period. Unvested restricted shares are generally forfeited by associates who terminate prior to vesting. Each restricted share granted reduces the number of shares available under the Company’s stock incentive plans by one share.

Compensation expense related to restricted shares was $2,101 for the fiscal year ended December 29, 2019, $1,353 for the fiscal year ended December 30, 2018 and $626 for the fiscal year ended December 31, 2017. As of December 29, 2019, the total unrecognized compensation expense related to restricted shares was $5,744, which will be recognized over a weighted-average period of 2.4 years.

A summary of restricted stock activity is as follows:

	Shares	Weighted Average Fair Value
Unvested at December 31, 2017	257	$9.61
Granted	344	9.90
Forfeited	(40)	9.74
Vested	(64)	9.61

Unvested at December 30, 2018	497	9.80
Granted	454	11.63
Forfeited	(93)	10.23
Vested	(138)	9.78

Unvested at December 29, 2019	720	$10.90

The aggregate fair value of restricted shares vested during the fiscal year ended December 29, 2019 was $1,348.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

On or about February 22, 2019, Topgolf was notified by the U.S. Department of Labor that it was conducting a regulatory investigation of our labor practices. We were subsequently notified that the primary subject matter of the investigation relates to Topgolf’s classification of certain associates. Topgolf is cooperating with the investigation.

The Company is subject to various other legal proceedings that have arisen in the normal course of business. In the opinion of management, these actions, when concluded and determined, will not have a material adverse effect on the financial position or operations of the Company.

The Company maintains a legal reserve for legal cases which are probable of loss and reasonably estimable. Our legal settlement reserve was $3,000 as of December 29, 2019 and $700 as of December 30, 2018, which is inclusive of the matters discussed above.

Guarantees

As of December 29, 2019, the Company, was responsible as guarantor for five land leases where we are not the lessee. The guaranteed leases expire at various times through fiscal year 2064, including renewal options. The associated lease expense and future minimum lease payments are included in Note 10.

NOTE 17. RELATED PARTY TRANSACTIONS

The Company purchased retail inventory and rental clubs from Callaway Golf Company, a stockholder, aggregating $3,145 for the fiscal year ended December 29, 2019, $1,629 for the fiscal year ended December 30, 2018 and $1,497 for the fiscal year ended December 31, 2017.

NOTE 18. RETIREMENT PLANS

The Company sponsors the Top Golf 401(k) Plan (the “Plan”) which covers substantially all eligible associates. Prior to January 1, 2016 under the terms of the Plan, associates had the option to make pretax or after-tax contributions to the Plan and the Company had the option to make discretionary contributions to the Plan. The Company also had the option to make non-discretionary matching contributions in an amount equal to 50% of an associate’s deferral contribution up to a maximum of 6% of the associate’s compensation contributed to the Plan. Effective January 1, 2019, the Plan was amended and restated to incorporate a Safe Harbor Plan design feature that changes company contribution amounts. Beginning January 1, 2019, the Company makes matching contributions in an amount equal to (i) 100% of an associate’s deferral contribution on the first 3% of the associate’s compensation contributed to the Plan plus (ii) 50% of an associate’s deferral contribution on the next 2% of the associate’s compensation contributed to the Plan.

Total expense recognized related to the Plan was $4,802 for the fiscal year ended December 29, 2019, $2,315 for the fiscal year ended December 30, 2018 and $1,737 for the fiscal year ended December 31, 2017.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except per share amounts)

	September 27, 2020	December 29, 2019
ASSETS
Current assets:
Cash and cash equivalents	$181,706	$37,244
Accounts receivable, net	22,982	32,898
Other current assets	69,219	64,984

Total current assets	273,907	135,126

Property and equipment, net	834,524	829,789
Operating lease assets	868,698	918,481
Intangible assets, net	23,587	25,146
Goodwill	66,393	65,450
Investments	7,636	7,635
Other assets	37,797	34,304

Total assets	$2,112,542	$2,015,931

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$31,642	$21,471
Accrued expenses	77,989	126,500
Deferred revenue	54,042	63,654
Construction advances	54,058	28,514
Current portion of long-term debt	3,929	3,894
Current portion of operating lease liabilities	27,320	23,809
Other current liabilities	11,016	11,866

Total current liabilities	259,996	279,708

Long-term debt	537,209	396,107
Deemed landlord financing	152,028	78,603
Operating lease liabilities	999,026	984,178
Other long-term liabilities	27,644	24,228

Total liabilities	1,975,903	1,762,824

Commitments and contingencies
Mezzanine equity:
Redeemable convertible preferred stock, $.00001 par value, 69,342 and 47,842 shares authorized, 62,887 and 46,834 shares issued and outstanding at September 27, 2020 and December 29, 2019	971,826	721,249
Stockholders’ deficit:
Convertible preferred stock, $.00001 par value, 117,955 shares authorized, 102,129 shares issued and outstanding at September 27, 2020 and December 29, 2019	1	1
Common stock, $.00001 par value, 160,000 shares authorized, 6,675 and 6,273 shares issued and outstanding at September 27, 2020 and December 29, 2019	—	—
Additional paid-in capital	—	23,150
Accumulated deficit	(825,652)	(480,143)
Accumulated other comprehensive loss	(9,536)	(11,150)

Total stockholders’ deficit	(835,187)	(468,142)

Total liabilities, mezzanine equity and stockholders’ deficit	$2,112,542	$2,015,931

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(in thousands, except per share amounts)

	Thirty-nine weeks ended
	September 27, 2020	September 29, 2019
Revenue	$485,508	$794,156
Cost of goods sold, excluding depreciation and amortization	66,971	106,461
Operating labor and benefits	212,324	313,903
Other operating expenses	218,912	260,563
General and administrative expenses	56,788	63,140
Other expenses	88,175	18,222
Depreciation and amortization expense	82,251	71,033

Total operating costs	725,421	833,322

Operating loss	(239,913)	(39,166)
Interest expense	37,774	30,150

Net loss before income taxes	(277,687)	(69,316)
Income tax expense (benefit)	948	(227)

Net loss	(278,635)	(69,089)
Less: Accretion of mezzanine equity	(97,734)	(38,087)

Net loss attributable to common stockholders	$(376,369)	$(107,176)

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(in thousands)

	Thirty-nine weeks ended
	September 27, 2020	September 29, 2019
Net loss	$(278,635)	$(69,089)
Unrealized foreign currency translation gain (loss), net of tax	1,614	(6,984)

Total comprehensive loss	$(277,021)	$(76,073)

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT

(UNAUDITED)

(in thousands)

	Mezzanine equity		Preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholders’ deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 29, 2019	46,834	$721,249	102,129	$1	6,273	$—	$23,150	$(480,143)	$(11,150)	$(468,142)
Net loss	—	—	—	—	—	—	—	(278,635)	—	(278,635)
Issuance of Series H redeemable convertible preferred stock, net of issuance costs	16,053	152,843	—	—	—	—	—	—	—	—
Accretion of mezzanine equity	—	97,734	—	—	—	—	(30,860)	(66,874)	—	(97,734)
Stock-based compensation expense	—	—	—	—	—	—	5,799	—	—	5,799
Stock option exercises	—	—	—	—	245	—	2,716	—	—	2,716
Issuance of restricted stock	—	—	—	—	287	—	—	—	—	—
Cancellation of restricted stock	—	—	—	—	(130)	—	(805)	—	—	(805)
Other comprehensive gain	—	—	—	—	—	—	—	—	1,614	1,614

Balance at September 27, 2020	62,887	$971,826	102,129	$1	6,675	$—	$—	$(825,652)	$(9,536)	$(835,187)

Balance at December 30, 2018	40,132	$568,350	102,129	$1	5,585	$—	$67,423	$(371,953)	$(7,957)	$(312,486)
Net loss	—	—	—	—	—	—	—	(69,089)	—	(69,089)
Cumulative adjustment for adoption of accounting standard	—	—	—	—	—	—	—	6,676	—	6,676
Issuance of Series F redeemable convertible preferred stock, net of issuance costs	35	610	—	—	—	—	—	—	—	—
Accretion of mezzanine equity	—	38,087	—	—	—	—	(38,087)	—	—	(38,087)
Stock-based compensation expense	—	—	—	—	—	—	5,244	—	—	5,244
Stock option exercises	—	—	—	—	367	—	1,480	—	—	1,480
Issuance of restricted stock	—	—	—	—	360	—	—	—	—	—
Cancellation of restricted stock	—	—	—	—	(120)	—	(440)	—	—	(440)
Other comprehensive loss	—	—	—	—	—	—	—	—	(6,984)	(6,984)

Balance at September 29, 2019	40,167	$607,047	102,129	$1	6,192	$—	$35,620	$(434,366)	$(14,941)	$(413,686)

TOPGOLF INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Thirty-nine weeks ended
	September 27, 2020	September 29, 2019
OPERATING ACTIVITIES:
Net loss	$(278,635)	$(69,089)
Adjustments to reconcile net loss to net cash (used for) provided by operating activities:
Depreciation and amortization	82,251	71,033
Stock-based compensation	5,799	5,244
Loss on extinguishment of debt	—	3,474
Impairment of long-lived assets	62,555	—
Other	5,709	1,643
Changes in operating assets and liabilities:
Accounts receivable	9,918	3,656
Prepaid expenses and other assets	(4,116)	(6,565)
Accounts payable	7,988	9,714
Accrued expenses and other liabilities	(19,897)	(17,004)
Deferred revenue	(9,575)	7,942
Leasing receivables	(2,474)	(13,784)
Operating lease assets and lease liabilities	35,099	14,125

Net cash (used for) provided by operating activities	(105,378)	10,389

INVESTING ACTIVITIES:
Purchases of property and equipment	(34,290)	(162,506)
Acquisition of intangible assets	(1,903)	(1,346)

Net cash used for investing activities	(36,193)	(163,852)

FINANCING ACTIVITIES:
Proceeds from revolving credit facility	145,000	60,000
Proceeds from issuance of long-term debt	27,000	346,500
Repayments of long-term debt	(3,562)	(246,384)
Payments of debt issuance costs	(5,099)	(11,261)
Payment of contingent earn-out obligation	(2,033)	(754)
Payments on finance lease obligations	(2,463)	(879)
Proceeds from issuance of common stock	1,911	1,039
Proceeds from issuance of mezzanine equity, net of issuance costs	125,296	610

Net cash provided by financing activities	286,050	148,871

Effect of exchange rate changes on cash and cash equivalents	(17)	(113)
CASH AND CASH EQUIVALENTS:
Net increase (decrease) during the period	144,462	(4,705)
Beginning balance	37,244	30,995

Ending balance	$181,706	$26,290

Supplemental disclosure of cash flow information:
Cash paid for income taxes, net of refunds	$4,285	$499
Cash paid for interest, net of capitalized interest	28,062	23,145
Non-cash property and equipment addition due to build-to-suit leases	99,055	88,322
Non-cash property and equipment reduction due to sale-leaseback	—	(60,835)

See Notes to Consolidated Financial Statements.

TOPGOLF INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except for per share amounts)

NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Topgolf International, Inc. (a Delaware corporation) and subsidiaries (collectively, the “Company” or “Topgolf”) is a global sports and entertainment company. Topgolf has organized its operations into five operating segments:

Venues. Venues includes our company-operated venue operations within the United States. Our venues offer state-of-the-art entertainment facilities with multiple forms of entertainment and are equipped with technology-enabled hitting bays, multiple bars, dining areas and exclusive event spaces. As of September 27, 2020, 58 venues were operating with an additional seven venues under construction.

International. International is comprised of our company-operated venues and franchised venues outside of the United States. As of September 27, 2020, there were three company-operated venues in the United Kingdom and two franchised venues (Australia and Mexico), with one additional company-operated venue (United Kingdom) and one additional franchised venue (United Arab Emirates) under construction.

Toptracer. Toptracer includes licensing operations with respect to our ball-flight tracking technology to independent driving ranges, as well as broadcast television.

Swing Suite. Swing Suite includes licensing operations with respect to simulated Topgolf and multi-sport experiences in a variety of indoor venues.

Media. Media includes our World Golf Tour digital golf game, digital content creation, and sponsorship operations.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. In response to the ongoing COVID-19 pandemic, various domestic and international governmental bodies have issued COVID Orders ordering the closure of non-essential business establishments, mandating or recommending that residents “stay at home” other than in the case of limited exceptions, suspending alcohol sales for certain establishments, limiting occupancy, ordering the implementation of social distancing measures in business establishments and mandating health screens and face coverings for employees and customers.

In compliance with guidance and orders issued by federal, state and local governments to combat the spread of the pandemic, Topgolf temporarily closed all company-operated domestic venues effective March 18, 2020. Topgolf’s international company-operated venues were temporarily closed effective March 20, 2020. In May 2020, Topgolf initiated phased reopening of our venues to the public with limited operating hours and menu offerings. As of September 27, 2020, all of our company-operated domestic and international venues, as well as our international franchised venues, were open to the public.

Principles of Consolidation

The accompanying consolidated financial statements reflect the financial position and operating results of the Company and its wholly owned subsidiaries. Investments in entities that we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. The cost method is used to account for investments in entities that we do not control and for which we do not have the ability to exercise significant influence over operating and financial policies. Intercompany transactions and balances have been eliminated. The consolidated balance sheets and the consolidated statements of operations, comprehensive loss, cash flows and mezzanine equity and stockholders’ deficit for the periods presented herein reflect all adjustments that are of a normal recurring nature and are necessary for a fair statement of the results of the periods shown. Certain information and note disclosures normally included in annual financial statements have been condensed or omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The Company’s significant estimates include determining the nature and timing of satisfaction of performance obligations as it relates to revenue recognition, estimates for impairment of goodwill and long-lived assets, useful lives of property and equipment, determining the incremental borrowing rate for operating leases, fair value of stock-based compensation and deferred tax valuation allowances.

Fiscal Year

We operate on a 52 or 53 week fiscal year ending on the Sunday closest to December 31. All references to (i) fiscal year 2020 relate to the fifty-three weeks ended January 3, 2021, (ii) fiscal year 2019 relate to the fifty-two weeks ended December 29, 2019, (iii) year-to-date fiscal year 2020 relate to the thirty-nine weeks ended September 27, 2020 and (iv) year-to-date fiscal year 2019 relate to the thirty-nine weeks ended September 29, 2019.

Seasonality

Our operating results fluctuate from quarter to quarter as a result of seasonal factors and, therefore, the results of operations for the thirty-nine weeks ended September 27, 2020, which were also impacted by temporary venue closures as a result of the COVID-19 pandemic, were not necessarily indicative of the operating results that may be expected for a full fiscal year. Typically, our venues experience nominally higher second and third quarter revenue associated with the spring and summer. Our first and fourth quarters have historically had lower revenue at our venues as compared to the other quarters due to cooler temperatures.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment, operating lease assets, intangibles and cost method investments, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

During the thirty-nine weeks ended September 27, 2020, reduced operating capacity and guest visits, combined with sustained closure of our venues, as a result of the COVID-19 pandemic prompted us to update the impairment analysis of our company-operated venues with updated assumptions on long-term venue profitability. As a result, we recognized an impairment charge of $62,555 at four of our venues during the thirty-nine weeks ended September 27, 2020. Of the total impairment charge, $33,042 was attributed to operating lease right-of-use assets and $29,513 was attributed to property and equipment. The asset impairment charge is included in other expenses on our consolidated statement of operations. The fair values of assets were determined using an income-based approach and are classified as Level 3 within the fair value hierarchy. Significant inputs include projections of future cash flows, discount rates, venue sales and profitability. There were no impairment charges recognized during the thirty-nine weeks ended September 29, 2019.

Newly Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU no. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company was required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. We adopted this standard on December 30, 2019 using a modified retrospective basis. The adoption of this guidance did not have a material impact on the carrying value of our accounts receivable or leasing receivables.

In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The amortization period of these implementation costs would include periods covered under renewal options that are reasonably certain to be exercised. The expense related to the capitalized implementation costs would also be presented in the same financial statement line item as the hosting fees. We adopted this standard on December 30, 2019 on a prospective basis. The adoption of this guidance did not have a material impact on our consolidated financial statements.

NOTE 2. REVENUE

Disaggregation of revenue is as follows:

	Thirty-nine weeks ended
	September 27, 2020	September 29, 2019
Venues:
Food and Beverage	$157,910	$259,494
Gameplay	166,520	245,491
Events	76,881	189,872
Other	18,143	29,742

Venues	419,454	724,599
Other business lines	66,172	70,214
Other unallocated	(118)	(657)

Total	$485,508	$794,156

Our customer contract liabilities are as follows:

	September 27, 2020	December 29, 2019
Current liabilities:
Deferred revenue—current	$54,042	$63,654
Other long-term liabilities:
Deferred revenue—long-term	2,911	2,604

Deferred revenue—current primarily includes (i) revenue associated with membership fees and event deposits received from our guests, (ii) purchases of game credits by our guests, (iii) purchases of gift cards by our guests and (iv) player purchases of virtual currency in our digital golf game.

Deferred revenue—long-term includes franchise partners revenue associated with upfront territory fees and upfront franchise fees received from international franchise partners. We expect to recognize this amount as revenue over a long-term period, as the franchise term for each venue generally ranges from 15 to 20 years and provides the option for renewal. This amount excludes any variable consideration related to sales-based royalties.

NOTE 3. FAIR VALUE MEASUREMENTS

The following table shows the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis on our consolidated balance sheets:

	Fair Value Hierarchy	September 27, 2020	December 29, 2019
Other current liabilities:
Contingent earn-out obligation	Level 3	$3,976	$2,033
Other long-term liabilities:
Contingent earn-out obligation	Level 3	6,505	10,659
Stock warrant liability	Level 2	2,041	1,931

The Company issued a stock purchase warrant to a private equity investor in July 2016 for 305 shares of Series E preferred stock. The warrant is exercisable at a price of $11.09 per share and has a term of 10 years. The stock warrant liability is recorded at fair value using the Black-Scholes pricing model, which requires inputs such as the expected term of the warrant, volatility and risk-free interest rate. These significant inputs to the option pricing model are updated as applicable and the carrying value of the obligation is adjusted to its estimated fair value at each reporting date. Changes in the fair value of the stock warrant liability are recorded within other expenses in our consolidated statements of operations.

The Company recorded a contingent earn-out obligation in connection with its acquisition of Topgolf Sweden in fiscal year 2016. Contingent earn-out payments are based on the number of driving range bays utilizing the acquired golf ball flight tracking technology at the end of each calendar year from 2017 through 2021. The fair value of the contingent earn-out obligation was estimated as of the Topgolf Sweden acquisition date using a valuation model that measured the present value of the probable cash payments based upon the projected installation schedule of the acquired technology and a discount rate that captured the risk associated with the obligation. We update our assumptions based on new developments and adjust the carrying value of the obligation to its estimated fair value at each reporting date. Significant increases or decreases in any of the inputs would result in a significantly lower or higher fair value measurement. Changes in the fair value of the contingent earn-out obligation are recorded within other expenses in our consolidated statements of operations.

Changes in Level 3 financial instruments were as follows:

Contingent Earn-Out Obligation
Balance, December 29, 2019	$12,692
Change in fair value	(178)
Payments	(2,033)

Balance, September 27, 2020	$10,481

The carrying values of cash and cash equivalents, accounts receivable, other current assets, accounts payable and accrued expenses approximate fair value due to their short maturities. The carrying value and fair value of our long-term debt as of September 27, 2020 are as follows:

	Fair Value Hierarchy	Carrying Value	Fair Value
Long-term debt:
Revolving Credit Facility	Level 2	$160,000	$160,000
Term Loan Facility	Level 2	344,750	337,855
Mortgage loans	Level 2	46,951	51,324

The fair value of our Revolving Credit Facility approximates carrying value as the interest rates of these amounts approximate market rates. The fair value of our Term Loan Facility is estimated based on quoted market prices. The fair value of our mortgage loans is estimated using a discounted cash flow method.

NOTE 4. OTHER CURRENT ASSETS

The components of our other current assets are as follows:

	September 27, 2020	December 29, 2019
Prepaid expenses	$19,086	$16,819
Inventories	13,610	15,798
Leasing receivables, net	13,339	13,396
Golf balls and gameplay items	10,477	11,840
Other	12,707	7,131

Total	$69,219	$64,984

NOTE 5. PROPERTY AND EQUIPMENT, NET

The components of our property and equipment are as follows:

	September 27, 2020	December 29, 2019
Land	$24,607	$29,579
Buildings	364,830	302,503
Leasehold improvements	157,062	144,606
Furniture, fixtures and equipment	366,719	335,767
Software	44,840	33,408
Construction in progress	196,288	232,029
Total cost	1,154,346	1,077,892
Less: accumulated depreciation	(319,823)	(248,103)

Property and equipment, net	$834,523	$829,789

For buildings where we are deemed to be the accounting owner, we have capitalized the landlord’s construction costs of the building and included the amounts within buildings in the table above. We have determined that we were the accounting owner of seven landlord buildings under deemed landlord financing as of September 27, 2020 and four landlord buildings as of December 29, 2019.

NOTE 6. ACCRUED EXPENSES

The components of accrued expenses are as follows:

	September 27, 2020	December 29, 2019
Accrued payroll and related expenses	$18,386	$43,777
Accrued operating expenses	28,571	32,505
Accrued property and equipment	7,713	30,078
Accrued taxes	23,319	20,140

Total accrued expenses	$77,989	$126,500

NOTE 7. LONG-TERM DEBT

The components of long-term debt are as follows:

	September 27, 2020	December 29, 2019
Revolving Credit Facility	$160,000	$15,000
Term Loan Facility	344,750	347,375
Mortgage loans	46,951	47,242

Total debt	551,701	409,617
Less: unamortized debt issuance costs	(7,890)	(6,568)
Less: unamortized original issuance discount	(2,673)	(3,048)
Less: current portion of long-term debt	(3,929)	(3,894)

Long-term debt	$537,209	$396,107

Credit Facilities

On February 8, 2019, we entered into an amended and restated credit agreement which provided for:

•	a $350,000 term loan facility (the “Term Loan Facility”); and

•	a $175,000 revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Credit Facilities”).

The agreement governing the Credit Facilities was amended on September 17, 2020. At September 27, 2020, the outstanding balance under the Term Loan Facility was $344,750. At September 27, 2020, we had outstanding borrowings of $160,000 under the Revolving Credit Facility, $11,193 of outstanding letters of credit, and $3,807 of unused borrowing availability.

Borrowings under the Credit Facilities accrue interest at a rate per annum equal to, at our option, either (a) an alternate base rate determined by reference to the highest of (1) the prime rate of JPMorgan Chase Bank, N.A. (the administrative agent), (2) the federal funds effective rate plus 0.50%, (3) the adjusted one-month LIBOR rate plus 1.00%, and (4) 1.750%, or (b) an adjusted LIBOR rate (for a period equal to the relevant interest period) (which shall not be less than 0.75%), in each case plus an applicable margin. The applicable margin for loans under the Term Loan Facility (a) prior to September 17, 2020 was 4.50% with respect to alternate base rate borrowings and 5.50% with respect to LIBOR borrowings and (b) on and after September 17, 2020 is 5.25% with respect to alternate base rate borrowings and 6.25% with respect to LIBOR borrowings The applicable rate for the Revolving Credit Facility loans is 3.00% with respect to alternate base rate borrowings and 4.00% with respect to LIBOR borrowings subject to two stepdowns of 0.25% per annum upon achievement of specified first lien leverage ratio levels. As of September 27, 2020 the interest rate on the outstanding borrowings pursuant to the Term Loan Facility was 7.00% and the weighted-average interest rate on the outstanding borrowings pursuant to the Revolving Credit Facility was 4.75%. In addition, we are required to pay a commitment fee under the Revolving Credit Facility based upon the first lien leverage ratio (as defined in the Credit Agreement) at a rate of up to 0.50% per annum, subject to two stepdowns of 0.125% per annum upon achievement of specified first lien leverage ratio levels. We must also pay customary letter of credit fees and agency fees.

The Term Loan Facility is payable in quarterly installments of 0.25% of the principal amount per quarter. The remaining unpaid balance on the Term Loan Facility, together with all accrued and unpaid interest thereon, is due and payable on February 8, 2026. Outstanding borrowings under the Revolving Credit Facility do not amortize and are due and payable on February 8, 2024.

In addition, the terms of the Credit Facilities require Topgolf and its subsidiaries to maintain on a quarterly basis a total leverage ratio (measured on a trailing four-quarter basis) less than or equal to 5.50:1.00. The Amended Credit Agreement (i) suspends the total leverage ratio financial covenant through and including the fiscal quarter ending on or about March 31, 2022 and (ii) provides for an increased level of 7.75:1.00 for the fiscal quarter ending on or about June 30, 2022, in each case unless the we elect to restore the 5.50:1.00 total leverage ratio test (and eliminate the restrictions in the Amended Credit Agreement that apply during the period of relief) at an earlier date. Until we demonstrate compliance with the 5.50:1.00 total leverage ratio test for the period ending on or about September 30, 2022 (or terminate the period of relief at an earlier date after demonstrating compliance with the 5.50:1.00 total leverage ratio test), we and our restricted subsidiaries are required to maintain unrestricted cash on hand and/or availability under the Revolving Credit Facility of not less than $30,000. The agreement governing the Credit Facilities also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations.

2020 Senior Secured Notes

On May 27, 2020, the Company entered into a note purchase agreement with certain investors which provided for an initial issuance of $33,750 of senior secured notes (the “Notes”). The Notes accrued interest at a rate per annum equal to, at Topgolf’s option, either (a) an alternate base rate determined by reference to the highest of (1) the prime rate published in the Wall Street Journal, (2) the federal funds effective rate plus 0.50%, (3) the adjusted one-month LIBOR rate plus 1.00%, and (4) 1.00%, or (b) an adjusted LIBOR (for a period equal to the relevant interest period), in each case plus an applicable margin. The applicable margin for the Notes was

4.50% with respect to alternate base rate notes and 5.50% with respect to LIBOR notes. Interest in respect of the Notes was payable in kind. The Notes were due and payable in full on February 8, 2026. On or about September 24, 2020, the Notes were contributed to the Company in exchange for 3,441 shares of Series H redeemable convertible preferred stock.

2016 Credit Facilities

On August 26, 2016, the Company entered into a credit agreement (the “2016 Credit Agreement”) and related security and other agreements that provided the Company with a $175,000 term loan facility (the “2016 Term Loan Facility”) and a $100,000 revolving credit facility (the “2016 Revolving Credit Facility” and, together with the 2016 Term Loan Facility, the “2016 Credit Facilities”). On July 2, 2018, the Company entered into a second amendment to the 2016 Credit Agreement which provided the Company with incremental term loans in an aggregate principal amount of $60,000. All related obligations outstanding under the 2016 Credit Facilities were repaid on February 8, 2019 with the commencement of the Credit Facilities. Associated with repayment, the Company recorded a loss on extinguishment of debt of $3,474 in the first quarter 2019 which is included within interest expense on the consolidated statement of operations.

Mortgage Loans

Between May 2013 and September 2015, the Company entered into three mortgage loans related to the construction of three venues. The loans bear annual interest rates ranging from 9.75% to 11.31% and require either monthly (i) principal and interest payments or (ii) interest only payments until their maturity dates, which range from July 2033 to July 2036. For loans requiring monthly interest only payments, the entire unpaid principal balance and any unpaid accrued interest is due on the maturity date. The mortgage loans are secured by the assets of each respective venue.

Maturities of Long-term Debt

At September 27, 2020, maturities of long-term debt during are as follows:

2020 (excluding the thirty-nine weeks ended September 27, 2020)	$978
2021	3,941
2022	3,994
2023	4,052
2024	164,118
Thereafter	374,618

NOTE 8. LEASES

Lessee Accounting

Operating leases. The Company leases real estate, primarily with respect to our company-operated venue operations, as well as office space under non-cancelable operating leases with terms expiring at various dates through fiscal year 2041. Our leases generally have terms of five to 30 years, contain various renewal options and escalation clauses that increase the rent payments over the lease term.

Rent expense is recognized on a straight-line basis over the lease term. The lease term commences on the date we take control or possession of the land or building.

Certain leases require the payment of property taxes and insurance. In addition to minimum lease payments, certain leases may require an additional contingent rent payment based on percentage of sales greater than certain specified threshold amounts. We recognize contingent rent expense when it is probable that sales thresholds will be reached during the fiscal year.

Operating lease right-of-use assets and liabilities are as follows:

	September 27, 2020	December 29, 2019
Operating lease assets	$868,698	$918,481
Current portion of operating lease liabilities	27,320	23,809
Operating lease liabilities	999,026	984,178

The components of lease expense are as follows:

		Thirty-nine weeks ended
	Classification	September 27, 2020	September 29, 2019
Operating lease cost	Other operating expenses General and administrative expenses Other expenses	$86,972	$86,152
Short-term lease cost	Other operating expenses General and administrative expenses	1,459	1,649
Variable lease cost	Other operating expenses	127	2,038

Total lease cost		$88,558	$89,839

In response to the COVID-19 pandemic, we renegotiated certain venue lease agreements in the thirty-nine weeks ended September 27, 2020 to obtain rent relief in an effort to partially offset the negative financial impacts. On April 10, 2020, the FASB staff issued a question-and-answer document outlining guidance for lease concessions provided to lessees in response to the effects of the COVID-19 pandemic. This guidance allows lessees to make an election not to evaluate whether a lease concession provided by a lessor should be accounted for as a lease modification in the event the concession does not result in a substantial increase in the rights of the lessor or the obligations of the lessee. We elected this practical expedient in our accounting for any lease concessions provided in connection with our renegotiated lease agreements that did not result in a substantial increase in the rights of the lessor or obligations to the lessee. As a result of this election, we have deferred the payment of approximately $29.1 million in operating lease costs as of September 27, 2020 with payback periods generally beginning in January 2022.

Finance leases. The Company has entered into five leases for equipment which are classified as finance leases. The finance leases have terms ranging from three to five years and do not contain renewal options. Finance lease liabilities of $5,866 as of September 27, 2020 and $8,254 as of December 29, 2019 are included within other current liabilities and other long-term liabilities on the consolidated balance sheets.

Deemed landlord financing. In certain leasing arrangements, due to our involvement in the construction of leased assets, we are considered the owner of the leased assets for accounting purposes. In such cases, in addition to capitalizing our own construction costs, we capitalize the construction costs funded by the landlord related to our leased premises, and also recognize a corresponding liability for those costs as construction advances during the construction period or deemed landlord financing following the opening of the venue. We have determined that we were the accounting owner of seven landlord buildings under deemed landlord financing as of September 27, 2020 and four landlord buildings as of December 29, 2019.

Lessor Accounting

With respect to our Toptracer and Swing Suite operations, the Company enters into non-cancelable license agreements that provide software and hardware to driving ranges as well as hospitality and entertainment venues. These license agreements provide the customer the right to use Topgolf-owned software and hardware products for a specified period of time generally ranging from three to five years. The software and hardware are a distinct bundle of goods that are highly interrelated. At the inception of the arrangement, lease classification is assessed which generally results in the license agreements being classified as sales-type leases. Upon lease commencement for sales-type leases, revenue is recognized consisting of initial payments received and the present value of payments over the non-cancellable term.

Leasing revenue attributed to sales-type leases was $18,406 for the thirty-nine weeks ended September 27, 2020 and $17,556 for the thirty-nine weeks ended September 29, 2019. Leasing receivables related to our net investment in sales-type leases are as follows:

	Classification	September 27, 2020	December 29, 2019
Leasing receivables, net—current	Other current assets	$13,339	$13,396
Leasing receivables—long term	Other assets	29,240	26,972

Total leasing receivables		$42,579	$40,368

NOTE 9. OTHER EXPENSES

The components of other expenses are as follows:

	Thirty-nine weeks ended
	September 27, 2020	September 29, 2019
Pre-opening costs	$10,334	$16,809
Closure costs	892	—
Remeasurement of contingent earn-out obligation	(178)	1,069
Remeasurement of stock warrant liability	110	344
Impairment of long-lived assets	62,555	—
Regulatory settlement reserve	(750)	—
Consulting and professional services	15,212	—

Total	$88,175	$18,222

Pre-opening costs include costs associated with activities prior to the opening of a new company-operated venue, including rent, training, recruiting and travel costs for associates engaged in such pre-opening activities.

Closure costs include lease related charges, severance costs, impairment of long-lived assets and other exit costs associated with permanent venue closures.

Consulting and professional services consists of consulting and advisory costs with respect to Company financing transactions.

NOTE 10. INCOME TAXES

Our income tax expense and effective income tax rates are as follows:

	Thirty-nine weeks ended
	September 27, 2020	September 29, 2019
Income tax expense	$948	$(227)
Effective income tax rate	(0.3)%	0.3%

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items arising in that quarter. Our effective tax rate differs from the U.S. federal statutory rate primarily due to a full valuation allowance on our deferred tax assets as it is more likely than not that some or all of our deferred tax assets will not be realized.

The differences in income tax expense and our effective income tax rates for the thirty-nine weeks ended September 27, 2020 compared to the thirty-nine weeks ended September 29, 2019 is primarily due to foreign tax expense in the thirty-nine weeks ended September 27, 2020 related to the transfer of assets between foreign jurisdictions.

As of September 27, 2020, the Company determined that there are no uncertain tax positions. The Company had no change in its liability for uncertain tax positions, and no penalties and interest were recorded during the thirty-nine weeks ended September 27, 2020 or the thirty-nine weeks ended September 29, 2019.

NOTE 11. MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT

The following table summarizes the Company’s authorized series of preferred stock, the shares issued and outstanding as of September 27, 2020 and the aggregate liquidation preference:

	September 27, 2020
	Shares Authorized	Shares Issued And Outstanding	Aggregate Liquidation Preference
Series A-1 convertible preferred stock	4,779	3,050	$15,950
Series A-2 convertible preferred stock	980	643	3,866
Series B convertible preferred stock	7,835	7,429	56,700
Series C-1 convertible preferred stock	19,361	19,054	65,437
Series C-2 convertible preferred stock	85,000	71,953	337,137
Series E redeemable convertible preferred stock	28,800	27,869	451,365
Series F redeemable convertible preferred stock	12,375	12,298	214,617
Series G redeemable convertible preferred stock	6,667	6,667	110,754
Series H redeemable convertible preferred stock	21,500	16,053	200,667

Subject to customary anti-dilution adjustments, the preferred shares carry the same voting rights and rights to dividends as the common shares issued. Each share of preferred stock other than Series G preferred stock shall be convertible, at the option of the stockholder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price by the then existing conversion price, initially set as the original issue price. Each share of Series G preferred stock shall be convertible, at the option of the stockholder, into such number of fully paid and non-assessable shares of common stock as is determined by dividing $15.00 by the then existing conversion price, initially set at $15.00; provided that, following the closing of any private offering that constitutes a Specified Major Equity Raise (as defined in the Company’s certificate of incorporation), (x) the number of shares into which each share of Series G preferred stock will convert will be determined by dividing the amount necessary to generate an annual internal rate of return of 25% on the original issue price by the then existing conversion price, initially set as the issue price in such Specified Major Equity Raise calculated on an as-converted to common stock basis, and (y) any such conversion will be subject to the Company’s right to redeem the shares in accordance with its certificate of incorporation.

The Series A-1, A-2, B, C-1 and C-2 preferred shares will automatically convert into common stock immediately upon the closing of a qualifying public stock offering or upon the vote of the holders of a majority of the outstanding shares of the Series A-1, A-2, B, C-1 and C-2 preferred stock voting together as a single class. The Series E preferred shares will automatically convert into common stock upon the earliest to occur of the closing of a qualifying public stock offering, the consummation of a qualifying Deemed Liquidation Event (as defined in the Company’s certificate of incorporation) and the vote of the holders of a majority of the outstanding shares of the Series E preferred stock. The Series F preferred shares will automatically convert into common stock upon the earlier to occur of the consummation of a qualifying public stock offering and the vote of the holders of a majority of the outstanding shares of the Series F preferred stock. The Series H preferred shares and Series G preferred shares will automatically convert into common stock upon the closing of a qualifying public stock offering; provided that no such conversion will occur if the Company delivers a qualifying notice of redemption prior to the closing of such qualifying public stock offering and redeems the shares of Series H preferred stock and/or Series G preferred stock within 10 business days of such closing.

In September 2020, the Company presented opportunities to existing investors to purchase shares of Series H preferred stock. In connection with this offer, the Company raised $125,296, net of issuance costs, in exchange for 12,597 shares of Series H preferred stock.

Mezzanine Equity

Series E, Series F, Series G and Series H preferred shares have redemption options available to holders after a certain passage of time. Redeemable shares are classified as mezzanine equity as they are redeemable based on an event that is not solely in the control of the Company. Changes in the carrying value are recognized in additional paid-in-capital.

Series E. At any time following February 2022 (six years after the earliest original issuance date of a Series E preferred share), the holders of a majority of the then outstanding shares of our Series E preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series E liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at their fair market value, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. The Series E preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Series F. At any time following November 2022 (five years after the earliest original issuance date of a Series F preferred share), the holders of a majority of the then outstanding shares of our Series F preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series F liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at their fair market value, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. The Series F preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Series G. At any time following November 2024 (five years after the earliest original issuance date of a Series G preferred share), the holders of a majority of the then outstanding shares of our Series G preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series G liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at the Series G Liquidation Amount (as defined below) calculated as of the redemption date, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. Shares of Series G preferred stock are redeemable by the Company at any time prior to the 18 month anniversary of the original issuance date of the Series G preferred stock at the then-applicable Series G Liquidation Amount. The Series G preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Series H. At any time following September 2025 (five years after the earliest original issuance date of a Series H preferred share), the holders of a majority of the then outstanding shares of our Series H preferred stock may deliver a liquidation demand notice to the Company requesting that the Company effect a Series H liquidation event. Within 30 days after its receipt of such notice, the Company shall, at its discretion, elect one of the following actions: (i) redeem the shares at the Series H Liquidation Amount (as defined below) calculated as of the redemption date, (ii) effect the sale of all of the equity securities of the Company for cash, or (iii) effect a qualified public offering. Shares of Series H preferred stock are redeemable by the Company at any time after the 36th but prior to the 39 month anniversary of the original issuance date of the Series H preferred stock at the then-applicable Series G Liquidation Amount. The Series H preferred shares were initially recorded at their fair value, net of issuance costs and have been subsequently accreted to their redemption amount.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including upon the occurrence of a Deemed Liquidation Event (as defined in the Company’s certificate of incorporation), the holders of each series of preferred stock will receive, in preference to the holders of common stock, an amount per share equal to the per share liquidation preference for such series.

The per share liquidation preference for the Series H preferred stock (the “Series H Liquidation Amount”) is equal to the greater of (x)(A) an amount equal to 1.25 multiplied the original issue price for such series and or (B) an amount sufficient to generate an annual internal rate of return of 25% on the original issue price for such series through the applicable date of calculation, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The per share liquidation preference for the Series G preferred stock (the “Series G Liquidation Amount”) is equal to the greater of (x)(A) at any time on or prior to the 18 month anniversary of the initial issuance of such series, an amount equal to 12.5% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, or (B) at any time following the 18 month anniversary of the initial issuance of such series, an amount sufficient to generate an annual internal rate of return of 25% on the original issue price for such series through the applicable date of calculation, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up; provided that, at any time following the consummation of any private offering that constitutes a Major Equity Raise (as defined in the Company’s certificate of incorporation), the Series G Liquidation Amount will be equal to the greater of (x) an amount equal to 12.5% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The per share liquidation preference for the Series C-2, E and F preferred stock is equal to the greater of (x) an amount equal to 8.5% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The per share liquidation preference for the Series A-1, Series A-2, Series B and Series C-1 preferred stock is equal to the greater of (x) an amount equal to 7.0% per annum compounded annually on the original issue price for such series, plus the original issue price for such series, plus any declared but unpaid dividends, and (y) the amount per share that would have been payable had all shares of such series been converted into common stock immediately prior to such liquidation, dissolution or winding up.

The holders of the Series H preferred stock and Series G preferred stock (which two series are pari passu as between them) are entitled to payment in full prior to any payment to the holders of the Series F preferred stock, and the holders of the Series F preferred stock are entitled to payment in full prior to any payment to the holders of the Series C-2 or E preferred stock, and the holders of the Series C-2 and E preferred stock are entitled to payment in full prior to any payment to the holders of the Series A-1, A-2, B or C-1 preferred stock. After payment of the liquidation preference to the holders of the preferred stock, the remaining assets of the Company are available for distribution to the holders of common stock on a pro rata basis.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the changes in accumulated other comprehensive loss by component (amounts are net of related income taxes):

Unrealized ForeignCurrency Translation Loss
Balance, December 29, 2019	$(11,150)
Other comprehensive gain	1,614

Balance, September 27, 2020	$(9,536)

NOTE 13. STOCK-BASED COMPENSATION

Stock Options

Compensation expense related to stock options was $3,378 for the thirty-nine weeks ended September 27, 2020 and $3,778 for the thirty-nine weeks ended September 29, 2019. A summary of stock option activity during the thirty-nine weeks ended September 27, 2020 is as follows:

	Stock Options	Weighted Average Exercise Price
Outstanding at December 29, 2019	8,319	$10.15
Granted	1,038	15.00
Exercised	(323)	11.35
Forfeited	(586)	13.10

Outstanding at September 27, 2020	8,448	$10.49

Restricted Stock

Compensation expense related to restricted stock was $2,267 for the thirty-nine weeks ended September 27, 2020 and $1,466 for the thirty-nine weeks ended September 29, 2019. A summary of restricted stock activity during the thirty-nine weeks ended September 27, 2020 is as follows:

	Restricted Stock	Weighted Average Fair Value
Unvested at December 29, 2019	720	$10.90
Granted	287	12.27
Forfeited	(72)	11.00
Vested	(201)	10.43

Unvested at September 27, 2020	734	$11.54

NOTE 14. RELATED PARTY TRANSACTIONS

The Company purchased retail inventory and rental clubs from Callaway Golf Company, a stockholder, aggregating $1,198 for the thirty-nine weeks ended September 27, 2020 and $2,517 for the thirty-nine weeks ended September 29, 2019.

NOTE 15. SUBSEQUENT EVENTS

Merger

On October 27, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Callaway Golf Company (“Callaway”) and 51 Steps, Inc. (“Merger Sub”), a direct, wholly-owned subsidiary of Callaway, pursuant to which Merger Sub will merge with and into Topgolf, with Topgolf surviving the merger as a wholly-owned subsidiary of Callaway. Pursuant to the Merger Agreement, Callaway will issue shares of Callaway common stock to Topgolf stockholders (other than Callaway) in exchange for all outstanding shares of Topgolf stock.

Swing Suite

Effective as of October 1, 2020, Topgolf entered into an agreement with Full Swing, Inc. (“Full Swing”), pursuant to which Topgolf sold its portfolio of Swing Suite licenses to Full Swing, and Full Swing has assumed Topgolf’s obligations as licensor under the portfolio of Swing Suite licenses then in effect and for new Swing Suite bay installs. Pursuant to the agreement, Full Swing will sell simulators and enter into sublicense agreements directly with end users and Topgolf will license its Swing Suite software for an annual license fee. Topgolf is still evaluating the impact of the transaction and any charges related to the sale of the portfolio of Swing Suite licenses.

CALLAWAY GOLF COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial information gives effect to Callaway Golf Company’s planned Merger with Topgolf International, Inc., further described in Note 1—Description of Transaction. The consummation of the Merger remains subject to satisfaction of customary closing conditions, including receipt of regulatory and other approvals.

We are providing the following unaudited pro forma condensed combined financial information, further described in Note 2—Basis of Presentation, to aid in the analysis of the financial aspects of the Merger. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes together with Callaway Golf Company’s Annual Report on Form 10-K for the year ended December 31, 2019, Callaway Golf Company’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2020, Topgolf’s audited financial statements for the year ended December 29, 2019 and Topgolf’s unaudited financial statements for the thirty-nine weeks ended September 27, 2020 included elsewhere or incorporated by reference in this proxy statement/prospectus/consent solicitation.

The pro forma adjustments are based upon currently available information and certain assumptions that Callaway’s management believes are reasonable. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to present or be indicative of what the results of operations or financial position would have been had the events actually occurred on the dates indicated, nor is it meant to be indicative of future results of operations or financial position for any future period or as of any future date. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, costs to integrate the operations of Callaway and Topgolf, cost savings or operating synergies that may result from the Merger.

CALLAWAY GOLF COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30, 2020
	Callaway Golf Company	Topgolf International, Inc.	Pro Forma Adjustments	Note 5		Pro Forma Condensed Combined Balance Sheets
ASSETS
Current assets:
Cash and cash equivalents	$286,656	$181,706	$—			$468,362
Accounts receivable, net	239,650	22,982	—			262,632
Inventories	324,852	13,610	—			338,462
Income taxes receivable	7,321	121	—			7,442
Other current assets	66,667	55,488	200	(d	)	122,355

Total current assets	925,146	273,907	200			1,199,253
Property, plant and equipment, net	145,758	834,524	71,686	(b	)	1,051,968
Operating lease ROU asset, net	186,721	868,698	—			1,055,419
Intangible assets, net	474,973	23,587	838,813	(a	)	1,337,373
Goodwill	56,041	66,393	1,024,682	(a	)	1,147,116
Deferred taxes, net	51,872	—	—			51,872
Investment in golf-related venture	111,442	7,636	(111,442)	(a	)	7,636
Other assets	14,355	37,797	—			52,152

Total assets	$1,966,308	$2,112,542	$1,823,939			$5,902,789

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$245,053	$158,731	$59,702	(g	)	$463,486
Accrued employee compensation and benefits	33,522	19,831	—			53,353
Asset-based credit facilities	30,235	—	—			30,235
Construction advances	—	54,058	—			54,058
Accrued warranty expense	9,640	—	—			9,640
Current operating lease liability	28,011	27,320	—			55,331
Current portion of long-term debt	14,623	4,290	—			18,913
Other current liabilities	10,326	11,016	—			21,342

Total current liabilities	371,410	275,246	59,702			706,358
Long-term liabilities:
Operating lease liability, long-term	170,732	999,026	—			1,169,758
Long-term debt	651,011	537,209	(4,982)	(d	)	1,183,238
Deemed landlord financing	—	152,028	—			152,028
Income tax liability	7,456	—	—			7,456
Deferred taxes	60,636	1,921	103,572	(c	)	166,129
Market value of unfavorable leases	—	—	28,101	(a	)	28,101
Other long-term liabilities	16,529	25,723	—			42,252
Commitments and contingencies
Convertible preferred stock, at redemption value	—	971,826	(971,826)	(a	)	—
Shareholders’ equity:
Preferred stock, $.01 par value, 3,000,000 shares authorized, 0 shares issued and outstanding at September 30, 2020	—	1	(1)	(a	)	—
Common stock, $.01 par value, 240,000,000 shares authorized, 95,648,648 shares issued at September 30, 2020	956	—	—			956
Additional paid-in capital	344,425	—	1,692,296	(a	)	2,036,721
Retained earnings (accumulated deficit)	400,805	(840,902)	907,541	(a	)	467,444
Accumulated other comprehensive loss	(31,323)	(9,536)	9,536	(a	)	(31,323)
Less: Common stock held in treasury, at cost, 1,469,101 shares at September 30, 2020	(26,329)	—	—			(26,329)

Total shareholders’ equity (deficit)	688,534	(850,437)	2,609,372			2,447,469

Total liabilities and shareholders’ equity (deficit)	$1,966,308	$2,112,542	$1,823,939			$5,902,789

The accompanying notes are an integral part of these financial statements.

CALLAWAY GOLF COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31, 2019
	Callaway Golf Company	Topgolf International, Inc.	Pro Forma Adjustments	Note 5		Pro Forma Combined
Net sales	$1,701,063	$1,059,909	$—			$2,760,972
Cost of sales	934,276	143,903	—			1,078,179

Gross profit	766,787	916,006	—			1,682,793
Operating expenses:
Selling expense	438,238	868,938	—			1,307,176
General and administrative expense	145,302	93,407	30,411	(e	)	269,120
Research and development expense	50,579	—	—			50,579
Pre-opening costs	—	22,377	—			22,377

Total operating expenses	634,119	984,722	30,411			1,649,252

Income (loss) from operations	132,668	(68,716)	(30,411)			33,541
Interest income	807	—	—			807
Interest expense	(39,300)	(40,865)	(851)	(d	)	(81,016)
Other income (expense), net	1,594	(294)	—			1,300

Income (loss) before income taxes	95,769	(109,875)	(31,262)			(45,368)
Income tax provision (benefit)	16,540	(199)	(7,691)	(f	)	8,650

Net income (loss)	79,229	(109,676)	(23,571)			(54,018)
Less: Net loss attributable to non-controlling interest	(179)	—	—			(179)
Less: Accretion of mezzanine equity	—	(52,452)	52,452	(h	)	—

Net income (loss) attributable to Callaway Golf Company	$79,408	$(162,128)	$28,881			$(53,839)

Earnings (loss) per common share:
Basic	$0.84					($0.29)
Diluted	$0.82					($0.29)
Weighted-average common shares outstanding:
Basic	94,251		89,972	(i	)	184,223
Diluted	96,287		89,972	(i	)	184,223

The accompanying notes are an integral part of these financial statements.

CALLAWAY GOLF COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Nine Months Ended September 30, 2020
	Callaway Golf Company	Topgolf International, Inc.	Pro Forma Adjustments	Note 5		Pro Forma Combined
Net sales	$1,214,831	$485,508	$—			$1,700,339
Cost of sales	696,369	66,971	—			763,340

Gross profit	518,462	418,537	—			936,999
Operating expenses:
Selling expense	285,082	503,116	—			788,198
General and administrative expense	98,972	76,064	11,858	(e	)	186,894
Research and development expense	33,399	—	—			33,399
Goodwill and trade name impairment	174,269	62,555	—			236,824
Pre-opening costs	—	10,334	—			10,334

Total operating expenses	591,722	652,069	11,858			1,255,649

Loss from operations	(73,260)	(233,532)	(11,858)			(318,650)
Interest income	396	—	—			396
Interest expense	(34,401)	(40,466)	(639)	(d	)	(75,506)
Other income (expense), net	27,487	(110)	—			27,377

Loss before income taxes	(79,778)	(274,108)	(12,497)			(366,383)
Income tax provision	6,580	947	(3,074)	(f	)	4,453

Net loss	(86,358)	(275,055)	(9,423)			(370,836)
Less: Accretion of mezzanine equity	—	(97,734)	97,734	(h	)	—

Net loss attributable to Callaway Golf Company	$(86,358)	$(372,789)	$88,311			$(370,836)

Loss per common share:
Basic	($0.92)					($2.01)
Diluted	($0.92)					($2.01)
Weighted-average common shares outstanding:
Basic	94,207		89,972	(i	)	184,179
Diluted	94,207		89,972	(i	)	184,179

The accompanying notes are an integral part of these financial statements.

CALLAWAY GOLF COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1. Description of Transaction

On October 27, 2020, Callaway Golf Company, a Delaware corporation (“Callaway”), entered into a definitive agreement to acquire Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) by and among Callaway, Topgolf and 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Callaway (“Merger Sub”). The Merger Agreement provides that, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Callaway will acquire Topgolf by way of a merger of Merger Sub with and into Topgolf, with Topgolf surviving as a wholly-owned subsidiary of Callaway (the “Merger”).

Callaway currently estimates that it will issue approximately 90 million shares of common stock to the stockholders of Topgolf (excluding Callaway) for 100% of the outstanding equity of Topgolf (the “Merger Consideration”), using an exchange ratio (the “Exchange Ratio”) based on an equity value of Topgolf of approximately $1.986 billion (or approximately $1.745 billion excluding Topgolf shares currently held by Callaway) and a price per share of Callaway common stock fixed at $19.40 per share (the “Callaway Share Price”). Callaway currently holds approximately 14.3% of Topgolf’s outstanding shares. Upon completion of the Merger, the former Topgolf stockholders (other than Callaway) are expected to own approximately 48.5% of the combined company on a fully diluted basis.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each share of Topgolf preferred stock and each share of Topgolf common stock that is issued and outstanding immediately prior to the Effective Time (other than shares held by Callaway, shares held by Topgolf in treasury or dissenting shares, if any, all of which will be canceled for no consideration), will be converted into the right to receive a number of shares of Callaway common stock equal to its pro rata portion of the Merger Consideration, after taking into account the applicable liquidation preferences set forth in Topgolf’s organizational documents, (b) each outstanding Topgolf stock option that is held by an employee or independent contractor of Topgolf who is providing services to Topgolf at the Effective Time, or a Topgolf director who will be appointed to the Callaway board of directors following the consummation of the Merger (each, a “Rollover Option”) will be automatically converted into an option to purchase a number of shares of Callaway common stock to be determined by multiplying the number of shares of Topgolf common stock by the Equity Award Exchange Ratio, as define in the Merger Agreement (c) immediately prior to the Effective Time, each outstanding Topgolf stock option that has not been exercised and that is not a Rollover Option, will be deemed to be net exercised for a number of shares of Callaway common stock as defined in the merger agreement. (d) at the Effective Time, each outstanding share of Topgolf restricted stock, to the extent then unvested, will be entitled to receive the per share common stock consideration per share of Topgolf restricted stock, subject to the same terms and conditions as were applicable to such share of Topgolf restricted stock immediately prior to the Effective Time, including applicable vesting conditions. Additionally, at the Effective Time, Callaway will assume an existing warrant to purchase Topgolf preferred stock, and such warrant will become a warrant to purchase shares of Callaway common stock.

Note 2. Basis of Presentation

The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if it had occurred on September 30, 2020 and combines Callaway’s unaudited condensed consolidated balance sheet as of September 30, 2020 with Topgolf’s unaudited consolidated balance sheet as of September 27, 2020. The unaudited pro forma condensed combined statements of operations each give effect to the transaction as if it had occurred on January 1, 2019 (the first day of Callaway’s fiscal year 2019) and combine the historical consolidated statement of operations of Callaway for the calendar year ended December 31, 2019 and the nine months ended September 30, 2020, and the historical consolidated statement of operations of Topgolf for the fiscal year ended December 29, 2019 and the 39-week period ended September 27, 2020.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under the provisions of Financial Accounting Standards Board (“FASB”) Accounting

Standard Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Callaway is the accounting acquirer and Topgolf is the accounting acquiree. The purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date, and any excess value of the consideration transferred over the net assets will be recognized as goodwill. Callaway has made a preliminary allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date based on management’s preliminary valuation of the fair value of tangible and intangible assets acquired and liabilities assumed using information currently available. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Callaway’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information was derived from Callaway and Topgolf’s historical annual and interim consolidated financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited pro forma condensed combined financial information was prepared on a combined basis using Callaway’s significant accounting policies as set forth in the audited consolidated financial statements for the fiscal year ended December 31, 2019. Certain reclassifications have been made in order to conform Topgolf’s historical consolidated financial statements to Callaway’s financial statement presentation. Other than Callaway’s pre-merger investment in Topgolf, there were no material transactions between Callaway and Topgolf during the periods presented that would require elimination.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (i) directly attributable to the Merger, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements also assume that Callaway entered into an amendment to its Term Loan B Agreement as well as an amendment to the Callaway ABL Facility, on January 1, 2019, to permit the consummation of the Merger and certain other transactions contemplated by the Merger Agreement, among other things (see Note 4). As such, Callaway reflected the interest expense and debt cost amortization associated with the amended Term Loan B facility and ABL Facility, as well as the costs associated with the Merger, including the amortization of intangible assets and the step-up of property, plant and equipment and net step-down of lease right-of-use assets, as well as the tax effect on those costs within the unaudited pro forma condensed combined financial statements.

Note 3. Preliminary Purchase Price

The accompanying unaudited pro forma condensed combined financial information reflects an estimated purchase consideration of approximately $1,924.9 million, which consists of the following (in thousands):

Estimated fair value of Callaway shares to be issued at the Effective Date(1)	$1,687,882
Estimated fair value of Callaway pre-merger interest in Topgolf	232,600
Pre-merger Topgolf options and warrants to be assumed by Callaway(2)	4,414

Total estimated Merger Consideration	$1,924,896

(1)

Represents the estimated fair value of Callaway common stock to be issued to Topgolf stockholders upon close of the Merger. This estimated fair value of Callaway common stock is based on a trading price of Callaway common stock of $18.76 as of November 20, 2020 and the number of shares of Callaway common stock to be issued pursuant to the Merger Agreement. The actual purchase price will fluctuate until the Effective Date. Therefore, the estimated consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual transferred consideration will be when the Merger is completed. Fluctuations in the expected timing of the close is not expected to have a material effect on the estimated number of shares that will be issued as part of the Merger Consideration.

The following table shows sensitivities to changes in the preliminary estimated purchase consideration and goodwill resulting from a 10% increase or decrease in the assumed per share price of Callaway common stock.

	Price of Callaway Common Stock	Calculated Value of Merger Consideration	Estimated Goodwill
As of November 18, 2020	$18.76	$1,924,896	$1,091,074
Increase of 10%	$20.64	$2,118,549	$1,284,727
Decrease of 10%	$16.88	$1,731,499	$897,678

(2)

Effective with the Merger, any Topgolf stock option or unvested restricted stock award held by a Topgolf employee who remained employed by Topgolf as of immediately prior to the Merger, that is outstanding and unexercised as of immediately prior to the Merger, for accounting purposes is converted into a stock-based compensation award (the “Replacement Award”), of the combined company and will be subject to the same terms and conditions after the Merger as the terms and conditions applicable to the corresponding Topgolf stock-based compensation award. Accordingly, this balance represents the precombination service portion of the estimated fair value of the Replacement Award issued to Topgolf employees. In calculating the estimated fair value of the Replacement Awards based on the Black-Scholes model, management used the following weighted-average assumptions:

Expected term (in years)	3.5
Volatility	30.2%
Risk free interest rate	0.58%

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of Topgolf based on their estimated fair values as of the proposed Merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

A preliminary allocation of the total preliminary estimated purchase price, as shown above, to the acquired assets and assumed liabilities of Topgolf based on the estimated fair values as of September 30, 2020 is as follows (in thousands):

At September 30, 2020
Assets Acquired
Cash	$181,706
Accounts receivable	22,982
Inventory	13,610
Other current assets	55,609
Property and equipment	906,210
Operating lease ROU asset, net	868,698
Intangibles - trade name	772,600
Intangibles - developed technology	78,500
Intangibles - franchisee & customer relationships	4,000
Intangibles - liquor licenses	7,300
Goodwill	1,091,074
Other assets	45,433

Total assets acquired	4,047,722

At September 30, 2020
Liabilities Assumed
Accounts payable and accrued liabilities	158,731
Accrued employee costs and benefits	19,831
Construction advances	54,058
Other current liabilities	42,626
Operating lease liability, long-term	999,026
Long-term debt	689,237
Intangibles - market value of leases, net	28,101
Deferred taxes	105,493
Other long-term liabilities	25,723

Total liabilities assumed	2,122,826

Net assets acquired	$1,924,896

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of Topgolf are recognized and measured at the acquisition date fair value. The determination of fair value used in the pro forma adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed. The final determination of the purchase price allocation, upon the completion of the Merger, will be based on Topgolf’s net assets acquired as of that date and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the pro forma adjustments presented. Any change in the amount of the final purchase price allocated to definite-lived assets could materially affect the carrying amount and the related amortization expense or depreciation expense of such assets.

Note 4. Financing

In connection with the transactions contemplated by the Merger Agreement, on November 19, 2020, Callaway entered into an amendment to the Term Loan Agreement (“Amendment No. 2”), which, among other things, (a) permits the consummation of the Merger and certain other transactions contemplated by the Merger Agreement, (b) designates Topgolf and its subsidiaries as unrestricted subsidiaries under the Term Loan Agreement, which among other things, excludes them from the requirement to become guarantors under the Term Loan Agreement and from certain covenants and representations thereunder, (c) amends certain financial definitions and other provisions in the Term Loan Agreement to reflect the status of Topgolf and its subsidiaries as unrestricted subsidiaries thereunder, (d) amends certain covenants and other provisions in the Term Loan Agreement to permit Callaway and its subsidiaries to make certain investments in, and enter into certain transactions with, Topgolf and its subsidiaries, (e) requires that Callaway and its subsidiary guarantors pledge any interests owned in Topgolf as collateral under the Term Loan Agreement, and (f) implements new call protection under the Term Loan Agreement. The operative amendments to the Term Loan Agreement under Amendment No. 2 are subject to the consummation of the Merger and certain other customary closing conditions.

Also in connection with the Merger Agreement, Callaway entered into an amendment to the Callaway ABL Facility, dated as of October 27, 2020, which among other things, (a) permits the consummation of the Merger and certain other transactions contemplated by the Merger Agreement, (b) designates Topgolf and its subsidiaries as excluded subsidiaries under the Callaway ABL Facility, which among other things, excludes them from the requirement to become guarantors under the Callaway ABL Facility and from certain covenants and representations thereunder, (c) amends certain financial definitions and other provisions in the Callaway ABL Facility to reflect the status of Topgolf and its subsidiaries as excluded subsidiaries thereunder, and (d) amends certain covenants and other provisions in the Callaway ABL Facility to permit Callaway and its subsidiaries to make certain investments in, and enter into certain transactions with, Topgolf and its subsidiaries.

Note 5. Pro Forma Adjustments

The following pro forma adjustments are reflected in the unaudited pro forma condensed combined financial statements. These adjustments were based on Callaway’s preliminary estimates and assumptions that are subject to change.

(a)

Represents the adjustments to record (i) the preliminary estimated fair values of the identifiable intangible assets and the resulting goodwill from the Merger of $862.4 million and $1,091.1 million, respectively, both of which are reflected net of adjustments to eliminate pre-acquisition intangibles and goodwill of $23.6 million and $66.4 million, respectively, (ii) the elimination of Callaway’s historical investment in Topgolf, (iii) a $28.1 million unfavorable lease liability, as well as (iv) adjustments to eliminate Topgolf’s historical equity, including convertible preferred stock of $971.8 million, the accumulated deficit of $840.9 million and unrealized foreign currency translation losses of $9.5 million and record the new estimated Topgolf capital resulting from the estimated purchase consideration of $1,924.9 million, consisting of an estimated fair value of Callaway common shares to be issued on the closing date of $1,687.9 million, the estimated fair value of pre-merger Topgolf stock options and warrants to be assumed by Callaway of $4.4 million, and the estimated fair value of Callaway’s pre-merger interest in Topgolf of $232.6 million.

The following table shows a preliminary estimate of the fair value of the intangible assets to be acquired and their related average estimated useful lives as of September 30, 2020 (dollars in thousands):

Intangible Assets	Estimated Fair Value	Estimated Useful Life (in Months)
Trade name	$772,600	Indefinite
Developed technology	78,500	120
Franchisee & customer relationships	4,000	17
Liquor licenses	7,300	7

Estimated fair value of intangible assets acquired	862,400
Elimination of Topgolf’s historical intangible asset	23,587

Net adjustment to intangible assets	$838,813

Intangible Liabilities
Market value of leases, net	$28,101	160

(b)	Represents the step-up in value of fixed assets.

(c)

The $103.6 million increase in deferred tax liabilities reflects the preliminary estimate of deferred tax liabilities recognized on new book to tax differences in acquired intangible assets. This amount was calculated using an estimated effective tax rate of 24.6%. Callaway is still evaluating the impact of Topgolf’s forecasted net losses on the realization of the combined company’s deferred tax assets, which may result in the recognition of a valuation allowance on some or all of its deferred tax assets.

(d)

Represents debt issuance costs of $5.2 million in connection with the amendments to Callaway’s ABL Facility and Term Loan Facility (see Note 4), and the respective amortization expense of $0.9 million for the twelve months ended December 31, 2019 and $0.6 million for the nine months ended September 30, 2020.

(e)

The $30.3 million increase in general and administrative expenses for the twelve months ended December 31, 2019 include (i) an estimate for recurring acquisition related costs of $1.9 million, (ii) $24.4 million of amortization expense related to the definite-lived acquired intangible assets, and (iii) $4.0 million of depreciation expense related to the step-up in value of fixed assets. The $11.8 million increase in general and administrative expenses for the nine months ended September 30, 2020 include (i) $11.5 million of amortization expense related to the definite-lived acquired intangible assets and acquisition related costs, and (ii) $3.0 million of depreciation expense related to the step-up in value of fixed assets, partially offset by the removal of non-recurring acquisition costs of $2.7 million incurred in 2020.

(f)

The decreases in the income tax provision of $7.7 million and $3.1 million for the twelve months ended December 31, 2019 and the nine-months ended September 30, 2020, respectively, reflects the income tax benefit on estimated recurring acquisition costs, amortization of intangible assets and debt issuance costs, and depreciation expense related to the step-up in value of fixed assets.

(g)

The $59.7 million increase in accounts payable and accrued expenses reflects an estimate of $29.8 million in income taxes payable related to the estimated gain related to the fair value of Callaway’s stock consideration, in addition to an estimate of $24.7 million for accrued acquisition costs, net of income taxes, and an estimate of $5.2 million for accrued debt issuance costs.

(h)

Represents the elimination of the accretion of the mezzanine equity recorded in additional paid-in capital and accumulated deficit as a result of the elimination of the historical convertible preferred stock of Topgolf.

(i)	Represents the estimated number of shares of Callaway common stock to be issued to Topgolf stockholders upon the closing of the Merger.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

October 27, 2020

by and among

CALLAWAY GOLF COMPANY,

51 STEPS, INC.,

and

TOPGOLF INTERNATIONAL, INC.

A-ii

A-iii

A-iv

Exhibits

Exhibit A – Form of Support Agreement

Exhibit B – Form of Registration Rights Agreement

Exhibit C – Form of Stockholders Agreement

Exhibit D – Acquiror Closing Tax Certificate

Exhibit E – Acquiror Registration Statement Tax Certificate

Exhibit F – Company Closing Tax Certificate

Exhibit G – Company Registration Statement Tax Certificate

Exhibit H – Form of Letter of Transmittal

A-v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of October 27, 2020, is entered into by and among Callaway Golf Company, a Delaware corporation (“Acquiror”), 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and Topgolf International, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I.

RECITALS

WHEREAS, Acquiror, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the board of directors of Acquiror (the “Acquiror Board”) has (a) determined that the Transactions are fair to, advisable and in the best interests of Acquiror and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, including the issuance of shares of Acquiror Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (c) recommended that the stockholders of Acquiror vote to approve the issuance of shares of Acquiror Common Stock to the stockholders of the Company pursuant to the terms of this Agreement;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has (a) determined that the Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions and (c) recommended that the sole stockholder of Merger Sub vote to adopt this Agreement and approve the Transactions;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions and (c) recommended that the stockholders of the Company vote to adopt this Agreement and approve the Transactions;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, certain Company Stockholders have entered into certain Support Agreements, dated as of the date hereof (the “Support Agreements”), in the form set forth on Exhibit A, with Acquiror;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror, the Company, certain Acquiror Stockholders and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), in the form set forth on Exhibit B, to be effective upon the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, Acquiror and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, have entered into that certain Stockholders Agreement (the “Stockholders Agreement”), in the form set forth on Exhibit C, to be effective upon the Closing;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, the Company, Acquiror, and PEP TG Investments LP have entered into that certain Warrant

Assumption Agreement, dated as of the date hereof and to be effective upon the Closing, pursuant to which Acquiror has agreed to assume the Company Warrant on the terms set forth therein; and

WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (a) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (b) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“280G Stockholder Vote” has the meaning specified in Section 7.07(d).

“401(k) Termination Date” has the meaning specified in Section 7.07(c).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and other provisions on terms no less favorable in any substantive respect to the Company or Acquiror, as applicable, than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for such party to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

“Acquiror” has the meaning specified in the preamble hereto.

“Acquiror ABL Credit Agreement” means that certain Fourth Amended and Restated Loan and Security Agreement, dated as of May 17, 2019 (as amended by (i) the First Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of August 28, 2019, (ii) the Second Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of March 20, 2020, (iii) the Third Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of April 28, 2020 and (iv) the Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of October 27, 2020) among Callaway Golf Company, a Delaware corporation, Callaway Golf Sales Company, a California corporation, Callaway Golf Ball Operations, Inc., a Delaware corporation, OGIO International Inc., a Utah corporation, travisMathew, LLC, a California limited liability company, Callaway Golf Canada Ltd., a Canada corporation, Jack Wolfskin Ausrüstung für Draussen GMBH & CO. KGAA, a partnership limited by shares (Kommanditgesellschaft auf Aktien) under the laws of the Federal Republic of Germany, Callaway Golf Europe Ltd., a company organized under the laws of England (registered number 02756321), the other obligors from time to time party thereto, the financial institutions from time to time party thereto as lenders and Bank of America, N.A., as administrative agent and security trustee for such lenders.

“Acquiror and Merger Sub Representations” means the representations and warranties of each of Acquiror and Merger Sub expressly and specifically set forth in Article V, as qualified by the Schedules and/or the applicable portions of the Acquiror SEC Reports. For the avoidance of doubt, the Acquiror and Merger Sub Representations are solely made by Acquiror and Merger Sub.

“Acquiror Arrangements” has the meaning specified in Section 7.07(d).

“Acquiror Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA, and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee or independent contractor, in each case, that is maintained, sponsored or contributed to by Acquiror or its Subsidiaries or any Acquiror ERISA Affiliate or under which Acquiror or its Subsidiaries has or would reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any statutory employee benefit plan required pursuant to applicable Law.

“Acquiror Board” has the meaning specified in the recitals hereto.

“Acquiror Board Recommendation” has the meaning specified in Section 8.04(d).

“Acquiror Cancelled Shares” has the meaning specified in Section 3.01(c).

“Acquiror Capitalization Measurement Time” has the meaning specified in Section 5.06(a).

“Acquiror Change in Recommendation” has the meaning specified in Section 8.04(d).

“Acquiror Closing Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit D and dated as of the date of the Closing Tax Opinion.

“Acquiror Common Stock” means Acquiror’s Common Stock, par value $0.01 per share.

“Acquiror COVID-19 Response” means any deviations from the ordinary course of business of Acquiror or any of its Subsidiaries or any actions, inactions, activities or conduct of Acquiror or any of its Subsidiaries, in each case, following the date hereof, that Acquiror reasonably and in good faith determines are reasonably necessary (i) to comply with any COVID-19 Measure or (ii) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any Person in response to COVID-19) in a manner consistent with an Acquiror Historical COVID-19 Response; provided, that (A) in the case of any such deviation, action, inaction, activity or conduct that is reasonably expected to have an adverse financial impact on Acquiror or its applicable Subsidiary of at least $1,000,000 or to otherwise materially and adversely impact their respective business, Acquiror or its applicable Subsidiary shall, prior to taking or refraining from taking any such deviation, action, inaction, activity or conduct, reasonably consult with the Company and consider in good faith the Company’s suggestions and/or feedback, and use reasonable best efforts to implement any such reasonable suggestions and/or feedback, and (B) in the case of any other such deviation, action, inaction, activity or conduct, Acquiror or its applicable Subsidiary shall promptly notify the Company in writing.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

“Acquiror Equity Awards” means any Acquiror Stock Options, Acquiror RSUs, Acquiror PSUs, and any other awards granted or issuable under the Acquiror Equity Plans.

“Acquiror Equity Plans” means Acquiror’s Amended and Restated 2004 Incentive Plan and 2013 Non-Employee Directors Stock Incentive Plan.

“Acquiror ERISA Affiliate” has the meaning specified in Section 5.12(e).

“Acquiror Historical COVID-19 Response” means the deviations from the ordinary course of business of Acquiror or any of its Subsidiaries and the actions, inactions, activities or conduct of Acquiror or any of its Subsidiaries, in each case, taken between March 1, 2020 through the date of this Agreement, to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19, as set forth on Schedule 1.01(b).

“Acquiror Intellectual Property” means all Acquiror Owned Intellectual Property and all Intellectual Property used in the business of Acquiror and its Subsidiaries, as currently conducted.

“Acquiror Intervening Event” has the meaning specified in Section 8.03(g)(iv).

“Acquiror Intervening Event Notice” has the meaning specified in Section 8.03(f).

“Acquiror Intervening Event Notice Period” has the meaning specified in Section 8.03(f).

“Acquiror Japanese ABL Facility” means that certain Loan Agreement, dated as of January 21, 2018, between Callaway Golf K.K. and The Bank of Tokyo-Mitsubishi UFG, Ltd, providing a credit facility up to 4,000,000,000 Yen, as may be amended or renewed in accordance with its terms and subject to the provisions of this Agreement.

“Acquiror Japanese Term Loan Facility” means that certain Loan Agreement, dated as of August 19, 2020, between Callaway Golf K.K. and Sumitomo Mitsui Banking Corporation, providing a term loan of 2,000,000,000 Yen, as may be amended or renewed in accordance with its terms and subject to the provisions of this Agreement.

“Acquiror Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by Acquiror or any of its Subsidiaries (or any of their Affiliates by or on behalf of Acquiror or any of its Subsidiaries), or in which Acquiror or any of its Subsidiaries (or any of their Affiliates by or on behalf of Acquiror or any of its Subsidiaries) possess a material easement or other material occupancy right, which, for the avoidance of doubt, shall not include any access or real property rights that may arise in connection with any Intellectual Property or IT System license agreements to which Acquiror or any of its Subsidiaries are a party.

“Acquiror Material Adverse Effect” means any event, change, occurrence, fact, condition, circumstance or development that, individually or in the aggregate, has a material adverse effect on (a) the assets, business, results of operations or condition (financial or otherwise) of Acquiror and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be an “Acquiror Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv),” “(v),” “(vi),” and “(vii),” in each case, to the extent that such change has a disproportionate impact on Acquiror and its Subsidiaries, taken as a whole, as compared to other industry participants (it being understood and agreed that only such incremental disproportionate impact shall be taken into account in determining whether there has been or will be an “Acquiror Material Adverse Effect”)): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement; (ii) any change or development in interest rates or United States or global economic, political, business, financial, commodity, currency, regulatory or market conditions generally or changes in the market price or trading volume of the capital stock of Acquiror; (iii) the announcement or the execution of this Agreement and the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; (iv) any change generally affecting any of the industries or markets in which Acquiror or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event; (vi) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures, Acquiror Historical COVID-19 Response or Acquiror COVID-19 Response)), public health emergency or widespread occurrence of infectious disease; (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Acquiror or its Subsidiaries operate, including large-scale civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (viii) any failure of Acquiror or its Subsidiaries to meet any projections, forecasts or budgets; provided, that this clause “(viii)” shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, an Acquiror Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Acquiror Material Adverse Effect); or (ix) any actions taken, or failures to take action, or such other changes or events, in each case with respect to this clause “(ix),” which the Company has requested after the date hereof or to which the Company has consented after the date hereof, or (b) the ability of Acquiror to consummate the Transactions on a timely basis.

“Acquiror Material Permit” has the meaning specified in Section 5.22.

“Acquiror Notice” has the meaning specified in Section 8.03(d).

“Acquiror Notice Period” has the meaning specified in Section 8.03(d).

“Acquiror Organizational Documents” means the Restated Certificate of Incorporation of Acquiror, filed with the Secretary of State of the State of Delaware on May 13, 2020, and the Seventh Amended and Restated Bylaws of Acquiror, effective as of May 12, 2020, in each case as amended and currently in effect.

“Acquiror Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Acquiror or any of its Subsidiaries.

“Acquiror Owned Real Property” has the meaning specified in Section 5.17(a).

“Acquiror Preferred Stock” means Acquiror’s Preferred Stock, par value $0.01 per share.

“Acquiror Privacy Policy” has the meaning specified in Section 5.10(i).

“Acquiror PSUs” means performance share units in respect of shares of Acquiror Common Stock, granted under the Acquiror Equity Plans.

“Acquiror Real Estate Lease Documents” has the meaning specified in Section 5.17(b).

“Acquiror Real Property” means the Acquiror Leased Real Property and the Acquiror Owned Real Property.

“Acquiror Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by Acquiror or any of its Subsidiaries.

“Acquiror Registration Statement Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit E and dated and executed as of the date the Registration Statement shall have been declared effective under the Securities Act or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Acquiror Requisite Approval” has the meaning specified in Section 5.03(b).

“Acquiror RSUs” means restricted stock units in respect of shares of Acquiror Common Stock, granted under the Acquiror Equity Plans.

“Acquiror SEC Reports” has the meaning specified in Section 5.21(a).

“Acquiror Stockholder” means a holder of Acquiror Common Stock.

“Acquiror Stockholder Approval” has the meaning specified in Section 5.03(b).

“Acquiror Stock Options” means any option to purchase Acquiror Common Stock pursuant to any Acquiror Equity Plans.

“Acquiror Term Loan Agreement” means that certain Credit Agreement, dated as of January 4, 2019 among Acquiror, as the borrower, the lenders party thereto from time to time and Bank of America, N.A., as administrative agent, as amended by that certain Amendment No. 1 to Credit Agreement, dated as of April 28, 2020.

“Acquiror Termination Payment” means $75,000,000.

“Acquiror Trading Price” means $19.40.

“Acquiror Triggering Event” means any of the following occurrences: (a) the Acquiror Board shall have failed to reaffirm the Acquiror Board Recommendation, or fails to reaffirm its determination that the Transactions are in the best interests of Acquiror Stockholders, in each case, within 10 Business Days after the Company requests in writing that such Acquiror Board Recommendation or determination be reaffirmed if (i) any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to Acquiror shall have been publicly made, sent or given to Acquiror or the Acquiror Stockholders or (ii) any other event that could reasonably be expected to impede, interfere with or delay in any material respect the Transactions shall have publicly occurred (it being understood and agreed that the Company shall only be entitled to make one such request per aforementioned proposal or offer in the case of clause “(i),” and in the case of clause “(ii),” three such requests in the aggregate); (b) the Acquiror Board shall have approved, endorsed or recommended any Acquisition Proposal with respect to Acquiror; (c) Acquiror shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to Acquiror (other than an Acceptable Confidentiality Agreement); (d) a tender or exchange offer relating to Acquiror Common Stock shall have commenced and Acquiror shall not have sent to Acquiror Stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that Acquiror recommends rejection of such tender or exchange offer; or (e) an Acquisition Proposal with respect to Acquiror shall have been publicly announced, and Acquiror shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days after such Acquisition Proposal has been announced.

“Acquisition Proposal” has the meaning specified in Section 8.03(g)(i).

“Action” means any Claim, investigation, examination, complaint, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Additional Acquiror SEC Reports” has the meaning specified in Section 5.21(a).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. For the avoidance of doubt, prior to the Closing, unless otherwise specified herein, the Company and its Subsidiaries shall not be deemed “Affiliates” of Acquiror and Merger Sub, and Acquiror and Merger Sub shall not be deemed “Affiliates” of the Company or its Subsidiaries.

“Aggregate Acquiror Cancelled Shares Consideration Value” means the aggregate value of the Acquiror Common Stock that would have been payable pursuant to the terms of this Agreement in respect of the Acquiror Cancelled Shares if each such Acquiror Cancelled Share was instead entitled to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable.

“Aggregate Common Stock Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with an aggregate value equal to the Consideration Cap minus the value of the Aggregate Preferred Stock Consideration.

“Aggregate Merger Consideration” means the Aggregate Common Stock Consideration and the Aggregate Preferred Stock Consideration.

“Aggregate Preferred Stock Consideration” means the sum of the Series A-1 Aggregate Consideration, the Series A-2 Aggregate Consideration, the Series B Aggregate Consideration, the Series C-1 Aggregate Consideration, the Series C-2 Aggregate Consideration, the Series E Aggregate Consideration, the Series F Aggregate Consideration, the Series G Aggregate Consideration and the Series H Aggregate Consideration.

“Agreement” has the meaning specified in the preamble hereto.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign or multinational antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Audited Financial Statements” has the meaning specified in Section 4.07(a).

“Backstop Commitment Letter” has the meaning specified in Section 5.25.

“Backstop Fee Letters” has the meaning specified in Section 5.25.

“Backstop Lenders” has the meaning specified in Section 5.25.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Shares” has the meaning specified in Section 3.01(c).

“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“Cash Equivalent Per Share Common Stock Consideration” means the product (rounded down to the nearest whole cent) of (a) the Per Share Common Stock Consideration multiplied by (b) the Acquiror Trading Price.

“Certificate of Merger” has the meaning specified in Section 2.01.

“Claim” means any demand, claim, action, legal, judicial or administrative proceeding (whether at law or in equity) or arbitration.

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Tax Opinion” has the meaning specified in Section 9.03(e).

“Code” has the meaning specified in the recitals hereto.

“Committed Backstop Financing” has the meaning specified in Section 5.25.

“Communications Plan” has the meaning specified in Section 8.07(b).

“Company” has the meaning specified in the preamble hereto.

“Company 401(k) Plan” has the meaning specified in Section 7.07(c).

“Company Affiliate Agreement” has the meaning specified in Section 4.22.

“Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”), and any other plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, officer, employee or independent contractor, in each case, that is maintained, sponsored or contributed to by the Company or its Subsidiaries or any Company ERISA Affiliate or under which the Company or its Subsidiaries has or would reasonably be expected to have any obligation or liability, including all employment, consulting, retention, severance, termination, change in control, collective bargaining, incentive, bonus, deferred compensation, retirement, pension, vacation, holiday, cafeteria, welfare, medical, disability, fringe benefit, profit-sharing, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices, arrangements or agreements, but not including any Multiemployer Plan or any statutory employee benefit plan required pursuant to applicable Law.

“Company Board” has the meaning specified in the recitals hereto.

“Company Board Recommendation” has the meaning specified in Section 8.04(e).

“Company Bylaws” means the Third Amended and Restated By-Laws of the Company, effective as of September 17, 2020.

“Company Capitalization Measurement Time” has the meaning specified in Section 4.06(a).

“Company Certificate” has the meaning specified in Section 3.03(b).

“Company Certificate of Incorporation” means the Fifth Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on September 18, 2020.

“Company Change in Recommendation” has the meaning specified in Section 8.04(e).

“Company Closing Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit F and dated as of the date of the Closing Tax Opinion.

“Company Common Stock” means a share of the Company’s common stock, par value $0.00001 per share.

“Company COVID-19 Response” means any deviations from the ordinary course of business of the Company or any of its Subsidiaries or any actions, inactions, activities or conduct of the Company or any of its Subsidiaries, in each case, following the date hereof, that the Company reasonably and in good faith determines are reasonably necessary (i) to comply with any COVID-19 Measure or (ii) to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including protecting the health or safety of any Person in response to COVID-19), in a manner consistent with a Company Historical COVID-19 Response (except as set forth on Schedule 1.01(c)); provided, that (A) in the case of any such deviation, action, inaction, activity or conduct that is reasonably expected to have an adverse financial impact on the Company or its applicable Subsidiary of at least $1,000,000 or to otherwise materially and adversely impact their respective business (except as set forth on Schedule 1.01(c)), the Company or its applicable Subsidiary shall, prior to taking or refraining from taking any such deviation, action, inaction, activity or conduct, reasonably consult with Acquiror and consider in good faith Acquiror’s suggestions and/or feedback, and use reasonable best efforts to implement any such reasonable suggestions and/or feedback, and (B) in the case of any other such deviation, action, inaction, activity or conduct (except as set forth on Schedule 1.01(c)), the Company or its applicable Subsidiary shall promptly notify Acquiror in writing.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Designated Directors” has the meaning specified in Section 3.09.

“Company Equity Award Exchange Ratio” means a fraction, the numerator of which is the Cash Equivalent Per Share Common Stock Consideration, and the denominator of which is the Acquiror Trading Price.

“Company Equity Awards” means the Company Stock Options and shares of Company Restricted Stock granted under the Company Stock Plans.

“Company ERISA Affiliate” has the meaning specified in Section 4.14(e).

“Company Historical COVID-19 Response” means the deviations from the ordinary course of business of the Company or any of its Subsidiaries and the actions, inactions, activities or conduct of the Company or any of its Subsidiaries, in each case, taken between March 1, 2020 through the date of this Agreement, to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19, as set forth on Schedule 1.01(b).

“Company Intellectual Property” means all Company Owned Intellectual Property and all Intellectual Property used in the business of the Company and its Subsidiaries, as currently conducted.

“Company Intervening Event” has the meaning specified in Section 8.03(g)(iii).

“Company Intervening Event Notice” has the meaning specified in Section 8.03(e).

“Company Intervening Event Notice Period” has the meaning specified in Section 8.03(e).

“Company Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries (or any of their Affiliates by or on behalf of the Company or any of its Subsidiaries), or in which the Company or any of its Subsidiaries (or any of their Affiliates by or on behalf of the Company or any of its Subsidiaries) possess a material easement or other material occupancy right, which, for the avoidance of doubt, shall not include any access or real property rights that may arise in connection with any Intellectual Property or IT System license agreements to which the Company or any of its Subsidiaries are a party.

“Company Material Adverse Effect” means any event, change, occurrence, fact, condition, circumstance or development that, individually or in the aggregate, has a material adverse effect on (a) the assets, business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be a “Company Material Adverse Effect” (except in the case of clauses “(i),” “(ii),” “(iv),” “(v),” “(vi)” and “(vii),” in each case, to the extent that such change has a disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to other industry participants (it being understood and agreed that only such incremental disproportionate impact shall be taken into account in determining whether there has been or will be a “Company Material Adverse Effect”)): (i) any change or development in applicable Laws or GAAP or any official interpretation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures following the date of this Agreement; (ii) any change or development in interest rates or United States or global economic, political, business, financial, commodity, currency, regulatory or market conditions generally; (iii) the announcement or the execution of this Agreement and the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; (iv) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, changes in or effects in weather, meteorological conditions or climate, explosion, fire, act of God or other force majeure event; (vi) any epidemic, disease outbreak or pandemic (including COVID-19 (and, for the avoidance of doubt, any loss of customers, suppliers, orders, Contracts or other business relationships resulting from, or in connection with, COVID-19 or any COVID-19 Measures, Company Historical COVID-19 Response or Company COVID-19 Response)), public health emergency or widespread occurrence of infectious disease; (vii) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operate, including large-scale civil unrest or the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack (including any internet or “cyber” attack or hacking) upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel; (viii) any failure of the Company or its Subsidiaries to meet any projections, forecasts or budgets; provided, that this clause “(viii)” shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Company Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Company Material Adverse Effect); or (ix) any actions taken, or failures to take action, or such other changes or events, in each case with respect to this clause “(ix),” which Acquiror has requested after the date hereof or to which Acquiror has consented after the date hereof, or (b) the ability of the Company to consummate the Transactions on a timely basis.

“Company Material Permit” has the meaning specified in Section 4.24.

“Company Non-Restricted Individual” has the meaning specified in Section 6.01(e)

“Company Notice” has the meaning specified in Section 8.03(c).

“Company Notice Period” has the meaning specified in Section 8.03(c).

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Owned Real Property” has the meaning specified in Section 4.19(a).

“Company Personal Information” means Personal Information collected and/or maintained by or for the Company or any of its Subsidiaries.

“Company Preferred Stock” means, collectively, the Company Series A-1 Preferred Stock, the Company Series A-2 Preferred Stock, the Company Series B Preferred Stock, the Company Series C-1 Preferred Stock, the Company Series C-2 Preferred Stock, the Company Series E Preferred Stock, the Company Series F Preferred Stock, the Company Series G Preferred Stock and the Company Series H Preferred Stock.

“Company Privacy Policy” has the meaning specified in Section 4.11(i).

“Company Programs” means any audio-visual programs developed, produced, co-produced, owned, acquired, sold, licensed or otherwise distributed by the Company and its Subsidiaries.

“Company Real Estate Lease Documents” has the meaning specified in Section 4.19(c).

“Company Real Property” means collectively, the Company Leased Real Property and the Company Owned Real Property.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Registration Statement Tax Certificate” means the tax representation letter in substantially the form set forth on Exhibit G and dated and executed as of the date the Registration Statement shall have been declared effective under the Securities Act or such other date(s) as determined necessary by legal counsel in connection with the filing of the Registration Statement or its exhibits.

“Company Related Party” means the Company and each of its Affiliates and its and their respective Affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV of this Agreement, as qualified by the Schedules. For the avoidance of doubt, the Company Representations are solely made by the Company.

“Company Requisite Approval” has the meaning specified in Section 4.03(a).

“Company Restricted Individual” has the meaning specified in Section 6.01(e).

“Company Restricted Stock” means the restricted shares of Company Common Stock granted pursuant to the Company Stock Plans.

“Company Scheduled Leased Real Property” has the meaning specified in Section 4.19(b).

“Company Scheduled Real Estate Lease Documents” has the meaning specified in Section 4.19(b).

“Company Series A-1 Preferred Stock” means the shares of the Company’s Series A-1 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series A-2 Preferred Stock” means the shares of the Company’s Series A-2 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series B Preferred Stock” means the shares of the Company’s Series B Convertible Preferred Stock, par value $0.00001 per share.

“Company Series C-1 Preferred Stock” means the shares of the Company’s Series C-1 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series C-2 Preferred Stock” means the shares of the Company’s Series C-2 Convertible Preferred Stock, par value $0.00001 per share.

“Company Series E Preferred Stock” means the shares of the Company’s Series E Convertible Preferred Stock, par value $0.00001 per share.

“Company Series F Preferred Stock” means the shares of the Company’s Series F Convertible Preferred Stock, par value $0.00001 per share.

“Company Series G Preferred Stock” means the shares of the Company’s Series G Convertible Preferred Stock, par value $0.00001 per share.

“Company Series H Preferred Offering” means the sale by the Company of shares of Company Series H Preferred Stock resulting in aggregate proceeds to the Company of at least $180,000,000, on the terms described in the Company Series H Subscription Agreements.

“Company Series H Preferred Stock” means the shares of the Company’s Series H Convertible Preferred Stock, par value $0.00001 per share.

“Company Series H Subscription Agreements” means those certain Acceptance and Subscription Agreements, dated as of September 17, 2020, by and among the Company and certain Company Stockholders party thereto.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stock Options” means any option to purchase Company Common Stock pursuant to any Company Stock Plans.

“Company Stock Plans” means the Company 2015 Stock Incentive Plan and the Company 2016 Stock Incentive Plan.

“Company Stockholder” means the holder of either a share of Company Common Stock or a share of Company Preferred Stock.

“Company Termination Payment” means $75,000,000.

“Company Triggering Event” means any of the following occurrences: (a) the Company Board shall have failed to reaffirm the Company Board Recommendation, or fails to reaffirm its determination that the Transactions are in the best interests of the Company Stockholders, in each case, within 10 Business Days after Acquiror requests in writing that such Company Board Recommendation or determination be reaffirmed if (i) any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to the Company) shall have been publicly made, sent or given to the Company or the Company Stockholders or (ii) any other event that could reasonably be expected to impede, interfere with or delay in any material respect the Transactions shall have publicly occurred (it being understood and agreed that Acquiror shall only be entitled to make one such request per aforementioned proposal, or offer in the case of clause “(i),” and in the case of clause “(ii),” three such requests in the aggregate); (b) the Company Board shall have approved, endorsed or recommended any Acquisition Proposal with respect to the Company; (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal with respect to the Company (other than an Acceptable Confidentiality Agreement); (d) a tender or exchange offer relating to Company Stock shall have commenced and the Company shall not have sent to the Company Stockholders, within 10 Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer; or (e) an Acquisition Proposal with respect to the Company shall have been publicly announced, and the Company shall have failed to issue a press release announcing its opposition to such Acquisition Proposal within 10 Business Days after such Acquisition Proposal has been announced.

“Company Warrant” means that certain Warrant to Purchase Shares of Series E Preferred Stock, dated as of July 6, 2016, between the Company and PEP TG Investments LP.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated May 29, 2020, between Acquiror and the Company, as supplemented by that certain Mutual Non-Disclosure Agreement Acknowledgment, dated August 7, 2020.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Requisite Approval.

“Consideration Cap” means (a) $1,938,893,700, plus (b) the aggregate amount of cash proceeds received by the Company after the date hereof in respect of (i) the Company Series H Preferred Offering and (ii) the issuance of other Qualified Capital Stock (as defined in the Existing Credit Agreement) as permitted pursuant to Section 6.01(b); provided, that in no event shall the Consideration Cap exceed a maximum aggregate amount of $1,987,000,000.

“Consideration Spreadsheet” has the meaning specified in Section 6.07(a).

“Continuing Employees” has the meaning specified in Section 7.07(a).

“Contracts” means any legally binding contracts, agreements, subcontracts, leases (other than for real property), licenses or sublicenses (other than for real property), purchase orders or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law (other than any Company Benefit Plans).

“COVID-19” means SARS-CoV-2 or COVID-19, and any mutations or variations thereof (including any directly related health conditions).

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“Credit Agreement Amendment” means an amendment to the Acquiror Term Loan Agreement that permits the Transactions (it being understood and agreed that nothing in the Credit Agreement Amendment shall require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement).

“Credit Agreement Amendment Effective Date” means the date on which the Credit Agreement Amendment is executed and delivered by, and becomes irrevocably valid and binding against, each of the parties thereto (including the lenders constituting Required Lenders (as defined in the Acquiror Term Loan Agreement) on the date thereof).

“DGCL” has the meaning specified in the recitals hereto.

“Dissenting Shares” has the meaning specified in Section 3.08.

“Effective Time” has the meaning specified in Section 2.01.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources), worker health and safety as it relates to exposure to Hazardous Materials, or the use, generation, storage, emission, transportation, disposal or release of or exposure to Hazardous Materials.

“ERISA” has the meaning specified in the definition of “Company Benefit Plan.”

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning specified in Section 3.03(a).

“Exchange Fund” has the meaning specified in Section 3.03(a).

“Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of February 8, 2019, by and among, inter alios, the Company, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, as amended on September 17, 2020.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Financial Statements” has the meaning specified in Section 4.07(a).

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Committed Backstop Financing, the Credit Agreement Amendment or the Acquiror ABL Credit Agreement, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, partners, controlling persons, advisors, attorneys, agents and representatives and their respective successors and assigns, in each case, in their respective capacities as such.

“Foreign Acquiror Benefit Plan” has the meaning specified in Section 5.12(k).

“Foreign Company Benefit Plan” has the meaning specified in Section 4.14(k).

“Fraud” means actual common law fraud under Delaware law brought in respect of a representation or warranty made in this Agreement. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign or multinational government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, assessment, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, mold, fungicides or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Incremental Debt Financing Cooperation Requirement” has the meaning specified in Section 6.06(b).

“Indebtedness” means, with respect to any Person, without duplication, any liabilities or obligations (whether or not contingent) consisting of: (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money; (b) amounts owing as deferred purchase price for property or services, including “earnout” payments; (c) upon which interest charges are customarily paid (other than obligations accepted in connection with the purchase of products or services in the ordinary course of business consistent with past practice); (d) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security; (e) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn); (f) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, on assets or properties owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (g) obligations under capitalized leases and any deemed landlord financing arrangements; (h) obligations under any Financial Derivative/Hedging Arrangement; (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses “(a)” through “(h)” above; and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Indemnified Persons” has the meaning specified in Section 7.01.

“Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other information, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Regulatory Consent Authority relating to the Transactions, including any subpoena, interrogatory or deposition.

“Intellectual Property” means all intellectual property and intellectual property rights, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, taglines, social media identifiers (such as a Twitter® Handle) and related accounts, brand names, logos and corporate names and all goodwill related thereto, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”); (c) copyrights, works of authorship, mask works, designs and any other equivalent rights in works of and any other related rights of authors (including any applications, registrations, recordations, reversions, extensions and renewals thereof); (d) internet domain names, internet addresses and other computer identifiers; (e) trade secrets, know-how, inventions, processes, procedures, database rights, confidential business information and other proprietary information and rights (collectively, “Trade Secrets”); (f) rights in Software; and (g) moral rights and publicity rights.

“Intended Tax Treatment” has the meaning specified in the recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“IT Systems” means, with respect to a party, the computers, software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party software or systems) owned, licensed, leased or otherwise used by such party or any of its Subsidiaries.

“Law” means any statute, law, constitution, treaty, principle of common law, resolution, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Letter of Transmittal” has the meaning specified in Section 3.03(b).

“Liability” has the meaning specified in Section 4.08.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.

“Marketing Period” means the first period of 15 consecutive Business Days after the date hereof (ending no later than the Business Day prior to the Closing Date) commencing on the date on which Acquiror has received the Required Information; provided that (a) November 25, 2020 through November 27, 2020 shall not constitute Business Days for purposes of the Marketing Period, (b) if the Marketing Period has not ended prior to December 18, 2020, the Marketing Period shall not commence earlier than January 4, 2021 and (c) once the Marketing Period has commenced, the delivery of any additional financial statements after the first day of the Marketing Period shall not result in the “restart” of the Marketing Period; provided, further, that if the Company in good faith reasonably believes that Acquiror has received the Required Information, it may (but shall not be required to) deliver to Acquiror a written notice to that effect (stating when the Company believes Acquiror has received such Required Information), in which case Acquiror shall be deemed to have received the Required Information as of the date of delivery of such notice unless Acquiror or any such Financing Sources, as applicable, in good faith reasonably believe that they have not received the Required Information and within two Business Days after the receipt of such notice from the Company, Acquiror delivers a written notice to the Company to that effect (stating with specificity what Required Information the Company has not delivered) (provided, that it is understood that the delivery of such written notice from Acquiror to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been received by Acquiror).

“Merger” has the meaning specified in Section 2.01.

“Merger Sub” has the meaning specified in the preamble hereto.

“Multiemployer Plan” has the meaning specified in Section 4.14(e).

“Net Shares” has the meaning specified in Section 3.05(b).

“NYSE” means the New York Stock Exchange.

“Open Source Materials” means “free software” or “open source software” licensed, distributed or made available under open source licenses, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache.

“Owned Acquiror Software” means all material Software used in the business of Acquiror and its Subsidiaries that is owned by Acquiror or any of its Subsidiaries.

“Owned Company Software” means all material Software used in the business of the Company and its Subsidiaries that is owned by the Company or any of its Subsidiaries.

“Parachute Payment” has the meaning specified in Section 7.07(d).

“Patents” has the meaning specified in the definition of the term Intellectual Property.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Per Share Common Stock Consideration” means the Aggregate Common Stock Consideration, divided by the total number of outstanding Company equity securities (other than the Company Preferred

Stock and shares of Company Common Stock issuable upon conversion of the Company Preferred Stock) on a fully diluted basis using the treasury method of accounting as the Closing Date (including the shares of Company Common Stock issuable pursuant to the Company Stock Options and Settled Stock Options, but excluding any Company Stock Options that have an exercise price equal to or greater than the Cash Equivalent Per Share Common Stock Consideration).

“Per Share Preferred Stock Consideration” means, with respect to a share of any series of Company Preferred Stock, the Series A-1 Per Share Consideration, the Series A-2 Per Share Consideration, the Series B Per Share Consideration, the Series C-1 Per Share Consideration, the Series C-2 Per Share Consideration, the Series E Per Share Consideration, the Series F Per Share Consideration, the Series G Per Share Consideration or the Series H Per Share Consideration, as applicable.

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Liens” means: (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens: (i) that arise in the ordinary course of business; and (ii) (A) that relate to amounts not yet delinquent or (B) that are being contested in good faith through appropriate Actions, and either are not material or where appropriate reserves for the amount being contested have been established in accordance with GAAP; (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; (c) statutory Liens for current Taxes not yet due and payable or the amount or validity of which are being contested in good faith through appropriate Actions, in each case, only to the extent appropriate reserves have been established in accordance with GAAP; (d) non-monetary Liens, encumbrances, imperfections of title and restrictions on real property (including easements, covenants, rights of way and similar restrictions), and all matters disclosed by public record on the date hereof that do not, individually or in the aggregate, materially interfere with the present uses of such real property or materially detract from the value of such real property; (e) in the case of real property, matters that would be disclosed by an accurate survey or inspection of such real property, which do not, individually or in the aggregate, materially interfere with the current uses or occupancy of any such real property or materially detract from the value of such real property; (f) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice; (g) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which are not violated by the current use and operation of such real property and do not materially interfere with the current use or occupancy of any such real property or materially detract from the value of such real property; (h) Liens described on Schedule 1.01(a); (i) any landlord Lien, restriction or encumbrance on the assets located at any real property leased, subleased, licensed or otherwise occupied by a party or any of its Subsidiaries, but in each case only to the extent that such Lien, restriction or encumbrance is created by the Company Real Estate Lease Documents or Acquiror Real Estate Lease Documents, as applicable; (j) with respect to the Company, Liens securing the obligations under the Existing Credit Agreement; and (k) with respect to Acquiror, Liens securing the obligations under the Acquiror ABL Credit Agreement or the Acquiror Term Loan Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means any data or information that alone or in combination with other information identifies or could be used to identify an identified or identifiable Person and any other data or information that constitutes “personal data,” “personal information” or any similar term under any applicable Privacy Laws, or in any privacy policy, notice or contract (solely as applicable to each respective party), which information includes any names, addresses (including e-mail addresses), contact information, telephone numbers, personal health information, drivers’ license numbers, credit, medical or other information, names, addresses, social security or insurance numbers, and government-issued identification numbers, as applicable.

“Privacy Laws” means any and all applicable Laws and all binding rules, policies, guidelines and procedures issued by any Governmental Authority and self-regulatory guidelines (including of any applicable foreign jurisdiction) related to the privacy, security (both technical and physical), or processing of Personal Information (including laws of jurisdictions where Personal Information was collected), including data-breach notification laws, consumer protection laws, laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection laws, data security laws, and laws concerning e-mail, text message or telephone communications.

“Proposals” has the meaning specified in Section 8.04(c).

“Proxy Statement” means the proxy statement filed by Acquiror as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting the Acquiror Stockholder Approval.

“R&W Insurance Policy” has the meaning specified in Section 8.08.

“Registration Rights Agreement” has the meaning specified in the recitals hereto.

“Registration Statement” has the meaning specified in Section 8.04(a).

“Registered Intellectual Property” means issued Patents, pending Patent applications, copyright registrations, trademark registrations, pending applications for trademark registration and domain name registrations.

“Regulatory Consent Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or any other Governmental Authority that enforces Antitrust Laws, as applicable.

“Remedial Action” has the meaning specified in Section 8.02(b).

“Replacement Grant” has the meaning specified in Section 3.05(f).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, agents, representatives, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Information” means (a) with respect to the fiscal years ending on or about December 31, 2017, December 30, 2018 and December 29, 2019, the audited consolidated balance sheets of the Company and its Subsidiaries, in each case, as of the end of such fiscal years and the related consolidated statements of operations, cash flows and shareholders’ equity and (b) with respect to the fiscal quarters ended on or about March 29, 2020 and June 28, 2020, the unaudited consolidated balance sheet and related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments) for such fiscal quarters and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year; it being understood and agreed that Acquiror has received the information described in clauses “(a)” and “(b)” prior to the date of this Agreement; provided, however, that:

(i) if the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing) are not first satisfied or waived three Business Days prior to November 26, 2020, “Required Information” shall also include, with respect to the fiscal quarter ending on or about September 27, 2020, the unaudited consolidated balance sheet and related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments), for such fiscal quarter and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year;

(ii) if the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing) are not first satisfied or waived three Business Days prior to May 3, 2021,

“Required Information” shall also include, with respect to the fiscal year ending on or about January 3, 2021, the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such fiscal year and the related consolidated statements of operations, cash flows and shareholders’ equity for such fiscal year and

(iii) if the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing) are not first satisfied or waived three Business Days prior to June 3, 2021, “Required Information” shall also include, with respect to the fiscal quarter ending on or about April 4, 2021, the unaudited consolidated balance sheet and related unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries (which shall not, for the avoidance of doubt, be required to include footnotes or year-end adjustments), for such fiscal quarter and for the elapsed period of the applicable fiscal year and for the comparable periods of the prior fiscal year.

“Rollover Option” has the meaning set forth in Section 3.05(a).

“Schedules” means the disclosure schedules of the Company and its Subsidiaries and/or the disclosure schedules of Acquiror and its Subsidiaries, as the context requires.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Security Incident” has the meaning set forth in Section 4.11(j).

“Series A-1 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with an aggregate value equal to the product of the Series A-1 Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series A-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series A-1 Per Share Consideration” means the Series A-1 Aggregate Consideration divided by the number of shares of Company Series A-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series A-2 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with an aggregate value equal to the product of the Series A-2 Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series A-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series A-2 Per Share Consideration” means the Series A-2 Aggregate Consideration divided by the number of shares of Company Series A-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series B Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series B Per Share Consideration with respect to all shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time.

“Series B Per Share Consideration” means, for each share of Company Series B Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series B Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series B Per Share Consideration for each share of Company Series B Preferred Stock may be different depending on the Deemed Original Issue Date (as defined in the Company Certificate of Incorporation) of such share.

“Series C-1 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series C-1 Per Share Consideration with respect to all shares of Company Series C-1 Preferred Stock outstanding immediately prior to the Effective Time.

“Series C-1 Per Share Consideration” means, for each share of Company Series C-1 Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series C-1 Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series C-1 Per Share Consideration for each share of Company Series C-1 Preferred Stock may be different depending on the Deemed Original Issue Date of such share.

“Series C-2 Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series C-2 Per Share Consideration with respect to all shares of Company Series C-2 Preferred Stock outstanding immediately prior to the Effective Time.

“Series C-2 Per Share Consideration” means, for each share of Company Series C-2 Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series C-2 Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series C-2 Per Share Consideration for each share of Company Series C-2 Preferred Stock may be different depending on the Deemed Original Issue Date of such share and the applicable Series C-2 Original Issue Price (as defined in the Company Certificate of Incorporation) of such share.

“Series E Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series E Per Share Consideration with respect to all shares of Company Series E Preferred Stock outstanding immediately prior to the Effective Time.

“Series E Per Share Consideration” means, for each share of Company Series E Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series E Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series E Per Share Consideration for each share of Company Series E Preferred Stock may be different depending on the Deemed Original Issue Date of such share and the applicable Series E Original Issue Price (as defined in the Company Certificate of Incorporation) of such share.

“Series F Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the sum of the Series F Per Share Consideration with respect to all shares of Company Series F Preferred Stock outstanding immediately prior to the Effective Time.

“Series F Per Share Consideration” means, for each share of Company Series F Preferred Stock, a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) equal to the applicable Series F Liquidation Amount (as defined in the Company Certificate of Incorporation) for such share outstanding immediately prior to the Effective Time divided by the Acquiror Trading Price. For the avoidance of doubt, the Series F Per Share Consideration for each share of Company Series F Preferred Stock may be different depending on the Deemed Original Issue Date of such share.

“Series G Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with a value equal to the product of the Series G Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series G Preferred Stock outstanding immediately prior to the Effective Time.

“Series G Per Share Consideration” means the Series G Aggregate Consideration divided by the number of shares of Company Series G Preferred Stock outstanding immediately prior to the Effective Time.

“Series H Aggregate Consideration” means a number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with a value equal to the product of the Series H Liquidation Amount (as defined in the Company Certificate of Incorporation) multiplied by the number of shares of Company Series H Preferred Stock outstanding immediately prior to the Effective Time.

“Series H Per Share Consideration” means the Series H Aggregate Consideration divided by the number of shares of Company Series H Preferred Stock outstanding immediately prior to the Effective Time.

“Settled Stock Option” has the meaning specified in Section 3.05(b).

“Significant Subsidiary” means any direct or indirect Subsidiary of the Company which would qualify as a “significant subsidiary” pursuant to Rule 1-02(w) of Regulation S-X.

“Software” means any and all: (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Special Meeting” means a meeting of the holders of Acquiror Common Stock to be held for the purpose of considering and voting upon the Proposals.

“Specified Jurisdiction” has the meaning set forth in Schedule 1.01(d).

“Stimulus Funds” has the meaning specified in Section 4.08(b).

“Stockholders Agreement” has the meaning specified in the recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” has the meaning specified in Section 8.03(g)(ii).

“Support Agreements” has the meaning specified in the recitals hereto.

“Surviving Company” has the meaning specified in Section 2.01.

“Surviving Provisions” has the meaning specified in Section 10.02(a).

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, customs duties, escheat, sales, use, or other tax, governmental fee or other like assessment, together with any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a

Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Trade Control Laws” means any Laws related to any economic or financial sanctions or the export, import, re-export, or transfer of products, software, technical data, services or technologies, which may be imposed and enforced from time to time by any Governmental Authority, including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce, or any other relevant sanctions or export control authority.

“Trademarks” has the meaning specified in the definition of the term Intellectual Property.

“Trade Secrets” has the meaning specified in the definition of the term Intellectual Property.

“Trading Day” means any day on which shares of Acquiror Common Stock are actually traded on the principal securities exchange or securities market on which shares of Acquiror Common Stock are then traded.

“Transaction Proposal” has the meaning specified in Section 8.04(c).

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Unaudited Financial Statements” has the meaning specified in Section 4.07(a).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the actual knowledge that the taking of such act or failure to take such act would cause, or would reasonably be expected to cause, a material breach of such agreement.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article,” “Section,” “Schedule,” “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified; (v) the word “including” means “including without limitation”; and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g) The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than two Business Days prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company or Acquiror in connection with this Agreement, (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form or (iii) with respect to Acquiror, filed or furnished with the SEC.

1.03 Knowledge. As used herein, the phrase “to the knowledge” means the actual knowledge of, in the case of the Company, Dolf Berle, William Davenport and Michael Miller, in the case of Acquiror, Chip Brewer, Brian Lynch and Patrick Burke, in each case, after reasonable inquiry of such Person’s direct reports.

ARTICLE II

THE MERGER; CLOSING

2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger, and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).

2.02 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.03 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile on the date which is three Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree in writing; provided, that the Closing shall not occur prior to the earliest of (a) a date prior to or during the Marketing Period specified by Acquiror to which Acquiror and the Company may agree (it being understood that such date may be conditioned upon the simultaneous completion of the financing of the transactions contemplated by this Agreement), (b) the first Business Day immediately following the final day of the Marketing Period, (c) the Credit Agreement Amendment Effective Date and (d) the first Business Day immediately following the first period of 15 Business Days after the date on which the arrangers under the Backstop Commitment Letter have launched the primary syndication of the Refinancing Term B Facility (as defined in the Backstop Commitment Letter); provided that, for purposes of this clause (d), (i) November 25, 2020 through November 27, 2020 shall not constitute Business Days and (ii) if such 15 Business Day period has not ended prior to December 18, 2020, such 15 Business Day period shall not commence earlier than January 4,

2021. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections  251 and 103 of the DGCL.

2.04 Certificate of Incorporation and Bylaws of the Surviving Company.

(a) At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read the same as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Company shall be “Topgolf International, Inc.” and references to the incorporator shall be deleted, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b) At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read the same as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, and as so amended, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms, the Surviving Company’s certificate of incorporation and the DGCL.

2.05 Directors and Officers of the Surviving Company.

(a) At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become, effective as of immediately following the Effective Time, the directors of the Surviving Company, until his or her successor is elected and qualified or until his or her earlier resignation or removal.

(b) Persons constituting the officers of the Company prior to the Effective Time shall continue to be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly appointed.

ARTICLE III

EFFECTS OF THE MERGER

3.01 Effect on Capital Stock. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company or any holder of securities of Acquiror, Merger Sub or the Company:

(a) (i) each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Preferred Stock shall be entitled to receive, the Per Share Preferred Stock Consideration as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation) and (ii) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), shall thereupon be converted into the right to receive, and the holder of such share of Company Common Stock shall be entitled to receive, the Per Share Common Stock Consideration. Following the conversion of the shares of Company Preferred Stock into the right to receive the Per Share Preferred Stock Consideration and the conversion of the shares of the Company Common Stock into the right to receive the Per Share Common Stock Consideration pursuant to this Section 3.01(a), all of the shares of Company Preferred Stock and Company Common Stock so converted shall no longer be outstanding and shall cease to exist, and each Company Stockholder shall thereafter cease to have any rights with respect to such securities, except the right to receive the

Per Share Preferred Stock Consideration or the Per Share Common Stock Consideration, as applicable. Notwithstanding anything contained herein to the contrary, nothing contained in this Agreement shall require Acquiror to issue any number of shares of Acquiror Common Stock (with each such share valued at the Acquiror Trading Price) with a value in excess of the Consideration Cap less the Aggregate Acquiror Cancelled Shares Consideration Value;

(b) each share of common stock, par value $0.00001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one validly issued fully paid and non-assessable share of common stock, par value $0.00001 per share, of the Surviving Company and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Company as of immediately following the Effective Time; and

(c) each share of Company Common Stock and Company Preferred Stock (i) owned by Acquiror, Merger Sub or any direct or indirect Subsidiary thereof immediately prior to the Effective Time (the “Acquiror Cancelled Shares”) or (ii) held in the treasury of the Company immediately prior to the Effective Time (clauses “(i)” and “(ii)” collectively, the “Cancelled Shares”), shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

3.02 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, or a record date with respect to any such event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Common Stock, Company Preferred Stock or shares of Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock, Company Preferred Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.02 shall not be construed to permit Acquiror, the Company, or Merger Sub to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.03	Delivery of Per Share Common Stock Consideration and Per Share Preferred Stock Consideration.

(a) Exchange Fund. Prior to the Effective Time, Acquiror shall designate the transfer agent for the Acquiror Common Stock, or another bank or trust company mutually acceptable to Acquiror and the Company, to act as exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Acquiror shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Acquiror Common Stock issuable in book-entry form equal to the applicable portion of the Aggregate Merger Consideration payable through the Exchange Agent hereunder (excluding any cash in lieu of fractional shares of Acquiror Common Stock), and (ii) cash in immediately available funds in an amount sufficient to pay any cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 3.07 (such evidence of book-entry shares of Acquiror Common Stock and such cash amounts, the “Exchange Fund”), in each case, for the sole benefit of the Company Stockholders (other than holders of any Dissenting Shares or Cancelled Shares). In addition, Acquiror shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time at or after the Closing cash in immediately available funds in an amount to pay any cash dividends or distributions payable in accordance with Section 3.03(c). Acquiror shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the applicable portion of the Aggregate Merger Consideration payable through the Exchange Agent hereunder, including payment of any cash in lieu of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and cash dividends or distributions payable in accordance with Section 3.03(c), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Acquiror; provided, that (i) no investment of such cash shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (ii) such investments in all events shall be in short-term obligations of the United States of America with maturities of no more than 30 days, or guaranteed by, and backed by the full faith and credit of, the United States of America. Any interest and other income resulting from such investments shall be paid to Acquiror. No investment losses resulting from investment of the Exchange Fund shall diminish the rights of any former holder of Company Stock to receive cash payments contemplated by this Article III. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Acquiror shall, upon becoming aware of such deficiency, promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by Article III.

(b) Procedures for Surrender. As soon as reasonably practicable after the Effective Time (and in no event later than three Business Days following the Closing Date), Acquiror shall cause the Exchange Agent to mail to each holder of shares of Company Stock that were converted pursuant to Section 3.01(a) into the right to receive shares of Acquiror Common Stock (i) with respect to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (each, a “Company Certificate” and, collectively, the “Company Certificates”), a letter of transmittal in substantially the form attached hereto as Exhibit H (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent and (ii) instructions for effecting the surrender of the Company Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the shares of Acquiror Common Stock into which such shares of Company Stock have been converted pursuant to Section 3.01(a), including any cash amount payable in respect of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and any cash dividends or distributions payable in accordance with Section 3.03(c). Upon surrender of a Company Certificate (or an affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with such Letter of Transmittal completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, such holder shall be entitled to receive in exchange therefor (A) that number of whole shares of Acquiror Common Stock (which shall be in uncertificated book-entry form) representing the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, as applicable, into which such shares of Company Common Stock and Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01(a); (B) any cash in lieu of fractional shares of Acquiror Common Stock that such holder has the right to receive pursuant to Section 3.07 for each share of Company Stock formerly represented by such Company Certificate and (C) any cash dividends or distributions payable in accordance with Section 3.03(c), and the Company Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Company Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If any payment in respect of a surrendered Company Certificate is to be made to a Person other than the Person in whose name the surrendered Company Certificate is registered, it shall be a condition precedent of payment that (x) the Company Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer (if applicable) and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment being made to a Person other than the registered holder of the Company Certificate surrendered or shall have established to the reasonable satisfaction of Acquiror or the Exchange Agent that such Tax either has been paid or is not required to be paid. The approval of this Agreement by the requisite vote or written consent of holders of Company Stock required by the Company Certificate of Incorporation and applicable Law shall also be deemed to constitute approval of all arrangements relating to the Transactions and to the provisions hereof binding upon the Company Stockholders, including the releases, waivers and other provisions of the Letter of Transmittal.

(c) Distributions with Respect to Unexchanged Shares; Voting. All shares of Acquiror Common Stock to be issued pursuant to the Transactions shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Acquiror in respect of the Acquiror Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distribution in respect of all shares of Acquiror Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Acquiror Common Stock shall be paid to any holder of any unsurrendered Company Certificate until such Company Certificate (or affidavits of loss in lieu of the Company Certificate as provided in Section 3.04) is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable Laws, following the surrender of any such Company Certificate (or affidavits of loss in lieu of the Company Certificate as provided in Section 3.04), there shall be issued and/or paid to the holder of the certificates representing whole shares of Acquiror Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Acquiror Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Acquiror Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

(d) Transfer Books; No Further Ownership Rights in Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Stock on the records of the Company. Until surrendered as contemplated by this Section 3.03, each Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the applicable portion of the Aggregate Merger Consideration payable in respect thereof pursuant to Section 3.01(a), any cash amount payable in respect of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and any cash dividends or distributions payable in accordance with Section 3.03(c). If, after the Effective Time, Company Certificates are presented to Acquiror for any reason, they shall be cancelled and exchanged as provided in this Agreement. The delivery of the Per Share Preferred Stock Consideration shall be made as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation) and pursuant to the Consideration Spreadsheet in accordance with Section 6.07. An illustrative calculation of the allocation of the Aggregate Merger Consideration is set forth on Schedule 3.03.

(e) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders 12 months following the Closing Date shall, at any time thereafter at the request of Acquiror, be delivered to Acquiror or as otherwise instructed by Acquiror, and thereafter such holders shall be entitled to look only to Acquiror (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable portion of the Aggregate Merger Consideration, including any cash amount payable in respect of fractional shares of Acquiror Common Stock in accordance with Section 3.07 and any cash dividends or distributions payable in accordance with Section 3.03(c), payable upon due surrender of their Company Certificates (or affidavit of loss in lieu thereof in accordance with Section 3.04) and compliance with the procedures in Section 3.03(b), in each case, without any interest thereon. Notwithstanding the foregoing, none of Acquiror, the Company, the Surviving Company or the Exchange Agent shall be liable to any Company Stockholder or any other Person for any portion of the Aggregate Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) No Interest. No interest shall be paid or accrue on any portion of the Aggregate Merger Consideration (including any cash in lieu of fractional shares that any holder has the right to receive pursuant to Section 3.07 or any cash dividends or distributions payable in accordance with Section 3.03(c)) payable upon surrender of any Company Certificate (or affidavit of loss in lieu thereof in accordance with Section 3.04).

3.04 Lost Certificate. In the event any Company Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Acquiror, the provision by such Person of a customary indemnity against any claim that may be made against Acquiror with respect to such Company Certificate, Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificate the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, deliverable in respect thereof as determined in accordance with this Article III and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section  3.03(c) had such lost, stolen or destroyed Company Certificate been surrendered.

3.05 Conversion of Company Equity Awards; Treatment of Company Warrant. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Stock Plans) shall adopt such resolutions or take such other actions as may be required to effect the following:

(a) Effective as of the Effective Time, each Company Stock Option, to the extent then outstanding and unexercised and that is held by an individual who, at the Effective Time, is providing services to the Company or its Subsidiaries as an employee or independent contractor, or is a director who is or will be appointed to the Acquiror Board (each, a “Rollover Option”), shall automatically, without any action on the part of the holder thereof, be converted into an option to acquire Acquiror Common Stock at an adjusted exercise price per share (as detailed below), subject to the same terms and conditions as were applicable to such Company Stock Option immediately prior to the Effective Time, including applicable vesting conditions. Accordingly, effective as of the Effective Time: (i) each such Rollover Option shall be exercisable solely for shares of Acquiror Common Stock; (ii) the number of shares of Acquiror Common Stock subject to each Rollover Option shall be determined by multiplying the number of shares of Company Common Stock subject to the Company Stock Option by the Company Equity Award Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Acquiror Common Stock; and (iii) the per share exercise price for the Acquiror Common Stock issuable upon exercise of such Rollover Option shall be determined by dividing the per share exercise price for the shares of Company Common Stock subject to the Company Stock Option, as in effect immediately prior to the Effective Time, by the Company Equity Award Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent.

(b) Immediately prior to the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Rollover Option as defined in Section 3.05(a) (each, a “Settled Stock Option”) shall automatically, without any action on the part of the holder thereof, cease to represent a right to receive shares of Company Common Stock and be deemed exercised for a number of Net Shares (as defined below), which Net Shares shall be treated as issued and outstanding shares of Company Common Stock for purposes of Section 3.01(a)(ii). “Net Shares” means, with respect to each Settled Stock Option, the number of shares of Company Common Stock, if any, determined by dividing (i) the product of (A) the excess, if any, of the Cash Equivalent Per Share Common Stock Consideration over the sum of (1) the per share exercise price of such Settled Stock Option, plus (2) the total amount any applicable Taxes to be withheld as a result of the deemed exercise of such Settled Stock Option pursuant to this Section 3.05(b), multiplied by (B) the total number of shares of Company Common Stock subject to such Settled Stock Option immediately prior to the Effective Time, divided by (ii) the Cash Equivalent Per Share Common Stock Consideration (rounded down to the nearest whole share). In the event the exercise price of a Settled Stock Option is greater than or equal to the Cash Equivalent Per Share Common Stock Consideration, such Settled Stock Option shall be canceled immediately prior to the Effective Time for no consideration.

(c) Effective as of the Effective Time, each share of Company Restricted Stock, to the extent then unvested and outstanding, shall automatically, without any action on the part of the holder thereof, be entitled to receive the Per Share Common Stock Consideration per share of Company Restricted Stock, subject to the same terms and conditions as were applicable to such share of Company Restricted Stock immediately prior to the Effective Time, including applicable vesting conditions.

(d) Effective as of the Effective Time, the Company Warrant shall be assumed by Acquiror pursuant to the terms of the Warrant Assumption Agreement.

(e) Notwithstanding the foregoing, the conversions described in this Section 3.05 will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Acquiror Common Stock issuable upon exercise of such option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Following the Effective Time, (i) Acquiror shall assume sponsorship of the Company Stock Plans, provided that references to the Company therein shall be deemed references to Acquiror and references to Company Common Stock therein shall be deemed references to Acquiror Common Stock and (ii) each Company Equity Award that has been converted in accordance with this Section 3.05 shall be subject to the same terms and conditions, including any vesting conditions, as had applied to the corresponding Company Equity Award as of immediately prior to the Effective Time as described in Section 3.05(a) and Section 3.05(c), except for such terms rendered inoperative by reason of the Transactions, subject to such adjustments as reasonably determined by Acquiror to be necessary or appropriate to give effect to the conversion or the Transactions.

(f) It is the expectation and intent of the parties that the Transactions will result in the Company experiencing a “change in ownership or control” for purposes of Section 280G of the Code, and that Acquiror will not experience a “change in ownership or control” for purposes of Section 280G of the Code. In the event that Acquiror would reasonably be expected to experience a “change in ownership or control” for purposes of Section 280G of the Code solely as a result of the assumption of Rollover Options pursuant to Section 3.05(a) that are vested and exercisable as of the Effective Time and have an exercise price equal to or greater than the Per Share Common Stock Consideration, then such number of Rollover Options as are necessary to ensure that Acquiror does not experience a “change in ownership or control” for purposes of Section 280G of the Code shall not be assumed by Acquiror pursuant to Section 3.05(a) and shall instead be cancelled immediately prior to the Effective Time for no consideration. Rollover Options shall be cancelled pursuant to this Section 3.05(f) in the reverse order in which they were granted (for the avoidance of doubt, the Rollover Options granted most recently will be cancelled first, with such cancellations to be applied on a pro rata basis to Rollover Options granted on the same grant date) or in such other order as determined by the Company in its sole discretion. In the event a Rollover Option is cancelled pursuant to this Section 3.05(f), Acquiror shall take all reasonable steps required to grant to the former holder of such Rollover Options a stock option to purchase shares of Acquiror Common Stock on substantially the same terms as those subject to the Rollover Options under an equity plan maintained by Acquiror, provided that any such replacement grant may be subject to an initial vesting period of up to six months (or any longer mandatory initial vesting period required under the terms of Acquiror’s equity plan, if applicable) (a “Replacement Grant”). In the event Acquiror or one of its Affiliates terminates the employment or service of a recipient of a Replacement Grant following the Closing without cause or good reason or due to the holder’s death or disability, such holder shall be provided with accelerated vesting of such Replacement Grant upon any such termination as to such number of shares of Acquiror Common Stock as is equal to the number of shares that would have been vested under the cancelled Rollover Option as of the date of termination had such Rollover Option continued following the Closing in accordance with its terms.

3.06 Withholding. Each of Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from any amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Law; provided, that Acquiror, Merger Sub, the Company, the Surviving Company and their respective Affiliates, as applicable, shall use commercially reasonable efforts to provide the Company with a written notice of such Person’s intention to withhold at least five Business Days prior to any such withholding and shall cooperate with the applicable payee to minimize any such withholding. To the extent that Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates withholds such amounts with respect to any Person (including any applicable Tax withholding arising as a result of the deemed exercise of any Settled Stock Option immediately prior to the Effective Time), Acquiror, Merger Sub, the Company, the Surviving Company or their respective Affiliates shall properly remit such withheld amounts to the applicable Governmental Authority, and such withheld amounts shall be treated as having been paid to or on behalf of such Person for all purposes. In the case of any such payment payable to employees of the Company or its Affiliates in connection with the Merger treated as compensation, the parties shall cooperate to pay such amounts through the Company’s or its Subsidiary’s payroll to facilitate applicable withholding.

3.07 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. In lieu of the issuance of any such fractional share, Acquiror shall pay to each former Company Stockholder who otherwise would be entitled to receive such fractional share (after aggregating all shares of Acquiror Common Stock, including fractional shares, that would be issued to such Company Stockholder) an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a share of Acquiror Common Stock to which such holder otherwise would have been entitled but for this Section 3.07 multiplied by (b) the Acquiror Trading Price.

3.08 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded (and has not effectively withdrawn or lost its right to) appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, and shall instead entitle such Company Stockholder only to such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Common Stock Consideration or the Per Share Preferred Stock Consideration, as applicable, in accordance with this Article III. The Company shall give Acquiror prompt notice (and in any event within one Business Day) of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Acquiror (which consent shall not be unreasonably withheld, conditioned or delayed), make, propose, enter into, or approve any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

3.09 Corporate Governance Matters. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, Acquiror shall take all actions (to the extent such actions are permitted by Law and do not conflict with the terms of the Stockholders Agreement) reasonably necessary to cause (a) the number of directors constituting the Acquiror Board to be such number as is specified on Schedule 3.09 and (b) the individuals set forth on Schedule 3.09 (the “Company Designated Directors”) to be appointed as members of the Acquiror Board, in each case, effective as of the Closing. Acquiror shall take all actions reasonably necessary to ensure that each Company Designated Director that is properly nominated in accordance with the terms of the Stockholders Agreement (i) is included in the slate of nominees recommended by the Acquiror Board to Acquiror Stockholders for election as directors at the next annual meeting of Acquiror Stockholders to occur following the Effective Time and (ii) is included in the proxy statement prepared by Acquiror in connection with soliciting proxies at the next annual meeting of Acquiror Stockholders to occur following the Effective Time, and at every adjournment or postponement thereof. Each of the Company Designated Directors shall receive compensation from Acquiror for his or her service as a director that is consistent with the compensation of other non-employee members of the Acquiror Board.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement prepared in accordance with Section 11.09, the Company represents and warrants to Acquiror and Merger Sub as follows:

4.01 Corporate Organization of the Company.

(a) The Company has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The certificate of incorporation and by-laws of the Company previously made available by the Company to Acquiror are true, correct and complete and are in effect as of the date of this Agreement. The Company is not in material breach or violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws.

(b) The Company is duly licensed or qualified and in good standing as a foreign company in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.02 Subsidiaries.

(a) The Significant Subsidiaries of the Company as of the date hereof, together with their jurisdiction of incorporation or organization, are set forth on Schedule 4.02(a), including, as of such date, a description of the capitalization of each such Significant Subsidiary and the names of the record owners of all securities and other equity interests in each such Significant Subsidiary. Schedule 4.02(a) also sets forth, for each Subsidiary of the Company that is not, directly or indirectly, wholly-owned by the Company, the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof, and the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by the Company. Each Subsidiary of the Company has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Subsidiary of the Company is duly licensed or qualified and in good standing in its jurisdiction of organization and as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the principal organizational documents of each Significant Subsidiary listed on Schedule 4.02(a), as amended and currently in effect, have been made available to Acquiror. No Subsidiary of the Company is in material violation of any of the provisions of its organizational documents.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.03 Due Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 4.05 and the adoption of this Agreement by (a) holders of a majority of the voting power of the outstanding shares of Company Common Stock and Company Preferred Stock (on an “as converted basis”) voting together as a single class and (b) holders of 60% of the outstanding shares of Company Preferred Stock voting together as a single class (on an “as converted basis”) (the “Company Requisite Approval”)) to perform its obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by the Company and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized and approved by the Company Board and upon receipt of the Company Requisite Approval, no other corporate or equivalent proceeding on the part of the Company is necessary to authorize this Agreement or such ancillary agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. The Company Requisite Approval is the only vote of the holders of any class or series of capital stock of the Company required in connection with the adoption of this Agreement and the consummation of the Transactions, including the Closing.

(b) At a meeting duly called and held on or prior to the date hereof, the members of the Company Board (with one member abstaining) unanimously: (i) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of the Company and the Company Stockholders; (ii) approved the Transactions; (iii) directed that this Agreement be submitted to a vote or written action of the Company Stockholders; and (iv) recommended to the Company Stockholders approval of each of the matters requiring the Company Requisite Approval.

4.04 No Conflict.

(a) Except as set forth on Schedule 4.04(a), the execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by the Company and upon receipt of the Company Requisite Approval and the approvals described in Section 4.05, the consummation of the Transactions do not and will not: (i) conflict with or violate any provision of, or result in the breach of, the Company Certificate of Incorporation or the Company Bylaws, or any certificate of formation, bylaws or other organizational documents of any Subsidiaries of the Company; (ii) conflict with or result in any violation of, or give any Governmental Authority or, to the knowledge of the Company, any other Person, the right to challenge this Agreement or the Transactions or to exercise any remedy or obtain relief under, any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in any material payment, rebate, chargeback, penalty or change in delivery schedule under, or require any consent under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a), or any Company Real Estate Lease Document or Contract relating to any Company Owned Real Property to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (iv) result in the creation of any Lien upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses “(ii),” “(iii)” or “(iv)” above) for such violations, conflicts, breaches, losses or defaults which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) The Company Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any ancillary agreements and to the consummation of the Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any ancillary agreements or any of the Transactions.

4.05 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for: (a) applicable requirements of the HSR Act and any other applicable Antitrust Law; (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to (i) be material to the Company and its Subsidiaries, taken as a whole, or (ii) have a material adverse effect on the ability of the Company to consummate the Transactions; (c) declarations and filings with Governmental Authorities solely to the extent made in connection with alcohol and beverage licenses (or analogous Permits) held by the Company’s Subsidiaries that contemplate notice provisions that are triggered by the Transactions; and (d) as otherwise disclosed on Schedule 4.05.

4.06 Capitalization.

(a) As of the 5:00 p.m. Central Time on the day prior to the date hereof (the “Company Capitalization Measurement Time”), the authorized capital stock of the Company consists of: (i) 200,000,000 shares of Company Common Stock, 6,669,187 of which are issued and outstanding; (ii) 4,779,041 shares of the Company Series A-1 Preferred Stock, 3,049,672 of which are issued and outstanding; (iii) 980,103 shares of the Company Series A-2 Preferred Stock, 642,896 of which are issued and outstanding; (iv) 7,835,329 shares of the Company Series B Preferred Stock, 7,428,982 of which are issued and outstanding; (v) 19,361,313 shares of the Company Series C-1 Preferred Stock, 19,053,685 of which are issued and outstanding; (vi) 85,000,000 shares of the Company Series C-2 Preferred Stock, 71,953,131 of which are issued and outstanding; (vii) 28,800,000 shares of the Company Series E Preferred Stock, 27,869,188 of which are issued and outstanding; (viii) 12,374,715 shares of the Company Series F Preferred Stock, 12,297,662 of which are issued and outstanding; (ix) 6,666,687 shares of the Company Series G Preferred Stock, 6,666,686 of which are issued and outstanding and (x) 21,500,000 shares of the Company Series H Preferred Stock, 16,745,713 of which are issued and outstanding. All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock: (A) have been duly authorized and validly issued and are fully paid and nonassessable; (B) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; (C) were not issued in breach or violation of any preemptive rights or Contract or Company Real Estate Lease Document; (D) except as set forth in the agreements set forth on Schedule 4.06(a), are not subject to any preemptive right, right of first refusal, right of participation or similar right; and (E) other than as contemplated by Company Equity Awards, are fully vested. Set forth on Schedule 4.06(a) is a true, correct and complete list of each Company Stockholder or holder of other equity interests of the Company (other than Company Stock Options) and the number of shares of Company Common Stock, Company Preferred Stock or other equity interests held by each such holder as of the Company Capitalization Measurement Time. Except as set forth on Schedule 4.06(a) or pursuant to the Company Stock Plans, as of the Company Capitalization Measurement Time there are no other shares of Company Common Stock, Company Preferred Stock or other equity interests of the Company authorized, reserved, issued or outstanding. The Company does not hold any shares of its capital stock in its treasury.

(b) As of the Company Capitalization Measurement Time, except for: (i) Company Equity Awards granted pursuant to the Company Stock Plans and set forth on Schedule 4.06(b); (ii) the Company Preferred Stock; and (iii) the Company Warrant, there are (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts or Company Real Estate Lease Document to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. Except as set forth on Schedule 4.06(b), there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company’s stockholders may vote. Except as set forth on Schedule 4.06(b), as of the date hereof the Company is not party to any stockholders agreement, voting agreement or registration rights agreement relating to its equity interests, or other Contract or Company Real Estate Lease Document restricting any Person from purchasing, selling, pledging or otherwise disposing any equity interest of the Company. With respect to each Company Equity Award, Schedule 4.06(b) sets forth, as of the Company Capitalization Measurement Time, the Company Stock Plan under which such Company Equity Award was granted, the name of the holder of such Company Equity Award, the number of vested and unvested shares of Company Common Stock covered by such Company Equity Award, the date of grant, the cash exercise price or strike price per share of such Company Equity Award, the applicable expiration date, the vesting schedule and any vesting acceleration terms applicable to such Company Equity Award, the country of residence of the holder of such Company Equity Award and, with respect to Company Stock Options, whether such Company Stock Options are “incentive stock options” under Section 422 of the Code. Each Company Stock Plan and each Company Equity Award was duly approved by all necessary corporate action and in accordance with applicable Law. Each Company Stock Option was granted in accordance with the terms of the applicable Company Stock Plan and in compliance, in all material respects, with all applicable Laws. No Company Stock Option is subject to Section 409A of the Code and each Company Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(c) All of the outstanding shares of capital stock or other equity interests of the Company’s Significant Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; and (iii) were not issued in breach or violation of any preemptive rights or Contract or Company Real Estate Lease Document. As of the Company Capitalization Measurement Time, other than with respect to the Company Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Significant Subsidiaries (including any convertible preferred equity certificates), or any other Contracts or Company Real Estate Lease Document to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Significant Subsidiaries is bound obligating such Significant Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Significant Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Significant Subsidiaries. Other than with respect to the Company Equity Awards, as of the Company Capitalization Measurement Time, there are no outstanding contractual obligations of the Company’s Significant Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Significant Subsidiaries. Except as set forth on Schedule 4.06(c), there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 4.06(c), the Company’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d) The Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Significant Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 4.06(d), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Significant Subsidiaries.

(e) The aggregate liquidation preference of, and the aggregate consideration due to, the Company Preferred Stock as of the Effective Time shall not exceed the Consideration Cap.

(f) The final Consideration Spreadsheet will, as of the Effective Time, be true and complete in all respects and the amounts set forth therein will be calculated pursuant to and in accordance with the applicable provisions of the Company Certificate of Incorporation, the Company Stock Plans, the Company Warrant and this Agreement. To the knowledge of the Company, as of the Effective Time, no Person not disclosed in the final Consideration Spreadsheet will be the record owner of, or have a right to acquire from the Company, any shares of capital stock of, or any other equity or ownership interests in, the Company or any of its Subsidiaries or any options in respect of the foregoing.

4.07 Financial Statements.

(a) Attached as Schedule 4.07(a) are (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 30, 2018 and December 29, 2019 and the related audited consolidated or combined income (loss) statements, statements of comprehensive income (loss), changes in equity and cash flows of the Company and its Subsidiaries for the 52-week fiscal periods ended December 31, 2017, December 30, 2018 and December 29, 2019, together with the auditor’s reports thereon (the “Audited Financial Statements”) and (ii) the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as of June 28, 2020 and the unaudited condensed consolidated statements of operations, statements of comprehensive income (loss), cash flows and changes in equity of the Company and its Subsidiaries for the 26-week fiscal period ended June 28, 2020 (the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, income (loss), changes in equity and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated in such Financial Statements in conformity with GAAP (except, in the case of the Unaudited Financial Statements, for the absence of footnotes and other presentation items and normal year-end adjustments) and were derived from, and accurately reflect in all material respects, the books and records of the Company and its Subsidiaries.

(b) Except as set forth on Schedule 4.07(b), the Company has no material off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K).

(c) Since December 31, 2017, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since December 31, 2017, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii)  any written claim or allegation regarding any of the foregoing.

4.08 Undisclosed Liabilities.

(a) There is no liability, debt or obligation of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent or conditional liability) (each, a “Liability”) against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities: (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto; (ii) that have arisen since the date of the most recent balance sheet included in the Unaudited Financial Statements in the ordinary course of business consistent with past practice; (iii) disclosed on Schedule 4.08(a); (iv) arising under this Agreement and/or the performance by the Company of its obligations hereunder;

or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Neither the Company nor any of its Subsidiaries has applied for or accepted (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar applicable Laws or programs enacted by any Governmental Authority in any state, local, or foreign jurisdictions (clauses “(i),” “(ii)” and “(iii),” collectively, “Stimulus Funds”).

4.09 Litigation and Proceedings. There are no pending or, to the knowledge of the Company, written threatened, Actions, (i) that involve (A) the Company or any of its Subsidiaries, (B) to the knowledge of the Company, any current or former employee, independent contractor, officer or director of the Company (in his or her capacity as such) or (C) any of the material assets owned or used by the Company or its Subsidiaries, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole; or (ii) as of the date of this Agreement, that challenges, or that may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with the Company’s ability to consummate the Transactions. To the knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or threatened in writing, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any officer or director of the Company. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any material Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority. There is no unsatisfied judgment or any injunction binding upon the Company or its Subsidiaries, or any of the material assets owned or used by the Company or its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.10 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, and since December 31, 2017 have been, in compliance in all material respects with all applicable Laws. Neither of the Company nor its Subsidiaries has received any written notice from any Governmental Authority of any violation of any applicable Law by the Company or its Subsidiaries at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(b) Since December 31, 2017: (i) there has been no action taken by the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, stockholder (other than Acquiror), manager, employee, agent, representative or sales intermediary of the Company or its Subsidiaries or any other third party, in each case, acting on behalf of the Company or its Subsidiaries, in violation of any applicable Anti-Corruption Law or Trade Control Law; (ii) neither the Company nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Trade Control Laws or, to the Company’s knowledge, subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Trade Control Laws; (iii) neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or Trade Control Laws; and (iv) neither the Company nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws or Trade Control Laws, in the case of clauses “(i)” and “(iii),” that would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(c) None of the Company, its Subsidiaries, or, to the knowledge of the Company, any officer, director, stockholder (other than Acquiror), manager, employee, agent or other Representative of the Company or its Subsidiaries, in each case, acting on behalf of the Company or its Subsidiaries, is a Person that is the target of sanctions under any applicable Trade Control Laws.

4.11 Intellectual Property and Privacy.

(a) Schedule 4.11(a) sets forth, as of the date hereof, a true and complete list of all Company Registered Intellectual Property, which list identifies, for each item of Company Registered Intellectual Property, the record owner, the jurisdiction of registration or application, and all registration and application numbers. To the knowledge of the Company, all of the Company Registered Intellectual Property is valid, in full force and effect. None of the material Company Registered Intellectual Property has expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, and any other actions required to maintain the material Company Registered Intellectual Property, have been duly made or taken; to the knowledge of the Company, no interference, opposition, reissue, reexamination, or other proceeding is pending in which the scope, validity or enforceability of any material Company Registered Intellectual Property is being contested or challenged; and the Company has not received written notice that any material Company Registered Intellectual Property is invalid, unenforceable or being contested.

(b) Either the Company or one of its Subsidiaries is the sole and exclusive owner of, and possesses all right, title and interest in and to, the Company Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(c) Except as would not reasonably be expected to be material to the Company or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, the conduct of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. There are no proceedings pending or, to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries by any third party claiming infringement, misappropriation or other violation of Intellectual Property. Except as set forth on Schedule 4.11(c) or as would not reasonably be expected to be material to the Company or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, within the three years preceding the date of this Agreement, the conduct of the Company’s and its Subsidiaries’ business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property.

(d) The Company and its Subsidiaries have a valid license to use or otherwise have the lawful right to use, all of the Company Intellectual Property as used in the conduct of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable efforts to maintain and protect each item of Company Intellectual Property that is material to their business.

(e) No director, officer or employee of the Company or any of its Subsidiaries has any direct ownership interest in any of the Company Intellectual Property. Employees and contractors of the Company and its Subsidiaries who create or develop any Intellectual Property in the course of their employment or provision of services for the Company or any of its Subsidiaries have assigned to the Company or its Subsidiary all of such employee’s or contractor’s rights in such Intellectual Property, and, without limiting the foregoing, all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned to the Company or its Subsidiary all of such employees’ or contractors’ rights in and to such Intellectual Property that did not vest automatically in the Company or its Subsidiary by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to the Company or its Subsidiary).

(f) The Company and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for Open Source Materials used by the Company or any of its Subsidiaries in any way.

(g) No Open Source Materials have been incorporated into, combined, made available, or distributed with, or used in the delivery or provision of any Owned Company Software in a manner that requires or obligates the Company or any of its Subsidiaries to: (i) disclose, distribute, or otherwise make available such Owned Company Software in source code form; (ii) license such Owned Company Software for the purpose of making derivative works; (iii) license such Owned Company Software at no charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents.

(h) The IT Systems of the Company and its Subsidiaries operate and perform in all material respects as is necessary for the business of the Company and its Subsidiaries as currently conducted, and do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or Software. To the knowledge of the Company, there has been no material failure of such IT Systems in the past two years which has not been fully resolved. There have been no unauthorized intrusions, access to or breaches of such IT Systems. The Company and its Subsidiaries have in place adequate security controls and disaster recovery plans and procedures for such IT Systems. Such IT Systems provide the operations of the Company and its Subsidiaries, including the internet websites and mobile applications provided to the Company’s customers, with sufficient redundancy and speed to meet industry standards relating to high availability and the Company has no reason to believe that such IT Systems will not operate or will not continue to be accessible to end users on a high availability basis after the Closing Date.

(i) The Company and its Subsidiaries have a privacy policy (the “Company Privacy Policy”) regarding the collection and use of Personal Information, a true, correct and complete copy of which has been provided to Acquiror prior to the date hereof. Since December 31, 2017, the Company and its Subsidiaries have complied in all material respects with (i) all applicable Privacy Laws, (ii) the Company Privacy Policy, and (iii) all of the Company’s and its Subsidiaries’ contractual obligations with respect to Personal Information. The execution, delivery and performance of the Transactions do not violate the Company Privacy Policy as it currently exists and, upon Closing, Acquiror’s use of the Personal Information in the manner in which the Company and its Subsidiaries use the Personal Information immediately prior to Closing will not violate any Privacy Laws. Neither the Company nor any of its Subsidiaries sells or, since December 31, 2017, has sold (for monetary or other consideration) Personal Information.

(j) The Company and its Subsidiaries have commercially reasonable security measures in place designed to protect Personal Information stored in their IT Systems from loss, theft, misuse or unauthorized access, acquisition, interruption, alteration, modification, use, destruction, disclosure or other processing, or any other compromise of confidentiality, integrity, or availability of Personal Information (any such incident, a “Security Incident”). To the knowledge of the Company, since December 31, 2017, there have not been any Security Incidents or claims related to Security Incidents and there are no information security or other vulnerabilities that are reasonably likely to cause a Security Incident. No Actions are pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to the collection, use, processing or storage of Personal Information.

(k) The data inventory/record of processing activities of Company Personal Information provided to Acquiror as of October 16, 2020 is true, correct and complete, including with respect to (i) the countries in which Company Personal Information is stored; and (ii) the third parties with whom the Company may share, disclose or otherwise make available the Company Personal Information, each as set out in Schedule 4.11(k). For the avoidance of doubt, all Company Personal Information is an asset that will be transferred as part of the Merger, as contemplated by section 1798.140(t)(2)(D) of the California Consumer Privacy Act.

4.12 Company Programs.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of: (i) all Company Programs that are owned in whole or in part by the Company or any of its Subsidiaries (each, an “Owned Program”); (ii) to the extent not constituting an Owned Program, the top ten revenue grossing Company Programs with respect to the gross revenue generated by the Company and its Subsidiaries in respect of such Company Program; (iii) all Company Programs in active development or production as of the date hereof.

(b) All Company Programs have been developed, produced and exploited in material compliance with: (i) all applicable Contracts; (ii) all applicable Laws; (iii) any applicable collective bargaining, union or guild agreement; (iv) the Communications Act; (v) as applicable, the Television Code of the National Association of Broadcasters; and (vi) any applicable standards or codes set forth by the Motion Picture Association or the Motion Picture Association of America.

(c) The Company and its Subsidiaries are in good standing and are not in default with all applicable union, guild or collective bargaining agreements, rules and regulations.

(d) Each Company Program is covered by adequate and customary insurance, in accordance with standard custom and practice in the entertainment industry, and the Company or its Subsidiary, as applicable, are a named insured under such policies.

4.13 Contracts; No Defaults.

(a) Schedule 4.13(a) contains a listing of all Contracts described in clauses “(i)” through “(xvii)” below to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies, as amended and currently in effect, of the Contracts listed on Schedule 4.13(a) have been delivered to or made available to Acquiror or its agents or representatives.

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (other than confidentiality and non-disclosure agreements, this Agreement and the ancillary agreements) to which, as of the date of this Agreement, the Company or one or more of its Subsidiaries is a party or by which any of their respective assets are bound;

(ii) each employee collective bargaining Contract;

(iii) any Contract (other than those for Company Programs) pursuant to which the Company or any of its Subsidiaries (A) licenses from a third party Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,000,000 per year, (B) licenses to a third party to use Company Owned Intellectual Property or Owned Company Software (other than any non- exclusive licenses granted to (1) customers in the ordinary course of business consistent with past practice or (2) suppliers or service providers in the ordinary course of business consistent with past practice to enable such suppliers or service providers to use or provide goods or perform services for the Company and its Subsidiaries) or (C) shares Personal Information with any third party for cloud storage and data hosting services;

(iv) any Contract relating to the Company Programs under which it would reasonably be expected that the Company or any of its Subsidiaries would make payments in excess of $1,000,000 per year or the remaining term of such Contract, or receive payments in excess of $2,000,000 per year or the remaining term of such Contract;

(v) any Contracts pursuant to which any third party has the right to resell or distribute to third parties products or services of the Company or its Subsidiaries;

(vi) any Contract which restricts in any material respect or contains any material limitations on the ability of the Company or its Subsidiaries to compete in any line of business or in any geographic territory, including any grant of exclusive rights, rights of first refusal or negotiation or similar rights;

(vii) any Contracts providing for “most favored customer” or similar terms that materially limit the Company’s or any of its Subsidiaries’ right to determine pricing for products or services;

(viii) any Contract under which the Company or its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness; or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business consistent with past practice), in each case of clauses “(A),” “(B)” and “(C),” in an amount in excess of $2,000,000 of committed credit;

(ix) any Contract relating to any agreement of indemnification not entered into in the ordinary course of business consistent with past practice;

(x) any Contract entered into in connection with the acquisition or disposition by the Company or its Subsidiaries since December 31, 2017 of any material assets or any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(xi) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder, in excess of $1,000,000 or, together with all related Contracts, in excess of $5,000,000, in each case, other than sales or purchases in the ordinary course of business consistent with past practice and sales of obsolete equipment;

(xii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 4.13 and expected to result in revenue or require expenditures in excess of $1,000,000 in the calendar year ending December 31, 2020 or any subsequent calendar year;

(xiii) any Contract with suppliers to the Company or any of its Subsidiaries for expenditures paid or payable by the Company or any of its Subsidiaries in excess of $5,000,000 in the calendar year ending December 31, 2020 or in any subsequent calendar year;

(xiv) any Contract between the Company or its Subsidiaries, on the one hand, and any of Company’s stockholders (other than Acquiror), on the other hand, that will not be terminated at or prior to the Closing that is the type that would be required to be disclosed under Item 404 of Regulation S-K;

(xv) any Contract providing for any change-in-control, retention, incentive payment or similar payment with any current or former employee, officer, director or independent contractor that will be triggered by the Transactions (either alone or in connection with the occurrence of any other event);

(xvi) any individual employment agreements that cannot be terminated at any time without severance or termination pay or upon notice of not more than 30 days with any employee that (A) holds a title of “senior director” (or equivalent) or above, or (B) has annual base salary or base compensation in excess of $200,000; and

(xvii) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 4.13(a), whether or not set forth on Schedule 4.13(a): (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Company or its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of the Company, are enforceable by the Company or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of the Company, its Subsidiaries or, to the knowledge of the Company, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since December 31, 2019, neither the Company nor its Subsidiaries have received any written or, to the knowledge of the Company, oral claim or notice of force majeure, material breach of or material default under any such Contract; (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both); (v) as of the date hereof, no Person is materially renegotiating, or has notified the Company in writing that it intends to change or renegotiate, any material amount paid or payable to the Company under any Contract, or other material term or provision of any such Contracts; and (vi) since December 31, 2019 through the date hereof, neither the Company nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

4.14 Company Benefit Plans.

(a) Schedule 4.14(a) sets forth a complete list of each material Company Benefit Plan.

(b) With respect to each Company Benefit Plan listed on Schedule 4.14(a), the Company has delivered or made available to Acquiror correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable: (i) the current plan document and any trust agreement or a written summary of the material terms of such plan to the extent not evidenced by a written plan document; (ii) the most recent summary plan description; (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable); (iv) the most recent actuarial valuation; (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority); (vi) all material non-routine filings and correspondence with any Governmental Authority received within the last three years; and (vii) all insurance contracts and material administrative agreements under which the Company has any ongoing obligation which implement each such Company Benefit Plan.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions required to be made under the terms of any Company Benefit Plan as of the date this Agreement is made have been timely made or, if not yet due, have been properly reflected in the Company’s Financial Statements, and (iii) there are no pending or, to the Company’s knowledge, written threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto. The Company and each of the Company ERISA Affiliates are in compliance in all material respects with (i) the applicable requirements of Health Insurance Portability and Accountability Act, as amended, and the regulations (including the proposed regulations) thereunder, (ii) the Patient Protection and Affordable Care Act of 2010, as amended, and (iii) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any similar state laws.

(d) Each Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification; (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and to the knowledge of the Company, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans. All matching contributions owed by the Company and its Subsidiaries under any Company Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code have been timely made or, if not yet due, have been properly reflected in the Company’s Financial Statements.

(e) Neither the Company, any of its Subsidiaries nor any of their respective Company ERISA Affiliates have sponsored, maintained, contributed to or were required to contribute to, at any point during the six year period prior to the date hereof, (i) a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or (ii) other than any Foreign Company Benefit Plan identified on Schedule 4.14(k), a defined benefit pension plan subject to Title IV of ERISA or Section 412 of the Code, in each case, regardless of whether or not it is subject to Title IV of ERISA. For purposes of this Agreement, “Company ERISA Affiliate” means any entity (whether or not incorporated) other than the Company or a Subsidiary of the Company that, together with the Company or any Subsidiary of the Company, is considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to the Company Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of the Company, threatened in writing.

(g) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions (either alone or in combination with another event) will: (i) result in any payment (including severance, bonus or otherwise) or benefit becoming due to any current or former director, officer, employee or independent contractor of the Company or any its Subsidiaries; (ii) increase any compensation or benefits otherwise payable to any current or former director, officer, employee or independent contractor of the Company or any its Subsidiaries; or (iii) result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries to new payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from the Company or any of its Subsidiaries or Affiliates.

(h) No amount or benefit that will or could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness or otherwise) by any current or former employee, independent contractor officer or director of the Company or any Subsidiary of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code would be characterized or could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions (either alone or in combination with any other event).

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Company Benefit Plan or award thereunder provides to any “service provider” (within the meaning of Section 409A of the Code) of the Company or its Subsidiaries any compensation or benefits which have been subjected or should have been subject to gross income inclusion or additional Tax pursuant to

Section 409A(a)(1) of the Code. No Company Benefit Plan or other agreement or arrangement provides for the gross-up of any Person for any Taxes imposed by Section 4999 or 409A of the Code.

(j) No Company Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable state law.

(k) Each material Company Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any of its Subsidiaries (or any dependent thereof) who resides outside of the United States (each a “Foreign Company Benefit Plan”) is set forth on Schedule 4.14(k). Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, with respect to each Foreign Company Benefit Plan, (i) such Foreign Company Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Company Benefit Plan’s governing documents, (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all contributions to such Foreign Company Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on the Financial Statements in accordance with the terms of the Foreign Company Benefit Plan and all applicable Laws, (iii) such Foreign Company Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Company Benefit Plan any required determinations, if any, that such Foreign Company Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Company Benefit Plan, and (iv) neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in combination with another event) will create or otherwise result in any increased liability of the Company and its Subsidiaries with respect to such Foreign Company Benefit Plan. No Foreign Company Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with GAAP. Neither the Company nor any of its Subsidiaries is, or has at any time been, the employer or “connected with” or an “associate of” (as those terms are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

(l) Except as set forth on Schedule 4.14(l), neither the Company nor any of its Subsidiaries has: (i) taken any action since January 1, 2020 related to any workforce changes due to COVID-19 or COVID-19 Measures, or otherwise, whether directly or indirectly, including any actual or expected group terminations, layoffs, furloughs, shutdowns (whether voluntary or by applicable Law), reduced working schedules or any material changes to benefit or compensation programs, including material reductions in compensation, benefits or working schedules, or material changes to any Company Benefit Plan; (ii) claimed any Tax credits under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act or I.R.S. Notice 2020-65 or any similar applicable Law; or (iii) deferred any Taxes under Section 2302 under the CARES Act or any similar applicable Law, and, in each case, none of the foregoing actions are reasonably anticipated. Neither the Company nor any of its Subsidiaries is a party to any plan, program, arrangement or Contract with any employee currently on furlough, leave or other alternative work arrangement pursuant to which any employee’s continued employment or reinstatement (including any reinstatement of any reduction or change in compensation or benefits) is guaranteed.

4.15 Labor Matters.

(a) (i) Neither the Company nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are being negotiated by the Company or its Subsidiaries; (ii) no labor union or organization, works council or group of employees of the Company or its Subsidiaries has made a pending written demand for recognition or certification; and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance; (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved; and (iii) since December 31, 2017, has not experienced any actual or, to the knowledge of the Company, written threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting the Company or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all individuals who perform or have performed services for the Company or any of its Subsidiaries have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), and no such individual has been improperly included or excluded from any Company Benefit Plan, and neither the Company nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) to the knowledge of the Company, in the last three years, no written allegations of sexual or other unlawful harassment or discrimination have been made against (A) any officer of the Company or its Subsidiaries or (B) any employee of the Company or its Subsidiaries who (1) has a title of “senior director” (or equivalent) or above, or (2) has an annual base salary or base compensation of $200,000 or above, and (ii) there are no actions or any disputes pending or, to the Company’s knowledge, threatened in writing (A) between the Company or any of its Subsidiaries and any of their respective current or former officers, directors, employees or independent contractors or (B) by or before any Governmental Authority affecting the Company or any of its Subsidiaries concerning employment matters.

(f) To the knowledge of the Company, no employee of the Company or its Subsidiaries with an annual base salary or base compensation of greater than $200,000 or above is in any material respect in violation of any term of any employment agreement or restrictive covenant obligation: (i) to the Company or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

(g) There has been no “mass layoff” or “plant closing” (as defined by the WARN Act or any similar foreign, state, provincial or local Laws) (determined without regard to whether the Company was eligible for an exception thereunder) or group termination or similar event with respect to the Company and its Subsidiaries within the six months prior to the date of this Agreement.

(h) Since December 31, 2017, no employee of the Company or its Subsidiaries has transferred into employment with his or her employer by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable Law of any country in the European Economic Area, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Economic Area.

4.16 Taxes.

(a) All Tax Returns required by Law to be filed by the Company or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All amounts of Taxes shown as due on any Tax Return of the Company and its Subsidiaries and all other amounts of Taxes owed by the Company and its Subsidiaries have been timely paid and since the date of the most recent Financial Statements of the Company and its Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business consistent with past practice).

(c) Each of the Company and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Neither the Company nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes and there is not pending, or, to the Company’s knowledge, threatened in writing, any such audit, administrative or judicial proceeding. Neither the Company nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any amount of material Taxes. No written claim or, to the Company’s knowledge, no claim other than in writing, has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of the Company or its Subsidiaries, and no request for any such waiver or extension is currently pending.

(e) Neither the Company nor its Subsidiaries (nor any predecessors thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two years.

(f) Neither the Company nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither the Company nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vi) application of Sections 951, 951A or 965 of the Code (or any similar provision of Tax Law).

(h) There are no Liens with respect to Taxes on any of the assets of the Company or its Subsidiaries, other than Permitted Liens.

(i) Neither the Company nor its Subsidiaries has any liability for the Taxes of any Person (other than the Company or its Subsidiaries): (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law); (ii) as a transferee or successor; or (iii) by Contract or Company Real Estate Lease Document.

(j) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k) Neither the Company nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l) Neither the Company nor any of its Subsidiaries is, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Each of the Company and its Subsidiaries is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all respects, including the execution and maintenance of contemporaneous documentation and substantiating the transfer pricing practices and methodology of each of the Company and its Subsidiaries.

(n) To the knowledge of the Company, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o) Neither the Company nor its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Authority, in each case, that could affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(p) The Company has not made an election under Section 965(h) of the Code.

(q) Other than the representations and warranties set forth in Section 4.14, this Section 4.16 contains the exclusive representations and warranties of the Company with respect to Tax matters.

4.17 Brokers’ Fees. Except as described on Schedule 4.17, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by the Company, its Subsidiaries or any of their Affiliates for which the Company or any of its Subsidiaries has any obligation.

4.18 Insurance. Schedule 4.18 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance, including all material self-insurance programs and arrangements, held by, or for the benefit of, the Company or its Subsidiaries as of the date of this Agreement, and as to occurrence-based general liability/excess insurance for the three years preceding the date of this Agreement. True, correct and complete copies or comprehensive summaries of such insurance policies have been made available to Acquiror. Such insurance policies provide insurance in such amounts and against such risks as the Company or its Subsidiaries have reasonably determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, and as is sufficient to comply with applicable Law. With respect to each such insurance policy required to be listed on Schedule 4.18, except as would not, individually or in the aggregate, reasonably be expected to have a Company

Material Adverse Effect: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable by the Company or its Subsidiaries in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither the Company nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of the Company, no such action has been threatened in writing; (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals and (e) there are no material outstanding claims as to which coverage has been denied or as to which the insurance company has reserved rights to deny coverage.

4.19 Company Real Property; Assets.

(a) Schedule 4.19(a) sets forth the address and description of each parcel of real property owned by the Company or its Subsidiaries (the “Company Owned Real Property”). Except as set forth on Schedule 4.19(a), with respect to each Company Owned Real Property: (i) the Company or its applicable Subsidiary has good and marketable fee simple title or local equivalent to such Company Owned Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens; (ii) neither the Company nor its applicable Subsidiary has entered into any leases or otherwise granted to any Person any material right to use or occupy such Company Owned Real Property or any portion thereof; and (iii) other than the right of Acquiror pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other rights in favor of any Person to purchase such Company Owned Real Property or any portion thereof or interest therein.

(b) (i) Schedule 4.19(b)(i) contains a true, correct and complete description of all Company Leased Real Property for which the Company or any of its Subsidiaries is required to make aggregate payments in excess of $500,000 annually (the “Company Scheduled Leased Real Property”), in each case pursuant to those leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, in each case, that are material) for such Company Scheduled Leased Real Property to which the Company or its Subsidiaries is a party (collectively, the “Company Scheduled Real Estate Lease Documents”). The Company has made available to Acquiror true, correct and complete copies of the Company Scheduled Real Estate Lease Documents, and such deliverables comprise all material Company Real Estate Lease Documents relating to the Company’s and its Subsidiaries’ interests in the Company Scheduled Leased Real Property. (ii) Except as set forth on Schedule 4.19(b)(ii), neither the Company nor any of its Subsidiaries holds any easement interests that are material and/or reasonably necessary to conduct the business of the Company and its Subsidiaries in substantially the same manner as currently conducted.

(c) Except as set forth on Schedule 4.19(c), each lease, sublease, license and occupancy agreement (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, in each case, that are material) for Company Leased Real Property to which the Company or its Subsidiaries is a party (collectively, the “Company Real Estate Lease Documents”) (i) is a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries and, to the knowledge of the Company, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Company Real Estate Lease Document is in full force and effect and (ii) covers the entire estate it purports to cover and, subject to securing those certain consents or approvals, if any, set forth on Schedule 4.19(c)(ii) which are required to be obtained under the Company Real Estate Lease Documents from those certain landlords, lenders to landlords or other third parties (as applicable)

identified on such Schedule 4.19(c)(ii), in connection with the execution and delivery of this Agreement by the Company, upon the consummation of the Transactions, Acquiror or its Subsidiaries (including Company and its Subsidiaries) will be entitled to use and occupy the Company Leased Real Property in accordance with the terms of the applicable Company Real Estate Lease Documents in effect with respect to such Company Leased Real Property, in all material respects, for the purpose for which each Company Real Property is currently used by the Company or its Subsidiaries. No Company Scheduled Real Estate Lease Document has been amended or modified in any material respect, except as reflected in the Company Scheduled Real Estate Lease Documents made available to Acquiror.

(d) Except as set forth on Schedule 4.19(d), no default or breach by (i) the Company or its Subsidiaries or (ii) to the knowledge of the Company, any other parties thereto, as applicable, presently exists under any Company Real Estate Lease Documents which would (x) materially affect the ability of the Company or its Subsidiaries to use any Company Real Property for the purpose for which such Company Real Property is currently used by the Company or its Subsidiaries or (y) cause the Company or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 4.19(d), neither the Company nor its Subsidiaries has received written notice of default or breach under any Company Real Estate Lease Document which has not been cured and which (1) would materially affect the ability of the Company or its Subsidiaries to use any Company Real Property for the purpose for which such Company Real Property is currently used by the Company or its Subsidiaries, or (2) cause the Company or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 4.19(d), no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Company Real Estate Lease Document by the Company or its Subsidiaries or, to the knowledge of the Company, by the other parties thereto which would (A) materially affect the ability of the Company or its Subsidiaries to use any Company Real Property for the purpose for which such Company Real Property is currently used by the Company or its Subsidiaries, or (B) cause the Company or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 4.19(d), neither the Company nor its Subsidiaries has subleased or otherwise granted any Person that is not an Affiliate of the Company the right to use or occupy any Company Real Property or any portion thereof which is still in effect. Except as set forth on Schedule 4.19(d), neither the Company nor its Subsidiaries has collaterally assigned or granted any other security interest to the Company Leased Real Property or any interest therein which is still in effect. The Company or its Subsidiaries has a good and valid leasehold interest to each Company Leased Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens.

(e) Except as set forth on Schedule 4.19(e), neither the Company nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Company Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Company Leased Real Property.

(f) The interests of the Company and its Subsidiaries in the Company Real Property constitute the material real property rights or interests reasonably necessary to conduct the business of the Company and its Subsidiaries in substantially the same manner as currently conducted.

4.20 Environmental Matters. Except as disclosed on Schedule 4.20:

(a) the Company and its Subsidiaries are and, during the last three years, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required under Environmental Laws;

(b) there has been no material release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Company Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Company Real Property or, to the knowledge of the Company, at, in, on or under any formerly owned or leased real property during the time that the Company owned or leased such property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability pursuant to Environmental Law;

(c) neither the Company nor its Subsidiaries is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by the Company or its Subsidiaries or any material investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) there is no material Action pending or, to the knowledge of the Company, threatened in writing and, to the knowledge of the Company, no investigation is pending or threatened in writing with respect to the Company’s or its Subsidiaries’ material non-compliance with or material liability under Environmental Law;

(e) other than as contemplated by the Company Real Estate Lease Documents set forth on Schedule 4.19(b), neither the Company nor any of its Subsidiaries has assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials; and

(f) to the knowledge of the Company, the Company has made available to Acquiror all environmental reports (including any Phase One or Phase Two environmental site assessments) relating to the Company Leased Real Property or any formerly owned or operated real property or any other location for which the Company may be liable, to the extent such reports are in its possession, custody or control and identify conditions that would, individually or in the aggregate, reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

4.21 Absence of Changes.

(a) Since December 31, 2019 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to the Company or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, a Company Material Adverse Effect.

(b) From December 31, 2019 through the date of this Agreement, excluding any actions, activities or conduct of the Company or any of its Subsidiaries taken reasonably and in good faith to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including any COVID-19 Measures), the Company and its Subsidiaries (i) have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, and (ii) have not taken any action that would require the consent of Acquiror pursuant to Section 6.01 if such action had been taken after the date hereof.

4.22 Affiliate Agreements. Except as set forth on Schedule 4.22 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of the Company or its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company or its Subsidiaries; or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, in each case, that is the type that would be required to be disclosed under Item 404 of Regulation S-K (each of the foregoing, a “Company Affiliate Agreement”).

4.23 Internal Controls. The Company keeps accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to property is permitted only in accordance with management’s general or specific authorization and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

4.24 Permits. Except as set forth on Schedule 4.24, each of the Company and its Subsidiaries has all material Permits (the “Company Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. Except as set forth on Schedule 4.24, and as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) each Company Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Company Material Permit has been received by the Company or its Subsidiaries; (c) to the knowledge of the Company, none of such Company Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business consistent with past practice upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of the Company, threatened in writing, that seek the revocation, cancellation, limitation, restriction or termination of any Company Material Permit; and (e) each of the Company and its Subsidiaries is in material compliance with all Company Material Permits applicable to the Company or its Subsidiaries.

4.25 Registration Statement. None of the information relating to the Company or its Subsidiaries supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.25, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by the Company, or by any other Person acting on behalf of the Company, for use therein.

4.26 No Additional Representations and Warranties; Non-Reliance. The Company acknowledges that, except for the representations and warranties set forth in Article V (as modified by the Schedules), none of Acquiror, Merger Sub, any other Subsidiary of Acquiror nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquiror or any of its Subsidiaries, including Merger Sub with respect to the Transactions, and the Company is not relying on any representations and warranties regarding Acquiror or its Subsidiaries, except for those set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF ACQUIROR AND MERGER SUB

Except as set forth in the Schedules to this Agreement prepared in accordance with Section 11.09, or as disclosed in the Acquiror SEC Reports (excluding any disclosures in such Acquiror SEC Reports under the headings “Risk Factors” or “Forward-Looking Statements” and other disclosures that are predictive, cautionary or forward looking in nature), each of Acquiror and Merger Sub represents and warrants to the Company as follows:

5.01 Corporate Organization.

(a) Acquiror has been duly incorporated, is validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The Acquiror Organizational Documents previously made available by Acquiror to the Company are true, correct and complete and are in effect as of the date of this Agreement. Acquiror is not in material breach or violation of any of the provisions of the Acquiror Organizational Documents.

(b) Acquiror is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(c) Merger Sub has been duly incorporated, validly existing and in good standing under the Laws of State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is not in material breach or violation of any of the provisions of the organizational documents of Merger Sub.

5.02 Subsidiaries.

(a) The Significant Subsidiaries of Acquiror as of the date hereof, together with their jurisdiction of incorporation or organization, are set forth on Schedule 5.02(a), including, as of such date, a description of the capitalization of each such Significant Subsidiary and the names of the record owners of all securities and other equity interests in each such Significant Subsidiary. Schedule 5.02(a) also sets forth, for each Subsidiary of Acquiror that is not, directly or indirectly, wholly-owned by Acquiror, the number and type of any capital stock of, or other equity or voting interests in, such Subsidiary that is outstanding as of the date hereof, and the number and type of shares of capital stock of, or other equity or voting interests in, such Subsidiary that, as of the date hereof, are owned, directly or indirectly, by Acquiror. Each Subsidiary of Acquiror has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted, in each case, except where the failure to be so licensed or qualified has not had and would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. Each Subsidiary of Acquiror is duly licensed or qualified and in good standing in its jurisdiction of organization and as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect. Complete and correct copies of the principal organizational documents of each Significant Subsidiary listed on Schedule 5.02(a), as amended and currently in effect, have been made available to the Company. No Subsidiary of Acquiror is in material violation of any of the provisions of its organizational documents.

(b) As of the date hereof, except for Acquiror’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither Acquiror nor its Subsidiaries own any capital stock or any other equity interests in any other

Person or has any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

5.03 Due Authorization.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each ancillary agreement to this Agreement to which it is a party and (subject to the approvals described in Section 5.05), upon receipt of the Acquiror Requisite Approval, to perform its respective obligations hereunder and thereunder and to consummate the Transactions and the transactions contemplated thereby. The execution, delivery and performance of this Agreement and such ancillary agreements by each of Acquiror and Merger Sub and the consummation of the Transactions and the transactions contemplated thereby have been duly and validly authorized and approved by the Acquiror Board and the Merger Sub Board, and upon receipt of the Acquiror Requisite Approval, no other corporate or equivalent proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement or such ancillary agreements or Acquiror’s or Merger Sub’s performance hereunder or thereunder. Acquiror, as the sole stockholder of Merger Sub, substantially concurrently with the execution and delivery of this Agreement (but deemed to occur a moment thereafter), has adopted this Agreement and approved the Transactions. This Agreement has been, and each such ancillary agreement will be, duly and validly executed and delivered by each of Acquiror and Merger Sub and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a legal, valid and binding obligation of each of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The affirmative vote of holders of a majority of the shares of Acquiror Common Stock having voting power present in person or represented by proxy at the Special Meeting shall be required to approve the Transaction Proposal (such approval of the Acquiror Stockholders, the “Acquiror Requisite Approval”), assuming a quorum is present, is the only vote of any of Acquiror’s capital stock required in connection with the entry into this Agreement by Acquiror and the consummation of the Transactions, including the Closing (the approval by Acquiror Stockholders of the foregoing, together with the Acquiror Requisite Approval, the “Acquiror Stockholder Approval”).

(c) (i) At a meeting duly called and held on or prior to the date hereof, the Acquiror Board unanimously: (A) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Acquiror and the Acquiror Stockholders; (B) approved the Transactions and (C) recommended to the Acquiror Stockholders the approval of each of the Proposals. (ii) At a meeting duly called and held or by unanimous written consent on or prior to the date hereof, the Merger Sub Board unanimously: (A) determined that this Agreement and the Transactions are fair to, advisable and in the best interests of Merger Sub and Acquiror (as sole stockholder of Merger Sub); (B) approved this Agreement and (C) recommended to Acquiror (as the sole stockholder of Merger Sub) the adoption by Acquiror of this Agreement and approval of the Transactions.

(d) The approval of Acquiror, as the sole stockholder of Merger Sub, is the only vote of holders of any class or series of capital stock of Merger Sub required in connection with the adoption of this Agreement and the consummation of the Transactions, including the Closing.

5.04 No Conflict.

(a) The execution, delivery and performance of this Agreement and each ancillary agreement to this Agreement to which it is a party by Acquiror and Merger Sub, as applicable, and, in the case of Acquiror, upon receipt of the Acquiror Requisite Approval and the approvals described in Section 5.05, the consummation of the Transactions do not and will not: (a) conflict with or violate any provision of, or result in the breach of, the Acquiror Organizational Documents, any organizational documents of any Subsidiaries of Acquiror or any of the organizational documents of Merger Sub; (b) conflict with or result in any violation of, or give any Governmental Authority or, to the knowledge of Acquiror, any other Person, the right to challenge this Agreement or the Transactions or to exercise any remedy or obtain relief under, any provision of any Law, Permit or Governmental Order applicable to Acquiror, its Subsidiaries or Merger Sub or any of their respective properties or assets; (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in any material payment, rebate, chargeback, penalty or change in delivery schedule under, or require any consent under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 5.11, whether or not set forth on Schedule 5.11, or any Acquiror Real Estate Lease Document or Contract relating to any Acquiror Owned Real Property to which each of Acquiror or Merger Sub or any their respective Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected; or (d) result in the creation of any Lien upon any of the properties, equity interests or assets of Acquiror or Merger Sub or any of their respective Subsidiaries, except (in the case of clauses “(b),” “(c)” or “(d)” above) for such violations, conflicts, breaches, losses or defaults which would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) The Acquiror Board has taken all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are inapplicable to the execution, delivery and performance of this Agreement and any ancillary agreements and to the consummation of the Transactions. No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any ancillary agreements or any of the Transactions.

5.05 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent, waiver or authorization from any Governmental Authority is required on the part of Acquiror or Merger Sub with respect to Acquiror’s or Merger Sub’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act and any other applicable Antitrust Law; (b) Securities Laws and listing requirements of the NYSE; (c) the filing and effectiveness of the Certificate of Merger; (d) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

5.06 Capitalization.

(a) As of the 5:00 p.m. Central Time on the day prior to the date hereof (the “Acquiror Capitalization Measurement Time”), the authorized capital stock of Acquiror consists of: (i) 240,000,000 shares of Acquiror Common Stock, 95,648,648 of which are issued (of which 94,179,547 are issued and outstanding and 1,469,101 are held in treasury); and (ii) 3,000,000 shares of Acquiror Preferred Stock, none of which are issued and outstanding. All of the issued and outstanding shares of Acquiror Common Stock and Acquiror Preferred Stock: (A) have been duly authorized and validly issued and are fully paid and nonassessable; (B) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; (C) were not issued in breach or violation of any preemptive rights or Contract; and (D) are not subject to any preemptive right, right of first refusal, right of participation or similar right. As of the Acquiror Capitalization Measurement Time, an aggregate of 9,107,827 shares of Acquiror Common Stock were reserved for issuance pursuant to Acquiror Equity Awards not yet granted under the Acquiror Equity Plans. As of the Acquiror Capitalization Measurement

Time, 614,897 shares of Acquiror Common Stock were reserved for issuance pursuant to outstanding Acquiror Stock Options, 936,795 shares of Acquiror Common Stock were reserved for issuance pursuant to outstanding Acquiror RSUs and 1,656,831 shares of Acquiror Common Stock were reserved for issuance pursuant to outstanding Acquiror PSUs (assuming “target” performance). Except as provided in this Agreement, since June 30, 2020 and through the date hereof, no Acquiror Equity Awards have been granted and no additional shares of Acquiror Common Stock have become subject to issuance under the Acquiror Equity Plans. All shares of Acquiror Common Stock subject to issuance under the Acquiror Equity Plans, upon issuance in accordance with the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized and validly issued, fully paid, and nonassessable.

(b) As of the Acquiror Capitalization Measurement Time, except for this Agreement and the Acquiror Equity Awards, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Acquiror Common Stock or the equity interests of Acquiror, or any other Contracts to which Acquiror is a party or by which Acquiror is bound obligating Acquiror to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Acquiror, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror. Except as disclosed in the Acquiror Organizational Documents, there are no outstanding contractual obligations of Acquiror to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror. There are no outstanding bonds, debentures, notes or other indebtedness of Acquiror having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Acquiror’s stockholders may vote. Acquiror is not a party to any stockholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests, or other Contract restricting any Person from purchasing, selling, pledging or otherwise disposing any equity interest of Acquiror. Each Acquiror Stock Option was granted in accordance with the terms of the applicable Acquiror Equity Plan and in compliance, in all material respects, with all applicable Laws. No Acquiror Stock Option is subject to Section 409A of the Code and each Acquiror Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.00001 per share, of which 1,000 shares are issued and outstanding and beneficially held (and held of record) by Acquiror as of the date of this Agreement.

(d) All of the outstanding shares of capital stock or other equity interests of Acquiror’s Significant Subsidiaries: (i) have been duly authorized and validly issued and are fully paid and nonassessable; (ii) were issued in compliance in all material respects with applicable Securities Law and other applicable Law; and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the Acquiror Capitalization Measurement Time, other than with respect to the Acquiror Equity Awards, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of Acquiror’s Significant Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of Acquiror’s Significant Subsidiaries is a party or by which any of Acquiror’s Significant Subsidiaries is bound obligating such Significant Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Significant Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Acquiror’s Significant Subsidiaries. Other than with respect to the Acquiror Equity Awards, as of the Acquiror Capitalization Measurement Time, there are no outstanding contractual obligations of Acquiror’s Significant Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of Acquiror’s Significant Subsidiaries. Except as set forth on Schedule 5.06(d), there are no outstanding bonds, debentures, notes or other indebtedness of Acquiror’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth on Schedule 5.06(d), Acquiror’s Subsidiaries are not party to any stockholders agreement, voting agreement or registration rights agreement relating to the equity interests of Acquiror’s Subsidiaries.

(e) Acquiror is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Significant Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 5.06(e), there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of Acquiror’s Significant Subsidiaries.

(f) Subject to approval of the Transaction Proposal, the shares of Acquiror Common Stock to be issued by Acquiror in connection with the Transactions, upon issuance in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, and will not be subject to any preemptive rights of any other stockholder of Acquiror and will be capable of effectively vesting in the Company Stockholders title to all such securities, free and clear of all Liens (other than Liens arising pursuant to applicable Securities Laws).

(g) Except as set forth in the Acquiror Organizational Documents and in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which Acquiror is a party or by which Acquiror is bound with respect to any ownership interests of Acquiror.

(h) As of the date hereof, to Acquiror’s knowledge, Acquiror is the beneficial owner of the number of shares of Company Stock set forth on Schedule 5.06(h).

5.07 Undisclosed Liabilities.

(a) There is no Liability against Acquiror or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of Acquiror and its Subsidiaries (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities: (i) reflected or reserved for on the audited financial statements and unaudited interim financial statements included in the Acquiror SEC Reports or disclosed in the notes thereto; (ii) that have arisen since the date of the most recent balance sheet included in the unaudited interim financial statements included in the Acquiror SEC Reports in the ordinary course of business consistent with past practice; (iii) disclosed on Schedule 5.07(a); (iv) arising under this Agreement and/or the performance by Acquiror of its obligations hereunder; or (v) that would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) Neither Acquiror nor any of its Subsidiaries has applied for or accepted any Stimulus Funds.

5.08 Litigation and Proceedings. There are no pending or, to the knowledge of Acquiror, written threatened, Actions, (i) that involve (A) Acquiror or any of its Subsidiaries, (B) to the knowledge of Acquiror, any current or former employee, independent contractor, officer or director of Acquiror (in his or her capacity as such) or (C) any of the material assets owned or used by Acquiror or its Subsidiaries, in each case, that would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole; or (ii) as of the date of this Agreement, that challenges, or that may reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise materially interfering with each of Acquiror and Merger Sub’s ability to consummate the Transactions. To the knowledge of Acquiror, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or threatened in writing, in each case regarding any accounting practices of Acquiror or any of its Subsidiaries or any malfeasance by any officer or director of Acquiror. Neither Acquiror nor its Subsidiaries or any property, asset or business of Acquiror or its Subsidiaries is subject to any material Governmental Order, or, to the knowledge of Acquiror, any continuing investigation by, any Governmental Authority. There is no unsatisfied judgment or any injunction binding upon Acquiror or its Subsidiaries, or any of the material assets owned or used by Acquiror or its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

5.09 Compliance with Laws.

(a) Except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, Acquiror and its Subsidiaries are, and since December 31, 2017 have been, in compliance in all material respects with all applicable Laws. Neither Acquiror nor its Subsidiaries has received any written notice from any Governmental Authority of any violation of any applicable Law by Acquiror or its Subsidiaries at any time since December 31, 2017, which violation would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(b) Since December 31, 2017: (i) there has been no action taken by Acquiror, its Subsidiaries, or, to the knowledge of Acquiror, any officer, director, manager, employee, agent, representative or sales intermediary of Acquiror or its Subsidiaries or any other third party, in each case, acting on behalf of Acquiror or its Subsidiaries, in violation of any applicable Anti-Corruption Law or Trade Control Law; (ii) neither Acquiror nor its Subsidiaries has been convicted of violating any Anti-Corruption Laws or Trade Control Laws or, to Acquiror’s knowledge, subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws or Trade Control Laws; (iii) neither Acquiror nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or Trade Control Laws; and (iv) neither Acquiror nor its Subsidiaries has received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws or Trade Control Laws, in the case of clauses “(i)” and “(iii),” that would, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole.

(c) None of Acquiror, its Subsidiaries, or to the knowledge of Acquiror, any officer, director, manager, employee, agent or other Representative of Acquiror or its Subsidiaries, in each case, acting on behalf of Acquiror or its Subsidiaries, is a Person that is the target of sanctions under any applicable Trade Control Laws.

5.10 Intellectual Property and Privacy.

(a) To the knowledge of Acquiror, all of the Acquiror Registered Intellectual Property is valid, in full force and effect. None of the material Acquiror Registered Intellectual Property has expired or been cancelled, abandoned or otherwise terminated, and payment of all renewal and maintenance fees and expenses in respect thereof, and all filings related thereto, and any other actions required to maintain the material Acquiror Registered Intellectual Property, have been duly made or taken; to the knowledge of Acquiror, no interference, opposition, reissue, reexamination, or other proceeding is pending in which the scope, validity or enforceability of any material Acquiror Registered Intellectual Property is being contested or challenged; and Acquiror has not received written notice that any material Acquiror Registered Intellectual Property is invalid, unenforceable or being contested.

(b) Either Acquiror or one of its Subsidiaries is the sole and exclusive owner of, and possesses all right, title and interest in and to the Acquiror Owned Intellectual Property free and clear of all Liens, other than Permitted Liens.

(c) Except as would not reasonably be expected to be material to Acquiror or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, the conduct of the business of Acquiror and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party. There are no proceedings pending or, to Acquiror’s knowledge, threatened in writing against Acquiror or any of its Subsidiaries by any third party claiming infringement, misappropriation or other violation of Intellectual Property. Except as would not reasonably be expected to be material to Acquiror or the applicable Subsidiary whose business is allegedly infringing, misappropriating or violating, within the three years preceding the date of this Agreement, the conduct of Acquiror’s and its Subsidiaries’ business has not infringed, misappropriated or otherwise violated the Intellectual Property of any third party. To the knowledge of Acquiror, no third party is infringing, misappropriating or otherwise violating any Acquiror Owned Intellectual Property.

(d) Acquiror and its Subsidiaries have a valid license to use or otherwise have the lawful right to use, all of the Acquiror Intellectual Property as used in the conduct of the business of Acquiror and its Subsidiaries. Acquiror and its Subsidiaries have taken commercially reasonable efforts to maintain and protect each item of Acquiror Intellectual Property that is material to their business.

(e) No director, officer or employee of Acquiror or any of its Subsidiaries has any direct ownership interest in any of the Acquiror Intellectual Property. Employees and contractors of Acquiror and its Subsidiaries who create or develop any Intellectual Property in the course of their employment or provision of services for Acquiror or any of its Subsidiaries have assigned to Acquiror or its Subsidiary all of such employee’s or contractor’s rights in such Intellectual Property, and without limiting the foregoing all such employees and contractors have executed valid written agreements pursuant to which such Persons have assigned to Acquiror or its Subsidiary all of such employees’ or contractors’ rights in and to such Intellectual Property that did not vest automatically in Acquiror or its Subsidiary by operation of law (and, in the case of contractors, to the extent such Intellectual Property was intended to be proprietary to Acquiror or its Subsidiary).

(f) Acquiror and each of its Subsidiaries is in material compliance with the terms and conditions of all material licenses for Open Source Materials used by Acquiror or any of its Subsidiaries in any way.

(g) No Open Source Materials have been incorporated into, combined, made available, or distributed with, or used in the delivery or provision of any Owned Acquiror Software in a manner that requires or obligates Acquiror or any of its Subsidiaries to: (i) disclose, distribute, or otherwise make available such Owned Acquiror Software in source code form; (ii) license such Owned Acquiror Software for the purpose of making derivative works; (iii) license such Owned Acquiror Software at no charge; or (iv) grant a license to, or refrain from asserting or enforcing any of, its Patents.

(h) The IT Systems of Acquiror and its Subsidiaries operate and perform in all material respects as is necessary for the business of Acquiror and its Subsidiaries as currently conducted, and do not contain any material faults, viruses or hardware components designed to permit unauthorized access to or to disable or otherwise harm any computer systems or Software. To the knowledge of Acquiror, there has been no material failure of such IT Systems in the past two years which has not been fully resolved. There have been no unauthorized intrusions, access to or breaches of such IT Systems. Acquiror and its Subsidiaries have in place adequate security controls and disaster recovery plans and procedures for such IT Systems. Such IT Systems provide the operations of Acquiror and its Subsidiaries, including the internet websites and mobile applications provided to Acquiror’s customers, with sufficient redundancy and speed to meet industry standards relating to high availability and Acquiror has no reason to believe that such IT Systems will not operate or will not continue to be accessible to end users on a high availability basis after the Closing Date.

(i) Acquiror and its Subsidiaries have a privacy policy (the “Acquiror Privacy Policy”) regarding the collection and use of Personal Information, a true, correct and complete copy of which has been provided to the Company prior to the date hereof. Since December 31, 2017, Acquiror and its Subsidiaries have complied in all material respects with (i) all applicable Privacy Laws, (ii) the Acquiror Privacy Policy, and (iii) all of Acquiror’s and its Subsidiaries’ contractual obligations with respect to Personal Information. The execution, delivery and performance of the Transactions do not violate the Acquiror Privacy Policy as it currently exists. Neither Acquiror nor any of its Subsidiaries sells or, since December 31, 2017, has sold (for monetary or other consideration) Personal Information.

(j) Acquiror and its Subsidiaries have commercially reasonable security measures in place designed to protect Personal Information stored in their IT Systems from any Security Incidents. To the knowledge of Acquiror, since December 31, 2017, there have not been any Security Incidents or claims related to Security Incidents and there are no information security or other vulnerabilities that are reasonably likely to cause a Security Incident. No Actions are pending or, to the knowledge of Acquiror, threatened in writing against Acquiror or any of its Subsidiaries relating to the collection, use, processing or storage of Personal Information.

5.11 Contracts; No Defaults.

(a) Schedule 5.11(a) contains a listing of all Contracts described in clauses “(i)” through “(x)” below to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound. True, correct and complete copies, as amended and currently in effect, of the Contracts listed on Schedule 5.11(a) have been delivered to or made available to the Company or its agents or representatives.

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act) (other than confidentiality and non-disclosure agreements, this Agreement and the ancillary agreements) to which, as of the date of this Agreement, Acquiror or one or more of its Subsidiaries is a party or by which any of their respective assets are bound;

(ii) each employee collective bargaining Contract;

(iii) any Contract pursuant to which Acquiror or any of its Subsidiaries (A) licenses from a third party Intellectual Property that is material to the business of Acquiror and its Subsidiaries, taken as a whole, other than click-wrap, shrink-wrap and off-the-shelf software licenses, and any other software licenses that are commercially available on reasonable terms to the public generally with license, maintenance, support and other fees less than $1,000,000 per year, (B) licenses to a third party to use Acquiror Owned Intellectual Property or Owned Acquiror Software (other than any non-exclusive licenses granted to (1) customers in the ordinary course of business consistent with past practice or (2) suppliers or service providers in the ordinary course of business consistent with past practice to enable such suppliers or service providers to use or provide goods or perform services for Acquiror and its Subsidiaries) or (C) shares Personal Information with any third party for cloud storage and data hosting services;

(iv) any Contract which restricts in any material respect or contains any material limitations on the ability of Acquiror or its Subsidiaries to compete in any line of business or in any geographic territory, including any grant of exclusive rights, rights of first refusal or negotiation or similar rights;

(v) any Contracts providing for “most favored customer” or similar terms that materially limit Acquiror’s or any of its Subsidiaries’ right to determine pricing for products or services;

(vi) any Contract under which Acquiror or its Subsidiaries has: (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness; (B) granted a Lien on its assets, whether tangible or intangible, to secure any Indebtedness; or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business consistent with past practice), in each case of clauses “(A),” “(B)” and “(C),” in an amount in excess of $2,000,000 of committed credit;

(vii) any Contract entered into in connection with the acquisition or disposition by Acquiror or its Subsidiaries since December 31, 2017 of any material assets or any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(viii) any Contract not made in the ordinary course of business and not disclosed pursuant to any other clause under this Section 5.11 and expected to result in revenue or require expenditures in excess of $1,000,000 in the calendar year ending December 31, 2020 or any subsequent calendar year;

(ix) any Contract between Acquiror or its Subsidiaries, on the one hand, and any of the Acquiror Stockholders, on the other hand that is the type that would be required to be disclosed under Item 404 of Regulation S-K; and

(x) any Contract establishing any joint venture, partnership, strategic alliance or other collaboration that is material to the business of Acquiror and its Subsidiaries, taken as a whole.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, with respect to any Contract of the type described in Section 5.11(a), whether or not set forth on Schedule 5.11(a): (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of Acquiror or its Subsidiaries party thereto and, to the knowledge of Acquiror, represent the legal, valid and binding obligations of the other parties thereto, and, to the knowledge of Acquiror, are enforceable by Acquiror or its Subsidiaries to the extent a party thereto in accordance with their terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law); (ii) none of Acquiror, its Subsidiaries or, to the knowledge of Acquiror, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract; (iii) since December 31, 2019, neither Acquiror nor its Subsidiaries have received any written or, to the knowledge of Acquiror, oral claim or notice of force majeure, material breach of or material default under any such Contract; (iv) to the knowledge of Acquiror, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract by Acquiror or its Subsidiaries or, to the knowledge of Acquiror, any other party thereto (in each case, with or without notice or lapse of time or both); (v) as of the date hereof, no Person is materially renegotiating, or has notified Acquiror in writing that it intends to change or renegotiate, any material amount paid or payable to Acquiror under any Contract, or other material term or provision of any such Contracts; and (vi) since December 31, 2019 through the date hereof, neither Acquiror nor its Subsidiaries have received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

5.12 Acquiror Benefit Plans.

(a) Schedule 5.12(a) sets forth a complete list of each material Acquiror Benefit Plan.

(b) With respect to each Acquiror Benefit Plan listed on Schedule 5.12(a), Acquiror has delivered or made available to the Company correct and complete copies (or to the extent no copy exists, an accurate summary) of, if applicable: (i) the current plan document and any trust agreement or a written summary of the material terms of such plan to the extent not evidenced by a written plan document; (ii) the most recent summary plan description; (iii) the most recent annual report on Form 5500 filed with the Internal Revenue Service (or, with respect to non-U.S. plans, any comparable annual or periodic report) and attached schedules (if applicable); (iv) the most recent actuarial valuation; (v) the most recent determination or opinion letter issued by the Internal Revenue Service (or applicable comparable Governmental Authority); and (vi) all material non-routine filings and correspondence with any Governmental Authority received within the last three years.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, (i) each Acquiror Benefit Plan has been administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions required to be made under the terms of any Acquiror Benefit Plan as of the date this Agreement is made have been timely made or, if not yet due, have been properly reflected in Acquiror’s financial statements, and (iii) there are no pending or, to Acquiror’s knowledge, written threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Acquiror Benefit Plans or any trusts related thereto.

(d) Each Acquiror Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code: (i) has received a favorable determination or opinion letter from the Internal Revenue Service as to its qualification; (ii) has been established under a standardized master and prototype or volume submitter plan for which a current favorable Internal Revenue Service advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer; or (iii) has time remaining under applicable Laws to apply for a determination or opinion letter or to make any amendments necessary to obtain a favorable determination or opinion letter, and to the knowledge of Acquiror, no event has occurred that would reasonably be expected to result in the loss of the tax-qualified status of such plans.

(e) Neither Acquiror, any of its Subsidiaries nor any of their respective Acquiror ERISA Affiliates have sponsored, maintained, contributed to or were required to contribute to, at any point during the six year period prior to the date hereof, (i) a Multiemployer Plan or (ii) other than any Foreign Acquiror Benefit Plan, a defined benefit pension plan subject to Title IV of ERISA or Section 412 of the Code, in each case, regardless of whether or not it is subject to Title IV of ERISA. For purposes of this Agreement, “Acquiror ERISA Affiliate” means any entity (whether or not incorporated) other than Acquiror or a Subsidiary of Acquiror that, together with Acquiror or any Subsidiary of Acquiror, is considered under common control and treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, with respect to the Acquiror Benefit Plans, no administrative investigation, audit or other administrative proceeding by the Department of Labor, the Internal Revenue Service or other Governmental Authorities is pending or, to the knowledge of Acquiror, threatened in writing.

(g) Neither the execution and delivery of this Agreement by Acquiror nor the consummation of the Transactions (either alone or in combination with another event) will: (i) result in any payment (including severance, bonus or otherwise) or benefit becoming due to any current or former director, officer, employee or independent contractor of Acquiror or any its Subsidiaries; (ii) increase any compensation or benefits otherwise payable to any current or former director, officer, employee or independent contractor of Acquiror or any its Subsidiaries; or (iii) result in the acceleration, vesting or creation of any rights of any current or former director, officer, employee or independent contractor of Acquiror or its Subsidiaries to material payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from Acquiror or any of its Subsidiaries or Affiliates.

(h) No amount or benefit that will or could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness or otherwise) by any current or former employee, independent contractor, officer or director of Acquiror or any Subsidiary of Acquiror who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the Transactions (either alone or in combination with any other event).

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, each Acquiror Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in all material respects in good faith compliance with Section 409A of the Code since January 1, 2005 or its inception (whichever is later), and all applicable regulations and notices issued thereunder. Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, no Acquiror Benefit Plan or award thereunder provides to any “service provider” (within the meaning of Section 409A of the Code) of Acquiror or its Subsidiaries any compensation or benefits which have been subjected or should have been subject to gross income inclusion or additional Tax pursuant to Section 409A(a)(1) of the Code. No Acquiror Benefit Plan or other agreement or arrangement provides for the gross-up of any Person for any Taxes imposed by Section 4999 or 409A of the Code.

(j) No Acquiror Benefit Plan provides welfare benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of Acquiror or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable state law.

(k) Each material Acquiror Benefit Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of Acquiror or any of its Subsidiaries (or any dependent thereof) who resides outside of the United States (each a “Foreign Acquiror Benefit Plan”) is set forth on Schedule 5.12(k). Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, with respect to each Foreign Acquiror Benefit Plan, (i) such Foreign Acquiror Benefit Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Acquiror Benefit Plan’s governing documents, (ii) except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all contributions to such Foreign Acquiror Benefit Plan have been timely paid or made in full or, to the extent not yet due, properly accrued on Acquiror’s financial statements in accordance with the terms of the Foreign Acquiror Benefit Plan and all applicable Laws, (iii) such Foreign Acquiror Benefit Plan has obtained from the Governmental Authority having jurisdiction with respect to such Foreign Acquiror Benefit Plan any required determinations, if any, that such Foreign Acquiror Benefit Plan is in compliance in all material respects with the applicable laws and regulations of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Acquiror Benefit Plan, and (iv) neither the execution and delivery of this Agreement, nor the consummation of the Transactions (either alone or in combination with another event) will create or otherwise result in any increased liability of Acquiror and its Subsidiaries with respect to such Foreign Acquiror Benefit Plan. No Foreign Acquiror Benefit Plan has any unfunded or underfunded liabilities not accurately accrued in accordance with GAAP. Neither Acquiror nor any of its Subsidiaries is, or has at any time been, the employer or “connected with” or an “associate of” (as those terms are used in the Pensions Act 2004 of the United Kingdom) the employer of a United Kingdom defined benefit pension plan.

(l) Except as set forth on Schedule 5.12(l), neither Acquiror nor any of its Subsidiaries has: (i) taken any action since January 1, 2020 related to any workforce changes due to COVID-19 or COVID-19 Measures, or otherwise, whether directly or indirectly, including any actual or expected group terminations, layoffs, furloughs, shutdowns (whether voluntary or by applicable Law), reduced working schedules or any material changes to benefit or compensation programs, including material reductions in compensation, benefits or working schedules, or material changes to any Acquiror Benefit Plan; (ii) claimed any Tax credits under Section 2301 of the CARES Act or Sections 7001-7003 of the Families First Coronavirus Response Act or I.R.S. Notice 2020-65 or any similar applicable Law; or (iii) deferred any Taxes under Section 2302 under the CARES Act or any similar applicable Law, and, in each case, none of the foregoing actions are reasonably anticipated.

5.13 Labor Matters.

(a) (i) Neither Acquiror nor its Subsidiaries is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are being negotiated by Acquiror or its Subsidiaries; (ii) no labor union or organization, works council or group of employees of Acquiror or its Subsidiaries has made a pending written demand for recognition or certification; and (iii) there are no representation or certification proceedings or petitions seeking a representation proceeding pending or, to the knowledge of Acquiror, threatened in writing to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, each of Acquiror and its Subsidiaries: (i) is in compliance with all applicable Laws regarding employment and employment practices, including, all laws respecting terms and conditions of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, pay equity, overtime pay, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance; (ii) has not been adjudged to have committed any unfair labor practice as defined by the National Labor Relations Board or received written notice of any unfair labor practice complaint against it pending before the National Labor Relations Board that remains unresolved; and (iii) since December 31, 2017, has not experienced any actual or, to the knowledge of Acquiror, written threatened arbitrations, grievances, labor disputes, strikes, lockouts, picketing, hand-billing, slowdowns or work stoppages against or affecting Acquiror or its Subsidiaries.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, Acquiror and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(d) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, all individuals who perform or have performed services for Acquiror or any of its Subsidiaries have been properly classified under applicable Law (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), and no such individual has been improperly included or excluded from any Acquiror Benefit Plan, and neither Acquiror nor any of its Subsidiaries has notice of any pending or threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries, taken as a whole, (i) to the knowledge of Acquiror, in the last three years, no written allegations of sexual or other unlawful harassment or discrimination have been made against (A) any officer of Acquiror or its Subsidiaries or (B) any employee of Acquiror or its Subsidiaries who (1) has a title of “senior director” (or equivalent) or above, or (2) has an annual base salary or base compensation of $200,000 or above, and (ii) there are no actions or any disputes pending or, to Acquiror’s knowledge, threatened in writing (A) between Acquiror or any of its Subsidiaries and any of their respective current or former officers, directors, employees or independent contractors or (B) by or before any Governmental Authority affecting Acquiror or any of its Subsidiaries concerning employment matters.

(f) To the knowledge of Acquiror, no employee of Acquiror or its Subsidiaries with an annual base salary or base compensation of greater than $200,000 or above is in any material respect in violation of any term of any employment agreement or restrictive covenant obligation: (i) to Acquiror or its Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by Acquiror or its Subsidiaries or (B) to the knowledge or use of Trade Secrets or proprietary information.

(g) There has been no “mass layoff” or “plant closing” (as defined by the WARN Act or any similar foreign, state, provincial or local Laws) (determined without regard to whether Acquiror was eligible for an exception thereunder) or group termination or similar event with respect to Acquiror and its Subsidiaries within the six months prior to the date of this Agreement.

(h) Since December 31, 2017, no employee of Acquiror or its Subsidiaries has transferred into employment with his or her employer by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable Law of any country in the European Economic Area, as amended from time to time, or any legislation that is similar or has substantially the same effect in any country outside the European Economic Area.

5.14 Taxes.

(a) All material Tax Returns required by Law to be filed by Acquiror or its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns are true, correct and complete in all material respects.

(b) All amounts of Taxes shown as due on any material Tax Return of Acquiror and its Subsidiaries and all other amounts of Taxes owed by Acquiror and its Subsidiaries have been timely paid and since the date of the most recent Financial Statements of Acquiror and its Subsidiaries, no liability in respect of Taxes has been incurred or accrued (other than in the ordinary course of business consistent with past practice).

(c) Each of Acquiror and its Subsidiaries has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.

(d) Neither Acquiror nor its Subsidiaries is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes and there is not pending, or, to Acquiror’s knowledge, threatened in writing, any such audit, administrative or judicial proceeding. Neither Acquiror nor its Subsidiaries has received any written notice from a Governmental Authority of a proposed deficiency of any amount of material Taxes. No written claim or, to Acquiror’s knowledge, no claim other than in writing, has been made by any Governmental Authority in a jurisdiction where Acquiror or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by, or required to file Tax Returns in, that jurisdiction. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes of Acquiror or its Subsidiaries, and no request for any such waiver or extension is currently pending.

(e) Neither Acquiror nor its Subsidiaries (nor any predecessors thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the prior two years.

(f) Neither Acquiror nor its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(g) Neither Acquiror nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issued or executed prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; (v) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (vi) application of Sections 951, 951A or 965 of the Code (or any similar provision of Tax Law).

(h) There are no Liens with respect to Taxes on any of the assets of Acquiror or its Subsidiaries, other than Permitted Liens.

(i) Neither Acquiror nor its Subsidiaries has any liability for the Taxes of any Person (other than Acquiror or its Subsidiaries) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, or (iii) by Contract or any Acquiror Real Estate Lease Document.

(j) Neither Acquiror nor any of its Subsidiaries is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k) Neither Acquiror nor any of its Subsidiaries has made an entity classification election pursuant to Treasury Regulation Section 301.7701-3 to be classified as other than such entity’s default classification pursuant to Treasury Regulation Section 301.7701-3(b) for U.S. federal income tax purposes.

(l) Neither Acquiror nor any of its Subsidiaries is, and has not been at any time during the five year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(m) Each of Acquiror and its Subsidiaries is in compliance in all material respects with applicable United States and foreign transfer pricing Laws and regulations in all respects, including the execution and maintenance of contemporaneous documentation and substantiating the transfer pricing practices and methodology of each of Acquiror and its Subsidiaries.

(n) To the knowledge of Acquiror, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(o) Neither Acquiror nor its Subsidiaries are bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Authority, in each case, that could affect the liability for Taxes of Acquiror or any of its Subsidiaries following the Closing.

(p) Acquiror has not made an election under Section 965(h) of the Code.

(q) Other than the representations and warranties set forth in Section 5.12, this Section 5.14 contains the exclusive representations and warranties of Acquiror with respect to Tax matters.

5.15 Brokers’ Fees. Except as described on Schedule 5.15, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Acquiror, its Subsidiaries or any of their Affiliates for which Acquiror or any of its Subsidiaries has any obligation.

5.16 Insurance. Schedule 5.16 contains a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance, including all material self-insurance programs and arrangements, held by, or for the benefit of, Acquiror or its Subsidiaries as of the date of this Agreement, and as to occurrence-based general liability/excess insurance for the three years preceding the date of this Agreement. Such insurance policies provide insurance in such amounts and against such risks as Acquiror or its Subsidiaries have reasonably determined to be prudent, taking into account the industries in which Acquiror and its Subsidiaries operate, and as is sufficient to comply with applicable Law. With respect to each such insurance policy required to be listed on Schedule 5.16, except as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect: (a) all premiums due have been paid (other than retroactive or retrospective premium adjustments and adjustments in the respect of self-funded general liability and automobile liability fronting programs, self-funded health programs and self-funded general liability and automobile liability front programs, self-funded health programs and self-funded workers’ compensation programs that are not yet, but may be, required to be paid with respect to any period end prior to the Closing Date); (b) the policy is legal, valid, binding and enforceable by Acquiror or its Subsidiaries in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (c) neither Acquiror nor its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which would constitute such a breach or default, or permit termination or modification, under the policy, and, to the knowledge of Acquiror, no such action has been threatened in writing; (d) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals and (e) there are no material outstanding claims as to which coverage has been denied or as to which the insurance company has reserved rights to deny coverage.

5.17 Acquiror Real Property; Assets.

(a) Except as set forth on Schedule 5.17(a),with respect to each parcel of real property owned by Acquiror or its Subsidiaries (the “Acquiror Owned Real Property”): (i) Acquiror or its applicable Subsidiary has good and marketable fee simple title or local equivalent to such Acquiror Owned Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens; (ii) neither Acquiror nor its applicable Subsidiary has entered into any leases or otherwise granted to any Person any material right to use or occupy such Acquiror Owned Real Property or any portion thereof; and (iii) other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer, rights of first refusal or other rights in favor of any Person to purchase such Acquiror Owned Real Property or any portion thereof or interest therein.

(b) Except as set forth on Schedule 5.17(b), each lease, sublease, license, and occupancy agreement (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto, in each case, that are material) for Acquiror Leased Real Property to which Acquiror or its Subsidiaries is a party (collectively, the “Acquiror Real Estate Lease Documents”): (i) is a legal, valid, binding and enforceable obligation of Acquiror or its Subsidiaries and, to the knowledge of Acquiror, the other parties thereto, as applicable, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, and each such Acquiror Real Estate Lease Document is in full force and effect; and (ii) covers the entire estate it purports to cover and, subject to securing those certain consents or approvals, if any, set forth on Schedule 5.17(b)(iii) which are required to be obtained under the Acquiror Real Estate Lease Documents from those certain landlords, lenders to landlords or other third parties (as applicable) identified on such Schedule 5.17(b)(iii) (except where the failure to obtain the same would not, individually or in the aggregate, be material to Acquiror and its Subsidiaries, taken as a whole), in connection with the execution and delivery of this Agreement by Acquiror and Merger Sub, upon the consummation of the Transactions, Acquiror or its Subsidiaries (including Company and its Subsidiaries) will be entitled to use and occupy the Acquiror Leased Real Property in accordance with the terms of the applicable Acquiror Real Estate Lease Documents in effect with respect to such Acquiror Leased Real Property, in all material respects, for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries. Neither Acquiror nor any of its Subsidiaries holds any easement interests that are material and/or reasonably necessary to conduct the business of Acquiror and its Subsidiaries in substantially the same manner as currently conducted. No Acquiror Real Estate Lease Document with respect to which Acquiror or any of its Subsidiaries is required to make aggregate payments in excess of $500,000 annually has been amended or modified in any material respect, except as reflected in the Acquiror Real Estate Lease Documents.

(c) Except as set forth on Schedule 5.17(c), no default or breach by (i) Acquiror or its Subsidiaries or (ii) to the knowledge of Acquiror, any other parties thereto, as applicable, presently exists under any Acquiror Real Estate Lease Documents which would (x) materially affect the ability of Acquiror or its Subsidiaries to use the Acquiror Real Property for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries or (y) cause Acquiror or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 5.17(c), neither Acquiror nor its Subsidiaries has received written notice of default or breach under any Acquiror Real Estate Lease Document which has not been cured and which (1) would materially affect the ability of Acquiror or its Subsidiaries to use the Acquiror Real Property for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries, or (2) cause Acquiror or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 5.17(c), no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a material default or breach under any Acquiror Real Estate Lease Document by Acquiror or its Subsidiaries or, to the knowledge of Acquiror, by the other parties thereto which would (A) materially affect the ability of Acquiror or its Subsidiaries to use the Acquiror Real Property for the purpose for which each Acquiror Real Property is currently used by Acquiror or its Subsidiaries, or (B) cause Acquiror or its Subsidiaries, taken as a whole, to incur any material liability. Except as set forth on Schedule 5.17(c), neither Acquiror nor its Subsidiaries has subleased or otherwise granted any Person that is not an Affiliate of Acquiror the right to use or occupy any Acquiror Leased Real Property or any portion thereof which is still in effect. Except as set forth on Schedule 5.17(c), neither Acquiror nor its Subsidiaries has collaterally assigned or granted any other security interest to the Acquiror Leased Real Property or any interest therein which is still in effect. Acquiror or its Subsidiaries has a good and valid leasehold interest to each Acquiror Leased Real Property, free and clear of all Liens and encumbrances, other than Permitted Liens.

(d) Except as set forth on Schedule 5.17(d), neither Acquiror nor its Subsidiaries has received any written notice that remains outstanding as of the date of this Agreement that the current use and occupancy of the Acquiror Leased Real Property and the improvements thereon (i) are prohibited by any Lien or law other than Permitted Liens or (ii) are in material violation of any of the recorded covenants, conditions, restrictions, reservations, easements or agreements applicable to such Acquiror Leased Real Property.

5.18 Environmental Matters. Except as disclosed on Schedule 5.18:

(a) Acquiror and its Subsidiaries are and, during the last three years, have been in compliance in all material respects with all Environmental Laws, including obtaining, maintaining and complying in all material respects with Permits required under Environmental Laws;

(b) there has been no material release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Acquiror Real Property or in connection with Acquiror’s or its Subsidiaries’ operations off-site of the Acquiror Real Property or, to the knowledge of Acquiror, at, in, on or under any formerly owned or leased real property during the time that Acquiror owned or leased such property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability pursuant to Environmental Law;

(c) neither Acquiror nor its Subsidiaries is subject to any current Governmental Order relating to any material non-compliance with Environmental Laws by Acquiror or its Subsidiaries or any material investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;

(d) there is no material Action pending or, to the knowledge of Acquiror, threatened in writing and, to the knowledge of Acquiror, no investigation is pending or threatened in writing with respect to Acquiror’s or its Subsidiaries’ material non-compliance with or material liability under Environmental Law;

(e) other than as contemplated by the Acquiror Real Estate Lease Documents set forth on Schedule 5.18(e), neither Acquiror nor any of its Subsidiaries has assumed by contract any material liability of any other Person arising under Environmental Law or relating to Hazardous Materials; and

(f) to the knowledge of Acquiror, Acquiror has made available to the Company all environmental reports (including any Phase One or Phase Two environmental site assessments) relating to the Acquiror Leased Real Property or any formerly owned or operated real property or any other location for which Acquiror may be liable, to the extent such reports are in its possession, custody or control and identify conditions that would, individually or in the aggregate, reasonably be expected to result in a material liability to Acquiror and its Subsidiaries, taken as a whole.

5.19 Absence of Changes.

(a) Since December 31, 2019 through the date of this Agreement, there has not been any change, development, condition, occurrence, event or effect relating to Acquiror or its Subsidiaries that, individually or in the aggregate, resulted in, or would reasonably be expected to result in, an Acquiror Material Adverse Effect.

(b) From December 31, 2019 through the date of this Agreement, excluding any actions, activities or conduct of Acquiror or any of its Subsidiaries taken reasonably and in good faith to mitigate, remedy, respond to or otherwise address the effects or impact of COVID-19 (including any COVID-19 Measures), Acquiror and its Subsidiaries have, (i) in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice, and (ii) have not taken any action that would require the consent of the Company pursuant to Section  7.02 if such action had been taken after the date hereof.

5.20 Affiliate Agreements. Except as set forth on Schedule 5.20 and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in Acquiror, none of Acquiror or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any: (a) present or former executive officer or director of any of Acquiror or its Subsidiaries; (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of Acquiror or its Subsidiaries or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, in each case, that is the type that would be required to be disclosed under Item 404 of Regulation S-K (each of the foregoing, an “Acquiror Affiliate Agreement”).

5.21 Acquiror SEC Reports; Financial Statements; Internal Controls.

(a) Acquiror has filed or furnished, as applicable, in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since December 31, 2017 (collectively, as they have been amended since the time of their filing or furnishing and including all exhibits thereto, the “Acquiror SEC Reports”), and will have filed or furnished, as applicable, all such registration statements, reports, schedules, forms, statements and other documents required to be filed or furnished subsequent to the date of this Agreement through the Closing Date (the “Additional Acquiror SEC Reports”). All Acquiror SEC Reports, Additional Acquiror SEC Reports, any correspondence from or to the SEC or NYSE (other than such correspondence in connection with the initial public offering of Acquiror) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing are, or will be, as applicable, available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction. The Acquiror SEC Reports did not, and the Additional Acquiror SEC Reports will not, as of their respective dates, or, if amended or superseded by a subsequent filing prior to the date of this Agreement or, with respect to any Additional Acquiror SEC Reports, prior to the Closing Date, as of the date of the last such amendment or superseding filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.

(b) The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports, and that will be included in the Additional Acquiror SEC Reports, complied or will comply, as the case may be, as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were or will be prepared, as the case may be, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present, and will fairly present, as the case may be, (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Acquiror as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended. Acquiror has no material off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K) that are not disclosed in the Acquiror SEC Reports.

(c) Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. To Acquiror’s knowledge, such disclosure controls and procedures are effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(d) Acquiror keeps accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to property is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Acquiror maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(e) Neither Acquiror (including any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror or (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror.

(f) To the knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. To the knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

5.22 Permits. Except as set forth on Schedule 5.22, each of Acquiror and its Subsidiaries has all material Permits (the “Acquiror Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, be material to Acquiror and its Subsidiaries, taken as a whole. Except as set forth on Schedule 5.22, and as would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect: (a) each Acquiror Material Permit is in full force and effect in accordance with its terms; (b) no outstanding written notice of revocation, cancellation or termination of any Acquiror Material Permit has been received by Acquiror or its Subsidiaries; (c) to the knowledge of Acquiror, none of such Acquiror Material Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business consistent with past practice upon terms and conditions substantially similar to its existing terms and conditions; (d) there are no Actions pending or, to the knowledge of Acquiror, threatened in writing, that seek the revocation, cancellation, limitation, restriction or termination of any Acquiror Material Permit; and (e) each of Acquiror and its Subsidiaries is in material compliance with all Acquiror Material Permits applicable to Acquiror or its Subsidiaries.

5.23 Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will comply, in all material respects, as to form with the requirements of the Securities Act and the rules and regulations thereunder and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by the Company, or by any other Person acting on behalf of the Company specifically for inclusion in the Registration Statement.

5.24 NYSE Stock Market Quotation. The issued and outstanding shares of Acquiror Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “ELY”. Acquiror is in compliance in all material respects with the rules of the NYSE. There is no action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by the NYSE, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Common Stock or terminate the listing of Acquiror Common Stock on the NYSE. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Common Stock under the Exchange Act.

5.25 Backstop Commitment Letter. Acquiror has provided to the Company a true and complete copy of a fully executed commitment letter, including all annexes, exhibits, schedules and other attachments thereto (the “Backstop Commitment Letter”), dated as of the date hereof, entered into by and among Acquiror and the lenders party thereto (the “Backstop Lenders”), pursuant to which the Backstop Lenders have agreed, on the terms and subject to the conditions set forth therein, to provide Acquiror with debt financing in the amounts set forth therein (the “Committed Backstop Financing”). The Backstop Commitment Letter has not been amended, restated or otherwise modified or waived by Acquiror prior to the date of this Agreement, and the commitments contained in the Backstop Commitment Letter have not been withdrawn, modified or rescinded in any respect prior to the date of this Agreement. As of the date hereof, the Backstop Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies. There are no conditions precedent to the funding by the Backstop Lenders of the full amount of the Committed Backstop Financing other than as expressly set forth in the Backstop Commitment Letter, and, as of the date hereof, there are no side letters or other contracts or arrangements related to the Committed Backstop Financing other than the Backstop Commitment Letter and one or more fee letters for the Committed Backstop Financing executed by Acquiror (true and complete copies of which have been provided by Acquiror to the Company; provided, that such fee letters may be redacted to remove fee amounts, the economic portion of any “market flex” provisions, pricing caps and other economic terms set forth therein, none of which affect the availability or net amount of the Committed Backstop Financing or require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement) (the “Backstop Fee Letters”). As of the date of this Agreement, (A) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) on the part of Acquiror under the Backstop Commitment Letter or, to the knowledge of Acquiror, any other party to the Backstop Commitment Letter, and (B) other than as a result of entry by Acquiror into the Credit Agreement Amendment in lieu of the Committed Backstop Financing, Acquiror does not have any reason to believe that any of the conditions to the Committed Backstop Financing to be satisfied or complied with by Acquiror or its Subsidiaries will not be satisfied, complied with or waived, or that the Committed Backstop Financing will not be available at the Closing. Acquiror has fully paid all commitment fees or other fees required to be paid by it prior to the date of this Agreement pursuant to the Backstop Commitment Letter or the Backstop Fee Letter.

5.26 No Additional Representations and Warranties; Non-Reliance. Each of Acquiror and Merger Sub acknowledges that, except for the representations and warranties set forth in Article IV (as modified by the Schedules), none of the Company, its Subsidiaries nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company or any of its Subsidiaries with respect to the Transactions, and Acquiror and Merger Sub are not relying on any representations and warranties regarding the Company or its Subsidiaries, except for those set forth in Article IV.

ARTICLE VI

COVENANTS OF THE COMPANY

6.01 Conduct of the Company During the Interim Period. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except (1) for the taking of a Company COVID-19 Response, (2) as set forth on Schedule 6.01, (3) as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as may be required by Law: (i) use reasonable best efforts to conduct and operate its business in the ordinary course consistent with past practice; (ii) use reasonable best efforts to preserve intact the current business organization and ongoing businesses of the Company and its Subsidiaries, and use reasonable best efforts to maintain the existing relations and goodwill of the Company and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of the Company and its Subsidiaries; (iii) use reasonable best efforts to keep available the services of their present officers and other key employees and consultants; and (iv) use reasonable best efforts to maintain all insurance policies of the Company and its Subsidiaries or substitutes therefor. Without limiting the generality of the foregoing, except (w) for the taking of a Company COVID-19 Response, (x) as set forth on Schedule 6.01, (y) as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as may be required by Law, the Company shall not, and the Company shall cause its Subsidiaries not to, during the Interim Period:

(a) change, modify, amend or waive any provision of the certificate of incorporation, bylaws or other organizational documents of the Company or its Subsidiaries;

(b) (i) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to the Company Stockholders in their capacities as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except in connection with the exercise (including the “net exercise” if permitted under the terms of the applicable agreement governing the Company Warrant or Company Stock Option as in effect on the date of this Agreement) of the Company Warrant, any Company Stock Option outstanding on the date of this Agreement or in connection with the Company Series H Preferred Offering, authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock; or (iv) except as required pursuant to the Company Stock Plans in effect on the date of this Agreement, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests (it being understood and agreed that this Section 6.01(b) shall not restrict any distribution by any Subsidiary of the Company to the Company or any other Subsidiary of the Company);

(c) enter into, or amend or modify any material term of (in a manner adverse to the Company or any of its Subsidiaries), terminate (excluding any expiration in accordance with its terms), fail to exercise any renewal rights, or waive or release any material rights, claims or benefits under, any Contract of a type required to be listed on Schedule 4.13(a) (or any Contract that if existing on the date hereof would have been required to be listed on Schedule 4.13(a)), any Company Real Estate Lease Documents (or any lease that if existing on the date hereof would have been a Company Real Estate Lease Document) or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or its Subsidiaries is a party or by which it is bound, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such agreements in the ordinary course of business consistent with past practice and which agreements are valued not in excess of $500,000;

(d) sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of the Company (including the capital stock or other equity interests in any Subsidiary of the Company) and its Subsidiaries,

taken as a whole (including Company Intellectual Property, Owned Company Software, Company Programs, Company Personal Information and Company Real Property), except: (i) for dispositions of obsolete or worthless assets or dispositions of any Company Personal Information as required under applicable Privacy Laws, the Company Privacy Policy, or any contractual obligations of the Company or any of its Subsidiaries with respect to Personal Information; (ii) for sales of inventory in the ordinary course of business consistent with past practice; or (iii) for sales, abandonment, lapses of assets or items or materials in an amount not in excess of $1,000,000 in the aggregate, other than: (A) Permitted Liens or (B) pledges, non-exclusive licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries as a whole;

(e) except as otherwise required pursuant to any Company Benefit Plan in effect on the date of this Agreement or applicable Law, (i) grant any increase in compensation or benefits to any Company Restricted Individual; (ii) grant any increase in compensation or benefits to any Company Non-Restricted Individual, other than any increase in compensation or benefits of not more than 10% in the aggregate per Company Non-Restricted Individual (as compared to such individual’s compensation and employee benefits immediately prior to such increase) in the ordinary course of business consistent with past practice; (iii) adopt, enter into, amend or terminate any Company Benefit Plan or any collective bargaining or similar agreement (including agreements with works councils and trade unions and side letters) to which the Company or any of its Subsidiaries is a party or by which any of them are bound; (iv) grant or provide or enter into any agreement to grant or provide any retention, change in control, severance or termination payments or benefits, or any increase thereof, to any current or former director, employee or independent contractor of the Company or its Subsidiaries; (v) (A) hire any employee or engage any independent contractor who, upon such employment or engagement, would be a Company Restricted Individual, or (B) terminate (other than for cause) any employee of the Company or its Subsidiaries, other than, with respect to a Company Non-Restricted Individual, in the ordinary course of business; (vi) take any action that will result in the acceleration, vesting or creation of any right of any current or former director, officer, employee or independent contractor of the Company or its Subsidiaries under any of the Company Benefit Plans; (vii) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation to any current or former director, employee or independent contractor of the Company or its Subsidiaries; (viii) effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the WARN Act or any other similar foreign, state or local Law; or (ix) take any action listed in Section 4.14(l); for purposes of this Section 6.01(e), “Company Restricted Individual” means any current or former director, employee or independent contractor of the Company or its Subsidiaries who (1) has a title of “senior director” (or equivalent) or above, or (2) has an annual base salary or base compensation of $200,000 or above, and “Company Non-Restricted Individual” means any current or former director, employee or independent contractor of the Company or its Subsidiaries who is not a Company Restricted Individual;

(f) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or enter into any agreements to take any of the foregoing actions; (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Transactions); or (iii) file a petition in bankruptcy under any provisions of federal or state bankruptcy Law, or consent to the filing of any bankruptcy petition against it under any similar Law;

(g) except in accordance with the Company’s capital expenditure budget provided to Acquiror prior to the date hereof and set forth on Schedule 6.01(g), make any capital expenditures (or commitment to make any capital expenditures), except for capital expenditures incurred in the ordinary course of business consistent with past practice that in the aggregate do not exceed $2,000,000;

(h) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, agents or consultants) (other than intercompany loans, advances, capital contributions, investments or other intercompany distributions), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances for reimbursable employee expenses to employees or officers of the Company or its Subsidiaries in the ordinary course of business consistent with past practice; it being understood that guarantees expressly granted under the Existing Credit Agreement are not restricted by this Section 6.01(h);

(i) make, revoke or change any material Tax election, adopt or change any material Tax accounting method or period, file any amendment to a material Tax Return, enter into any closing agreement with a Governmental Authority with respect to a material amount of Taxes, surrender any right to claim a material refund of Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority relating to any material Taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of material Taxes;

(j) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(k) enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of the Company or its Subsidiaries to enter a new line of business;

(l) acquire any fee interest in real property;

(m) enter into, renew or amend in any material respect any Company Affiliate Agreement;

(n) (i) commence any Action in which the amounts at issue exceed $250,000 individually or $500,000 in the aggregate (other than any Actions reasonably necessary to consummate the Company Series H Preferred Offering or any Actions to enforce its rights under this Agreement or any of the ancillary agreements) or (ii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any such claim, Action or liability, other than a compromise or settlement: (A) in the ordinary course of business consistent with past practice for amounts that do not exceed $250,000 individually and $500,000 in the aggregate or (B) with respect to any claim or Action, the monetary damages for which shall be covered in full by (subject to the applicable retention, which retention shall not exceed $250,000 individually and $500,000 in the aggregate) one or more of the Company’s insurance providers pursuant to an insurance policy held by, or for the benefit of, the Company or its Subsidiaries; provided that (1) neither the Company nor its Subsidiaries shall compromise or settle or agree to settle any such claim, Action or liability which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s or any of its Subsidiaries’ business and (2) any stockholder claim or litigation shall be resolved exclusively in accordance with Section 7.09;

(o) incur, borrow, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness, other than in connection with: (A) surety or similar bonds and, to the extent restricted hereby, guarantees provided by (or issued on behalf of) the Company or its Subsidiaries in connection with their development activities in the ordinary course of business consistent with past practice; and (B) borrowings, guarantees, letters of credit, other extensions of credit and other financial accommodations under the Existing Credit Agreement; provided, that in no event shall any such borrowing, extension of credit or other financial accommodation made after the date hereof be subject to any prepayment fee or penalty or similar arrangement (other than customary LIBOR “breakage” and similar amounts); provided, further, that in no event shall the Company apply for or accept any Stimulus Funds;

(p) (i) amend, restate or modify in a manner that is, in the good faith determination of the Company in consultation with Acquiror, adverse to the Company any terms of or any agreement with respect to any such outstanding Indebtedness, or (ii) increase the Company’s availability under any such outstanding Indebtedness;

(q) enter into any new line of business outside of the business currently conducted by the Company and its Subsidiaries as of the date of this Agreement, or abandon or discontinue any existing line of business;

(r) make any change in financial accounting methods, principles or practices, except insofar as required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization), or applicable Law;

(s) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and its Subsidiaries and their assets and properties;

(t) voluntarily terminate or modify or waive any material right under any Company Material Permit; and

(u) enter into any agreement, or otherwise commit or authorize (whether in writing or not), to do any action prohibited under this Section 6.01.

6.02 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company (other than to the extent such information is to be provided to Acquiror in accordance with the terms of this Agreement) or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which the Company or any of its Subsidiaries is bound, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror, its Affiliates and its and their Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, Company Real Estate Lease Documents, commitments, Tax Returns, records, commitments, analyses and, as reasonably requested by Acquiror or its Representatives, appropriate officers and employees of the Company and its Subsidiaries, and shall furnish as promptly as practicable to Acquiror and/or its Representatives all financial and operating data and other information concerning the business, properties, Contracts, personnel and other affairs of the Company and its Subsidiaries that are in the possession of the Company or its Subsidiaries as such Representatives may reasonably request (including information for purposes of transition and integration planning and monthly and quarterly financial statements and other financial information prepared by the Company’s management if requested by Acquiror). The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply, including that the Company shall use its commercially reasonable efforts to obtain any required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit the maximum access or disclosure not in violation of such consent requirement. All information obtained by Acquiror, its Affiliates and its and their Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time. Notwithstanding anything to the contrary contained herein, no action taken in connection with or as a result of a COVID-19 Measure by the Company or any of its Subsidiaries shall be deemed to violate or breach this Section 6.02 in any way, provided that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access in a manner that does not jeopardize the health and safety of any employee or Representative of any party or any of their Affiliates.

6.03 Termination of Certain Agreements. Promptly following the execution and delivery of this Agreement, (a) each of Acquiror and the Company shall use reasonable best efforts to cause the Contracts listed on Schedule 6.03(a) to be terminated without any further force and effect, effective as of the Closing, without any cost or other liability or obligation to Acquiror, the Company, the Surviving Company or any of their respective

Subsidiaries or any further obligations of any of the relevant parties thereunder following the Closing; and (b) the Company shall take all reasonable actions, with respect to the Contracts listed on Schedule 6.03(b), to (i) terminate such Contracts, without any further force and effect or (ii) satisfy and discharge all of the Company’s liabilities and obligations thereunder, in the case of either “(i)” or “(ii),” effective on or prior to the Closing, without any cost or other liability or obligation to Acquiror, the Company, the Surviving Company or any of their respective Subsidiaries (it being understood and agreed that it is not a condition to Closing under this Agreement that any such terminations or obligations in each of clauses “(a)” and “(b)” be obtained or satisfied).

6.04 Proxy Solicitation; Other Actions.

(a) The Company agrees to reasonably cooperate with Acquiror and provide, and instruct its Representatives to provide, Acquiror and its Representatives as promptly as practicable after the date hereof with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Acquiror to be included in the Registration Statement including audited financial statements, including consolidated balance sheets of the Company and its Subsidiaries as of December 30, 2018 and December 29, 2019 and consolidated statements of operations, statements of cash flows, and statements of stockholders equity of the Company and its Subsidiaries for the 52-week fiscal periods ended December 31, 2017, December 30, 2018 and December 29, 2019, in each case, prepared in accordance with GAAP and Regulation S-X, and audited in accordance with the standards of the PCAOB, and unaudited interim financial statements prepared in accordance with GAAP and Regulation S-X covering the applicable periods required to be included in the Registration Statement. Without limiting the foregoing, the Company shall use reasonable best efforts to cause the timely cooperation of its independent accounting firm in connection with the preparation and filing of the Registration Statement, including by instructing such accounting firm to provide a customary consent to the inclusion of such accounting firm’s reports of the financial statements in the Registration Statement and to the reference of such accounting firm as an “expert” therein. The Company shall reasonably cooperate in good faith with, and the Company and its Subsidiaries shall use reasonable best efforts to make their officers and employees available during normal business hours and upon reasonable advanced notice to, Acquiror and its Representatives in connection with (i) the drafting of the Registration Statement and (ii) responding in a timely manner to comments on the Registration Statement from the SEC. Without limiting the generality of the foregoing, the Company shall reasonably cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b) The Company will give Acquiror prompt written notice of any action taken or not taken by the Company or its Subsidiaries or of any development regarding the Company or its Subsidiaries, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.04 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.05 Company Series H Preferred Offering. As promptly as practicable following the execution and delivery of this Agreement, the Company shall use reasonable best efforts to consummate the Company Series H Preferred Offering, including using reasonable best efforts to complete the rights offering to the Company Stockholders and the Backstop Closing, as contemplated by, and pursuant to the terms described in, the Company Series H Subscription Agreements.

6.06 Company Financing Cooperation.

(a) The Company shall, and shall cause its Subsidiaries to, and shall use their respective reasonable best efforts to cause their respective Representatives to, provide such reasonable and customary cooperation that is reasonably requested by Acquiror, or as may be necessary for Acquiror to provide information regarding the Company and its Subsidiaries, in each case, to the extent necessary in connection with the transactions contemplated by the Credit Agreement Amendment and/or the Committed Backstop Financing, including providing the Required Information and assisting with the preparation of materials for rating agency presentations, bank information memoranda and similar documents required in connection with the Credit Agreement Amendment and/or Committed Backstop Financing, including customary authorization or reliance letters, in each case with respect to information relating to the Company and its Subsidiaries; provided, however, that (a) none of the Company, its Subsidiaries nor their respective officers, directors or employees shall be required to authorize, execute or enter into or perform any agreement with respect to the Credit Agreement Amendment and/or the Committed Backstop Financing (other than customary authorization or representation letters referenced above for purposes of effecting the cooperation envisioned hereunder); and (b) nothing in this Section 6.06 will require the Company (or its Subsidiaries) to take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company (or its Subsidiaries) or result in a breach or default under the Existing Credit Agreement. It is understood and agreed for the avoidance of doubt that the Company shall not have any obligations under this Section 6.06(a) after the date on which the Credit Agreement Amendment becomes effective.

(b) Notwithstanding anything to the contrary in this Agreement, if (i) the cooperation required to be provided under this Section 6.06 in connection with any debt financing other than the Committed Backstop Financing contemplated by the Backstop Commitment Letter on the date hereof is materially more onerous than what is required to be provided pursuant to this Section 6.06 with respect to the Committed Backstop Financing contemplated by the Backstop Commitment Letter on the date hereof (any such more onerous requirement, an “Incremental Debt Financing Cooperation Requirement”) and (ii) the Company reasonably refuses to satisfy any Incremental Debt Financing Cooperation Requirement, then such failure shall not be deemed to be a breach of this Section 6.06 for purposes of Article IX.

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Credit Agreement Amendment and/or the Committed Backstop Financing; provided that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks.

6.07 Consideration Spreadsheet.

(a) The Company shall prepare and deliver to Acquiror in accordance with this Section 6.07, a spreadsheet (the “Consideration Spreadsheet”) which shall set forth all of the following information, as of immediately prior to the Effective Time:

(i) (A) the Aggregate Merger Consideration, (B) the Aggregate Common Stock Consideration, (C) the Aggregate Preferred Stock Consideration, (D) the Series A-1 Aggregate Consideration, (E) the Series A-2 Aggregate Consideration, (F) the Series B Aggregate Consideration, (G) the Series C-1 Aggregate Consideration, (H) the Series C-2 Aggregate Consideration, (I) the Series E Aggregate Consideration, (J) the Series F Aggregate Consideration and (K) the Series H Aggregate Consideration;

(ii) (A) the Per Share Common Stock Consideration, (B) the Cash Equivalent Per Share Common Stock Consideration, (C) the Company Equity Award Exchange Ratio, (D) the Series A-1 Per Share Consideration, (E) the Series A-2 Per Share Consideration, (F) the Series B Per Share Consideration, (G) the Series C-1 Per Share Consideration, (H) the Series C-1 Per Share Consideration, (I) the Series E Per Share Consideration, (J) the Series F Per Share Consideration, (K) the Series G Per Share Consideration and (L) the Series H Per Share Consideration;

(iii) the Aggregate Acquiror Cancelled Shares Consideration Value;

(iv) for each Company Stockholder, (A) the names of all of the Company Stockholders, (B) the number and type of shares of Company Stock held by such Persons, (C) with respect to Company Restricted Stock, the vesting status and schedule with respect to such Company Restricted Stock, (D) the aggregate number of shares of Acquiror Common Stock issuable to such Company Stockholder pursuant to Section 3.01(a) and (E) the amount of cash in lieu of fractional shares of Acquiror Common Stock payable to such Company Stockholder in accordance with Section 3.07; and

(v) for each holder of Rollover Options, Settled Stock Options and the Company Warrant, (A) the names of all such holders, (B) the number of shares of Company Stock subject to, and the exercise price per share in effect for, each Rollover Option, Settled Stock Option and Company Warrant, (C) the vesting status and schedule with respect to Rollover Options and Settled Stock Options, including any acceleration as a result of the Transactions, and whether such Settled Stock Option or Rollover Option is an “incentive stock option” within the meaning of Section 422 of the Code or a non-qualified stock option, (D) the number of Shares of Acquiror Common Stock subject to each Rollover Option and Company Warrant (following the assumption thereof by Acquiror), (E) the per share exercise price for the Acquiror Common Stock issuable upon exercise of such Rollover Option or Company Warrant (following assumption thereof by Acquiror), (F) any applicable Tax withholding arising as a result of the issuance of the deemed exercise of any Settled Stock Option immediately prior to the Effective Time and (G) the number of Net Shares to be received in respect of each Settled Stock Option, if any.

(b) The Company shall prepare and deliver to Acquiror (i) a draft Consideration Spreadsheet not later than five Business Days prior to the Closing Date, which draft shall include the Company’s good faith estimate of all components of the Consideration Spreadsheet as of immediately prior to the Effective Time, and (ii) a final Consideration Spreadsheet not later than two Business Days prior to the Closing Date, certified by an officer of the Company on behalf of the Company, setting forth the information requested as of immediately prior to the Effective Time. The draft Consideration Spreadsheet and the final Consideration Spreadsheet shall be prepared in accordance with the applicable provisions of the Company Certificate of Incorporation, the Company Stock Plans, the Company Warrant and this Agreement. Without limiting the foregoing, the Company shall provide to Acquiror, together with the draft Consideration Spreadsheet and the final Consideration Spreadsheet, such supporting documentation, information and calculations as are reasonably requested by Acquiror for it to verify and determine the calculations, amounts and other matters set forth in the Consideration Spreadsheet.

ARTICLE VII

COVENANTS OF ACQUIROR

7.01 Indemnification and Insurance.

(a) For a period of six years after the Effective Time, Acquiror and the Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company and each of its Subsidiaries (the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Law and its certificate of incorporation, bylaws or other organizational documents in effect on the date of this Agreement to indemnify such Indemnified Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Surviving Company and its Subsidiaries to, (i) maintain for a period of not less than six years from the Effective Time provisions in its certificate of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable in any material respect to those Indemnified Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any material respect that would adversely affect the rights of those Indemnified Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Surviving Company and its Subsidiaries to honor, each of the covenants in this Section 7.01.

(b) Acquiror and the Company shall reasonably cooperate in connection with obtaining the “tail” policy referenced in the following sentence. Notwithstanding any other provision in this Agreement to the contrary, the Company shall be entitled to procure “tail” directors’ and officers’ liability insurance policies covering each Indemnified Person with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as the Company’s and its Subsidiaries’ current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable in any material respect than the current directors’ and officers’ liability insurance policies maintained by the Company and its Subsidiaries with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time; provided, however, that in no event shall the Company be permitted to spend more than 275% of the last annual premium paid by the Company or any of its Subsidiaries prior to the date hereof for the six years of coverage under such “tail” policies, which last annual premium is set forth on Schedule 7.01(b).

(c) In the event that Acquiror, the Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.01. The obligations of Acquiror and the Surviving Company under this Section 7.01 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to materially and adversely affect any Indemnified Person (or any such Indemnified Person’s heirs and representatives) to whom this Section 7.01 applies without the prior written consent of the affected Indemnified Person (and, after the death of such Indemnified Person, such Indemnified Person’s heirs and representatives).

(d) Each of the Indemnified Persons referred to in this Section 7.01 (and, after the death of any such Indemnified Person, such Indemnified Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 7.01, with full rights of enforcement as if a party thereto. The rights of Indemnified Persons under this Section 7.01 (and, after the death of such Indemnified Person, such Indemnified Person’s heirs and representatives) shall be in addition to, and not in substitution for, any other rights that such individuals may have under the certificate or articles of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

7.02 Conduct of Acquiror During the Interim Period. During the Interim Period, Acquiror shall, and shall cause its Subsidiaries to, except (1) for the taking of an Acquiror COVID-19 Response, (2) as set forth on Schedule 7.02, (3) as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as may be required by Law: (i) use reasonable best efforts to conduct and operate its business in the ordinary course consistent with past practice; (ii) use reasonable best efforts to preserve intact the current business organization and ongoing businesses of Acquiror and its Subsidiaries, and use reasonable best efforts to maintain the existing relations and goodwill of Acquiror and its Subsidiaries with customers, suppliers, joint venture partners, distributors and creditors of Acquiror and its Subsidiaries; (iii) use reasonable best efforts to keep available the services of their present officers and other key employees and consultants; and (iv) use reasonable best efforts to maintain all insurance policies of Acquiror and its Subsidiaries or substitutes therefor. Without limiting the generality of the foregoing, except (w) for the taking of an Acquiror COVID-19 Response, (x) as set forth on Schedule 7.02, (y) as expressly contemplated by this Agreement or as consented to by the Company in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as may be required by Law, Acquiror shall not, and Acquiror shall cause its Subsidiaries not to, during the Interim Period:

(a) change, modify, amend or waive any provision of the Acquiror Organizational Documents or the organizational documents of Merger Sub;

(b) (i) make, declare, set aside or pay any dividend or distribution (whether in cash, stock or property) to the Acquiror Stockholders in their capacities as stockholders; (ii) effect any recapitalization, reclassification, split or other change in its capitalization; (iii) except in connection with the exercise of any Acquiror Stock Options, the vesting and settlement of any Acquiror RSUs or Acquiror PSUs or the conversion of any other securities outstanding on the date hereof into shares of Acquiror Common Stock, and other than issuances of Acquiror Stock Options, Acquiror RSUs and/or Acquiror PSUs under the Acquiror Equity Plans or issuances of Acquiror Stock Options, Acquiror RSUs and/or Acquiror PSUs to employees, directors or consultants of the Company to be effective upon the Closing (whether under the Acquiror Equity Plans or otherwise), authorize for issuance, issue, sell, transfer, pledge, encumber, dispose of or deliver any additional shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock, or issue, sell, transfer, pledge, encumber or grant any right, option, restricted stock unit, stock appreciation right or other commitment for the issuance of shares of its capital stock, or split, combine or reclassify any shares of its capital stock or (iv) other than as required by the Acquiror Organizational Documents or pursuant to any Acquiror Equity Plan and the award agreements thereunder, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any shares of its capital stock or other equity interests (it being understood and agreed that this Section 7.02(b) shall not restrict any distribution by any Subsidiary of Acquiror to Acquiror or any other Subsidiary of Acquiror);

(c) sell, transfer, license, sublicense, lease, pledge or otherwise encumber or subject to any Lien, abandon, cancel, let lapse or convey or dispose of any material assets, properties or business of Acquiror (including the capital stock or other equity interests in any Subsidiary of Acquiror) and its Subsidiaries, taken as a whole (including Acquiror Intellectual Property, Owned Acquiror Software and Acquiror Real Property), except: (i) for dispositions of obsolete or worthless assets; (ii) for sales of inventory in the ordinary course of business consistent with past practice; or (iii) for sales, abandonment, lapses of assets or items or materials in an amount not in excess of $5,000,000 in the aggregate, other than: (A) Permitted Liens or (B) pledges, licenses and encumbrances on property and assets in the ordinary course of business consistent with past practice and that would not, individually or in the aggregate, reasonably be expected to be material to Acquiror and its Subsidiaries as a whole;

(d) effectuate or provide notice of any plant closing, relocation of work or mass layoff that would require notice or incur any liability or obligation under the WARN Act or other similar foreign, state or local Law;

(e) (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, or enter into any agreements to take any of the foregoing actions; (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or its Subsidiaries (other than the Transactions); or (iii) file a petition in bankruptcy under any provisions of federal or state bankruptcy Law, or consent to the filing of any bankruptcy petition against it under any similar Law;

(f) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, employees, agents or consultants) (other than intercompany loans, advances, capital contributions, investments or other intercompany distributions), make any material change in its existing borrowing or lending arrangements relating to such loans, advances, capital contributions or investments for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, other than advances for reimbursable employee expenses to employees or officers of Acquiror or its Subsidiaries in the ordinary course of business consistent with past practice;

(g) take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;

(h) enter into any agreement that materially restricts the ability of Acquiror or its Subsidiaries to engage or compete in any line of business, or enter into any agreement that materially restricts the ability of Acquiror or its Subsidiaries to enter a new line of business;

(i) enter into, renew or amend in any material respect any Acquiror Affiliate Agreement;

(j) incur, borrow, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness in excess of $10,000,000, other than in the ordinary course of business consistent with past practice or in connection with: (A) letters of credit, surety or similar bonds and, to the extent restricted hereby, guarantees provided by (or issued on behalf of) Acquiror or its Subsidiaries in connection with their development activities in the ordinary course of business consistent with past practice; (B) borrowings, extensions of credit and other financial accommodations under the Acquiror Term Loan Agreement, the Acquiror ABL Credit Agreement, the Acquiror Japanese ABL Facility or the Acquiror Japanese Term Loan Facility, in each case, as in effect on the date hereof; (C) the Credit Agreement Amendment or the Committed Backstop Financing or as otherwise permitted by Section 7.08 and (D) any outstanding senior unsecured convertible debt securities of Acquiror, as in effect on the date hereof, and guarantees thereof by its Subsidiaries; provided, that in no event shall Acquiror apply for or accept any Stimulus Funds;

(k) amend, restate or modify any terms of or any agreement with respect to any such outstanding Indebtedness in a manner that (i) is, in the good faith determination of Acquiror in consultation with the Company, adverse to Acquiror in any material respect or (ii) would result in a breach or default by the Company or any of its Subsidiaries under the Existing Credit Agreement;

(l) enter into any new line of business outside of the business currently conducted by Acquiror and its Subsidiaries as of the date of this Agreement, or abandon or discontinue any existing line of business;

(m) voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and its Subsidiaries and their assets and properties;

(n) voluntarily terminate or modify or waive any material right under any Acquiror Material Permit; and

(o) enter into any agreement, or otherwise commit or authorize (whether in writing or not) to do any action prohibited under this Section 7.02.

7.03 Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to Acquiror or its Subsidiaries by third parties that may be in Acquiror’s or its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of Acquiror (other than to the extent such information is to be provided to the Company in accordance with the terms of this Agreement) or the negotiation of this Agreement and the Transactions or (b) in the judgment of legal counsel of Acquiror would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable Law or confidentiality obligations to which Acquiror or any of its Subsidiaries is bound, Acquiror shall, and shall cause its Subsidiaries to, afford to the Company, its Affiliates and its and their Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of Acquiror and its Subsidiaries, to all of their respective properties, books, projections, plans, systems, Contracts, Acquiror Real Estate Lease Documents, commitments, Tax Returns, records, commitments, analyses and, as reasonably requested by the Company or its Representatives, appropriate officers and employees of Acquiror and its Subsidiaries, and shall furnish as promptly as practicable to the Company and/or its Representatives all financial and operating data and other information concerning the business, properties, Contracts, personnel and other affairs of Acquiror and its Subsidiaries that are in the possession of Acquiror or its Subsidiaries as such Representatives may reasonably request (including information for purposes of transition and integration planning and monthly and quarterly financial statements and other financial information prepared by Acquiror’s management if requested by the Company). The parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply, including that Acquiror shall use its commercially reasonable efforts to obtain any required consent of such third party to such access or disclosure or, if unable to do so, to make appropriate substitute arrangements to permit the maximum access or disclosure not in violation of such consent requirement. All information obtained by the Company, its Affiliates and its and their Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the Effective Time. Notwithstanding anything to the contrary contained herein, no action taken in connection with or as a result of a COVID-19 Measure by Acquiror or any of its Subsidiaries shall be deemed to violate or breach this Section 7.03 in any way, provided that Acquiror shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access in a manner that does not jeopardize the health and safety of any employee or Representative of any party or any of their Affiliates.

7.04 Acquiror NYSE Listing.

(a) From the date hereof through the Closing, Acquiror shall use reasonable best efforts to ensure Acquiror remains listed as a public company on, and for shares of Acquiror Common Stock to remain listed on, the NYSE.

(b) Promptly following the execution and delivery of this Agreement, Acquiror shall use reasonable best efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions to be approved for listing on the NYSE, subject to official notice of issuance. The Company will reasonably cooperate with Acquiror as reasonably requested by Acquiror with respect to the listing application for the Acquiror Common Stock and promptly furnish to Acquiror all information concerning the Company and the Company Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 7.04(b).

7.05 Acquiror Public Filings. From the date hereof through the Closing, Acquiror will use commercially reasonable efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

7.06 Section 16 Matters. Prior to the Closing, the Acquiror Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock (including derivative securities with respect to Acquiror Common Stock) pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is, or is reasonably expected to become in connection with the consummation of the Transactions, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Acquiror or the Company, shall be exempt under Rule 16b-3 of the Exchange Act.

7.07 Employee Matters.

(a) Acquiror shall assume, honor and fulfill all of the Company Benefit Plans in accordance with their terms as in effect immediately prior to the date hereof or as subsequently amended or terminated as permitted pursuant to the terms of such Company Benefit Plans and this Agreement. Effective as of the Effective Time and for a period ending on December 31, 2021, subject to any actions taken reasonably and in good faith connection with a COVID-19 Measure, Acquiror shall provide, and shall cause its Affiliates to provide, to each employee of the Company and its Subsidiaries who continues to be employed by Acquiror or any Subsidiary thereof (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to the Effective Time, and (ii) employee benefits (excluding equity incentive compensation, retention, change-in-control or other special or non-recurring compensation or benefits) that are no less favorable, in the aggregate, than those provided to such Continuing Employees as of immediately prior to the Effective Time.

(b) Acquiror shall, and shall cause its Affiliates to, cause all Continuing Employees to receive service credit for service with the Company and its Subsidiaries prior to the Effective Time for all purposes where length of service is relevant under any employee benefit plans and arrangements in which such Continuing Employees may be eligible to participate following the Effective Time, except to the extent such recognition would result in a duplication of benefits. To the extent that Acquiror or any of its Affiliates modifies any health or welfare coverage or benefits under any Company Benefit Plan in which the Continuing Employees participate following the Effective Time, Acquiror or its applicable Affiliate shall use commercially reasonable efforts to waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements under the analogous employee benefit plan of Acquiror or its Affiliates and shall give such Continuing Employees credit under such analogous employee benefit plan of Acquiror for deductibles, co-insurance and out-of-pocket payments that have been paid during the year in which such health or welfare coverage or benefit modification occurs.

(c) If, at least ten Business Days prior to the Effective Time, Acquiror provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any and all 401(k) plans (collectively, the “Company 401(k) Plan”) effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Acquiror requests that the Company 401(k) Plan be terminated, the Company shall provide Acquiror with evidence that the Company 401(k) Plan has been terminated pursuant to resolution of the Company Board prior to the day on which the Effective Time occurs; provided that, prior to amending or terminating the Company 401(k) Plan, the Company shall provide Acquiror with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) Plan is terminated pursuant to this Section 7.07(c), then immediately following the 401(k) Termination Date, Acquiror shall permit all Continuing Employees who were participants in the Company 401(k) Plan as of the 401(k) Termination Date to participate in Acquiror’s 401(k) plan. The Company agrees that it shall not provide for either a discretionary match or a profit sharing contribution under any Company 401(k) Plan for any period following the date of this Agreement.

(d) Prior to the Closing Date, (i) the Company shall submit for approval by the Company Stockholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Stockholder Vote”), any payments that constitute or would reasonably be expected to constitute “parachute payments” pursuant to Section 280G of the Code (each, a “Parachute Payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations promulgated thereunder) and which are irrevocably waived by such individual under clause “(ii)” hereof, (ii) prior to the distribution of the 280G Stockholder Vote materials, the Company shall use commercially reasonable efforts to obtain a waiver of the right to receive or retain any Parachute Payment (in the absence of the 280G Stockholder Vote) from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) whose Parachute Payments would be subject to the 280G Stockholder Vote, and (iii) the Company shall have delivered to Acquiror complete copies of all disclosure and other related documents that will be provided to the Company Stockholders in connection with the 280G Stockholder Vote in a manner providing Acquiror with sufficient time to review and comment thereon, and the Company shall consider all reasonable comments of Acquiror in good faith. The parties acknowledge that, to the extent any arrangements entered into at the direction of Acquiror or between Acquiror and its Affiliates, on the one hand, and a disqualified individual, on the other hand (“Acquiror

Arrangements”) are Parachute Payments, Acquiror shall provide to the Company a written description of any Acquiror Arrangements and the value for purposes of Section 280G of the Code of such Acquiror Arrangements reasonably in advance of the Company’s request of the waivers under clause “(ii)” above.

(e) As soon as reasonably practicable following the Closing Date, Acquiror shall grant incentive equity awards under an equity plan maintained by Acquiror, to those certain Continuing Employees, and in the amounts and on the terms, as set forth on Schedule 7.07(e), with any changes to such schedule to be subject to the consent of the Company’s Chief Executive Officer or Executive Chairman. In no event will the contents of Schedule 7.07(e) be communicated to any Company employee without Acquiror’s prior written consent.

(f) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Acquiror or any Affiliate of Acquiror, or shall interfere with or restrict in any way the rights of Acquiror or any Affiliate of Acquiror, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Acquiror, the Company or any Affiliate of Acquiror and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 7.07 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Acquiror or its Affiliates or (ii) create any third party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

7.08 Financing.

(a) Acquiror shall use its reasonable best efforts to obtain the Credit Agreement Amendment following the date hereof through the earlier to occur of (i) the Closing Date and (ii) the date on which the Committed Backstop Financing is launched; provided that Acquiror shall not be required to agree to any amendment, consent, or similar fee in connection with the Credit Agreement Amendment in excess of an amount to be determined by Acquiror in its sole discretion.

(b) Acquiror shall use, to the extent the Credit Agreement Amendment is not obtained on or prior to 45 days following the date hereof, its reasonable best efforts to consummate and obtain the Committed Backstop Financing on the terms and conditions described in the Backstop Commitment Letter, including to (i) maintain in effect the Backstop Commitment Letter, (ii) negotiate, execute and deliver definitive agreements with respect thereto on terms and conditions contemplated by the Backstop Commitment Letter (as such terms may be modified by the “market flex” provisions in the Backstop Fee Letters or on other terms (x) that comply with the Backstop Amendment Limitations (as defined below) or (y) to which Acquiror and the Company may both consent (such consent not to be unreasonably withheld, conditioned or delayed)), (iii) satisfy on a timely basis all conditions applicable to Acquiror in the Backstop Commitment Letter and, if applicable, the definitive agreements for the Committed Backstop Financing reasonably within Acquiror’s control and that have not been duly waived, (iv) consummate the Committed Backstop Financing contemplated by the Backstop Commitment Letter at or prior to the Closing (to the extent the Credit Agreement Amendment has not been obtained at or prior to Closing) and (v) apply the proceeds of the Committed Backstop Financing to refinance the indebtedness outstanding under the Acquiror Term Loan Agreement (to the extent the Credit Agreement Amendment has not been obtained at or prior to Closing). Subject to the terms and upon satisfaction of the conditions set forth in the Backstop Commitment Letter, if the Credit Agreement Amendment is not obtained on or prior to the Closing Date, Acquiror shall use its reasonable best efforts to cause the Backstop Lenders to provide the Committed Backstop Financing on or prior to the Closing Date. Acquiror may from time to time substitute other financing for all or any portion of the Committed Backstop Financing from the same and/or alternative financing sources or by means of an equity offering; provided, that, without the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed), such substitute financing shall not (A) delay or prevent the Closing, (B) in the aggregate, be less than the amount of the Committed Backstop Financing that is being substituted by such substitute financing, (C) (I) be subject to conditions that would or would reasonably be expected to delay, prevent or otherwise adversely impact the ability of Acquiror to obtain such substitute financing or any remaining portion of the Committed Backstop Financing at or prior to the Closing or (II) have terms that would require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement, (D) make the funding of any remaining portion of the Committed Backstop Financing (or satisfaction or waiver of the conditions thereto) less likely to occur at or prior to the Closing, or (E) adversely impact (x) the ability of Acquiror to consummate the Transactions or (y) the ability of Acquiror to enforce its rights against other parties under the Backstop Commitment Letter (the foregoing clauses “(A)” through “(E),” the “Alternative Financing Limitations”)). Subject to the immediately preceding sentence, unless the Credit Agreement Amendment is obtained on or prior to the Closing Date, Acquiror shall not amend, replace, supplement or otherwise modify, or waive any of its rights under, the Backstop Commitment Letter without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), to the extent that such amendment, replacement, supplement or other modification, or waiver would or would reasonably be expected to (1) delay or prevent the Closing, (2) reduce the aggregate net proceeds of the Committed Backstop Financing from that contemplated by the Backstop Commitment Letter as in effect on the date hereof, (3) impose (x) new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Committed Backstop Financing, in each case, in a manner that would or would reasonably be expected to delay, prevent, make less likely or otherwise adversely impact the ability of Acquiror to obtain the Committed Backstop Financing at or prior to the Closing or (y) terms that would require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement, (4) make the funding of the Committed Backstop Financing (or satisfaction or waiver of the conditions thereto) less likely to occur at or prior to the Closing, or (5) adversely impact (x) the ability of Acquiror to consummate the transactions contemplated by this Agreement by the Closing Date or (y) the ability of Acquiror to enforce its rights against other parties under the Backstop Commitment Letter (the foregoing clauses “(1)” through “(5),” the “Backstop Amendment Limitations”); it being understood that notwithstanding the foregoing, Acquiror may amend the Backstop Commitment Letter to add bona fide credit worthy lenders, lead arrangers, bookrunners, syndication agents or similar entities (it being understood and agreed that any existing lead arranger, bookrunner, syndication agent or similar entity under the Acquiror Term Loan Agreement or the Acquiror ABL Agreement as of the date hereof, and their respective creditworthy Affiliates, shall be deemed to satisfy this requirement) that had not executed the Backstop Commitment Letter as of the date of this Agreement and otherwise amend, modify or restate the Backstop Commitment Letter in any manner that does not violate the Backstop Amendment Limitations. Upon request of the Company, Acquiror shall keep the Company reasonably informed on a current basis and in reasonable detail of material developments in respect of the Committed Backstop Financing, the Credit Agreement Amendment and the processes relating thereto.

(c) Acquiror shall give Company prompt notice (i) if, to its or any of its Subsidiaries’ knowledge, there exists any material breach by any party to the Backstop Commitment Letter or any condition thereunder which would reasonably be expected not to be satisfied or waived, (ii) of any termination of the Backstop Commitment Letter or the receipt of any written notice or other written communication from any Financing Source asserting any default, termination or repudiation by any party to any of the Backstop Commitment Letter or definitive agreements related to the Committed Backstop Financing, and (iii) if at any time for any reason (other than obtaining the Credit Agreement Amendment) Acquiror believes in good faith that Acquiror will not be able to obtain all or any portion of the Committed Backstop Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Backstop Commitment Letter or definitive agreements related to the Committed Backstop Financing, other than any amounts that are otherwise being obtained pursuant to other substitute financing in accordance with Section 7.08(b).

(d) If, notwithstanding the use of reasonable best efforts by Acquiror to satisfy its obligations under this Section 7.08, the Committed Backstop Financing or the Backstop Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or become unavailable prior to the Closing, in whole or in part, for any reason (other than as a result of the Credit Agreement Amendment being obtained), Acquiror shall (i) promptly notify the Company of such expiration, termination, or unavailability and the reasons therefor and (ii) use reasonable best efforts promptly to arrange for alternative financing from alternative sources (“Replacement Financing”) to replace the financing contemplated by such expired, terminated, or unavailable commitment or arrangement with one or more financings that comply with the Alternative Financing Limitations. Acquiror shall deliver to the Company true and correct copies of any new financing commitment letter (including any associated engagement letter and related fee letter; provided, that any such commitment letter, engagement letter or fee letter may be redacted to remove fee amounts, the economic portion of any “market flex” provisions, pricing caps and other economic terms set forth therein, none of which affect the availability or net amount of such Replacement Financing or require the Company or any of its Subsidiaries to take any action that would result in a breach of or default under the Existing Credit Agreement) executed by Acquiror, pursuant to which any alternative source shall have committed to provide any portion of such Replacement Financing (the “Replacement Financing Documents”).

(e) If the Backstop Commitment Letter is amended, replaced, supplemented or otherwise modified, if all or a portion of the Committed Backstop Financing is substituted in accordance with Section 7.08(b), if the Acquiror obtains Replacement Financing or if the parties both consent to substitute other committed financing for all or a portion of the Committed Backstop Financing, Acquiror shall comply with its covenants in Sections 7.08(b) and 7.08(c) with respect to the Replacement Financing Documents or the Backstop Commitment Letter (as so amended, replaced, supplemented or otherwise modified), in each case, to the same extent that Acquiror would have been obligated to comply with respect to the Committed Backstop Financing, and the references in this Agreement to “Backstop Commitment Letter” and “Committed Backstop Financing” shall be deemed to refer to the Backstop Commitment Letter (and the financing contemplated thereby) as so amended, replaced, supplemented or otherwise modified or the Replacement Financing Documents (and the financing contemplated thereby), as applicable.

(f) Upon the reasonable request of the Company, Acquiror shall, promptly, furnish the Company with current copies of any marketing materials, rating agency presentations, information memoranda, term sheets, definitive documentation or any other material documents prepared or received by such party (or any of its Affiliates) in connection with the Credit Agreement Amendment (other than any internal documents prepared by Acquiror and not distributed to lenders or their counsel or any other third party). If Acquiror successfully obtains such a Credit Agreement Amendment, Acquiror shall, promptly upon execution thereof, furnish the Company with a true and complete copy of such Credit Agreement Amendment.

(g) Notwithstanding anything in this Agreement to the contrary, it is understood and agreed that it is not a condition to Closing under this Agreement, nor to the consummation of the Merger, for Acquiror to obtain the Committed Backstop Financing, the Credit Agreement Amendment, any alternative financing and/or any Replacement Financing.

7.09 Stockholder Litigation. Each of Acquiror and the Company shall give the other the opportunity to participate in the defense or settlement of any stockholder claim or litigation (including any class action or derivative litigation) against such party or its officers or directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the foregoing shall not require any party hereto to take any action if it may result in a waiver of any attorney-client or any other similar privilege; provided, further, that such party shall use its reasonable best efforts to allow for the taking of such action in a manner that does not result in a waiver of such privilege, including by entering into a customary joint defense or similar agreement. Each of Acquiror and the Company shall cooperate, and shall use its reasonable best efforts to cause its Affiliates and Representatives to cooperate, in the defense against such claim or litigation.

ARTICLE VIII

JOINT COVENANTS

8.01 Support of Transaction. Without limiting any other covenant contained in Article VI, Article VII or this Article VIII, including the obligations of the Company and Acquiror with respect to the notifications, filings, reaffirmations and applications described in Section 8.02, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each, and shall each cause their respective Subsidiaries to use reasonable best efforts to: (a) assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as reasonably practicable all governmental and regulatory consents required to be obtained in connection with the Transactions; (b) obtain all consents and approvals of third parties that any of Acquiror, the Company or their respective Affiliates are required to obtain in connection with the Transactions, including any required consents and approvals of parties to material Contracts with the Company or its Subsidiaries (it being understood and agreed that it is not a condition to Closing under this Agreement that any such third party consents or approvals be obtained); (c) terminate or cause to be terminated those agreements listed on Schedule 6.03; and (d) take such other action as may reasonably be necessary to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as promptly as reasonably practicable. Notwithstanding the foregoing, in no event shall Acquiror, Merger Sub, the Company or its Subsidiaries be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which the Company or its Subsidiaries is a party.

8.02 HSR Act and Regulatory Approvals.

(a) In connection with the Transactions, Acquiror and the Company shall, or shall cause their respective Affiliates to, comply promptly but in no event later than 10 Business Days after the date hereof with the notification and reporting requirements of the HSR Act. Acquiror and the Company shall each use their reasonable best efforts to furnish to the other party as promptly as reasonably practicable all information required for any notification, application or filing to be made pursuant to the HSR Act in connection with the Transactions.

(b) Acquiror and the Company shall request early termination of all applicable waiting periods under the HSR Act with respect to the Transactions and shall use their reasonable best efforts to (i) cooperate in good faith with the Regulatory Consent Authorities; (ii) substantially comply with any Information or Document Requests; and (iii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transactions. For the avoidance of doubt, and notwithstanding anything to the contrary contained in this Agreement, in no event shall Acquiror or the Company be required to (and the Company and its Affiliates shall not, without Acquiror’s prior written consent) offer, propose, negotiate, commit, or agree to (x) sell, divest, or otherwise dispose of, license, hold separate, or take or commit to take any action that limits in any respect Acquiror’s or the Company’s freedom of action with respect to, or their ability to own, manage, retain or operate, any business, products, rights, services, licenses, assets or properties of Acquiror, Acquiror’s Affiliates, the Company or the Company’s Subsidiaries; (y) terminate, assign, amend or modify any contract, arrangement, commercial relationship or obligation of Acquiror, Acquiror’s Affiliates, the Company or the Company’s Subsidiaries or (z) take or agree to any other remedial action or commitment, in each case, in order to obtain the expiration or termination of any waiting period or any other consents or approvals from Governmental Authorities (each of the actions and commitments described in clauses “(x),” “(y)” and “(z),” a “Remedial Action”), except to the extent that such Remedial Action, individually and in the aggregate, would not reasonably be expected to have an adverse impact in any material respect on Acquiror and its Subsidiaries, taken as a whole, or the Company and its Subsidiaries, taken as a whole; provided, further, that any such Remedial Action shall be conditioned on the consummation of the Transactions.

(c) Acquiror and the Company shall each promptly notify the other party of any substantive communication with any Governmental Authority, and furnish to the other party copies of any notices or written communications received by it or any of its Affiliates from any Governmental Authority, with respect to the Transactions. Acquiror and the Company shall each permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed substantive communications by Acquiror or the Company and/or their respective Affiliates to any Governmental Authority concerning the Transactions. Acquiror and the Company shall each provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between Acquiror or the Company and/or any of their respective Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 8.02 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel, and to remove references concerning valuation of either party or other competitively sensitive material; provided, that Acquiror and the Company may, as each deems advisable and necessary, designate any materials provided to the other party under this Section 8.02 as “outside counsel only.” Acquiror and the Company shall not, without the prior written consent of the other, (i) withdraw any HSR notification form, (ii) extend any waiting period under the HSR Act, or (iii) enter into any timing agreement with any Governmental Authority, in each case, in connection with the Transactions.

(d) Acquiror shall pay 100% of the filing fee associated with its filing made pursuant to the HSR Act as an acquiring person in connection with the Merger.

(e) Acquiror and the Company shall not, and shall each cause its respective Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, would reasonably be expected to (i) impose a material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Regulatory Consent Authorities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Regulatory Consent Authority entering an order prohibiting the consummation of the Transactions; or (iii) materially increase the risk of not being able to remove a Regulatory Consent Authority order on appeal or otherwise.

8.03 Non-Solicitation; Acquisition Proposals.

(a) Except as expressly permitted by this Section 8.03, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, each of Acquiror and the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly: (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement executed in accordance with Section 8.03(b)(ii)), merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or (v) resolve or agree to do any of the foregoing; provided that it is understood and agreed that any determination or action by the Company, the Company Board, Acquiror or the Acquiror Board, as applicable, made in accordance with Section 8.03(b), Section 8.03(c), Section 8.03(d), Section 8.03(e) or Section 8.03(f), as applicable, shall not be deemed to be a breach or violation of this Section 8.03(a). Each of Acquiror and the Company also agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Each of Acquiror and the Company also agrees that within three Business Days of the execution of this Agreement, such party shall instruct each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring such party to promptly return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof, and such party shall terminate access to any physical or electronic data room maintained by or on behalf of such party or any of its Subsidiaries. Each party shall promptly (and in any event within 24 hours) notify, in writing, the other party of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, which notice shall include the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and, with respect to any such proposal or offer, a summary of the material terms of, and an unredacted copy of any proposed definitive agreement, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such proposal or offer (and shall include any other material documents evidencing or specifying the terms of such proposal or offer or, to the extent applicable, inquiry). Each party shall promptly (and in any event within 24 hours) keep the other party informed of any material developments with respect to any such inquiry, proposal, offer, request for information or Acquisition Proposal (including any changes or proposed changes thereto and copies of any additional material written materials received by such party, its Subsidiaries or their respective Representatives). Neither Acquiror nor the Company shall enter into any confidentiality agreement with any Person after the date of this Agreement that prohibits it from complying with the foregoing obligations. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 8.03 (x) by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives, shall be deemed to be a breach of this Section 8.03 by the Company, or (y) by any of Acquiror’s Subsidiaries, or any of Acquiror’s or its Subsidiaries’ respective Representatives, shall be deemed to be a breach of this Section 8.03 by Acquiror.

(b) Notwithstanding anything to the contrary in this Section 8.03, this Agreement shall not prevent the Company or the Company Board, on the one hand, or Acquiror or the Acquiror Board, on the other hand, from:

(i) with respect to Acquiror or the Acquiror Board, taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) if it determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable Law; provided that this clause “(i)” shall not be deemed to permit the Acquiror Board to effect an Acquiror Change in Recommendation except in accordance with Section 8.03(d) and Section 8.03(f), as applicable;

(ii) prior to obtaining the Company Requisite Approval or the Acquiror Requisite Approval, as applicable, negotiating or executing an Acceptable Confidentiality Agreement with any Person and its Representatives who has made (and not withdrawn) a bona fide written Acquisition Proposal after the date hereof that did not result from a breach of Section 8.03(a), if the Company Board or the Acquiror Board, as applicable, (A) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or would reasonably be expected to constitute or result in a Superior Proposal and (B) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would constitute a breach its fiduciary duties under applicable Law; provided that the Company or Acquiror, as applicable, shall provide a copy of such executed Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) to the other party;

(iii) prior to obtaining the Company Requisite Approval or the Acquiror Requisite Approval, as applicable, (A) engaging in any negotiations or discussions with any Person and its Representatives who has made (and not withdrawn) a bona fide written Acquisition Proposal after the date hereof that did not result from a breach of Section 8.03(a) (which negotiations or discussions need not be solely for clarification purposes) and (B) providing access to such party’s or any of its Subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person who has made (and not withdrawn) a bona fide written Acquisition Proposal that did not result from a breach of Section 8.03(a), in each case, if the Company Board or the Acquiror Board, as applicable: (1) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Acquisition Proposal constitutes or would reasonably be expected to constitute or result in a Superior Proposal; (2) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would constitute a breach of its fiduciary duties under applicable Law; and (3) has received from the Person so requesting such information an executed Acceptable Confidentiality Agreement; provided that such party shall provide to the other party a list of any material non-public information or data that is provided to any Person given such access, and to the extent such information was not previously made available to such other party, copies of such information prior to or substantially concurrently with the time it is provided to such Person (and in any event within 24 hours thereof);

(iv) prior to obtaining the Company Requisite Approval or the Acquiror Requisite Approval, as applicable, making a Company Change in Recommendation or Acquiror Change in Recommendation, as applicable (only to the extent permitted by Section 8.03(c), Section 8.03(d), Section 8.03(e) or Section 8.03(f)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, only to the extent such actions would be permitted by the foregoing clauses “(i)” through “(iv)”.

(c) Notwithstanding anything in this Section 8.03 to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a breach of this Section 8.03, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in this Section 8.03(c) would constitute a breach of its fiduciary duties under applicable Law, the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided that the Company Board will not be entitled to make a Company Change in Recommendation unless (A) the Company delivers to Acquiror a written notice (a “Company Notice”) advising Acquiror that the Company Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Company Board, the identity of the Person or group of Persons making such Superior Proposal, an unredacted copy of such Superior Proposal, including the most current version of any proposed definitive agreement (which version shall be updated on a prompt basis) and any related documents (including financing documents) to the extent provided by the relevant party in connection with the Superior Proposal, and (B) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which the Company delivered the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, including any revision in price or financing, shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Company Notice Period”), the Company Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account the adjustments to the terms and conditions of this Agreement committed to by Acquiror in writing and (2) after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the

Company Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(d) Notwithstanding anything in this Section 8.03 to the contrary, if, at any time prior to obtaining the Acquiror Requisite Approval, the Acquiror Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, in response to a bona fide written Acquisition Proposal that did not result from a breach of this Section 8.03, that (i) such proposal constitutes a Superior Proposal and (ii) the failure to take the actions specified in this Section 8.03(d) would constitute a breach of its fiduciary duties under applicable Law, the Acquiror Board may, prior to obtaining the Acquiror Requisite Approval, make an Acquiror Change in Recommendation; provided that the Acquiror Board will not be entitled to make an Acquiror Change in Recommendation unless (A) Acquiror delivers to the Company a written notice (an “Acquiror Notice”) advising the Company that the Acquiror Board proposes to take such action and containing the material terms and conditions of the Superior Proposal that is the basis of the proposed action of the Acquiror Board, the identity of the Person or group of Persons making such Superior Proposal, an unredacted copy of such Superior Proposal, including the most current version of any proposed definitive agreement (which version shall be updated on a prompt basis) and any related documents (including financing documents) to the extent provided by the relevant party in connection with the Superior Proposal, and (B) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Notice (such period from the time the Acquiror Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Superior Proposal, including any revision in price or financing, shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Acquiror Notice Period”), the Acquiror Board reaffirms in good faith (1) after consultation with its outside legal counsel and financial advisor(s) that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account the adjustments to the terms and conditions of this Agreement committed to by the Company in writing and (2) after consultation with its outside legal counsel, that the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by the Company, Acquiror will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Acquiror Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal.

(e) Notwithstanding anything in this Section 8.03 or Section 8.04(e) to the contrary, if, at any time prior to obtaining the Company Requisite Approval, the Company Board determines in good faith, in response to a Company Intervening Event, after consultation with its outside legal counsel, that the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Company Board may, prior to obtaining the Company Requisite Approval, make a Company Change in Recommendation; provided that the Company will not be entitled to make, or agree or resolve to make, a Company Change in Recommendation unless (i) the Company delivers to Acquiror a written notice (a “Company Intervening Event Notice”) advising Acquiror that the Company Board proposes to take such action and containing a reasonably detailed description of the material facts underlying the Company Board’s determination that a Company Intervening Event has occurred and the reasons for taking such action (it being acknowledged that such Company Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which the Company delivered the Company Intervening Event Notice (such period from the time the Company Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which the Company delivered the Company Intervening Event Notice (it being understood that any material development with respect to a Company Intervening Event shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Company Intervening Event Notice Period”), the Company Board reaffirms in good faith (after consultation with its outside legal counsel) that, after taking into account the adjustments to the terms and conditions of this Agreement committed to by Acquiror in writing, the failure to make a Company Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by Acquiror, the Company will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Company Intervening Event Notice Period, engage in good faith negotiations with Acquiror and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for a Company Change in Recommendation.

(f) Notwithstanding anything in this Section 8.03 or Section 8.04(d) to the contrary, if, at any time prior to obtaining the Acquiror Requisite Approval, the Acquiror Board determines in good faith, in response to an Acquiror Intervening Event, after consultation with its outside legal counsel, that the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law, the Acquiror Board may, prior to obtaining the Acquiror Requisite Approval, make an Acquiror Change in Recommendation; provided that Acquiror will not be entitled to make, or agree or resolve to make, an Acquiror Change in Recommendation unless (i) Acquiror delivers to the Company a written notice (an “Acquiror Intervening Event Notice”) advising the Company that the Acquiror Board proposes to take such action and containing a reasonably detailed description of the material facts underlying the Acquiror Board’s determination that an Acquiror Intervening Event has occurred and the reasons for taking such action (it being acknowledged that such Acquiror Intervening Event Notice shall not itself constitute a breach of this Agreement), and (ii) at or after 5:00 p.m., New York City time, on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. New York City time on the fifth Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional three Business Day (instead of five Business Day) period from the date of such notice) (it being understood that there may be multiple extensions), the “Acquiror Intervening Event Notice Period”), the Acquiror Board reaffirms in good faith (after consultation with its outside legal counsel) that, after taking into account the adjustments to the terms and conditions of this Agreement committed to by the Company in writing, the failure to make an Acquiror Change in Recommendation would constitute a breach of its fiduciary duties under applicable Law. If requested by the Company, Acquiror will, and will cause its Subsidiaries to, and will use its reasonable best efforts to cause its or their Representatives to, during the Acquiror Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Acquiror Change in Recommendation.

(g) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Acquisition Proposal” means, with respect to a party, any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, Merger Sub or their respective Affiliates on the one hand, or the Company or its Affiliates on the other hand) relating to, in a single transaction or series of related transactions: (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the revenues, assets or net income of such party and its Subsidiaries, taken as a whole (it being understood and agreed this clause “(A)” shall refer to 20% or more of the revenues or assets of any party that recognized a net loss for the last fiscal year, and not any such net loss); (B) any direct or indirect acquisition of 20% or more of the consolidated assets of such party and its Subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board or the Acquiror Board, as applicable), including through the acquisition of one or more Subsidiaries of such party owning such assets; (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of such party, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of such party, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving such party (or any of its Subsidiaries) that constitutes 20% or more of the revenues or assets of such party and its Subsidiaries, taken as a whole; (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of such party; or (E) any combination of the foregoing.

(ii) “Superior Proposal” means a bona fide written Acquisition Proposal made after the date hereof, that did not result from a breach of this Section 8.03, that the Company Board or the Acquiror Board, as applicable, in good faith determines (after consultation with its outside legal counsel and financial advisor(s)) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company Stockholders or Acquiror Stockholders, as applicable (solely in their capacity as such) than the Transactions after taking into account all such factors and matters deemed relevant in good faith by the Company Board or the Acquiror Board, as applicable, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal (including the identity of the third party making such proposal) and this Agreement and the Transactions (including any executed written offer by Acquiror on the one hand, or the Company on the other hand, to amend the terms of this Agreement, termination or break-up fee and conditions to consummation); provided that for purposes of the definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term herein, except that the references to “20%” in such definition shall be deemed to be references to “80%”.

(iii) “Company Intervening Event” means a material event, fact, development, circumstance or occurrence with respect to the business, assets, operations or prospects of the Company and its Subsidiaries, taken as a whole, on the one hand, or of Acquiror and its Subsidiaries, taken as a whole, on the other hand, and that was not known and was not reasonably foreseeable to the Company Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the Company Board as of the date hereof) and that becomes known to the Company Board after the date of this Agreement; provided that in no event shall any of the following constitute a Company Intervening Event or be taken into account in determining whether a Company Intervening Event has occurred: (A) the receipt, existence or terms of any inquiry, offer or proposal by the Company or Acquiror that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto; (B) any events, facts, developments, circumstances or occurrences resulting from, arising in connection with or otherwise related to COVID-19, including any COVID-19 Measures, Acquiror Historical COVID-19 Response or Acquiror COVID-19 Response or (C) any change in the market price, or change in trading volume, of the capital stock of Acquiror.

(iv) “Acquiror Intervening Event” means a material event, fact, development, circumstance or occurrence with respect to the business, assets, operations or prospects of Acquiror and its Subsidiaries, taken as a whole, on the one hand, or of the Company and its Subsidiaries, taken as a whole, on the other hand, and that was not known and was not reasonably foreseeable to the Acquiror Board as of the date hereof (or if known or reasonably foreseeable, the consequences of which were not reasonably foreseeable to the Acquiror Board as of the date hereof) and that becomes known to the Acquiror Board after the date of this Agreement; provided that in no event shall any of the following constitute an Acquiror Intervening Event or be taken into account in determining whether an Acquiror Intervening Event has occurred: (A) the receipt, existence or terms of any inquiry, offer or proposal by Acquiror or the Company that constitutes or would reasonably be expected to lead to, an Acquisition Proposal or any matter relating thereto; (B) any events, facts, developments, circumstances or occurrences resulting from, arising in connection with or otherwise related to COVID-19, including any COVID-19 Measures, Company Historical COVID-19 Response or Company COVID-19 Response; or (C) any change in the market price, or change in trading volume, of the capital stock of Acquiror.

8.04 Preparation of Registration Statement; Special Meeting; Solicitation of Company Requisite Approval.

(a) As promptly as practicable following the execution and delivery of this Agreement, Acquiror shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form

S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Acquiror Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. Each of Acquiror and the Company shall use its reasonable best efforts to cause the Registration Statement, the Proxy Statement and the Consent Solicitation Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Acquiror and the Company shall furnish all required information concerning it and its Affiliates as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and the Consent Solicitation Statement. Promptly after the Registration Statement is declared effective under the Securities Act, Acquiror will use its reasonable best efforts to cause the Proxy Statement to be mailed to stockholders of Acquiror.

(b) Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and, if appropriate, Acquiror shall cause such amendment or supplement to be disseminated to the stockholders of Acquiror, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to: (i) approval of the issuance of Acquiror Common Stock to the Company Stockholders pursuant to the NYSE listing rules (the “Transaction Proposal”); and (ii) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (together with the Transaction Proposal, the “Proposals”).Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by Acquiror’s stockholders at the Special Meeting.

(d) Acquiror shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date (which record date shall be mutually agreed with the Company) for the Special Meeting; (ii) duly call and give notice of the Special Meeting; (iii) convene and hold the Special Meeting in accordance with the DGCL within 45 days after the Registration Statement is declared effective under the Securities Act; (iv) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law and (v) solicit proxies from the Acquiror Stockholders to give the Acquiror Stockholder Approval with respect to each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to the Acquiror Stockholders that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement, unless the Acquiror Board shall have changed the recommendation in accordance with Section 8.03(d) and Section 8.03(f). The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”) except as may be permitted by, and only in accordance with, Section 8.03(d) and Section 8.03(f). Notwithstanding the foregoing provisions of this Section 8.04(d), if on a date for which the Special Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of shares of Acquiror Common Stock to obtain the Acquiror Requisite Approval, whether or not a quorum is present, Acquiror shall have the right to make two adjournments of the Special Meeting, in the case of a first adjournment, for a period not to exceed 10 days after consulting with the Company, and in the case of a second adjournment, for a period not to exceed five days after consulting with the Company; provided, however, that, unless otherwise required by Law, Acquiror shall not change the record date for the Special Meeting in connection with any such adjournment without the Company’s prior approval. Unless this Agreement has been terminated in accordance with its terms, Acquiror’s obligation to solicit proxies from the Acquiror Stockholders to obtain the Acquiror Stockholder Approval with respect to each of the Proposals in accordance with this Section 8.04(d) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal with respect to Acquiror, or by any Acquiror Change in Recommendation.

(e) The Company shall solicit the Company Requisite Approval via written consent as promptly as practicable after the Registration Statement becomes effective. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable: (i) establish the record date for determining the Company Stockholders entitled to provide such written consent (which record date shall be mutually agreed with Acquiror); (ii) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Law; and (iii) solicit written consents from the Company Stockholders to give the Company Requisite Approval. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, unless the Company Board shall have changed the recommendation in accordance with Section 8.03(c) and Section 8.03(e). The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation (a “Company Change in Recommendation”) except as may be permitted by, and only in in accordance with, Section 8.03(c) and Section 8.03(e). The Company will provide Acquiror with copies of all stockholder consents it receives within one Business Day of receipt. If the Company Requisite Approval is obtained, then promptly following the receipt of the required written consents, the Company will prepare and deliver to the Company Stockholders who have not consented the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents by means of the Consent Solicitation Statement from the Company Stockholders to give the Company Requisite Approval in accordance with this Section 8.04(e) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal with respect to the Company, or by any Company Change in Recommendation.

8.05 Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement, Acquiror will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved (which approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company.

(b) Promptly after the execution of this Agreement and pursuant to the Communications Plan described in Section 8.07(b), Acquiror and the Company shall also issue a joint press release announcing the execution of this Agreement.

(c) At a reasonable time prior to the filing, issuance or other submission or public disclosure of any reports to be filed with the SEC by either Acquiror or Merger Sub, the Company shall be given an opportunity to review and comment upon such filing, issuance or other submission and give its prior written consent to the form thereof, such consent not to be unreasonably withheld, conditioned or delayed, and Acquiror and Merger Sub shall consider and, if reasonably acceptable, incorporate comments from the Company with respect thereto prior to filing, issuance, submission or disclosure thereof.

8.06 Tax Matters.

(a) Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Acquiror will join in the execution of any such Tax Returns.

(b) Acquiror, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties or their respective Affiliates shall intentionally take or cause to be taken, or intentionally fail to take or intentionally cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, or based on a change in the facts and circumstances underlying the Transactions from the terms described in this Agreement, cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) Each of Acquiror and the Company shall cooperate and use their respective reasonable best efforts to obtain the Closing Tax Opinion and any Tax opinions required to be filed with the SEC in connection with the Registration Statement, including by (i) delivering to the applicable legal counsel the Acquiror Registration Statement Tax Certificate and the Company Registration Statement Tax Certificate and (ii) delivering to the applicable legal counsel the Acquiror Closing Tax Certificate and the Company Closing Tax Certificate.

(d) The Company, Acquiror, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(e) On or prior to the Closing Date, the Company shall deliver to Acquiror a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c) dated no more than 30 days prior to the Closing Date and signed by a responsible corporate officer of the Company.

(f) Each of the Company and Acquiror shall use reasonable best efforts to execute and deliver officer’s certificates containing representations substantially in the forms of Exhibits D, E, F and G hereto, as applicable, at such time or times as may be reasonably requested by counsel to the Company, including in connection with any filing of the Registration Statement and Section 9.03(e), for purposes of rendering opinions with respect to the Intended Tax Treatment.

8.07 Confidentiality; Publicity.

(a) Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b) Acquiror and the Company shall reasonably cooperate with respect to the communications plan regarding the Transactions as mutually prepared by Acquiror and the Company in connection with this Agreement (the “Communications Plan”). Notwithstanding the foregoing, none of Acquiror, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their reasonable best efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that, notwithstanding anything contained in this Agreement to the contrary, each party and its Affiliates may make announcements and may provide information regarding this Agreement and the Transactions to: (i) their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto; (ii) subject to Section 6.02 and this Section 8.07, third parties to the extent necessary for the purpose of issuing notice to any third party or seeking any third party consent, approval or waiver, in each case, as required in connection with the Transactions; (iii) the extent provided for in the Communications Plan, internal announcements to employees of the parties and their respective Subsidiaries; and (iv) the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 8.05 and this Section 8.07.

8.08 R&W Insurance Policy. On or after the date hereof, Acquiror may bind an insurance policy with respect to the representations and warranties of the Company in this Agreement (the “R&W Insurance Policy”). The costs of the R&W Insurance Policy shall be paid by Acquiror. The Company shall reasonably cooperate with Acquiror, at Acquiror’s request, in connection with the R&W Insurance Policy, including using reasonable best efforts to furnish information reasonably necessary for Acquiror to obtain the R&W Insurance Policy.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

9.01 Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) HSR Act. All applicable waiting periods (and any extensions thereof) under the HSR Act applicable to the parties to this Agreement in respect of the Merger shall have expired or been terminated.

(b) No Prohibition. There shall not have been enacted or promulgated any Law in the United States or any Specified Jurisdiction enjoining or prohibiting the consummation of the Transactions.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the Registration Statement shall have been issued by the SEC.

(d) Acquiror Requisite Approval. The Acquiror Requisite Approval shall have been obtained.

(e) Company Stockholder Approval. The Company Requisite Approval shall have been obtained.

(f) NYSE. The Acquiror Common Stock to be issued in connection with the Transactions shall have been approved for listing on NYSE, subject only to official notice of issuance thereof.

9.02 Additional Conditions to Obligations of Acquiror and Merger Sub. The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a) Representations and Warranties.

(i) Each of the representations and warranties of the Company contained in the first sentence of Section 4.01(a) (Due Incorporation), Section 4.03 (Due Authorization), Section 4.17 (Brokers’ Fees) and Section 4.22 (Affiliate Agreements), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of the Company contained in Section 4.06(e) (Capitalization) and Section 4.21(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof.

(iii) The representations and warranties of the Company contained in Section 4.06(a) (Capitalization) and Section 4.06(f) (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iv) Each of the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company described in Sections 9.02(a)(i), (ii) and (iii)), shall be true and correct (without giving effect to any limitation as to “materiality,” “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing.

(d) Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been fulfilled.

(e) Company Series H Preferred Offering. The Company Series H Preferred Offering shall have been consummated (other than where the failure of the Company Series H Preferred Offering to be so consummated is the result of a breach by Acquiror under the Company Series H Subscription Agreements).

9.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties.

(i) Each of the representations and warranties of Acquiror and Merger Sub contained in the first sentence of Section 5.01(a) (Due Incorporation of Acquiror), the first sentence of Section 5.01(c) (Due Incorporation of Merger Sub), Section 5.03 (Due Authorization), Section 5.15 (Brokers’ Fees) and Section 5.20 (Affiliate Agreements), in each case shall be true and correct (without giving any effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(ii) The representations and warranties of Acquiror and Merger Sub contained in Section 5.19(a) (No Material Adverse Effect) shall be true and correct in all respects as of the date hereof.

(iii) The representations and warranties of Acquiror and Merger Sub contained in Section 5.06(a) (Capitalization) and Section 5.06(f) (Capitalization) shall be true and correct in all respects, other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

(iv) Each of the representations and warranties of Acquiror and Merger Sub contained in this Agreement (other than the representations and warranties of Acquiror and Merger Sub described in Section 9.03(a)(i), (ii) and (iii)) shall be true and correct (without giving effect to any limitation as to “materiality,” “Acquiror Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, an Acquiror Material Adverse Effect.

(b) Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Acquiror Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Acquiror Material Adverse Effect that is continuing.

(d) Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a), Section 9.03(b) and Section 9.03(c) have been fulfilled.

(e) Closing Tax Opinion. The Company shall have received an opinion from Weil, Gotshal & Manges LLP, counsel to the Company, or, if Weil, Gotshal & Manges LLP is unable or unwilling to deliver such opinion, from another nationally recognized law firm (which shall include Latham & Watkins LLP), dated as of the Closing Date, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger should qualify for the Intended Tax Treatment (the “Closing Tax Opinion”). In rendering such opinion, legal counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of Acquiror, Merger Sub and the Company and any of their respective Affiliates and Representatives, in each case, in form and substance reasonably satisfactory to such legal counsel, including the Acquiror Closing Tax Certificate and the Company Closing Tax Certificate.

ARTICLE X

TERMINATION/EFFECTIVENESS

10.01 Termination. This Agreement may be terminated and the Transactions abandoned:

(a) by written consent of the Company and Acquiror;

(b) prior to the Closing, by written notice to the Company from Acquiror if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts by the Termination Date, then, for a period of 30 days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; (ii) the Closing has not occurred on or before June 30, 2021, (the “Termination Date”) or (iii) the consummation of the Merger or any of the other Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order in the United States or any Specified Jurisdiction or a Law in the United States or any Specified Jurisdiction; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has resulted in the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Section 10.01(b) shall not be available if Acquiror is in material breach of its obligations under this Agreement on the date of such termination;

(c) prior to the Closing, by written notice to Acquiror from the Company if: (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its reasonable best efforts by the Termination Date, then, for a period of 30 days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period; (ii) the Closing has not occurred on or before the Termination Date; or (iii) the consummation of the Merger or any of the other Transactions is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order in the United States or any Specified Jurisdiction or a Law in the United States or any Specified Jurisdiction; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has resulted in the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under this Section 10.01(c) shall not be available if the Company is in material breach of its obligations under this Agreement on the date of such termination;

(d) by written notice from either the Company or Acquiror to the other if the Special Meeting shall have been held (subject to any adjournment or recess of the Special Meeting) and the Acquiror Requisite Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting);

(e) by written notice from Acquiror to the Company prior to obtaining the Company Requisite Approval if the Company Board (i) shall have made a Company Change in Recommendation or (ii) shall have failed to include the Company Board Recommendation in the Consent Solicitation Statement distributed to its stockholders;

(f) by written notice from the Company to Acquiror prior to obtaining the Acquiror Requisite Approval if the Acquiror Board (i) shall have made an Acquiror Change in Recommendation or (ii) shall have failed to include the Acquiror Board Recommendation in the Proxy Statement distributed to its stockholders;

(g) by written notice from the Company to Acquiror prior to obtaining the Acquiror Requisite Approval if an Acquiror Triggering Event shall have occurred;

(h) by written notice from Acquiror to the Company prior to obtaining the Company Requisite Approval if a Company Triggering Event shall have occurred; or

(i) by written notice from Acquiror to the Company if the Company Requisite Approval has not been obtained within three Business Days following the date that the Consent Solicitation Statement is disseminated by the Company to the Company Stockholders pursuant to Section 8.04(e).

10.02 Effect of Termination.

(a) Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, written notice thereof shall be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of the Company or Acquiror for any Willful Breach of this Agreement by the Company or Acquiror occurring prior to such termination. The provisions of Sections 8.07(a), 10.02 and Article XI (collectively, the “Surviving Provisions”), and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

(b) In the event that this Agreement is validly terminated by Acquiror pursuant to Section 10.01(e) or Section 10.01(h), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(c) In the event that this Agreement is validly terminated by the Company pursuant to Section 10.01(f) or Section 10.01(g), then Acquiror shall pay the Acquiror Termination Payment to the Company (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds.

(d) In the event that this Agreement is validly terminated by Acquiror pursuant to Section 10.01(b)(i), Section 10.01(b)(ii) or Section 10.01(i) or by the Company pursuant to Section 10.01(c)(ii) and (i) before the date of such termination, an Acquisition Proposal with respect to the Company is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within 12 months after the date of termination, the Company shall have consummated an Acquisition Proposal or entered into a definitive agreement for an Acquisition Proposal (which Acquisition Proposal is ultimately consummated), then the Company shall pay the Company Termination Payment to Acquiror (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days) after the date on which the Acquisition Proposal is consummated, payable by wire transfer of immediately available funds (it being understood that, for the purposes of this clause “(c),” each reference to “20%” in the definition of “Acquisition Proposal” in Section 8.03(g)(i) shall be deemed a reference to “51%”).

(e) In the event that this Agreement is validly terminated by the Company pursuant to Section 10.01(c)(i) or Section 10.01(c)(ii), by Acquiror pursuant to Section 10.01(b)(ii) or by the Company or Acquiror pursuant to Section 10.01(d), and (i) before the date of such termination, an Acquisition Proposal with respect to Acquiror is publicly announced, disclosed or made and is not publicly withdrawn as of the date of such termination and (ii) within 12 months after the date of termination, Acquiror shall have consummated an Acquisition Proposal or entered into a definitive agreement for an Acquisition Proposal (which Acquisition Proposal is ultimately consummated), then Acquiror shall pay the Acquiror Termination Payment to the Company (or one or more of its designees), as promptly as reasonably practicable (and, in any event, within two Business Days) after the date on which the Acquisition Proposal is consummated, payable by wire transfer of immediately available funds (it being understood that, for the purposes of this clause “(e),” each reference to “20%” in the definition of “Acquisition Proposal” in Section 8.03(g)(i) shall be deemed a reference to “51%”).

(f) The parties hereto acknowledge and hereby agree that the Company Termination Payment and the Acquiror Termination Payment, as applicable, if, as and when required pursuant to this Section 10.02, shall not constitute a penalty but will be liquidated damages in a reasonable amount that will compensate Acquiror or the Company, as applicable, in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment or Acquiror be required to pay the Acquiror Termination Payment, as applicable, on more than one occasion. Each of the Company, Acquiror and Merger Sub acknowledges that the agreements contained in this Section 10.02 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement.

(g) Notwithstanding anything to the contrary in this Agreement, in any circumstance (except in the case of Willful Breach of this Agreement or Fraud) in which this Agreement is terminated and Acquiror is paid the Company Termination Payment or the Company is paid the Acquiror Termination Payment pursuant to this Section 10.02, the Company Termination Payment or the Acquiror Termination Payment, as applicable, shall be the sole and exclusive monetary remedy of Acquiror, Merger Sub or any of their Affiliates against the Company or any of its Affiliates, or of the Company or any of its Affiliates against Acquiror, Merger Sub or any of their Affiliates, as applicable, for any loss or damage suffered in connection with the Transactions or as a result of the failure of the Merger and the other Transactions to be consummated or for a breach (other than a Willful Breach or Fraud) of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise, and upon payment of such amounts, the Company and its Affiliates, or Acquiror, Merger Sub and their Affiliates, as applicable, shall have no further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

(h) Notwithstanding anything to the contrary in this Agreement, the Company (on behalf of itself and each Company Related Party (other than Acquiror and Merger Sub)) shall not have any and hereby waives any rights or claims against any Financing Source in connection with this Agreement, the Backstop Commitment Letter, the Committed Backstop Financing, the definitive financing agreements or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity (whether in tort, contract or otherwise) or in respect of any oral or written representations made or alleged to be made by any Financing Source in connection herewith or therewith, in each case relating to the Transactions, and the Company (on behalf of itself and each Company Related Party (other than Acquiror and Merger Sub)) agrees not to commence any Action against any Financing Source in connection with this Agreement, the Backstop Commitment Letter, the Committed Backstop Financing, the definitive financing agreements or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity, in each case in connection with the Transactions, and agrees to cause any such Action asserted by the Company (on behalf of itself and each Company Related Party (other than Acquiror and Merger Sub)) in connection with this Agreement, the Committed Backstop Financing, the definitive financing agreements or the transactions contemplated hereby or thereby or in respect of any other document or theory of law or equity against any Financing Source, in each case in connection with the Transactions, to be dismissed or otherwise terminated, and no Financing Source shall have any rights or claims against any Company Related Party (other than Acquiror and Merger Sub) in connection with this Agreement, the Committed Backstop Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise. In furtherance, and not in limitation of, the foregoing waiver, it is acknowledged and agreed that no Financing Source shall have any liability for any claims or damages to the Company or any Company Related Party (other than Acquiror or Merger Sub) in connection with this Agreement, the Backstop Commitment Letter, the Committed Backstop Financing, the definitive financing arrangements or the transactions contemplated hereby or thereby, in each case in connection with the Transactions. It is understood and agreed that the foregoing provisions of this Section 10.02(h) will not limit the rights of the parties to the Committed Backstop Financing under any commitment letter relating thereto.

ARTICLE XI

MISCELLANEOUS

11.01 Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, extend the time for performance of any of the obligations of the other party or parties to this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.11. Any agreement on the part of a party to any waiver, amendment or modification will be valid only if set forth in an instrument in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.02 Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given: (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day) if the sender within one Business Day sends a confirming copy of such notice by FedEx or other nationally recognized overnight delivery service, addressed as follows:

(a) If to Acquiror or Merger Sub, to:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn:         Brian P. Lynch

with a copy to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn:         Craig M. Garner

                 Kevin C. Reyes

(b) If to the Company to:

Topgolf International, Inc.

8750 N. Central Expressway, Suite 1200

Dallas, TX 75231

Attn:         William Davenport

with a copy to:

Weil, Gotshal & Manges LLP

100 Federal Street

Boston, MA 02110

Attn:         Kevin J. Sullivan

and

Weil, Gotshal & Manges LLP

200 Crescent Court

Dallas, TX 75201

Attn:         James R. Griffin

                 David B. Gail

or to such other address or addresses as the parties may from time to time designate in writing.

11.03 Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties, except that Acquiror (or one of more of its Affiliates) shall have the right, without the prior written consent of the Company, to assign all or any portion of its rights, interests and obligations under this Agreement to any Financing Source pursuant to the terms of the Committed Backstop Financing or the Credit Agreement Amendment, as applicable, solely for purposes of creating a security interest herein or otherwise assigning collateral in respect of the Committed Backstop Financing or the Credit Agreement Amendment. No assignment shall relieve the assigning party of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01 and (b) the Financing Sources shall be express third party beneficiaries of Section 10.02(h), Section 11.04, Section 11.11, Section 11.13 and Section 11.14, in each case as such provisions relate to, benefit or otherwise affect the rights of, the Financing Sources, each of such provisions of such Sections (to such extent) shall expressly inure to the benefit of the Financing Sources, and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections (to such extent).

11.05 Expenses. Except as otherwise provided herein (including Section 8.02(d) and Section 8.06(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07 Captions; Counterparts. The table of contents and captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when each party hereto has received counterparts signed by each of the other parties (it being understood and agreed that delivery of a signed counterpart signature page to this Agreement by facsimile transmission, by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute valid and sufficient delivery thereof).

11.08 Mutual Drafting. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of good faith negotiations between the parties. In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.09 Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. The Schedules shall each be delivered as of the date hereof, and no amendments or modifications thereto shall be made. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.10 Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement among the parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions.

11.11 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement; provided, that after the Company Requisite Approval or the Acquiror Requisite Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the Company Stockholders or by the stockholders of Acquiror, as applicable, without such further approval of such stockholders. The approval of this Agreement by the stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01. Notwithstanding the foregoing or anything to the contrary contained herein, Section 10.02(h), Section 11.04, Section 11.11, Section 11.13 and Section 11.14 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections in a manner that is adverse to any Financing Source) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

11.12 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid, legal and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the intent of the parties.

11.13 Jurisdiction; WAIVER OF TRIAL BY JURY.

(a) Each party hereto irrevocably agrees that any Action based upon, arising out of or related to this Agreement, or the Transactions, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the Transactions in any other court. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) such Action in any such court is brought in an inconvenient forum; (B) the venue of such Action is improper; and (C) this Agreement, the Transactions or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding anything herein to the contrary, each Company Related Party and each of the other parties hereto (1) irrevocably and unconditionally submits to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in New York City in respect of any Action against the Financing Sources arising out of or relating to the provisions of this Agreement, the Backstop Commitment Letter, the Backstop Fee Letters, the Transactions and the other transactions contemplated hereby and thereby, including but not limited to any dispute arising out of or relating in any way to the Committed Backstop Financing or the performance thereof or the transactions contemplated thereby, and irrevocably agrees that all claims in respect of any such Action may be heard and determined in any such court, (2) agrees that service of any process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.02 shall be effective service of process against it for any Action relating to any such dispute, (3) waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such Action brought in any such court, and any claim that any such Action brought in any such court has been brought in an inconvenient forum and (4) agrees that a final judgment in any such Action brought in any such court may be enforced in any other courts to whose jurisdiction it is or may be subject by suit upon judgment.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE COMMITTED BACKSTOP FINANCING, THE BACKSTOP COMMITMENT LETTER OR THE PERFORMANCE THEREOF OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING IN ANY ACTION AGAINST ANY FINANCING SOURCE. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH ACTION; (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.13(b).

11.14 Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto or thereto do not fully perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder or thereunder to consummate this Agreement) in accordance with their specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the specific performance of the terms and provisions of this Agreement, or oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such injunction.

11.15 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding anything to the contrary in this Section 11.15, nothing in this Section 11.15 shall in any way limit (i) any liability of the parties to this Agreement for breaches of the terms and conditions of this Agreement or (ii) Acquiror’s or Merger Sub’s rights under the Support Agreements.

11.16 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representation, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing, including the Surviving Provisions.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Acquiror, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch
	Name:	Brian P. Lynch
	Title:	Executive Vice President, Chief Financial Officer and Chief Legal Officer

51 STEPS, INC.

By:	/s/ Patrick Burke
	Name:	Patrick Burke
	Title:	President and Chief Executive Officer

TOPGOLF INTERNATIONAL, INC.

By:	/s/ William Davenport
	Name:	William Davenport
	Title:	Vice President & Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

PERSONAL AND CONFIDENTIAL

October 27, 2020

Board of Directors

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to Callaway Golf Company (the “Company”) of the Aggregate Merger Consideration (as defined below) to be paid by the Company pursuant to the Agreement and Plan of Merger, dated as of October 27, 2020 (the “Agreement”), by and among the Company, 51 Steps, Inc., a wholly owned subsidiary of the Company, and Topgolf International, Inc. (“Topgolf”). The “Aggregate Merger Consideration” shall consist of (i) the Aggregate Common Stock Consideration (as defined in the Agreement) to be paid to the holders of the common stock, par value $0.0001 per share (the “Topgolf Common Stock”), of Topgolf and (ii) the Aggregate Preferred Stock Consideration (as defined in the Agreement) to be paid, collectively, to the holders of (a) Company Series A-1 Preferred Stock, (b) Company Series A-2 Preferred Stock, (c) Company Series B Preferred Stock, (d) Company Series C-1 Preferred Stock, (e) Company Series C-2 Preferred Stock, (f) Company Series E Preferred Stock, (g) Company Series F Preferred Stock, (h) Company Series G Preferred Stock and (i) Company Series H Preferred Stock (each as defined in the Agreement).

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Topgolf and any of their respective affiliates and third parties, including Providence Equity Partners (“PEP”), WestRiver Group (“WestRiver”), and Dundon Capital Partners (“Dundon”), each of which is a significant shareholder of Topgolf (together, the “Significant Shareholders”) and their respective affiliates and portfolio companies or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead advisor in connection with its private offering of 2.75% Convertible Notes due 2026 (aggregate principal amount $258,750,000). We also have provided certain financial advisory services to PEP and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Paysimple, Inc., a PEP portfolio company, in connection with its sale of a stake in August 2019; as a financial advisor to Galileo Global Education, a PEP portfolio company, in connection with its sale of a stake in July 2020; and as financial advisor to ZeniMax Media Inc., a PEP portfolio company, in connection with its sale announced in September 2020. We may also in the future provide financial advisory and/or underwriting services to the Company, Topgolf, the Significant Shareholders and their respective affiliates for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC

Board of Directors

Callaway Golf Company

October 27, 2020

Page Two

also may have co-invested with PEP, WestRiver and Dundon and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of PEP, WestRiver and Dundon from time to time and may do so in the future. In addition, a Director on the Board of the Company is currently affiliated with the Goldman Sachs Group, Inc. as a Director.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2019; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; annual audited financial statements for Topgolf for the three years ended December 31, 2019 and unaudited financial statements for Topgolf for the nine months ended September 27, 2020; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for Topgolf on a stand-alone basis prepared by its management, as adjusted by the management of the Company and approved for our use by the Company; and certain internal financial analyses and forecasts for the Company on a stand-alone basis and on a pro-forma basis giving effect to the Transaction as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”), including certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Topgolf regarding their assessment of the past and current business operations, financial condition and future prospects of Topgolf and with the members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the shares of Company Common Stock; compared certain financial and stock market information for the Company and certain financial information for Topgolf with similar financial and stock market information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Topgolf or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Topgolf or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Aggregate Merger Consideration to be paid by the Company pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any

Board of Directors

Callaway Golf Company

October 27, 2020

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other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including any allocation of the Aggregate Merger Consideration, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Topgolf, or any class of such persons in connection with the Transaction, whether relative to the Aggregate Merger Consideration to be paid pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Topgolf or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Topgolf or the ability of the Company or Topgolf to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Aggregate Merger Consideration to be paid by the Company is fair from a financial point of view to the Company.

Very truly yours,

/s/ Goldman Sachs & Co. LLC

Annex C

FORM OF SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of October 27, 2020, is entered into by and among Callaway Golf Company, a Delaware corporation (“Acquiror”), 51 Steps, Inc., a Delaware corporation and wholly-owned subsidiary of Acquiror (“Merger Sub”), and [•], a [•] (the “Stockholder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Acquiror, Topgolf International, Inc., a Delaware corporation (“Company”), and Merger Sub are entering into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger,” and together with the other transactions contemplated by the Merger Agreement, the “Transactions”);

WHEREAS, as of the Company Capitalization Measurement Time, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote the number of shares of Company Stock set forth on Schedule 1 attached hereto (the “Owned Shares”; the Owned Shares and any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”); and

WHEREAS, as a condition and inducement to the willingness of Acquiror and Merger Sub to enter into the Merger Agreement, the Stockholder is entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Acquiror, Merger Sub and the Stockholder hereby agree as follows:

1. Agreement to Vote. Subject to the earlier termination of this Agreement in accordance with Section 3 and to the last paragraph of this Section 1, the Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, by (or effective as of no later than) the second Business Day following the date that the Consent Solicitation Statement included in the Registration Statement is disseminated by the Company to the Stockholder in accordance with the terms of the Merger Agreement, the written consent in the form attached hereto as Exhibit A approving the Merger Agreement, the Merger and the other transactions contemplated thereby in respect of all of the Stockholder’s Covered Shares. In addition, subject to the last paragraph of this Section 1, prior to the Termination Date (as defined herein), the Stockholder, solely in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of the stockholders of the Company (including the written consent solicited pursuant to the Consent Solicitation Statement), the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(a) if and when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of (i) the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, and (ii) any other matters necessary or reasonably requested by the Company in connection with the consummation of the Merger and the other Transactions; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against (i) any Acquisition Proposal with respect to the Company and (ii) any other action, proposal, transaction or agreement that could reasonably be expected to (A) impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or the satisfaction of Acquiror’s, the Company’s or Merger Sub’s conditions under the Merger Agreement, (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement, (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement or (D) change in any manner the voting rights of any class of shares of Company Stock (including any amendments to the Company Certificate of Incorporation or Company Bylaws).

The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Company Board or the Company Board has effected a Company Change in Recommendation; provided, however, that in the event the Company Board effects a Company Change in Recommendation in compliance with Section 8.03(c) and Section 8.03(e) of the Merger Agreement: (i) the number of shares of Company Stock that the Stockholder shall be committed to vote (or execute a written consent in respect to) in accordance with the preceding provisions of this Section 1 shall be modified to be only such number that, when aggregated with the number of shares of Company Stock that other stockholders of the Company (other than Acquiror) are obligated to vote (or execute a written consent in respect to) pursuant to support agreements entered into as of the date hereof, shall not exceed (A) 30.00% of the total number of outstanding shares of Company Common Stock and Company Preferred Stock (on an “as converted basis”), being considered as its own class and (B) 39.00% of the total number of outstanding shares of Company Preferred Stock (on an “as converted basis”), being considered as its own class (collectively, the “Lock-Up Covered Shares”), such that the Stockholder shall only be obligated to execute a written consent with respect to, or otherwise vote, its pro rata portion of the Lock-Up Covered Shares in the manner set forth in this Section 1 and (ii) the Stockholder shall be entitled (in its sole discretion) to vote any shares of Company Stock that it is entitled to vote, other than the Lock-Up Covered Shares, in any manner.

2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of Acquiror, Merger Sub and the Stockholder and (iv) the election of the Stockholder in its sole discretion to terminate this Agreement following any amendment, supplement, waiver or other modification of any term or provision of the Merger Agreement without the prior written consent of such

Stockholder that reduces or changes the form of consideration payable pursuant to the Merger Agreement (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 13 to 25 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any Willful Breach of this Agreement prior to such termination, or fraud with respect to the representations and warranties contained in this Agreement.

4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Acquiror as to itself as follows:

(a) The Stockholder is the only record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than (i) Liens as created by this Agreement, (ii) Liens to which the Covered Shares and Stockholder are subject pursuant to the Company Certificate of Incorporation or the Company Bylaws and (iii) Liens to which the Covered Shares and Stockholder are subject pursuant to any agreements between the Company and the Company Stockholders to be terminated in accordance with Section 8. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities exercisable for or convertible into shares of capital stock of the Company) or any interest therein.

(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would reasonably be expected to interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the applicable requirements of the HSR Act and any other applicable Antitrust Law, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Authority or any other Person in connection with the execution, delivery and performance by the Stockholder of this Agreement and the consummation of the transactions contemplated hereby.

(e) The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder, or the Covered Shares, pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, (x) for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby and (y) for the Stockholder’s obligations pursuant to that certain Sixth Amended and Restated Voting Agreement of the Company, dated as of September 17, 2020 (the “Voting Agreement”).

(f) As of the date of this Agreement, there is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement or that would reasonably be expected to impair the ability of the Stockholder to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement on a timely basis.

(g) The Stockholder understands and acknowledges that Acquiror and Merger Sub are entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

(h) No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby and by the Merger Agreement based upon arrangements made by or, to the knowledge of the Stockholder, on behalf of the Stockholder.

5. Representations and Warranties of Acquiror and Merger Sub. Each of Acquiror and Merger Sub hereby represents and warrants to the Stockholder as follows:

(a) Each of Acquiror and Merger Sub (i) is a legal entity duly organized, validly existing and in good standing under the Laws of the state of Delaware, and (ii) has all requisite corporate power and authority and has taken all corporate action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Acquiror and Merger Sub and constitutes a legal, valid and binding agreement of Acquiror and Merger Sub enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and the consents and approvals described in Section 5.05 of the Merger Agreement, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Acquiror or Merger Sub from, or to be given by Acquiror or Merger Sub to, or be made by Acquiror or Merger Sub with, any Governmental Authority in connection with the execution, delivery and performance by Acquiror and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, except for any such filing, notice, report, consent, registration, approval, permit, waiver, expiration or authorization that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Acquiror and Merger Sub’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(c) The execution, delivery and performance of this Agreement by Acquiror and Merger Sub do not, and the consummation of the transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents or the organizational documents of Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of Acquiror or Merger Sub pursuant to any Contract binding upon Acquiror or Merger Sub, or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 5(b), under any applicable Law to which Acquiror or Merger Sub is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon Acquiror or Merger Sub, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair Acquiror and Merger Sub’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby.

6. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Subject to Section 6(b) hereof, prior to the Termination Date, the Stockholder shall not, and shall cause its controlled Affiliates and Subsidiaries not to and shall use its reasonable best efforts to cause its and their respective Representatives acting on their respective behalf, not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to the Company, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal with respect to the Company, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal with respect to the Company, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal with respect to the Company or (v) resolve or agree to do any of the foregoing. The Stockholder agrees that immediately following the execution of this Agreement it shall, and shall cause each of its controlled Affiliates and Subsidiaries and shall use its reasonable best efforts to cause its Representatives acting on its or their respective behalf to, cease any solicitations or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal with respect to the Company. The Stockholder shall promptly (and in any event within 24 hours) notify, in writing, Acquiror of the receipt by the Stockholder in such capacity of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to lead to, or result in, an Acquisition Proposal with respect to the Company.

(b) Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees, professional advisors and other stockholders of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by Section 6(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of Section 6(a)), (ii) the Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, (iii) any breach by the Company of its obligations under Section 8.03(a) of the Merger Agreement shall not be considered a breach of Section 6(a), and (iv) the Stockholder shall be entitled to review any Acquisition Proposal with respect to the Company, received by the Company after the date hereof that did not result from a breach of Section 8.03 of the Merger Agreement and shared with the Stockholder, and, solely to the extent the Company Board has made the determinations set forth in Section 8.03(c) of the Merger Agreement, to discuss and confirm with the Company the willingness of the Stockholder to support, or lack thereof, such Acquisition Proposal in the event this Agreement is terminated.

(c) The Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Acquiror, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 6(c) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation of this Section 6(c) with respect to the Stockholder’s Covered Shares shall be null and void.

(d) The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

7. HSR Act. In connection with the Transactions, the Stockholder and Acquiror shall, or shall cause their respective Affiliates to, comply promptly but in no event later than 15 Business Days after the date hereof with all applicable notification and reporting requirements of the HSR Act. Acquiror and the Stockholder shall each use their reasonable best efforts to furnish to the other party as promptly as reasonably practicable all information required for any notification, application or filing to be made pursuant to the HSR Act in connection with the Transactions. The Stockholder and Acquiror shall use their reasonable best efforts to (i) cooperate in good faith with the Regulatory Consent Authorities; and (ii) obtain the termination or expiration of all waiting periods under the HSR Act, in each case, in connection with the Transactions. The Stockholder shall pay 100% of all filing fees associated with filings it makes pursuant to the HSR Act.

8. Termination of Certain Agreements. The Stockholder hereby agrees to execute and deliver such additional documents and take all such further action as may be reasonably necessary to cause each of (a) the Voting Agreement, (b) the Fifth Amended and Restated Investors’ Rights Agreement of the Company, dated as of September 17, 2020, and (c) the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company, dated as of September 17, 2020, to be, contingent upon (i) the occurrence of the Closing and (ii) receipt of approval of the requisite parties (including the Company), terminated without any further force and effect effective immediately prior to the Effective Time, and the Stockholder hereby agrees to the waiver of any rights of first refusal, preemptive rights, rights of co-sale, and registration rights with respect to the Transactions.

9. Further Assurances. From time to time, at Acquiror’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions reasonably necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against Acquiror, Acquiror’s Affiliates, the Company or any of their respective Subsidiaries, successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including the Per Share Common Stock Consideration and the Per Share Preferred Stock Consideration, or alleging a breach of any duty of the Company Board or Acquiror Board in connection with the Merger Agreement, this Agreement or the transactions contemplated hereby or the Transactions) or the consummation of the transactions contemplated hereby and the Transactions. To the extent permitted by Law, the Stockholder hereby irrevocably and unconditionally waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent in connection with the Merger that the Stockholder may have by virtue of ownership of the Covered Shares.

10. Disclosure. The Stockholder hereby authorizes the Company and Acquiror to publish and disclose in any announcement or disclosure required by the SEC the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement; provided, that prior to any such publication or disclosure the Company and Acquiror have provided the Stockholder with a reasonable opportunity to review and comment upon such announcement or disclosure, which comments the Company and Acquiror will consider in good faith.

11. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares,” “Covered Shares” and “Lock-Up Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

12. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Acquiror, Merger Sub and the Stockholder.

13. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

14. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered in person; (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid; (c) when delivered by FedEx or other nationally recognized overnight delivery service; or (d) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), if the sender within one Business Day sends a confirming copy of such notice by FedEx or other nationally recognized overnight delivery service, addressed as follows:

if to the Stockholder, to it at:

[●]

[●]

[●]

Attn: [●]

E-mail: [●]

with a copy to:

[●]

[●]

[●]

Attn: [●]

E-mail: [●]

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

100 Federal Street

Boston, MA 02110

Attn: Kevin J. Sullivan

and

Weil, Gotshal & Manges LLP

200 Crescent Court

Dallas, TX 75201

Attn: James R. Griffin

         David B. Gail

if to Acquiror, to it at:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn: Brian P. Lynch

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn: Craig M. Garner

          Kevin C. Reyes

15. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Acquiror any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Acquiror shall have no authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

16. Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written and oral, that may have been entered into by or among any of the parties hereto relating to the transactions contemplated hereby.

17. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Acquiror in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 10.

18. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

(b) Each party hereto irrevocably agrees that any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court declines to exercise jurisdiction, any federal court located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such Action: (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process; (ii) that it or its property is exempt or immune from jurisdiction of such courts or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); and (iii) that (A) such Action in any such court is brought in an inconvenient forum; (B) the venue of such Action is improper; and (C) this Agreement, the transactions contemplated hereby or the subject matter hereof, may not be enforced in or by such courts.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH ACTION; (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 18(c).

19. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any attempted assignment in violation of the terms of this Section 19 shall be null and void, ab initio.

20. Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto or thereto do not fully perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder or thereunder to consummate this Agreement) in accordance with their specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 3, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated hereby, including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement, and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the specific performance of the terms and provisions of this Agreement, or oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 20 shall not be required to provide any bond or other security in connection with any such injunction.

21. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid, illegal or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid, legal and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the intent of the parties.

22. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and shall become effective when each party hereto has received counterparts signed by each of the other parties (it being understood and agreed that delivery of a signed counterpart signature page to this Agreement by facsimile transmission, by electronic mail in portable document format (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document shall constitute valid and sufficient delivery thereof).

23. Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

24. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity, and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

25. Stockholder Release. The Stockholder further acknowledges and agrees as follows:

(a) From and after (and effective upon) the Effective Time, the Stockholder, on behalf of itself and each of its past, present and future controlled Affiliates, parent entities, Subsidiaries, predecessors, officers, directors, members, partners, employees, agents, representatives, successors and assigns (collectively, the “Releasors”), hereby irrevocably and unconditionally releases and forever discharges each of Acquiror, Merger Sub, the Company, the Surviving Company and each of their respective past and present controlled Affiliates, parent entities, Subsidiaries, predecessors, officers, directors, stockholders, members, partners, employees, agents, representatives, heirs, estates, successors and assigns (individually, a “Releasee” and, collectively, the “Releasees”) from any and all past, present and future disputes, claims, counter-claims, controversies, demands, rights, obligations, promises, agreements, contracts, liabilities, debts, encumbrances, costs (including attorneys’ fees and costs), expenses, judgments, damages, losses, Actions and other causes of action of every kind and nature, whether direct or indirect, known or unknown, fixed or contingent, accrued or not accrued, liquidated or unliquidated or due or to become due, whether arising or pleaded in law or in equity, whether based on fraud, under contract, statute, tort or otherwise (“Claims”), which the Stockholder or any of the Releasors now have, may ever have had in the past or may have in the future against any of the Releasees, in each case, to the extent related to the period prior to the Effective Time and in any way arising out of or relating to the Stockholder’s capacity as a stockholder of the Company and/or direct or indirect ownership interest in the Company (including in respect of rights of contribution or indemnification) (such Claims, the “Released Claims”), including (i) the Stockholder’s ownership or purported ownership of the Covered Securities or (ii) the Transactions, including, without limitation, any and all Claims that the Releasors may have against any of the Releasees with respect to any contract, agreement or other arrangement (whether written or verbal), breach or alleged breach of fiduciary duty or otherwise; provided, that the Released Claims shall not cover Claims (i) arising from rights of any Releasor under or to (A) the Merger Agreement or any ancillary agreement contemplated by the Merger Agreement (including this Agreement), (B) any indemnification, exculpation or advancement of expenses provisions for the benefit of directors, officers, employees or other individuals contained in the Company Certificate of Incorporation, the Company Bylaws, the equivalent constituent documents of any Subsidiary of the Company or any indemnification agreement between the Company and any Releasor, (C) any insurance policy acquired by the Company for the benefit of its directors, managers and officers, or (D) salaries, bonuses, benefits or other compensation, and any reimbursable expenses, in each case that are due and payable to the Releasor in respect of services provided by the Releasor to the Company or its Subsidiaries; (ii) that do not involve or relate directly or indirectly to the Company or any of its controlled Affiliates or Subsidiaries; or (iii) which cannot be waived as a matter of law (collectively, the “Unreleased Claims”). The Stockholder (for itself and each of the Releasors) hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any claim, suit, action or proceeding of any kind against any Releasee based upon any Claim released or purported to be released pursuant to the foregoing.

(b) It is the intention of the Releasor that this release shall be effective as a full and final accord, satisfaction and release of all of the Claims released or purported to be released pursuant to the foregoing. In furtherance of this intention, Releasor hereby acknowledges and agrees that this release shall extend to any and all such Claims, whether known or unknown, foreseeable or unforeseeable, disclosed or undisclosed, and expressly waives and relinquishes any right any Releasor may have under any statute or rule which may prohibit the release of future rights or a release with respect to unknown claims.

(c) The Stockholder (i) represents, warrants and acknowledges that the Stockholder has been fully advised by the Stockholder’s attorney of the contents of Section 1542 of the Civil Code of the State of California, and (ii) hereby expressly waives the benefits thereof and any rights that the Stockholder may have thereunder. Section 1542 of the Civil Code of the State of California provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

(d) The Stockholder also hereby waives the benefits of, and any rights that the Stockholder may have under, any statute or common law principle of similar effect in any jurisdiction with respect to the Released Claims. The Stockholder understands and acknowledges (for itself and each of the Releasors) that it may discover facts different from, or in addition to, those which it knows or believes to be true with respect to the Released Claims, and agrees that (i) it is the intention of the Stockholder to fully, finally and forever waive, settle, release and relinquish all such Released Claims against any Releasee (other than Unreleased Claims), and (ii) this release shall be and remain effective in all respects notwithstanding any subsequent discovery of different and/or additional facts.

(e) The Stockholder represents, acknowledges and agrees that it has read this release and understands its terms and has been given an opportunity to ask questions of Acquiror’s or the Company’s representatives. The Stockholder further represents that in signing this Agreement it does not rely, and has not relied, on any representation or statement not set forth in this Agreement made by any representative of Acquiror or anyone else with regard to the subject matter, basis or effect of this release or otherwise.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

CALLAWAY GOLF COMPANY

By:
Name:
Title:

51 STEPS, INC.

By:
Name:
Title:

[Signature Page to Support Agreement]

[●]

By:
Name:
Title:

[Signature Page to Support Agreement]

Schedule 1

Stockholder	Company Common Stock	Company Series A-1 Preferred Stock	Company Series A-2 Preferred Stock	Company Series B Preferred Stock	Company Series C-1 Preferred Stock	Company Series C-2 Preferred Stock	Company Series E Preferred Stock	Company Series F Preferred Stock	Company Series G Preferred Stock	Company Series H Preferred Stock

Exhibit A

WRITTEN CONSENT

IN LIEU OF A

MEETING OF STOCKHOLDERS

OF

TOPGOLF INTERNATIONAL, INC.

[●], 2020

The undersigned (the “Stockholder”), being the holder of shares of [common stock] [and] [Series [●] preferred stock] of Topgolf International, Inc., a Delaware corporation, (the “Company”), acting pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby irrevocably consent to the adoption of the following resolutions in lieu of a meeting with respect to [all of the shares of [common stock] [and] [Series [●] preferred stock] of the Company held by the Stockholder][only a number of shares of [common stock] [and] [Series [●] preferred stock] of the Company held by the Stockholder equal to [●]% of the issued and outstanding shares of common stock of the Company (on an “as converted basis”)], effective as of the date set forth opposite the Stockholder’s name on the signature page hereto:

MERGER AGREEMENT

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of October 27, 2020 (the “Merger Agreement”), by and among the Company, Callaway Golf Company, a Delaware corporation (“Acquiror”) and 51 Steps, Inc., a Delaware corporation (“Merger Sub”), a copy of which has been provided to the undersigned Stockholder (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement and to consummate the transactions contemplated thereby, including the Merger, (ii) approved the Merger Agreement and the execution, delivery and performance thereof and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) subject to Section 8.03 of the Merger Agreement, recommended the adoption of the Merger Agreement and the approval of the Transactions, including the Merger, by the holders of the shares of the Company Stock, upon the terms and subject to the conditions set forth therein;

WHEREAS, (i) the affirmative vote in favor of the adoption of the Merger Agreement by a majority of the votes entitled to be cast thereon by the stockholders of the Company is required pursuant to Section 251 of the DGCL, and (ii) the affirmative vote in favor of the adoption of the Merger Agreement by the holders of 60% of the outstanding shares of Preferred Stock (as such term is defined in the Fifth Amended and Restated Certificate of Incorporation of the Company, dated as of September 18, 2020 (the “Charter”) of the Company is required pursuant to Section B.3.2(b) of the Charter, upon the terms and subject to the conditions set forth in the Merger Agreement; now, therefore, be it

RESOLVED, that the Merger Agreement and the Transactions, including the Merger, are hereby adopted and approved in all respects, and the undersigned Stockholder hereby votes [all of the shares of [common stock] [and] [Series [●] preferred stock] of the Company held by the Stockholder][only a number of shares of [common stock] [and] [Series [●] preferred stock] of the Company held by the Stockholder equal to (i) [●]% of the issued and outstanding shares of common stock and preferred stock of the Company (on an “as converted basis”), being considered as its own class, and (ii) [●]% of the issued and outstanding shares of preferred stock of the Company (on an “as converted basis”), being considered as its own class] in favor of the adoption and approval of the Merger Agreement and the Transactions, including the Merger; and

FURTHER RESOLVED, that the undersigned Stockholder hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.

[Remainder of page intentionally left blank.

Signature page follows.]

Annex D

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of the 27th day of October, 2020, by and among Callaway Golf Company, a Delaware corporation (the “Company”), and each of the investors listed on Schedule A hereto and any additional investor that becomes a party to this Agreement in accordance with Section 5.1 hereof.

RECITALS

WHEREAS, the Company and Topgolf International, Inc., a Delaware corporation (“Topgolf”), are party to that certain Agreement and Plan of Merger, dated as of October 27, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Topgolf and 51 Steps, Inc., a Delaware corporation (“Merger Sub”), pursuant to which, (i) Merger Sub will merge with and into Topgolf, with Topgolf being the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”), and (ii) by virtue of the Merger, former stockholders of Topgolf will receive newly issued shares of Acquiror Common Stock (terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement);

WHEREAS, as a result of the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), each of the Providence Stockholders (as defined below), the West River Stockholders (as defined below) and the Dundon Stockholders (as defined below), each of which are currently stockholders of Topgolf, will become a stockholder of the Company and will cease to be a stockholder of Topgolf; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the parties hereto desire to enter into this Agreement, to be effective upon the consummation of the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the mutual agreements and understandings set forth herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 “Affiliate” shall mean, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. “Affiliate” with respect to the Providence Stockholders, the West River Stockholders and the Dundon Stockholders, respectively, shall not include the Company or its subsidiaries. As used in this definition, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

1.2 “Beneficially Own” shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Exchange Act. For the avoidance of doubt, (i) the beneficial ownership of the Providence Stockholders shall be aggregated together along with the beneficial ownership of their Affiliates, (ii) the beneficial ownership of the West River Stockholders shall be aggregated together along with the beneficial ownership of their Affiliates and (iii) the beneficial ownership of the Dundon Stockholders shall be aggregated together along with the beneficial ownership of their Affiliates.

1.3 “Company Organizational Documents” shall mean the Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on May 13, 2020, and the Seventh Amended

and Restated Bylaws of the Company, effective as of May 12, 2020, in each case as may be amended, supplemented, restated or otherwise modified from time to time.

1.4 “Company Shares” shall mean the Acquiror Common Stock and any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Acquiror Common Stock, including options and warrants.

1.5 “Director” shall mean a member of the Board of Directors of the Company.

1.6 “Dundon Director” shall mean an individual elected to the Board of Directors who has been nominated or appointed by the Dundon Stockholders pursuant to this Agreement. For the avoidance of doubt, Thomas Dundon shall be deemed to have been nominated or appointed, as applicable, by the Dundon Stockholders pursuant to this Agreement.

1.7 “Dundon Stockholders” shall mean DDFS Partnership, LP together with its successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.1.

1.8 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.9 “Initial Dundon Shares” shall mean the aggregate number of Company Shares Beneficially Owned by the Dundon Stockholders immediately following the Closing.

1.10 “Initial Providence Shares” shall mean the aggregate number of Company Shares Beneficially Owned by the Providence Stockholders immediately following the Closing.

1.11 “Initial West River Shares” shall mean the aggregate number of Company Shares Beneficially Owned by the West River Stockholders immediately following the Closing.

1.12 “Investor Director” means any of the Providence Director, West River Director and Dundon Director.

1.13 “Investor Stockholder” shall mean any of the Providence Stockholders, West River Stockholders and Dundon Stockholders.

1.14 “Lock-up Period” shall mean the period beginning on the date hereof and ending on the date that is 180 days after the date of the Closing.

1.15 “Lock-up Shares” shall mean any Company Shares, excluding any Company Shares received as Series H Per Share Consideration (as such term is defined in the Merger Agreement).

1.16 “Necessary Action” shall mean, with respect to a specified result, all actions (to the extent such actions are permitted by law and do not conflict with the terms of this Agreement) reasonably necessary to cause such result, including (i) voting or providing a written consent or proxy with respect to the Company Shares, (ii) executing agreements and instruments, (iii) causing the members of the Board of Directors to take such actions (to the extent allowed by Delaware law) and/or (iv) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations, publications or similar actions that are required to achieve such result.

1.17 “Permitted Transferee” shall mean, with respect to any Person, (i) any Affiliate of such Person, (ii) with respect to any Person that is an investment fund, vehicle or similar entity, (x) any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor and (y) any direct or indirect limited partner or investor in such investment fund, vehicle or similar entity or any direct or indirect limited partner or investor in any other investment fund, vehicle or similar entity of which such Person or an Affiliate, advisor or manager of such Person serves as the general partner, manager or advisor (provided, however, that in no event shall any “portfolio companies” (as such term is customarily used in the private equity industry) of any Investor Stockholder or any entity that is controlled by a “portfolio company” of an Investor Stockholder constitute a Permitted Transferee) and (iii) in the case of any Person who is an individual, (x) any successor by death or (y) any trust, partnership, limited liability company or similar entity solely for the benefit of such individual or such individual’s spouse or lineal descendants, provided that such individual acts as trustee, general partner or managing member and retains the sole power to direct the voting and disposition of the transferred Company Shares.

1.18 “Person” shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.19 “Providence Director” shall mean an individual elected to the Board of Directors who has been nominated or appointed by the Providence Stockholders pursuant to this Agreement. For the avoidance of doubt, Scott Marimow shall be deemed to have been nominated or appointed, as applicable, by the Providence Stockholders pursuant to this Agreement.

1.20 “Providence Stockholders” shall mean PEP TG Investments LP together with its successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.1.

1.21 “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.22 “West River Director” shall mean an individual elected to the Board of Directors who has been nominated or appointed by the West River Stockholders pursuant to this Agreement. For the avoidance of doubt, Erik J. Anderson shall be deemed to have been nominated or appointed, as applicable, by the West River Stockholders pursuant to this Agreement.

1.23 “West River Stockholders” shall mean TGP Investors, LLC and TGP Investors II, LLC together with their respective successors and any Permitted Transferee that becomes a party hereto pursuant to Section 5.1.

2. Board of Directors.

2.1 Subject to the terms and conditions of this Agreement, including the limitations set forth in Section 2.3 and Section 2.5, from and after the Closing, (i) the Providence Stockholders shall have the right to designate one (1) person to be appointed or nominated, as the case may be, for election to the Board of Directors (including any successor, the “Providence Nominee”), (ii) the West River Stockholders shall have the right to designate one (1) person to be appointed or nominated, as the case may be, for election to the Board of Directors (including any successor, the “West River Nominee”) and (iii) the Dundon Stockholders shall have the right to designate one (1) person to be appointed or nominated, as the case may be, for election to the Board of Directors (including any successor, the “Dundon Nominee”, and together with the West River Nominee and the Providence Nominee, each a “Nominee”), in each case, by giving written notice to the Company as soon as reasonably practicable, and in no event later than ten (10) days, after such Investor Stockholders’ receipt of written notice from the Company of the date of the applicable meeting of stockholders from the Company; provided, that in the event an Investor Stockholder fails to designate a Nominee within such ten (10) day period, such Investor Stockholder shall automatically be deemed to have designated its incumbent Director; provided, further, however, that the initial Nominees shall be appointed as set forth in Section 2.2.

2.2 The Company shall take all Necessary Action such that, as of the Closing, the Providence Nominee, the West River Nominee and the Dundon Nominee shall be appointed to the Board of Directors with terms ending at the next annual meeting of stockholders following the Closing.

2.3 Subject to the terms and conditions of this Agreement, from and after the Closing:

(a) for so long as the Providence Stockholders Beneficially Own, in the aggregate, a number of Company Shares equal to or greater than fifty percent (50%) of the total number of Initial Providence Shares, the Providence Stockholders shall have the right to nominate, in the aggregate, a number of Nominees equal to one (1) less the number of Providence Directors who are then serving but not up for election;

(b) for so long as the West River Stockholders Beneficially Own, in the aggregate, a number of Company Shares equal to or greater than fifty percent (50%) of the total number of Initial West River Shares, the West River Stockholders shall have the right to nominate, in the aggregate, a number of Nominees equal to one (1) less the number of West River Directors who are then serving but not up for election; and

(c) for so long as the Dundon Stockholders Beneficially Own, in the aggregate, a number of Company Shares equal to or greater than fifty percent (50%) of the total number of Initial Dundon Shares, the Dundon Stockholders shall have the right to nominate, in the aggregate, a number of Nominees equal to one (1) less the number of Dundon Directors who are then serving but not up for election;

in each case, subject to such Nominee’s satisfaction of (i) the requirements necessary for such Nominee to be “independent” in accordance with applicable laws, regulations and listing standards of the New York Stock Exchange and (ii) such other criteria and qualifications for service as a director applicable to other non-employee Directors of the Company as in effect from time to time. Without limiting the foregoing, each Nominee shall be required to tender, prior to appointment or nomination, as the case may be, for election to the Board of Directors, an irrevocable resignation that will be effective upon the occurrence of both (1) written notice from the Company of a Disqualifying Event (as defined below), including a basis for such determination, with respect to the Investor Stockholder that designated such Nominee and (2) the Board of Directors’ acceptance of such resignation.

2.4 Subject to Section 2.5(b) below, the Company shall take all actions reasonably necessary to ensure that: (i) the applicable Nominees that are properly nominated pursuant to Section 2.3 are included in the Board of Directors’ slate of nominees to the stockholders of the Company for each election of Directors; and (ii) each applicable Nominee that is properly nominated pursuant to Section 2.3 and up for election is included in the proxy statement prepared by the Company in connection with soliciting proxies for every meeting of the stockholders of the Company called with respect to the election of members of the Board of Directors, and at every adjournment or postponement thereof, and on every action or approval by written resolution of the stockholders of the Company or the Board of Directors with respect to the election of members of the Board of Directors. It is understood and agreed that the aggregate number of Initial Providence Shares, Initial West River Shares and Initial Dundon Shares will be reflected on Schedule A hereto as soon as practicable following the Closing.

2.5 Removal; Resignation.

(a) Subject to the Company Organizational Documents, no Investor Director may be removed from the Board of Directors other than for cause unless such removal is directed or approved by the Investor Stockholder entitled to designate such individual pursuant to this Section 2.1. Any Investor Director may resign at any time upon notice to the Company. If any Investor Stockholder that is entitled to designate an Investor Director hereunder notifies the Company and the other Investor Stockholders that such Investor Stockholder desires to remove such Investor Director previously designated by such Investor Stockholder, with or without cause, then the parties shall take all Necessary Action to cause such removal of such Investor Director, including voting all Company Shares in favor of, or executing a written consent authorizing, such removal.

(b) In the event an Investor Stockholder or any of its controlled Affiliates or subsidiaries engages, directly or indirectly, in a Competitive Business, or otherwise possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of a Person who engages in a Competitive Business, whether through the ownership of voting securities, by contract or otherwise (a “Disqualifying Event”), such Investor Stockholder’s right to designate a Nominee pursuant to Section 2.1 shall be immediately suspended for so long as a Disqualifying Event is continuing; provided that such Investor Stockholder’s right to designate a Nominee shall automatically terminate and be of no further force or effect if and when a Disqualifying Event continues for a period of one (1) year after (i) such Investor Stockholder’s receipt of written notice from the Company, in the event the Investor Stockholder reasonably promptly notifies the Company in writing of such Disqualifying Event as required by the last sentence of this Section 2.5(b), or (ii) the occurrence of such Disqualifying Event, in the event the Investor Stockholder fails to provide such notice within ten (10) days of becoming aware of such Disqualifying Event. For purposes of this Section 2.5(b), “Competitive Business” means the same or substantially similar business activities or lines of business as the Company or its subsidiaries then engages in. Each Investor Stockholder hereby agrees to reasonably promptly, and in any event within ten (10) days, notify the Company in writing of any Disqualifying Event, including a basis for such determination, with respect to such Investor Stockholder or any of its controlled Affiliates or subsidiaries.

2.6 Vacancies. In the event that a vacancy is created on the Board of Directors at any time by the death, disability, retirement, resignation or removal of any Investor Director, each party shall take all Necessary Action as will result in the election or appointment as an Investor Director of an individual designated to fill such vacancy and serve as an Investor Director by the applicable Investor Stockholder, that had, pursuant to Section 2.1, designated the Investor Director whose death, disability, retirement, resignation or removal resulted in such vacancy on the Board of Directors; provided such vacancy is not a result of a Disqualifying Event. Notwithstanding anything to the contrary, the director position for such Investor Director shall not be filled pending such designation and appointment, unless the applicable Investor Stockholder fails to designate such Nominee for more than fifteen (15) days, after which the Company may appoint a successor Director until the applicable Investor Stockholder makes such designation.

2.7 Expenses; D&O Insurance. Any Director who is nominated pursuant to the terms of this Agreement shall be entitled to (i) the same reimbursement for travel and other expenses paid to other non-employee Directors incurred in connection with his or her duties as a Director, including any service on any committee of the Board of Directors, and (ii) the same indemnification rights provided to other non-employee Directors, and the Company shall maintain in full force and effect directors’ and officers’ liability insurance to the same extent it indemnifies and provides insurance for other non-employee Directors.

2.8 Covenant to Vote. Each Investor Stockholder hereby agrees with the Company to take all Necessary Action to, and to vote all Company Shares owned or held of record by such Investor Stockholder at any such meeting of stockholders of the Company, or take all actions by written consent in lieu of any such meeting as may be necessary, to cause the Company to elect as Directors those individuals included in the slate of nominees proposed by the Board of Directors to the Company’s stockholders for each election of Directors, including the Nominees designated in accordance with this Article 2, and to otherwise effect the intent of the provisions of this Article 2.

2.9 Restrictions on Other Agreements. No Investor Stockholder shall grant any proxy or enter into or agree to be bound by any voting trust with respect to the Company Shares nor shall any Investor Stockholder enter into any other agreements or arrangements of any kind with any Person with respect to the Company Shares on terms which conflict with the provisions of this Agreement (whether or not such proxy, voting trust, agreements or arrangements are with other stockholders of the Company that are not parties to this Agreement or otherwise).

2.10 Additional Management Provisions. The parties hereby agree, notwithstanding anything to the contrary in any other agreement and to the fullest extent permitted by law, that when any of the Investor Stockholders take any action under this Agreement to give or withhold their consent in their respective capacity as the stockholders, the applicable Investor Stockholders shall have no duty (fiduciary or other) to consider the interests of the Company or its subsidiaries or the other Company stockholders and may act exclusively in its own interest and shall have only the duty to act in good faith and engage in fair dealing; provided, however, that notwithstanding anything contained in this Section 2.10, this Section 2.10 shall in no way affect the obligations of the parties hereto to comply with the provisions of this Agreement and the Company Organizational Documents or affect the duties of the Directors. Each party hereby waives, to the fullest extent permitted by law, all claims, actions or other rights to which such party might otherwise be entitled and agrees not to bring any claim or action (in law or equity) (other than with respect to breaches of contractual provisions under this Agreement) against any Investor Stockholder, the Company or any of the Company’s subsidiaries in connection with (a) a failure to fulfill a duty (fiduciary or other) to consider the interests of the Company, the Company’s subsidiaries or the other Company stockholders when taking any actions under this Agreement in accordance with the prior sentence in their capacity as Investor Stockholders or (b) such Investor Stockholder’s actions taken in pursuit of its own interests ahead of the interests of the Company, the Company’s subsidiaries or the other Investor Stockholders; provided, in each case, that such Investor Stockholder, as applicable, has taken such actions in good faith and engaged in fair dealing.

3. Transfers of Shares. Each of the Investor Stockholders agrees that he, she or it will not, during the Lock-up Period, (i) lend; offer; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, in each case whether effected directly or indirectly, any Lock-up Shares Beneficially Owned by such Investor Stockholder, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-up Shares or other securities, in cash, or otherwise or (iii) publicly announce the intention to effect any of the transactions covered in clauses (i) and (ii) above; provided, that nothing herein shall prohibit any Investor Stockholder from (A) pledging any Company Shares in connection with such Person’s entry into a credit facility or any other bona fide borrowing or similar lending arrangement, which shall include margin loans; provided, further, that for the avoidance of doubt, any pledgee who receives Company Shares following the exercise of remedies shall not be subject to the restrictions set forth in this Section 3 or (B) transferring any Lock-up Shares as a distribution or transfer to general partners, limited partners, members or stockholders of the Investor Stockholder, or to any corporation, partnership, limited liability company, investment fund or other entity which controls or manages or is controlled or managed by the Investor Stockholder, or to any Affiliate under common control or management with the Investor Stockholder; provided that (1) each such transferee agrees to be bound in writing by the restrictions set forth herein, (2) any such transfer shall not involve a disposition for value and (3) no public filing or public disclosure shall be required or voluntarily made during the Lock-up Period in connection with any such transfer (other than required filings under Section 13(d) or 13(g) or Section 16 of the Exchange Act). The Investor Stockholders also agree and consent to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of Lock-up Shares except in compliance with the foregoing restrictions.

4. Right to Conduct Activities. The parties expressly acknowledge and agree that in the event that any Investor Stockholder or any Investor Director or any of their respective Affiliates acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Company or its subsidiaries and such Investor Stockholder, Investor Director or any other Person, the Investor Stockholder, Investor Director or Affiliate thereof, as applicable, shall have no duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or its subsidiaries, as the case may be, and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to the Company or its subsidiaries or their respective Affiliates or equityholders for breach of any duty (contractual or otherwise) by reason of the fact that such Investor Stockholder, Investor Director or Affiliate, as applicable, directly or indirectly, pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to the Company or its subsidiaries, unless such corporate opportunity is expressly offered to such Investor Director in his or her capacity as a Director; provided, however, that the foregoing shall not relieve any Investor Director from his or her fiduciary duties to the Company.

5. Miscellaneous.

5.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by an Investor Stockholder to a Permitted Transferee of such Investor Stockholder; provided, however, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Company Shares with respect to which such rights are being transferred; and (y) such Permitted Transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

5.2 Effectiveness; Termination. This Agreement shall not be effective until the Closing. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect. This Agreement shall terminate and be of no further force and effect upon the earlier of (i) the written agreement of the Company and the Investor Stockholders holding a majority of the Company Shares then held by all Investor Stockholders that then have the right to nominate a Director for election to the Board of Directors pursuant to Article 2 to terminate this Agreement and (ii) such time following the Lock-up Period as the Investor Stockholders no longer have the right to nominate any Nominees hereunder; provided in each case that such termination shall not release any party of any liability for any breach of this Agreement occurring prior to such termination.

5.3 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware, including without limitation Delaware laws relating to applicable statutes of limitation and burdens of proof.

5.4 Counterparts: Facsimile. This Agreement may be executed in multiple counterparts (including facsimile and electronic), each of which shall be an original but all of which together shall constitute but one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.5 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

5.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day, if sender on the same day sends a confirming copy of such notice by a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt; or (iii) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt.

If to the Company:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn:        Brian P. Lynch

E-mail:

with a copy to (which will not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn:        Craig M. Garner

                Kevin C. Reyes

E-mail:

If to an Investor Stockholder, to the address set forth below such Investor Stockholder’s name on Schedule A hereto.

5.7 Amendments and Waivers. This Agreement may be amended only by a written instrument duly executed by the Company and each of the Investor Stockholders that then has the right to nominate a Director for election to the Board of Directors pursuant to Article 2; provided, however, that Schedule A to this Agreement may be amended at any time by the Company to add as a party hereto any Person that acquires any Company Shares in compliance with the terms of this Agreement and executes a supplemental signature page; provided, further, that Schedule A to this Agreement shall be updated upon the consummation of the Merger as provided herein to set forth the number of Company Shares that each Investor Stockholder Beneficially Owns immediately following the Closing. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

5.8 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

5.9 Conflict with Company Organizational Documents. In the event of a conflict between the Company Organizational Documents and this Agreement, it is expressly agreed that as between the Investor Stockholders this Agreement shall prevail and the parties shall use reasonable best efforts to ensure continued compliance by the Company with the Company Organizational Documents. For the avoidance of doubt, nothing contained in this Agreement shall be deemed to constitute an amendment of the Company Organizational Documents or of any previous certificate of incorporation of the Company. Notwithstanding any other provisions of this Agreement, to the extent not inconsistent with Delaware law, the Company undertakes to be bound by and comply with the terms and conditions of this Agreement insofar as the same relates to the Company and any subsidiaries of the Company and to act in all respects as contemplated by this Agreement.

5.10 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

5.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction. WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

5.12 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.13 Acknowledgement. Each of the parties hereby acknowledges and agrees that the Investor Stockholders are acting independently of each other and nothing herein, or in the Merger Agreement or any of the ancillary agreements to be entered into in connection therewith, shall be deemed to create any agreement, arrangement or understanding between or among any of the Providence Stockholders, the West River Stockholders and the Dundon Stockholders. All agreements of the Providence Stockholders are between the Providence Stockholders and the Company, all agreements of the West River Stockholders are between the West River Stockholders and the Company, and all agreements of the Dundon Stockholders are between the Dundon Stockholders and the Company. The provisions of Section 2.5, Section 2.6 and Section 2.8 may only be enforced by the Company against the Investor Stockholders and by the Investor Stockholders against the Company.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first written above.

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch

Name:	Brian P. Lynch
Title:	Executive Vice President, Chief Financial Officer and Chief Legal Officer

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

DDFS PARTNERSHIP LP

By: DDFS Management Company, LLC, its
General Partner

By:	/s/ Thomas Dundon
Name: Thomas Dundon
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

DUNDON 2009 GIFT TRUST

By:	/s/ Thomas Dundon
Name: Thomas Dundon
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

PEP TG INVESTMENTS LP

By: PEP TG Investments GP LLC, its
General Partner

By:	/s/ Scott Marimow
Name: Scott Marimow
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

TGP INVESTORS, LLC

By: WestRiver Management, LLC, its
Managing Member

By:	/s/ Erik Anderson
Name: Erik Anderson
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

TGP INVESTORS II, LLC

By: WestRiver Management, LLC, its
Managing Member

By:	/s/ Erik Anderson
Name: Erik Anderson
Title: Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

TGP ADVISORS, LLC

By:	/s/ Erik Anderson
Name: Erik Anderson
Title: Authorized Signatory

SIGNATURE PAGE TO STOCKHOLDERS AGREEMENT

SCHEDULE A

Investor Stockholders

PROVIDENCE STOCKHOLDERS:

Name	Initial Providence Shares
PEP TG Investments LP	[●]

WEST RIVER STOCKHOLDERS:

Name	Initial West River Shares
TGP Investors, LLC	[●]
TGP Investors II, LLC TGP Advisors, LLC

DUNDON STOCKHOLDERS:

Name	Initial Dundon Shares
DDFS Partnership, LP Dundon 2009 Gift Trust	[●]

Annex E

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of October 27, 2020, by and among Callaway Golf Company, a Delaware corporation (the “Company”), Topgolf International, Inc., a Delaware corporation (“Topgolf”), and each of the Persons listed on Schedule A hereto, together with any of such Persons’ permitted transferees that have been assigned such Persons’ rights pursuant to the terms of this Agreement, each of which is referred to in this Agreement as a “Holder”.

RECITALS

WHEREAS, the Company and Topgolf are party to that certain Agreement and Plan of Merger, dated as of October 27, 2020 (as it may be amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Topgolf and 51 Steps, Inc., a Delaware corporation (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into Topgolf, with Topgolf being the surviving entity and a wholly-owned subsidiary of the Company (the “Merger”), and (ii) by virtue of the Merger, former stockholders of Topgolf will receive newly issued shares of Common Stock, par value $0.01 per share, of the Company (“Common Stock”);

WHEREAS, upon the consummation of the transactions contemplated by the Merger Agreement, the Holders, each of which is currently a stockholder of Topgolf, will become stockholders of the Company and will cease to be stockholders of Topgolf; and

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the parties hereto desire to enter into this Agreement, to be effective upon the consummation of the Merger.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS.

For purposes of this Agreement:

1.1 “Affiliate” means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2 “Damages” means any loss, damage or liability to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

1.3 “Demand Registration Request” means a request by certain Holders to file a Form S-1 or Form S-3 registration statement pursuant to Section 2.1(a) or (b).

1.4 “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.5 “Excluded Registration” means (i) a registration relating to the sale of securities to employees of the Company or a subsidiary pursuant to a stock option, stock purchase, or other benefit plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; (iv) a registration relating to a dividend reinvestment plan; or (v) a registration in which the only Common Stock being registered is Common Stock issuable (A) upon conversion of debt securities that are also being registered or (B) upon the exercise of rights in connection with a rights offering.

1.6 “Excluded Stock” means any Common Stock received by the Holders as Series F Per Share Consideration, Series G Per Share Consideration or Series H Per Share Consideration (in each case as defined in the Merger Agreement). It is understood and agreed that the number of shares of Excluded Stock that each Holder receives in the Merger will be reflected on Schedule B hereto upon the consummation of the Merger.

1.7 “Form S-1” means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

1.8 “Form S-3” means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Company with the SEC.

1.9 “Holder” means any holder of Registrable Securities who is a party to this Agreement.

1.10 “Immediate Family Member” means a child, spouse, or any other direct lineal descendant, including adoptive relationships, of a natural person referred to herein.

1.11 “Initiating Holders” means, collectively, Holders who properly initiate a registration request under this Agreement.

1.12 “Person” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.13 “Registrable Securities” means (i) any Common Stock received by the Holders in the Merger; and (ii) any Common Stock issued as (or issuable upon the conversion, exercise or exchange (in each case, directly or indirectly) of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clause (i); excluding in all cases, however, (A) any Registrable Securities sold or otherwise transferred by a Person in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Section 6.1 and (B) any Registrable Securities that are freely saleable without registration and without restrictions or limitations on volume, or manner of sale or otherwise under SEC Rule 144.

1.14 “Registrable Securities then outstanding” means the number of shares determined by adding the number of shares of outstanding Common Stock that are Registrable Securities and the number of shares of Common Stock issuable (directly or indirectly) pursuant to then exercisable and/or convertible securities that are Registrable Securities.

1.15 “SEC” means the Securities and Exchange Commission.

1.16 “SEC Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.

1.17 “SEC Rule 145” means Rule 145 promulgated by the SEC under the Securities Act.

1.18 “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

1.19 “Selling Expenses” means all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 3.3.

ARTICLE II.

REGISTRATION RIGHTS.

The Company covenants and agrees as follows:

2.1 Demand Registration.

(a) Form S-1 Demand. If at any time after one hundred eighty (180) days after the consummation of the Merger, the Company receives a request from Holders of at least fifteen percent (15%) of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), then the Company shall (i) within ten (10) days after the date such request is given, give notice thereof (the “Demand Notice”) to all Holders other than the Initiating Holders; and (ii) as soon as reasonably practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within ten (10) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(f) and Section 2.3.

(b) Form S-3 Demand. If at any time after one hundred eighty (180) days after the consummation of the Merger (i) the Company is eligible to use a Form S-3 registration statement and (ii) the Company receives a request from Holders of at least (1) with respect to the first request pursuant to this Section 2.1(b), twelve and one-half percent (12.5%) of the Registrable Securities then outstanding and (2) with respect each subsequent request pursuant to this Section 2.1(b), seven and one-half percent (7.5%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), then the Company shall (A) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (B) as soon as reasonably practicable, and in any event within thirty (30) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act, or any similar short-form registration which may be available to the Company under the Securities Act (including, without limitation, a post-effective amendment or prospectus supplement in respect thereof), covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within ten (10) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 2.1(f) and Section 2.3.

(c) Shelf Registration. At any time that the Company is eligible to use a registration statement on Form S-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto (a “Shelf Registration Statement”), any Demand Registration Request properly made pursuant to Section 2.1(a) or Section 2.1(b) may request that the Company register Registrable Securities under a Shelf Registration Statement, and the Company shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective by the SEC as soon as is reasonably practicable, and in any event within sixty (60) days after the initial filing thereof. In such case, and notwithstanding anything to the contrary in Section 2.1(a) and Section 2.1(b): (i) all of the Registrable Securities

subject to the applicable Demand Registration Request shall be registered on a Shelf Registration Statement or at the Company’s election, if the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act) (a “WKSI”), an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “Automatic Shelf Registration Statement”); and (ii) the Shelf Registration Statement or Automatic Shelf Registration Statement shall cover any distribution methods reasonably requested by any Holder. For the avoidance of doubt, any registration on a Shelf Registration Statement or Automatic Shelf Registration Statement may be effected, to the extent available to the Company, by filing a post-effective amendment or prospectus supplement to an existing registration statement of the Company.

(d) Shelf Takedowns. At any time that a Shelf Registration Statement is effective, if a Holder of Registrable Securities covered by such Shelf Registration Statement delivers a notice to the Company (a “Shelf Takedown Notice”) stating that such Holder intends to effect an offering of all or part of its Registrable Securities included in such Shelf Registration Statement (a “Shelf Takedown”) and the Company is eligible to use such Shelf Registration Statement for such Shelf Takedown, then the Company shall take all actions reasonably required, including amending or supplementing (a “Shelf Supplement”) such Shelf Registration Statement or prospectus, to enable such Registrable Securities to be offered and sold as contemplated by such Shelf Takedown Notice. Each Shelf Takedown Notice shall specify the number of Registrable Securities to be offered and sold under the Shelf Takedown. Except in connection with a Shelf Takedown Block Trade (as defined below), upon receipt of a Shelf Takedown Notice, the Company shall promptly (but in no event later than two (2) business days after receipt of a Shelf Takedown Notice) deliver notice of such Shelf Takedown Notice to all other holders of Registrable Securities registered on such Shelf Registration Statement who shall then have seven (7) days from the date such notice is given to notify the Company in writing of their desire to be included in such Shelf Takedown. The Company shall prepare and file with the SEC a Shelf Supplement as soon as practicable after the date on which it received the Shelf Takedown Notice and, if such Shelf Supplement is an amendment to such Shelf Registration Statement, shall use its reasonable best efforts to cause such Shelf Supplement to be declared effective by the SEC as soon as practicable thereafter.

(e) Shelf Takedown Block Trade. Notwithstanding anything to the contrary in Section 2.1(d), if an institutional Holder wishes to engage in an underwritten block trade off of a Shelf Takedown (a “Shelf Takedown Block Trade”), then notwithstanding the foregoing time periods, the Holder shall notify the Company and each of the other institutional Holders of the Shelf Takedown Block Trade by 10:00 a.m. Pacific Time on the day such offering is to commence and such other Holders must elect whether or not to participate by noon Pacific Time the day such offering is to commence, and the Company shall as promptly as reasonably practicable use its commercially reasonable efforts (including co-operating with such Holder with respect to the provision of necessary information) to facilitate such Shelf Takedown Block Trade (which may close as early as two (2) business days after the date it commences), provided that the Holder requesting such Shelf Takedown Block Trade shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to such Shelf Takedown Block Trade.

(f) Deferral. Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company’s chief executive officer or chief financial officer stating that in the good faith judgment of the Company’s Board of Directors it would be materially detrimental to the Company and its stockholders for such registration statement to be filed and it is therefore necessary to defer the filing of such registration statement, because such action would: (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material non-public information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than sixty (60) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than twice in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such sixty (60) day period other than an Excluded Registration.

(g) Exception for Company Registrations. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(a) (i) during the period that is sixty (60) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected two (2) registrations pursuant to Section 2.1(a); (iii) if the Initiating Holders propose to dispose of Registrable Securities that may be registered on Form S-3 rather than Form S-1 pursuant to a request made pursuant to Section 2.1(b); or (iv) if the Company has effected a registration within the six (6) month period immediately preceding the date of such request. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.1(b) (i) during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on the date that is ninety (90) days after the effective date of, a Company-initiated registration, provided, that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Company has effected six (6) registrations pursuant to Section 2.1(b); or (iii) if the Company has effected a registration within the six (6) month period immediately preceding the date of such request. Notwithstanding the foregoing, the Company shall not be obligated to effect, or to take any action to effect, more than an aggregate of six (6) registrations pursuant to Section 2.1(a) and Section 2.1(b). A registration shall not be counted as “effected” for purposes of this Section 2.1(g) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to one (1) demand registration statement pursuant to Section 3.3, in which case such withdrawn registration statement shall be counted as “effected” for purposes of this Section 2.1(g).

2.2 Piggyback Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for stockholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, as soon as reasonably practicable, give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Section 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration, and each Holder of Registrable Securities shall be permitted to withdraw all or part of such Holder’s Registrable Securities from any registration initiated by the Company under this Section 2.2 by giving written notice to the Company of such request to withdraw at any time prior to the effective date of such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 3.3. For the avoidance of doubt, any registration effected pursuant to Section 2.2 hereof shall not be counted as “effected” for purposes of Section 2.1(g).

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwritten offering (each, an “Underwritten Demand Registration”), they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice; provided, that the Holders shall not be entitled to effect more than two (2) Underwritten Demand Registrations pursuant to the terms of this Agreement. The underwriter will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders; provided, however, that in the case of a Shelf Takedown Block Trade, a majority in interest of the Initiating Holders can select the underwriter, provided the selected underwriter is reasonably acceptable to the Company.

In such event, the right of any Holder to include such Holder’s Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwritten offering and the inclusion of such Holder’s Registrable Securities in the underwritten offering to the extent provided herein. All Holders proposing to distribute their securities through such underwritten offering shall (together with the Company as provided in Section 3.1(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwritten offering. Notwithstanding any other provision of this Section 2.3, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be offered in an underwritten offering, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be included in such underwritten offering pursuant hereto, and the number of Registrable Securities that may be included in the underwritten offering shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such underwritten offering shall not be reduced unless all other securities are first entirely excluded from such underwritten offering.

(b) In connection with any underwritten offering of shares of the Company’s capital stock pursuant to Section 2.2 (each, an “Underwritten Registration”), the Company shall not be required to include any of the Holders’ Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering. For purposes of the provisions in Section 2.3(a) and in this Section 2.3(b) concerning apportionment, for any selling Holder that is a partnership, limited liability company, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such Holder, or the estates and Immediate Family Members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such “selling Holder,” as defined in this sentence.

ARTICLE III.

FACILITATING REGISTRATIONS AND OFFERINGS.

3.1 Obligations of the Company. Whenever required under Section 2 to effect the registration of any Registrable Securities, the Company shall, as promptly as reasonably practicable:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities, use its commercially reasonable efforts to cause such registration statement to become effective and keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration, and (ii) in the case of a Shelf Registration Statement filed pursuant to Section 2.1(c), subject to compliance with applicable SEC rules, the Company shall be required to keep the registration statement continuously effective until all such Registrable Securities are sold, including, for the avoidance of doubt, preparing and filing with the SEC such amendments, including post-effective amendments, and supplements, or otherwise updating, renewing, refiling or replacing any Shelf Registration Statement and Automatic Shelf Registration Statement, as applicable, in the event necessary to maintain the registration of all Registrable Securities and keeping such new Shelf Registration Statement continuously effective and in compliance with the provisions of the Securities Act until all such Registrable Securities have been sold;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including any preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities; provided, however, that the availability of such documentation on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system or such successor system (“EDGAR”) shall satisfy such delivery requirement hereunder;

(d) use its commercially reasonable efforts to register and qualify the Registrable Securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) in the case of an Underwritten Demand Registration, promptly make available for inspection by the selling Holders, any underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company’s officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as is reasonably necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed;

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus;

(k) advise each selling Holder, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(l) in connection with an Underwritten Demand Registration, upon request, obtain a “comfort” letter from the Company’s independent registered public accountants for delivery to the managing underwriter(s), in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the selling Holders;

(m) in connection with an Underwritten Demand Registration, if the registration involves the registration of Registrable Securities with an anticipated aggregate offering price, net of Selling Expenses, of at least ten million dollars ($10,000,000), use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the managing underwriter(s);

(n) in connection with an Underwritten Demand Registration, upon request, obtain an opinion or opinions from counsel for the Company (including outside counsel) for delivery to the managing underwriter(s), in customary form, scope and substance, which opinions shall satisfy the requirements under the applicable underwriting agreement; and

(o) otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the selling Holders, in connection with such registration, including, without limitation, making available senior executives of the Company to participate in any due diligence sessions that may be reasonably requested by the managing underwriter(s) in an Underwritten Demand Registration.

To the extent the Company is a WKSI at the time any Demand Registration Request is submitted to the Company and the Company elects to file an Automatic Shelf Registration Statement, if the Company does not pay the filing fee covering the Registrable Securities at the time the Automatic Shelf Registration Statement is filed, the Company agrees to pay such fee at such time or times as the Registrable Securities are to be sold. To the extent required in order to maintain an effective Automatic Shelf Registration Statement covering the Registrable Securities, the Company shall file a new Automatic Shelf Registration Statement covering the Registrable Securities. If at any time when the Company is required to re-evaluate its WKSI status the Company determines that it is not a WKSI and the Automatic Shelf Registration Statement is no longer available to be used to sell Registrable Securities, the Company shall use its reasonable best efforts to file a new Shelf Registration Statement and keep such Shelf Registration Statement effective during the period during which such registration statement is required to be kept effective.

If the Company files any Automatic Shelf Registration Statement for the benefit of the holders of any of its securities other than the Holders, the Company agrees that, if it is eligible to rely on Rule 430B, it shall include such disclosures as may be required by Rule 430B in order to ensure that the Holders may be added to such Automatic Shelf Registration Statement at a later time through the filing of a prospectus supplement rather than a post-effective amendment.

3.2 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Article II or Article III hereof with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder’s Registrable Securities.

3.3 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Article II or Article III hereof, including, but not limited to, all registration, filing, and qualification fees; printers’ and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements of (i) one counsel for the selling Holders and (ii) each additional counsel retained by any Holder for the purpose of rendering a legal opinion on behalf of any such Holder in connection with any Underwritten Demand Registration (but only for the reasonable fees and disbursements directly associated with rendering such opinions) (collectively, “Selling Holder Counsel”), not to exceed fifty thousand dollars ($50,000) in the aggregate, shall be borne and paid by the Company; provided, however, that the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the Holders of a majority of the Registrable Securities agree to forfeit their right to one (1) registration pursuant to Section 2.1(a) or Section 2.1(b), as the case may be; provided, further, that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses. All Selling Expenses relating to Registrable Securities registered pursuant to this Agreement shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

3.4 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of Articles II or III herein.

ARTICLE IV.

INDEMNIFICATION.

4.1 Indemnification by the Company. If any Registrable Securities are included in a registration statement under this Agreement, to the extent permitted by law, rule or regulation (collectively, “Law”), the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and stockholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages, and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 4.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon an untrue statement or omission made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

4.2 Indemnification by Holders. If any Registrable Securities are included in a registration statement under this Agreement, to the extent permitted by Law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Company within the meaning of the Securities Act, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), any other Holder selling securities in such registration statement, and any controlling Person of any such underwriter or other Holder, against any Damages, in each case only to the extent that such Damages result from any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto or an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in written information furnished by or on behalf of such selling Holder expressly for use in connection with such registration; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which such Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Section 4.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and provided further that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 4.2 and 4.4 exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

4.3 Indemnification Procedures. Promptly after receipt by an indemnified party under this Article IV of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Article IV, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would, in the reasonable opinion of counsel, be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to give notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Article IV, to the extent that such failure materially prejudices the indemnifying party’s ability to defend such action. The failure to give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Article IV.

4.4 Contribution. To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Article IV but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Article IV provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Article IV, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (x) no Holder will be required to contribute any amount in excess of the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder) from all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder’s liability pursuant to this Section 4.4, when combined with the amounts paid or payable by such Holder pursuant to Section 4.2, exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(a) Conflict. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

4.5 Survival. Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Article IV shall survive the completion of any offering of Registrable Securities in a registration under this Agreement, and otherwise shall survive the termination of this Agreement.

ARTICLE V.

OTHER AGREEMENTS.

5.1 Reports Under Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after one hundred eighty (180) days after the consummation of the Merger), the Securities Act, and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 and an Automatic Shelf Registration Statement (in each case at any time that the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to Form S-3; provided, however, that the availability of such documentation on EDGAR shall satisfy such delivery requirement hereunder.

5.2 Limitations on Subsequent Registration Rights. From and after the consummation of the Merger, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company that (i) would provide to such holder the right to include securities in any registration on other than either a pro rata basis with respect to the Registrable Securities or on a subordinate basis after all Holders have had the opportunity to include in the registration and offering all shares of Registrable Securities that they wish to so include or (ii) allow such holder or prospective holder to initiate a demand for registration of any securities held by such holder or prospective holder; provided that this limitation shall not apply to any additional Holder who becomes a party to this Agreement in accordance with Section 6.10.

5.3 “Market Stand-off” Agreement.

(a) Each Holder hereby agrees that it will not, without the prior written consent of the managing underwriter(s), during the period commencing on the date of the final prospectus relating to the registration by the Company of shares of its Common Stock or any other equity securities under the Securities Act on a registration statement on Form S-1 or Form S-3 (other than a Shelf Registration Statement or an Automatic Shelf Registration Statement, or to the extent any securities of such Holder are covered by such registration statement), and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed ninety (90) days), with respect to any Registrable Securities held by it, (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for such offering or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise; provided, that, nothing herein shall prohibit any Holder from (i) pledging any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock in connection with such Person’s entry into a credit facility or any other bona fide borrowing or similar lending arrangement, which shall include margin loans, and for the avoidance of doubt, any pledgee who receives any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock following the exercise of remedies under such credit facility borrowing or arrangement shall not be subject to the restrictions set forth in this Section 5.3(a) or (ii) transferring any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock as a distribution or transfer to general partners, limited partners, members, stockholders or affiliates (as defined in Rule 405 promulgated under the Securities Act) of the Holder or any corporation, partnership, limited liability company, investment fund or other entity which controls or manages or is controlled or managed by the Holder or to entities under common control or management with the Holder, provided that each transferee agrees to be bound in writing by the restrictions set forth herein. The foregoing provisions of this Section 5.3(a) shall be applicable to the Holders only if all executive officers and directors are subject to the same restrictions (unless such executive officers or directors are not required to enter into such restrictions by the underwriters in an underwritten offering); provided, that the Company shall be deemed to have obtained such agreement from any executive officer, director or stockholder that is a party to this Agreement. The underwriters in connection with such registration are intended third-party beneficiaries of this Section 5.3(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 5.3(a), in which case such agreement shall replace and supersede the obligations of this Section 5.3(a) with respect to such registration. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply pro rata to all Holders subject to such agreements, based on the number of shares subject to such agreements.

(b) In order to enforce the foregoing, the Company may impose stop-transfer instructions with respect to the shares of Common Stock of each Holder (and transferees and assignees thereof) until the end of such restricted period.

5.4 Coordination.

(a) During the Coordination Period, no Holder (for purposes of this Section 5.4, each, a “Coordinated Holder”) will transfer any or all of its Common Stock received in the Merger pursuant to (i) SEC Rule 144, (ii) in an unregistered block sale to a financial institution, or (iii) a privately-negotiated transaction under “Section 4(1)-1/2” of the Securities Act or otherwise (each such transfer, a “Public Sale”), in each case other than in compliance with this Section 5.4, provided that the obligations in this Section 5.4 shall not apply to the Excluded Stock.

(b) A Coordinated Holder wishing to make a Public Sale (“Initiating Coordinated Holder”) during the Coordination Period shall consult with the other Coordinated Holders (the “Other Coordinated Holders”) at least two (2) business days prior to effectuating any such Public Sale in order to allow the Other Coordinated

Holders to participate in the applicable Public Sale. Each Other Coordinated Holder shall have the right to sell in a Public Sale up to the number of shares of Common Stock equal to the product obtained by multiplying (i) the number of shares of Common Stock, other than Excluded Stock, that the Initiating Coordinated Holder proposes to sell or transfer in such Public Sale by (ii) a fraction (A) the numerator of which is equal to the number of shares of Common Stock, other than Excluded Stock, then owned by such Other Coordinated Holder and (B) the denominator of which is equal to the number of shares of Common Stock, other than Excluded Stock, then owned by all of the Coordinated Holders. The Initiating Coordinated Holder shall use its commercially reasonable efforts to include in the Public Sale all of the shares of Common Stock that the Other Coordinated Holders have requested to have included pursuant to the immediately preceding sentence.

(c) Each Coordinated Holder that is an investment fund shall provide reasonable prior notice to the Other Coordinated Holders prior to any distribution of Registrable Securities to its partners, members, managers or shareholders (a “Partner Distribution”).

(d) Subject to applicable Law, no Coordinated Holder shall, in a given one-year period during the Coordination Period (with the first such one-year period commencing on the closing date of the Merger and the final such one-year period commencing on the first anniversary of such closing date), transfer pursuant to Public Sales, registered offerings, Partner Distributions or otherwise Registrable Securities in the aggregate representing more than fifty percent (50%) of the total Registrable Securities, other than Excluded Stock, owned by such Coordinated Holder on the first day of such one-year period.

(e) If any Coordinated Holder seeks to effectuate an in-kind distribution of all or part of its shares to its direct or indirect equityholders, which distribution is otherwise permissible under the agreements by which such Coordinated Holder is bound, the Company will, subject to applicable lockups, work with such Coordinated Holder and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Coordinated Holder, subject to applicable legal and regulatory requirements.

(f) The provisions of this Section 5.4 shall terminate on the second (2nd) anniversary of the consummation of the Merger (the period beginning upon the consummation of the Merger and terminating upon such second anniversary, the “Coordination Period”).

ARTICLE VI.

MISCELLANEOUS.

6.1 Successors and Assigns. The rights under this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee of Registrable Securities that (i) is an Affiliate, member, partner or stockholder of a Holder or its Affiliates; or (ii) is a Holder’s Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder’s Immediate Family Members, that (x) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; and (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement, including the provisions of Section 5.3. For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate, member, partner or stockholder of a Holder or its Affiliates; (2) who is a Holder’s Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder’s Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

6.2 Effectiveness; Term. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto; provided that the provisions herein (other than this Article VI) shall not be effective until the consummation of the Merger. In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall automatically terminate and be of no further force or effect. This Agreement shall terminate upon the (i) date as of which all of the Registrable Securities have been sold, transferred, disposed of or exchanged pursuant to a registration statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the SEC)) or (ii) the later of the date as of which (A) there are no Registrable Securities then outstanding, and (B) the expiration of the Coordination Period. The provisions of Article IV shall survive any termination.

6.3 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the General Corporation Law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware, including without limitation Delaware laws relating to applicable statutes of limitation and burdens of proof.

6.4 Counterparts: Facsimile. This Agreement may be executed in multiple counterparts (including facsimile and electronic), each of which shall be an original but all of which together shall constitute but one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day, if sender on the same day sends a confirming copy of such notice by a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt; or (iii) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt.

If to the Company:

Callaway Golf Company

2180 Rutherford Road

Carlsbad, CA 92008

Attn: Brian P. Lynch

E-mail:

with a copy to (which will not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, CA 92130

Attn: Craig M. Garner

Kevin C. Reyes

E-mail:

If to a Holder, to the address set forth below such Holder’s name on Schedule A hereto.

6.7 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding; provided that no such amendment, modification or waiver that would materially and adversely affect a Holder or group of Holders in a manner different than any other Holder or group of Holders shall be effective against such Holder or group of Holders without the consent of the Holders holding a majority of the Registrable Securities that are held by the group of Holders that is materially and adversely affected thereby, and any provision hereof may be waived by any waiving party on such party’s own behalf, without the consent of any other party; provided, further, that Schedule B to this Agreement may be updated upon the consummation of the Merger as provided herein to set forth the number of shares of Excluded Stock that each Holder receives in the Merger. Notwithstanding the foregoing, this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Holder without the written consent of such Holder, unless such amendment, termination, or waiver applies to all Holders in the same fashion. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.8 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

6.9 Aggregation of Stock. All shares of Registrable Securities held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

6.10 Additional Holders. Subject to the prior written consent of the Holders holding a majority of the Registrable Securities, the Company may permit a Person to become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter such Person shall be deemed a “Holder” for all purposes hereunder.

6.11 Entire Agreement. This Agreement (including any Schedules and Exhibits hereto) constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

6.12 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal and state courts located within the geographic boundaries of the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. The prevailing party shall be entitled to reasonable attorney’s fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. Each of the parties to this

Agreement consents to personal jurisdiction for any equitable action sought in the U.S. District Court for the District of Delaware or any court of the State of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

6.13 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or nondefaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

CALLAWAY GOLF COMPANY

By:	/s/ Brian P. Lynch
Name:	Brian P. Lynch
Title:	Executive Vice President, Chief Financial
Officer and Chief Legal Officer

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TOPGOLF INTERNATIONAL, INC.

By:	/s/ William Davenport
Name:	William Davenport
Title:	Vice President & Chief Financial Officer

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

DDFS PARTNERSHIP LP

By: DDFS Management Company, LLC, its General Partner

By:	/s/ Thomas Dundon
Name:	Thomas Dundon
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

DUNDON 2009 GIFT TRUST

By:	/s/ Thomas Dundon
Name:	Thomas Dundon
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

PEP TG INVESTMENTS LP

By: PEP TG Investments GP LLC, its General Partner

By:	/s/ Scott Marimow
Name:	Scott Marimow
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TGP INVESTORS, LLC

By: WestRiver Management, LLC, its Managing Member

By:	/s/ Eric Anderson
Name:	Erik Anderson
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TG INVESTORS II, LLC

WestRiver Management, LLC, its Managing Member

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Authorized Signatory

[Signatures continued on following page.]

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

TGP ADVISORS, LLC

By:	/s/ Erik Anderson
Name:	Erik Anderson
Title:	Authorized Signatory

SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT

SCHEDULE A

Holders

1. TGP Investors, LLC

2. TGP Investors II, LLC

3. TGP Advisors, LLC

4. DDFS Partnership, LP

5. Dundon 2009 Gift Trust

6. PEP TG Investments LP

SCHEDULE B

Excluded Stock

Name of Holder	Excluded Stock
TGP Investors, LLC	[●]
TGP Investors II, LLC	[●]
TGP Advisors, LLC	[●]
DDFS Partnership, LP	[●]
Dundon 2009 Gift Trust	[●]
PEP TG Investments LP	[●]

Annex F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

F-1

or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either

F-2

notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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Annex G

FORM OF

LETTER OF TRANSMITTAL

for securities of

TOPGOLF INTERNATIONAL, INC.

to be exchanged pursuant to the

Agreement and Plan of Merger, dated as of October 27, 2020

The Exchange Agent for the Merger is: [●]

DELIVERY INSTRUCTIONS

[●]

Attn: [●]

[●]

For information please email: [●]

or call: [●]

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. IF SECURITIES ARE REGISTERED IN MORE THAN ONE NAME, A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED FOR EACH SEPARATE REGISTERED HOLDER OF SUCH SECURITIES.

BY SIGNING THIS LETTER OF TRANSMITTAL, YOU AGREE TO THE PROVISIONS CONTAINED HEREIN AND MAKE THE ACKNOWLEDGEMENTS AND REPRESENTATIONS PROVIDED HEREIN.

You are receiving this letter of transmittal (this “Letter of Transmittal”) pursuant to that certain Agreement and Plan of Merger, dated as of October 27, 2020 (the “Merger Agreement”), by and among Callaway Golf Company, a Delaware corporation (“Acquiror”), 51 Steps, Inc. a Delaware corporation and a wholly-owned Subsidiary of Acquiror (“Merger Sub”), and Topgolf International, Inc., a Delaware corporation (the “Company”).

Capitalized terms used but not defined in this Letter of Transmittal shall have the meanings ascribed to such terms in the Merger Agreement. To the extent any provision of this Letter of Transmittal is inconsistent with any provision of the Merger Agreement, the applicable provisions of the Merger Agreement shall control.

Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger as a wholly owned Subsidiary of Acquiror.

You currently hold shares of one or more of the following classes and/or series of Company Stock (or securities convertible into or exercisable or exchangeable for one or more of the following classes and/or series of Company Stock): (a) Company Common Stock, (b) Company Series A-1 Preferred Stock, (c) Company Series A-2 Preferred Stock, (d) Company Series B Preferred Stock, (e) Company Series C-1 Preferred Stock, (f) Company Series C-2 Preferred Stock, (g) Company Series E Preferred Stock, (h) Company Series F Preferred Stock, (i) Company Series G Preferred Stock and/or (j) Company Series H Preferred Stock (the securities referred to in clauses “(a)” through “(j),” collectively, the “Securities”).

At the Effective Time, by virtue of the Merger and without any further action on the part of Acquiror, Merger Sub, the Company or any holder of securities of Acquiror, Merger Sub or the Company, each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares and the Dissenting Shares), shall be entitled to receive, upon delivery of this Letter of Transmittal, properly completed and validly executed, together with any required attachments or other documents, (a) that number of whole shares of Acquiror Common Stock (which shall be in uncertificated book-entry form) representing the Per Share Common Stock Consideration and/or the Per Share Preferred Stock Consideration as if the Merger were a Deemed Liquidation Event (as defined in the Company Certificate of Incorporation), as applicable, into which such holders’ shares of Company Common Stock and/or Company Preferred Stock, as applicable, have been converted pursuant to Section 3.01(a) of the Merger Agreement, (b) any cash in lieu of fractional shares of Acquiror Common Stock that such holder has the right to receive pursuant to Section 3.07 of the Merger Agreement and (c) any cash dividends or other distributions payable in accordance with Section 3.03(c) of the Merger Agreement (clauses “(a),” “(b)” and “(c),” collectively with respect to all shares of Company Stock, and subject to any adjustment pursuant to Section 3.02 of the Merger Agreement, the “Aggregate Merger Consideration”).

How to Receive Your Consideration

To receive your consideration, you will need to complete the following steps:

1.	Provide Registered Holder information (Form 1).

2.	List the Securities being exchanged for payment (Form 2).

3.	Complete the enclosed Internal Revenue Service (“IRS”) Form W-9 or, if you are not a U.S. person for U.S. federal income tax purposes, the appropriate Form W-8, as applicable (Form 3).

4.	Sign this Letter of Transmittal (Form 4).

5.	Complete Medallion Guarantee (Form 5) ONLY IF the consideration is to be issued to any Person other than the Registered Holder.

When steps 1-5 are complete, please send this Letter of Transmittal, duly completed and validly executed, together with the completed and signed enclosed IRS Form W-9 or the appropriate Form W-8, as applicable, and the original Company Certificates representing the Securities to be surrendered in connection with the transactions contemplated by the Merger Agreement or, if applicable, an Affidavit of Lost Certificate and Indemnity Agreement (and, if applicable, the Medallion Guarantee), to the following address:

[●]

The method of delivery is at the election and risk of the undersigned. We recommend you send it by overnight courier or registered mail, return receipt requested and insured. For information, please email [●] or call [●].

By delivering this signed and completed Letter of Transmittal, the undersigned hereby agrees, and represents, warrants and covenants to each of Acquiror, Merger Sub, the Company and the Surviving Company, as follows:

a)

Merger Agreement; Consideration. The undersigned hereby acknowledges and agrees that all descriptions of the delivery of the consideration and other matters related to the Merger and the other transactions contemplated by the Merger Agreement are set forth in summary form in this Letter of Transmittal for the undersigned’s convenience only and are qualified in their entirety by the terms of the Merger Agreement. For the avoidance of doubt, the undersigned hereby acknowledges and agrees that his, her or its agreements, acknowledgements and covenants herein are supplemental to and are not intended to call into doubt the existing validity or effectiveness of any of the matters set forth herein by virtue of the prior adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement by the requisite stockholders of the Company and other actions and operation of applicable Law.

Without limitation of the matters set forth in this Letter of Transmittal or the Merger Agreement, by signing this Letter of Transmittal, the undersigned hereby acknowledges and agrees that (i) the undersigned has received a copy of the Merger Agreement and has read and reviewed and understands the terms of the Merger Agreement and this Letter of Transmittal and the matters set forth therein and herein, including the provisions thereof and hereof related to the exchange of the Securities and the applicable portion of the Aggregate Merger Consideration payable in respect of such Securities, (ii) the undersigned has been urged to and has been given the opportunity to consult with the undersigned’s legal and tax advisors regarding the legal and tax consequences of the transactions contemplated by the Merger Agreement, (iii) that any discussion of tax issues in this Letter of Transmittal is not intended or written to be relied upon, and cannot be relied upon, by you for the purpose of avoiding penalties that may be imposed under applicable tax laws and is included herein solely in connection with the Merger and the other transactions contemplated by the Merger Agreement and (iv) that Weil, Gotshal & Manges LLP represents the Company and Latham & Watkins LLP represents Acquiror.

By signing this Letter of Transmittal, the undersigned hereby acknowledges and agrees that, pursuant to the Merger Agreement, at the Effective Time (by virtue of the Merger and without any further action by Acquiror, Merger Sub, the Company or any holder of securities of Acquiror, Merger Sub or the Company, including the undersigned), the Securities held by the undersigned immediately prior to the Effective Time shall be converted into the right to receive the applicable portion of the Aggregate Merger Consideration payable in respect thereof in accordance with the terms of the Merger Agreement, without interest and subject to any applicable withholding pursuant to the Merger Agreement. The undersigned acknowledges that the applicable portion of the Aggregate Merger Consideration issued in exchange for the Securities surrendered herewith constitutes the entire and total consideration to which the undersigned is entitled at the Effective Time in respect of the undersigned’s Securities pursuant to the terms of the Merger Agreement or any other agreement to which the undersigned is a party. Furthermore, the undersigned acknowledges and agrees that any payments made to the undersigned pursuant to the Merger Agreement shall be final and in no event shall Acquiror, Merger Sub, the Company, the Surviving Company or any of their respective affiliates have any liability to the undersigned for payment or disbursement by any Person (including Acquiror, Merger Sub, the Company, the Surviving Company and their respective affiliates and Representatives (including the Exchange Agent)) in accordance with the Merger Agreement. In the event the undersigned directs the Exchange Agent to deliver the applicable portion of the Aggregate Merger Consideration to a payee other than the registered holder of the applicable Securities (the “Registered Holder”), the undersigned shall bear liability, if any, for any transfer taxes applicable to the delivery of such applicable portion of the Aggregate Merger Consideration to such other payee.

b)

Acknowledgment. The undersigned acknowledges and agrees that, upon execution of the Merger Agreement, Sections 3.01, 3.02, 3.03, 3.04, 3.05, 3.06, 3.07, 3.08 and Article XI of the Merger Agreement shall be binding upon the undersigned as fully as though he, she or it were a signatory thereto, notwithstanding the fact that the undersigned is not a direct signatory to the Merger Agreement.

c)

Ownership of Securities/Authority. By signing this Letter of Transmittal, the undersigned hereby represents and warrants that the undersigned (together with the undersigned’s spouse if the undersigned is an individual, married and the Securities surrendered herewith previously constituted community property under applicable Law) is the sole legal, record and beneficial owner of the Securities surrendered herewith as of immediately prior to the Effective Time, with good and valid title to, and full power and authority to sell, assign and transfer, such Securities free and clear of all liens, claims and encumbrances, other than restrictions on transfer imposed by applicable U.S. federal and state securities laws, and not subject to any claims or other restrictions. The undersigned further hereby represents and warrants that the undersigned has sole power to transfer, sole voting power, sole power of conversion, exchange or exercise, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Letter of Transmittal and the Merger Agreement, in each case with respect to all of the undersigned’s Securities to be surrendered herewith, with no limitations, qualifications or restrictions on such rights, subject to the applicable U.S. federal and state securities laws that restrict the transfer of such Securities.

The undersigned will, upon request, execute and deliver any additional documents reasonably requested by the Exchange Agent to process delivery of the applicable portion of the Aggregate Merger Consideration payable in respect of the Securities in connection with the surrender thereof.

Except for the Securities to be surrendered for exchange pursuant to this Letter of Transmittal (as set forth in Form 2 of this Letter of Transmittal), any Company Equity Awards and/or the Company Warrant, as applicable, the undersigned does not own any shares of capital stock or other equity or voting interests in or other securities of the Company.

The undersigned hereby represents and warrants that (a) if the undersigned is not a natural person, the undersigned is a legal entity duly organized, validly existing and in good standing under the law of its jurisdiction of organization, (b) the undersigned has all legal right, power, authority and capacity to execute and deliver this Letter of Transmittal, to perform each of his, her or its obligations hereunder, and to consummate the transactions contemplated hereby and to participate in the implementation and consummation of the transactions contemplated by the Merger Agreement and (c) the execution and delivery of this Letter of Transmittal has been duly authorized by all necessary action (including, without limitation, if the undersigned is a corporation, approval by its board of directors and, if necessary, shareholders, as the case may be, if the undersigned is a partnership, approval by its general partner or limited partners, as the case may be, if the undersigned is a limited liability company, approval by its managers, and if necessary, members, as the case may be) on the part of the undersigned and this Letter of Transmittal constitutes a valid and binding obligation of the undersigned, enforceable against him, her or it in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, reorganization insolvency, relief of debtors and other similar laws affecting the enforcement of creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

In connection with the Securities to be surrendered for exchange pursuant to this Letter of Transmittal, the undersigned hereby waives all appraisal, quasi-appraisal or dissenters’ rights or similar rights or remedies to which he, she or it may be entitled or otherwise available to the undersigned under any applicable Law in connection with the Merger and the transactions contemplated by the Merger Agreement. The undersigned further understands that if he, she or it has filed a demand for appraisal, quasi-appraisal, dissenters’ or similar rights or remedies with respect to the Securities submitted and surrendered herewith (or, as applicable, cancelled), by submission of this Letter of Transmittal, the undersigned hereby withdraws such demand and agrees that the fair value of such Securities is not more than the consideration payable in respect thereof pursuant to the Merger Agreement. The undersigned understands that submission of this Letter of Transmittal to the Exchange Agent constitutes an irrevocable waiver of his, her or its rights to demand appraisal for the fair value of his, her or its Securities pursuant to the provisions of Delaware law. The undersigned agrees not to bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Authority, which challenges the validity of or seeks to enjoin the operation of any provision of the Merger Agreement or any ancillary agreement contemplated by the Merger Agreement.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned.

No permit, consent, waiver approval or authorization of, or declaration to or filing or registration with, any governmental authority or third party is required in connection with the execution, delivery or performance of this Letter of Transmittal by the undersigned or the consummation by the undersigned of the transactions contemplated hereby.

If the undersigned is an individual resident of any state that is subject to community property laws, unless the signature of the undersigned’s spouse appears on the signature page to this Letter of Transmittal, the undersigned represents and warrants that he or she is not married or that he or she has the power to bind his or her spouse acting alone.

By signing this Letter of Transmittal, the undersigned acknowledges and agrees that (i) the surrender of the Securities pursuant to this Letter of Transmittal is irrevocable and (ii) the undersigned has been provided access to all information requested by the undersigned in order to evaluate the merits and risks of entering into this Letter of Transmittal.

d)

Delivery of Consideration. The delivery by the Exchange Agent of the applicable portion of the Aggregate Merger Consideration to which the undersigned is entitled in respect of the Securities pursuant to the terms of the Merger Agreement is conditioned on, among other things, (i) the Closing and (ii) receipt by the Exchange Agent of this Letter of Transmittal, duly completed and validly executed, together with all required attachments and other documents. No interest will accrue on any portion of the Aggregate Merger Consideration.

The undersigned understands that the delivery and surrender of Securities will not be effective, and the risk of loss of such Securities shall not pass, unless and until the Exchange Agent receives this Letter of Transmittal, properly completed and duly executed, together with all accompanying evidences of authority in form satisfactory to Acquiror and any other required documents, including the certificate or certificates which immediately prior to the Effective Time represented outstanding Securities (“Certificates”). All questions as to validity, form and eligibility of any surrender of Certificates or the Securities represented thereby will be determined by Acquiror (which may delegate power in whole or in part to the Exchange Agent) and such determination shall be final and binding.

The undersigned hereby represents and warrants that the mailing address, wire transfer information, or information provided for special payment or delivery, as applicable, set forth in this Letter of Transmittal is true, correct and complete, and the undersigned hereby agrees to indemnify and hold harmless Acquiror, Merger Sub, the Company, the Surviving Company and the Exchange Agent and their respective agents and representatives from any claims by any person, including the undersigned, relating to the delivery to such address or bank account, or pursuant to such special payment or delivery information, of any portion of the Aggregate Merger Consideration to be paid to the undersigned or on behalf of the undersigned, in respect of the undersigned’s Securities to be surrendered herewith. The undersigned agrees to notify the Exchange Agent of any change to the address, wire instructions or special payment or delivery information set forth herein.

Unless otherwise specified on Form 5, the undersigned hereby (a) directs the Exchange Agent to deliver the evidence of book-entry of Acquiror Common Stock and, if applicable, issue any cash payment, by check as set forth below, for the applicable portion of the Aggregate Merger Consideration payable in respect of the Securities to be surrendered herewith and as may be due pursuant to the terms of the Merger Agreement in the name(s) of the registered holder(s) appearing at the address set forth in Form 1, and (b) acknowledges that, upon delivery of the items identified above by the undersigned to the Exchange Agent, the Exchange Agent shall issue to the undersigned the applicable portion of the Aggregate Merger Consideration in respect of the undersigned’s Securities to be surrendered herewith.

e)

Waiver of Notice. In consideration for, and in light of, the delivery of the applicable portion of the Aggregate Merger Consideration payable in respect of the Securities, the undersigned hereby irrevocably and unconditionally waives any and all preemptive rights, restrictions on transfer, rights of first refusal, tag along rights, rights to notice, registration rights, valuation rights, consent or voting rights, information rights, rights to any liquidation preference and similar rights and benefits to which the undersigned may be entitled pursuant to the Company Certificate of Incorporation or Company Bylaws, any agreements among the Company and any or all of the holders of Company Stock (including the undersigned) and applicable Law.

f)	Release of Claims. The undersigned further acknowledges and agrees as follows:

From and after (and effective upon) the Effective Time, the undersigned, on behalf of himself, herself or itself and each of his, her or its past, present and future controlled Affiliates, parent entities, Subsidiaries, predecessors, executors, administrators, trusts, spouse, heirs, beneficiaries, estates,1 officers, directors, members, partners, employees, agents, representatives, successors and assigns (collectively, the “Releasors”), hereby irrevocably and unconditionally releases and forever discharges each of Acquiror, Merger Sub, the Company, the Surviving Company and each of their respective past and present controlled Affiliates, parent entities, Subsidiaries, predecessors, officers, directors, stockholders, members, partners, employees, agents, representatives, heirs, estates, successors and assigns (individually, a “Releasee” and, collectively, the “Releasees”) from any and all past, present and future disputes, claims, counter-claims, controversies, demands, rights, obligations, promises, agreements, contracts, liabilities, debts, encumbrances, costs (including attorneys’ fees and costs), expenses, judgments, damages, losses, Actions and other causes of action of every kind and nature, whether direct or indirect, known or unknown, fixed or contingent, accrued or not accrued, liquidated or unliquidated or due or to become due, whether arising or pleaded in law or in equity, whether based on fraud, under contract, statute, tort or otherwise (“Claims”), which the undersigned or any of the Releasors now have, may ever have had in the past or may have in the future against any of the Releasees, in each case, to the extent related to the period prior to the Effective Time and in any way arising out of or relating to, the undersigned’s capacity as a stockholder of the Company and/or direct or indirect ownership interest in the Company (including in respect of rights of contribution or indemnification) (such Claims, the “Released Claims”), including, (i) the undersigned’s ownership or purported ownership of the Securities surrendered herewith or (ii) the Transactions, including, without limitation, any and all Claims that the Releasors may have against any of the Releasees with respect to any contract, agreement or other arrangement (whether written or verbal), breach or alleged breach of fiduciary duty or otherwise; provided, that the Released Claims shall not cover Claims (i) arising from rights of any Releasor under or to (A) the Merger Agreement or any ancillary agreement contemplated by the Merger Agreement, (B) any indemnification, exculpation or advancement of expenses provisions for the benefit of directors, officers, employees or other individuals contained in the Company Certificate of Incorporation, the Company Bylaws, the equivalent constituent documents of any Subsidiary of the Company or any indemnification agreement between the Company and any Releasor, (C) any insurance policy acquired by the Company for the benefit of its directors, managers and officers, or (D) salaries, bonuses, benefits or other compensation, and any reimbursable expenses, in each case that are due and payable to the Releasor in respect of services provided by the Releasor to the Company or its Subsidiaries; (ii) that do not involve or relate directly or indirectly to the Company or any of its controlled Affiliates or Subsidiaries; or (iii) which cannot be waived as a matter of law (collectively, the “Unreleased Claims”). The undersigned (for itself and each of the Releasors) hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any claim, suit, action or proceeding of any kind against any Releasee based upon any Claim released or purported to be released pursuant to the foregoing.

It is the intention of the Releasor that this release shall be effective as a full and final accord, satisfaction and release of all of the Claims released or purported to be released pursuant to the foregoing. In furtherance of this intention, Releasor hereby acknowledges and agrees that this release shall extend to any and all such Claims, whether known or unknown, foreseeable or unforeseeable, disclosed or undisclosed, and expressly waives and relinquishes any right any Releasor may have under any statute or rule which may prohibit the release of future rights or a release with respect to unknown claims.

[1]

Note to Draft: We note that “executors, administrators, trusts, spouse, heirs, beneficiaries, estates” are not in support agreement, but intentionally added here given individuals holding stock. Otherwise conforms to support agreement.

The undersigned (a) represents, warrants and acknowledges that the undersigned has been fully advised by the undersigned’s attorney of the contents of Section 1542 of the Civil Code of the State of California, and (b) hereby expressly waives the benefits thereof and any rights that the undersigned may have thereunder. Section 1542 of the Civil Code of the State of California provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

The undersigned also hereby waives the benefits of, and any rights that the undersigned may have under, any statute or common law principle of similar effect in any jurisdiction with respect to the Released Claims. The undersigned understands and acknowledges (for itself and each of the Releasors) that it may discover facts different from, or in addition to, those which it knows or believes to be true with respect to the Released Claims, and agrees that (i) it is the intention of the undersigned to fully, finally and forever waive, settle, release and relinquish all such Released Claims against any Releasee (other than Unreleased Claims), and (ii) this release shall be and remain effective in all respects notwithstanding any subsequent discovery of different and/or additional facts.

The undersigned represents, acknowledges and agrees that he, she or it has read this release and understands its terms and has been given an opportunity to ask questions of Acquiror’s or the Company’s representatives. The undersigned further represents that in signing this release he, she or it does not rely, and has not relied, on any representation or statement not set forth in this release made by any representative of Acquiror or the Company or anyone else with regard to the subject matter, basis or effect of this release or otherwise.

g)

Confidentiality. The undersigned hereby agrees that all confidential and/or proprietary information of the Company (to the extent such information has not been made available to the general public) obtained by the undersigned prior to the Effective Time shall remain subject to all applicable confidentiality obligations (contractual or otherwise) of the undersigned, which such obligations shall not be limited or affected by the Merger.

h)

Miscellaneous. The undersigned hereby acknowledges and agrees that Acquiror and its Affiliates (including the Surviving Company) are third-party beneficiaries of this Letter of Transmittal, and any representations, warranties, acknowledgements, agreements, waivers, releases and covenants are made to and for the benefit of each of Acquiror and its Affiliates (including the Surviving Company) and the Exchange Agent severally and shall be enforceable by each of Acquiror and its Affiliates (including the Surviving Company) and the Exchange Agent severally.

No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned. All obligations of the undersigned hereunder shall be binding upon the heirs, executors, administrators, legal representatives, successors and permitted assigns of the undersigned.

THE UNDERSIGNED HEREBY AND PURSUANT TO SECTION 11.13 OF THE MERGER AGREEMENT IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS LETTER OF TRANSMITTAL OR THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable Law. If any term or provision of this Letter of Transmittal shall for any reason and to any extent be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Letter of Transmittal or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, Acquiror may, upon written notice to the undersigned, modify this Letter of Transmittal so that the transactions contemplated by this Letter of Transmittal and the Merger Agreement be consummated as originally contemplated to the greatest extent possible.

i)

Reliance/Survival. The undersigned understands that the information contained in this Letter of Transmittal may be shared with the Exchange Agent, Acquiror, Merger Sub, the Company and the Surviving Company, and each such Person may rely upon the representations, warranties, covenants and agreements contained herein as if each such Person was a party to this Letter of Transmittal and each shall have the rights, remedies and benefits under this Letter of Transmittal as if such Person was a party hereto. Unless agreed in writing by Acquiror, all representations, warranties, acknowledgements, agreements, waivers and covenants of the undersigned set forth in this Letter of Transmittal will remain in full force and effect pursuant to its terms. Any modification to any term of this Letter of Transmittal requires the prior written consent of both the undersigned and Acquiror.

j)

Governing Law; Venue. This Letter of Transmittal shall be governed by and construed according to the laws of the State of Delaware, without regard to principles of conflicts of law. The undersigned consents to the exclusive jurisdiction of the state and federal courts sitting in the State of Delaware and consents to personal jurisdiction of and venue in such courts with respect to any and all matters or disputes arising out of this Letter of Transmittal. The undersigned hereby agrees that any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Letter of Transmittal or the Merger Agreement or the transactions contemplated hereby or thereby shall be brought in any federal or state court located in the State of Delaware, and the undersigned hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Action and irrevocably waives, to the fullest extent permitted by law, any objection that he, she or it may now or hereafter have to the laying of the venue of any such Action in any such court or that any such Action brought in any such court has been brought in an inconvenient forum.

k)

Interpretation. ALL QUESTIONS AS TO THE FORM OF DOCUMENTS AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR EXCHANGE OF ANY SECURITIES WILL BE DETERMINED BY ACQUIROR IN ITS SOLE DISCRETION, WHICH DETERMINATION WILL BE FINAL AND BINDING TO THE FULLEST EXTENT PERMITTED BY LAW.

The undersigned is strongly urged to consult with legal, tax and/or financial advisor(s) of the undersigned’s choosing regarding the consequences to the undersigned of the Merger Agreement, and the transactions contemplated thereby, including the Merger, and the undersigned’s execution of this Letter of Transmittal and the transactions contemplated hereby, and acknowledges that the undersigned: (a) availed himself, herself or itself of such right and opportunity (to the extent that the undersigned so desired or as otherwise provided herein); (b) has carefully reviewed and understands the terms of the foregoing documents and the transactions contemplated thereby and deems them to be in the undersigned’s best interest; and (c) is competent to execute this Letter of Transmittal free from coercion, duress or undue influence.

Form 1. Registered Holder Information.

Name(s) of Registered Holder(s) exactly as name(s) appear(s) on Security

If Securities submitted for exchange are registered in different names, a SEPARATE letter of transmittal must be submitted for each Registered Holder.

Address

City

State/Province

Postal/Zip Code

Country

Email Address of Registered Holder*

*

By providing your email address, you hereby agree and understand that you are providing your consent to the electronic delivery of any and all disclosures, information or documents in connection with this Letter of Transmittal (“Account”), including any disclosure required by federal, state or local law, and any other information, documents, data records and other legal notices that may relate to your Account. Your consent will continue to apply and you will continue to receive electronically the applicable or requested information pertaining to your Account above until you are no longer an accountholder, or until you withdraw your consent. You may withdraw your consent to receiving Account documents and communications electronically at any time, by contacting us in writing at [•]. Any withdrawal of your consent to Electronic Communications will be effective only after we have a reasonable period of time to process your withdrawal request.

Form 2. Securities Surrendered for Exchange.

Please complete the schedule below by listing the Securities being surrendered for exchange.

Type of Securities	Certificate Number	Quantity of Securities	Check Box if Lost

Company Common Stock			☐
Company Series A-1 Preferred Stock			☐

Company Series A-2 Preferred Stock			☐

Company Series B Preferred Stock			☐

Company Series C-1 Preferred Stock			☐

Company Series C-2 Preferred Stock			☐

Company Series E Preferred Stock			☐

Company Series F Preferred Stock			☐

Company Series G Preferred Stock			☐

Company Series H Preferred Stock			☐

☐

☐

☐

Lost Certificate(s). If the Certificate(s) has (have) been lost, stolen or destroyed, an Affidavit of Lost Certificate and Indemnity Agreement, attached hereto as Exhibit A, must be completed and delivered to the Exchange Agent along with this completed Letter of Transmittal.

Form 3. Tax Matters (IRS Form W-9 or Form W-8)

Each Registered Holder set forth in Form 1 must provide the Exchange Agent with a correct Taxpayer Identification Number (“TIN”) and certain other information on the enclosed IRS Form W-9, or an appropriate IRS Form W-8, as applicable, as described below.

If any consideration to be issued in respect of the Securities being surrendered is to be issued to any Person other than the Registered Holder set forth in Form 1 (a “Transferee”), such Transferee must provide the Exchange Agent with a correct TIN and certain other information on the enclosed IRS Form W-9, or an appropriate IRS Form W-8.

To avoid backup withholding, U.S. federal income tax law generally requires that if your Securities are accepted for payment, you or your assignee (in either case, the “Payee”) must properly complete and timely provide the Exchange Agent (the “Payor”) with the enclosed IRS Form W-9 (in the case of a Payee that is U.S. person (as defined in the instructions to the enclosed IRS Form W-9)) or an appropriate IRS Form W-8 (in the case of a Payee that is not a U.S. person), in each case, in accordance with the instructions thereto, or otherwise establish an exemption from backup withholding. If the Payor is not timely provided with a properly completed IRS Form W-9 or appropriate IRS Form W-8, as applicable, or an adequate basis for an exemption, the Payee may be subject to penalties imposed by the IRS and backup withholding on any cash received pursuant to the Merger (including any cash received in lieu of fractional shares and/or any cash dividends or distributions payable in accordance with Section 3.03(c) of the Merger Agreement). Backup withholding is not an additional tax. Rather, a Payee subject to backup withholding will be allowed a credit of the amount withheld against such Payee’s U.S. federal income tax liability. If withholding results in an overpayment of taxes, you generally must obtain a refund by timely furnishing the required information to the IRS.

Payees are urged to consult their tax advisors regarding compliance with the backup withholding rules. To prevent backup withholding, each Payee that is a U.S. person must timely provide such Payee’s correct TIN by completing the enclosed IRS Form W-9, certifying that (i) the TIN provided is correct, (ii) (a) the Payee is exempt from backup withholding, (b) the Payee has not been notified by the IRS that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified the Payee that such Payee is no longer subject to backup withholding, and (iii) the Payee is a U.S. person (including a U.S. resident alien). In the case of a Payee who is an individual, a Payee’s correct TIN is generally the Payee’s social security number. If the Payee does not have a TIN, such Payee should consult the Instructions for IRS Form W-9 that are included at the end of the attached IRS Form W-9 (the “W-9 Specific Instructions”) for instructions on applying for a TIN and apply for and receive a TIN prior to submitting the IRS Form W-9. If the Payee does not provide such Payee’s TIN to the Payor by the time of payment, backup withholding will apply. If the Securities are held in more than one name or not in the name of the actual owner, consult the W-9 Specific Instructions for information on which TIN to report. To prevent backup withholding, a Payee that is not a U.S. person must complete an appropriate IRS Form W-8.

Certain Payees are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, such exempt Payees who are U.S. persons should indicate their exempt status on the enclosed IRS Form W-9 by providing the appropriate exempt payee code. See the enclosed W-9 Specific Instructions for additional instructions. In order for a nonresident alien or foreign entity to qualify for exempt status, such Payee must submit an appropriate and properly completed IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as the case may be, signed under penalties of perjury attesting to such exempt status and including any necessary supporting documentation. Such forms may be obtained from the Exchange Agent or the IRS website: www.irs.gov.

Failure to provide a properly completed and signed IRS Form W-9 or a properly completed and signed IRS Form W-8BEN, W-8BEN-E or other applicable IRS Form W-8 may result in backup withholding under U.S. tax laws on any payments and may result in penalties imposed by the IRS.

YOU ARE URGED TO CONTACT YOUR TAX ADVISOR FOR ADDITIONAL INFORMATION.

Form W-9 (Rev. October 2018) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification Go to www.irs.gov/FormW9 for instructions and the latest information.	Give Form to the requester. Do not send to the IRS.

Print or type. See Specific Instructions on page 3.	1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.
2 Business name/disregarded entity name, if different from above
3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes.

4  Exemptions (codes apply only to
certain entities, not individuals; see
instructions on page 3):

Exempt payee code (if any)

Exemption from FATCA reporting
code (if any)

(Applies to accounts maintained outside the U.S.)

	☐	Individual/sole proprietor or single-member LLC	☐	C Corporation	☐	S Corporation	☐	Partnership	☐ Trust/estate

☐  Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership)  ▶

Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner.

☐  Other (see instructions)  ▶

	5 Address (number, street, and apt. or suite no.) See instructions.								Requester’s name and address (optional)
6 City, state, and ZIP code
7 List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later.

Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter.

Social security number

	–	–
or
Employer identification number

–

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.	I am a U.S. citizen or other U.S. person (defined below); and

4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later.

Sign Here	Signature of U.S. person ▶	Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following.

•	Form 1099-INT (interest earned or paid)

•	Form 1099-DIV (dividends, including those from stocks or mutual funds)

•	Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
•	Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

•	Form 1099-S (proceeds from real estate transactions)

•	Form 1099-K (merchant card and third party network transactions)

•	Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

•	Form 1099-C (canceled debt)

•	Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your

Cat. No. 10231X	Form W-9 (Rev. 10-2018)

Form W-9 (Rev. 10-2018)	Page 2

allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later, for further information.

Note: If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301. 7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States.

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items.

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 24% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the instructions for Part II for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships, earlier.

What is FATCA Reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note: ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

Form W-9 (Rev. 10-2018)	Page 3

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3.

IF the entity/person on line 1 is a(n) . . .	THEN check the box for . . .
• Corporation	Corporation
• Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes.	Individual/sole proprietor or single-member LLC

• LLC treated as a partnership for U.S. federal tax purposes,

• LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or

• LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes.

Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation)
• Partnership	Partnership
• Trust/estate	Trust/estate

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you.

Exempt payee code.

• Generally, individuals (including sole proprietors) are not exempt from backup withholding.

• Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

• Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

• Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

    1 – An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

    2 – The United States or any of its agencies or instrumentalities

    3 – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

    4 – A foreign government or any of its political subdivisions, agencies, or instrumentalities

    5 – A corporation

    6 – A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

    7 – A futures commission merchant registered with the Commodity Futures Trading Commission

    8 – A real estate investment trust

    9 – An entity registered at all times during the tax year under the Investment Company Act of 1940

    10 – A common trust fund operated by a bank under section 584(a)

    11 – A financial institution

    12 – A middleman known in the investment community as a nominee or custodian

    13 – A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1]	See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2]

However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B – The United States or any of its agencies or instrumentalities

C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E – A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G – A real estate investment trust

H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I – A common trust fund as defined in section 584(a)

J – A bank as defined in section 581

K – A broker

L – A trust exempt from tax under section 664 or described in section 4947(a)(1)

M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note: You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records.

Form W-9 (Rev. 10-2018)	Page 4

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN.

If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note: See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days.

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code, earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:

1.	Individual	The individual

2.	Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]

3.	Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account

4.	Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]

5.	a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

6.	Sole proprietorship or disregarded entity owned by an individual	The owner[3]

7.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:		Give name and EIN of:

8.	Disregarded entity not owned by an individual	The owner

9.	A valid trust, estate, or pension trust	Legal entity[4]

10.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation

11.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

12.	Partnership or multi-member LLC	The partnership

13.	A broker or registered nominee	The broker or nominee

14.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

15.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust
[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

[2]	Circle the minor’s name and furnish the minor’s SSN.

[3]	You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships, earlier.

*	Note: The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•	Protect your SSN,
•	Ensure your employer is protecting your SSN, and
•	Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

Form W-9 (Rev. 10-2018)	Page 5

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at spam@uce.gov or report them at www.ftc.gov/complaint. You can contact the FTC at www.ftc.gov/idtheft or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see www.IdentityTheft.gov and Pub. 5027.

Visit www.irs.gov/IdentityTheft to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Form 4. Signature Page to Letter of Transmittal

By signing below, you acknowledge and represent that you have fully read and understood this Letter of Transmittal and consent to be legally bound by its terms and conditions.

You also represent that you are authorized to sign this Letter of Transmittal (either in your capacity as the Registered Holder set forth in Form 1 or in your capacity as having the authority to affix the signature of the Registered Holder set forth in Form 1) with the intention of providing a signature that is binding on the Registered Holder and such signature is provided on behalf of all owners for joint accounts.

Your signature below certifies that no alterations have been made in any way to this Letter of Transmittal or any of the other instruments or documents accompanying this Letter of Transmittal or otherwise submitted by you. To the extent you have made any alterations to this Letter of Transmittal or any such other instruments or documents, any such alterations are deemed unenforceable and receipt of any payment does not constitute agreement to any such alterations.

Sign Here:
(Signature(s) of Registered Holder(s))

Name:
(Please Print)

Title:
(if signing on behalf of an entity)

Date:

ADDITIONAL SIGNERS (IF APPLICABLE)

Sign Here:
(Signature(s) of Registered Holder(s))

Name:
(Please Print)

Title:
(if signing on behalf of an entity)

Date:

Form 5. Medallion Guarantee Stamp/Signature

ONLY COMPLETE THIS FORM if the consideration is to be delivered to any payee other than the Registered Holder of the Securities. You must provide this original fully completed form to the following address (we recommend you send it by overnight courier or registered mail, return receipt requested and insured):

[●]

Sign Here:
(Signature(s) of Registered Holder(s))

Name:
(Please Print)

Title:
(if signing on behalf of an entity)

Date:

ADDITIONAL SIGNERS (IF APPLICABLE)

Sign Here:
(Signature(s) of Registered Holder(s))

Name:
(Please Print)

Title:
(if signing on behalf of an entity)

Date:

A Medallion Signature Guarantee stamp may be obtained from a domestic bank or trust company, broker- dealer, clearing agency, savings association, or other financial institution which participates in a Medallion program of the Securities Transfer Association Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) or the NYSE Medallion Signature Program, as long as the amount of the transaction does not exceed the relevant surety coverage of the medallion. Signature guarantees from financial institutions which do not participate in a Medallion program will not be accepted. A notary public cannot provide a Medallion Signature Guarantee stamp.

Medallion Guarantee Stamp	Name of Institution Providing Medallion Guarantee:

Name/Title of Contact at Institution:

Phone Number of Contact at Institution:

Exhibit A: Affidavit of Lost Certificate and Indemnity Agreement

The undersigned registered holder (“Holder”) hereby represents, warrants and covenants as follows:

1.    Holder’s current address is                                                                                                       .

2.    Holder is the true, lawful, present and sole legal and beneficial owner of, and is entitled to the possession of the following securities issued by Topgolf International, Inc., a Delaware corporation (the “Company”), which have been lost, stolen or destroyed at some time during the period between the date of issuance thereof and the date hereof, and cannot now be produced (the “Lost Certificate(s)”, and the securities represented thereby, the “Securities”):

Name(s) of Registered Holder(s) (exactly as name(s) appear(s) on Share Certificate(s) or holding(s))

Holding-Id(s)	Number of Holdings Represented by Holding-Id(s)

3.    Holder has conducted or caused to be conducted a thorough and diligent search and has failed to find or recover the Lost Certificate(s). The Lost Certificate(s) and any rights or interests therein were not endorsed by Holder. If Holder should find or recover the Lost Certificate(s), Holder will immediately surrender or cause to be surrendered the same to the Company (or its successor), without receiving any consideration thereof for cancellation.

4.    The Lost Certificate(s), the Securities represented thereby, and any rights or interests therein were not sold, assigned, pledged, transferred, delivered, deposited under any agreement, hypothecated or disposed of in any manner by Holder or on Holder’s behalf. Neither Holder nor anyone on Holder’s behalf has signed any power of attorney, assignment or other authorization respecting the Lost Certificate(s) that is now outstanding and in force. No person, firm, company, agency, government or other entity other than Holder has or has asserted any right, title, claim, equity or interest in, to, or respecting the Lost Certificate(s) or the Securities, or any rights or interests therein or proceeds thereof.

5.    Holder agrees to (and on behalf of Holder’s successors or assigns), indemnify and hold harmless the Exchange Agent, the Company and any acquirer of the Company, together with their respective officers, directors, employees, agents, affiliates, successors, and assigns from and against any and all damages, liabilities, losses, actions, suits, claims or expenses (including reasonable attorneys’ fees) arising out of or in connection with the Lost Certificate(s), the Securities and/or the delivery of this Affidavit of Lost Certificate.

6.    This Affidavit of Lost Certificate shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any conflicts of laws provisions thereof.

IN WITNESS WHEREOF, the Holder has executed this Affidavit of Lost Certificate as of the date set forth below.

IF A LEGAL ENTITY
Registered Holder Name: By: (signature) Name: Title: Date:

IF AN INDIVIDUAL
Registered Holder Name: (signature) Date:

PART II INFORMATION NOT REQUIRED IN PROXY

STATEMENT/PROSPECTUS/CONSENT SOLICITATION

Item 20. Indemnification of Directors and Officers

Callaway Golf Company is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1) to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith;

(2) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled;

(3) the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and

(4) the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Callaway under certain circumstances from liabilities

(including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended. The Callaway Charter and Callaway Bylaws provide, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Callaway will indemnify any person (and the estate of any person) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Callaway or is or was serving at the request of Callaway as a director or officer of another corporation or enterprise. Callaway may, in its discretion, similarly indemnify its employees and agents.

The Callaway Charter relieves its directors from monetary damages to Callaway or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Callaway has entered into indemnification agreements with its non-employee directors that require Callaway to indemnify such persons against all expense, liability and loss (including attorneys’ fees), judgments, fines and amounts paid in settlement which are actually incurred in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative to which such person is, was or is threatened to be made a party or witness or other participant in, by reason of the fact that such person is or was a director of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Callaway (and its stockholders in the case of an action by or in the right of Callaway), and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful and provided, further, that Callaway has determined that such indemnification is otherwise permitted by applicable law. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Callaway currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Callaway.

Under the Merger Agreement, for a period of six years after the Effective Time, Callaway and the surviving corporation agree to maintain provisions in the organizational documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of officers and directors that are no less favorable in any material respect to each present and former director and officer of Topgolf and its subsidiaries thereunder.

Under the Merger Agreement, for a period of six years after the Effective Time, Callaway and the surviving corporation agree not amend, repeal or otherwise modify such provisions in any material respect that would adversely affect the rights of those present and former director and officer of Topgolf and its subsidiaries thereunder, in each case, except as required by applicable law.

The Merger Agreement also provides that Callaway and Topgolf shall reasonably cooperate in connection with obtaining “tail” directors’ and officers’ liability insurance policies covering each present and former director and officer of Topgolf and its subsidiaries with a claims reporting or discovery period of at least six years from the Effective Time placed with insurance companies having the same or better AM Best Financial rating as

Topgolf’s current directors’ and officers’ liability insurance companies with terms and conditions providing retentions, limits and other material terms no less favorable in any material respect than the current directors’ and officers’ liability insurance policies maintained by Topgolf with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b) Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes as follows:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for purposes of determining any liability under the Securities Act to any purchaser, each filing of the registrant’s annual report pursuant to Section 13(a) or 15 (d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7) That every prospectus (i) that is filed pursuant to paragraph (a)(5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8) To respond to requests for information that is incorporated by reference into this proxy statement/prospectus/consent solicitation pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

2.1+	Agreement and Plan or Merger, dated October 27, 2020, by and among Callaway Golf Company, 51 Steps, Inc. and Topgolf International, Inc. (included as Annex A to the proxy statement/prospectus/consent solicitation forming a part of this registration statement).

3.1	Restated Certificate of Incorporation of Callaway Golf Company, incorporated herein by this reference to Exhibit 3.3 to Callaway’s Current Report on Form 8-K, as filed with the Commission on May 14, 2020 (file no. 1-10962).

3.2	Seventh Amended and Restated Bylaws of Callaway Golf Company, as amended and restated as of May 12, 2020, incorporated herein by this reference to Exhibit 3.4 to Callaway’s Current Report on Form 8-K, as filed with the Commission on May 14, 2020 (file no. 1-10962).

4.1	Form of Specimen Stock Certificate for Common Stock, incorporated herein by this reference to Exhibit 4.1 to Callaway’s Current Report on Form 8-K, as filed with the Commission on June 15, 2009 (file no. 1-10962).

4.2	Description of Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, incorporated herein by this reference to Exhibit 4.2 to Callaway’s Annual Report on Form 10-K, as filed with the Commission on March 2, 2020 (file no. 1-10962).

4.3	Indenture, dated as of May 4, 2020, between Callaway Golf Company and Wilmington Trust, National Association, incorporated herein by this reference to Exhibit 4.1 to Callaway’s Current Report on Form 8-K, as filed with the Commission on May 4, 2020 (file no. 1-10962).

4.4	Form of 2.75% Convertible Senior Notes due May 1, 2026, incorporated herein by this reference to Exhibit 4.1 to Callaway’s Current Report on Form 8-K, as filed with the Commission on May 4, 2020 (file no. 1-10962).

5.1*	Opinion of Latham & Watkins LLP as to the validity of the shares of common stock of Callaway Golf Company being issued in the Merger.

8.1*	Opinion of Weil, Gotshal & Manges LLP regarding certain tax matters.

10.1	Form of Support Agreement by and among Callaway Golf Company, 51 Steps, Inc. and certain stockholders of Topgolf International, Inc. (included as Annex C to the proxy statement/prospectus/consent solicitation forming a part of this registration statement).

10.2	Stockholders Agreement by and among Callaway Golf Company and certain stockholders of Topgolf International, Inc. (included as Annex D to the proxy statement/prospectus/consent solicitation forming a part of this registration statement).

10.3	Registration Rights Agreement by and among Callaway Golf Company, Topgolf International, Inc. and certain stockholders of Topgolf International, Inc. (included as Annex E to the proxy statement/prospectus/consent solicitation forming a part of this registration statement).

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Callaway Golf Company.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of Topgolf International, Inc.

23.3*	Consent of Latham & Watkins LLP (included in the opinion filed as Exhibit 5.1 and incorporated by reference).

23.4*	Consent of Weil, Gotshal & Manges LLP (included as part of the opinion filed as Exhibit 8.1 and incorporated by reference).

Exhibit Number	Exhibit Description

24.1	Power of Attorney (included in the signature page hereto).

99.1*	Form of Proxy Card of Callaway Golf Company.

99.2*	Form of Written Consent for holders of Topgolf International, Inc. Capital Stock.

99.3	Opinion of Goldman Sachs & Co. LLC (included as Annex B to the proxy statement/prospectus/consent solicitation forming a part of this registration statement).

99.4	Consent of Goldman Sachs & Co. LLC.

99.5*	Consent of Erik J. Anderson to be named as director.

99.6*	Consent of Thomas Dundon to be named as director.

99.7*	Consent of Scott Marimow to be named as director.

*	To be filed by amendment
+

Certain schedules referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Carlsbad, State of California, on November 23, 2020.

CALLAWAY GOLF COMPANY

By:	/s/ Oliver G. Brewer III
Oliver G. Brewer III
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Oliver G. Brewer III and Brian P. Lynch, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Oliver G. Brewer III Oliver G. Brewer III	President and Chief Executive Officer and Director (Principal Executive Officer)	November 23, 2020

/s/ Brian P. Lynch Brian P. Lynch	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	November 23, 2020

/s/ Jennifer Thomas Jennifer Thomas	Vice President and Chief Accounting Officer (Principal Accounting Officer)	November 23, 2020

/s/ Samuel H. Armacost Samuel H. Armacost	Director	November 23, 2020

/s/ Scott H. Baxter Scott H. Baxter	Director	November 23, 2020

/s/ John C. Cushman, III John C. Cushman, III	Director	November 23, 2020

/s/ Laura J. Flanagan Laura J. Flanagan	Director	November 23, 2020

Signature	Title	Date

/s/ Russell L. Fleischer Russell L. Fleischer	Director	November 23, 2020

/s/ John F. Lundgren John F. Lundgren	Chairman of the Board	November 23, 2020

/s/ Adebayo O. Ogunlesi Adebayo O. Ogunlesi	Director	November 23, 2020

/s/ Linda B. Segre Linda B. Segre	Director	November 23, 2020

/s/ Anthony S. Thornley Anthony S. Thornley	Director	November 23, 2020